Form 20-F
period 2013-12-31
Intelsat S.A.
filed 2014-02-20
CIK 1525773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-35878

INTELSAT S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Michelle V. Bryan, Esq.

Executive Vice President, General Counsel and Chief Administrative Officer

Intelsat S.A.

4, rue Albert Borschette

L-1246 Luxembourg

Telephone: +352 27-84-1600

Fax: +352 27-84-1690

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, nominal value $0.01 per share 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value $0.01 per share	New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

105,973,137 common shares, nominal value $0.01 per share	3,450,000 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.     Item  17  ☐    Item  18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 20-F, or Annual Report, constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

When used in this Annual Report, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that we are well positioned to experience growth in free cash flow in the near future based on our backlog, our high operating leverage, the conclusion of our fleet investment program and our stable tax profile; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns by managing our capacity in a disciplined and efficient manner; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; our goal to expand our leading fixed satellite services business to capture new business opportunities; the trends we believe will increase demand for satellite services and that we believe will allow us to capture new business opportunities in the future; our intent to consider select acquisitions of complementary businesses or technology; our expectation that the fixed satellite services sector will experience growth over the next few years; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risk of additional anomalies occurring on our satellites; our expectation that certain anomalies will not result in the acceleration of capital expenditures; our plans for satellite launches in the near term; our expected capital expenditures in 2014 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions, enables us to capitalize on changing market conditions and mitigates the impact of fluctuations in any specific customer type or geographic region; our belief that our global scale, diversity, collection of spectrum rights, technical expertise and fully integrated hybrid network form a strategic platform that positions us to identify and capitalize on new opportunities in satellite services; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; and the impact on our financial position or results of operations of pending legal proceedings.

The forward-looking statements made in this Annual Report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from the forward-looking statements made in this Annual Report include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	inadequate access to capital markets;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed under Item 3D—Risk Factors.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Annual Report and to view all forward-looking statements made in this Annual Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

This Annual Report includes information with respect to market share and industry conditions from third-party sources, public filings and based upon our estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from third-party sources, including 20th Satellite Communications & Broadcasting Markets Survey, Forecasts to 2022, dated September 2013, by Euroconsult; DTH Platforms: Key Economics and Prospects, dated November 2013, by Euroconsult; Broadband Satellite Markets, 12th Edition, dated December 2013, by NSR; Global Assessment of Satellite Demand, 10th Edition, dated September 2013, by NSR; Global Military Satellite Communications, 10th Edition, dated September 2013, by NSR; Wireless Backhaul via Satellite, 7th Edition, dated June 2013, by NSR; Pyramid Research Fixed Communications Demand – Asia Pacific, dated September 2013, Pyramid Research Fixed Communications Demand – Latin America, dated June 3013, and Pyramid Research Total Media Forecast – Asia Pacific, dated October 3013 by Pyramid Research. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of customers contracted, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon public filings of other operators and comparisons provided by third-party sources, as outlined above.

Throughout this Annual Report, unless otherwise indicated, references to market positions are based on third-party market research. If a market position or statement as to industry conditions is based on internal research, it is identified as management’s belief. Throughout this prospectus, unless otherwise indicated, statements as to our relative positions as a provider of services to customers and markets are based upon our market share. For additional information regarding our market share with respect to our customer sets, services and markets, and the bases upon which we determine our market share, see Item 4B – Business overview.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

In this Annual Report unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat” refer to Intelsat S.A., formerly known as Intelsat Global Holdings S.A., and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to our indirect subsidiary, Intelsat Holdings S.A., (3) the term “Intelsat Investments” refers to Intelsat Investments S.A., Intelsat Holding’s direct wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments S.A.’s direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat (Luxembourg) S.A.’s direct wholly-owned subsidiary, (6) the term “Sponsors Acquisition Transactions” refers to the acquisition of Intelsat Holdings by Serafina Acquisition Holdings on February 4, 2008 and related transactions. We refer to Intelsat General Corporation, one of our subsidiaries, as “Intelsat General.” In this Annual Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only.

A.	Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, Item 5—Operating and Financial Review and Prospects and our audited consolidated financial statements and their notes included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013, and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from audited consolidated financial statements that are not included in this Annual Report.

		Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data
Revenue	$2,513,039	$2,544,652	$2,588,426	$2,610,152	$2,603,623
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	401,826	413,400	417,179	415,900	375,769
Selling, general and administrative	253,123	227,271	208,381	204,025	288,467
Depreciation and amortization	804,037	798,817	769,440	764,903	736,567
Impairment of asset value	499,100	110,625	—	—	—
Losses on derivative financial instruments	2,681	89,509	24,635	39,935	8,064
Gain on satellite insurance recoveries	—	—	—	—	(9,618)

Total operating expenses	1,960,767	1,639,622	1,419,635	1,424,763	1,399,249

Income from operations	552,272	905,030	1,168,791	1,185,389	1,204,374
Interest expense, net	1,361,952	1,379,837	1,310,563	1,270,848	1,114,197
Gain (loss) on early extinguishment of debt	4,697	(76,849)	(326,183)	(73,542)	(368,089)
Earnings (loss) from previously unconsolidated affiliates	517	503	(24,658)	—	—
Other income (expense), net	41,496	9,124	1,955	(10,128)	(4,918)

Loss before income taxes	(762,970)	(542,029)	(490,658)	(169,129)	(272,830)
Provision for (benefit from) income taxes	11,689	(26,668)	(55,393)	(19,631)	(30,837)

Net loss	(774,659)	(515,361)	(435,265)	(149,498)	(251,993)
Net (income) loss attributable to noncontrolling interest	369	2,317	1,106	(1,639)	(3,687)

Net loss attributable to Intelsat S.A.	$(774,290)	$(513,044)	$(434,159)	$(151,137)	$(255,680)

Other Data
Capital expenditures	$943,133	$982,127	$844,688	$866,016	$600,792
Basic and Diluted loss per common share attributable to Intelsat S.A.	$(9.39)	$(6.18)	$(5.23)	$(1.82)	$(2.70)
Basic and diluted weighted average shares outstanding (in millions)	82.5	83.0	83.0	83.0	98.5
Dividends declared per 5.75% series A mandatory convertible junior non-voting preferred shares	—	—	—	—	$2.96

Consolidated Cash Flow Data
Net cash provided by operating activities	$877,033	$1,018,163	$915,897	$821,310	$716,892
Net cash used in investing activities	(967,168)	(958,747)	(840,431)	(783,601)	(134,061)
Net cash provided by (used in) financing activities	104,022	129,786	(478,659)	(139,619)	(516,523)

Consolidated Balance Sheet Data
Cash and cash equivalents, net of restricted cash	$508,283	$698,542	$296,724	$187,485	$247,790
Restricted cash	—	—	94,131	—	—
Satellites and other property and equipment, net	5,781,955	5,997,283	6,142,731	6,355,192	5,805,540
Total assets	17,370,365	17,593,017	17,356,613	17,265,846	16,589,670
Total debt	15,325,735	15,920,247	16,003,405	15,904,194	15,287,414
Shareholders’ deficit	(269,889)	(804,330)	(1,198,885)	(1,357,760)	(975,353)
Net assets	(269,889)	(802,428)	(1,147,959)	(1,312,090)	(934,667)
Number of common shares (in millions)	83.3	83.2	83.2	83.2	106.0
Number of 5.75% series A mandatory convertible junior non-voting preferred shares (in millions)	—	—	—	—	3.5

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risks described below are not the only ones that we may face. Additional risks that are not currently known to us or that we currently consider immaterial may also impair our business, financial condition or results of operations.

Risk Factors Relating to Our Business

We are subject to significant competition both within the FSS sector and from other providers of communications capacity, such as fiber optic cable capacity. Competition from other telecommunications providers could have a material adverse effect on our business and could  prevent us from implementing our business strategy and expanding our operations as planned.

We face significant competition in the fixed satellite services (“FSS”) sector in different regions around the world. We compete against other satellite operators and against suppliers of ground-based communications capacity. The increasing availability of satellite capacity and capacity from other forms of communications technology has historically created an excess supply of telecommunications capacity in certain regions from time to time. Increased competition in the FSS sector could lower prices, which could reduce our operating margins and the cash available to fund our operations and service our debt obligations. In addition, there has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. Our direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we invest in similar technology.

We also believe that there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. Any significant improvement or increase in the amount of land-based capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point applications, may cause our video services customers to shift their transmissions to land-based capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other ground-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As land-based telecommunications services expand, demand for some satellite-based services may be reduced.

In addition, we face challenges to our business apart from these industry trends that our competition may not face. A portion of our revenue has historically been derived from channel services. Because fiber optic cable capacity is generally available at lower prices than satellite capacity, competition from fiber optic cable has historically caused a migration of our point-to-point customers from satellite to fiber optic cable on certain routes, resulting in erosion in our revenue from point-to-point services over the last ten years. Some other FSS operators have service mixes that are less weighted towards point-to-point connectivity than our current service mix. We have been addressing this erosion and sustaining our business by expanding our customer base in point-to-multipoint services, such as video, and growing our managed services business.

Failure to compete effectively with other FSS operators and to adapt to new competition and new technologies or failure to implement our business strategy while maintaining our existing business could result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which could restrict our access to the capital markets.

The market for fixed satellite services may not grow or may shrink and therefore we may not be able to attract new customers, retain our existing customers or implement our strategies to grow our business. In addition, pricing pressures may have an adverse impact on FSS sector revenue.

The FSS sector, as a whole, has experienced growth over the past few years. However, the future market for FSS may not grow or may shrink. Competing technologies, such as fiber optic cable, are continuing to adversely affect the point-to- point segment of the FSS sector. In the point-to-multipoint segment, the global economic downturn, the transition of video traffic from analog to digital and continuing improvements in compression technology have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of direct-to-home (“DTH”) platforms, high definition television (“HDTV”) and niche programming, may fail to materialize or may not occur in the manner or to the extent we anticipate. Any of these industry dynamics could negatively affect our operations and financial condition.

Because the market for FSS may not grow or may shrink, we may not be able to attract customers for the services that we are providing as part of our strategy to sustain and grow our business. Reduced growth in the FSS sector may also adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our business and results of operations. In addition, there could be a substantial negative impact on our credit ratings and our ability to access the capital markets.

The FSS sector has in the past experienced periods of pricing pressures that have resulted in reduced revenues of FSS operators. If similar pricing pressures were to occur in the future, this could have a significant negative impact on our revenues and financial condition.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet. As of December 31, 2013, three of the satellites in our fleet were covered by in-orbit insurance. Amounts recoverable from in-orbit insurance coverage may initially be comparable to amounts recoverable with respect to launch insurance coverage; however, such amounts generally decrease over time and are typically based on the declining book value of the satellite.

As our satellite insurance policies expire, we may elect to reduce or eliminate insurance coverage relating to certain of our satellites to the extent permitted by our debt agreements if, in our view, exclusions make such policies ineffective or the costs of coverage make such insurance impractical and we believe that we can more reasonably protect our business through the use of in-orbit spare satellites, backup transponders and self-insurance. A partial or complete failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures, an acceleration of planned capital expenditures, interruptions in service, a reduction in contracted backlog and lost revenue and could have a material adverse effect on our business, financial condition and results of operations. We do not currently insure against lost revenue in the event of total or partial loss of a satellite.

We also maintain third-party liability insurance on our satellites to cover damage caused by our satellites. As of December 31, 2013, all of the satellites in our fleet were covered by third-party liability insurance. This insurance, however, may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

As of December 31, 2013, (a) Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), had approximately $15.3 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.1 billion of which was secured debt, and (b) Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) had approximately $11.8 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.1 billion of which was secured debt. Intelsat Luxembourg debt and Intelsat Jackson debt are included in our consolidated debt.

The indentures and credit agreements governing a substantial portion of the outstanding debt of Intelsat Luxembourg and Intelsat Jackson and their respective subsidiaries permit each of these companies to make payments to their respective direct and indirect parent companies to fund the cash interest payments on such indebtedness, so long as no default or event of default shall have occurred and be continuing or would occur as a consequence thereof.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy obligations with respect to indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indentures governing our notes and the agreements governing such other indebtedness;

•	require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	limit our ability to engage in strategic transactions or implement our business strategies;

•	limit our ability to borrow additional funds; and

•	place us at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

We may be able to incur significant additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of certain additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur new indebtedness, the related risks, including those described above, could intensify.

The terms of the Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other indebtedness may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other outstanding indebtedness contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on Intelsat S.A. and some or all of its subsidiaries, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement.

In addition, the Intelsat Jackson Secured Credit Agreement requires Intelsat Jackson to use a portion of the proceeds of certain asset sales, in excess of a specified amount, that are not reinvested in its business to repay indebtedness under the agreement.

The Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other outstanding indebtedness include covenants restricting, among other things, the ability of Intelsat S.A. and its subsidiaries to:

•	incur or guarantee additional debt or issue disqualified stock;

•	pay dividends (including to fund cash interest payments at different entity levels), or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Jackson Secured Credit Agreement could result in a default under such agreement. If any such default occurs, the lenders under the Intelsat Jackson Secured Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all available cash to repay these borrowings. If this occurred under the Intelsat Jackson Secured Credit Agreement, this would result in an event of default under our existing notes. The lenders under the Intelsat Jackson Secured Credit Agreement will also have the right in these circumstances to terminate any commitments they have to fund further borrowings. If Intelsat Jackson were unable to repay outstanding borrowings when due, the lenders under the Intelsat Jackson Secured Credit Agreement would have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the Intelsat Jackson Secured Credit Agreement were to be accelerated, our assets might not be sufficient to repay such debt in full or to repay the notes and our other debt.

Our business is capital intensive and requires us to make long-term capital expenditure decisions, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict customer demand. We have only a fixed amount of transponder capacity available to serve a particular region. If our customer demand exceeds our transponder capacity, we may not be able to fully capture the growth in demand in the region served by that capacity. We currently expect that the majority of our liquidity requirements in 2014 will be satisfied by cash on hand, cash generated from our operations, borrowings under our revolving credit facility and refinancing of our third party debt. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including general market conditions, our financial performance and our credit rating. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among factors that may adversely affect our credit. Other factors that could impact our credit include the amount of debt in our current capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A disruption in the capital markets, a deterioration in our financial performance or a credit rating downgrade could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. Our debt agreements also impose restrictions on our operation of our business and could make it more difficult for us to obtain further external financing if required. See—The terms of the Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other indebtedness may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions

Long-term disruptions in the capital and credit markets as a result of uncertainty due to the recent global recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If financial market disruptions intensify, it may become difficult for us to raise additional capital or refinance debt when needed, on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash, which could adversely impact our business and our ability to execute our business strategies.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Intelsat S.A and certain of its subsidiaries are Luxembourg-based companies and are subject to Luxembourg taxation for corporations. We believe that a significant portion of the income derived from our communications network will not be subject to tax in certain countries in which we own assets or conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the presently anticipated nature and conduct of our business and on our current position under the tax laws of the countries in which we own assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have a retroactive effect.

In addition, we conduct business with customers and counterparties in multiple countries and jurisdictions. Our overall tax burden is affected by tax legislation in these jurisdictions and the terms of income tax treaties between these countries and the countries in which our subsidiaries are qualified residents for treaty purposes as in effect from time to time. Tax legislation in these countries and jurisdictions may be amended and treaties are regularly renegotiated by the contracting countries and, in each case, may change. If tax legislation or treaties were to change, we could become subject to additional taxes, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contracts and practices and the current tax regimes. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. Our results of operations could be materially adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

We are subject to political, economic and other risks due to the international nature of our operations.

We provide communications services in approximately 200 countries and territories. Accordingly, we may be subject to greater risks than other companies as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide services. If we ever need to pursue legal remedies against our customers or our business partners located outside of Luxembourg, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them depending on their location.

Substantially all of our on-going technical operations are conducted and/or managed in the United States, Luxembourg and Germany. However, providers of satellite launch services, upon which we are reliant to place our satellites into orbit, locate their operations in countries including Kazakhstan and French Guiana. Political disruptions in these two countries could increase the risk of launching the satellites that provide capacity for our operations, which could result in financial harm to us.

Our business is subject to foreign currency risk.

Almost all of our customers pay for our services in U.S. dollars, although we are exposed to some risk related to customers who do not pay in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

Our Sponsors own a significant amount of our common shares and may have conflicts of interest with us in the future.

Our Sponsors (as defined below in Item 4A—History and Development of the Company—The Sponsors Acquisition Transactions) beneficially own in the aggregate approximately 73% of our common shares. By virtue of their share ownership, the Sponsors may be able to influence decisions to enter into any corporate transaction that requires the approval of shareholders. In addition, the Sponsors may have the ability to influence the outcome of other matters that require approval of our shareholders and to otherwise influence us. Additionally, the Sponsors are in the business of making investments in companies and, although they do not currently hold interests in any business that competes directly or indirectly with us, may from time to time acquire and hold interests in businesses that compete with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Sponsors continue to beneficially own a significant amount of our common shares, they will continue to be able to strongly influence our decisions.

We have several large customers and the loss of, or default by, these customers could materially reduce our revenue and materially adversely affect our business.

We rely on a limited number of customers to provide a substantial portion of our revenue and contracted backlog. For the year ended December 31, 2013, our ten largest customers and their affiliates represented approximately 25% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

Some customers have in the past defaulted and, although we monitor our larger customers’ financial performance and seek deposits, guarantees and other methods of protection against default where possible, our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Defaults by any of our larger customers or by a group of smaller customers who, collectively, represent a significant portion of our revenue could adversely affect our revenue, operating margins and cash flows. If our contracted backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

Reductions or changes in U.S. government spending, including the U.S. defense budget, could reduce our revenue and adversely affect our business.

The U.S. government, through the Department of Defense and other agencies, is one of our largest customers. Spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. We provide services to the U.S. government and its agencies through contracts that are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis, even though contract performance may extend over many years. In recent years, there has been a pattern of delays in the finalization and approval of the U.S. government budget, which can create uncertainty over the extent of future government demand for our services. In addition, the budget passed for government fiscal year 2014 incorporates significant reductions as compared to prior budgets for satellite services. Furthermore, in light of the current geopolitical situation, with reductions in US operational presence in Iraq, Afghanistan and potentially the Middle East more generally, there may be additional future declines in the U.S. government’s demand for and use of our services. To the extent the U.S. government and its agencies reduce spending on commercial satellite services, this could adversely affect our revenue and operating margins.

Risk Factors Relating to Our Industry

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost backlog.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of:

•	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

•	problems with the power systems of the satellites, including:

•	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

•	failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and/or

•	problems with the control systems of the satellites, including:

•	failure of the primary and/or backup satellite control processor (“SCP”); and

•	failure of the XIPS used on certain Boeing satellites, which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

•	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out.

We have experienced anomalies in each of the categories described above. Although we work closely with the satellite manufacturers to determine and eliminate the cause of these anomalies in new satellites and provide for on-satellite backups for certain critical components to minimize or eliminate service disruptions in the event of failure, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components. These anomalies can manifest themselves in scale from minor reductions of equipment redundancy to marginal reductions in capacity to complete satellite failure. Some of our satellites have experienced significant anomalies in the past and some have components that are now known to be susceptible to similar significant anomalies. Each of these is discussed in Item 4B—Business Overview—Satellite Health and Technology. An on-satellite backup for certain components may not be available upon the occurrence of such an anomaly.

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationships with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimates of their future effects may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenue generated by that satellite or the recognition of an impairment loss, and in some circumstances could lead to claims from third parties for damages, if a satellite experiencing an anomaly were to cause physical damage to another satellite, create interference to the transmissions on another satellite, or cause other satellite operators to incur expenses to avoid such physical damage or interference. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered. See —Risk Factors Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

Many of the technical problems we have experienced with our current fleet have been component failures and anomalies. Our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The IS-804 satellite was an LM 7000 series satellite, and as of December 31, 2013, we operated one other satellite in the LM 7000 series, IS-805. We believe that the IS-804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

Our IS-802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite in September 2006. A significant subset of transponders on IS-802 was subsequently reactivated and operated normally until the end of its service life in September 2010, when it was decommissioned. We believe that the IS-802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom.

Our Galaxy 26 and Galaxy 27 satellites experienced sudden anomalies in their electrical distribution systems that resulted in the loss of control of the satellites and the interruption of customer services on the satellites in June 2008 and November 2004, respectively. We believe the likely root cause of the anomalies is a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on three of our satellites, Galaxy 27, Galaxy 26 and IS-8.

Our Galaxy 15 satellite experienced an anomaly in April 2010 resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and subsequently completed diagnostic testing and uploading of software updates that protect against future anomalies of this type. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

We may also experience additional anomalies relating to the failure of the SCP in certain of our BSS 601 satellites, various anomalies associated with XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our BSS 702 satellites.

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our IS-4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results.

Certain of the BSS 601 HP satellites have experienced various problems associated with their XIPS. We currently operate four satellites of this type, three of which have experienced failures of both XIPS. We may in the future experience similar problems associated with XIPS or other propulsion systems on our satellites.

Two of the three BSS 702 satellites that we operate, as well as BSS 702 satellites of a similar design operated by others, have experienced a progressive degradation of their solar arrays causing a reduction in output power. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. The power reduction may require us to permanently turn off certain transponders on the affected satellites to allow for the continued operation of other transponders, which could result in a loss of revenues, or may result in a reduction of the satellite’s service life. In 2004, based on a review of available data, we reduced our estimate of the service lives of both satellites due to the continued degradation.

On April 22, 2011, the IS-28 satellite was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A failure review board was established to determine the cause of the anomaly. The failure review board completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The failure review board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was successfully launched in October 2012.

On June 1, 2012, our IS-19 satellite experienced damage to its south solar array during its launch operations. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by Space Systems Loral and Sea Launch to investigate the solar array deployment anomaly concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly and all of the insurance proceeds from the partial loss claim were received in 2013. As planned, the operational portion of IS-19 replaced IS-8 at 166°E longitude, in August 2012.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenue. In addition, significant delays could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although we have had launch insurance on all of our launches to date, if we were not able to obtain launch insurance on reasonable terms and a launch failure were to occur, we would directly suffer the loss of the cost of the satellite and related costs, which could be more than $250 million.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and all of the insurance proceeds from the loss claim were received in 2013.

Since 1975, we and the entities we have acquired have launched 115 satellites. Including the IS-27 satellite, nine of these satellites were destroyed as a result of launch failures. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used.

As of December 31, 2013, we had four satellites in development that are expected to be launched from 2014 to 2015. See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

The construction and launch of satellites are subject to certain delays. Such delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to utilize transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in the launch of a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available. As of December 31, 2013, we had four satellites in development that are expected to be launched from 2014 to 2015. See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites.

Our dependence on outside contractors could result in increased costs and delays related to the launch of our new satellites, which would in turn adversely affect our business, operating results and financial condition.

There is a limited number of companies that we are able to use to launch our satellites and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to our launch service providers, such as satellite launch failures or financial difficulties (which some of these providers have previously experienced), could result in increased costs or delays in the launch of our satellites. General economic conditions may also affect the ability of launch providers to provide launch services on commercially reasonable terms or to fulfill their obligations in terms of launch dates, pricing, or both. In the event that our launch service providers are unable to fulfill their obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.

A natural disaster could diminish our ability to provide communications service.

Natural disasters could damage or destroy our ground stations, resulting in a disruption of service to our customers. We currently have the technology to safeguard our antennas and protect our ground stations during natural disasters such as a hurricane, but the collateral effects of such disasters such as flooding may impair the functioning of our ground equipment. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time.

Risk Factors Relating to Regulation

We are subject to orbital slot/spectrum access requirements of the International Telecommunication Union (“ITU”) and regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes internationally and in those countries.

The telecommunications industry is highly regulated, and we depend on access to orbital slots and spectrum resources to provide satellite services. The ITU and national regulators allocate spectrum for satellite services, and may change these allocations, which could change or limit how Intelsat’s current satellites are able to be used. In addition, in connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries. Obtaining and maintaining these approvals can involve significant time and expense. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide these services to our customers or expand into new services. In addition, the laws and regulations to which we are subject could change at any time, thus making it more difficult for us to obtain new regulatory approvals or causing our existing approvals to be revoked or adversely modified. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in that country. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

If we do not maintain regulatory authorizations for our existing satellites and associated ground facilities or obtain authorizations  for our future satellites and associated ground facilities, we may not be able to operate our existing satellites or expand our operations.

The operation of our existing satellites is authorized and regulated by the U.S. Federal Communications Commission (“FCC”), the U.K. Office of Communications, the telecommunications licensing authority in Papua New Guinea, the telecommunications ministry of Japan, and the regulatory agency of Germany.

We believe our current operations are in compliance with FCC and non-U.S. licensing jurisdiction requirements. However, if we do not maintain the authorizations necessary to operate our existing satellites, we will not be able to operate the satellites covered by those authorizations, unless we obtain authorization from another licensing jurisdiction. Some of our authorizations provide waivers of technical regulations. If we do not maintain these waivers, we will be subject to operational restrictions or interference that will affect our use of existing satellites. Loss of a satellite authorization could cause us to lose the revenue from services provided by that satellite at a particular orbital location to the extent these services cannot be provided by satellites at other orbital locations.

Our launch and operation of planned satellites requires additional regulatory authorizations from the FCC or a non-U.S. licensing jurisdiction. Likewise, if any of our current operations are deemed not in compliance with applicable regulatory requirements, we may be subject to various sanctions, including fines, loss of authorizations, or denial of applications for new authorizations or renewal of existing authorizations. It is not uncommon for licenses for new satellites to be granted just prior to launch, and we expect to receive such licenses for all planned satellites. If we do not obtain required authorizations in the future, we will not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we may lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites.

 If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.

If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the ITU, or national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights and/or priority to use these orbital locations, and the locations with ITU priority could become available for other satellite operators to use. We cannot operate our satellites without a sufficient number of suitable orbital locations with ITU priority in which to place the satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Coordination results may adversely affect our ability to use a satellite at a given orbital location for our proposed service or coverage area.

We are required to record frequencies and orbital locations used by our satellites with the ITU and to coordinate the use of these frequencies and orbital locations in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of satellites at particular orbital locations. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use a satellite at a given orbital location for our proposed service or coverage area. The use of our satellites may also be temporarily or permanently adversely affected if the operation of adjacent satellite networks does not conform to coordination agreements resulting in the acceptable interference levels being exceeded (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).

Our failure to maintain or obtain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. State Department, U.S. Commerce Department and U.S. Treasury Department regulations. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical data or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain required U.S. export authorizations.

If we do not maintain required security clearances from, and comply with our agreements with, the U.S. Department of Defense, or if we do not comply with U.S. law, we may not be able to continue to perform our obligations under U.S. government contracts.

To participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense. Given our foreign ownership, we entered into a proxy agreement with the U.S. government that limits our ability to control the operations of this subsidiary, as required under the national security laws and regulations of the United States. If we do not maintain these security clearances, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. As a result, our business could be materially and adversely affected. Further, if we materially violate the terms of the proxy agreement or if we are found to have materially violated U.S. law, we or the subsidiary holding the security clearances may be suspended or barred from performing any government contracts, whether classified or unclassified, and we could be subject to civil or criminal penalties.

Item 4.	Information on the Company

A.	History and Development of the Company

The Company

Our legal and commercial name is Intelsat S.A. The Company was organized as a public limited liability company (Société Anonyme ) under the laws of the Grand-Duchy of Luxembourg on July 8, 2011. Our principal executive office is located at 4, rue Albert Borschette, L-1246, Luxembourg, telephone number +352 27 84 1600.

Our History

Intelsat, Ltd. was the successor entity to the International Telecommunications Satellite Organization (the “IGO”). The IGO was a public intergovernmental organization created on an interim basis by its initial member states in 1964 and formally established in February 1973 upon entry into force of an intergovernmental agreement. The member states that were party to the treaty governing the IGO designated certain entities, known as the Signatories, to market and use the IGO’s communications system within their territories and to hold investment share in the IGO. Signatories were either private telecommunications entities or governmental agencies of the applicable party’s country or territory. Some Signatories authorized certain other entities located within their territories that used the IGO’s satellite system, known as the Investing Entities, to invest in the IGO as well. Both Signatories and Investing Entities made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Signatories and Investing Entities were also the IGO’s principal customers. Each Signatory’s and Investing Entity’s investment share in the IGO was based on its level of use of the IGO’s satellite system as compared to the use by other Signatories and Investing Entities.

As a public intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. However, due to its status as an intergovernmental organization, the IGO’s business was subject to certain operating restrictions. For example, the IGO could not own or operate its own earth stations or provide retail services directly to end users in certain countries. It also could not set market-based pricing for its services or engage in business relationships with non-Signatories without first obtaining Signatory approval.

The Privatization

Our management began contemplating privatization in the mid-1990s in order to be able to operate our business free of the restrictions described above and to better position us to be responsive to a number of commercial, competitive and regulatory forces. In November 2000, the IGO’s Assembly of Parties unanimously approved our management’s specific plan for our privatization and set the date of privatization for July 18, 2001. On July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to us.

The privatization required the amendment of the two formal agreements establishing the IGO. These two agreements were the Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the INTELSAT Agreement, and the Operating Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the Operating Agreement, which both entered into force in February 1973. Because the process to formally ratify the amendments to the INTELSAT Agreement was expected to be lengthy, the IGO’s Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments on a consensus basis with effect from July 18, 2001, pending their formal ratification. Formal entry into force of the amendments to the INTELSAT Agreement occurred on November 30, 2004.

Upon our privatization, each Signatory and Investing Entity that executed and delivered the required privatization agreements, including a shareholders agreement, received shares in Intelsat, Ltd. in proportion to its investment share in the IGO. The IGO, referred to post-privatization as the International Telecommunications Satellite Organization (“ITSO”), was established and was to exist as an intergovernmental organization for a period of at least 12 years after July 18, 2001, and then could be terminated by a decision of a governing body of ITSO called the Assembly of Parties. The Assembly of Parties voted in 2012 to continue ITSO until at least 2021. Pursuant to a Public Services Agreement among ITSO and Intelsat, Ltd. and certain of our subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation.

The 2005 Acquisition Transactions

On January 28, 2005, Intelsat, Ltd. was acquired by Intelsat Holdings, Ltd. (“Intelsat Holdings”) for total cash consideration of approximately $3.2 billion, with pre-acquisition debt of approximately $1.9 billion remaining outstanding. Intelsat Holdings was initially formed as a Bermuda company.

The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”), our indirect wholly-owned subsidiary now known as Intelsat (Luxembourg) S.A., PanAmSat and Proton Acquisition Corporation, a wholly-owned subsidiary of Intelsat Bermuda, signed a definitive merger agreement pursuant to which Intelsat Bermuda acquired all of the outstanding equity interests in PanAmSat for $25.00 per common share in cash, or approximately $3.2 billion in the aggregate (plus approximately $0.00927 per share as the pro rata share of undeclared regular quarterly dividends).

The Sponsors Acquisition Transactions

On February 4, 2008, Serafina Acquisition Limited completed its acquisition of 100% of the equity ownership of Intelsat Holdings (the “Sponsors Acquisition”) for total cash consideration of approximately $5.0 billion, pursuant to a share purchase agreement among Serafina Acquisition Limited, Intelsat Holdings, certain shareholders of Intelsat Holdings and Serafina Holdings Limited (“Serafina Holdings”). Serafina Holdings is an entity formed by funds controlled by BC Partners Holdings Limited (the “BCEC Funds”) and certain other investors. Subsequent to the execution of the share purchase Agreement, two investment funds controlled by Silver Lake Partners, L.P. (“Silver Lake Partners”) and other equity investors joined the BCEC Funds as the equity sponsors of Serafina Holdings. We refer to the BCEC Funds, the Silver Lake Partners funds and the other equity sponsors collectively as the Sponsors. As a result of completion of the Sponsors Acquisition and related financing transactions, we and our subsidiaries assumed aggregate net incremental debt of approximately $3.7 billion.

The Luxembourg Migration

On December 15, 2009, Intelsat, Ltd. and certain of its parent holding companies and subsidiaries migrated their jurisdiction of organization from Bermuda to Luxembourg (the “Migration”). As a result of the Migration, our headquarters are located in Luxembourg. Each company that migrated has continued its corporate and legal personality in Luxembourg. Subsequent to the Migration, Intelsat Global, Ltd. became known as Intelsat Global S.A., Intelsat Global Subsidiary, Ltd. became known as Intelsat Global Subsidiary S.A., Intelsat Holdings, Ltd. became known as Intelsat Holdings S.A., Intelsat, Ltd. became known as Intelsat S.A., Intelsat (Bermuda), Ltd. became known as Intelsat (Luxembourg) S.A. and Intelsat Jackson Holdings, Ltd. became known as Intelsat Jackson Holdings S.A.

The Initial Public Offering

On April 23, 2013, we completed our initial public offering, in which we issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”), at public offering prices of $18.00 and $50.00 per share, respectively (the initial public offering together with the concurrent public offering, the “IPO”) for total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). In connection with the IPO, on April 16, 2013, the name of the Company was changed from Intelsat Global Holdings S.A. to Intelsat S.A.

B.	Business Overview

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and ISPs. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. For instance, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

We hold the largest number of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in the established regions historically using the most satellite capacity, as well as the higher growth emerging regions, where approximately 53% of our capacity is currently focused.

We believe our leadership position, valuable customer relationships and global network enable us to benefit from growing demand for reliable bandwidth, resulting from trends such as:

•	Global distribution of television entertainment and news programming to fixed and mobile devices;

•	Completion and extension of international, national and regional voice and data networks, fixed and wireless, notably in emerging regions;

•	Universal access to broadband connectivity through fixed and mobile networks by consumers, corporations and other organizations; and

•	Highly specialized fixed and mobile military applications with large and growing bandwidth requirements, such as global maritime networks.

We believe that we have one of the largest, most reliable and most technologically advanced commercial communications networks in the world. Our global communications system features a fleet of over 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the FSS sector. Our satellite capacity is complemented by our suite of IntelsatOne SM managed services, including our terrestrial network comprised of leased fiber optic cable, multiplexed video and data platforms and owned and operated teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

•	Fast and scalable media and communications infrastructure deployments;

•	Superior end-to-end network availability as compared to the availability of terrestrial networks, due to fewer potential points of failure;

•	Highly reliable bandwidth and consistent application performance, as satellite beams effectively blanket service regions;

•	Ability to extend beyond terrestrial network end points or to provide an alternative path to terrestrial infrastructure;

•	Efficient content distribution through the ability to broadcast high quality signals from a single location to many locations simultaneously;

•	Video neighborhoods, or capacity at orbital locations with a large number of consumer dishes or cable headend dishes pointed to them maximizing potential distribution of television programming; and

•	Rapidly deployable communications infrastructure for disaster recovery.

We believe that our hybrid satellite-terrestrial network, combined with the world’s largest collection of FSS spectrum rights, is a unique and valuable asset.

Our network architecture is flexible and, coupled with our global scale, provides superior capital and operating efficiency. We are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. In 2012, we announced our next-generation fleet design, branded as Intelsat EpicNG, a high throughput platform that will further increase our flexibility while decreasing our cost of transmission. Our technology has universal utility across a number of applications, with minimal customization to address diverse applications. We operate our global network from a fully-integrated, centralized satellite operations facility, with regional sales and marketing offices located close to our customers. The operational flexibility of our network is an important element of our differentiation and our growth.

We have a reputation for operational and engineering excellence, built on our experience of 50 years in the communications sector. Our network delivered 99.9995% network availability on station-kept satellites to our customers in 2013. We continue to build upon our engineering leadership in the sector, and in 2012 introduced our next generation satellite platform, known as Intelsat EpicNG , that will progressively evolve our fleet, delivering high throughput capacity in an open-architecture design.

As of December 31, 2013, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $10.1 billion, nearly four times our 2013 annual revenue. For the year ended December 31, 2013, we generated revenue of $2.6 billion and net loss attributable to Intelsat S.A. of $255.7 million. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $2.0 billion, or 78% of revenue, for the year ended December 31, 2013.

We believe we are well-positioned to generate free cash flow in the near future based on the following factors:

•	Significant long-term contracted backlog, enabling us to generate steady and predictable revenue streams;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 78% in the past three years;

•	Reduced interest expense following our IPO and successful refinancing transactions;

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable bandwidth, provide us with a platform for success.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The FSS sector is expected to generate revenues of approximately $11.6 billion in 2014, and C- and Ku-band transponder service revenue is expected to grow by a CAGR of 3.7% from 2013 to 2018 according to a study issued in 2013 by NSR, a leading international market research and consulting firm specializing in satellite and wireless technology and applications.

In recent years, the addressable market for FSS has expanded to include mobile applications because existing mobile satellite systems cannot provide the broadband access required by high bandwidth mobile platforms, such as ships and aircraft, including unmanned aerial vehicles. Satellite services provide secure bandwidth capacity ideal for global in-theater communications since military operations are often in locations without reliable communications infrastructure. According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 5.2% from 2013 to 2018.

Our sector is noted for having favorable operating characteristics, including long-term contracts, high renewal rates and strong cash flows. The fundamentals of the sector—solid growth in demand, moderate price improvements and high operating margins—were maintained throughout the recent economic downturn, demonstrating resilient growth during a period that resulted in recession or slower growth in many regions of the world.

There is a finite number of geostationary orbital slots in which FSS satellites can be located, and many orbital locations already hold operating satellites pursuant to complex regulatory processes involving many international and national governmental bodies. These satellites typically are operated under coordination agreements designed to avoid interference with other operators’ satellites. See—Regulation below for a more detailed discussion of regulatory processes relating to the operation of satellites.

Our sector has consolidated over the course of the last decade, as the combination of large capital commitments, operational infrastructure requirements and access to spectrum has created challenges for smaller operators. Today, there are only four FSS operators, including us, providing global services, which is increasingly important as multinationals and governments seek a one-stop solution for obtaining global connectivity. In addition, there are a number of operators with fewer satellites that provide regional and/or national services. We currently hold the largest number of rights to orbital slots in the most valuable C- and Ku-band spectrums.

We believe a number of fundamental trends are creating increasing demand for satellite services:

•	Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them while creating new audiences for content. Globalization also increases the communications requirements for governments supporting embassy and military applications;

•	Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations. Globally dispersed organizations often turn to satellite-based infrastructures to provide better access, reliability and control. The penetration of broadband connectivity for businesses is expected to grow from 54% to 89% and from 65% to 77% in the Latin America and Asia Pacific regions, respectively, over the period 2013 to 2018 according to Pyramid Research, a research consultant. Further deployments of wireless telecom infrastructure, and the migration from 2G to 3G technology, also creates demand for satellite bandwidth.

•	The emergence of new content consumers resulting from economic growth in developing regions results in increased demand for free-to-air and pay-TV content, including cable and DTH. Demand for capacity to support DTH applications is expected to grow at a CAGR of 4.2% for the period 2013 to 2018, according to NSR.

•	Proliferation of formats results in increased bandwidth requirements as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies. HDTV, and now the introduction of Ultra HD television, Internet distribution of traditional television programming, Internet protocol television and video to mobile devices are all examples of the expanding format and distribution requirements of media programmers, the implementation of which varies greatly from developed to emerging regions. In its 2013 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.8% from 2013 to 2018;

•	Mobility applications, such as wireless phone services, maritime communications, and aeronautical services, are fueling demand for mobile bandwidth. Commercial applications, such as broadband services for consumer air flights and cruise ships, as well as broadband requirements from the maritime and oil and gas sectors, are also resulting in increased demand for satellite-based bandwidth. Rapid growth in cellular services for developing regions is expected to transition from demand for voice only services to demand for data and video services over time, resulting in increased network bandwidth requirements. Fixed satellite services revenue growth related to capacity demand for broadband mobility applications from land, aeronautical and maritime is expected to grow at a CAGR of 19.6% for the period 2013 to 2018, according to NSR; and

•	Increased government applications, such as the increased use of fixed and mobile technology in regions of conflict, are fueling demand for satellite capacity. This includes significant advancements in aeronautical data and video surveillance collection technology, such as manned and unmanned aerial vehicles, which drive increased demand for satellite-based bandwidth. In addition, the cancellation of proprietary government satellite programs has led to an increased government demand for commercial capacity.

In total, C- and Ku-band transponder service revenue is expected to grow at a CAGR of 3.7% from 2013 to 2018, according to NSR.

Our Customer Sets and Growing Applications

We focus on business-to-business services, indirectly enabling enterprise, government and consumer applications through our customers. Our customer contracts offer four different service types: transponder services, managed services, channel services and mobile satellite services and other. See Item 5—Operating and Financial Review and Prospects—Revenue for further discussion of our service types. Characteristics of our customer sets are summarized below:

Customer Set	Representative Customers	Year	Annual Revenue (1)(2)	% of 2013 Total Revenue (2)	% of 2013 Backlog (1)(2)	Backlog to 2013 Revenue Multiple
Network Services	Airbus Defence & Space, Bharti, France Telecom, Harris Caprock UK Limited, Verizon, Vodaphone	2009	$1,245
		2010	$1,248
		2011	$1,218
		2012	$1,193
		2013	$1,202	46%	32%	2.7x
Media	Discovery Communications, Fox Entertainment Group, Home Box Office, DIRECTV, The Walt Disney Company, Turner Broadcasting Company	2009	$781
		2010	$788
		2011	$818
		2012	$859
		2013	$884	34%	61%	7.0x
Government	Australian Defence Force, U.S. Department of Defense, U.S. Department of State, U.S. Navy, U.S. Air Force, DRS Technologies	2009	$418
		2010	$483
		2011	$517
		2012	$524
		2013	$486	20%	7%	1.2x

(1)	Dollars in millions; backlog as of December 31, 2013.
(2)	Does not include satellite related services and other.

We provide satellite capacity and related communications services for the transmission of video, data and voice signals. Our customer contracts cover on- and off-network capacity with four different service types:

On-Network:

•	Transponder services

•	Managed services

•	Channel services

Off-Network:

•	Transponder services

•	Mobile satellite services and other

We also perform satellite-related consulting services and technical services for various third parties, such as operating satellites for other satellite owners.

Network Services

We are the world’s largest provider of satellite capacity for network services, according to Euroconsult, with a 33% global share. Our satellite capacity, paired with our terrestrial network comprised of leased fiber, teleports and data networking platforms, enables the transmission of video, data and voice to and from virtually any point on the surface of the earth. There is an increasing need for basic and high-speed connectivity in developed and emerging regions around the world. We provide an essential element of the infrastructure supporting the rapid expansion of wireless services in many emerging regions.

Network services is our largest customer set and accounted for 46% of our revenue for the year ended December 31, 2013 and $3.2 billion of our contracted backlog as of December 31, 2013. Our business generated from the network services sector is generally characterized by non-cancellable, two to five year contracts with many of the world’s leading communications providers, including fixed and wireless telecommunications companies, such as global carriers and regional and national providers in emerging regions, corporate network service providers, such as VSAT services providers to vertical markets including banks, value-added services providers, such as those serving the oil and gas and maritime industries, and multinational corporations and entities.

Our network services offerings are an essential component of our customers’ services, providing backbone infrastructure, expanded service areas and connectivity where reliability or geography is a challenge. We believe that we are a preferred provider because of our global service capability and our expertise in delivering service operator-grade network availability and efficient network control.

Our IntelsatOneSM network includes regional shared data networking platforms at our teleports that are connected to approximately 40 of our satellites. As a result, our customers can quickly establish highly reliable services across multiple regions, yet operate them on a centralized basis. Our satellite-based solutions allow customers to rapidly expand their service territories, increase the access speed and capabilities for their existing networks and efficiently address new customer and end-user requirements.

Highlights of our network services business include the following:

•	We are the world’s largest provider of satellite capacity for satellite-based private data networks, including VSAT networks, according to Euroconsult;

•	We believe we are the leading provider of satellite capacity for cellular backhaul applications in emerging regions, connecting cellular access points to the global telecommunications network, a global segment expected to generate over $966 million in revenue in 2014, according to NSR. Approximately 75 of our customers use our satellite-based backhaul services as a core component of their network infrastructure due to unreliable or non-existent terrestrial infrastructure. Our cellular backhaul customers include the top 10 mobile groups in Africa, such groups representing 78% of the region’s subscribers; and

•	Over 150 value-added network operators use our IntelsatOneSM broadband hybrid infrastructure to deliver their regional and global services. Applications for these services include corporate networks for multinationals, Internet access and broadband for maritime applications. C- and Ku-band revenue from capacity demand for mobility applications is expected to grow at a CAGR of 19.6% from 2013 to 2018, according to NSR.

Media

We are the world’s second largest provider of satellite capacity for media services, according to Euroconsult, with a 20% global share. We have delivered television programming to the world since the launch of our first satellite, Early Bird, in 1965. We provide satellite capacity for the transmission of entertainment, news, sports and educational programming for over 400 broadcasters, content providers and DTH platform operators worldwide. We have well-established relationships with our media customers, and in some cases have distributed their content on our satellites for over 25 years.

Media customers are our second largest customer set and accounted for 34% of our revenue for the year ended December 31, 2013 and $6.2 billion of our contracted backlog as of December 31, 2013. Our business generated from the media sector is generally characterized by non-cancellable, long-term contracts with terms of up to 15 years with premier customers, including national broadcasters, content providers and distributors, television programmers and DTH platform operators.

Broadcasters, content providers and television programmers seek efficient distribution of their content to make it easily obtainable by affiliates, cable operators and DTH platforms; satellites’ point-to-multipoint capability is difficult to replicate via terrestrial alternatives. Our strong cable distribution neighborhoods offer media customers high penetration of regional and national audiences.

Broadcasters, content providers and television programmers also select us because our global capabilities enable the distribution or retrieval of content to or from virtually any point on earth. For instance, we regularly provide fully integrated global distribution networks for content providers that need to distribute their products across multiple continents. DTH platform operators use our services because of our attractive orbital locations and because the scale and flexibility of our fleet can provide speed to market and lowers their operating risk, as we have multiple satellites serving every region.

We believe that we enjoy a strong reputation for delivering the high network reliability required to serve the demanding media sector.

Our fully integrated satellite, fiber and teleport facilities provide enhanced quality control for programmers. In addition to basic satellite services, we offer bundled, value-added services under our IntelsatOne SM brand that include managed fiber services, digital encoding of video channels and up-linking and down-linking services to and from our satellites and teleport facilities. Our IntelsatOne SM bundled services address programmers’ interests in delivering content to multiple distribution channels, such as television and Internet, and their needs for launching programs to new regions in a cost-efficient manner.

Highlights of our media business include the following:

•	29 of our satellites host premium video neighborhoods, offering programmers superior audience penetration, with nine serving the United States, six serving Europe, eight serving Latin America, four serving Asia and two serving Africa and the Middle East;

•	We are a leading provider of capacity used in global content distribution to media customers, according to Euroconsult. Our top 10 video distribution customers buy service on our network, on average, across three or more geographic regions, demonstrating the value provided by the global reach of our network;

•	We believe that we are the leading provider of satellite service capacity for the distribution of cable television programming in North America, with thousands of cable headends pointed to our satellites. Our Galaxy 13 satellite provided the first high definition neighborhood in North America, and today, our Galaxy fleet distributes over 250 high definition channels, and we distribute over 4,900 channels, including 600 high definition channels, on a global basis. In its 2013 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.8% from 2013 to 2018;

•	We are a leading provider of satellite services for DTH providers, according to Euroconsult, delivering programming to over 32 million subscribers and supporting more than 30 DTH platforms around the world, including DirecTV in Latin America, GVT in Brazil and Multichoice in Africa;

•	We are a leading provider of capacity used in video contribution managed occasional use services, supporting coverage of major events for news and sports organizations, according to Euroconsult. For instance, we have carried programming on a global basis for every Olympiad since 1968. Our services for media companies covering the 2014 winter games included the use of 4 Intelsat satellites and our IntelsatOneSM terrestrial network, offering them a robust and secure method for transporting their content. Premiere rights-holder broadcasters are relying on us to support contribution feeds directly from event venues as well as distribution of live coverage to Asia and the Americas; and

•	Global C- and Ku-band transponder revenue from video applications is forecasted to grow at an overall CAGR of approximately 3.7% from 2013 to 2018, according to NSR.

Government

We are the leading provider of commercial satellite services to the government sector, according to NSR, with a 46% share of the U.S. military and government use of commercial satellite capacity worldwide. With 50 years of experience serving this customer set, we have built a reputation as a trusted partner for the provision of highly customized, secure satellite-based solutions. The government sector accounted for 19% of our revenue for the year ended December 31, 2013 and $577.0 million of our contracted backlog as of December 31, 2013.

Our satellite capacity business generated from the government sector is generally characterized by single year contracts that are cancellable by the customer upon payment of termination for convenience charges and include annual options to renew for periods of up to four additional years. In 2013, the U.S. government budget sequestration reduced the level of activity in our government business, causing our annual renewal rate to be 81% as compared to our three-year average of 85%.

In addition to capacity services, our business generated from hosted payloads is generally characterized by contracts with service periods extending up to the 15 year life of the satellite, cancellable upon payment of termination penalties defined by the respective contracts.

Our customer base includes many of the leading government communications providers, including U.S. military and allied partners, civilian agencies and commercial customers serving the defense sector. We consider each party within the Department of Defense and other U.S. governmental agencies that has the ability to initiate a purchase requisition and select a contractor to provide services to be a separate customer, although such party may not be the party that awards us the contract for the services.

We attribute our strength in serving military and government users to our global infrastructure of satellites and our IntelsatOneSM network of teleports and fiber that complement the government’s own networks and satellites. Our fleet is flexible and provides global network capacity, resilience and critical surge capabilities, such as for recent missions in the Middle East. For instance, in 2009 we moved two satellites in our fleet to new orbital locations in a matter of months to support special military requirements. The bandwidth available on these satellites was utilized for critical unmanned aerial vehicle missions in the Middle East.

In responding to certain unique customer requirements, we also procure and integrate satellite services provided by other satellite operators, either to supplement our capacity or to obtain capacity in frequencies not available on our fleet, such as L-band, X-band and other spectrums not available on our network. These off-network services are primarily low risk in nature, typically with the terms and conditions of the third party capacity and services we procure matched to contractual commitments from our customer. We are an attractive supplier to the government sector because of our ability to leverage not only our assets but also other space-based solutions, providing a single contracting source for multiple, integrated technologies.

Highlights of our government business include the following:

•	We are the prime contractor or a leading contractor on a number of multi-year contract vehicles under which multiple branches of the government can order our commercial satellite services, including the Commercial Broadband Satellite Program and the Future COMSATCOM Services Acquisition program;

•	The reliability and scale of our fleet and planned launches of new and replacement satellites allow us to address changing demand for satellite coverage and to provide mission-critical communications capabilities. For instance, our Intelsat 22 satellite hosts a UHF payload under a 15-year agreement with the Australian Defence Force; and

•	The U.S. government and military is one of the largest users of commercial satellites for government/military applications on a global basis. In 2013, we served approximately 110 customers that are government customers, resellers to government customers or integrators.

Our leading position with the government sector has allowed us to benefit from a number of recent trends, including:

•	Growth in demand for secure high bandwidth services related to the rapidly increasing use of mobile platforms for gathering and distributing intelligence, surveillance and reconnaissance, such as the use of drones and manned aerial vehicles, which is viewed as a cost efficient technology that will continue to be used following troop withdrawals from Iraq and Afghanistan;

•	Growth in demand for commercial capacity resulting from the cancellation or delay of expensive proprietary government satellite programs, such as the Transformational Satellite Communications Program, due to budgetary pressures;

•	Growth in demand for rapid response managed and turn-key secure communication systems encompassing design, hardware, installation and transmission capacity, often from end-to-end service providers such as Intelsat;

•	Long-term contracts resulting from the use of commercial satellite programs to host proprietary military payloads, providing a shared ride to space and on-going operations for the life of the payload; and

•	According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 5.2% from 2013 to 2018.

Although an approved U.S. budget has ended the sequestration environment, we believe that the level of business activity in this sector in the near to mid-term will remain lower than that of recent years. We believe our reputation as a provider of secure solutions, our global fleet, our customer relationships, our ability to provide turn-key services and our demonstrated willingness to reposition or procure capacity to support specific requirements position us to successfully compete for commercial satellite solutions for bandwidth intensive military and civilian applications. Additionally, certain of our government programs and applications drive greater efficiency and reduce manpower requirements, which we believe makes them important spending priorities in the current government budgetary environment.

Our Diverse Business

Our revenue and backlog diversity spans customer sets and applications, as discussed above, as well as geographic regions and satellites. We believe our diversity allows us to recognize trends to capture new growth opportunities, and gain experience that can be transferred to customers in different regions. For further details regarding geographic distribution of our revenue, see Note 17 to our consolidated financial statements included elsewhere in this Annual Report.

We believe we are the sector leader by transponder share in all but two of the geographic regions covered by our network, and our leading positions align to the regions identified by industry analysts as those that either purchase the most satellite capacity or are emerging regions that have the highest growth prospects, such as Africa and Latin America.

Our diversity also reduces our business risk. The diversity of our revenue and customer base enables us to capitalize on changing market conditions and mitigates the impact of fluctuations in any specific customer type or geographic region. The scale of our fleet can also reduce the financial impact of satellite failures and protect against service interruption. No single satellite generated more than 6% of our revenue and no single customer accounted for more than 4% of our revenue for the year ended December 31, 2013.

The following chart shows the geographic diversity of our contracted backlog as of December 31, 2013 by region and service sector, based upon the billing address of the customer.

The majority of our on-network revenue aligns to emerging regions, based upon the position of our satellites and beams. The following chart shows the breakdown of our on-network revenue by the region in which the service is delivered as of December 31, 2013:

Our Strategy

We seek revenue growth and increased cash flows by expanding our leading infrastructure business in high growth regions and applications while maintaining our focus on operational discipline. Given the limited amount of marketable capacity in our fleet, in the near term we are focused on using increased cash flows to pay down our debt, increasing our operating flexibility and creating equity value. Given our efficient operating structure, we believe our strategies will position us to continue to deliver high operating margins, and to generate strong cash flow as we experience a natural pause in our fleet renewal requirements. As we place into service our next generation capacity starting in 2015, as described below, we will have increased opportunity to generate organic revenue growth. The key components of our business strategy include the following:

Focus our core business on attractive and growing broadband, mobility and media applications and innovative government solutions

We are a business-to-business provider of critical communications infrastructure. We intend to leverage our leading position, customer relationships, global network and regional strengths to capture new business opportunities as a result of the following:

Network Services:

•	New broadband connectivity requirements for mobility applications such as aeronautical, offshore energy and maritime applications;

•	The continued expansion of cellular networks, migration of these cellular networks from 2G to 3G and voice and data growth in emerging regions with inadequate infrastructure;

•	The requirement for highly reliable backup to fiber and other terrestrial links for certain geographies; and

•	Growth in multinational enterprise broadband access requirements resulting from globalization.

Media:

•	Programmers and broadcasters seeking new global distribution capabilities to deliver content in new regions;

•	New and expanding DTH platforms in fast growing emerging regions; and

•	Content and format proliferation, such as standard definition, high definition and ultra-high definition formats, increasing the capacity needs of our programmer customers.

Government:

•	The need for a cost efficient complement to government-owned satellite capacity, such as innovative fixed and mobile broadband and turn-key network solutions for in-theatre communications;

•	Rapidly increasing bandwidth requirements resulting from the use of manned and unmanned aerial vehicles; and

•	Hosted payload opportunities as government customers increasingly seek timely and cost efficient access to space, filling capacity gaps by co-locating their space assets on commercial satellites.

Optimize our space-based assets, including orbital locations and spacecraft

We intend to maximize the revenues and returns generated by our assets by managing capacity in a disciplined and efficient manner. Key elements of our strategy include:

•	Relocating bandwidth in order to support growth for mobile and network services customers, particularly in emerging markets;

•	Optimizing our space-based assets by creating additional marketable capacity through re-assigning traffic (grooming), repointing steerable beams and relocating satellites; and

•	Allocating capital based on expected returns and market demand, and being disciplined in the selection of the number, size and characteristics of replacement and new satellites to be launched. We do not expect to replace our existing fleet of over 50 satellites on a one-for-one basis.

Design and deploy our next generation satellite fleet, including Intelsat EpicNG, to capture growth from new applications and evolving customer requirements

Our customers require increasing amounts of bandwidth, with more efficiency, in order to expand the types of applications they can support and expand their addressable markets. Our next generation network investment strategy seeks to deploy space and terrestrial network elements that will allow us to deliver more bandwidth while improving unit costs.

We concluded an investment program in 2012 that resulted in refreshed capacity in our video neighborhoods and established a global mobility broadband infrastructure. As a result of a satellite launch failure in January 2013, the net transponder growth from the 2008-2012 investment program was 3%.

Our business has benefitted from the fleet investment program. We have utilized the new and enhanced capacity to support our customers’ growth requirements. Substantially all of the new and enhanced capacity from this investment program is currently contracted, as is demonstrated by improved performance in our media and mobility revenues. As a result, incremental growth prospects are limited until new satellite launches increase our inventory of marketable capacity, which is not expected to materially change until 2016, when the first of our Intelsat EpicNG satellites go into service.

Our fleet is large and diversified by coverage, manufacturer and age. As satellites reach the end of their service lives, we have an ongoing opportunity to refresh the technology we use to serve our customers, resulting in flexibility to address new opportunities as they are identified.

In 2012, we introduced our next generation satellite technology, Intelsat EpicNG, that will be incorporated into our fleet as we complete the scheduled replacement of our IX-series satellites. The Intelsat EpicNG platform features high throughput spot beam technology, utilizing frequency reuse in order to dramatically increase the amount of throughput on the satellites. The innovative design is in contrast to other high throughput platforms, emphasizing open architecture and backward compatibility, which provides our customer base with complete flexibility with respect to leveraging existing ground hardware capital investment, a significant element when analyzing total cost of ownership.

While these EpicNG satellites are expected to cost more per satellite, our cost per bit delivered is expected to decrease significantly. Because EpicNG satellites are significantly larger in terms of capacity and throughput than traditional satellites, we expect the number of station-kept satellites we maintain in our fleet to decline over the course of a 15 year cycle. This will enhance our capital expenditure efficiency over time. Since announcing the introduction of the Intelsat EpicNG platform in 2012, we have signed 4 customer contracts for Intelsat EpicNG capacity services, with nearly $500 million in backlog. Our newer assets, including our enhanced terrestrial network, IntelsatOneSM , are used to address current market requirements, allowing older assets to be redeployed to serve legacy customer applications still efficiently served by those assets.

We believe that new satellite technologies, including high throughput satellites such as our Intelsat Epic NG platform, could significantly improve the performance of our network and thereby decrease our cost per bit delivered, improving our competitiveness with existing applications and increasing the value we can provide to customers. These improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications. We are also investing in enhanced technology that is incorporated in our terrestrial network to deliver converging video and IP content, thus expanding the services we provide to the media and telecommunications industries. We intend to continue to implement compression technologies into our ground network to reduce the bandwidth necessary for network service applications, increasing our customers’ efficiency and expanding our market potential, particularly in emerging regions.

Finally, we intend to leverage our frequent satellite launches and collection of orbital rights to address opportunities to supply specialized capabilities for large media companies and government applications. This could include launching and operating satellites with specific regional footprints and capabilities, such as our agreement with DIRECTV Latin America to provide customized capacity for DTH services on two new satellites. With respect to government applications, this could include advanced satellites and space-based services, as well as the ability to integrate hosted payloads with our spacecraft, providing fast and cost-effective capabilities in space. For instance, we integrated a specialized payload for the Australian Defence Force (“ADF”) into our IS-22 satellite, which we launched in 2012.

Drive innovation through creative acquisitions and new business models

Our record of capitalizing on strategic growth opportunities through creative business models is well established.

We have also been a leader in hosting payloads for government organizations, as noted by the Wall Street Journal. For instance, in 2009 the ADF contracted with us to integrate a UHF communications payload into our IS-22 satellite, which launched in March 2012. We will operate the payload for the ADF for a span of 15 years, providing us with a long-term stream of revenues and our customer with fast and cost-efficient space-based communications.

Going forward, we will consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader.

Sales, Marketing and Distribution Channels

We strive to maintain a close working relationship with our customers. Our primary sales and marketing operations are located in the United Kingdom and the United States. In addition, we have established local sales and marketing support offices in the following countries around the world:

• Australia	• Mexico

• Brazil	• Senegal

• China	• Singapore

• France	• South Africa

• Germany	• United Arab Emirates

• India	• United States

• Japan

By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers. Our sales and marketing organization reflects our corporate focus on our three principal customer sets of network services, media and government. Our sales team includes technical marketing and sales engineering application expertise and a sales approach focused on creating integrated solutions for our customers’ communications requirements.

We use a range of direct and wholesale distribution methods to sell our services, depending upon the region, applicable regulatory requirements and customer application.

Our Network

Our global network is comprised of over 50 satellites and ground facilities, including teleports and leased fiber that support our commercial services and the operation and control of our satellites.

Our customers depend on our global communications network and our operational and engineering leadership. Highlights of our network include:

•	Prime orbital locations, reflecting a valuable portfolio of coordinated fixed satellite spectrum rights;

•	Highly reliable services, including network availability of 99.9995% on station-kept satellites for the year ended December 31, 2013;

•	Flexibility to relocate satellites to other orbital locations as we manage fleet replacement, demand patterns change or in response to new customer requirements;

•	Design features and steerable beams on many of our satellites that enable us to reconfigure capacity to provide different areas of coverage; and

•	Resilience, with multiple satellites serving each region, allowing for improved restoration alternatives should a satellite anomaly occur.

As we design our new satellites, we work closely with our strategic customers to incorporate technology and service coverage that provides them with a cost-effective platform for their respective requirements.

The table below provides a summary of our satellite fleet as of December 31, 2013, except where noted.

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Station Kept in Primary Orbital Role (2) :
Intelsat 805	LMO(3)	304.5°E	Jun-98	Q4 2017
Galaxy 11	BSS(4)	304.4°E	Dec-99	Q2 2019
Intelsat 12	SS/L(5)	45°E	Oct-00	Q1 2017
Intelsat 1R	BSS	310°E	Nov-00	Q3 2017
Intelsat 901	SS/L	342°E	Jun-01	Q4 2018
Intelsat 902	SS/L	62°E	Aug-01	Q3 2019
Intelsat 904	SS/L	60°E	Feb-02	Q2 2019
Intelsat 903	SS/L	325.5°E	Mar-02	Q3 2018
Intelsat 905	SS/L	335.5°E	Jun-02	Q2 2020
Galaxy 3C	BSS	95.05°W	Jun-02	Q3 2020
Intelsat 906	SS/L	64.15°E	Sep-02	Q2 2021
Intelsat 907	SS/L	332.5°E	Feb-03	Q1 2021
Galaxy 23(6)	SS/L	121°W	Aug-03	Q3 2021
Galaxy 13/Horizons-1(7)	BSS	127°W	Oct-03	Q4 2022
Intelsat 10-02(8)	EADS Astrium	359°E	Jun-04	Q2 2021
Galaxy 28	SS/L	89°W	Jun-05	Q3 2022
Galaxy 14	OSC(9)	125°W	Aug-05	Q1 2021
Galaxy 15	OSC	133°W	Oct-05	Q3 2023
Galaxy 16	SS/L	99°W	Jun-06	Q2 2024
Galaxy 17	Thales(10)	91°W	May-07	Q1 2024
Intelsat 11	OSC	317°E	Oct-07	Q3 2022
Horizon-2(11)	OSC	84.85°E	Dec-07	Q4 2024
Galaxy 18	SS/L	123°W	May-08	Q2 2026
Intelsat 25	SS/L	328.5°E	Jul-08	Q3 2024
Galaxy 19	SS/L	97°W	Sep-08	Q3 2026
Intelsat 14	SS/L	315°E	Nov-09	Q3 2027
Intelsat 15	OSC	85.15°E	Nov-09	Q2 2026
Intelsat 16	OSC	79°W	Feb-10	Q1 2028
Intelsat 17	SS/L	66°E	Nov-10	Q2 2027
Intelsat 28(12)	OSC	32.8°E	Apr-11	Q2 2025
Intelsat 18	OSC	180°E	Oct-11	Q3 2028
Intelsat 22(13)	BSS	72.1°E	Mar-12	Q1 2030
Intelsat 19	SS/L	166°E	Jun-12	Q2 2028
Intelsat 20	SS/L	68.5°E	Aug-12	Q3 2030
Intelsat 21	BSS	302°E	Aug-12	Q3 2030
Intelsat 23	OSC	307°E	Oct-12	Q4 2028

Station Kept Satellites, Redeployed (14) :
Galaxy 25	SS/L	93.1°W	May-97	Q2 2019
Intelsat 8(15)	SS/L	169°E	Nov-98	Q3 2016
Galaxy 26	SS/L	50°E	Feb-99	Q3 2017
Intelsat 10	BSS	47.5°E	May-01	Q1 2016
Galaxy 12	OSC	129°W	Apr-03	Q4 2017

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Inclined Orbit (16) :
Leasat 5(17)	BSS	72°E	Jan-90	Q3 2015
Intelsat 603	BSS	80.6°W	Mar-90	Q3 2014
Intelsat 701	SS/L	330.5°E	Oct-93	Q2 2018
Intelsat 702	SS/L	32.9°E	Jun-94	Q2 2021
Intelsat 706	SS/L	157°E	May-95	Q4 2014
Intelsat 26	BSS	65.8°E	Feb-97	Q3 2017
Intelsat 5	BSS	50.15°E	Aug-97	Q4 2020
Intelsat 7(18)	SS/L	68.65°E	Sep-98	Q1 2019
Galaxy 27	SS/L	66.2°E	Sep-99	Q3 2015
Intelsat 9	BSS	316.9°E	Jul-00	Q4 2016

(1)	Engineering estimates of the service life as of December 31, 2013 as determined by remaining fuel levels, consumption rates and other considerations (including power) and assuming no relocation of the satellite. Such estimates are subject to change based upon a number of factors, including updated operating data from manufacturers.
(2)	Primary orbital roles are those that are populated with station-kept satellites, generally, but not always, in their initial service positions, and where our general expectation is to provide continuity of service over the long-term.
(3)	Lockheed Martin Corporation.
(4)	Boeing Satellite Systems, Inc., formerly Hughes Aircraft Company.
(5)	Space Systems/Loral, Inc.
(6)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.
(7)	Horizons Satellite Holdings, LLC (“Horizons Holdings”), our joint venture with JSAT International, Inc. (“JSAT”), owns and operates the Ku-band payload on this satellite. We are the exclusive owner of the C-band payload.
(8)	Telenor owns 18 Ku-band transponders (measured in equivalent 36 MHz transponders) on this satellite.
(9)	Orbital Sciences Corporation.
(10)	Thales Alenia Space.
(11)	Horizons Holdings owns the payload on this satellite and we operate the payload for the joint venture.
(12)	IS-28 was formerly known as Intelsat New Dawn.
(13)	IS-22 includes a UHF payload owned by the Australian Defence Force.
(14)	Certain of our orbital roles are populated with satellites that generally, but not always, have been redeployed from their primary orbital role but still have significant remaining station-kept life.
(15)	In February 2013, we revised the estimated end of service life for IS-8. The table reflects the revised expected life of the satellite.
(16)	Certain of our orbital roles are from time to time populated with inclined orbit satellites, depending upon the applications being serviced by that orbital location.
(17)	Leasat F5 provides services in the X-band and UHF-band frequencies for military applications.
(18)	IS-7 was replaced by IS-20. IS-7 remains at 68.65°E as a backup satellite.

Satellite Systems

There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. All of our satellites are geosynchronous satellites and are located approximately 22,300 miles, or 35,700 kilometers, above the equator. These satellites can receive radio frequency communications from an origination point, relay those signals over great distances and distribute those signals to a single receiver or multiple receivers within the coverage areas of the satellites’ transmission beams.

Geosynchronous satellites send these signals using various parts of the radio frequency spectrum. The spectrum available for use at each orbital location includes the following frequency bands in which most commercial satellite services are offered today:

•	C-band—low power, broad beams requiring use of relatively larger antennae, valued as spectrum least susceptible to transmission impairments such as rain;

•	Ku-band—high power, narrow to medium size beams facilitating use of smaller antennae favored by businesses, but somewhat less reliable due to weather-related impairments; and

•	Ka-band—very high power, very narrow beams facilitating use of very small transmit/receive antennae, but less reliable due to high transmission weather-related impairments. The Ka-band is utilized for various applications, including broadband services.

Substantially all of the station-kept satellites in our fleet are designed to provide capacity using the C- and/or Ku-bands of this spectrum.

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its service life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to substantially extend the service life of the satellite. The types of services and customers that can access an inclined orbit satellite have traditionally been limited due to the movement of the satellite relative to a fixed ground antenna. However, recent technology innovations now allow the use of inclined orbit capacity for certain applications. As a result, we anticipate demand for inclined orbit capacity may increase over the next few years if these applications are successfully introduced. As of December 31, 2013, 10 of our satellites were operating in an inclined orbit, with most continuing to earn revenue beyond our original estimated life for each of these satellites.

In-Orbit Satellites

We believe that our strong operational performance is due primarily to our satellite procurement and operations philosophy. Our operations and engineering staff is involved from the design through the decommissioning of each satellite that we procure. Our staff works at the manufacturers’ and launchers’ sites to monitor progress, allowing us to maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations and around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for technical problems that may occur during the lifetime of a satellite.

These features also contribute to the resilience of our network, which enables us to ensure the continuity of service that is important for our customers and to retain revenue in the event that we need to move customers to alternative capacity. The design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions.

As of December 31, 2013, our in-orbit fleet of satellites had approximately 1,250 and 925 36-MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites. The average system fill factor for our satellites, which represents the percentage of our total available transponder capacity that is in use or that is reserved at a given time (including guaranteed reservations for service), was 78%, 78%, 78% and 77% in the quarters ended March 31, 2013; June 30, 2013; September 30, 2013 and December 31, 2013, respectively. The primary factors resulting in the trends in average system fill factor over this period were primarily related to a net decline of in-use transponders related to the release of restoration capacity following the resolution of an anomaly, the non-renewal and terminations of certain services and a decision to relocate a satellite, which resulted in it being temporarily out of service, partially offset by new and expanded customer services. Total available capacity decreased slightly over this period as a result of new satellite launches offset by satellites deorbited and satellites temporarily out of service due to relocation at the end of the period.

The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. A satellite’s service life is based upon fuel levels and other considerations, including power. Satellites launched in the recent past are generally expected to remain in service for the lesser of maneuver life or 16 years. Satellites typically have enough fuel to maintain between 16 and 18 years of station-kept operations. The average remaining service life of our satellites was approximately 8.9 years as of December 31, 2013, weighted on the basis of nominally available capacity for the station-kept satellites we own.

Planned Satellites

As of December 31, 2013, we had orders for the following five satellites. Generally, these satellites are being built over a period of three years.

Satellite	Manufacturer	Role	Earliest Launch Date	Expected Launch Provider
IS - 30	SS/L	New satellite serving Latin America to be located at 95°W.	Q3 2014	Arianespace

IS - 31	SS/L	New satellite serving Latin America to be located at 95°W.	Q3 2015	Proton

IS - 34	SS/L	C-Ku Replacement satellite for IS-805 and G-11 Located at 304.5°E.	Q3 2015	Arianespace
IS - 29e	Boeing	Next generation satellite offering high-throughput, open-architecture platform to be located at 310°E	Q4 2015	Arianespace
IS - 33e	Boeing	Next generation satellite offering high-throughput, open-architecture platform to be located at 60°E	Q3 2016	(TBD)

In addition to these planned satellites, we have a custom payload being built on a third party-owned satellite, to be known as IS-32e. To be located at 43.1°W, this payload is planned for launch in the first quarter of 2016.

Future Satellites

We would expect to replace other existing satellites, as necessary, with satellites that meet customer needs and that have a compelling economic rationale. We periodically conduct evaluations to determine the current and projected strategic and economic value of our existing and any planned satellites and to guide us in redeploying satellite resources as appropriate.

Network Operations and Current Ground Facilities

We control and operate each of our satellites and manage the communications services for which each satellite is used from the time of its initial deployment through the end of its operational life, and we believe that our technical skill in performing these critical operations differentiates us from our competition. We provide most of these services from our satellite operations centers in Washington, D.C. and Long Beach, California and our customer service center in Ellenwood, Georgia. In the event of a natural disaster or other situation disabling one of the facilities, each satellite operations center has the functional ability to provide instantaneous restoration of services on behalf of the other, demonstrating the efficiency and effectiveness of our network. Utilizing state of the art satellite command and control hardware and software, our satellite operations centers analyze telemetry from our satellites in order to monitor their status and track their location.

Our satellite operations centers use a network of ground facilities to perform their functions. This network includes 19 earth stations that provide tracking, telemetry and commanding (“TT&C”) services for our satellites and various other earth stations worldwide. Through our ground facilities, we constantly monitor signal quality, protect bandwidth from piracy or other interference and maintain customer installed equipment.

Our customer service center located in Ellenwood, Georgia includes a specialized video operations center, data operations center, and rapid access center. This facility is responsible for managing the communications services that we provide to our customers and is the first point of contact for customers needing assistance in using our network. We also maintain a back-up operations facility and data center a relatively short distance from our Washington, D.C. facility in Hagerstown, Maryland. This facility provides back-up emergency operational services in the event that our Ellenwood, Georgia customer service center experiences an interruption.

We have invested heavily in our fully integrated IntelsatOneSM terrestrial network which complements our satellite network. Our network includes teleport, leased fiber and network performance monitoring systems and enables us to provide end-to-end managed solutions to our customers. In addition to leased fiber connecting high-density routes, our ground network also features strategically located points of presence, which are drop-off points for our customers’ traffic that are close to major interconnection hubs for telecommunications applications, video transmissions and trunking to the Internet backbone. Our terrestrial network is an all IP network environment that results in improved ground support of high bandwidth applications such as HD video. The network architecture allows us to converge our media and network services terrestrial network infrastructures, resulting in reduced costs, and provides opportunities for generating additional revenue from existing and new customers by bundling combinations of media and network services products that can be offered through a single access circuit into our network.

Capacity Sparing and Backup and General Satellite Risk Management

As part of our satellite risk management, we continually evaluate, and design plans to mitigate, the areas of greatest risk within our fleet, especially for those satellites with known technical risks. We believe that the availability of spare transponder services capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in

—Our Network—Satellite Systems above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors could help us to mitigate the financial impact to our operations attributable to the occurrence of a major satellite anomaly, including the loss of a satellite. Although we do not maintain backup for all of our transponder services operating capacity, we generally maintain some form of backup capacity for each satellite designated as being in primary operating service. Our restoration backup capacity may include any one or more of the following:

•	designated reserve transponders on the satellite or other on-board backup systems or designed-in redundancies,

•	an in-orbit spare satellite, or

•	interim restoration capacity on other satellites.

In addition, we provide some capacity on a preemptible basis and could preempt the use of this capacity to provide backup capacity in the event of a loss of a satellite.

We typically obtain launch insurance for our satellites before launch and will decide whether or not to obtain such insurance taking into consideration launch insurance rates, terms of available coverage and alternative risk management strategies, including the availability of backup satellites and transponders in the event of a launch failure. Launch insurance coverage is typically in an amount equal to the fully capitalized cost of the satellite, which generally includes the construction costs, the portion of the insurance premium related to launch, the cost of the launch services and capitalized interest (but may exclude any unpaid incentive payments to the manufacturer).

As of December 31, 2013, three of the satellites in our fleet were covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels, generally decreases over time and is typically based on the declining book value of the satellite. We do not currently insure against lost revenue in the event of a total or partial loss of a satellite.

Satellite Health and Technology

Our satellite fleet is diversified by manufacturer and satellite type, and is generally healthy, with 99.9995% availability of station-kept satellite capacity during the year ended December 31, 2013. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet, or provided capacity that we purchased from other satellite operators.

Significant Anomalies

On November 28, 2004, our Galaxy 27 satellite experienced a sudden anomaly in its north electrical distribution system which resulted in the loss of control of the satellite and the interruption of customer services on the satellite. Galaxy 27 is a FS 1300 series satellite manufactured by SS/L. Our engineers were able to regain command and control of Galaxy 27, and it was placed back in service, with reduced payload capacity, following operational testing. We have determined that the north electrical distribution system on Galaxy 27 and the communications capacity associated with it are not operational, and the satellite has lost redundancy in nearly all of its components. As a result, Galaxy 27 faces an increased risk of loss in the future. As of December 31, 2013, a substantial subset of Galaxy 27’s transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. As of December 31, 2013, Galaxy 27 is kept in inclined orbit.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2013 we operated one other satellite in the LM 7000 series, IS-805. IS-805 remains in a primary orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On September 21, 2006, our IS-802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite. A substantial subset of transponders on IS-802 were subsequently reactivated and operated normally until the end of its service life in September 2010, when it was decommissioned. The anomaly review board that we established with Lockheed Martin Corporation to investigate the cause of the anomaly concluded that the IS-802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom. The anomaly review board found that this anomaly was significantly different from previous LM 7000 series spacecraft failures and was the first failure of this type on a solar array of the LM 7000 series. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On June 29, 2008, our Galaxy 26 satellite experienced a sudden and unexpected electrical distribution anomaly causing the loss of a substantial portion of the satellite power generating capability and resulting in the interruption of some of the customer services on the satellite. Galaxy 26 is also a FS 1300 series satellite. Certain transponders continue to operate normally. However, the anomaly resulted in a reduction to the estimated remaining useful life of the satellite.

With respect to both the Galaxy 27 and Galaxy 26 anomalies, the failure review boards that we established with SS/L identified the likely root cause of the anomalies as a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. The design flaw also exists on IS-8. This satellite has been in service since November 1998 and has not experienced an electrical system anomaly. Along with the manufacturer, we continually monitor this problem. Traffic on IS-8 was transferred to IS-19 in 2012, and IS-8 has been relocated to 169°E, where it provides normal service.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we began diagnostic testing and uploading of software updates that protect against future anomalies of this type. Galaxy 15 was drifted to an interim orbital location where we concluded our in-orbit testing to confirm the functionality of every aspect of the spacecraft, a critical phase that our satellite engineering and operations team was managing. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A Failure Review Board was established to determine the cause of the anomaly. The Failure Review Board completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The New Dawn Failure Review Board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012 and entered into service in November 2012.

On June 1, 2012, our IS-19 satellite was launched into orbit. During launch operations, our IS-19 satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (IOB) formed by Space Systems Loral and Sea Launch to investigate the solar array deployment anomaly concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We filed a partial loss claim with our insurers related to the IS-19 solar array anomaly. As of December 31, 2013, all $84.8 million of the insurance proceeds from the claim had been received. As planned, IS-19 followed IS-8 at 166°E longitude, in August 2012.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and we received $406.2 million of insurance proceeds during the year ended December 31, 2013.

Other Anomalies

We have also identified three other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the on-board satellite control processor (“SCP”) in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites; and

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites.

SCP Failures. Many of our satellites use an on-board SCP to provide automatic on-board control of many operational functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure of the primary SCP. Certain BSS 601 satellites have experienced SCP failures. The risk of SCP failure appears to decline as these satellites age.

As of December 31, 2013, we operated one BSS 601 satellite, IS-26. This satellite has been identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

BSS 601 HP XIPS. The BSS 601 HP satellite uses XIPS as its primary propulsion system. There are two separate XIPS on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely independent chemical propulsion system as a backup to the XIPS. As a result, the failure of a XIPS on a BSS 601 HP typically would have no effect on the satellite’s performance or its operating life. However, the failure of both XIPS would require the use of the backup chemical propulsion system, which could result in a shorter operating life for the satellite depending on the amount of chemical fuel remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

As of December 31, 2013, we operated four BSS 601 HP satellites, IS-5, IS-9, IS-10 and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 continues to have both XIPS available as its primary propulsion system. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacement by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

BSS 702 Solar Arrays. All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

As of December 31, 2013, we operated three BSS 702 satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the second quarter of 2019 and IS-1R’s estimated end of service life is in the third quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and IS-1R was redeployed following its replacement by IS-14. The third BSS 702 satellite that we operated as of December 31, 2013, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

Competition

We compete in the communications market for the provision of video, data and voice connectivity worldwide. Communications services are provided using various communications technologies, including satellite networks, which provide services as a substitute for, or as a complement to, the capabilities of terrestrial networks. We also face competition from suppliers of terrestrial communications capacity.

We operate at a global scale. Our competition includes providers of fixed satellite services of varying size. We compete with other satellite operators for both point-to-multipoint and point-to-point services.

We also compete with providers of terrestrial fiber optic cable capacity on certain routes and networks, principally for point-to-point services. As a result, we have been experiencing, and expect to continue to experience, a decline in certain of our revenues due to the build-out of fiber optic cable capacity. However, we believe that satellites have advantages over fiber optic cables in certain regions and for certain applications. The primary use of fiber optic cable is carrying high-volume communications traffic from point to point, and fiber capacity is available at substantially lower prices than satellite capacity once operational. Consequently, the growth in fiber optic cable capacity has led voice, data and video contribution customers that require service between major city hubs to migrate from satellite to fiber optic cable. However, satellite capacity remains competitive for signals that need to be transmitted beyond the main termination points of fiber optic cable for point-to-multipoint transmissions, such as for video broadcast, and for signals seeking to bypass congested terrestrial networks. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective, reliable or is physically not feasible. We believe that in those applications and regions where we do compete with fiber optic cable companies, the basis for competition is primarily price. See—Our Sector for a description of the FSS sector generally and the advantages of satellite communications.

Recently, a number of providers of commercial satellite services, selling traditional and high throughput capacity, entered the African market, significantly increasing the amount of fixed satellite services capacity. Concurrent to this market dynamic, the region benefitted from newly established sea and land fiber connectivity. These two events have resulted in heightened competition in this region, the effect of which has been significant price reductions for both fiber and satellite connectivity used for fixed and mobile data networking applications. As a result, Intelsat has experienced higher bad debt expense from a select set of customers in the Africa region. We are also adjusting our strategies with some of our largest network services customers to ensure that they can remain price competitive in the sectors they serve.

We also face competition from resellers of satellite and fiber capacity. Resellers purchase FSS or fiber capacity from current or future providers and then resell the capacity to their customers.

Regulation

As an operator of a privately owned global satellite system, we are subject to U.S. government regulation, regulation by foreign national telecommunications authorities and the ITU frequency coordination process and regulations.

U.S. Government Regulation

FCC Regulation. Almost all of the satellites in our current constellation are licensed and regulated by the U.S. Federal Communications Commission (“FCC”). We have final or temporary FCC authorization for all of our U.S.-licensed operating satellites. The special temporary authorizations (“STAs”) in effect relating to our satellites cover various time periods, and thus the number held at any given time varies. In some cases, we have sought STAs because we needed temporary operational authority while we are awaiting grant of identical permanent authority. In others, we sought STAs because the activity was temporary in nature, and thus no permanent authority was needed. Historically we have been able to obtain the STAs that we have needed on a timely basis. FCC satellite licenses have a fifteen-year term. At the end of a license term, we can request an extension to continue operating a satellite. In addition, our FCC satellite licenses that relate to use of those orbital locations and associated frequencies that were transferred to the United States at the time of our privatization in July 2001 are conditioned on our remaining a signatory to the Public Services Agreement with the International Telecommunications Satellite Organization previously described in Item 4A—History and Development of the Company—Our History—The Privatization. Furthermore, any transfer of these licenses by us to a third party or a successor-in-interest is only permitted if such third party or successor-in-interest has undertaken to perform our obligations under the Public Services Agreement. Some of our authorizations contain waivers of technical regulations. Many of our technical waivers were required when our satellites were initially licensed by the United States at privatization in 2001 because, as satellites previously operated by an intergovernmental entity, they had not been built in compliance with certain U.S. regulations. Since privatization, several replacement satellites for satellites licensed at privatization also have needed technical waivers as they are technically similar to the satellites they are replacing.

Changes to our satellite system generally require prior FCC approval. From time to time, we have pending applications for permanent or temporary changes in orbital locations, frequencies and technical design. From time to time, we also file applications for replacement or additional satellites. Replacement satellite applications are eligible for streamlined processing if they seek authority for the same orbital location, frequency bands and coverage area as an existing satellite and will be brought into use at approximately the same time, but no later than, the existing satellite is retired. The FCC processes satellite applications for new orbital locations or frequencies on a first come, first served basis and requires licensees to post a $3.0 million bond and to comply with a schedule of progress “milestones,” establishing deadlines to sign a satellite construction contract; complete critical design review; begin spacecraft construction; and launch and operate the satellite. Upon an FCC determination that each milestone has been completed, the amount of the bond is reduced by $750,000. A satellite licensee not satisfying a milestone will lose its license and must forfeit the remaining amount on its bond absent circumstances warranting a milestone extension under the FCC’s rules and policies.

We hold other FCC licenses, including earth station licenses associated with technical facilities located in several states and in Washington, D.C. We must pay FCC filing fees in connection with our space station and earth station applications, and we must also pay annual regulatory fees to the FCC. Violations of the FCC’s rules can result in various sanctions including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

We are not regulated as a common carrier for most of our activities. Therefore, we are not subject to rate regulation or the obligation not to discriminate among customers and we operate most of our activities with minimal governmental scrutiny of our business decisions. One of our subsidiaries is regulated as a common carrier. Common carriers are subject to FCC requirements, which include: traffic and revenue reports, international circuit status reports, international interconnected private line reports, notification and approval for foreign carrier affiliations, filing of contracts with international carriers, annual financial reports, equal employment opportunity reports, assistance for law enforcement and maintenance of customer billing records for 18 months. We currently qualify for exemptions from several of these reporting requirements. In addition, other common carrier requirements (e.g. certain foreign ownership restrictions) do not apply to us because our common carrier affiliate does not hold any FCC spectrum licenses.

U.S. Export Control Requirements and Sanctions Regulation. Intelsat must comply with U.S. export control laws and regulations as follows:

The Arms Export Control Act, implemented by the International Traffic in Arms Regulations (“ITAR”) and administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”), regulates the export of satellites, certain associated hardware, defense services, and technical information relating to satellites to non-U.S. persons (including satellite manufacturers, component suppliers, launch services providers, insurers, customers, Intelsat employees, and other non-U.S. persons). Certain of Intelsat’s contracts for consulting, manufacture, launch, operation, and insurance of Intelsat’s and third party satellites involve the export to non-U.S. persons of technical data and/or hardware regulated by the ITAR. We believe that we have obtained all of the ITAR authorizations currently needed in order to fulfill our obligations under contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

The Export Administration Act/International Emergency Economic Powers Act, implemented by the Export Administration Regulations (“EAR”) and administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), regulates exports of non-ITAR controlled equipment. Intelsat exports such equipment to earth stations in our ground network located outside of the United States and to customers as needed. It is our practice to obtain all licenses necessary, or correctly document the license exception authorized, for the furnishing of original or spare equipment for the operation of our TT&C ground stations, other network stations, and customer locations in a timely manner in order to facilitate the shipment of this equipment when needed.

Congress and the President have authorized the transfer of commercial communication satellites from the ITAR to the EAR. Proposed rules were published in May 2013, and final rules are expected to become effective in 2014. Pursuant to the new rules, jurisdiction over certain aspects of Intelsat’s satellite fleet and operations will move to the EAR, and certain other aspects will remain subject to regulation under ITAR. Intelsat will continue to operate under the current ITAR and EAR rules until the new regulations become effective.

Trade sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) regulate the provision of services to certain countries subject to U.S. trade sanctions. As required, Intelsat holds the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries.

U.S. Department of Defense Security Clearances. To participate in classified U.S. government programs, we entered into a proxy agreement with the U.S. government that allows one of our subsidiaries to obtain security clearance from the U.S. Department of Defense as required under the national security laws and regulations of the United States. Such a proxy agreement is required to insulate the subsidiary performing this work from inappropriate foreign influence and control by Intelsat S.A., a Luxembourg company with significant non-U.S. investment and employees. Security clearances are subject to ongoing scrutiny by the issuing agency, as well as renewal every five years. Intelsat must maintain the security clearances obtained from the U.S. Department of Defense, or else be unable to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party. Under those circumstances, the U.S. government would have the right to terminate our contracts requiring access to classified information and we would not be able to enter into new classified contracts. Compliance with the proxy agreement is regularly monitored by the U.S. Department of Defense and reviewed at least annually, and if we materially violate the terms of the proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified. Our current proxy agreement expires in 2019 and is subject to extension with the agreement of the U.S. Department of Defense.

Regulation by Non-U.S. National Telecommunications Authorities

U.K. Regulation. The United Kingdom is the licensing jurisdiction for the IS-603 satellite, as well as the BSS portion of the Ku-band on the IS-805 satellite. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications.

Papua New Guinea Regulation. The Papua New Guinea Telecommunication Authority (“PANGTEL”) is the licensing jurisdiction for our use of the C-band payload on the Galaxy 23 satellite. We are required to pay fees to PANGTEL in connection with our use of this orbital location. In 2003, the FCC added this C-band payload to its “Permitted Space Station List,” enabling use of the payload to provide non-DTH services in the United States,

German Regulation. We hold licenses for several earth stations in Germany, as well as authorizations to operate the IS-12, IS-601, Galaxy 27 and IS-24 satellites.

South African Regulation. We hold a license for an earth station in South Africa.

Japan Regulation. We and JSAT are the sole members of Horizons and in 2002 the Japanese telecommunications ministry authorized Horizons to operate the Ku-band payload on the Galaxy 13/Horizons-1 satellite. In 2003, the FCC added this Ku-band payload to its “Permitted Space Station List,” enabling Horizons to use the payload to provide non-DTH services in the United States, and in May 2004, the FCC expanded this authority to include one-way DTH services. We are the exclusive owner of the C-band payload on Galaxy 13/Horizons-1, which the FCC has licensed us to operate.

Other National Telecommunications Authorities. As a provider of satellite capacity, we are also subject to the national communications and broadcasting laws and regulations of many other countries in which we operate. In addition, in some cases our ability to operate a satellite in a non-U.S. jurisdiction also arises from a contractual arrangement with a third party. Some countries require us to obtain a license or other form of written authorization from the regulator prior to offering service. We have obtained these licenses or written authorizations in all countries that have required us to obtain them. As satellites are launched or relocated, we determine whether such licenses or written authorizations are required and, if so, we obtain them. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services. Other countries maintain strict monopoly regimes or otherwise regulate the provision of our services. In order to provide services in these countries, we may need to negotiate an operating agreement with a monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates. As we have developed our ground network and expanded our service offerings, we have been required to obtain additional licenses and authorizations. To date, we believe that we have identified and complied with all of the regulatory requirements applicable to us in connection with our ground network and expanded services.

The International Telecommunication Union Frequency Coordination Process and Associated Regulations

Our use of orbital locations is subject to the frequency coordination and recording process of the ITU. In order to protect satellite networks from harmful radio frequency interference from other satellite networks, the ITU maintains a Master International Frequency Register (“MIFR”) of radio frequency assignments and their associated orbital locations. Each ITU notifying administration is required by treaty to give notice of, coordinate and record its proposed use of radio frequency assignments and associated orbital locations with the ITU’s Radiocommunication Bureau.

When a frequency assignment is recorded in the MIFR, the ITU publishes this information so that all potential users of frequencies and orbital locations are aware of the need to protect the recorded assignments associated with a given orbital location from subsequent or nonconforming interfering uses by Member States of the ITU. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations’ arbitration procedure is voluntary and neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as ITU members. Therefore, we must rely on governments to represent our interests before the ITU, including obtaining new rights to use orbital locations and resolving disputes relating to the ITU’s regulations.

Environmental Matters

Our operations are subject to various laws and regulations relating to the protection of the environment, including those governing the management, storage and disposal of hazardous materials and the cleanup of contamination. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. For instance, some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up power generators. We believe, however, that our operations are in substantial compliance with environmental laws and regulations.

C.	Organizational Structure

Intelsat S.A. is a holding company with 57 subsidiaries incorporated in the U.S., Luxembourg, Bermuda, Australia, Brazil, China, Hong Kong, Cayman Islands, France, Germany, Gibraltar, India, Singapore, South Africa, and the United Kingdom. All of the aforementioned subsidiaries are wholly-owned by us. A list of our subsidiaries as of December 31, 2013 is set forth in Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

Through October 2012, we owned the Washington, D.C. building where our administrative headquarters and primary satellite operations center are located (the “U.S. Administrative Headquarters Property”). The land that underlies this building was leased from the U.S. government pursuant to a lease that was to expire in 2081. The building has approximately 917,000 gross square feet, of which approximately 546,500 rentable square feet is used for office space and satellite operations facilities. See Item 4B—Business Overview—Our Network—Network Operations and Current Ground Facilities for descriptions of these facilities. The building also houses the majority of our sales and marketing support staff and other administrative personnel. In October 2012, we completed the sale of our U.S. Administrative Headquarters Property, and assigned our Amended and Restated

Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property, to the purchaser for a price of $85.0 million in cash. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. In November 2012, we also entered into an agreement to lease approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a building that is in the process of being constructed (the “New U.S. Administrative Headquarters”). The lease is for a term of 15 years, beginning in mid-2014. In December 2013, we signed an Amendment to the lease increasing the total square footage to 211,687 square feet being leased and that will allow the relocation of our Intelsat General Corporation office to the same facility in 2014.

We own a facility in Ellenwood, Georgia in which our primary customer service center is located, together with our Atlanta Teleport. The facility has approximately 129,000 square feet of office space and operations facilities, which are based in two buildings and multiple antenna shelters and 65 antennas on the property. See Item 4B—Business Overview—Our Network—Network Operations and Current Ground Facilities for a description of this facility.

We also lease approximately 33,000 square feet in Bethesda, Maryland where the employees of our Intelsat General subsidiary are located. The lease expires on January 31, 2017. We plan to sublease this space in conjunction with the planned relocation to McLean, Virginia described above in 2014.

Our backup satellite operations center is located at a facility that we own in Long Beach, California, which includes approximately 68,875 square feet for administrative and operational facilities. We have entered into two lease agreements for 21,549 square feet with two third party tenants.

We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 52 owned and leased earth station and teleport facilities around the world, including 19 earth stations that perform TT&C services.

The eight TT&C earth stations in our ground network that we own are located in Hagerstown, Maryland, Ellenwood, Georgia, Castle Rock, Colorado, Fillmore, Napa and Riverside, California, Paumalu, Hawaii and Fuchsstadt, Germany. We lease facilities at 44 other locations for satellite and commercial operations worldwide. We also contract with the owners of some of these facilities for the provision of additional services. The locations of other earth stations in our ground network include Argentina, Australia, Bahrain, Canada, Hong Kong, India, Israel, Italy, Kazakhstan, Kenya, Mongolia, the Netherlands, New Zealand, Nigeria, South Korea, South Africa, French Polynesia, Taiwan, Uruguay and the United Arab Emirates. Our network also consists of the leased communications links that connect the earth stations to our satellite operations center located at our Washington, D.C. location and to our back-up operations facility.

We have established points of presence connected by leased fiber at key traffic exchange points around the world, including Atlanta, Los Angeles, New York, McLean, Hong Kong, and London. We lease our facilities at these traffic exchange points. We have also established video points of presence connected by leased fiber at key video exchange points around the world, including Los Angeles, Denver, New York, Washington, D.C. and London. We lease our facilities at these video exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with managed data and video services.

We lease office space in Luxembourg and London, England. Our Luxembourg office serves as the headquarters for us and our Luxembourg parents and subsidiaries. Our London office houses the employees of Intelsat Global Sales and Marketing Ltd., our sales and marketing subsidiary, and administrative support and functions as our global sales headquarters.

We also lease office space in Florida, Australia, Brazil, China, France, Germany, India, Japan, Mexico, Singapore, South Africa, Senegal and the United Arab Emirates for our local sales and marketing and administrative support offices.

The leases relating to our TT&C earth stations, teleports, points of presence and office space expire at various times. We do not believe that any such properties are individually material to our business or operations, and we expect that we could find suitable properties to replace such locations if the leases were not renewed at the end of their respective terms.

Item4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our historical consolidated financial statements covers periods before and after the Sponsors Acquisition Transactions. This discussion should be read together with Item 3A—Selected Financial Data and our consolidated  financial statements and their notes included elsewhere in this Annual Report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and, unless otherwise indicated, the other  financial information contained in this Annual Report has also been prepared in accordance with U.S. GAAP. See “Forward-Looking Statements” and Item 3D—Risk Factors for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below. Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Unless otherwise indicated, all references to “dollars” and “$” in this Annual Report are to, and all monetary amounts in this Annual Report are presented in, U.S. dollars.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and ISPs. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. For instance, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Initial Public Offering and Related Transactions

On April 23, 2013, we completed our initial public offering of common shares and a concurrent public offering of Series A Preferred Shares (the initial public offering, together with the concurrent public offering, the “IPO”), receiving total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). The net proceeds from the IPO were primarily used to redeem all of the outstanding $353.6 million aggregate principal amount of Intelsat Investments 6 1/2% Senior Notes due 2013 (the “Intelsat Investments Notes”) and to prepay $138.2 million of indebtedness outstanding under the Intelsat Jackson Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. In connection with the partial prepayment of the New Senior Unsecured Credit Facility, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

In connection with the IPO, certain repurchase rights upon employee separation that were included in various share-based compensation agreements of management contractually expired. Upon consummation of the IPO, options were also granted to certain executives in accordance with the existing terms of their side letters to a management shareholders agreement, and cash payments were made to certain members of management. The items described above resulted in a pre-tax charge of approximately $21.3 million, which was recorded in the second quarter of 2013 (the “IPO-Related Compensation Charges”).

Also in connection with the IPO, the monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”) was terminated. We paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. During the first quarter of 2013, the 2008 MFA Parties had previously received approximately $25.1 million for services that were performed, or expected to be performed, under the 2008 MFA in 2013. The $39.1 million payment made to terminate the 2008 MFA, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon the consummation of the IPO.

Preferred Stock Dividend

In April 2013, our shareholders declared a $10.2 million preferred dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2014. In July 2013, we announced payment of the first installment of $0.799 per share, reflecting dividends accrued during the 100 day period commencing on the date of our initial public offering, April 23, and ending July 31, 2013. The dividend was paid on August 1, 2013 to holders of record as of July 15, 2013. Further, in October 2013, we announced a payment of the second installment of $0.71875 per share. The dividend was paid on November 1, 2013 to holders of record as of October 15, 2013. In January 2014, we announced a payment of the third installment of $0.71875 per share. The dividend was paid on February 3, 2014 to holders of record as of January 15, 2014.

2013 Intelsat Luxembourg Notes Offering and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6 3/4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7 3/4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/2/12 1/2% Senior PIK Election Notes (the “2017 PIK Notes”) and $754.8 million aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of its 2017 Senior Notes. The redemption of these 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013, Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6 5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes” and, collectively with the 2023 Jackson Notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt prepaid and redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Senior Secured Credit Facilities

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million, consisting of a write-off of unamortized debt issuance costs.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) the London Interbank Offered Rate (“LIBOR”) plus 2.75%, or (ii) the Above Bank Rate (“ABR”) plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if: (1) it requires assumptions to be made that were uncertain at the time the estimate was made; and (2) changes in the estimate, or selection of different estimates, could have a material effect on our consolidated results of operations or financial condition.

We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, the allowance for doubtful accounts, satellites and other property and equipment, business combinations, asset impairments, share-based compensation, income taxes and fair value measurements. There were no accounting policies adopted during 2012 or 2013 that had a material effect on our financial condition or results of operations.

While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information presently available. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments as a result of unforeseen events or otherwise could have a material impact on our financial position or results of operations.

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts

Revenue Recognition. We earn revenue primarily from satellite utilization services and, to a lesser extent, from providing managed services to our customers. In general, we recognize revenue in the period during which the services are provided. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. Additionally, we may enter into certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions, including:

•	whether an arrangement contains a service contract or a lease;

•	whether an arrangement should be reported gross as a principal versus net as an agent;

•	whether we can develop reasonably dependable estimates about the extent of progress towards contract completion, contract revenues and costs;

•	how the arrangement consideration should be allocated among potential multiple elements, and when to recognize revenue related to those elements.

In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers. Changes in judgments in making these assumptions and estimates could materially impact the timing and/or amount of revenue recognition.

Allowance for Doubtful Accounts. Our allowance for doubtful accounts is determined through a subjective evaluation of the aging of our accounts receivable, and considers such factors as the likelihood of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment, such as political and economic conditions in the country in which the customer is located. If our estimate of the likelihood of collection is not accurate, we may experience lower revenue or a change in our provision for doubtful accounts. When we determine that the collection of payments is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time as collection is believed to be reasonably assured or the payment is received.

Satellites and Other Property and Equipment

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from less than one year to 16 years as of December 31, 2013. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from ten to 15 years and service lives as high as 20 years. The useful depreciable lives of our satellites generally exceed the orbital design lives and are less than the service lives. Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

We charge to operations the carrying value of any satellite lost as a result of a launch or in-orbit failure upon the occurrence of the loss. In the event of a partial failure, we record an impairment charge to operations upon the occurrence of the loss if the undiscounted future cash flows are less than the carrying value of the satellite. We measure the impairment charge as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. We reduce the charge to operations resulting from either a complete or a partial failure by the amount of any insurance proceeds received or expected to be received by us, and by the amount of any deferred satellite performance incentives that are no longer applicable following the failure. See—Asset Impairment Assessments below for further discussion.

Asset Impairment Assessments

Goodwill. We account for goodwill and other intangible assets in accordance with FASB ASC Topic 350—Intangibles—Goodwill and Other. Under this topic, goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. We are required to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test. Additionally, our identifiable intangible assets with estimable useful lives are amortized based on the expected pattern of consumption for each respective asset.

Assumptions and Approach Used. We made our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events. Based on our examination of these qualitative factors, we concluded that there was not a likelihood of more than 50% that the fair value of our reporting unit was less than its carrying value; therefore, no further testing of goodwill was required.

The assessment of qualitative factors requires significant judgment. Alternative interpretations of the qualitative factors could have resulted in a different conclusion as to whether it was not more likely than not that the fair value of our reporting unit was less than its carrying value. A different conclusion would require a more detailed quantitative analysis to be performed, which could, in future years, result in an impairment charge for goodwill.

Orbital Locations. Intelsat is authorized by governments to operate satellites at certain orbital locations—i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 35,800 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the ITU, a sub-organization of the United Nations. We will continue to have rights to operate at our orbital locations so long as we maintain our authorizations to do so. See Item 1—Business—Regulation and—Risk Factors—Risk Factors Relating to Regulation.

Our rights to operate at orbital locations can be used and sold individually; however, since satellites and customers can be and are moved from one orbital location to another, our rights are used in conjunction with each other as a network that can change to meet the changing needs of our customers and market demands. Due to the interchangeable nature of orbital locations, the aggregate value of all of the orbital locations is used to measure the extent of impairment, if any.

Assumptions and Approach Used. We determined the estimated fair value of our right to operate at orbital locations using the build-up method, as described below, to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the right was expected to generate revenue, we assigned a value based upon independent source data for recent transactions of similar orbital locations.

Under the build-up approach, the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location is calculated by first estimating the cash flows that typical market participants would assume could be available from the right to operate satellites using the subject location in a similar market. It is assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically start with the right to operate at an orbital location and build a new operation with similar attributes from scratch. Thus the buyer/builder is considered to incur the start-up costs and losses typically associated with the going concern value and pay for all other tangible and intangible assets. Based upon our analysis, which was completed in the fourth quarter of 2013, we did not have an impairment of the orbital locations.

The key assumptions used in estimating the fair values of our rights to operate at our orbital locations included: (i) market penetration leading to revenue growth, (ii) profit margin, (iii) duration and profile of the build-up period, (iv) estimated start-up costs and losses incurred during the build-up period and (v) weighted average cost of capital.

Trade Name. We have implemented the relief from royalty method to determine the estimated fair value of the Intelsat trade name. The relief from royalty analysis is comprised of two major steps: (i) a determination of the hypothetical royalty rate, and (ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate utilized in the relief from royalty approach, we considered comparable license agreements, operating earnings benchmark rules of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. Based on our analysis, the fair value of the Intelsat trade name as of the fourth quarter of 2013 was not impaired.

The key assumptions used in our model to value the Intelsat trade name included the tax rate and discount rate. A change in the estimated tax rates or discount rate could result in future impairments.

Long-Lived and Amortizable Intangible Assets. We review our long-lived and amortizable intangible assets to assess whether an impairment has occurred in accordance with the guidance provided under FASB ASC Topic 360—Property, Plant and Equipment, whenever events or changes in circumstances indicate, in our judgment, that the carrying amount of an asset may not be recoverable. These indicators of impairment can include, but are not limited to, the following:

•	satellite anomalies, such as a partial or full loss of power;

•	under-performance of an asset as compared to expectations; and

•	shortened useful lives due to changes in the way an asset is used or expected to be used.

The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value, determined by either a quoted market price, if any, or a value determined by utilizing discounted cash flow techniques. Additionally, when assets are expected to be used in future periods, a shortened depreciable life may be utilized if appropriate, resulting in accelerated depreciation.

Assumptions and Approach Used. We employ a discounted future cash flow approach to estimate the fair value of our long lived intangible assets when an impairment assessment is required.

Share-Based Compensation

Awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model for share options, a Monte Carlo simulation model for awards with market conditions, or the closing market price at the grant date for awards of shares or restricted shares units. For share-based awards recognized as liability awards, we record compensation cost based on the fair value of such awards. The expense is recognized over the requisite service period, based on attainment of certain vesting requirements.

Prior to the IPO, we estimated the fair market value of our equity at each reporting period in order to properly record stock compensation expense. We estimated the fair market value using a combination of the income and market approaches, and allocated a 50% weighting to each approach. The income approach quantifies the future cash flows that we expect to achieve consistent with our annual business plan and forecasting processes. These future cash flows are discounted to their net present values using an estimated rate corresponding to a weighted average cost of capital. Our forecasted cash flows are subject to uncontrollable and unforeseen events that could positively or negatively impact economic and business conditions. The estimated weighted average cost of capital includes assumptions and estimates based upon interest rates, expected rates of return, and other risk factors that consider both historic data and expected future returns for comparable investments.

The market approach estimates fair value by applying trading multiples of enterprise value to EBITDA based on observed publicly traded comparable companies.

Income Taxes

We account for income taxes in accordance with the guidance provided under the Income Taxes topic of the Codification (“FASB ASC 740”). We are subject to income taxes in the United States as well as a number of foreign jurisdictions. Significant judgment is required in the calculation of our tax provision and the resultant tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards.

We assess the likelihood that our deferred tax assets can be recovered. Under FASB ASC 740, a valuation allowance is required when it is more likely than not that all or a portion of the deferred tax asset will not be realized. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based solely on its technical merits and presuming the taxing authorities have full knowledge of the position, and access to all relevant facts and information. When a tax position does not meet the more likely than not standard, we record a liability for the entire amount of the unrecognized tax benefit. Additionally, for those tax positions that are determined more likely than not to be sustainable, we measure the tax position at the largest amount of benefit more likely than not (determined by cumulative probability) to be realized upon settlement with the taxing authority.

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”) requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. FASB ASC 820 defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We performed an evaluation of our financial assets and liabilities under the fair value framework of FASB ASC 820. As a result of that evaluation, we concluded that investments in marketable securities, interest rate financial derivative instruments, embedded derivative instruments, and redeemable noncontrolling interest were items as to which disclosures were required under FASB ASC 820.

We determined that the valuation measurement inputs of marketable securities represent unadjusted quoted prices in active markets and, accordingly, have classified such investments within Level 1 of the FASB ASC 820 hierarchy framework.

The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both our counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being fair valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative instrument valuations in their entirety are classified in Level 2 of the fair value hierarchy.

On October 5, 2012, we purchased from Convergence Partners the remaining ownership interest in our New Dawn joint venture for $8.7 million, increasing our ownership from 74.9% to 100%. Prior to October 5, 2012, New Dawn was a majority owned subsidiary of ours that was a joint venture investment with Convergence Partners. Convergence Partners had the ability to require Intelsat to buy its ownership interest at fair value subsequent to the operations of New Dawn’s assets for a period of time defined in the New Dawn Project Agreement. In accordance with the guidance provided in FASB ASC Topic 480, Distinguishing Liabilities from Equity (“FASB ASC 480”), regarding the classification and measurement of redeemable securities, we marked to market the fair value of the noncontrolling interest in New Dawn at each reporting period. Any changes in fair value were reflected as an adjustment to paid-in capital. As a result of the New Dawn Equity Purchase, we eliminated the redeemable noncontrolling interest of $8.7 million in the fourth quarter of 2012 in accordance with FASB ASC 480.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Beginning in 2013, entities are required to disclose the effect of reclassification of items out of accumulated other comprehensive income. The majority of our other comprehensive loss and our accumulated other comprehensive loss is related to our defined benefit retirement plans. Beginning in the first quarter of 2013, we have disclosed in Note 7—Retirement Plans and Other Retiree Benefits the effects of reclassifications out of accumulated comprehensive income on line items in our consolidated statement of operations.

In July 2013, the FASB issued ASU 2013-11, Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. Beginning in the first quarter of 2014, entities are required to present an unrecognized tax benefit, or a portion, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except under certain scenarios. The adoption of this update is not expected to have a material impact on our financial statements.

Revenue

Revenue Overview

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. The master customer agreements and related service orders under which we sell services specify, among other things, the amount of satellite capacity to be provided, whether service will be non-preemptible or preemptible and the service term. Most services are full time in nature, with service terms ranging from one year to as long as 15 years. Occasional use services used for video applications can be for much shorter periods, including increments of one hour. Our master customer service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network. The following table describes our primary service types:

Service Type	Description
On-Network Revenues:

Transponder Services

Commitments by customers to receive service via, or to utilize capacity on, particular designated transponders according to specified technical and commercial terms. Transponder services also include revenues from hosted payload capacity. Transponder services are marketed to each of our primary customer sets, as follows:

•     Network Services: fixed and wireless telecom operators, data network operators, enterprise operators of private data networks, and value-added network operators for broadband network infrastructure.

•     Media: broadcasters (for distribution of programming and full time contribution, or gathering, of content), programmers and DTH operators.

•     Government: civilian and defense organizations, for use in implementing private networks, or for the provision of capacity or capabilities through hosted payloads.

Managed Services	Hybrid services based upon IntelsatOneSM, which combine satellite capacity, teleport facilities, satellite communications hardware such as broadband hubs or video multiplexers and fiber optic cable and other ground facilities to provide managed and monitored broadband, trunking, video and private network services to customers. Managed services are marketed to each of our customer sets as follows:

•     Network Services: cellular operators, ISPs and value-added service providers who develop service offerings based upon our integrated broadband platforms.

•     Media: programmers outsourcing elements of their transmission infrastructure and part time occasional use services used primarily by news and sports organizations to gather content from remote locations.

•     Government: users seeking secured, integrated, end-to-end solutions.

Channel	Standardized services of predetermined bandwidth and technical characteristics, primarily used for point-to-point bilateral services for telecommunications providers. Channel is not considered a core service offering due to changing market requirements and the proliferation of fiber alternatives for point-to-point customer applications. Channel services are exclusively marketed to traditional telecommunications providers in our network service customer set.

Service Type	Description
Off-Network and Other Revenues:

Transponder, Mobile Satellite Services and Other

Capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on our network. These services include L-band MSS, for which our Intelsat General Corporation (“Intelsat General”) subsidiary is a reseller. In addition, this revenue category includes the sale of customer premises equipment and other hardware. These products are primarily marketed to:

•     Government: direct government users, government contractors working on programs where aggregation of capacity is required.

Satellite-related Services	Services include a number of satellite-related consulting and technical services that involve the lifecycle of satellite operations and related infrastructure, from satellite and launch vehicle procurement through TT&C services and related equipment sales. These services are typically marketed to other satellite operators.

We market our services on a global basis, with almost every populated region of the world contributing to our revenue. The diversity of our revenue allows us to benefit from changing market conditions and lowers our risk from revenue fluctuations in our service applications and geographic regions.

Trends Impacting Our Revenue

Our revenue at any given time is dependent upon a number of factors, including but not limited to the supply of capacity available on our fleet in a given region, which is determined in part by our launch programs, our relocations of capacity, competition from supply provided by other satellite operators and by competing technologies such as fiber optic cable networks, as well as the level of demand for that capacity. See Item 4B—Business Overview—Our Sector for a discussion of the global trends creating demand for our services. Trends in revenue can be impacted by:

•	Growth in demand for broadband infrastructure from wireless telecommunications companies operating in developing regions or regions with geographic challenges;

•	Growth in demand for broadband connectivity for enterprises and government organizations providing services and value-added applications on a global basis;

•	Satellite capacity needed to provide broadband connectivity for mobile networks on ships, planes and oil and gas platforms;

•	Increasing popularity of DTH television services which use our capacity for program distribution;

•	The global demand for television content in standard, high definition (HDTV) and ultra-high definition televisions formats, which uses our satellite network and IntelsatOne terrestrial services for distribution;

•	The use of commercial satellite capacity by governments for military and other operations, but which has slowed with the tightening U.S. budget;

•	Our use of third party or ‘off network’ services to satisfy government demand for capacity not available on our network. These services are low risk in nature, with no required up-front investment and terms and conditions of the procured capacity which typically match the contractual commitments from our customers. Demand for certain of these off network services has declined with reductions in troop deployment in regions of conflict;

•	The competitive environment in Africa; and

•	Recent reduced procurement activity from the U.S. federal government.

See Item 4B—Business Overview—Our Customer Sets and Growing Applications for a discussion of our customers’ uses of our services and see Item 4B—Business Overview—Our Strategy for a discussion of our strategies with respect to marketing to our various customer sets.

Customer Applications

Our transponder services, managed services, MSS and channel are used by our customers for three primary customer applications: network service applications, media applications and government applications.

Pricing

Pricing of our services is based upon a number of factors, including, but not limited to, the region served by the capacity, the power and other characteristics of the satellite beam, the amount of demand for the capacity available on a particular satellite and the total supply of capacity serving any particular region. During 2011 and 2012, we experienced generally stable to favorable global pricing trends. In 2013, we experienced modestly unfavorable global pricing trends. According to Euroconsult, the annual average price per transponder for C- and Ku- band capacity is forecasted to be generally stable, growing globally from $1.63 million to $1.65 million per 36 MHz transponder over the period 2013 to 2018.

The pricing of our services is generally fixed for the duration of the service commitment. New and renewing service commitments are priced to reflect regional demand and other factors as discussed above.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue relate to costs associated with the operation and control of our satellites, our communications network and engineering support, and the purchase of off-network capacity. Direct costs of revenue consist principally of salaries and related employment costs, in-orbit insurance, earth station operating costs and facilities costs. Our direct costs of revenue fluctuate based on the number and type of services offered and under development, particularly as sales of off-network transponder services and sales of customer premises equipment fluctuate. We expect our direct costs of revenue to increase as we add customers and expand our managed services and use of off-network capacity.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance, corporate information technology and human resources. Staff expenses consist primarily of salaries and related employment costs, including stock compensation, travel costs and office occupancy costs. Selling, general and administrative expenses also include building maintenance and rent expenses and the provision for uncollectible accounts. Selling, general and administrative expenses generally fluctuate with the number of customers served and the number and types of services offered. These expenses also include fees for professional services and monitoring fees payable to the Sponsors in support of strategic activities pursuant to the 2008 MFA, which was terminated in April 2013 in connection with the IPO.

Depreciation and Amortization

Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction, satellite launch services, insurance premiums for satellite launch and the in-orbit testing period, the net present value of deferred satellite performance incentives payable to satellite manufacturers, and capitalized interest incurred during the satellite construction period.

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from less than one year to 16 years as of December 31, 2013.

Contracted Backlog

We benefit from strong visibility of our future revenues. Our contracted backlog is our expected future revenue under existing customer contracts, and includes both cancellable and non-cancellable contracts. Our contracted backlog was approximately $10.1 billion as of December 31, 2013, approximately 87% of which related to contracts that were non-cancellable and approximately 11% related to contracts that were cancellable subject to substantial termination fees. As of December 31, 2013, the weighted average remaining customer contract life was approximately 5 years. We currently expect to deliver services associated with approximately $2.1 billion, or approximately 21%, of our December 31, 2013 contracted backlog during the year ending December 31, 2014, of which $90.1 million is from internet trunking services and international private line services and $53.1 million is from our channel services. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the backlog amount, is generally calculated as a percentage of the remaining backlog associated with the contract. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.

Our expected future revenue under our contracted backlog as of December 31, 2013 was as follows (in millions):

Period
2014	$2,094.6
2015	1,570.0
2016	1,153.2
2017	922.9
2018	782.4
2019 and thereafter	3,591.2

Total	$10,114.3

Our contracted backlog by service type as of December 31, 2013 was as follows (in millions, except percentages):

Service Type	Amount	Percent
Transponder services	$8,977.7	89%
Managed services	833.9	8
Off-network and other	209.9	2
Channel	92.8	1

Total	$10,114.3	100%

We believe this backlog and the resulting predictable cash flows in the FSS sector make our net cash provided by operating activities less volatile than that of typical companies outside our industry.

A.	Operating Results

Years Ended December 31, 2012 and 2013

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Increase (Decrease)	Percentage Change
Revenue	$2,610,152	$2,603,623	$(6,529)	(0)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	415,900	375,769	(40,131)	(10)
Selling, general and administrative	204,025	288,467	84,442	41
Depreciation and amortization	764,903	736,567	(28,336)	(4)
Losses on derivative financial instruments	39,935	8,064	(31,871)	(80)
Gain on satellite insurance recoveries	—	(9,618)	(9,618)	NM

Total operating expenses	1,424,763	1,399,249	(25,514)	(2)

Income from operations	1,185,389	1,204,374	18,985	2
Interest expense, net	1,270,848	1,114,197	(156,651)	(12)
Loss on early extinguishment of debt	(73,542)	(368,089)	(294,547)	NM
Other expense, net	(10,128)	(4,918)	5,210	(51)

Loss before income taxes	(169,129)	(282,830)	(113,701)	67
Benefit from income taxes	(19,631)	(30,837)	(11,206)	57

Net loss	(149,498)	(251,993)	(102,495)	69
Net income attributable to noncontrolling interest	(1,639)	(3,687)	(2,048)	NM

Net loss attributable to Intelsat S.A.	$(151,137)	$(255,680)	$(104,543)	69%

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Increase (Decrease)	Percentage Change

On-Network Revenues
Transponder services	$1,950,230	$1,988,771	$38,541	2%
Managed services	276,024	298,623	22,599	8
Channel	91,805	72,123	(19,682)	(21)

Total on-network revenues	2,318,059	2,359,517	41,458	2
Off-Network and Other Revenues
Transponder, MSS and other off-network services	234,143	194,601	(39,542)	(17)
Satellite-related services	57,950	49,505	(8,445)	(15)

Total off-network and other revenues	292,093	244,106	(47,987)	(16)

Total	$2,610,152	$2,603,623	$(6,529)	(0)%

Total revenue for the year ended December 31, 2013 decreased by $6.5 million as compared to the year ended December 31, 2012. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•

Transponder services—an aggregate increase of $38.5 million, primarily due to a $39.4 million increase in revenue from network services customers primarily in the Latin America and Caribbean region for wireless telecommunication infrastructure and in the Asia-Pacific and North America regions for enterprise networks. An additional $24.1 million increase in revenue was from capacity services sold to media customers largely in the Latin America and Caribbean, the Asia-Pacific and the Africa and Middle East regions for DTH and programming-distribution applications and an $11.0 million increase in capacity services sold primarily in the Asia-Pacific region for government applications related to a hosted payload. These increases were partially offset by a $23.5 million decline from network services customers largely in the Africa and Middle East region and a $12.5 million decrease in revenue from capacity services sold for government applications for customers in the North America region.

•	Managed services— an aggregate increase of $22.6 million, largely due to a $22.9 million increase in revenue from network services customers for new broadband services for mobility applications, primarily in the North America and Europe regions, and a $6.8 million increase in revenue primarily from hybrid infrastructure solutions sold to government customers, partially offset by a $5.2 million decrease in revenue related to the contraction of services and lower pricing for international trunking primarily in the Africa and Middle East and the Europe regions.

•	Channel—an aggregate decrease of $19.7 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $39.5 million, primarily due to declines in the sales of off-network transponder services, the sales of customer premises equipment and mobile satellite services, all of which are primarily related to government applications.

•	Satellite-related services—an aggregate decrease of $8.4 million, primarily due to decreased revenue from government professional services and flight operations support services for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $40.1 million, or 10%, to $375.8 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Excluding $2.4 million of IPO-Related Compensation Charges, the $42.5 million decrease was principally due to the following:

•	a decrease of $24.0 million in the costs attributable to the purchase of MSS and off-network FSS capacity and other third-party related services primarily related to solutions sold to our government customer set;

•	a decrease of $13.2 million related to higher costs of sales for customer premises equipment during 2012; and

•	a decrease of $9.2 million in staff-related expenses; partially offset by

•	an increase of $6.1 million in costs related to a joint venture.

Selling, General and Administrative

Selling, general and administrative expenses increased by $84.4 million, or 41%, to $288.5 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Excluding $56.3 million associated with the termination of the 2008 MFA in connection with the IPO and $18.9 million of IPO-Related Compensation Charges, selling, general and administrative expenses increased by $9.2 million, principally due to the following:

•	an increase of $20.7 million in bad debt expenses due to collection challenges with a limited number of customers, primarily within the Africa and Middle East region; and

•	an increase of $4.3 million in staff-related expenses, including share-based compensation costs; partially offset by

•	a $17.2 million decrease due to 2012 expenses related to the 2008 MFA exceeding the comparable 2013 expenses prior to the April 2013 termination of the 2008 MFA.

Depreciation and Amortization

Depreciation and amortization expense decreased by $28.3 million, or 4%, to $736.6 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This decrease was primarily due to the following:

•	a net decrease of $87.4 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites; and

•	a decrease of $9.5 million in amortization expense largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $67.6 million in depreciation expense resulting from the impact of satellites placed into service during 2012.

Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $8.1 million for the year ended December 31, 2013 as compared to $39.9 million for the year ended December 31, 2012. The losses on derivative financial instruments are related to the net loss on our interest rate swaps, which reflects interest expense accrued on the interest rate swaps as well as the change in fair value.

Gain on Satellite Insurance Recoveries

Gain on satellite insurance recoveries was $9.6 million for the year ended December 31, 2013 with no comparable amount for the year ended December 31, 2012. The gain was due to the surplus of $406.2 million of insurance proceeds received during the year months ended December 31, 2013, over the book value of the IS-27 satellite and its related assets, which was completely destroyed after launch failure on February 1, 2013 (see Note 9(b)—Satellites and Other Property and Equipment—Satellite Launches).

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of December 31, 2013, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $156.7 million, or 12%, to $1.11 billion for the year ended December 31, 2013, as compared to $1.27 billion for the year ended December 31, 2012. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $195.9 million as a result of our debt offerings, prepayments, redemptions and amendments on our unsecured debt in 2012 and 2013 (see – Liquidity and Capital Resources – Long-Term Debt);

•	a net decrease of $26.6 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see – Liquidity and Capital Resources – Long-Term Debt – Senior Secured Credit Facilities); partially offset by

•	an increase of $72.6 million resulting from lower capitalized interest of $44.8 million for the year ended December 31, 2013 as compared to $117.4 million for the year ended December 31, 2012 resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $46.0 million for the year ended December 31, 2013. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $368.1 million for the year ended December 31, 2013 as compared to $73.5 million for the year ended December 31, 2012. The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings (see Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions). In the year ended December 31, 2013, Intelsat Luxembourg repurchased or redeemed $5.3 billion of its debt for $5.6 billion, excluding accrued and unpaid interest and related fees of $135.8 million. In May 2013, Intelsat Investments repurchased or redeemed $353.6 million of its debt for $362.9 million, excluding accrued and unpaid interest. In April and June 2013, Intelsat Jackson prepaid $1.0 billion of its debt at par value, excluding accrued and unpaid interest and related fees. In October 2013, Intelsat Jackson prepaid $100.0 million of its debt at par value, excluding accrued and unpaid interest and related fees. The loss of $368.1 million was primarily driven by a $311.2 million difference between the carrying value of the debt repurchased, redeemed or prepaid and the total cash amount paid (including related fees), together with a write-off of $56.9 million of unamortized debt discounts and debt issuance costs.

The 2012 loss related to the repayment of debt in connection with the 2012 Intelsat Jackson tender offers and redemptions. During the year ended December 31, 2012, Intelsat Jackson repurchased or redeemed $1.8 billion of its debt for $1.8 billion, excluding accrued and unpaid interest and related fees of $80.3 million. In addition, $194.8 million of New Dawn debt was prepaid from restricted cash relating to proceeds received from an insurance claim. The loss of $73.5 million was primarily driven by a $65.9 million difference between the carrying value of the Intelsat Jackson debt repurchased or redeemed and the total cash amount paid (including related fees), together with a write-off of $1.8 million of Intelsat Jackson unamortized debt premium and debt issuance costs and $5.8 million of New Dawn unamortized debt issuance costs.

Other Expense, Net

Other expense, net was $4.9 million for the year ended December 31, 2013 as compared to $10.1 million for the year ended December 31, 2012. The difference of $5.2 million was primarily due to 2012 events, where we recognized a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses in connection with the expiration of an unconsummated third-party investment commitment, partially offset by a $12.8 million pre-tax gain as a result of the sale of our U.S. Administrative Headquarters Property. In 2013, rental income decreased by $2.7 million and exchange rate losses decreased by $1.3 million.

Benefit from Income Taxes

Our benefit from income taxes increased by $11.2 million to $30.8 million for the year ended December 31, 2013 as compared to a benefit from income taxes of $19.6 million for the year ended December 31, 2012. The increase in benefit was principally due to an internal subsidiary reorganization in 2013 as a result of which we recognized a significant tax benefit related to foreign tax credits. We intend to claim these foreign tax credits on our U.S. subsidiaries’ tax returns. The credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations. Another reason for the increase in the tax benefit was the valuation allowance we recorded on our Washington, D.C. net operating loss carry forwards in 2012 when we entered into a lease for the New U.S. Administrative Headquarters. The above factors were partially offset by the benefit we recorded in 2012 to adjust the basis of certain assets that had generated excluded extraterritorial income in prior years.

Cash paid for income taxes, net of refunds, totaled $33.1 million and $38.8 million for the years ended December 31, 2012 and 2013, respectively.

Net Loss attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A. for the year ended December 31, 2013 totaled $255.7 million compared to $151.1 million for the year ended December 31, 2012. The loss increased as a result of the various items discussed above. Results for the period were significantly impacted by the costs and expenses of the IPO and losses on early extinguishment of debt, partially offset by a decrease in interest expense, net, lower losses on derivative financial instruments and depreciation expense.

Years Ended December 31, 2011 and 2012

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Year Ended	Year Ended
	December 31,	December 31,	Increase	Percentage
	2011	2012	(Decrease)	Change
Revenue	$2,588,426	$2,610,152	$21,726	1%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	417,179	415,900	(1,279)	(0)
Selling, general and administrative	208,381	204,025	(4,356)	(2)
Depreciation and amortization	769,440	764,903	(4,537)	(1)
Losses on derivative financial instruments	24,635	39,935	15,300	62

Total operating expenses	1,419,635	1,424,763	5,128	0

Income from operations	1,168,791	1,185,389	16,598	1
Interest expense, net	1,310,563	1,270,848	(39,715)	(3)
Loss on early extinguishment of debt	(326,183)	(73,542)	252,641	(77)
Loss from previously unconsolidated affiliates	(24,658)	—	24,658	NM
Other income (expense), net	1,955	(10,128)	(12,083)	NM

Loss before income taxes	(490,658)	(169,129)	321,529	(66)
Benefit from income taxes	(55,393)	(19,631)	35,762	(65)

Net loss	(435,265)	(149,498)	285,767	(66)

Net (income) loss attributable to noncontrolling interest	1,106	(1,639)	(2,745)	NM

Net loss attributable to Intelsat S.A.	$(434,159)	$(151,137)	$283,022	(65)%

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Year Ended	Year Ended
	December 31,	December 31,	Increase	Percentage
	2011	2012	(Decrease)	Change
On-Network Revenues
Transponder services	$1,907,768	$1,950,230	$42,462	2%
Managed services	282,386	276,024	(6,362)	(2)
Channel	104,981	91,805	(13,176)	(13)

Total on-network revenues	2,295,135	2,318,059	22,924	1
Off-Network and Other Revenues
Transponder, MSS and other off-network services	237,020	234,143	(2,877)	(1)
Satellite-related services	56,271	57,950	1,679	3

Total off-network and other revenues	293,291	292,093	(1,198)	(0)

Total	$2,588,426	$2,610,152	$21,726	1%

Total revenue for the year ended December 31, 2012 increased by $21.7 million, or 1%, as compared to the year ended December 31, 2011. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate increase of $42.5 million, primarily due to a $43.0 million increase in revenue from growth in capacity services sold to media customers mainly in the Latin America and Caribbean, the Europe and the Asia-Pacific regions, and a $7.2 million increase in revenue from capacity services sold by our Intelsat General business, partially offset by an aggregate $7.7 million decrease in revenue from network services customers, reflecting declines in the Europe, the Africa and the Middle East and the Asia-Pacific regions, but an increase in the Latin America and Caribbean region.

•	Managed services—an aggregate decrease of $6.4 million, primarily due to a $14.0 million net decrease in revenue from network services customers related to non-renewal of contracts for international trunking largely in the Africa and Middle East region, a trend which we expect will continue due to the migration of services in these regions to fiber optic cable. This decrease was partially offset by a $5.9 million net increase in revenue from broadband services for mobility applications and a $2.4 million net increase in managed video services sold to media customers.

•	Channel—an aggregate decrease of $13.2 million related to a continued decline from the migration of international point-to-point satellite traffic to fiber optic cables, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $2.9 million, primarily due to an $8.7 million decline in usage-based MSS revenue and a $6.5 million net decrease in off-network transponder and media services primarily in the Asia-Pacific, the North America and the Latin America and Caribbean regions, partially offset by a $6.8 million increase in network customer premise equipment revenue as well as a $5.6 million increase in off-network transponder and other services primarily related to contracts being implemented by our Intelsat General business.

•	Satellite-related services—an aggregate increase of $1.7 million, due primarily to a net increase in government professional services, partially offset by a net decrease in professional fees earned for providing flight operations support for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $1.3 million to $415.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decline was primarily due to a $9.9 million decrease in costs associated with purchases of off-network FSS capacity services and other third-party services and a net $4.3 million decrease in the costs of MSS and off-network FSS capacity purchased related to solutions sold by our Intelsat General business. These decreases were partially offset by a $6.6 million increase in staff-related and other expenses primarily due to higher retirement plan, bonuses and stock compensation related costs, and a $6.3 million increase in costs of sales for customer premise equipment.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $4.4 million, or 2%, to $204.0 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease was primarily due to an $8.7 million decrease in professional fees, partially offset by a $3.8 million increase in bad debt expense.

Depreciation and Amortization

Depreciation and amortization expense decreased by $4.5 million, or 1%, to $764.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was primarily due to the following:

•	a net decrease of $39.5 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites;

•	a decrease of $13.7 million in amortization expense largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering periods that expire over time, and acquired customer relationships, for which the value diminishes over time; and

•	a net decrease of $12.6 million in depreciation expense due to the timing of ground and other assets placed in service or becoming fully depreciated; partially offset by

•	an increase of $61.8 million in depreciation expense resulting from the impact of satellites placed into service during 2011 and 2012.

Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $39.9 million for the year ended December 31, 2012 as compared to $24.6 million for the year ended December 31, 2011. The losses on derivative financial instruments are related to the net loss on our interest rate swaps, which reflects amounts accrued on the interest rate swaps as well as the change in fair value.

Interest Expense, Net

Interest expense, net decreased by $39.7 million, or 3%, to $1.27 billion for the year ended December 31, 2012, as compared to $1.31 billion for the year ended December 31, 2011. As of December 31, 2012, we also held interest rate swaps with an aggregate notional amount of $2.3 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities. The swaps have not been designated as hedges for accounting purposes. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $39.8 million in interest expense resulting from our refinancing transactions in 2011 (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions); and

•	a net decrease of $10.2 million in interest expense as a result of our refinancing transactions in 2012 (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions); partially offset by

•	an increase of $11.8 million from lower capitalized interest resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $62.3 million for the year ended December 31, 2012 and included $5.0 million of payment-in-kind (“PIK”) interest expense. The remaining non-cash interest expense was primarily associated with the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $73.5 million for the year ended December 31, 2012 as compared to $326.2 million for the year ended December 31, 2011. The 2012 loss primarily related to the repayment of debt in connection with the April and October 2012 Intelsat Jackson tender offers and redemptions (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions—2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions). In April, May and June, 2012, Intelsat Jackson repurchased or redeemed $1,146.9 million of its debt for $1,186.2 million, excluding accrued and unpaid interest and related fees of $57.7 million. In October and November, 2012, Intelsat Jackson repurchased or redeemed $603.2 million of its debt for $628.2 million, excluding accrued and unpaid interest and related fees of $22.6 million. In July 2012, $112.2 million of New Dawn debt was prepaid from restricted cash relating to proceeds received from an insurance claim, and in October 2012, the remainder of the outstanding $82.6 million balance of New Dawn debt was repaid in conjunction with the New Dawn Equity Purchase (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities—New Dawn Equity Purchase and Repayments of Credit Facilities). The loss of $73.5 million was primarily driven by a $65.9 million difference between the carrying value of the Intelsat Jackson debt repurchased or redeemed and the total cash amount paid (including related fees), together with a write-off of $7.6 million of Intelsat Jackson unamortized debt premium and debt issuance costs and $5.8 million of New Dawn unamortized debt issuance costs.

The 2011 loss on early extinguishment of debt of $326.2 million related to the repayment of debt in connection with various 2011 refinancings, redemptions, tender offers and offerings. In January 2011, we repurchased $2,849.3 million of Intelsat Corporation (“Intelsat Corp”) and Intelsat Subsidiary Holding Company S.A. (“Intelsat Sub Holdco”) debt for $2,906.1 million, excluding accrued and unpaid interest of $8.7 million (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Secured Loan Refinancing). In March 2011, we redeemed $710.8 million of Intelsat S.A. and Intelsat Sub Holdco debt for $747.6 million, excluding accrued and unpaid interest of $19.1 million (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—2011 Reorganization and 2011 Debt Transactions—Notes Redemptions). In April and May 2011, we redeemed or repurchased $2,527.0 million of Intelsat Sub Holdco, Intelsat Jackson and Intelsat Intermediate Holding Company S.A. (“Intermediate Holdco”) debt for $2,604.4 million, excluding accrued and unpaid interest of $58.1 million (see Item 5B—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions). The loss of $326.2 million was driven by a $171.1 million difference between the carrying value of the debt repurchased, redeemed or repaid and the total cash amount paid (including related fees), together with a write-off of $155.1 million of unamortized debt discounts and debt issuance costs.

Loss from Previously Unconsolidated Affiliates

Loss from previously unconsolidated affiliates was $24.7 million for the year ended December 31, 2011 with no comparable amount for the year ended December 31, 2012, due to our consolidation of the Horizons Holdings joint venture on September 30, 2011 (see Note 10(a)—Investments—Horizons Holdings) to our audited consolidated financial statements included elsewhere in this Annual Report.

Other Income (Expense), Net

Other expense, net was $10.1 million for the year ended December 31, 2012 as compared to other income, net of $2.0 million for the year ended December 31, 2011. The difference of $12.1 million was primarily due to a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses in connection with the expiration of an unconsummated third-party investment commitment, together with an $8.7 million increase in exchange rate losses, primarily related to our business conducted in Brazilian reais. These expenses were partially offset by a $12.8 million pre-tax gain as a result of the sale of our U.S. Administrative Headquarters Property in 2012 and a decrease of $6.1 million of expense related to the settlement of a dispute concerning our investment in WildBlue Communications, Inc. (“WildBlue”) in 2011, with no comparable expense in 2012.

Benefit from Income Taxes

Our benefit from income taxes decreased by $35.8 million to $19.6 million for the year ended December 31, 2012 as compared to a benefit from income taxes of $55.4 million for the year ended December 31, 2011. The decrease in benefit was principally due to the 2011 tax benefits recorded in connection with the Horizons Holdings re-measurement charge, certain internal subsidiary mergers completed in September 2011, the release of withholding tax liabilities resulting from certain customer transactions in the Asia-Pacific region, and refinancing expenses and changes in the balance of deferred taxes as a result of a series of internal transactions and related steps completed on January 12, 2011, that reorganized the ownership of our assets among our subsidiaries and effectively combined the legacy business of Intelsat Sub Holdco and Intelsat Corporation in order to simplify our operations and enhance our ability to transact business in an efficient manner (the “2011 Reorganization”). Another reason for the decline in the tax benefit was the valuation allowance we recorded on our Washington, D.C. net operating loss carry forwards in 2012 when we signed a lease for the New U.S. Administrative Headquarters. The above factors were partially offset by the benefit we recorded in 2012 to adjust the basis of certain assets that had generated excluded extraterritorial income in prior years.

Cash paid for income taxes, net of refunds, totaled $16.1 million and $33.1 million for the years ended December 31, 2011 and 2012, respectively.

Net Loss Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A. for the year ended December 31, 2012 totaled $151.1 million compared to $434.2 million for the year ended December 31, 2011. The loss decreased as a result of the various items discussed above, including improved income from operations and a $252.6 million decrease in loss on early extinguishment of debt in the year ended December 31, 2012 as compared to the prior year period.

EBITDA

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA for the periods shown is as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2012	2013
Net loss	$(435,265)	$(149,498)	$(251,993)
Add (Subtract):
Interest expense, net	1,310,563	1,270,848	1,114,197
Loss on early extinguishment of debt	326,183	73,542	368,089
Benefit from income taxes	(55,393)	(19,631)	(30,837)
Depreciation and amortization	769,440	764,903	736,567

EBITDA	$1,915,528	$1,940,164	$1,936,023

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2012	2013
Net loss	$(435,265)	$(149,498)	$(251,993)

Add (Subtract):
Interest expense, net	1,310,563	1,270,848	1,114,197
Loss on early extinguishment of debt	326,183	73,542	368,089
Benefit from income taxes	(55,393)	(19,631)	(30,837)
Depreciation and amortization	769,440	764,903	736,567

EBITDA	1,915,528	1,940,164	1,936,023

Add (Subtract):
Compensation and benefits (1)	8,811	5,237	25,711
Management fees (2)	24,867	25,062	64,239
Earnings from previously unconsolidated affiliates (3)	24,658	—	—
Losses on derivative financial instruments (4)	24,635	39,935	8,064
Non-recurring and other non-cash items (5)	18,488	5,786	(606)

Adjusted EBITDA	$2,016,987	$2,016,184	$2,033,431

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with the 2008 MFA. In connection with the IPO in April 2013, the 2008 MFA was terminated.
(3)	Represents gains and losses under the equity method of accounting relating to our investment in Horizons Holdings prior to the consolidation of Horizon Holdings. In addition, includes the charge from the remeasurement of our investment in Horizons Holdings to fair value upon the consolidation of the joint venture on September 30, 2011.
(4)	Represents (i) the changes in the fair value of the undesignated interest rate swaps, (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in operating income and (iii) the change in the fair value of our put option embedded derivative in 2011 related to the 2015 Sub Holdco Notes, Series B, all of which were repaid as part of the 2011 Secured Loan Refinancing.
(5)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with the 2011 Reorganization; 2011 expense for services on the Galaxy 13/Horizons-1 and Horizons-2 satellites prior to the consolidation of Horizons Holdings; net costs related to the settlement of a dispute concerning our investment in WildBlue in 2011; charges related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration in 2012; expenses related to the IPO, severance and retention payments; costs related to Intelsat Jackson’s 2013 Second Amendment and Joinder Agreement; the total impairment of an immaterial investment in 2013; costs associated with a 2013 intercompany reorganization and other non-recurring projects. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts for 2011 to 2013; non-cash income related to the WildBlue settlement in 2012; a pre-tax gain related to the sale of the U.S. Administrative Headquarters Property in 2012 and the gain on satellite insurance recoveries in 2013.

B.	Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At December 31, 2013, our total indebtedness was $15.3 billion. Our interest expense for the year ended December 31, 2013 was $1.11 billion, which included $46.0 million of non-cash interest expense. We also expect to make significant capital expenditures in 2014 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At December 31, 2013, cash and cash equivalents were $247.8 million. In addition, we had $487.0 million of borrowing capacity (net of $13.0 million of letters of credit outstanding) under our $500.0 million total senior secured revolving credit facility at December 31, 2013.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund our interest expense obligations ($1.27 billion and $1.11 billion in 2012 and 2013, respectively) and significant capital expenditures ($866.0 million and $600.8 million in 2012 and 2013, respectively). Additionally, we have been able to refinance significant portions of our debt at favorable rates and on favorable terms, as discussed in—Long-Term Debt—2013 Debt Transactions—2013 Intelsat Luxembourg Notes Offerings and Redemptions and—Long-Term Debt—2013 Debt Transactions—2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions. We also used insurance proceeds from satellite and launch failure total loss claims to redeem substantial amounts of debt, as discussed in—Long-Term Debt—2013 Debt Transactions—2013 Intelsat Luxembourg Notes Offerings and Redemptions.

Total capital expenditures are expected to range from $575 million to $650 million in 2014, $775 million to $850 million in 2015 and $625 million to $700 million in 2016. In addition, we expect to receive significant customer prepayments under our customer service contracts. Significant prepayments are currently expected to range from $75 million to $100 million in 2014 and from $50 million to $75 million in 2015. There are no significant prepayments under contract for 2016. Significant prepayments received in 2013 totaled $105 million.

However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. See Item 3D—Risk Factors—Risk Factors Relating to Our Business—We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

On April 23, 2013, we completed our IPO, receiving net proceeds of approximately $550 million after underwriting discounts and commissions. The net proceeds from the IPO were primarily used to redeem and prepay significant amounts of debt, as discussed above.

Following our IPO, we began paying a quarterly preferred dividend of approximately $0.719 per share to holders of our Series A Preferred Shares. See Item 5—Operating and Financial Review and Prospects—Preferred Stock Dividend for further information regarding the preferred dividend.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2012	2013
Net cash provided by operating activities	$915,897	$821,310	$716,892
Net cash used in investing activities	(840,431)	(783,601)	(134,061)
Net cash used in financing activities	(478,659)	(139,619)	(516,523)
Net change in cash and cash equivalents	(401,818)	(109,239)	60,305

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $104.4 million to $716.9 million for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The primary drivers of the year-over-year decrease in net cash provided by operating activities was higher cash outflows related to the timing of interest payments and lower customer prepayments received under our long-term service contracts in 2013 as compared to 2012. During the year ended December 31, 2013, cash flows from operating activities reflected a $49.9 million cash inflow related to deferred revenue for customer prepayments received under our long-term service contracts and a $16.3 million cash inflow due to the timing of cash collections on receivables, partially offset by a $202.5 million cash outflow related to accounts payable and accrued liabilities largely due to the timing of interest payments, and a $29.7 million cash outflow related to accrued retirement benefits, primarily due to employer contributions to our defined benefit retirement plan in 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $649.5 million to $134.1 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This decrease was primarily due to a cash inflow of $487.9 million of proceeds received from insurance claim settlements in the year ended December 31, 2013, as discussed in Note 9—Satellites and Other Property and Equipment included elsewhere in this Annual Report, and a $265.2 million decrease in capital expenditures in 2013 as compared to 2012.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $376.9 million to $516.5 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. During the year ended December 31, 2013, cash flows from financing activities primarily reflected $6.3 billion in proceeds received from the 2013 Intelsat Luxembourg and Intelsat Jackson Notes Offerings, as discussed in—Long-Term Debt—2013 Debt Transactions, $545.8 million of proceeds received from the IPO net of related stock issuance costs, $6.9 billion in repayments of long-term debt and the associated $311.2 million of payment of premiums on early extinguishment of debt, and $84.8 million of debt issuance costs.

Long-Term Debt

This section describes the changes to our long-term debt during the years ended December 31, 2011, 2012 and 2013. For detail regarding our outstanding long-term indebtedness as of December 31, 2013, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Senior Secured Credit Facilities

Intelsat Jackson Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson, our wholly-owned subsidiary, entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2013, Intelsat Jackson had $487.0 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or ABR plus 2.00%

On November 27, 2013, Intelsat Jackson entered into the Second Jackson Credit Agreement Amendment, which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are LIBOR plus 2.75%, or ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by Intelsat Luxembourg, the direct parent of Intelsat Jackson, pursuant to the Intelsat Jackson Secured Credit Agreement and by certain of Intelsat Jackson’s subsidiaries pursuant to a Guarantee dated as of January 12, 2011. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat

Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.40 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.93 to 1.00 as of December 31, 2013. In the event we were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, we would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

New Dawn Equity Purchase and Repayment of Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement with an eight-year maturity that consisted of senior and mezzanine term loan facilities. Subsequent to the April 2011 launch of the IS-28 satellite, which experienced an anomaly resulting in the failure to deploy the C-band antenna reflector, the New Dawn joint venture filed a partial loss claim with its insurer. The claim was finalized and total insurance recoveries of $118.0 million were received. In July 2012, a payment of $112.2 million was made to prepay a portion of New Dawn’s outstanding borrowings under its credit facilities. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $3.1 million during the third quarter of 2012, associated with the write-off of unamortized debt issuance costs.

On October 5, 2012, in conjunction with the New Dawn Equity Purchase (see Note 10(b)—Investments—New Dawn) we repaid the remaining $82.6 million outstanding under New Dawn’s credit facilities and designated the New Dawn entities as restricted subsidiaries for purposes of applicable indentures and credit agreements of ours and our subsidiaries. In connection with this repayment, we recognized a loss on early extinguishment of debt of $2.7 million in the fourth quarter of 2012, associated with the write-off of unamortized debt issuance costs.

2013 Debt Transactions

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of the 2018 Luxembourg Notes, $2.0 billion aggregate principal amount of the 2021 Luxembourg Notes and $1.0 billion aggregate principal amount of the 2023 Luxembourg Notes. The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 2017 PIK Notes and $754.8 million aggregate principal amount of Intelsat Luxembourg’s outstanding 2017 Senior Notes.

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On April 12, 2012, we obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the Intelsat Investments Notes on or immediately prior to their maturity date, in the event that Intelsat Investments did not otherwise refinance or retire the Intelsat Investments Notes. These term loans would have had a maturity of two years from funding, and the funding thereof was subject to various terms and conditions. On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments Notes using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, the agreements to provide unsecured term loan commitments were terminated. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under the New Senior Unsecured Credit Facility. The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of the 2023 Jackson Notes and $635.0 million aggregate principal amount of the 2022 Jackson Notes. The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Facility. The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2012 Debt Transactions

2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7  1⁄4% Senior Notes due 2020 (the “2020 Jackson Notes”). Intelsat Jackson had previously issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes on September 30, 2010. The net proceeds from the April 2012 offering were used by Intelsat Jackson to repurchase or redeem all of the $701.9 million aggregate principal amount of Intelsat Jackson’s outstanding 9  1⁄2% Senior Notes due 2016 and $445.0 million aggregate principal amount of Intelsat Jackson’s 11  1⁄4% Senior Notes due 2016 (the “2016 Jackson 11  1⁄4% Notes”). In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $43.4 million during the second quarter of 2012, consisting of the difference between the carrying value of the aggregate debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium and debt issuance costs.

On October 3, 2012, Intelsat Jackson completed an offering of $640.0 million aggregate principal amount of its 2022 Jackson Notes. The net proceeds from the October 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its remaining outstanding $603.2 million principal amount of 2016 Jackson 11  1⁄4% Notes. In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $24.3 million in the fourth quarter of 2012, consisting of the difference between the carrying value of the debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium.

2011 Debt Transactions

2011 Reorganization and 2011 Secured Loan Refinancing

On January 12, 2011, certain of our subsidiaries completed the 2011 Reorganization. Also on January 12, 2011, Intelsat Jackson entered into the Intelsat Jackson Secured Credit Agreement as discussed above, and borrowed $3.25 billion under the term loan facility. Part of the net proceeds of the term loan, amounting to $2.4 billion, were contributed or loaned to Intelsat Corp, which used such funds to repay all existing indebtedness under Intelsat Corp’s senior secured credit facilities and to redeem Intelsat Corp’s 9  1⁄4% Senior Notes due 2016. Separately, Intelsat Corp also redeemed the Intelsat Corp 9 1⁄4% Senior Notes due 2014 and the Intelsat Corp 6 7⁄8% Senior Secured Debentures due 2028. In addition, Intelsat Jackson contributed approximately $330.2 million of the net proceeds of the new term loan to Intelsat Sub Holdco to repay all existing indebtedness under Intelsat Sub Holdco’s senior secured credit facilities. The entry into the Intelsat Jackson Secured Credit Agreement, the repayment of the existing indebtedness of Intelsat Corp and the repayment of all the secured existing indebtedness of Intelsat Sub Holdco are referred to collectively as the “2011 Secured Loan Refinancing”. In connection with the 2011 Secured Loan Refinancing, certain of our interest rate swaps were assigned by Intelsat Sub Holdco and Intelsat Corp to Intelsat Jackson, and are now secured by a first priority security interest in the collateral that also secures obligations under the Intelsat Jackson Secured Credit Agreement.

2011 Notes Redemptions

On March 18, 2011, Intelsat S.A. redeemed all of the $485.8 million aggregate principal amount outstanding of its 7  5⁄8% Senior Notes due 2012 (the “2012 Intelsat S.A. Notes”). Additionally, on March 18, 2011, Intelsat Sub Holdco redeemed $225.0 million aggregate principal amount outstanding of its 8 1⁄2% Senior Notes due 2013 (the “2013 Sub Holdco Notes”). On April 8, 2011, Intermediate Holdco redeemed all of the $4.5 million aggregate principal amount outstanding of its 9  1⁄4% Senior Discount Notes due 2015. We refer to these transactions collectively as the “2011 Notes Redemptions.”

2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes (the “2011 Intelsat Jackson Notes Offering”), consisting of $1.5 billion aggregate principal amount of 7  1⁄4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of 7  1⁄2% Senior Notes due 2021 (collectively, the “New Jackson Notes”). The net proceeds from the sale of the New Jackson Notes were primarily used to repurchase all of the following notes in tender offers launched on March 21, 2011 and completed on April 15, 2011, and to subsequently redeem the remaining outstanding amounts of such notes on May 5, 2011:

•	$481.0 million aggregate principal amount outstanding of the Intermediate Holdco 9 1⁄2% Senior Discount Notes due 2015;

•	$625.3 million aggregate principal amount outstanding of the 2013 Sub Holdco Notes, after giving effect to the March 2011 partial redemption of the 2013 Sub Holdco Notes, as discussed above;

•	$681.0 million aggregate principal amount outstanding of the Intelsat Sub Holdco 8 7⁄8% Senior Notes due 2015;

•	$400.0 million aggregate principal amount outstanding of the 2015 Sub Holdco Notes, Series B;

•	$55.0 million aggregate principal amount outstanding of the Intelsat Jackson 9 1⁄4% Senior Notes due 2016; and

•	$284.6 million aggregate principal amount outstanding of the Intelsat Jackson 11 1⁄2% Senior Notes due 2016.

As a result, all of the above series of notes were paid off in full and no third party debt remained outstanding at Intermediate Holdco and Intelsat Sub Holdco as of May 5, 2011. Additionally, in connection with the above transactions, we recognized a loss on early extinguishment of debt of $158.0 million during the second quarter of 2011, which consists of the difference between the carrying value of the debt repaid or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discounts and debt issuance costs.

Horizons Holdings Debt

On September 30, 2011, we began consolidating Horizons Holdings within our results. Horizons Holdings had a debt balance of $73.3 million which is included in long-term debt on our consolidated balance sheet at December 31, 2011. Horizons Holdings incurred the debt pursuant to a loan agreement with JSAT in August 2005 whereby JSAT loaned Horizon Holdings funds for the construction of the Horizons-2 satellite.

Satellite Performance Incentives

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is accreted as interest expense based on the passage of time and reduced as the payments are made. Our total satellite performance incentive payment liability as of December 31, 2012 and 2013 was $194.1 million and $176.6 million, respectively.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. The following table compares our satellite-related capital expenditures to total capital expenditures from 2009 through 2013 (in thousands).

	Satellite-Related	Total Capital
Year	Capital Expenditures	Expenditures

2009	$887,595	$943,133
2010	915,184	982,127
2011	792,760	844,688
2012	793,451	866,016
2013	542,942	600,792

Total	$3,931,932	$4,236,756

Our capital expenditure guidance for the periods 2014 through 2016 (the “Guidance Period”) forecasts capital expenditures during those periods for nine satellites. We expect to launch five satellites during the Guidance Period, one of which is expected to be launched in the third quarter of 2014. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at year end 2013. We expect our capital expenditures to range from $575 million to $650 million in 2014. For 2015, we anticipate capital expenditures to range from $775 million to $850 million. For 2016, we anticipate capital expenditures to range from $625 million to $700 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We contract for these prepayments in an effort to balance our growth and delevering objectives, and our prepayment guidance reflects only amounts currently contractually committed. Significant prepayments received in 2013 totaled $105 million, consistent with previous guidance of $100 million to $125 million. Significant prepayments are currently expected to range from $75 million to $100 million in 2014 and from $50 million to $75 million in 2015. There are no significant prepayments under contract for 2016. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are generally adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2011, 2012 and 2013, our Brazilian customers represented approximately 3.7%, 4.4% and 4.6% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

We recorded a foreign currency exchange gain of $1.4 million and losses of $7.3 million and $6.0 million for the years ended December 31, 2011, 2012 and 2013, respectively. The gain or loss in each year was primarily attributable to the conversion of our Brazilian reais cash balances held in Brazil, and was net of other working capital account balances translated into U.S. dollars at the exchange rates in effect on the last day of the applicable year or, with respect to exchange transactions effected during the year, at the time the exchange transactions occurred.

C.	Research and Development, Patents and Licenses, Etc.

We do not conduct any independent research and development activities. A few isolated patent initiatives have been conducted for the innovation efforts of the Company. In addition, Intelsat personnel regularly engage in activities that are intended to result in new or improved functions, performance, or quality related to our network, teleports and satellites.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. See Item 5— Operating and Financial Review and Prospects for further discussion.

E.	Off-Balance Sheet Arrangements

We have a revenue sharing agreement with JSAT related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning early in 2012 (the date that the Horizons-2 satellite was relocated to 85°E). (See Note 10(a)—Investments—Horizons Holdings). This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. We assess this guarantee on a quarterly basis, and in the year ended December 31, 2013 we recorded an expense of $9.0 million related to the guarantee, in addition to $5.6 million previously accrued in 2012. We paid $5.5 million, (before applicable fees and commissions) under the guarantee in the year ended December 31, 2013. At December 31, 2013, the remaining off-balance sheet guarantee commitment is $7.7 million.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and capital and certain other commitments as of December 31, 2013, and the expected year of payment (in thousands):

	Payments due by year
Contractual Obligations (1)	2014	2015	2016	2017	2018	2019 and thereafter	Other	Total
Long-Term debt obligations
Intelsat S.A. and subsidiary notes and credit facilities—principal payment	$24,418	$—	$—	$—	$500,000	$14,720,000	$—	$15,244,418
Intelsat S.A. and subsidiary notes and credit facilities—interest payment (2)	981,456	981,164	981,346	980,135	962,268	2,330,531	—	7,216,900
Operating lease obligations (3)	8,968	14,698	14,870	13,688	13,287	148,158	—	213,669
Sublease rental income	(418)	(369)	(299)	(14)	(20)	(210)	—	(1,330)
Purchase obligations (4)	521,865	473,992	432,501	340,793	215,830	254,267	—	2,239,248
Other long-term liabilities (including interest) (5)	37,834	28,880	26,730	25,089	20,899	124,445	—	263,877
Income tax contingencies (6)	—	—	—	—	—	—	65,111	65,111

Total contractual obligations	$1,574,123	$1,498,365	$1,455,148	$1,359,691	$1,712,264	$17,577,191	$65,111	$25,241,893

(1)	Obligations related to our pension and postretirement medical benefit obligations are excluded from the table. We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we completed our annual valuation. During the year ended December 31, 2013, we made a cash contribution to the defined benefit retirement plan of $32.0 million. We anticipate that our contributions to the defined benefit retirement plan in 2014 will be approximately $27.6 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2014 will be approximately $4.4 million. See Note 7—Retirement Plans and Other Retiree Benefits to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Represents estimated interest payments to be made on our fixed and variable rate debt and fees owed in connection with our senior secured credit facilities and letters of credit. All interest payments assume that principal payments are made as originally scheduled. Interest payments for variable rate debt and incentive obligations have been estimated based on the current interest rates.
(3)	Includes commitments relating to our New U.S. Administrative Headquarters. The obligation and timing of these lease payments are contingent upon the completion of the building and office space. Further, if the building and office space is not complete by the appointed time in 2014, we will continue to lease space at the U.S. Administrative Headquarters Property in Washington D.C. See–Operating Leases for further discussion.
(4)	Includes satellite construction and launch contracts, estimated payments to be made on performance incentive obligations related to certain satellites that are currently under construction, vendor contracts and customer commitments.
(5)	Represents satellite performance incentive obligations related to satellites that are in service (and interest thereon). Also, excludes future commitments related to our interest rate swaps.
(6)	The timing of future cash flows from income tax contingencies cannot be reasonably estimated and therefore are reflected in the Other column. See Note 14—Income Taxes to our consolidated financial statements included elsewhere in this Annual Report for further discussion of income tax contingencies.

Satellite Construction and Launch Obligations

As of December 31, 2013, we had approximately $2.1 billion of expenditures remaining under our existing satellite construction contracts and satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2013, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites for details relating to certain of our satellite construction and launch contracts.

Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities. These leases contain escalation provisions for increases. As of December 31, 2013, minimum annual rentals of all leases (net of sublease income on leased facilities), totaled approximately $212.3 million, exclusive of potential increases in real estate taxes, operating assessments and future sublease income.

In October 2012, we completed the sale of our U.S. Administrative Headquarters Property, and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property, to the purchaser for a price of $85.0 million in cash. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. In November 2012, we also entered into an agreement to lease space in a building under construction in McLean, Virginia, beginning in mid-2014, for our new permanent U.S. administrative headquarters and primary satellite operations center. In December 2013, we signed an amendment to the lease that will allow the relocation of our Intelsat General Corporation office to the same facility in 2014. See Item 4D—Property, Plants and Equipment for further discussion.

Customer and Vendor Contracts

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily related to the operation of certain of our satellites. As of December 31, 2013, we had commitments under these customer and vendor contracts which totaled approximately $171.3 million related to the provision of equipment, services and other support.

G.	Safe Harbor

See the section entitled “Forward-looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our current executive officers and directors are as follows:

Name	Age	Position
David McGlade	53	Director, Chairman and Chief Executive Officer, Intelsat S.A.
Stephen Spengler	54	President and Chief Commercial Officer, Intelsat Corporation
Michael McDonnell	50	Executive Vice President and Chief Financial Officer, Intelsat S.A.
Michelle Bryan	57	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, Intelsat S.A.
Thierry Guillemin	54	Executive Vice President and Chief Technical Officer, Intelsat Corporation
Linda Bartlett	55	Senior Vice President and Controller, Intelsat Corporation
Justin Bateman	40	Director, Intelsat S.A.
John Diercksen	64	Director, Intelsat S.A.
Egon Durban	40	Director, Intelsat S.A.
Edward A. Kangas	69	Director, Intelsat S.A.
Simon Patterson	40	Director, Intelsat S.A.
Raymond Svider	51	Director, Intelsat S.A.
Denis Villafranca	41	Director, Intelsat S.A.

The following is a brief biography of each of our executive officers and directors:

Mr. McGlade became the Chief Executive Officer and Chairman of the board of directors of Intelsat S.A. in April 2013 and served as Chief Executive Officer and Deputy Chairman of the board of directors of Intelsat S.A. from July 2011 to April 2013. Mr. McGlade had been the Chief Executive Officer of Intelsat Investments S.A. from April 2005 and was Deputy Chairman of the board of directors of Intelsat Investments S.A. from August 2008 until May 2013. Prior to that, Mr. McGlade was the Chief Executive Officer of O2 UK, the largest subsidiary of O2 plc and a leading U.K. cellular telephone company, a position he took in October 2000. He was also an Executive Director of O2 plc. During his tenure at O2 UK and O2, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade is currently a director of Skyworks Solutions, Inc. Mr. McGlade holds a Bachelor of Arts degree from Rutgers University. Mr. McGlade’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Spengler became the President and Chief Commercial Officer of Intelsat Corporation in March 2013. Prior to that, Mr. Spengler served as Executive Vice President Sales, Marketing and Strategy of Intelsat Corporation since February 2008. From July 2006 to February 2008, he served as Intelsat Corporation’s Senior Vice President, Europe, Middle East, Africa & Asia Pacific Sales. From February 2006 to July 2006, Mr. Spengler served as Acting Senior Vice President Sales & Marketing of Intelsat Global Service Corporation, leading Intelsat S.A.’s global marketing and sales organizations immediately prior to the acquisition of PanAmSat Corporation. From July 2003 to February 2006, he served as Vice President, Sales, Network Services & Telecom of Intelsat Global Service Corporation. Before joining Intelsat, Mr. Spengler held various positions in the telecommunications industry, including Senior Vice President of Global Sales, Broadband Access Networks, at Cirronet, Inc., Vice President for Sales and Marketing at ViaSat Satellite Networks, Regional Sales Director for Satellite Networks in Europe, Middle East and Africa for Scientific-Atlanta Europe based in London, and sales and marketing positions at GTE Spacenet and GTE Corporation. Mr. Spengler received his Bachelor of Arts degree from Dickinson College in Carlisle, Pennsylvania, and his Master’s in Business Administration from Boston University in Massachusetts. Mr. Spengler’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Mr. McDonnell became the Executive Vice President and Chief Financial Officer of Intelsat S.A. in July 2011. Mr. McDonnell was the Executive Vice President and Chief Financial Officer of Intelsat Investments S.A. from November 2008 to May 2013. He was previously Executive Vice President, Chief Financial Officer and Treasurer of MCG Capital Corporation, a publicly-held commercial finance company, from September 2004 and its Chief Operating Officer from August 2006 through October 2008. From August 2000 to August 2004, Mr. McDonnell was employed by direct-to-home satellite television operator, EchoStar Communications Corporation (f/k/a DISH Network Corporation), where he served as Executive Vice President and Chief Financial Officer from July 2004 to August 2004 and as Senior Vice President and Chief Financial Officer from August 2000 to July 2004. Prior to joining EchoStar, from 1986 to 2000 Mr. McDonnell was employed by PricewaterhouseCoopers LLP, where he was a partner from 1996. He also served on the board of directors of Catalyst Health Solutions, Inc., a pharmacy benefit management company, from 2005 to 2012. Mr. McDonnell has a Bachelor of Science degree in accounting from Georgetown University. Mr. McDonnell’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Ms. Bryan became the Executive Vice President, General Counsel and Chief Administrative Officer and Secretary of Intelsat S.A. in March 2013. Prior to that Ms. Bryan served as Senior Vice President, Human Resources and Corporate Services of Intelsat Corporation since January of 2007. Prior to joining Intelsat, Ms. Bryan served as interim General Counsel and Corporate Secretary for Laidlaw International, and prior to that held a number of executive positions with US Airways Group, Inc. including Executive Vice President, Corporate Affairs and General Counsel and Corporate Secretary as well as Senior Vice President Human Resources. Ms. Bryan earned a Bachelor of Arts degree from the University of Rochester and a Juris Doctor from Georgetown University. Ms. Bryan’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Guillemin became the Executive Vice President and Chief Technical Officer of Intelsat Corporation in March 2013. Prior to that Mr. Guillemin served as Senior Vice President and Chief Technical Officer of Intelsat Corporation since February 2008, with responsibility for customer operations, space systems management and planning, and satellite operations. From July 2006 to February 2008, he served as Intelsat Corporation’s Vice President of Satellite Operations & Engineering, in which role he was responsible for the service availability of Intelsat’s entire in-orbit fleet of satellites (combined with PanAmSat’s). From July 2005 to July 2006, Mr. Guillemin served as Vice President of Satellite Engineering & Program Management of Intelsat Global Service Corporation, and from January 2003 to July 2005, he served as Senior Director of Satellite Operations. He has over 30 years’ experience in the satellite industry, in disciplines including spacecraft development, launch and operations. Mr. Guillemin earned a Master’s Degree in Space Engineering from the École Nationale Superieure de l’Aeronautique et de l’Espace in Toulouse, France. Mr. Guillemin’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Ms. Bartlett became the Senior Vice President and Controller of Intelsat Corporation in January 2011. Prior to joining Intelsat, Ms. Bartlett served as Executive Vice President, Global Finance/Chief Financial Officer of the International Lodging Division of Marriott International, Inc. from 2004. She was employed by Marriott in various finance, accounting and business development roles from 1989 to 1993 and 1994 to 2010, and was first appointed as Executive Vice President in 2002. She began her career at Coopers and Lybrand where she served as a practicing CPA. Ms. Bartlett holds a Bachelor’s degree in Accounting and a Master’s degree in Finance from Loyola University Maryland. Ms. Bartlett’s business address is 3400 International Drive N.W., Washington, D.C. 20008, United States.

Mr. Bateman became a director of Intelsat S.A. in July 2011. Mr. Bateman was a director of Intelsat Investments S.A. from August 2008 to May 2013. Mr. Bateman is a Senior Partner of BC Partners based in its New York office, the investment arm of which he co-established in early 2008. He initially joined BC Partners’ London office in 2000 from PricewaterhouseCoopers, where he spent three years in Transaction Services working on due diligence projects for both financial investors and corporate clients. In 2002/2003 he left BC Partners to complete his MBA at INSEAD before rejoining its London office. Mr. Bateman serves on the board of MultiPlan, Inc. and Cequel Corporation. He has a degree in economics from the University of Cambridge in the UK. Mr. Bateman’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Durban became a director of Intelsat S.A. in July 2011. Mr. Durban was a director of Intelsat Investments S.A from February 2008 to May 2013. Mr. Durban is a Managing Partner and Managing Director of Silver Lake. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park and New York offices and set-up and oversaw the firm’s London office from 2005 to 2010. Mr. Durban serves on the board of directors of NXP Semiconductors N.V., MultiPlan, Inc. and on the Executive Committee of William Morris Endeavor Entertainment, LLC. Previously, he served on the board of Skype Global S.à r.l. and was the Chairman of its Operating Committee. Earlier, Mr. Durban worked in Morgan Stanley’s Corporate Finance Technology and Equity Capital Markets Group. Mr. Durban graduated from Georgetown University with a B.S. in Finance. Mr. Durban’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Diercksen became a director of Intelsat S.A. in September 2013. Mr. Diercksen retired from Verizon Communications as an executive vice president in September 2013, with responsibility for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures. At Verizon, he previously held the position of executive vice president, strategy, development and planning and was instrumental in forging Verizon’s strategy of technology investment, including repositioning its assets through the acquisition of spectrum. Earlier in his career, Mr. Diercksen held a number of senior financial and leadership positions at Verizon, Bell Atlantic, and NYNEX, among others. Mr. Diercksen also serves on the boards of Harman International Industries and Popular, Inc. Mr. Diercksen holds an MBA from Pace University and a Bachelor of Business Administration in finance from Iona College. Mr. Diercksen’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Kangas became a director of Intelsat S.A. in July 2012. Mr. Kangas has served as Non-Executive Chairman of Tenet Healthcare Corporation since 2003. Mr. Kangas also serves as the Lead Director on the board of directors of EGS Group, and serves as a member of the board of directors of Hovnanian Enterprises, Inc., Intuit Inc., MultiPlan, Inc. and United Technologies Corporation. Mr. Kangas formerly served as Chairman of the board of directors of Oncology Therapeutics Network, and as a director of Allscripts Healthcare Solutions, Inc., Eclipsys Corp. and Electronic Data Systems Corp. Mr. Kangas previously served as Global Chairman and Chief Executive Officer of Deloitte, Touche, Tohmatsu from 1989 to 2000. He also served as the managing partner of Deloitte & Touche (USA) from 1989 to 1994. Mr. Kangas holds a bachelor’s degree in business and an MBA from the University of Kansas and is a Certified Public Accountant. Mr. Kangas also qualifies as an audit committee financial expert. Mr. Kangas’ business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Patterson became a director of Intelsat S.A. in March 2013. Mr. Patterson previously was a director of Intelsat S.A. from January 2012 to May 2012 and was a director of Intelsat Investments S.A. from January 2012 to May 2013. Mr. Patterson is a Managing Director of Silver Lake having joined in 2005. Mr. Patterson previously worked at GF-X, the Financial Times Group and McKinsey & Company. Mr. Patterson also serves on the board of directors of Gerson Lehrman Group, Inc. and MultiPlan, Inc. Previously, he served on the board of Skype Global S.à r.l. Mr. Patterson holds an M.A. from King’s College, Cambridge University and an M.B.A. from the Stanford University Graduate School of Business. Mr. Patterson’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Svider became a director of Intelsat S.A. in July 2011. Prior to April 2013 Mr. Svider also served as Chairman of the board of directors. Mr. Svider was a director of Intelsat Investments S.A. from February 2008 to May 2013 and became the Chairman of the board of directors of Intelsat S.A. in May 2008 to May 2013. Mr. Svider has been Co-Chairman of BC Partners since December 2008 and has been a Managing Partner of BC Partners, since 2003. He joined BC Partners in 1992 in Paris before moving to London in 2000 to lead its investments in the technology and telecommunications industries. Over the years, Mr. Svider has participated in or led a variety of investments including Tubesca, Nutreco, UTL, Neopost, Polyconcept, Neuf Telecom, Unity Media/Tele Columbus, Office Depot Inc., ATI Enterprises, MultiPlan, Inc., Suddenlink Communications and Hamilton Sundstrand Industrials. He is currently on the board of Suddenlink Communications and MultiPlan, Inc., Cequel Corporation and Silver II Acquisition S.à r.l. Prior to joining BC Partners, Mr. Svider worked in investment banking at Wasserstein Perella in New York and Paris, and at the Boston Consulting Group in Chicago. Mr. Svider holds a Master of Business Administration from the University of Chicago and a Master of Science in Engineering from both École Polytechnique and École Nationale Superieure des Telecommunications in France. Mr. Svider’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Villafranca became a director of Intelsat S.A. in July 2011. Mr. Villafranca was a director of Intelsat Investments S.A. from August 2010 to May 2013. Mr. Villafranca joined BC Partners in 1999, where he is a Senior Partner. He previously worked for Bain & Company in Paris as a management consultant specializing in M&A advisory, corporate strategy and operational improvements. Mr. Villafranca is a graduate in business administration from the École des Hautes Études Commerciales (HEC) in Paris. He also holds an MBA from Harvard Business School. Mr. Villafranca’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

B.	Compensation of Executive Officers and Directors

This section sets forth (i) the compensation and benefits provided to our executive officers and directors for 2013, (ii) a brief description of the bonus program in which our executive officers participated in 2013, (iii) the total amounts set aside or accrued in 2013 for pension, retirement and similar benefits for our executive officers, and (iv) the number, exercise price and expiration date of share option grants made during 2013.

2013 Compensation

For 2013, our executive officers received total compensation, including base salary, bonus, non-equity incentive compensation, contributions to the executive officer’s account under our 401(k) plans and other retirement plans and certain perquisites, equal to $13,493,058 in the aggregate.

Annual Cash Bonuses

In April 2013 our board of directors adopted, and our shareholders approved, a new Bonus Plan, which became effective immediately prior to the consummation of the IPO (the “Bonus Plan”). The Bonus Plan provides that certain of our and our subsidiaries’ employees, including the executive officers, may be awarded cash bonuses based on the attainment of specific performance goals and business criteria established by our board of directors for participants in the Bonus Plan. The goals and criteria for the 2013 fiscal year included certain revenue, contracted backlog, and adjusted EBITDA targets, all as defined by the compensation committee. Bonus targets are determined based upon the executive officer’s level in the Company. For those executive officers with employment agreements, the bonus target percentages are set forth in the agreement. Awards for the subject year are determined based upon completion of the audited consolidated financial statements for that year. The Bonus Plan is a discretionary plan and the compensation committee retains the right to award compensation absent the attainment of performance criteria.

The Bonus Plan enables the compensation committee to grant bonuses that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the payout of the bonus on the satisfaction of certain performance goals (which are selected from the same list of performance goals applicable under our 2013 Equity Plan (see “—2013 Equity Incentive Plan” below)). In addition, the Bonus Plan also provides that, except to the extent otherwise provided in an award agreement, or any applicable employment, change in control, severance or other agreement between a participant and the Company, in the event of a change in control (as defined in our 2013 Equity Plan), the compensation committee may provide that all or a portion of any such bonus award will become fully vested based on (i) actual performance through the date of the change in control as determined by the compensation committee or (ii) if the compensation committee determines that measurements of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the compensation committee. All awards previously deferred will be settled in full on or as soon as practicable following the change in control.

Pension, Retirement and Similar Benefits

Our executive officers participate in a 401(k) plan on generally the same terms as our other employees. Our executive officers also participate in the Intelsat Excess Benefit Plan, a nonqualified retirement plan under which our executive officers and certain key employees receive additional contributions. Under the terms of his employment agreement, Mr. McGlade is provided with certain retiree medical benefits that are not otherwise provided to participants under the terms of our medical plan. Additionally, for U.S.-based employees hired prior to July 19, 2001, we maintain the Intelsat Staff Retirement Plan, which is a tax-qualified defined benefit pension plan. Mr. Guillemin is the only executive officer eligible to participate in this plan. The benefits under the plan are calculated based upon a set of formulae that take into account the participant’s hire date, years of service and average compensation. The aggregate amount of the employer contributions to the 401(k) plans and the Intelsat Excess Benefit Plan for our executive officers during 2013, the actuarial present value of accumulated benefits under the Inleast Staff Retirement Plan for Mr. Guillemin and the total present value, grossed-up for taxes, of Mr. McGlade’s post retirement medical benefits is $984,970.

Employment Agreements and Severance Protection

We have entered into employment agreements with Messrs. McGlade, McDonnell, Spengler and Guillemin and Ms. Bryan. Among other things, the employment agreements provide for minimum base salary, bonus eligibility and severance protection in the event of involuntary terminations of employment. Specifically, under the employment agreements, if the executive officer’s employment is terminated by us without cause or if the officer resigns for good reason (in either case as defined in the executive officer’s respective employment agreement), then, subject to the executive officer’s execution of a release of claims and compliance with certain restrictive covenants, the executive officer will be paid a severance amount on the sixtieth day after such termination of employment equal to the product of (x) the sum of the executive officer’s annual base salary and basic annual bonus as in effect on the date of such termination of employment, multiplied by (y) a severance multiplier equal to 2.0 in the case of Mr. McGlade, and 1.5 in the case of Messrs. McDonnell, Spengler and Guillemin and Ms. Bryan. In addition, the executive officer will be paid a prorated target bonus for the year of the officer’s termination of employment based on actual results and the portion of the fiscal year the executive officer was employed. The employment agreements for Messrs. McGlade and McDonnell further provide that, in the event a “golden parachute” excise tax under Section 4999 of the Code is imposed on any compensation or benefits received in connection with a change of control, and our shares are readily tradable on an established securities market or otherwise at such time, the executive officer will be entitled to an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

Our other executive officers are eligible to receive severance benefits under our severance plan, subject to his or her execution of a release of claims and certain restrictive covenants.

Director Compensation

We provide non-executive members of the board with compensation (including equity based compensation) for their service on the board and any committees of the board. Effective May 2012, our directors adopted a director compensation policy applicable to each director (an “outside director”) who is neither our employee or nominated by any entity that (i) receives a management or monitoring fee from the Company or any subsidiary or (ii) beneficially owns or is part of a group that beneficially owns at least fifty percent (50%) of voting shares of the Company. The director compensation policy provides that each outside director will receive an annual board cash retainer of $75,000 (the “basic cash retainer”). The chairperson of the Audit Committee will receive an annual cash retainer of $20,000 and each other member of the Audit Committee shall receive an annual cash retainer of $10,000, as long as such chairperson or other member is an outside director. The chairperson of the Compensation Committee shall receive an annual cash retainer of $15,000 and each other member of the Compensation Committee shall receive an annual cash retainer of $7,500, so long as such chairperson or other member is an outside director. At such time as our board of directors has a Nominating and Corporate Governance Committee, the chairperson of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $10,000 and each other member of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $5,000, so long as such chairperson or other member is an outside director. In addition, each outside director receives an annual restricted share unit award (pursuant to the 2013 Equity Plan) with a grant date value of approximately $125,000 that vests on the first anniversary of the date of grant, subject to continued service on the board of directors on such vesting date, and subject to such other terms and conditions as established by the board of directors from time to time.

Each outside director may elect to receive any of the foregoing cash retainers in the form of fully vested restricted share unit awards with a grant date value equal to the amount of such cash retainer, subject to such terms and conditions as established by the board of directors from time to time. An outside director may elect to assign his or her interest in (or enter into a mutually acceptable arrangement with the Company with respect to the delivery of) the foregoing items to any entity shareholder that nominates such outside director for election to the board of directors and, in such case, the Company shall pay cash in lieu of equity awards in an amount equal to the grant date value of such awards.

Other than the severance protection provided under Mr. McGlade’s employment agreement, described above, no directors are party to service contracts with the Company providing for benefits upon termination of employment or service.

Prior to our IPO, non-executive members of the board were entitled to reimbursements for travel and other out-of-pocket expenses related to their board service pursuant to the 2008 MFA. For more information regarding the 2008 MFA, see Item 7B—Related Party Transactions—Certain Related Party Transactions—Monitoring Fee Agreement and Transaction Fees.

In connection with our IPO, we entered into a governance agreement (the “Governance Agreement”) with the shareholder affiliated with BC Partners (the “BC Shareholder”), the shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”), under the terms of which we have also agreed to reimburse directors nominated by the Governance Shareholders for travel and other expenses related to their board service.

Equity Grants issued during 2013

In 2013, we granted a total of 2,336,965 share options, 25,045 restricted shares and 913,390 restricted share units to our executive officers as a group pursuant to the 2008 Equity Plan and the 2013 Equity Plan (—see Equity Compensation Plans below). The share options entitle the executive officers as a group to purchase up to 2,016,575 common shares at an exercise price of $18.00 per share and 320,390 common shares at an exercise price of $27.00 per share. The options with an exercise price of $27.00 expire on the tenth anniversary of the date of grant. The options with an exercise price of $18.00 expire on February 4, 2018.

Equity Compensation Plans

2008 Share Incentive Plan

On May 6, 2009, the board of directors of Intelsat Global S.A. adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Equity Plan”). Intelsat S.A. adopted the 2008 Equity Plan by an amendment effective as of March 30, 2012. The 2008 Equity Plan provides for a variety of equity-based awards with respect to our common shares, including non-qualified share options, incentive share options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted share awards, restricted share unit awards, share appreciation rights, phantom share awards and performance-based awards.

In addition, in connection with the IPO each of our executive officers agreed to cancel a portion of their unvested performance options in exchange for grants of new stock options and restricted share units granted in the aggregate to our executive officers under the 2013 Equity Incentive Plan.

Except for certain grants of restricted shares and stock options made immediately following the IPO, following the consummation of the IPO no new awards may be granted under the 2008 Equity Plan.

2013 Equity Incentive Plan

In connection with the IPO, we established the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). Any of our employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors), or any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of our subsidiaries or their respective affiliates, are eligible for awards under the 2013 Equity Plan. The compensation committee has the sole and complete authority to determine who is granted an award under the 2013 Equity Plan.

The 2013 Equity Plan provides for an aggregate of 10,000,000 of our common shares to be available for awards. No more than 10,000,000 of our common shares in the aggregate may be issued with respect to incentive stock options under the 2013 Equity Plan. No participant may be granted awards in any one calendar year with respect to more than 1,000,000 of our common shares in the aggregate (or the equivalent amount in cash, other securities or property).

Our common shares subject to awards are generally unavailable for future grant. In no event may we increase the number of our common shares that may be delivered pursuant to incentive stock options granted under the 2013 Equity Plan. If any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will not be available for grant under the 2013 Equity Plan. If any award granted under the 2013 Equity Plan expires, terminates, is canceled or forfeited without being settled or exercised, our common shares subject to such award will again be made available for future grant.

The compensation committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), or any combination of the foregoing. Awards may be granted under the 2013 Equity Plan and in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine.

C.	Board Practices

Board Leadership Structure

Our board of directors consists of eight directors. Our articles of incorporation provide that our board of directors shall consist of not less than three directors and not more than 20 directors. Under Luxembourg law, directors are appointed by the general meeting of shareholders for a period not exceeding six years or until a successor has been elected. Our board is divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their term expires. Messrs. Svider, Durban and Bateman are serving as Class I directors for a term expiring in 2014. Messrs. Villafranca and McGlade are serving as Class II directors for a term expiring in 2015. Messrs. Kangas, Patterson and Diercksen are serving as Class III directors for a term expiring in 2016. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. Mr. McGlade serves as the Chairman of our board of directors.

Audit Committee

Intelsat S.A. has an audit committee consisting of Messrs. Svider, Kangas and Diercksen. Pursuant to its charter and the authority delegated to it by the board of directors, the audit committee has sole authority for the engagement, compensation and oversight of our independent registered public accounting firm. In addition, the audit committee reviews the results and scope of the audit and other services provided by our independent registered public accounting firm and also reviews our accounting and control procedures and policies. The audit committee meets as often as it determines necessary but not less frequently than once every fiscal quarter. Our board of directors has determined that each member of the audit committee is an audit committee financial expert.

Compensation Committee

Intelsat S.A. has a compensation committee consisting of Messrs. Svider, Durban and Kangas. Mr. Kangas is independent, and the other members are not independent since they are associated with the Sponsors. Pursuant to its charter and the authority delegated to it by the board of directors, the compensation committee has responsibility for the approval and evaluation of all of our compensation plans, policies and programs as they affect Intelsat S.A.’s chief executive officer and other executive officers. The compensation committee meets as often as it determines necessary.

D.	Employees

As of December 31, 2013, we had 1,079 full-time regular employees. These employees consisted of:

•	477 employees in engineering, operations and related information systems;

•	291 employees in finance, legal, corporate information systems and other administrative functions;

•	211 employees in sales, marketing and strategy; and

•	100 employees in support of government sales and marketing.

We believe that our relations with our employees are good. None of our employees is represented by a union or covered by a collective bargaining agreement.

E.	Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our common shares by:

•	each person known by us to beneficially own 5% or more of our outstanding common shares;

•	each of our directors;

•	each executive officer, subject to permitted exceptions; and

•	all directors and executive officers as a group.

The percentage of beneficial ownership set forth below is based on approximately 106,087,433 common shares issued and outstanding as of February 15, 2014. All common shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is c/o Intelsat S.A., 4, rue Albert Borschette, L-1246 Luxembourg.

	Common Shares Beneficially
	Owned (1)
Name of Beneficial Owner:	Number	Percentage

Serafina S.A. (2) (12)	62,962,644	59.3%
Silver Lake Group, L.L.C. (3) (4) (12)	14,119,665	13.3%
SLP III Investment Holdings S.à r.l. (4) (12)	13,892,905	13.1%
Entities affiliated with Fidelity (5)	7,412,325	7.0%
David McGlade (6) (12)	3,590,190	3.3%
Stephen Spengler (7)	186,216	*
Michael McDonnell (8)	499,213	*
Michelle Bryan (9)	27,888	*
Thierry Guillemin (10)	60,588	*
Justin Bateman	—	*
John Diercksen	—	*
Egon Durban	—	*
Edward Kangas	—	*
Simon Patterson	—	*
Raymond Svider	—	*
Denis Villafranca	—	*
Directors and executive officers as a group (11) (13 persons)	4,401,769	4.0%

*	Represents beneficial ownership of less than one percent of shares outstanding.
(1)	The amounts and percentages of our common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	The common shares beneficially owned by Serafina S.A. are also beneficially owned by the limited partnerships comprising the fund commonly known as BC European Capital VIII, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. CIE Management II Limited is the general partner of, and has investment control over the shares beneficially owned by, each of the limited partnerships comprising the BC European Capital VIII fund that are domiciled in the United Kingdom, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. (collectively, the “CIE Funds”). CIE Management II Limited may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the CIE Funds. LMBO Europe SAS is the Geŕant of, and has investment control over the shares beneficially owned by, each of limited partnerships comprising the BC European Capital VIII fund that are domiciled in France (collectively, the “LMBO Funds”). LMBO Europe SAS may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the LMBO Funds. Because each of CIE Management II Limited and LMBO Europe SAS is managed by a board of directors, no individuals have ultimate voting or investment control (as determined by Rule 13d-3) over the shares that may be deemed beneficially owned by CIE Management II Limited or LMBO Europe SAS. The address of Serafina S.A. is 29, avenue de la Porte Neuve, L-2227 Luxembourg. The address of CIE Management II Limited and the CIE Funds is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands and the address of LMBO Europe SAS and the the LMBO Funds is 58-60 Avenue Kleber, Paris, France 75116.
(3)	The common shares beneficially owned include 226,760 common shares issuable upon conversion of the 100,000 Series A Preferred Shares held, assuming conversion at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share.
(4)	The common shares held of record by SLP III Investment Holding S.àr.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of each of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(5)	Based on the most recently available Schedule 13G filed with the SEC on February 14, 2014 by FMR LLC. Includes 7,401,400 common shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser; 3,525 common shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts; and 7,400 common shares beneficially owned by FIL Limited (“FIL”) in its capacity as an investment adviser and manager of non-U.S. investment companies and certain institutional investors. Fidelity is a wholly owned subsidiary of FMR LLC, a parent holding company. PGATC is an indirect wholly owned subsidiary of FMR LLC. FIL operates as an entity independent of FMR LLC. Edward C. Johnson 3d, Chairman of FMR LLC, and members of his family, directly or through trusts, own approximately 49% of the voting power of FMR LLC. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the voting power of FIL. According to the same Schedule 13G, FMR LLC and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other corporation. However, FMR LLC reports that it filed the Schedule 13G on a voluntary basis as if all of the shares were beneficially owned by FMR LLC and FIL on a joint basis. The address of FMR LLC and Fidelity is 245 Summer Street, Boston, Massachusetts 02210. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island, 02917. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(6)	Includes common shares held by The David P. McGlade 2009 GRAT dated May 12, 2009, The David P. McGlade 2010 GRAT dated August 24, 2010, The David P. McGlade 2011 GRAT dated August 25, 2011, McGlade Investments II, LLC and the David P. McGlade Declaration of Trust. Mr. McGlade exercises voting power over these common shares. Mr. McGlade also holds restricted share units and options entitling him to receive or purchase 1,986,737 common shares within sixty days of February 15, 2014. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(7)	Mr. Spengler exercises voting power over 118,282 common shares and holds restricted share units and options entitling him to receive or purchase 67,934 common shares within sixty days of February 15, 2014. A portion of these shares, restricted share units and options is subject to vesting and other restrictions. Mr. Spengler’s business address is 3400 International Drive, N.W., Washington, D.C. 20008.
(8)	Mr. McDonnell holds restricted share units and options entitling him to receive or purchase 457,509 common shares within sixty days of February 15, 2014. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(9)	Ms. Bryan holds restricted share units and options entitling her to receive or purchase 27,888 common shares within sixty days of February 15, 2014. A portion of these restricted share units and options is subject to vesting and other restrictions.
(10)	Mr. Guillemin exercises voting power over 21,211 common shares and holds restricted share units and options entitling him to receive or purchase 39,377 common shares within 60 days of February 15, 2014. A portion of these shares, restricted share units and options is subject to vesting and other restrictions. Mr. Guillemin’s business address is 3400 International Drive, N.W., Washington, D.C. 20008.

(11)	Directors and executive officers as a group exercise voting power over 1,786,264 common shares and hold restricted share units and options entitling them to receive or purchase 2,615,505 common shares within sixty days of February 15, 2014 under applicable vesting schedules.
(12)	Under the Governance Agreement, Serafina S.A. currently has the right to nominate four directors for election to our board of directors and SLP III Investment Holdings S.à r.l. currently has the right to nominate one director for election to our board of directors. The Governance Agreement also provides that a majority of the directors then in office (or, if the board has delegated such authority, the nomination or similar committee of the board) shall nominate the remaining directors for election to the board, one of whom shall be our chief executive officer, who is currently Mr. McGlade. Under the terms of the Governance Agreement, each of Serafina S.A., SLP III Investment Holdings S.à r.l. and David McGlade has agreed to vote all common shares held by such person or entity in favor of the directors nominated under the terms of the Governance Agreement and in furtherance of the removal of any directors by Serafina S.A. or SLP III Investment Holdings S.à r.l. under the terms of the Governance Agreement. As a result, Serafina S.A. and certain related parties named in footnote (2) above, SLP III Investment Holdings S.à r.l. and certain related parties named in footnote (4) above and David McGlade may be deemed to constitute a “group” that beneficially owns approximately 74.9% of our common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of Serafina S.A., SLP III Investment Holdings S.à r.l., their respective related parties and David McGlade disclaim beneficial ownership of any common shares held by the other parties to the Governance Agreement.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

See Item 6E—Share Ownership.

B.	Related Party Transactions

Governance Agreement

See Item 10.C Material Contracts — Governance Agreement.

Monitoring Fee Agreements and Transaction Fees

In connection with the closing of the Sponsors Acquisition Transactions, Intelsat Luxembourg, entered into the 2008 MFA with the 2008 MFA parties, pursuant to which the 2008 MFA parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg. Pursuant to the 2008 MFA, an annual fee equal to the greater of $6.25 million and 1.25% of adjusted EBITDA (as defined in the 2008 MFA) was paid to the 2008 MFA parties, and Intelsat Luxembourg reimbursed the 2008 MFA parties for their out-of-pocket expenses. Intelsat Luxembourg also agreed to indemnify the 2008 MFA parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the 2008 MFA and the engagement of the 2008 MFA parties pursuant to, and the performance by them of the services contemplated by, the 2008 MFA.

In connection with the IPO in April 2013, the 2008 MFA was terminated and we paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. The $39.1 million payment, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon consummation of the IPO, and are included within selling, general and administrative expenses in our consolidated statement of operations. We recorded expense for services associated with the 2008 MFA of $24.9 million and $25.1 million for the years ended December 31, 2011 and 2012, respectively. We recorded expense for services associated with, and including the termination of, the 2008 MFA of $64.2 million for the year ended December 31, 2013.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements are filed under this item, beginning on page F-1 of this Annual Report on Form 20-F. The financial statement schedules required under Regulation S-X are filed pursuant to Item 18 and Item 19 on Form 20-F.

Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Dividend Policy

We do not expect to pay dividends or other distributions on our common shares in the foreseeable future. Other than the payment of dividends on our Series A Preferred Shares, which are governed by the terms of the Series A Preferred Shares themselves, as set forth in our Articles of Incorporation, we currently intend to retain any future earnings for working capital and general corporate purposes, which could include the financing of operations or the repayment, redemption, retirement or repurchase in the open market of our indebtedness. Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of incorporation, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law. All of our common shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with our articles of incorporation or applicable law.

So long as any Series A Preferred Shares remain outstanding, no dividend or distribution may be declared or paid on our common shares and no common shares may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A Preferred Shares or a sufficient sum of cash or number of common shares has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common shares payable solely in common shares.

Under Luxembourg law, up to 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.

We are a holding company and have no material assets other than our indirect ownership of shares in our operating subsidiaries. If we were to pay a dividend or other distribution on our common shares at some point in the future, we would cause the operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends. Our subsidiaries’ ability to make distributions to us is restricted under certain of their debt and other agreements.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing Details

A.	Offering and Listing Details

Since our IPO on April 23, 2013, our common shares and Series A Preferred Shares have traded on the NYSE under the symbol “I” and “I PR A”, respectively.

The following table sets forth the high and low trading prices on the NYSE for our common shares and Series A Preferred Shares for the most recent full periods:

	Price per common share		Price per Series A Preferred Share
	High	Low	High	Low
Full financial quarters since listing:
Third quarter ended September 30, 2013	$25.83	$19.67	$66.70	$54.68
Fourth quarter ended December 31, 2013	24.83	18.65	62.95	51.15

Last six months:
July 2013	$23.37	$19.67	$61.41	$54.68
August 2013	25.05	21.33	65.19	58.50
September 2013	25.83	22.56	66.70	60.17
October 2013	24.83	18.85	62.95	51.72
November 2013	21.75	18.65	57.78	51.15
December 2013	22.55	21.06	58.50	56.10

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9A—Offering and Listing Details.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our articles of incorporation is being filed as an exhibit to this Annual Report, and is incorporated herein by reference. The information called for by this Item 10B—“Additional Information—Memorandum and Articles of Association”

has been reported previously in our Registration Statement on Form F-1, as amended (File No. 333- 181527), initially filed with the SEC on May 18, 2012, under the heading “Description of Share Capital,” and is incorporated by reference into this Annual Report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our Articles of Incorporation.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

Employment Agreements

See summary of Employment Agreements provided under Item 6B above.

Equity Compensation Agreements

Equity Grant Agreements under 2008 Equity Plan

Certain of our executive officers hold restricted shares granted under the 2008 Equity Plan that are subject to transfer, vesting and other restrictions as set forth in their applicable award agreements. The award agreements provide that a portion of these restricted shares vests each month with full vesting being achieved over a period of five years, subject to the executive officer’s continued employment. The vesting of certain of the shares awarded was also subject to the meeting of performance criteria based on annual performance targets and cumulative total returns earned by certain of our principal shareholders on their investment, based on revenue and adjusted EBITDA targets, which were met.

Each of our executive officers also holds options granted under the 2008 Equity Plan that are subject to transfer, vesting and other restrictions as set forth in their applicable award agreements. The award agreements provide that a portion of these options vests upon the meeting of annual performance targets and a portion vests upon the determination of the cumulative total return earned by certain of our principal shareholders on their investment. These annual performance goals relate to certain revenue and adjusted EBITDA targets which were set by the compensation committee at the grant date based on our five-year business plan. These options are also subject to forfeiture and other restrictions as set forth in the executive officers’ respective award agreements.

Option and Restricted Share Unit Agreements under 2013 Equity Plan

Our executive officers hold restricted share units (“RSUs”) and option agreements under our 2013 Equity Plan that vest as follows:

•	RSUs which vest based on continued service over three years;

•	RSUs which cliff vest after three years based on achievement of one or more long term performance metrics based on 2013-2015 financial performance;

•	options to purchase common shares at an exercise price equal to $27.00 per share, which vest based on continued service over two years and expire on the 10th anniversary of the date of grant; and

•	RSUs which vest based on continued service over two years.

Shareholders and Other Agreements Providing for Registration Rights

Intelsat is a party to three shareholders agreements: a management shareholders agreement (as amended, the “Management Shareholders Agreement”) with the Sponsors and certain members of management (the “Management Shareholders”), including Messrs. McGlade and McDonnell; a shareholders agreement (as amended, the “Sponsors Shareholders Agreement”) with the Sponsors; and a shareholders agreement (as amended, the “Other Equity Investors Shareholders Agreement”) with the Sponsors and two additional shareholders (the “Other Equity Investors”).

Registration Rights

Under the Sponsors Shareholders Agreement, the Other Equity Investors Shareholders Agreement and letter agreements with Messrs. McGlade and McDonnell, we have granted the Sponsors, the Other Equity Investors and Messrs. McGlade and McDonnell certain registration rights. Subject to certain exceptions, including the Company’s right to defer a demand registration under certain circumstances, the Sponsors are entitled to unlimited demand registrations. Under the respective agreement, each Sponsor, each Other Equity Investor and Messrs. McGlade and McDonnell are entitled to piggyback registration rights with respect to any registrations by the Company for its own account or for the account of other shareholders (or in the case of Messrs. McGlade and McDonnell, solely the Sponsors), subject to certain exceptions. The registration rights are subject to customary limitations and exceptions, including the Company’s right to withdraw or defer the registration or a sale pursuant thereto in certain circumstances and certain cutbacks by the underwriters if marketing factors require a limitation on the number of shares to be underwritten in a proposed offering.

In connection with the registrations described above, the Company has agreed to indemnify the shareholders against certain liabilities. In addition, except for the Sponsors Shareholders Agreement, which provides that certain fees, costs and expenses will be paid pro rata by the Company and selling shareholders based on the number of securities to be sold in the offering, the Company will bear all fees, costs and expenses (excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for the selling shareholders).

Governance Agreement

Prior to the consummation of the IPO, we entered into the Governance Agreement with the Governance Shareholders. For more information regarding the Governance Agreement, see Item 7B—Related Party Transactions—Certain Related Party Transactions—Governance Agreement.

Board of Directors

The Governance Agreement provided for the composition of our board of directors at the completion of our IPO, and thereafter, including:

•	Our Chief Executive Officer and Chairman, Mr. McGlade;

•	Four directors nominated by the BC Shareholder;

•	One director nominated by the Silver Lake Shareholder; and

•	Three independent directors (Messrs. Kangas and Diercksen are serving in these roles, and the third individual is expected to be appointed within one year following the completion of the IPO).

The Governance Agreement also provides that we will appoint additional independent directors to our board as necessary to comply with SEC rules or NYSE rules, in which case each of the BC Shareholder and the Silver Lake Shareholder will be entitled to a proportionate increase in the number of directors it is entitled to nominate.

In addition, the Governance Agreement provides that the BC Shareholder has the right to nominate four directors for election to the board as long as the BC Shareholder owns at least 35% of our outstanding common shares on a fully diluted basis, after giving effect to convertible and exchange securities held by the BC Shareholder. However, the BC Shareholder’s nomination rights will decrease if the BC Shareholder’s ownership is less than 35% as follows:

Percentage Ownership of BC Shareholder	Number of Directors to be Nominated by the BC Shareholder
25% or greater but less than 35%	3

15% or greater but less than 25%	2

5% or greater but less than 15%	1

The Silver Lake Shareholder has the right to nominate one director for election to the board as long as the Silver Lake Shareholder owns at least the lesser of (x) 50% of the common shares held by it on the date of the Governance Agreement, April 23, 2013, and (y) shares representing at least 5% of our outstanding common shares. If either the BC Shareholder or the Silver Lake Shareholder is not entitled to nominate a director for election to the board but remains a shareholder, it will be entitled to certain information rights.

In the event that the BC Shareholder’s or Silver Lake Shareholder’s nomination rights are decreased as described above, each shareholder will agree to cause their respective director or directors to resign from the board as appropriate to reflect the decrease, and, subject to the rights described above, the majority of the remaining directors on the board may fill such vacancy with any person other than a person affiliated with the BC Shareholder or the Silver Lake Shareholder.

We have agreed to include the director nominees proposed by the BC Shareholder and Silver Lake Shareholder on each slate of nominees for election to the board, to recommend the election of those nominees to our shareholders and to use commercially reasonable efforts to have them elected to the board.

Voting Agreements

Under the Governance Agreement, each of the Governance Shareholders has agreed to vote all shares held by it in favor of the directors nominated as described above and in furtherance of the removal of any directors by the BC Shareholder or the Silver Lake Shareholder under the terms of the Governance Agreement.

Other Provisions

Under the Governance Agreement, the Silver Lake Shareholder has certain tag-along rights on transfers by the BC Shareholder, and the BC Shareholder has drag-along rights with respect to the Silver Lake Shareholder under certain circumstances. The Governance Agreement also contains customary confidentiality provisions.

Termination

The Governance Agreement will terminate upon the earlier of (i) the tenth anniversary of the date of the agreement and (ii) the day on which the BC Shareholder and the Silver Lake Shareholder no longer are entitled to nominate directors under the Governance Agreement.

Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

Lease Agreements

On October 5, 2012, SL 4000 Connecticut LLC (the “Purchaser”), an affiliate of The 601 W Companies LLC, completed the acquisition of our U.S. administrative headquarters office building located in Washington, DC (the “U.S. Administrative Headquarters Property”), for a purchase price of approximately $85 million pursuant to a Purchase and Sale Agreement dated July 18, 2012, between the Purchaser and Intelsat Global Service LLC (the “Seller”), our indirect subsidiary.

In addition, on October 5, 2012, upon the closing of the U.S. Administrative Headquarters Property sale, the Seller entered into a lease agreement under which the Seller leased from the Purchaser a portion of the U.S. Administrative Headquarters Property (the “Post-Closing Lease”) for an initial term of 18 months at an annual gross rental rate of $9 million, with a single option to extend the term of the Post-Closing Lease for up to an additional 12 months at an annual gross rental rate of $10.5 million.

On November 30, 2012, we also entered into an agreement to lease approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a building that is in the process of being constructed (the “New U.S. Administrative Headquarters”). The lease is for a term of 15 years. We expect to occupy the space in the New U.S. Administrative Headquarters beginning in mid-2014. In December 2013, we signed an Amendment to the lease that increased the total square footage to 211,687 square feet being leased and that will allow the relocation of our Intelsat General Corporation office to the same facility in 2014.

Debt Agreements

For a summary of the terms of our material debt agreements, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report. In addition, with regard to all the notes issued by Intelsat Luxembourg and Intelsat Jackson, the following covenants and events of default apply:

Covenants that limit the issuers, and in some cases some of the issuers’ subsidiaries’, ability to:

•	incur additional debt or issue disqualified or preferred stock;

•	pay dividends or repurchase shares of Intelsat Jackson or any of its parent companies;

•	make certain investments;

•	enter into transactions with affiliates;

•	merge, consolidate and sell assets; and

•	incur liens on any of their assets securing other indebtedness, unless the applicable notes are equally and ratably secured.

Events of Default

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to the issuer;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat Investments, the issuer or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat Investments, the issuer or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	insolvency or bankruptcy of Intelsat Investments, the issuer or a significant subsidiary thereof; and

•	failure by Intelsat Investments, the issuer or a significant subsidiary thereof to pay final judgments aggregating in excess of $75 million, which are not discharged, waived or stayed for 60 days after the entry thereof.

If any event of default occurs and is continuing with respect to the notes, the trustee or the holders of at least 25% in principal amount of the notes may declare the entire principal amount of the notes to be immediately due and payable. If any event of default with respect to the notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the notes will be automatically accelerated, without any action by the trustee or any holder.

D.	Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

The following sets forth material Luxembourg income tax consequences of an investment in our common shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under U.S. federal, state, local and other tax laws.

Material Luxembourg Tax Considerations for Holders of Shares

The following is a summary discussion of certain Luxembourg tax considerations of the acquisition, ownership and disposition of your common shares that may be applicable to you if you acquire our common shares. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of our common shares or the holders thereof, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this Annual Report and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in our common shares other than a Luxembourg Holder.

Tax Regime Applicable to Realized Capital Gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their shares as part of a commercial or industrial or independent business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of common shares that takes place before their acquisition or within the first six months following their acquisition. If such is the case, capital gains will be taxed at ordinary rates according to the progressive income tax schedule.

For Luxembourg resident individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable, regardless of the holding period. In case of a sale after six months from acquisition, the capital gain is subject to tax as extraordinary income subject to the half-global rate method.

If such shares are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of common shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2013 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above under (ii).

Tax Regime Applicable to Distributions

Withholding tax

Distributions imputed for tax purposes on current or accumulated profits are subject to a withholding tax of 15%. Distributions sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law, including, among others, share premium, should not be subject to withholding tax, provided no newly accumulated fiscal profits are recognized. For the foreseeable future, we do not expect to recognize newly accumulated fiscal profits in the annual stand alone accounts of the Company prepared under Luxembourg GAAP, and so, on that basis, distributions should not be subject to Luxembourg withholding tax.

To the extent, however, that the Company would recognize, against our expectation, newly accumulated fiscal profits in its annual stand alone accounts prepared under Luxembourg GAAP, there will be a 15% withholding tax, unless one of the below exemptions or reductions is available for the dividend recipient.

The rate of the withholding tax may be reduced pursuant to any applicable double taxation treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of 30 November 2011 replacing the Council Directive 90/435/EEC of 23 July 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states, (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption and (vi) a Luxembourg permanent establishment of one of the aforementioned categories, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1.2 million.

Income Tax

Luxembourg individual holders

Luxembourg individual holders must include the distributions paid on the shares in their taxable income. However, 50% of the amount of such dividends may be exempted from tax under the Luxembourg Income Tax Law. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Luxembourg resident corporate holders

Luxembourg resident corporate holders can benefit from an exemption of 100% of the amount of a dividend received provided that, at the date when the income is made available, they hold a participation of minimum 10% of the share capital of the Company or which has an acquisition price equivalent to minimum EUR 1.2 million for an uninterrupted period of at least 12 months.

Net Wealth Tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of shares upon the death of a holder of shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of shares is a resident of Luxembourg for tax purposes at the time of his or her death, the shares are included in his or her taxable estate for inheritance tax or estate tax purposes.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 4, rue Albert Borschette, L-1246 Luxembourg. Those documents, which include our registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investor section of our website at www.intelsat.com or from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-202-551-8909. Copies of documents can also be requested from the SEC public reference rooms for a copying fee at prescribed rates.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risks include: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed-rate long-term financings; and the risk of increasing interest rates for planned refinancings using long-term fixed-rate debt.

Excluding the impact of our outstanding interest rate swaps, approximately 80%, or $12.1 billion, of our debt as of December 31, 2013 was fixed-rate debt. In 2012, approximately 73%, or $11.7 billion of our debt was fixed-rate debt, excluding the impact of interest rate swaps. Based on the level of fixed-rate debt outstanding at December 31, 2013, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $763 million.

As of December 31, 2013, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured credit facilities. On March 14, 2013, our interest rate swap with an aggregate notional principal amount of $731.4 million expired. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed-rate of interest. On December 31, 2013, the rate we paid averaged 2.0% and the rate we received averaged 0.2%. In comparison, at December 31, 2012, the rate we paid averaged 2.5% and the rate we received averaged 0.3%.

These interest rate swaps have not been designated for hedge accounting treatment in accordance with the Derivatives and Hedging topic of the Codification, as amended and interpreted, and the changes in fair value of these instruments will be recognized in earnings during the period of change. Assuming a one percentage point decrease in the prevailing forward yield curve (or less, to the extent that the points on the yield curve are less than one percent) the fair value of the interest rate swap liability, excluding accrued interest, would increase to a liability of approximately $62.6 million from $48.8 million.

We perform interest rate sensitivity analyses on our variable-rate debt, including interest rate swaps, and cash and cash equivalents. These analyses indicate that a one percentage point change in interest rates would have minimal impact on our consolidated statements of operations and cash flows as of December 31, 2013. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use foreign currency derivatives to hedge our foreign currency exposures. Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2011, 2012 and 2013, our Brazilian customers represented approximately 3.7%, 4.4% and 4.6% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Rights of Security Holders

Prior to the consummation of the IPO, each of our former Class A common shares (the “Class A Shares”) was reclassified into one of our common shares and each of our former Class B common shares (the “Class B Shares”) was reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares, so that each existing holder received an additional approximately 4.6 common shares for each common share owned at that time (together, the “IPO Reorganization Transactions”).

Use of Proceeds

On April 23, 2013, we completed an IPO, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-181527), which became effective on April 17, 2013. We issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 Series A Preferred Shares, at public offering prices of $18.00 and $50.00 per share, respectively for total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). Each Series A Preferred Share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A Preferred Share into common shares at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share, subject to anti-dilution adjustments.

Goldman, Sachs & Co, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were joint book-running managers. The net proceeds from the IPO were primarily used to redeem all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments Notes and to prepay $138.2 million of indebtedness outstanding under the New Senior Unsecured Credit Facility. We paid for all fees, costs and expenses in connection with the IPO, which expenses totaled approximately $3.7 million.

Also in connection with the IPO, the 2008 MFA was terminated. We paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We periodically review the design and effectiveness of our disclosure controls and procedures worldwide, including compliance with various laws and regulations that apply to our operations. We make modifications to improve the design and effectiveness of our disclosure controls and procedures, and may take other corrective action, if our reviews identify a need for such modifications or actions. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

We have carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), as of the year ended December 31, 2013. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2013.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that each of Messrs. Svider, Kangas and Diercksen qualifies as an audit committee financial expert, as defined in Item 16A of Form 20-F, and that Messrs. Kangas and Diercksen are also “independent,” as defined in Rule 10A-3 under the Exchange Act and applicable NYSE standards. For more information about Messrs. Svider, Kangas and Diercksen, see Item 6A—Directors, Senior Management and Employees—Directors and Senior Management.

Item 16B.	Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers, including our chief executive officer, chief financial officer, principal accounting officer, controller and any other person performing similar functions. The Code of Ethics is posted on our website at www.intelsat.com. We intend to disclose on our website any amendments to or waivers of this Code of Ethics.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our audit fees were $1.7 million for the years ended 2012 and 2013, respectively.

Audit-Related Fees

Our audit-related fees for 2012 and 2013 were $0.7 million and $0.4 million, respectively. Our audit-related fees for 2013 included fees primarily related to various SEC registration statements.

Tax Fees

Our tax fees paid to our principal accountants for 2012 and 2013 were $50,000 and $12,000, respectively. Our tax fees for 2013 were primarily associated with U.S. state taxation.

All Other Fees

All other fees paid to our principal accountants for 2012 and 2013 were $30,000 and $161,000, respectively. Our other fees for 2013 included fees associated with attestation of IT security controls.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the audit committee has adopted a policy to pre-approve services to be provided by our independent registered public accounting firm prior to commencement of the specified service. The requests for pre-approval are submitted to the audit committee, or a designated member of the audit committee, by our Chief Financial Officer or Controller, and the audit committee chairman executes engagement letters from our independent registered public accounting firm following approval by audit committee members, or the designated member of the audit committee. All services performed by KPMG LLP during 2013 were pre-approved by the audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Our audit committee consists of three directors: Mr. Svider, Mr. Kangas, and Mr. Diercksen. We comply with the Sarbanes-Oxley and NYSE rules applicable to foreign private issuers, which require that the audit committee consist solely of directors who satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within the time periods set forth in the NYSE rules. Under the NYSE rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of our initial listing on the NYSE, a majority of independent members within 90 days of the effective date of our IPO registration statement and a fully independent audit committee within one year of the effective date of our IPO registration statement. Messrs. Kangas and Diercken satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. Within one year of the effective date of our IPO registration statement (which was April 17, 2013), we intend to add an additional independent member to our board of directors who will replace Mr. Svider as a member of our audit committee. We do not believe that relying on the phase-in rules of the NYSE or the exemptions from the independence requirements set forth in Rule 10A-3(b)(iv)(A) of the Exchange Act materially adversely affects the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our common shares are listed on the NYSE. For purposes of NYSE rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE listing standards. Set forth below is a summary of these differences:

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of eight members and we believe that two of our board members satisfy the “independence” requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a compensation committee comprised of three members and we believe that one of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee. In addition, we are availing ourselves of certain exemptions from audit committee independence requirements, as set forth above in —Item 16D Exemptions from the Listing Standards for Audit Committees.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

(a)(1) The following financial statements are included in this Annual Report on Form 20-F:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

Exhibit No.	Document Description

1.1	Amended and Restated Articles of Incorporation of Intelsat S.A.*

2.1	Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of October 20, 2009, by and among Intelsat Jackson Holdings, Ltd., as Issuer, Intelsat, Ltd. and Intelsat (Bermuda), Ltd., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of Notes) (incorporated by reference to Exhibit 4.1 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on October 22, 2009).

2.2	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of December 11, 2009, by and among Intelsat Subsidiary (Gibraltar) Limited, Intelsat New Dawn (Gibraltar) Limited, Intelsat Jackson Holdings, Ltd., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.14 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2011, File No. 000-50262, filed on March 1, 2012).

2.3	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of January 12, 2011, by and among Intelsat Jackson Holdings S.A., certain subsidiaries of Intelsat Jackson Holdings S.A. named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.5 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

2.4	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.5	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of April 29, 2011, by and between Intelsat Jackson Holdings S.A. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 29, 2011).

2.6	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.7	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8½% Senior Notes due 2019, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.11 of Intelsat S.A.’s Annual Report on Form 10- K, File No. 000-50262, filed on February 28, 2013).

2.8	Seventh Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.9	Eighth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of May 20, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.10	Ninth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8 ½% Senior Notes due 2019, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.11	Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020 dated as of September 30, 2010, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the 2020 Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 4, 2010).

2.12	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of January 12, 2011, by and among Intelsat Jackson Holdings S.A., certain subsidiaries of Intelsat Jackson Holdings S.A. named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

2.13	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.14	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of December 16, 2011, by and between Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on December 16, 2011).

2.15	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of April 25, 2012, by and between Intelsat Jackson Holdings S.A., as Issuer, Intelsat Subsidiary (Gibraltar) Limited, Intelsat New Dawn (Gibraltar) Limited and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

2.16	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.17	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.18 of Intelsat S.A.’s Annual Report on Form 10- K, File No. 000-50262, filed on February 28, 2013).

2.18	Seventh Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.19	Eighth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2020, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.20	Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2019 and 7 ½% Senior Notes due 2021, dated as of April 5, 2011, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the New Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2011).

2.21	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2019 and 7 ½% Senior Notes due 2021, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat S.A.’s Quarterly Report on Form 10- Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.22	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2019 and 7 ½% Senior Notes due 2021, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.23	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 ¼% Senior Notes due 2019 and 7 ½% Senior Notes due 2021, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.22 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

2.24	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.25	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.26

Indenture for Intelsat Jackson Holdings S.A.’s 6  5⁄8% Senior Notes due 2022, dated as of October 3, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, and Wells Fargo Bank, National Association, as Trustee (including the form of the 6  5⁄8% Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

2.27

First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6  5⁄8% Senior Notes due 2022, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.28	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.2 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.29	Registration Rights Agreement for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings, S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A., each as a Parent Guarantors, the subsidiary guarantors named therein and and Credit Suisse Securities (USA) LLC, as representative of the several initial purchasers named on Schedule I thereto (incorporated by reference to Exhibit 99.4 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.30	Indenture, dated as of April 5, 2013, among Intelsat (Luxembourg) S.A., as Issuer, Intelsat S.A., as Parent Guarantor, and Wells Fargo Bank, National Association, as Trustee for Intelsat (Luxembourg) S.A.’s 6 3⁄4 % Senior Notes due 2018, 7 3⁄4 % Senior Notes due 2021 and 8 1⁄8% Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2013).

2.31	Registration Rights Agreement, dated as of April 5, 2013, by and among Intelsat (Luxembourg) S.A., as Issuer, Intelsat S.A., as Parent Guarantor, and Goldman, Sachs & Co., as representative of the several initial purchasers named on Schedule I thereto (incorporated by reference to Exhibit4.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2013).

2.32

First Supplemental Indenture for Intelsat (Luxembourg) S.A.’s 6  3⁄4% Senior Notes due 2018, 7  3⁄4% Senior Notes due 2021 and 8  1⁄8% Senior Notes due 2023, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

2.33	Indenture for Intelsat Jackson Holdings S.A.’s 5 ½% Senior Notes due 2023, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings, S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A., each as a Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.34	Registration Rights Agreement for Intelsat Jackson Holdings S.A.’s 5 1⁄2% Senior Notes due 2023, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings, S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A., each as a Parent Guarantors, the subsidiary guarantors named therein and and Credit Suisse Securities (USA) LLC, as representative of the several initial purchasers named on Schedule I thereto (incorporated by reference to Exhibit 99.3 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.35	First Supplemental Indenture Intelsat Jackson Holdings S.A.’s 5 1⁄2% Senior Notes due 2023, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee. *

3.1	Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto.*

4.1	Credit Agreement, dated as of January 12, 2011, by and among Intelsat Jackson, as the Borrower, Intelsat (Luxembourg) S.A., the several lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and J.P. Morgan Securities LLC (“J.P. Morgan”), as Co-Syndication Agents, Barclays Bank Plc and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Credit Suisse and J.P. Morgan, as Joint Lead Arrangers, Merrill Lynch, Credit Suisse, J.P. Morgan, Barclays Capital, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, as Joint Bookrunners, and HSBC Bank USA, N.A., Goldman Sachs Partners LLC and RBC Capital Markets, as Co-Managers (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.2	Guarantee, dated as of January 12, 2011, made among each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.3	Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of January 12, 2011, between Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Intermediate Holding Company S.A., Intelsat Phoenix Holdings S.A., Intelsat Subsidiary Holding Company S.A., Intelsat (Gibraltar) Limited, as Pledgors, and Wilmington Trust FSB, as Pledgee (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.4	Security and Pledge Agreement, dated as of January 12, 2011, among Intelsat Jackson Holdings S.A., each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto, Bank of America, N.A., as Administrative Agent, and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.5	Collateral Agency and Intercreditor Agreement, dated as of January 12, 2011 by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.5 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.6	Amendment and Joinder Agreement, dated as of October 3, 2012, among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as administrative agent for the Lenders and collateral agent for the Secured Parties, the Lenders party thereto and the Tranche B-1 Term Loan Lenders party thereto, to the Credit Agreement, dated as of January 12, 2011 (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

4.7	Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as administrative agent for the lenders and collateral agent for the secured parties thereto, the lenders party hereto and the Tranche B-2 Term Loan Lenders (as defined therein) party hereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012).*

4.8	Employment Agreement, dated as of December 29, 2008 and effective as of February 4, 2008, by and among Intelsat Global, Ltd., Intelsat, Ltd. and David McGlade (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on January 5, 2009).

4.9	Amendment and Acknowledgement, dated May 6, 2009, between Intelsat, Ltd., Intelsat Global, Ltd. and David McGlade (incorporated by reference to Exhibit 10.24 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.10	Assignment and Modification Agreement effective December 21, 2009, to Employment Agreement dated December 29, 2008, among David McGlade, Intelsat Global, Ltd., Intelsat, Ltd. and Intelsat Management LLC (incorporated by reference to Exhibit 10.65 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.11	Employment Agreement, dated May 6, 2009 between Intelsat Global, Ltd., Intelsat, Ltd. and Michael McDonnell (incorporated by reference to Exhibit 10.26 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.12	Assignment and Modification Agreement effective December 21, 2009, to Employment Agreement dated May 6, 2009, among Michael McDonnell, Intelsat Global, Ltd., Intelsat, Ltd. and Intelsat Management LLC (incorporated by reference to Exhibit 10.67 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.13	Severance Agreement, dated May 8, 2009, between Intelsat Global, Ltd. and Stephen Spengler(incorporated by reference to Exhibit 10.27 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.14	Severance Agreement, dated May 8, 2009, between Intelsat Global, Ltd. and Thierry Guillemin (incorporated by reference to Exhibit 10.28 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.15	Intelsat S.A. Amended and Restated 2008 Share Incentive Plan.*

4.16	Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.11 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.17	Letter Agreement, dated May 6, 2009, between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.12 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.18	Letter Agreement, dated May 6, 2009, between Intelsat Global, Ltd. and Michael McDonnell regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.14 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.19	Amendment to Management Shareholders Agreement of Intelsat Global, Ltd., dated as of December 7, 2009 and effective as of December 15, 2009 (incorporated by reference to Exhibit 10.76 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.20	Acknowledgment Agreement, dated December 7, 2009, among certain shareholders of Intelsat Global, Ltd., regarding the Amendment to Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.77 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.21	Letter Amendment, dated December 7, 2009, between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholder’s Agreement (incorporated by reference to Exhibit 10.73 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.22	Letter Amendment, dated December 7, 2009, between Intelsat Global, Ltd. and Michael McDonnell regarding the Management Shareholder’s Agreement (incorporated by reference to Exhibit 10.75 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.23	Unallocated Bonus Plan (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on August 26, 2010).

4.24	Form of Letter Agreement between Intelsat Global S.A. and David McGlade, Phillip Spector and Michael McDonnell regarding Unallocated Bonus Plan (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on August 26, 2010)..

4.25	Termination of the Intelsat Global Holdings S.A. Unallocated Bonus Plan.*

4.26	Second Amendment to Employment Agreement, dated February 28, 2012, between David McGlade and Intelsat Global S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

4.27	First Amendment to Employment Agreement, dated February 28, 2012, between Michael McDonnell and Intelsat Global S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

4.28	Amendment No. 2 to the Management Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the other parties thereto (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.29	Letter Agreement, dated March 30, 2012, among Intelsat Global S.A., Intelsat Global Holdings S.A., David McGlade and the other parties thereto regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.30	Letter Agreement, dated March 30, 2012, among Intelsat Global S.A., Intelsat Global Holdings S.A., Michael McDonnell and the other parties thereto regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.31	Amendment No. 1 to the Intelsat Global, Ltd. Unallocated Bonus Plan (collectively with the individual side letters related thereto) (incorporated by reference to Exhibit 10.6 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.32	Modification Agreement, dated as of March 30, 2012, to the Employment Agreement, dated as of December 29, 2008, by and among David McGlade, Intelsat Global S.A. and Intelsat S.A. (together with the Assignment and Modification Agreement, dated as of December 21, 2009, by and between Intelsat Management LLC, Intelsat Global S.A. and Intelsat S.A.) (incorporated by reference to Exhibit 10.7 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.33	Modification Agreement, dated as of March 30, 2012, to the Employment Agreement, dated as of May 6, 2009, by and among Michael McDonnell, Intelsat Global S.A. and Intelsat S.A. (together with the Assignment and Modification Agreement, dated as of December 21, 2009, by and between Intelsat Management LLC, Intelsat Global S.A. and Intelsat S.A.) (incorporated by reference to Exhibit 10.8 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.34	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global and Stephen Spengler (incorporated by reference to Exhibit 10.10 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.35	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global S.A. and Thierry Guillemin (incorporated by reference to Exhibit 10.11 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.36	Shareholders Agreement, dated as of February 4, 2008, by and among Serafina Holdings Limited and the shareholders party thereto (incorporated by reference as Exhibit 10.78 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.37	Amendment No. 1 to Shareholders Agreement, dated as of December 7, 2009, by and among Intelsat Global, Ltd. and the shareholders party thereto (incorporated by reference as Exhibit 10.79 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.38	Amendment No. 2 to Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the shareholders party thereto (incorporated by reference as Exhibit 10.80 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.39	Intelsat S.A. 2013 Equity Incentive Plan.*

4.40	Intelsat S.A. Bonus Plan.*

4.41	Purchase and Sale Agreement, dated July 18, 2012, between Intelsat Global Service LLC and SL4000 Connecticut LLC (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.42	Supplement No. 2 to Guarantee, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.43	Agreement for the Adherence by Intelsat Luxembourg Investment S.à r.l. and Intelsat Corporation to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement dated January 12, 2011 and for the Amendment of the Pledge Agreement, dated as of July 31, 2012, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.44	Supplement No. 2 to Security and Pledge Agreement, dated as of July 31, 2012, among Intelsat Luxembourg Investment S.a r.l., as New Guarantor, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.45	Collateral Agency and Intercreditor Joinder, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit10.5 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.46	Guarantee, dated as of July 31, 2012, made between Intelsat Luxembourg Investment S.a r.l., Intelsat Jackson Holdings S.A and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Islands Branch), as Administrative Agent (incorporated by reference to Exhibit 10.6 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.47	Guarantee, dated as of July 31, 2012, made between Intelsat Luxembourg Investment S.a r.l., Intelsat Jackson Holdings S.A. and Bank of America N.A., as Administrative Agent (incorporated by reference to Exhibit 10.7 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.48	Form of Indemnification Agreement between Intelsat S.A. and its directors and officers (previously filed as Exhibit 10.64 to Amendment No. 2 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on August 8, 2012).

4.49	Amendment No. 3 to the Management Shareholders Agreement dated as of April 23, 2013, by and among Intelsat S.A., Serafina S.A., SLP III Investment Holding S.à r.l. and the Management Shareholders party thereto. *

4.50	Second Amendment to the Monitoring Fee Agreement, dated as of April 23, 2013, by and among Intelsat S.A., Intelsat (Luxembourg) S.A., BC Partners Limited and Silver Lake Management Company III, L.L.C.*

4.51	Third Amendment to the Monitoring Fee Agreement, dated as of April 23, 2013, by and among Intelsat S.A., BC Partners Limited and Silver Lake Management Company III, L.L.C.*

4.52	Supplement No. 3 to Guarantee, dated as of January 31, 2013, to the Guarantee dated as of January 12, 2011, by and among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.84 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.53	Agreement for the Adherence by Intelsat Align S.à r.l. to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement dated January 12, 2011 and for the Amendment of the Pledge Agreement, dated January 31, 2013, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.85 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.54	Supplement No. 3 to Security and Pledge Agreement, dated as of January 31, 2013, to the Security and Pledge Agreement dated as of January 12, 2011, by and among Intelsat Align S.àr.l. and Intelsat Nevada LLC, as New Guarantors, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.86 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.55	Collateral Agency and Intercreditor Joinder, dated as of January 31, 2013, by and among Intelsat Align S.à r.l. and Intelsat Nevada LLC, as new Grantors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.87 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.56	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l., and Intelsat Finance Nevada LLC, as New Guarantors, and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Island Branch), as Administrative Agent (incorporated by reference to Exhibit 10.88 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.57	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.89 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.58	Third Amendment, dated March 18, 2013, to Employment Agreement, dated December 29, 2008, among David McGlade, Intelsat Global Holdings S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference as Exhibit 10.73 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.59	Second Amendment, dated March 18, 2013, to Employment Agreement, dated May 6, 2009, among Michael McDonnell, Intelsat Global Holdings S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference as Exhibit 10.74 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.60	Letter Agreement, dated March 14, 2013, between Intelsat Global Holdings S.A. and Michael McDonnell (incorporated by reference as Exhibit 10.75 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.61	Employment Agreement, dated March 18, 2013, between Intelsat Corporation and Stephen Spengler (incorporated by reference as Exhibit 10.77 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.62	Employment Agreement, dated March 18, 2013, between Intelsat Global Holdings S.A., Intelsat S.A. and Michelle Bryan (incorporated by reference as Exhibit 10.78 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.63	Employment Agreement, dated March 18, 2013, between Intelsat Corporation and Thierry Guillemin (incorporated by reference as Exhibit 10.79 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.64	Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (see Exhibit 3.1).

4.65	Shareholders Agreement, dated as of February 4, 2008, by and among Serafina Holdings Limited and the shareholders party thereto (incorporated by reference as Exhibit 10.81 to Amendment No. 8 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on April 2, 2013).

4.66	Amendment No. 1 to Shareholders Agreement, dated as of December 7, 2009, by and among Intelsat Global S.A. and the shareholders party thereto (previously filed as Exhibit 10.82 to Amendment No. 8 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on April 2, 2013).

4.67	Amendment No. 2 to Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the shareholders party thereto (incorporated by reference as Exhibit 10.83 to Amendment No. 8 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on April 2, 2013).

8.1	List of subsidiaries of Intelsat S.A.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of KPMG LLP*

101.	Interactive Data Files

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*	Filed herewith.
**	Attached as Exhibit 101 to this Annual Report on Form 20-F are the following formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Changes in Shareholders’ Deficit, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTELSAT S.A.

Date: February 20, 2014	BY	/S/ DAVID MCGLADE
David McGlade
Chairman & Chief Executive Officer

Date: February 20, 2014	BY	/S/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President & Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Intelsat S.A.

We have audited the consolidated financial statements of Intelsat S.A. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat S.A. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia
February 20, 2014

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2012	As of December 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$187,485	$247,790
Receivables, net of allowance of $23,583 in 2012 and $35,288 in 2013	282,214	236,347
Deferred income taxes	94,779	44,475
Prepaid expenses and other current assets	38,708	33,224

Total current assets	603,186	561,836
Satellites and other property and equipment, net	6,355,192	5,805,540
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	651,087	568,775
Other assets	417,454	414,592

Total assets	$17,265,846	$16,589,670

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$178,961	$145,186
Taxes payable	9,366	9,526
Employee related liabilities	46,590	28,227
Accrued interest payable	367,686	186,492
Current portion of long-term debt	57,466	24,418
Deferred satellite performance incentives	21,479	22,703
Deferred revenue	84,066	84,185
Other current liabilities	72,715	72,840

Total current liabilities	838,329	573,577
Long-term debt, net of current portion	15,846,728	15,262,996
Deferred satellite performance incentives, net of current portion	172,663	153,904
Deferred revenue, net of current portion	834,161	888,239
Deferred income taxes	286,673	202,638
Accrued retirement benefits	299,187	196,856
Other long-term liabilities	300,195	246,127
Commitments and contingencies (Notes 15 and 16)

Shareholders’ deficit:
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	—	35
Common shares; nominal value $0.01 per share (1)	832	1,060
Paid-in capital (1)	1,519,429	2,099,218
Accumulated deficit	(2,759,593)	(3,015,273)
Accumulated other comprehensive loss	(118,428)	(60,393)

Total Intelsat S.A. shareholders’ deficit	(1,357,760)	(975,353)
Noncontrolling interest	45,670	40,686

Total liabilities and shareholders’ deficit	$17,265,846	$16,589,670

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the former Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering. See Note 1—Background of Company—Initial Public Offering for further discussion.

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013

Revenue	$2,588,426	$2,610,152	$2,603,623
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	417,179	415,900	375,769
Selling, general and administrative	208,381	204,025	288,467
Depreciation and amortization	769,440	764,903	736,567
Losses on derivative financial instruments	24,635	39,935	8,064
Gain on satellite insurance recoveries	—	—	(9,618)

Total operating expenses	1,419,635	1,424,763	1,399,249

Income from operations	1,168,791	1,185,389	1,204,374
Interest expense, net	1,310,563	1,270,848	1,114,197
Loss on early extinguishment of debt	(326,183)	(73,542)	(368,089)
Loss from previously unconsolidated affiliates	(24,658)	—	—
Other income (expense), net	1,955	(10,128)	(4,918)

Loss before income taxes	(490,658)	(169,129)	(282,830)
Benefit from income taxes	(55,393)	(19,631)	(30,837)

Net loss	(435,265)	(149,498)	(251,993)
Net (income) loss attributable to noncontrolling interest	1,106	(1,639)	(3,687)

Net loss attributable to Intelsat S.A.	$(434,159)	$(151,137)	$(255,680)

Basic and diluted net loss per common share attributable to Intelsat S.A.	$(5.23)	$(1.82)	$(2.70)

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013

Net loss	$(435,265)	$(149,498)	$(251,993)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs, net of tax	(109)	(110)	(107)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	4,328	5,178	12,320
Actuarial gain (loss) arising during the year, net of tax	(39,299)	(12,356)	45,070
Marketable securities:
Unrealized gains on investments, net of tax	59	388	629
Reclassification adjustment for realized loss on investments, net of tax	—	—	123

Other comprehensive income (loss)	(35,021)	(6,900)	58,035

Comprehensive loss	(470,286)	(156,398)	(193,958)
Comprehensive (income) loss attributable to noncontrolling interest	1,106	(1,639)	(3,687)

Comprehensive loss attributable to Intelsat S.A.	$(469,180)	$(158,037)	$(197,645)

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands)

							Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit
	Preferred Shares		Common Shares		Paid-in Capital	Accumulated Deficit			Noncontrolling Interest
	Shares (in millions)	Amount	Shares (in millions)	Amount
Balance, January 1, 2011 (1)	—	$—	83.2	$832	$1,445,642	$(2,174,297)	$(76,507)	$(804,330)	$1,902
Net loss	—	—	—	—	—	(434,159)	—	(434,159)	1,136
Consolidation of Horizons Holdings (2)	—	—	—	—	—	—	—	—	49,263
Mark to market valuation adjustment for redeemable noncontrolling interest	—	—	—	—	15,090	—	—	15,090	—
Change in classification of certain equity awards	—	—	—	—	56,760	—	—	56,760	—
Vesting of equity awards of certain executive officers	—	—	—	—	2,775	—	—	2,775	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(1,375)
Postretirement/pension liability adjustment, net of tax of $27.7 million	—	—	—	—	—	—	(35,080)	(35,080)	—
Other comprehensive income, net of tax of $0.1 million	—	—	—	—	—	—	59	59	—

Balance, December 31, 2011	—	$—	83.2	$832	$1,520,267	$(2,608,456)	$(111,528)	$(1,198,885)	$50,926

Net loss	—	—	—	—	—	(151,137)	—	(151,137)	3,582
Mark to market valuation adjustment for redeemable noncontrolling interest	—	—	—	—	(7,663)	—	—	(7,663)	—
Vesting of equity awards of certain executive officers	—	—	—	—	6,825	—	—	6,825	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,838)
Postretirement/pension liability adjustment, net of tax of ($1.9) million	—	—	—	—	—	—	(7,288)	(7,288)	—
Other comprehensive income, net of tax of ($0.2) million	—	—	—	—	—	—	388	388	—

Balance, December 31, 2012	—	—	83.2	$832	$1,519,429	$(2,759,593)	$(118,428)	$(1,357,760)	$45,670

Net loss	—	—	—	—	—	(255,680)	—	(255,680)	3,687
Initial public offering, net of costs	3.5	35	22.2	222	542,539	—	—	542,796	—
Change in classification of certain equity awards	—	—	—	—	18,899	—	—	18,899	—
Share-based compensation	—	—	0.6	6	28,547	—	—	28,553	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,671)
Declaration of preferred stock dividend	—	—	—	—	(10,196)	—	—	(10,196)	—
Postretirement/pension liability adjustment, net of tax of $34.9 million	—	—	—	—	—	—	57,283	57,283	—
Other comprehensive income, net of tax of ($0.4) million	—	—	—	—	—	—	752	752	—

Balance, December 31, 2013	3.5	$35	106.0	$1,060	$2,099,218	$(3,015,273)	$(60,393)	$(975,353)	$40,686

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the former Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering. See Note 1—Background of Company—Initial Public Offering for further discussion.
(2)	See Note 10—Investments for further discussion of the consolidation of Horizons Holdings.

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Ye a r Ended December 31, 2 0 11	Ye a r Ended December 31, 2012	Ye a r Ended December 31, 2013

Cash flows from operating activities:
Net loss	$(435,265)	$(149,498)	$(251,993)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	769,440	764,903	736,567
Provision for doubtful accounts	5,129	8,911	29,599
Foreign currency transaction (gain) loss	(1,375)	7,329	6,003
(Gain) loss on disposal of assets	846	(12,647)	338
Gain on satellite insurance recoveries	—	—	(9,618)
Share-based compensation	2,775	6,825	25,289
Deferred income taxes	(72,866)	(61,889)	(65,347)
Amortization of discount, premium, issuance costs and related costs	62,855	57,305	46,026
Interest paid-in-kind	27,291	4,949	—
Loss on early extinguishment of debt	326,183	73,542	368,089
Loss from previously unconsolidated affiliates	24,658	—	—
Unrealized gains on derivative financial instruments	(54,663)	(9,004)	(19,740)
Termination of third-party commitment costs and expenses	—	10,000	—
Amortization of actuarial loss and prior service credits for retirement benefits	6,690	14,506	19,613
Other non-cash items	162	(4,382)	234
Changes in operating assets and liabilities:
Receivables	(38,162)	(3,559)	16,269
Prepaid expenses and other assets	(8,889)	(1,086)	(6,117)
Accounts payable and accrued liabilities	25,495	15,619	(202,526)
Deferred revenue	296,414	124,458	49,924
Accrued retirement benefits	(20,693)	(26,627)	(29,732)
Other long-term liabilities	(128)	1,655	4,014

Net cash provided by operating activities	915,897	821,310	716,892

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(844,688)	(866,016)	(600,792)
Proceeds from sale of building, net of fees	—	82,415	—
Proceeds from insurance settlements	—	—	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)
Capital contributions to previously unconsolidated affiliates	(12,209)	—	—
Other investing activities	16,466	—	(2,000)

Net cash used in investing activities	(840,431)	(783,601)	(134,061)

Cash flows from financing activities:
Repayments of long-term debt	(6,331,144)	(2,474,811)	(6,904,162)
Repayment of notes payable to former shareholders	(3,425)	(1,683)	(868)
Payment of premium on early extinguishment of debt	(171,047)	(65,920)	(311,224)
Proceeds from issuance of long-term debt	6,119,425	2,451,521	6,254,688
Debt issuance costs	(70,091)	(27,384)	(84,845)
Proceeds from initial public offering	—	—	572,500
Stock issuance costs	—	—	(26,683)
Dividends paid to preferred shareholders	—	—	(5,235)
Noncontrolling interest in New Dawn	1,734	—	—
Principal payments on deferred satellite performance incentives	(14,111)	(15,969)	(17,503)
Repurchase of redeemable noncontrolling interest	—	(8,744)	—
Capital contribution from noncontrolling interest	—	12,209	12,209
Dividends paid to noncontrolling interest	—	(8,838)	(8,671)
Other financing activities	(10,000)	—	3,271

Net cash used in financing activities	(478,659)	(139,619)	(516,523)

Effect of exchange rate changes on cash and cash equivalents	1,375	(7,329)	(6,003)

Net change in cash and cash equivalents	(401,818)	(109,239)	60,305
Cash and cash equivalents, beginning of period	698,542	296,724	187,485

Cash and cash equivalents, end of period	$296,724	$187,485	$247,790

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,196,666	$1,194,419	$1,249,630
Income taxes paid, net of refunds	16,143	33,103	38,784
Supplemental disclosure of non-cash investing activities:
Capitalization of deferred satellite performance incentives	$—	$82,959	$—
Accrued capital expenditures	86,069	78,494	66,578
Restricted cash received	94,131	23,901	—
Restricted cash paid	—	(118,032)	—

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Background of Company

Intelsat S.A. (the “Company”, “we”,” us” or “our”) provides satellite communications services worldwide through a global communications network of over 50 satellites in orbit as of December 31, 2013 and ground facilities related to the satellite operations and control, and teleport services.

On March 30, 2012, Intelsat Global S.A. (“Intelsat Global”), a former subsidiary of the Company, and certain of its subsidiaries engaged in a series of transactions that resulted in Intelsat Global Holdings S.A. (“Intelsat Global Holdings”), a new holding company, acquiring all of the outstanding shares of Intelsat Global. As a result, Intelsat Global became a wholly-owned subsidiary of Intelsat Global Holdings, and all of Intelsat Global Holdings’ equity became beneficially owned by the former shareholders of Intelsat Global in the same proportions as such shareholders’ former ownership in Intelsat Global. Further, on May 31, 2012, Intelsat Global merged with and into Intelsat Investment Holdings S.à r.l, a direct, wholly-owned subsidiary of Intelsat Global Holdings.

On April 16, 2013, the name of the Company was changed from Intelsat Global Holdings S.A. to Intelsat S.A.

Initial Public Offering

On April 23, 2013, we completed our initial public offering, in which we issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”), at public offering prices of $18.00 and $50.00 per share, respectively (the initial public offering together with the concurrent public offering, the “IPO”) for total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). Prior to the consummation of the IPO, each of our former Class A common shares (the “Class A Shares”) was reclassified into one of our common shares and each of our former Class B common shares (the “Class B Shares”) was reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares, so that each existing holder received approximately 4.6 additional common shares for each common share owned at that time (together, the “IPO Reorganization Transactions”). The effect of these reclassifications on outstanding shares, potentially dilutive shares and earnings per share (“EPS”) has been retroactively applied to the financial statements and notes to the consolidated financial statements for all periods presented.

The net proceeds from the IPO were primarily used to redeem all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6 1/2% Senior Notes due 2013 (the “Intelsat Investments Notes”) and to prepay $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”) (see Note 12—Long-Term Debt).

In connection with the IPO, certain repurchase rights upon employee separation that were included in various share-based compensation agreements of management contractually expired. Also in connection with the IPO, our board of directors adopted the Intelsat S.A. 2013 Share Incentive Plan (the “2013 Equity Plan”) effective April 18, 2013, to provide for equity incentive awards to management and members of the board of directors. See Note 5—Share-Based and Other Compensation Plans for further discussion.

Additionally, in connection with the IPO, in April 2013, a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) was terminated (see Note 18(b)—Related Party Transactions—Monitoring Fee Agreement).

Note 2 Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Intelsat S.A., its wholly-owned subsidiaries, and variable interest entities (“VIE”) of which we are the primary beneficiary. We are the primary beneficiary of two VIEs, as more fully described in Note 10—Investments, and accordingly, we include in our consolidated financial statements the assets and liabilities and results of operations of those entities, even though we may not own a majority voting interest. We use the equity method to account for our investments in entities where we exercise significant influence over operating and financial policies but do not retain control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. We have eliminated all significant intercompany accounts and transactions.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

(c)	Revenue Recognition

We earn revenue from providing satellite services and managed services to customers. We enter into contracts with customers to provide satellite transponders and transponder capacity and, in certain cases, earth stations and teleport facilities, for periods typically ranging from one year to the life of the satellite. Our revenue recognition policies are as follows:

Satellite Utilization Charges. We generally recognize revenues on a straight-line basis over the term of the related customer contract unless collectability is not reasonably assured. Revenues from occasional use services are recognized as the services are performed. We have certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. We generally are not obligated to refund satellite utilization payments previously made.

Satellite Related Consulting and Technical Services. We recognize revenue from the provision of consulting services as those services are performed. We recognize revenue for consulting services with specific deliverables, such as Transfer Orbit Support Services or training programs, upon the completion of those services.

Tracking, Telemetry and Commanding (“TT&C”). We earn TT&C services revenue from providing operational services to other satellite owners and from certain customers on our satellites. TT&C agreements entered into in connection with our satellite utilization contracts are typically for the period of the related service agreement. We recognize this revenue ratably over the term of the service agreement.

In-Orbit Backup Services. We provide back-up transponder capacity that is held on reserve for certain customers on agreed-upon terms. We recognize revenues for in-orbit protection services ratably over the term of the related agreement.

Revenue Share Arrangements. We recognize revenues under revenue share agreements for satellite-related services either on a gross or net basis in accordance with the principal versus agent considerations topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) or (the “Codification”) which provides guidance and specifies when an entity should report revenue gross as a principal versus net as an agent, depending on the nature of the specific contractual relationship.

Construction Program Management. Construction program management arrangements that extend beyond one year are accounted for in accordance with the Construction-Type and Production-Type Contracts topic of the Codification. We generally account for long-term, fixed price, development and production contracts under the percentage of completion method. We measure progress towards contract completion using the cost-to-cost method.

We may sell these products or services individually or in some combination to our customers. When these products and services are sold together, we account for the multiple elements under FASB ASC Topic 605-25, Revenue Recognition-Multiple Element Arrangements (“FASB ASC 605-25”). FASB ASC 605-25 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. We allocate revenue for transactions or collaborations that include multiple elements to each unit of accounting based on each element’s relative selling price, and recognize revenue for each unit of accounting when the applicable revenue recognition criteria have been met.

(d)	Fair Value Measurements

We estimate the fair value of our financial instruments using available market information and valuation methodologies. The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. FASB ASC 820 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date. We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, which are generally time deposits with banks and money market funds. The carrying amount of these investments approximates market value.

(f)	Receivables and Allowances for Doubtful Accounts

We provide satellite services and extend credit to numerous customers in the satellite communication, telecommunications and video markets. We monitor our exposure to credit losses and maintain allowances for doubtful accounts and anticipated losses. We believe we have adequate customer collateral and reserves to cover our exposure. If we determine that the collection of payments is not reasonably assured at the time the respective service is provided, we defer recognition of the revenue until we believe collection is reasonably assured or the payment is received.

(g)	Satellites and Other Property and Equipment

Satellites and other property and equipment are stated at historical cost, or in the case of certain satellites acquired, the fair value at the date of acquisition. Capitalized costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

We depreciate satellites and other property and equipment on a straight-line basis over the following estimated useful lives:

Years
Buildings and improvements	10 - 40
Satellites and related costs	11 - 17
Ground segment equipment and software	4 - 15
Furniture and fixtures and computer hardware	4 - 12
Leasehold improvements (1)	2 - 12

(1)	Leasehold improvements are depreciated over the shorter of the useful life of the improvement or the remaining lease term.

(h)	Other Assets

Other assets consist of investments in certain equity securities, unamortized debt issuance costs, long-term deposits, long-term receivables and other miscellaneous deferred charges and long-term assets. Debt issuance costs represent our costs incurred to secure debt financing, which are amortized to interest expense using the effective interest method over the life of the related indebtedness.

(i)	Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other (“FASB ASC 350”). Goodwill represents the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of identifiable net assets of businesses acquired. Goodwill and certain other intangible assets deemed to have indefinite lives are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. See Note 11—Goodwill and Other Intangible Assets.

Intangible assets arising from business combinations are initially recorded at fair value. We record other intangible assets at cost. We amortize intangible assets with determinable lives (consisting of backlog, customer relationships, and technologies) based on the expected pattern of consumption. We review these intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. See Note 11—Goodwill and Other Intangible Assets.

(j)	Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment and acquired intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. These indicators of impairment can include, but are not limited to, the following:

•	satellite anomalies, such as a partial or full loss of power;

•	under-performance of an asset compared to expectations; and

•	shortened useful lives due to changes in the way an asset is used or expected to be used.

The recoverability of an asset to be held and used is determined by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, we record an impairment charge in the amount by which the carrying amount of the asset exceeds its fair value, which we determine by either a quoted market price, if any, or a value determined by utilizing discounted cash flow techniques.

(k)	Income Taxes

We account for income taxes in accordance with FASB ASC Topic 740—Income Taxes. We are subject to income taxes in the United States as well as a number of other foreign jurisdictions. Significant judgment is required in the calculation of our tax provision and the resultant tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards.

We assess the likelihood that our deferred tax assets can be recovered. A valuation allowance is required when it is more likely than not that all or a portion of the deferred tax asset will not be realized. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets.

During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. We evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based solely on its technical merits and presuming the taxing authorities have full knowledge of the position and access to all relevant facts and information. When a tax position does not meet the more likely than not standard, we record a liability for the entire amount of the unrecognized tax benefit. Additionally, for those tax positions that are determined more likely than not to be sustainable, we measure the tax position at the largest amount of benefit more likely than not (determined by cumulative probability) to be realized upon settlement with the taxing authority.

(l)	Foreign Currency Translation

Our functional currency is the U.S. dollar, since substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Transactions not denominated in U.S. dollars have been translated using the spot rates of exchange at the dates of the transactions. We recognize differences on exchange arising on the settlement of the transactions denominated in currencies other than the U.S. dollar in the consolidated statement of operations.

(m)	Comprehensive Income

Comprehensive income consists of net income or loss and other gains and losses affecting shareholders’ equity that, under U.S. GAAP, are excluded from net income or loss. Such items consist primarily of the change in the market value of available-for-sale securities and pension liability adjustments.

(n)	Share-Based Compensation

Compensation cost is recognized based on the requirements of FASB ASC Topic 718, Compensation—Stock Compensation (“FASB ASC 718”), for all share-based awards granted.

Awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model for share options, a Monte Carlo simulation model for awards with market conditions, or the closing market price at the grant date for awards of shares or restricted shares units. For share-based awards recognized as liability awards prior to the IPO, we recorded compensation cost based on the fair value of such awards. The expense is recognized over the requisite service period, based on attainment of certain vesting requirements.

The determination of the value of certain awards requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. The Company’s expected volatility is based on the average volatility rates of similar actively-traded companies over the range of each award’s estimated expected term, which is based on the midpoint between the expected vesting time and the remaining contractual life. The risk-free rate is derived from the applicable Constant Maturity Treasury rate.

Prior to the IPO, we estimated the fair market value of our equity at each reporting period in order to properly record stock compensation expense. We estimated the fair market value using a combination of the income and market approaches, and allocated a 50% weighting to each approach. The income approach quantifies the future cash flows that we expect to achieve consistent with our annual business plan and forecasting processes. These future cash flows are discounted to their net present values using an estimated rate corresponding to a weighted average cost of capital. Our forecasted cash flows are subject to uncontrollable and unforeseen events that could positively or negatively impact economic and business conditions. The estimated weighted average cost of capital includes assumptions and estimates based upon interest rates, expected rates of return, and other risk factors that consider both historic data and expected future returns for comparable investments.

The market approach estimates fair value by applying trading multiples of enterprise value to EBITDA based on observed publicly traded comparable companies.

(o)	Deferred Satellite Performance Incentives

The cost of satellite construction may include an element of deferred consideration that we are obligated to pay to satellite manufacturers over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, we account for these payments as deferred financing. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. Interest expense is recognized on the deferred financing and the liability is reduced as the payments are made.

(p)	Derivative Instruments

We hold interest rate swaps, each of which were undesignated as of December 31, 2013. The swaps are marked-to-market quarterly with any change in fair value recorded as gains or losses on derivative financial instruments in our consolidated statements of operations.

(q)	Redeemable Noncontrolling Interest in Subsidiary

On October 5, 2012, we purchased from Convergence SPV Ltd (“Convergence Partners”) the remaining ownership interest in our New Dawn joint venture for $8.7 million, increasing our ownership from 74.9% to 100% (the “New Dawn Equity Purchase”). Prior to October 5, 2012, New Dawn was a majority owned subsidiary that was a joint venture investment with Convergence Partners. Convergence Partners had the ability to require us to buy its ownership interest at fair value subsequent to the operations of New Dawn’s assets for a period of time defined in the New Dawn Project Agreement. In accordance with the guidance provided in FASB ASC Topic 480, Distinguishing Liabilities from Equity (“FASB ASC 480”), regarding the classification and measurement of redeemable securities, we marked to market the fair value of the noncontrolling interest in New Dawn at each reporting period. Any changes in fair value were reflected as an adjustment to paid-in capital. As a result of the New Dawn Equity Purchase, we eliminated the redeemable noncontrolling interest of $8.7 million in the fourth quarter of 2012 in accordance with FASB ASC 480.

(r)	Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

(s)	New Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Beginning in the first quarter of 2013, entities are required to disclose the effect of reclassification of items out of accumulated other comprehensive income. The majority of our other comprehensive loss and our accumulated other comprehensive loss is related to our defined benefit retirement plans. Beginning in 2013, we have disclosed in Note 7—Retirement Plans and Other Retiree Benefits the effects of reclassifications out of accumulated comprehensive income on line items in our consolidated statement of operations.

In July 2013, the FASB issued ASU 2013-11, Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. Beginning in the first quarter of 2014, entities are required to present an unrecognized tax benefit, or a portion, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except under certain scenarios. The adoption of this update is not expected to have a material impact on our financial statements.

Note 3 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1,000,000,000 shares of any class with a nominal value of $0.01 per share. At December 31, 2013, there were 106.0 million common shares issued and outstanding and 3.5 million Series A Preferred Shares issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

Each Series A Preferred Share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A Preferred Share into common shares at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share, subject to anti-dilution adjustments.

Note 4 Net Loss per Share

Basic EPS is computed by dividing net loss attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

In connection with the IPO in April 2013, we issued 22,222,222 common shares and 3,450,000 Series A Preferred shares at public offering prices of $18.00 and $50.00 per share, respectively. Prior to the consummation of the IPO, our former Class A Shares and Class B Shares were reclassified into a single class of common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares (see Note 1–Background of Company–Initial Public Offering). The effect of these reclassifications on outstanding shares, potentially dilutive shares and EPS has been retroactively applied to all periods presented.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2014, in accordance with the terms of the Series A Preferred Shares. In 2013, we made payments of the first and second installments of the dividend totaling $1.51775 per share, reflecting dividends accrued during the period commencing on the date of Intelsat’s initial offering of preferred shares, April 23, 2013 and ending October 31, 2013. In January 2014, we announced a payment of the third installment of $0.71875 per share. The dividend was paid on February 3, 2014 to holders of record as of January 15, 2014.

The following table sets forth the computation of basic and diluted net loss per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Numerator:
Net loss	$(435,265)	$(149,498)	$(251,993)
Net income (loss) attributable to noncontrolling interest	1,106	(1,639)	(3,687)

Net loss attributable to Intelsat S.A.	(434,159)	(151,137)	(255,680)
Less: Preferred Shares dividends declared	—	—	(10,196)

Net loss attributable to common shareholders	$(434,159)	$(151,137)	$(265,876)

Denominator:
Basic weighted average shares outstanding (in millions)	83.0	83.0	98.5

Basic and diluted net loss per common share attributable to Intelsat S.A.	$(5.23)	$(1.82)	$(2.70)

Due to net losses in each of the periods presented, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The Company’s weighted average number of shares that could potentially dilute basic EPS in the future was 3.0 million, 2.9 million and 4.5 million (consisting of unvested common shares, restricted share units and options to purchase common shares) for the years ended December 31, 2011, 2012 and 2013, respectively. In addition, there were 9.6 million common shares resulting from the potential conversion of Series A Preferred Shares as of December 31, 2013, that could dilute EPS in future periods. There were 6.6 million weighted average common shares resulting from the potential conversion of Series A Preferred Shares for the year ended December 31, 2013, respectively, that could dilute basic EPS in future periods.

Note 5 Share-Based and Other Compensation Plans

On March 30, 2012, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Equity Plan”). The 2008 Equity Plan provides for a variety of equity-based awards with respect to former Class A Shares and Class B Shares, including non-qualified share options, incentive share options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted share awards, restricted share unit awards, share appreciation rights, phantom share awards and performance-based awards, and also with respect to former Class A Shares available for issuance pursuant to the vesting and / or exercise of certain options and restricted share awards granted under the Intelsat Holdings, Ltd. 2005 Share Incentive Plan. Prior to March 30, 2012, the 2008 Equity Plan provided for awards for shares of Intelsat Global S.A., then our ultimate parent, which adopted the 2008 Equity Plan in May 2009.

In connection with the IPO, in April 2013, we amended the 2008 Equity Plan to reflect the IPO Reorganization Transactions (see Note 1–Background of Company–Initial Public Offering). Consequently, the number of restricted shares and options along with the associated exercise prices has been retroactively revised to reflect the IPO Reorganization Transactions. We also granted certain shares and options under the amended plan. Further, certain repurchase rights that were included in various share-based compensation awards contractually expired. As a result, (i) certain awards have been deemed granted under the provisions of FASB ASC 718 and (ii) certain awards previously accounted for as liability awards are now treated as equity awards under the provisions of FASB ASC 718. Further, upon consummation of the IPO, anti-dilution options were granted to certain individuals in accordance with the existing terms of their side letters to a management shareholders agreement (the “Management Shareholders Agreement”).

The items described here and above resulted in a pre-tax charge of $21.3 million (the “IPO-Related Compensation Charges”), $2.4 million of which was included in direct costs of revenue and $18.9 million of which was included in selling, general and administrative expenses on our consolidated statement of operations for the year ended December 31, 2013.

Also, in connection with the IPO, in April 2013, our board of directors adopted the 2013 Equity Plan. The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units, other share-based awards and performance compensation awards. Under the 2013 Equity Plan, an aggregate of 10,000,000 common shares are available for awards (as defined in the 2013 Equity Plan). Following the IPO, no new awards may be granted under the 2008 Equity Plan except those granted in connection with the IPO Reorganization Transactions and completion of the IPO. Total shares available for future issuance under the 2013 Equity Plan were 8.0 million as of December 31, 2013.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. Compensation expense in 2013 also includes the IPO-Related Compensation Charges discussed above. During the years ended December 31, 2011, 2012 and 2013, we recorded compensation expense of $8.4 million, $4.8 million and $25.3 million, respectively.

Stock Options

Stock options expire 10 years from the date of grant and vest monthly over service periods ranging from two to five years.

Stock Option activity during 2013 was as follows:

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2013	2,799	$14.62
Granted (a)	925	24.36
Exercised	(380)	6.40
Cancelled (b)	(1,766)	18.00
Forfeited	(9)	27.00
Expired	(1)	27.00

Outstanding at December 31, 2013	1,568	$18.48	5.6	$9.3

Exercisable at December 31, 2013	1,144	$15.22	4.3	$9.2

(a)	Includes 0.4 million options granted to certain employees at a weighted average exercise price of $21.25 per option, which were deemed granted upon expiration of certain repurchase provisions in connection with the IPO.
(b)	In connection with the IPO, the unvested portion of certain options based on performance were cancelled and forfeited and new grants of time-based restricted share units (“RSUs”) and options were awarded.

We measure the fair value of stock options at the date of grant using a Black-Scholes option pricing model. The weighted average grant date fair value of options granted during the year ended December 31, 2013 was $7.85. The following assumptions were used in estimating the fair value of options using the Black-Scholes option pricing model during the year ended December 31, 2013: risk-free interest rates of 0.6%; dividend yields of 0.0%; expected volatility of 59.4%; and expected life of 4 years.

Due to certain repurchase provisions, stock option awards granted to certain employees were classified as liability awards prior to the IPO. The weighted average fair value of these liability awards was $21.21 and $19.31 as of December 31, 2011 and 2012, respectively. Prior to the IPO, the fair value of these liability awards was measured using estimates of enterprise value based on a combination of income and market approach valuation techniques.

Further, certain options granted to employees (other than certain executives) were deemed not granted and therefore, no compensation expense was recorded on vesting of these options. However, in the event of voluntary termination by the employee and other defined circumstances, these options could be repurchased at the lesser of fair market value and the exercise price.

There were no exercises of stock options during the years ended December 31, 2011 and 2012. The total intrinsic value of stock options exercised during the year ended December 31, 2013 was $5.6 million. As of December 31, 2013, there was $3.4 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of 2 years.

During the years ended December 31, 2011, 2012 and 2013, we recorded compensation expense associated with stock option awards of $3.8 million, a credit of $0.1 million and a credit of $0.4 million, respectively. During the year ended December 31, 2013, we received cash of $2.4 million from the exercise of stock options.

Anti-Dilution Options

In connection with the IPO Reorganization Transactions and upon consummation of the IPO, options were granted to certain individuals in accordance with the existing terms of their side letters to the Management Shareholders Agreement, which, when taken together with the common shares received in connection with the reclassification of our outstanding former Class B Shares, preserved their ownership interests represented by their outstanding former Class B Shares immediately prior to the reclassification.

These options expire five years from the date of grant except for options granted to one of the individuals, whose options expire 18 months from the date of grant.

Anti-Dilution Option activity during 2013 was as follows:

	Number of Anti- Dilution Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2013	—	$—
Granted	2,423	18.00
Exercised	(20)	18.00
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2013	2,403	$18.00	3.6	$10.9

Exercisable at December 31, 2013	2,403	$18.00	3.6	$10.9

We measured the fair value of anti-dilution option grants at the date of grant using a Black-Scholes option pricing model. The weighted average grant date fair value of anti-dilution options granted during the year ended December 31, 2013 was $5.97. The following assumptions were used in estimating the fair value of options using the Black-Scholes option pricing model during the year ended December 31, 2013: risk-free interest rates of 0.3%; dividend yields of 0.0%; expected volatility of 60.8%; and expected life of 2 years. No grants of anti-dilution options were made during the years ended December 31, 2011 and 2012.

The total intrinsic value of anti-dilution options exercised during the years ended December 31, 2013 was $0.1 million. All anti-dilution options were fully vested as of December 31, 2013. During the year ended December 31 2013, we recorded compensation expense associated with anti-dilution option awards of $14.5 million and received cash of $0.4 million from the exercise of anti-dilution options.

Time-based RSUs

Time-based RSUs vest over periods ranging from six months to three years from the date of grant.

Time-based RSUs activity during 2013 was as follows:

	Number of Time-based RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2013	—	$—
Granted (a)	964	20.13
Vested	(123)	20.00
Forfeited	(24)	20.10

Outstanding at December 31, 2013	817	$20.15	1.8	$18.4

(a)	Includes time-based RSUs granted in consideration of the cancellation and forfeiture of certain unvested performance options under the 2008 Equity Plan, as discussed above.

The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the year ended December 31, 2013 was $20.13. There were no such grants during the years ended December 31, 2011 and 2012. The total intrinsic value of time-based RSUs vested during the year ended December 31, 2013 was $2.5 million. As of December 31, 2013, there was $13.2 million of total unrecognized compensation cost related to unvested time-based RSUs, which is expected to be recognized over a weighted average period of 2 years.

During the year ended December 31, 2013, we recorded compensation expense associated with these time-based RSUs of $5.7 million.

Performance-based RSUs

Performance-based RSUs vest after three years from the date of grant upon achievement of certain performance conditions. Two-thirds of these grants are subject to vesting upon achievement of an adjusted EBITDA target. The remaining one-third of these grants is subject to vesting upon achievement of a relative shareholder return (“RSR”), which is based on the Company’s relative shareholder return percentile ranking versus the S&P 900 Index target.

Performance-based RSUs activity during 2013 was as follows:

	Number of Performance- based RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2013	—	$—
Granted	566	21.96
Vested	—	—
Forfeited	(16)	21.96

Outstanding at December 31, 2013	550	$21.96	2.2	$12.4

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the award based on an adjusted EBITDA target) and a Monte Carlo simulation model (to measure the award based on an RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the year ended December 31, 2013 was $21.96. There were no performance-based RSU grants during the years ended December 31, 2011 and 2012. As of December 31, 2013, there was $3.6 million of total unrecognized compensation cost related to unvested performance-based RSUs, which is expected to be recognized over a weighted average period of 2 years.

Achievement of the adjusted EBITDA target is not currently considered probable, therefore, no compensation cost associated with these awards (based on the adjusted EBITDA condition) has been recognized during the year ended December 31, 2013. We recorded compensation expense associated with the performance-based RSUs (based on the RSR condition) of $1.1 million during the year ended December 31, 2013.

Restricted Shares

Restricted shares vest over periods from six months to five years from the date of grant.

Restricted Shares activity during 2013 was as follows:

	Number of Restricted Shares (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Non-vested at January 1, 2013	8	$151.32
Granted (a)	177	18.00
Vested	(184)	23.94
Forfeited	(1)	18.00

Non-vested at December 31, 2013	—	$—	—	$—

(a)	Includes 0.1 million shares granted to certain employees which were deemed granted upon expiration of certain repurchase provisions in connection with the IPO.

Prior to the IPO, due to certain repurchase provisions, certain restricted shares granted to employees (other than certain executives) were deemed not granted and accordingly, no compensation cost was recorded for vesting of these awards. However, in the event of voluntary termination by the employee and other defined circumstances, these awards could be repurchased by the Company. In connection with the IPO, the repurchase provisions that were included in the restricted share grant agreements held by other awardees contractually expired, and these awards are now classified as equity awards and were recorded at the IPO common share offering price of $18.00 per share.

Prior to the IPO, the fair value of restricted shares granted to certain executives was based on an estimate of fair value using a combination of income and market approaches. Following the IPO, the fair value of restricted shares is the market price of our common shares on the date of grant.

There were no grants of restricted shares during the years ended December 31, 2011 and 2012. The total intrinsic value of restricted shares vested during the year ended December 31, 2013 was $4.2 million.

During the years ended December 31, 2011, 2012 and 2013, we recorded compensation expense associated with restricted shares of $4.6 million, $4.8 million and $4.5 million, respectively.

Note 6 Fair Value Measurements

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 12—Long-Term Debt). We did not have transfers between Level 1 and Level 2 fair value measurements during the year ended December 31, 2013.

		Fair Value Measurements at December 31, 2012
Description	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets
Marketable securities(1)	$5,613	$5,613	$—

Total assets	$5,613	$5,613	$—

Liabilities
Undesignated interest rate swaps(2)	$74,564	$—	$74,564

Total liabilities	$74,564	$—	$74,564

		Fair Value Measurements at December 31, 2013
Description	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets
Marketable securities(1)	$6,036	$6,036	$—

Total assets	$6,036	$6,036	$—

Liabilities
Undesignated interest rate swaps(2)	$48,819	$—	$48,819

Total liabilities	$48,819	$—	$48,819

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.5 million at December 31, 2012 and $5.3 million at December 31, 2013. We sold marketable securities with a cost basis of $0.1 million during the year ended December 31, 2013 and recorded a gain on the sale of $0.5 million, which was included within other expense, net in our consolidated statement of operations.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Note 7 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, we provide postretirement medical benefits to certain current retirees who meet the criteria under our medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we complete our annual valuation. During the year ended December 31, 2013, we made cash contributions to the defined benefit retirement plan of $32.0 million. We anticipate that our contributions to the defined benefit retirement plan in 2014 will be approximately $27.6 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2014 will be approximately $4.4 million.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our consolidated statements of operations. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

Year Ended December 31, 2013
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(63)
Selling, general and administrative	(44)

Total	(107)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	7,302
Selling, general and administrative	5,018

Total	12,320

Realized loss on investments included in:
Other expense, net	123

Total	$123

Reconciliation of Funded Status and Accumulated Benefit Obligation. Expenses for our defined benefit retirement plan and for postretirement medical benefits that are provided under our medical plan are developed from actuarial valuations. The following summarizes the projected benefit obligations, plan assets and funded status of the defined benefit retirement plan, as well as the projected benefit obligations of the postretirement medical benefits provided under our medical plan (in thousands, except percentages):

	Year Ended December 31, 2012		Year Ended December 31, 2013
		Other Post-		Other Post-
	Pension	retirement	Pension	retirement
	Benefits	Benefits	Benefits	Benefits
Change in benefit obligation
Benefit obligation at beginning of period	$436,102	$110,737	$473,975	$107,704
Service cost	3,211	354	3,318	293
Interest cost	19,061	4,959	18,244	4,295
Employee contributions	—	365	—	443
Benefits paid	(21,668)	(3,873)	(21,294)	(3,853)
Plan amendments	—	—	—	797
Actuarial (gain) loss	37,269	(4,838)	(46,334)	(14,364)

Benefit obligation at end of period	$473,975	$107,704	$427,909	$95,315

Change in plan assets
Plan assets at beginning of period	$236,793	$—	$278,384	$—
Employer contributions	30,110	3,508	31,989	3,410
Employee contributions	—	365	—	443
Actual return on plan assets	33,149	—	33,097	—
Benefits paid	(21,668)	(3,873)	(21,294)	(3,853)

Plan assets at fair value at end of period	$278,384	$—	$322,176	$—

Accrued benefit costs and funded status of the plans	$(195,591)	$(107,704)	$(105,733)	$(95,315)

Accumulated benefit obligation	$462,995		$418,710

Weighted average assumptions used to determine accumulated benefit obligation and accrued benefit costs
Discount rate	3.98%	4.04%	4.83%	4.90%
Salary rate	3.25%	—	3.25%	—

Weighted average assumptions used to determine net periodic benefit costs
Discount rate	4.51%	4.57%	3.98%	4.04%
Expected rate of return on plan assets	8.0%	—	7.8%	—
Rate of compensation increase	3.25%	—	3.25%	—

Amounts in accumulated other comprehensive loss recognized in net periodic benefit cost
Actuarial loss, net of tax	$4,729	$449	$12,094	$226
Prior service credits, net of tax	$(110)	$—	$(107)	$—

Total	$4,619	$449	$11,987	$226

Amounts in accumulated other comprehensive loss not yet recognized in net periodic benefit cost
Actuarial loss, net of tax	$110,389	$10,160	$62,234	$923
Prior service credits, net of tax	(607)	—	(500)	—

Total	$109,782	$10,160	$61,734	$923

Amounts in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in the subsequent year
Actuarial loss	$(19,423)	$(362)	$(10,319)	$—
Prior service credits	172	—	172	—

Total	$(19,251)	$(362)	$(10,147)	$—

Our benefit obligations are matched to a yield curve that is derived from the monthly bid-price data of bonds that are rated high grade by either Moody’s Investor Service or Standard and Poor’s Rating Services. The bond types included are noncallable bonds, private placement bonds that are traded among qualified institutional buyers and are at least two years from date of issuance, bonds with a make-whole provision, and bonds issued by foreign corporations that are denominated in U.S. dollars. Excluded are bonds that are callable, sinkable and putable as well as those for which the quoted yield-to-maturity is zero. Using the bonds from this universe that have a yield higher than the regression mean yield curve, regression analysis is used to determine the best-fitting curve, which gives a good fit to the data at both long and short maturities. The resulting regressed coupon yield curve is smoothly continuous along its entire length and represents an unbiased average of the observed market data.

Interest rates used in these valuations are key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, which are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan. Our pension plan assets are managed in accordance with an investment policy adopted by the pension committee, as discussed below.

Plan Assets. The investment policy of the Plan includes target allocation percentages of approximately 47% for investments in equity securities (31% U.S. equities and 16% non-U.S. equities), 38% for investments in fixed income securities and 15% for investments in other securities, which is broken down further into 10% for investments in hedge fund of funds and 5% for investments in real estate fund of funds. Plan assets include investments in both U.S. and non-U.S. equity funds. Fixed income investments include a U.S. government securities fund, a short duration bond fund, a high yield bond fund and an emerging markets debt fund. The funds in which the plan’s assets are invested are institutionally managed and have diversified exposures into multiple asset classes implemented with over 90 investment managers. The guidelines and objectives of the funds are congruent with the Intelsat investment policy statement.

The target and actual asset allocation of our pension plan assets were as follows:

	As of December 31, 2012		As of December 31, 2013
	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Asset Category
Equity securities	38%	39%	47%	50%
Debt securities	47%	46%	38%	36%
Other securities	15%	15%	15%	14%

Total	100%	100%	100%	100%

The fair values of our pension plan assets by asset category are as follows (in thousands):

	Fair Value Measurements at December 31, 2012	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Asset Category
Equity Securities
U.S. Large-Cap (1)	$53,874	$83,116
U.S. Small/Mid-Cap (2)	15,676	24,857
World Equity Ex-US (3)	38,098	53,367
Fixed Income Securities
Long Duration Bonds (4)	82,416	—
Short Duration Bonds (5)	—	61,388
High Yield Bonds (6)	10,889	14,282
Emerging Market Fixed income (Non-US) (7)	8,024	9,633
Core Fixed Income (8)	27,492	29,844
Other Securities
Hedge Funds (9)	28,006	29,766
Core Property Fund (10)	13,909	15,747
Income earned but not yet received	—	176

Total	$278,384	$322,176

(1)	US large cap equity fund invests primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.
(2)	US small/mid cap equity fund invests primarily in a portfolio of common stocks included in the Russell 2500 Index.
(3)	World equity ex-US fund invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.
(4)	Long duration bond fund seeks to duplicate the return characteristics of high quality corporate bonds with a duration range of 10-13 years. The fund’s investment strategy is designed to aid corporate pension plans with asset and liability management in order to reduce funding status volatility caused by changes in interest rates.

(5)	Short duration bond fund includes the Ultra Short Duration Bond fund and Opportunistic Income fund. The Ultra Short Duration Bond invests at least 80% of its net assets in investment grade U.S. dollar denominated debt instruments. While the funds may invest in securities with any maturity or duration, the funds will maintain a portfolio duration range of 18 months or less under normal market conditions. The Opportunistic Income fund invests primarily in a diversified portfolio of investment grade and non-investment grade fixed-income securities. There are no restrictions on the maturity of any individual securities or on the fund’s average portfolio maturity, although the average portfolio duration will typically vary between 0-24 months.
(6)	High yield bond fund seeks to maximize return by investing primarily in a diversified portfolio of higher yielding, lower rated fixed income securities. The fund will invest primarily in securities rated below investment grade, including corporate bonds, convertible and preferred securities and zero coupon obligations.
(7)	Emerging markets debt fund seeks to maximize return investing in fixed income securities of emerging markets issuers. The fund will invest primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging market countries, as well as entities organized to restructure the outstanding debt of such issuers.
(8)	Core fixed income fund invests in fixed-income funds which seek to provide current income consistent with the preservation of capital.
(9)	Hedge funds seek to provide returns that are different from (less correlated with) investments in more traditional asset classes. The funds will pursue their investment objectives by investing substantially all of their assets in various hedge funds.
(10)	Core property fund is a fund of funds that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets.

Net periodic pension benefit costs included the following components (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013

Service cost	$3,102	$3,211	$3,318
Interest cost	20,058	19,061	18,244
Expected return on plan assets	(19,729)	(20,562)	(21,263)
Amortization of unrecognized prior service credits	(172)	(172)	(172)
Amortization of unrecognized net loss	6,862	13,990	19,423

Total benefit	$10,121	$15,528	$19,550

We had accrued benefit costs at December 31, 2012 and 2013 of $195.6 million and $105.7 million, respectively, related to the pension benefits, of which $0.6 million was recorded within other current liabilities for both respective periods and $195.0 million and $105.1 million was recorded in other long-term liabilities, respectively. Additionally, we had accrued benefit costs at December 31, 2012 and 2013 related to the other postretirement benefits of $107.7 million and $95.3 million, respectively, of which $4.3 million and $4.4 million was recorded in other current liabilities, respectively, and $103.4 million and $90.9 million was recorded in other long-term liabilities, respectively.

Net periodic other postretirement benefit costs included the following components (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Service cost	$452	$354	$293
Interest cost	5,069	4,959	4,295
Plan amendment	—	—	797
Amortization of unrecognized net loss	—	687	362

Total costs	$5,521	$6,000	$5,747

Depending upon our actual future health care claims, our actual costs may vary significantly from those projected above. As of December 31, 2012 and December 31, 2013, the assumed health care cost trend rate was 8.1% and 7.7%, respectively. This rate is assumed to decrease gradually to 4.5% by the year 2030 and to remain at that level of annual increase thereafter. Increasing the assumed health care cost trend rate by 1% each year would increase the other postretirement benefits obligation as of December 31, 2013 by $9.6 million. Decreasing this trend rate by 1% each year would reduce the other postretirement benefits obligation as of December 31, 2013 by $8.2 million. A 1% increase in the assumed health care cost trend rate would have increased the net periodic other postretirement benefits cost by $0.5 million and a 1% decrease would have decreased the cost by $0.4 million for 2013.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows (in thousands):

	Pension Benefits	Other Post-retirement Benefits
2014	$31,626	$4,421
2015	27,053	4,813
2016	28,372	5,195
2017	28,768	5,567
2018	28,366	5,918
2019 to 2023	149,655	33,495

Total	$293,840	$59,409

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $8.0 million, $7.9 million and $5.4 million for the years ended December 31, 2011, 2012 and 2013, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 8 Receivables

Receivables were comprised of the following (in thousands):

	As of December 31, 2012	As of December 31, 2013
Service charges:
Billed	$276,637	$247,655
Unbilled	9,840	8,260
Other	19,320	15,720
Allowance for doubtful accounts	(23,583)	(35,288)

Total	$282,214	$236,347

Unbilled service charges represent amounts earned and accrued as receivables from customers for services rendered prior to the end of the reporting period. Unbilled service charges are expected to be billed and collected within twelve months of the respective balance sheet date. Other receivables as of December 31, 2012 and 2013 included a $12.2 million receivable from JSAT International, Inc. (“JSAT”), with which we have a joint venture (see Note 10(a) —Investments—Horizons Holdings) in each of the years ended 2012 and 2013.

Note 9 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2012	As of December 31, 2013
Satellites and launch vehicles	$8,700,926	$8,628,596
Information systems and ground segment	524,285	559,250
Buildings and other	195,672	203,839

Total cost	9,420,883	9,391,685
Less: accumulated depreciation	(3,065,691)	(3,586,145)

Total	$6,355,192	$5,805,540

Satellites and other property and equipment, net as of December 31, 2012 and 2013 included construction-in-progress of $0.7 billion and $0.8 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $117.4 million and $44.8 million were capitalized during the years ended December 31, 2012 and 2013, respectively. Additionally, we recorded depreciation expense of $664.0 million, $673.1 million and $654.3 million during the years ended December 31, 2011, 2012 and 2013, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts provides that such contract may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Satellite Launches

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and we received $406.2 million of insurance proceeds during the year ended December 31, 2013. Accounting for insured losses of fixed assets is governed by FASB ASC Topic 605-40, Revenue Recognition—Gains and Losses (“FASB ASC 605-40”). In accordance with FASB ASC 605-40, we recognized the surplus of insurance proceeds received over the $396.6 million book value of the IS-27 satellite and its related assets and recorded a $9.6 million gain, which is reflected as a gain on satellite insurance recoveries on our consolidated statements of operations for the year ended December 31, 2013. These proceeds were used to redeem $366.4 million aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/4% Senior Notes due 2017 (the “2017 Senior Notes”). See Note 12—Long-Term Debt for further discussion.

(c) IS-19 Partial Loss Claim

On June 1, 2012, our IS-19 satellite experienced damage to its south solar array during launch operations. Although both solar arrays are deployed, the power available to the satellite is less than required to operate at 100% of the payload capacity. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We filed a partial loss claim with our insurers related to the IS-19 solar array anomaly. As of December 31, 2013, all $84.8 million of the insurance proceeds from the partial loss claim had been received.

(d) Sale of U.S. Administrative Headquarters Building

On October 5, 2012, we completed the sale of our U.S. administrative headquarters office building in Washington, D.C. (the “U.S. Administrative Headquarters Property”), and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property to the purchaser for a price of $85.0 million in cash. The sale resulted in a pre-tax gain of $12.8 million included within other income, net in our consolidated statement of operations. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. On November 30, 2012, we entered into an agreement to lease approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a building that is in the process of being constructed (the “New U.S. Administrative Headquarters”). The lease is for a term of 15 years. We expect to occupy the space in the New U.S. Administrative Headquarters beginning in mid-2014. In December 2013, we signed an Amendment to the lease increasing the total square footage to 211,687 square feet being leased and that will allow the relocation of our Intelsat General Corporation office to the same facility in 2014.

(e) Satellite Health

Our satellite fleet is diversified by manufacturer and satellite type, and as a result, our fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet, or provided capacity that we purchased from other satellite operators.

Significant Anomalies

On November 28, 2004, our Galaxy 27 satellite experienced a sudden anomaly in its north electrical distribution system which resulted in the loss of control of the satellite and the interruption of customer services on the satellite. Galaxy 27 is a FS 1300 series satellite manufactured by Space Systems/Loral, Inc. (“SS/L”). Our engineers were able to regain command and control of Galaxy 27, and it was placed back in service, with reduced payload capacity, following operational testing. We have determined that the north electrical distribution system on Galaxy 27 and the communications capacity associated with it are not operational, and the satellite has lost redundancy in nearly all of its components. As a result, Galaxy 27 faces an increased risk of loss in the future. As of December 31, 2013, a substantial subset of Galaxy 27’s transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. As of December 31, 2013, Galaxy 27 is kept in inclined orbit.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2013 we operated one other satellite in the LM 7000 series, IS-805, which remains in a primary orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellite, the risk of any individual satellite having a similar anomaly is low.

On September 21, 2006, our IS-802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite. A substantial subset of transponders on IS-802 were subsequently reactivated and operated normally until the end of its service life in September 2010, when it was decommissioned. The anomaly review board that we established with Lockheed Martin Corporation to investigate the cause of the anomaly concluded that the IS-802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom. The anomaly review board found that this anomaly was significantly different from previous LM 7000 series spacecraft failures and was the first failure of this type on a solar array of the LM 7000 series. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On June 29, 2008, our Galaxy 26 satellite experienced a sudden and unexpected electrical distribution anomaly causing the loss of a substantial portion of the satellite power generating capability and resulting in the interruption of some of the customer services on the satellite. Galaxy 26 is also a FS 1300 series satellite. Certain transponders continue to operate normally. However, the anomaly resulted in a reduction to the estimated remaining useful life of the satellite.

With respect to both the Galaxy 27 and Galaxy 26 anomalies, the failure review boards that we established with SS/L identified the likely root cause of the anomalies as a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. The design flaw also exists on IS-8. This satellite has been in service since November 1998 and has not experienced an electrical system anomaly. Along with the manufacturer, we continually monitor this problem. Traffic on IS-8 was transferred to IS-19 in 2012, and IS-8 has been relocated to 169°E, where it provides normal service.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we began diagnostic testing and uploading of software updates that protect against future anomalies of this type. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

Subsequent to the launch of the IS-28 satellite on April 22, 2011, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. A failure review board was established to determine the cause of the anomaly. The failure review board completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism and prevented the deployment of the C-band antenna. Despite the C-band antenna reflector anomaly, the Ku-band antenna reflector deployed and that portion of the satellite is operating as planned. In June 2011, the satellite entered into service.

The IS-28 satellite and its operations were financed primarily with non-recourse debt through a joint venture in which we were the majority shareholder (see Note 10(b)—Investments—New Dawn). The New Dawn joint venture filed a partial loss claim with its insurers, relating to the C-band antenna reflector anomaly. The claim was finalized and agreed to during 2011, resulting in total insurance recoveries of $118.0 million received. New Dawn’s debt agreements provided that all or most of the proceeds of the insurance claim were to be used to pay down New Dawn’s debt and a portion of the associated interest rate swap. In July 2012, the proceeds of the insurance claim were used to prepay a portion of New Dawn’s debt, along with the associated interest and fees, and to settle the notional amount of a portion of the associated interest rate swaps.

During launch operations of IS-19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by SS/L and Sea Launch to investigate the solar array deployment anomaly. The IOB concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly. We received $84.8 million of insurance proceeds related to the claim in 2013. As planned, IS-19 followed IS-8 at 166°E, in August 2012.

In accordance with our policy and the guidance provided for under FASB ASC 360, we review our long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The recoverability of an asset or asset group held and used is measured by a comparison of the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. When a satellite experiences an anomaly or other health related issues, we believe the lowest level of identifiable cash flows exists at the individual satellite level. Accordingly, in 2011 and 2012, we performed impairment reviews of our IS-28 and IS-19 satellites and determined that there was no impairment of the carrying amount of the assets due to the expected cash flows to be generated by the operational payloads over the satellites’ expected useful lives.

Other Anomalies

We have also identified three other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the on-board satellite control processor (“SCP”) in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites; and

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites.

SCP Failures. Many of our satellites use an on-board SCP to provide automatic on-board control of many operational functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure of the primary SCP. Certain BSS 601 satellites have experienced SCP failures. The risk of SCP failure appears to decline as these satellites age.

As of December 31, 2013, we operated one BSS 601 satellite, IS-26. This satellite was identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

BSS 601 HP XIPS. The BSS 601 HP satellite uses XIPS as its primary propulsion system. There are two separate XIPS systems on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely chemical propulsion system as a backup to the XIPS system. As a result, the failure of a XIPS on a BSS 601 HP typically would have no effect on the satellite’s performance or its operating life. However, the failure of both XIPS would require the use of the backup chemical propulsion system, which could result in a shorter operating life for the satellite depending on the amount of chemical propellant remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

As of December 31, 2013, we operated four BSS 601 HP satellites, IS-5, IS-9, IS-10 and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 lost redundancy of the North XIPS system while full redundancy still exists on the South thruster pair. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS systems and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacement by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

BSS 702 Solar Arrays. All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

As of December 31, 2013, we operated three BSS 702 satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the second quarter of 2019 and IS-1R’s estimated end of service life is in the third quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and IS-1R was redeployed following its replacement by IS-14. The third BSS 702 satellite that we operated as of December 31, 2013, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

Note 10 Investments

We have ownership interests in two entities which met the criteria of a VIE, Horizons Satellite Holdings, LLC (“Horizons Holdings”) and WP Com, S. de R.L. de C.V. (“WP Com”). We had a greater than 50% controlling ownership and voting interest in New Dawn and therefore consolidated the New Dawn joint venture. In October 2012, we purchased the remaining ownership interest in New Dawn. Horizons Holdings, as well as WP Com, are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

(a) Horizons Holdings

We have a joint venture with JSAT. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement (the “Horizons 2 Loan Agreement”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets and liabilities of Horizons Holdings were $136.2 million and $49.2 million as of December 31, 2012, respectively, and $101.7 million and $24.6 million as of December 31, 2013, respectively.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in early 2012. This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. We assess this guarantee on a quarterly basis, and in the year ended December 31, 2013 we recorded an expense of $9.0 million related to the guarantee, in addition to $5.6 million previously accrued in 2012. The expense was included in direct costs of revenue in our consolidated statement of operations for the year ended December 31, 2013. In connection with the guarantee, $4.8 million was paid during 2013 and $9.1 million is the remaining amount we expect to pay over the period of the guarantee. Of the total expected remaining liability of $9.1 million, $5.6 million was included within accounts payable and accrued liabilities and $3.5 million was included within other long-term liabilities on our consolidated balance sheet at December 31, 2013. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $3.6 million and $7.1 million as of December 31, 2012 and December 31, 2013, respectively.

In connection with the Horizons Holdings investment in Horizons-2, we entered into a capital contribution and subscription agreement with JSAT in August 2005, which requires both us and JSAT to fund 50% of the amount due from Horizons Holdings under the Horizons 2 Loan Agreement. As of December 31, 2013, we had a receivable of $12.2 million from JSAT representing the total remaining future payments to be received from JSAT to fund their portion of the amount due under the Horizons 2 Loan Agreement. This amount is included in receivables, net on our consolidated balance sheet as of December 31, 2013.

(b) New Dawn

In June 2008, we entered into a project and shareholders’ agreement (the “New Dawn Project Agreement”) with Convergence SPV, Ltd. (“Convergence Partners”) pursuant to which New Dawn, a Mauritius company in which we had a 74.9% indirect ownership interest and Convergence Partners had a 25.1% noncontrolling ownership interest, launched a satellite in April 2011 to provide satellite transponder services to customers in Africa. On October 5, 2012, we purchased from Convergence Partners the remaining ownership interest in New Dawn for $8.7 million, increasing our ownership from 74.9% to 100% (the “New Dawn Equity Purchase”). Prior to the New Dawn Equity Purchase we consolidated New Dawn within our financial statements, net of eliminating entries, but we also accounted for the percentage interest in New Dawn owned by Convergence Partners as a noncontrolling interest according to the guidance provided under FASB ASC 480 specifically related to the classification and measurement of redeemable securities. As a result of the New Dawn Equity Purchase in 2012, we eliminated the redeemable noncontrolling interest of $8.7 million in accordance with FASB ASC 480.

(c) WP Com

We have a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com, S. de R.L. de C.V. We own 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owns the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which is owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico and Ecuador. Profits and losses of WP Com are allocated to the joint venture partners based upon the voting equity shares.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We have concluded that we are the primary beneficiary because we influence the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. Furthermore, we have modified our pricing for these services to ensure that PAS de Mexico continues to operate in the Mexican market. Corporativo does not fund any of the operating expenses of PAS de Mexico. Thus, we consolidate WP Com within our consolidated financial statements and we account for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest, which is included in the equity section of our consolidated balance sheet in accordance with FASB ASC 810.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2012	$(1,198,885)	$50,926	$(1,147,959)
Net income (loss)	(151,137)	3,582	(147,555)
Dividends paid to noncontrolling interests	—	(8,838)	(8,838)
Mark to market adjustment for redeemable noncontrolling interest	(7,663)	—	(7,663)
Vesting of equity awards of certain executive officers	6,825	—	6,825
Postretirement/pension liability adjustment	(7,288)	—	(7,288)
Other comprehensive income	388	—	388

Balance at December 31, 2012	$(1,357,760)	$45,670	$(1,312,090)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2013	$(1,357,760)	$45,670	$(1,312,090)
Net income (loss)	(255,680)	3,687	(251,993)
Dividends paid to noncontrolling interests	—	(8,671)	(8,671)
Initial public offering, net of costs	542,796	—	542,796
Change in classification of certain equity awards	18,899	—	18,899
Share-based compensation	28,553	—	28,553
Declaration of preferred stock dividend	(10,196)	—	(10,196)
Postretirement/pension liability adjustment	57,283	—	57,283
Other comprehensive income	752	—	752

Balance at December 31, 2013	$(975,353)	$40,686	$(934,667)

Note 11 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2012	As of December 31, 2013
Goodwill	$6,780,827	$6,780,827
Orbital locations	2,387,700	2,387,700
Trade name	70,400	70,400

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC 350, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The following is a discussion of our impairment analysis and methodology:

(a) Goodwill

We are required to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test.

In accordance with ASU 2011-08, we first assess qualitative factors to determine whether it is more likely than not (that is, there is a likelihood of more than 50%) that the fair value of our reporting unit is less than its carrying amount. We make our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events. Based on our examination of these qualitative factors, we concluded that there was not a likelihood of more than 50% that the fair value of our reporting unit was less than its carrying value; therefore, no further testing of goodwill was required.

The assessment of qualitative factors requires significant judgment. Alternative interpretations of the qualitative factors could have resulted in a different conclusion as to whether it was not more likely than not that the fair value of our reporting unit was less than its carrying value. A different conclusion would require a more detailed quantitative analysis to be performed, which could, in future years, result in an impairment charge for goodwill.

(b) Orbital Locations, Trade Name and other Indefinite-Lived Intangible Assets

Orbital Locations. Intelsat is authorized by governments to operate satellites at certain orbital locations—i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 35,800 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the ITU, a sub-organization of the United Nations. We will continue to have rights to operate at our orbital locations so long as we maintain our authorizations to do so. See “Part I—Item 3D—Risk Factors—Risk Factors Relating to Regulation”.

Our rights to operate at orbital locations can be used and sold individually; however, since satellites and customers can be and are moved from one orbital location to another, our rights are used in conjunction with each other as a network that can change to meet the changing needs of our customers and market demands. Due to the interchangeable nature of orbital locations, the aggregate value of all of the orbital locations is used to measure the extent of impairment, if any.

We determined the estimated fair value of our rights to operate at orbital locations using the build-up method to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the rights were expected to generate revenue, we assigned a value based upon independent source data for recent transactions of similar orbital locations, which are all considered Level 3 inputs within the fair value hierarchy under FASB ASC 820. We updated our analysis of our orbital locations in the fourth quarter of 2013, and concluded there is no impairment.

Trade name. We have implemented the relief from royalty method to determine the estimated fair value of the Intelsat trade name. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate utilized in the relief from royalty approach, we considered comparable license agreements, operating earnings benchmark rule of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors, which are all considered Level 3 inputs within the fair value hierarchy under FASB ASC 820. Based on our analysis, the fair value of the Intelsat trade name as of the year ended December 2013 was not impaired.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31, 2012			As of December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(520,204)	$223,556	$743,760	$(575,045)	$168,715
Customer relationships	534,030	(106,499)	427,531	534,030	(133,970)	400,060
Technology	2,700	(2,700)	—	2,700	(2,700)	—

Total	$1,280,490	$(629,403)	$651,087	$1,280,490	$(711,715)	$568,775

Intangible assets are amortized based on the expected pattern of consumption. As of December 31, 2013, backlog and other and customer relationships had weighted-average useful lives of four years and thirteen years, respectively. We recorded amortization expense of $105.5 million, $91.8 million and $82.3 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Scheduled amortization charges for the intangible assets over the next five years are as follows (in thousands):

Year	Amount
2014	$68,231
2015	60,215
2016	48,491
2017	42,254
2018	38,481

In accordance with FASB ASC 350, we are required to disclose on an interim and annual basis our policy related to the renewal or extension of the term of our intangible assets. Our policy is to expense all costs incurred to renew or extend the terms of our intangible assets. The renewal expenses for the years ended December 31, 2011, 2012 and 2013 were immaterial to our consolidated results of operations.

Note 12 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2012		As of December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat S.A.:
Notes payable to former employee shareholders	$739	$739	$—	$—

Total Intelsat S.A. obligations	739	739	—	—

Intelsat Investment Holdings S.á r.l.:
Notes payable to former employee shareholders	129	129	—	—

Total Intelsat Investment Holdings S.á r.l. obligations	129	129	—	—

Intelsat Investments S.A.:
6.5% Senior Notes due November 2013	353,550	367,268	—	—
Unamortized discount on 6.5% Senior Notes	(25,312)	—	—	—

Total Intelsat Investments S.A. obligations	328,238	367,268	—	—

Intelsat Luxembourg:
11.25% Senior Notes due February 2017	2,805,000	2,966,288	—	—
11.5% / 12.5% Senior PIK Election Notes due February 2017	2,502,986	2,653,165	—	—
6.75% Senior Notes due June 2018	—	—	500,000	530,000
7.75% Senior Notes due June 2021	—	—	2,000,000	2,145,000
8.125% Senior Notes due June 2023	—	—	1,000,000	1,071,300

Total Intelsat Luxembourg obligations	5,307,986	5,619,453	3,500,000	3,746,300

Intelsat Jackson:
8.5% Senior Notes due November 2019	500,000	561,250	500,000	545,650
Unamortized discount on 8.5% Senior Notes	(3,218)	—	(2,864)	—
7.25% Senior Notes due October 2020	2,200,000	2,392,500	2,200,000	2,409,000
Unamortized premium on 7.25% Senior Notes	19,745	—	17,799	—
7.25% Senior Notes due April 2019	1,500,000	1,614,450	1,500,000	1,612,500
7.5% Senior Notes due April 2021	1,150,000	1,267,875	1,150,000	1,267,875
6.625% Senior Notes due December 2022	640,000	660,800	1,275,000	1,310,063
Unamortized premium on 6.625% Senior Notes	—	—	37,918	—
5.5% Senior Notes due August 2023	—	—	2,000,000	1,890,000
Senior Unsecured Credit Facilities due February 2014	195,152	192,713	—	—
New Senior Unsecured Credit Facilities due February 2014	810,876	800,740	—	—
Senior Secured Credit Facilities due June 2019	3,218,000	3,238,595	3,095,000	3,103,666
Unamortized discount on Senior Credit Facilities	(12,289)	—	(9,857)	—

Total Intelsat Jackson obligations	10,218,266	10,728,923	11,762,996	12,138,754

Horizons Holdings:
Loan Payable to JSAT	48,836	48,836	24,418	24,418

Total Horizons Holdings obligation	48,836	48,836	24,418	24,418

Total Intelsat S.A. long-term debt	15,904,194	$16,765,348	15,287,414	$15,909,472

Less:
Current portion of long-term debt	57,466		24,418

Total long-term debt, excluding current portion	$15,846,728		$15,262,996

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair value of the Horizons Holdings obligation approximates its book value.

Required principal repayments of long-term debt over the next five years and thereafter as of December 31, 2013 are as follows (in thousands):

Year	Amount
2014	$24,418
2015	—
2016	—
2017	—
2018	500,000
2019 and thereafter	14,720,000

Total principal repayments	15,244,418
Unamortized discounts and premium	42,996

Total Intelsat S.A. long-term debt	$15,287,414

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million, consisting of a write-off of unamortized debt issuance cost.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013 Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6 3/4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7 3/4% Senior Notes due 2021(the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11  1⁄2 / 12  1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of the 2017 Senior Notes.

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure (see Note 9(b)—Satellites and Other Property and Equipment—Satellite Launches).

In connection with the above redemptions, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On April 12, 2012, we obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the Intelsat Investments Notes on or immediately prior to their maturity date, in the event that Intelsat Investments did not otherwise refinance or retire the Intelsat Investments Notes. These term loans would have had a maturity of two years from funding, and the funding thereof was subject to various terms and conditions. Prior to the completion of the IPO, based on our ability and intent to refinance the Intelsat Investments Notes, these notes were reflected in long-term debt, net of current portion, on our consolidated balance sheet at December 31, 2012.

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments Notes. The redemption of the Intelsat Investments Notes was funded by the proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, the agreements to provide unsecured term loan commitments discussed above were terminated. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under the New Senior Unsecured Credit Facility. The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment of the New Senior Unsecured Credit Facility, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6 5⁄8 % Senior Notes due 2022 (the “2022 Jackson Notes” and collectively with the 2023 Jackson notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt prepaid and redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020 (the “2020 Jackson Notes”). Intelsat Jackson had previously issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes on September 30, 2010. The net proceeds from the April 2012 offering were used by Intelsat Jackson to repurchase or redeem all of the $701.9 million aggregate principal amount of Intelsat Jackson’s outstanding 9 1/2% Senior Notes due 2016 and $445.0 million aggregate principal amount of Intelsat Jackson’s 11 1/4% Senior Notes due 2016 (the “2016 Jackson 11 1/4% Notes”). In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $43.4 million during the second quarter of 2012, consisting of the difference between the carrying value of the aggregate debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium and debt issuance costs.

On October 3, 2012, Intelsat Jackson completed an offering of $640.0 million aggregate principal amount of the 6 5⁄8 % Senior Notes due 2022 (the “2022 Jackson Notes” ). The net proceeds from the October 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its outstanding $603.2 million principal amount of the 2016 Jackson 11 1/4% Notes. In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $24.3 million in the fourth quarter of 2012, consisting of the difference between the carrying value of the debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium.

2012 New Dawn Equity Purchase and Repayment of Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement with an eight-year maturity that consisted of senior and mezzanine term loan facilities. Subsequent to the April 2011 launch of the IS-28 satellite, which experienced an anomaly resulting in the failure to deploy the C-band antenna reflector, the New Dawn joint venture filed a partial loss claim with its insurer. The claim was finalized and total insurance recoveries of $118.0 million were received. In July 2012, a payment of $112.2 million was made to prepay a portion of New Dawn’s outstanding borrowings under its credit facilities. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $3.1 million during the third quarter of 2012, associated with the write-off of unamortized debt issuance costs.

On October 5, 2012, in conjunction with the New Dawn Equity Purchase (see Note 10(b)—Investments—New Dawn) we repaid the remaining $82.6 million outstanding under New Dawn’s credit facilities and designated the New Dawn entities as restricted subsidiaries for purposes of applicable indentures and credit agreements of ours and our subsidiaries. In connection with this repayment, we recognized a loss on early extinguishment of debt of $2.7 million in the fourth quarter of 2012, associated with the write-off of unamortized debt issuance costs.

Description of Indebtedness

(a) Intelsat Luxembourg

6  3⁄4% Senior Notes due 2018

Intelsat Luxembourg had $500 million in aggregate principal amount of the 2018 Luxembourg Notes outstanding at December 31, 2013. The 2018 Luxembourg Notes bear interest at 6  3⁄4% annually and mature in June 2018. The 2018 Luxembourg Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A. and Intelsat Investments S.A. (the “Parent Guarantors”).

Interest is payable on the 2018 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem the 2018 Luxembourg Notes, in whole or in part, prior to June 1, 2015 at a price equal to 100% of the principal amount plus the applicable premium described in the notes. Thereafter, Intelsat Luxembourg may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

Intelsat Luxembourg may redeem up to 40% of the aggregate principal amount of the 2018 Luxembourg Notes on or prior to June 1, 2015, with the net cash proceeds of one or more equity offerings by Intelsat Luxembourg or its direct or indirect parent, under the conditions set forth in the notes.

The 2018 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

7 3⁄4% Senior Notes due 2021

Intelsat Luxembourg had $2.0 billion in aggregate principal amount of the 2021 Luxembourg Notes outstanding at December 31, 2013. The 2021 Luxembourg Notes bear interest at 7  3⁄4% annually and mature in June 2021. The 2021 Luxembourg Notes are guaranteed by the Parent Guarantors.

Interest is payable on the 2021 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem the 2021 Luxembourg Notes, in whole or in part, prior to June 1, 2017 at a price equal to 100% of the principal amount plus the applicable premium described in the notes. Thereafter, Intelsat Luxembourg may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

Intelsat Luxembourg may redeem up to 40% of the aggregate principal amount of the 2021 Luxembourg Notes on or prior to June 1, 2016, with the net cash proceeds of one or more equity offerings by Intelsat Luxembourg or its direct or indirect parent, under the conditions set forth in the notes.

The 2021 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

8 1/8% Senior Notes due 2023

Intelsat Luxembourg had $1.0 billion in aggregate principal amount of the 2023 Luxembourg Notes outstanding at December 31, 2013. The 2023 Luxembourg Notes bear interest at 8 1/8% annually and mature in June 2023. The 2023 Luxembourg Notes are guaranteed by the Parent Guarantors.

Interest is payable on the 2023 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem the 2023 Luxembourg Notes, in whole or in part, prior to June 1, 2018 at a price equal to 100% of the principal amount plus the applicable premium described in the notes. Thereafter, Intelsat Luxembourg may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

Intelsat Luxembourg may redeem up to 40% of the aggregate principal amount of the 2023 Luxembourg Notes on or prior to June 1, 2016, with the net cash proceeds of one or more equity offerings by Intelsat Luxembourg or its direct or indirect parent, under the conditions set forth in the notes.

The 2023 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

(b) Intelsat Jackson

8  1⁄2 % Senior Notes due 2019

Intelsat Jackson had $500.0 million in aggregate principal amount of its 8 1/2 % Senior Notes due 2019 (the “2019 Jackson Notes”) outstanding at December 31, 2013. The 2019 Jackson Notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2019 Jackson Notes semi-annually on May 1 and November 1. Intelsat Jackson may redeem some or all of the 2019 Jackson Notes at any time prior to November 1, 2014 at a price equal to 100% of the principal amount thereof plus the make-whole premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2019 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

7  1⁄4% Senior Notes due 2020

Intelsat Jackson had $2.2 billion in aggregate principal amount of 2020 Jackson Notes outstanding at December 31, 2013. The 2020 Jackson Notes bear interest at 7 1/4% annually and mature in October 2020. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2020 Jackson Notes semi-annually on April 15 and October 15. Intelsat Jackson may redeem some or all of the 2020 Jackson Notes at any time prior to October 15, 2015 at a price equal to 100% of the principal amount thereof plus the applicable premium described in the respective notes. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2020 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

7  1⁄4% Senior Notes due 2019 and 7 1/2% Senior Notes due 2021

Intelsat Jackson had $1.5 billion in aggregate principal amount of its 7 1/4% Senior Notes due 2019 (the “7 1/4% 2019 Jackson Notes”) and $1.15 billion aggregate principal amount of its 7 1/2% Senior Notes due 2021 (the “2021 Jackson Notes” and, together with the 7 1/4% 2019 Jackson Notes, the “New Jackson Notes”) outstanding at December 31, 2013. The New Jackson Notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the New Jackson Notes semi-annually on April 1 and October 1. Intelsat Jackson may redeem the 7 1/4% 2019 Jackson Notes and the 2021 Jackson Notes, in whole or in part, prior to April 1, 2015 and April 1, 2016, respectively, at a price equal to 100% of the principal amount plus the applicable premium described in the respective notes. Intelsat Jackson may redeem the 7 1/4% 2019 Jackson Notes and the 2021 Jackson Notes, in whole or in part, on or after April 1, 2015 and April 1, 2016, respectively, at redemption prices set forth in the respective notes.

Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the New Jackson Notes on or prior to April 1, 2014, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent, under the conditions set forth in the respective notes.

The New Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

6 5⁄8% Senior Notes due 2022

Intelsat Jackson had $1.3 billion in aggregate principal amount of the 2022 Intelsat Jackson Notes outstanding at December 31, 2013. The 2022 Intelsat Jackson Notes bear interest at 6 5/8% annually and mature in December 2022. These notes are guaranteed by the Parent Guarantors and Intelsat Luxembourg.

Interest is payable on the 2022 Intelsat Jackson Notes semi-annually on June 15 and December 15. Intelsat Jackson may redeem some or all of the 2022 Intelsat Jackson Notes at any time prior to December 15, 2017 at a price equal to 100% of the principal amount thereof plus the applicable premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the 2022 Intelsat Jackson Notes at the applicable redemption prices set forth in the notes.

Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the 2022 Intelsat Jackson Notes on or prior to December 15, 2015, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent, under the conditions set forth in the notes.

The 2022 Intelsat Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

5 1⁄2% Senior Notes due 2023

Intelsat Jackson had $2.0 billion in aggregate principal amount of the 2023 Jackson Notes outstanding at December 31, 2013. The 2023 Jackson Notes bear interest at 5  1⁄2% annually and mature in August 2023. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2023 Jackson Notes semi-annually on February 1 and August 1. Intelsat Jackson may redeem some or all of the 2023 Jackson Notes at any time prior to August 1, 2018 at a price equal to 100% of the principal amount thereof plus the applicable premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the 2023 Intelsat Jackson Notes at the applicable redemption prices set forth in the notes.

Intelsat Jackson may redeem up to 40% of the aggregate principal amount of the 2023 Jackson Notes prior to August 1, 2016, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent, under the conditions set forth in the notes.

The 2023 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2013, Intelsat Jackson had $487.0 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by Intelsat Luxembourg, and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.40 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.93 to 1.00 as of December 31, 2013.

(c) Horizons Holdings

Horizons Holdings had $24.4 million in aggregate principal amount of the Horizons 2 Loan Agreement outstanding at December 31, 2013. These notes bear interest at LIBOR plus 0.6%. Horizons Holdings’ obligations under the loan agreement are secured by a security interest in substantially all of the assets of Horizons Holdings, Horizons-1 and Horizons-2. Payments on the Horizons 2 Loan Agreement are made semi-annually in March and September in equal installments. As of December 31, 2013, two semi-annual payments remain on the Horizons 2 Loan Agreement, which will be fully repaid in September 2014.

Note 13 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of December 31, 2013, we held interest rate swaps with an aggregate notional amount of $1.6 billion which mature in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of December 14, 2013, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.24%. On March 14, 2013, our interest rate swap with an aggregate notional principal amount of $731.4 million expired.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

All of our interest rate swaps were undesignated as of December 31, 2013. The swaps are marked-to-market quarterly with any change in fair value recorded within losses on derivative financial instruments in our consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, as of December 31, 2013, we recorded a non-cash credit valuation adjustment of approximately $1.6 million as a reduction to our liability.

Put Option Embedded Derivative Instrument

On the date of issuance of the 2015 Intelsat Sub Holdco Notes, Series B, we determined that these debt instruments contained a contingent put option clause within the host contract, which afforded the holders of the notes the option to require the issuer to repurchase such notes at 101% of their principal amount in the event of a change of control, as defined in the indenture governing the notes. In our evaluation of the financing arrangement, we concluded that the contingent put option required bifurcation in accordance with current accounting standards under FASB ASC 815. We therefore bifurcated the contingent put option and carried it as a derivative liability at fair value. We estimated the fair value of the derivative on the date of inception using a standard valuation technique, which places the most significant emphasis upon the estimated date and probability of a change of control and incorporated the issue price, maturity date and change of control put price. We subsequently revalued the derivative at the end of each reporting period, recognizing any change in fair value through earnings. The fair value of the embedded derivative was calculated as $4.3 million at December 31, 2010. As of May 5, 2011, we redeemed the entire $400 million aggregate principal amount outstanding of the 2015 Intelsat Sub Holdco Notes, Series B. Therefore, we derecognized the embedded derivative liability and the value at December 31, 2011 was $0. We recorded a gain of $4.3 million included in losses on derivative financial instruments in our consolidated statement of operations during the year ended December 31, 2011 to adjust the fair market value of the put option embedded derivative to $0.

The following table sets forth the fair value of our derivatives by category (in thousands):

		Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2012	December 31, 2013
Undesignated interest rate swaps	Other current liabilities	$7,246	$1,241
Undesignated interest rate swaps	Other long-term liabilities	67,318	47,578

Total derivatives		$74,564	$48,819

The following table sets forth the effect of the derivative instruments on the consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Undesignated interest rate swaps	Losses on derivative financial instruments	$28,930	$39,935	$8,064
Put option embedded derivative	Losses on derivative financial instruments	(4,295)	—	—

Total losses on derivative financial instruments		$24,635	$39,935	$8,064

Note 14 Income Taxes

The following table summarizes our total loss before income taxes (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Domestic income (loss) before income taxes	$(567,039)	$(627,617)	$(356,019)
Foreign income (loss) before income taxes	76,381	458,488	73,189

Total loss before income taxes	$(490,658)	$(169,129)	$(282,830)

The composition of our income (loss) between domestic and foreign sources changed in 2013 principally due to an internal subsidiary reorganization.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Current income tax provision (benefit)
Domestic	$1,162	$1,019	$856
Foreign	23,011	41,239	33,654

Total	24,173	42,258	34,510

Deferred income tax provision (benefit):
Domestic	—	—	—
Foreign	(79,566)	(61,889)	(65,347)

Total	(79,566)	(61,889)	(65,347)

Total income tax provision (benefit):	$(55,393)	$(19,631)	$(30,837)

The income tax provision (benefit) was different from the amount computed using the Luxembourg statutory income tax rate of 29.22% for the reasons set forth in the following table (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Expected tax benefit at Luxembourg statutory income tax rate	$(141,310)	$(48,709)	$(82,643)
Foreign income tax differential	27,626	33,118	35,511
Nontaxable interest income	(102,758)	(136,478)	(93,154)
U.S. extraterritorial income exclusion tax benefit	(208)	(37,597)	—
Change in tax rate	716	—	—
Changes in unrecognized tax benefits	(5,087)	1,756	(3,997)
Changes in valuation allowance	173,930	174,038	171,433
Tax effect of 2011 Intercompany Sale	(6,272)	(6,416)	(6,865)
Foreign Tax Credits	—	—	(44,137)
Research and Development Tax Credits	—	—	(5,890)
Other	(2,030)	657	(1,095)

Total income tax provision	$(55,393)	$(19,631)	$(30,837)

The majority of our operations are subject to tax in Luxembourg, the United States, the United Kingdom and Brazil. Our Luxembourg companies that file tax returns as a consolidated group generated a loss for the year ended December 31, 2013. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses in Luxembourg as of December 31, 2012 and 2013. The difference between tax expense (benefit) reported in the consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

In December 2012, Luxembourg enacted a tax rate change increasing the tax rate from 28.8% to 29.22%. The effective date of the enacted tax rate change was January 1, 2013. Due to the full valuation allowance on our Luxembourg net deferred tax assets, the rate change did not affect our tax expense. Our Luxembourg net operating loss includes the effect of Luxembourg GAAP to US GAAP differences, primarily related to fair value adjustments attributable to our Luxembourg Migration on December 15, 2009 and the 2011 Reorganization.

The following table details the composition of the net deferred tax balances as of December 31, 2012 and 2013 (in thousands):

	As of December 31, 2012	As of December 31, 2013
Current deferred taxes, net	$94,779	$44,475
Long-term deferred taxes, net	(286,673)	(202,638)
Other assets	7,957	9,246

Net deferred taxes	$(183,937)	$(148,917)

The components of the net deferred tax liability were as follows (in thousands):

	As of December 31, 2012	As of December 31, 2013
Deferred tax assets:
Accruals and advances	$35,801	$23,959
Amortizable intangible assets	516,562	188,800
Non-amortizable intangible assets	30,588	—
Performance incentives	29,653	26,146
Customer deposits	50,833	51,318
Bad debt reserve	4,113	3,436
Accrued retirement benefits	100,748	67,337
Interest rate swap	3,562	568
Satellites and other property and equipment	337,476	44,487
Disallowed interest expense carryforward	88,192	95,427
Net operating loss carryforward	1,068,126	1,265,624
Capital loss carryforward	22,259	—
Tax credits	20,643	73,916
Other	60,137	15,675

Total deferred tax assets	2,368,693	1,856,693

Deferred tax liabilities:
Satellites and other property and equipment	(64,700)	(49,077)
Amortizable intangible assets	(34,958)	(44,297)
Non-amortizable intangible assets	(267,965)	(254,384)
Tax basis differences in investments and affiliates	(238,859)	(187,283)
Other	(2,783)	(5,863)

Total deferred tax liabilities	(609,265)	(540,904)

Valuation allowance	(1,943,365)	(1,464,706)

Total net deferred tax liabilities	$(183,937)	$(148,917)

As of December 31, 2012 and 2013, our consolidated balance sheets included a deferred tax asset in the amount of $1.1 billion and $1.3 billion, respectively, attributable to the future benefit from the utilization of certain net operating loss carryforwards and $20.6 million and $73.9 million of deferred tax assets, respectively, attributable to the future benefit from the utilization of tax credit carryforwards. As of December 31, 2013, we had tax effected U.S. federal, state and other foreign tax net operating loss carryforwards of $67.8 million expiring, for the most part, between 2018 and 2033 and tax effected Luxembourg net operating loss carryforwards of $1.2 billion without expiration. These Luxembourg net operating loss carryforwards were caused primarily by our interest expense, satellite depreciation and the amortization of goodwill and other intangible assets. Our alternative minimum tax credit carryforward of $21.0 million may be carried forward indefinitely, and the $8.8 million research and development credit may be carried forward to years between 2016 and 2018. Our capital loss carry forward as of December 31, 2012 of $22.3 million was used in full in 2013, and an offsetting valuation allowance was released.

Our valuation allowance as of December 31, 2012 and 2013 was $1.9 billion and $1.5 billion, respectively. Almost all of the valuation allowance relates to Luxembourg net operating loss carryforwards and deferred tax assets created by differences between US GAAP and Luxembourg tax basis. Certain operations of our subsidiaries are controlled by various intercompany agreements which provide these subsidiaries with predictable operating profits. Other subsidiaries, principally Luxembourg subsidiaries, are subject to the risks of our overall business conditions which make their earnings less predictable.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	2012	2013
Balance at January 1	$64,767	$67,015
Increases related to current year tax positions	3,593	3,477
Increases related to prior year tax positions	3,580	3,107
Decreases related to prior year tax positions	(3,177)	(6,443)
Expiration of statute of limitations for the assessment of taxes	(1,748)	(2,045)

Balance at December 31	$67,015	$65,111

As of December 31, 2012 and December 31, 2013 our gross unrecognized tax benefits were $67.0 million and $65.1 million, respectively (including interest and penalties), of which $48.4 million and $44.4 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2012 and 2013, we had recorded reserves for interest and penalties of $11.6 million and $14.7 million, respectively. We recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2012, the change in the balance of unrecognized tax benefits consisted of a decrease of $3.3 million related to prior period tax positions, an increase of $3.4 million related to current tax positions, and decrease of $2.0 million due to the expiration of statute of limitations for the assessment of taxes.

We operate in various tax jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., U.K. and Brazilian companies are subject to federal, state and local income tax examination for periods after December 31, 2003.

Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 7, 2011, Intelsat Holding Corporation was notified by the Internal Revenue Service of its intent to initiate an audit for the tax years ended December 31, 2008 and 2009. On May 6, 2013, Intelsat Holding Corporation received a letter from the Internal Revenue Service effectively closing the audit of our federal income tax returns for these years. Certain previously unrecognized tax benefits were recognized as a result of the conclusion of this audit.

On March 7, 2013, Intelsat USA Sales Corporation (since January 2011, Intelsat USA Sales LLC, a disregarded subsidiary of Intelsat Corp) was notified by the U. S. Internal Revenue Service of its intent to initiate an audit for the tax year ending on December 31, 2010. Intelsat USA Sales LLC wholly owns Intelsat General Corporation, which provides services to U.S. government and other select military organizations and their contractors, as well as other commercial customers. At this point in time, it is too early to assess the probability of any adjustments resulting from this audit.

During the third quarter of 2013, we implemented an internal subsidiary reorganization. As a result, we recorded a significant tax benefit related to foreign tax credits we intend to claim on our U.S. subsidiaries’ tax returns. These foreign tax credits primarily relate to taxes paid in prior years and are expected to reduce our future tax liability.

Tax Contingency

Prior to August 20, 2004, our subsidiary, Intelsat Corp, joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the PanAmSat recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of December 31, 2012 and 2013, we had a tax indemnification receivable of $2.3 million and $1.5 million, respectively.

Note 15 Contractual Commitments

In the further development and operation of our commercial global communications satellite system, significant additional expenditures are anticipated. In connection with these and other expenditures, we have assumed a significant amount of long-term debt, as described in Note 12—Long-Term Debt. In addition to these debt and related interest obligations, we have expenditures represented by other contractual commitments. The additional expenditures as of December 31, 2013 and the expected year of payment are as follows (in thousands):

	Satellite Construction and Launch Obligations	Satellite Performance Incentive Obligations	Operating Leases	Sublease Rental Income	Customer and Vendor Contracts	Total
2014	$405,066	$37,834	$8,968	$(418)	$116,799	$568,249
2015	445,013	28,880	14,698	(369)	28,978	517,200
2016	413,079	26,730	14,870	(299)	19,421	473,801
2017	337,509	25,089	13,688	(14)	3,284	379,556
2018	214,099	20,899	13,287	(20)	1,732	249,997
2019 and thereafter	253,176	124,445	148,158	(210)	1,092	526,661

Total contractual commitments	$2,067,942	$263,877	$213,669	$(1,330)	$171,306	$2,715,464

(a) Satellite Construction and Launch Obligations

As of December 31, 2013, we had approximately $2.1 billion of expenditures remaining under our existing satellite construction and launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2013, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

The satellite construction contracts typically require that we make progress payments during the period of the satellite’s construction. The satellite construction contracts contain provisions that allow us to terminate the contracts with or without cause. If terminated without cause, we would forfeit the progress payments and be subject to termination payments that escalate with the passage of time. If terminated for cause, we would be entitled to recover any payments we made under the contracts and certain liquidated damages as specified in the contracts.

(b) Satellite Performance Incentive Obligations

Satellite construction contracts also typically require that we make orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2013, we had $263.9 million recorded in relation to satellite performance incentive obligations, including future interest payments.

(c) Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities, including the New U.S. Administrative Headquarters, for which we entered into an agreement on November 30, 2012, and amended to increase space in 2013, to lease space in a building under construction in McLean, Virginia. The obligation and timing of the New U.S. Administrative Headquarters lease payments are contingent upon the completion of the building and office space. Further, if the building and office space is not complete by the appointed time in 2014, we will continue to lease space at the U.S. Administrative Headquarters Property in Washington, D.C. Leases related to equipment and office facilities contain rental escalation provisions for increases. As of December 31, 2013, the total obligation related to operating leases, net of sublease income on leased facilities and rental income, was $212.3 million. Rental income and sublease income are included in other income (expense), net in the accompanying consolidated statements of operations.

Total rent expense for the years ended December 31, 2011, 2012 and 2013, was $4.9 million, $7.0 million and $13.1 million, respectively.

(d) Customer and Vendor Contracts

We have contracts with certain customers that require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2013, we had commitments under these customer and vendor contracts which totaled approximately $171.3 million related to the provision of equipment, services and other support.

Note 16 Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 17 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services in frequencies not available on our network. Under the category off-network and other revenues, we also include revenues from consulting and other services.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
North America	47%	46%	45%
Europe	16%	16%	16%
Africa and Middle East	17%	16%	15%
Latin America and Caribbean	14%	15%	16%
Asia Pacific	6%	7%	8%

Approximately 4% of our revenue was derived from our largest customer during each of the years ended December 31, 2011, 2012 and 2013. The ten largest customers accounted for approximately 27%, 25% and 25% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Year Ended December 31, 2011		Year Ended December 31, 2012		Year Ended December 31, 2013
On-Network Revenues
Transponder services	$1,907,768	74%	$1,950,230	75%	$1,988,771	76%
Managed services	282,386	11%	276,024	11%	298,623	11%
Channel	104,981	4%	91,805	4%	72,123	3%

Total on-network revenues	2,295,135	89%	2,318,059	89%	2,359,517	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	237,020	9%	234,143	9%	194,601	7%
Satellite-related services	56,271	2%	57,950	2%	49,505	2%

Total off-network and other revenues	293,291	11%	292,093	11%	244,106	9%

Total	$2,588,426	100%	$2,610,152	100%	$2,603,623	100%

Note 18 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with the IPO in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Monitoring Fee Agreement

Intelsat Luxembourg, our wholly-owned subsidiary, had the 2008 MFA with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg.

In connection with the IPO in April 2013, the 2008 MFA was terminated and we paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. The $39.1 million payment, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon consummation of the IPO, and are included within selling, general and administrative expenses in our consolidated statement of operations. We recorded expense for services associated with the 2008 MFA of $24.9 million and $25.1 million for the years ended December 31, 2011 and 2012, respectively. We recorded expense for services associated with, and including the termination of, the 2008 MFA of $64.2 million for the year ended December 31, 2013.

(c) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(d) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(e) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 10(a)—Investments—Horizons Holdings).

(f) WP Com

We have a 49% ownership interest in WP Com as a result of a joint venture with Corporativo (see Note 10(c)—Investments—WP Com).

Note 19 Quarterly Results of Operations (in thousands, unaudited)

	Quarter Ended
2012	March 31	June 30	September 30	December 31
Revenue	$644,169	$638,668	$654,946	$672,368
Income from operations	291,275	281,543	300,959	311,611
Net loss	(25,067)	(84,328)	(35,349)	(4,755)
Net loss attributable to Intelsat S.A.	(25,248)	(84,710)	(35,430)	(5,750)
Net loss per share attributable to Intelsat S.A.:
Basic	$(0.30)	$(1.02)	$(0.43)	$(0.07)
Diluted	(0.30)	(1.02)	(0.43)	(0.07)

	Quarter Ended
2013	March 31	June 30	September 30	December 31
Revenue	$655,127	$653,803	$651,844	$642,848
Income from operations	310,049	255,638	308,082	330,604
Net income (loss)	(6,916)	(407,266)	88,574	73,615
Net income (loss) attributable to Intelsat S.A.	(7,804)	(408,305)	87,798	72,631
Net income (loss) per share attributable to Intelsat S.A.:
Basic	$(0.09)	$(4.19)	$0.83	$0.69
Diluted	(0.09)	(4.19)	0.75	0.62

The quarter ended June 30, 2012 included a $43.4 million loss on early extinguishment of debt related to the repayment of debt in connection with the 2012 Intelsat Jackson Notes Offering, Tender Offers and Redemptions. The quarter ended September 30, 2012 included a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses in connection with the expiration of an unconsummated third-party investment commitment. The quarter ended December 31, 2012 included a $24.3 million loss on early extinguishment of debt related to the repayment of debt in connection with the 2012 Intelsat Jackson Notes Offering, Tender Offers and Redemptions.

The quarter ended June 30, 2013 included a $366.8 million loss on early extinguishment of debt related to the repayment of debt in connection with the 2013 Intelsat Luxembourg Notes Offerings and Redemptions, the 2013 Intelsat Investments Notes Redemption, the 2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment and the 2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions. The quarter ended June 30, 2013 also included expenses in connection with the IPO, including a $39.1 million payment associated with the termination of the 2008 MFA, a write-off of $17.2 million in prepaid fees for the balance of 2013 related to the 2008 MFA and a pre-tax charge of $21.3 million associated with the IPO-Related Compensation Charges.

Note 20 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of the 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of the 7 1/2% Senior Notes due 2021 (collectively the “2011 Jackson Notes”). The 2011 Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of the 2020 Jackson Notes, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive loss for the year ended December 31, 2011 and 2012 was $35.0 million and $6.9 million, respectively, compared to other comprehensive income of $58.0 million for the year ended December 31, 2013. Other comprehensive income (loss) is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$3,792	$139	$193,090	$167,800	$50,769	$(167,800)	$247,790
Receivables, net of allowance	—	—	160,023	159,656	76,324	(159,656)	236,347
Deferred income taxes	—	—	46,228	46,228	(1,753)	(46,228)	44,475
Prepaid expenses and other current assets	1,272	—	25,846	25,794	6,738	(26,426)	33,224
Intercompany receivables	—	—	421,504	386,820	20,609	(828,933)	—

Total current assets	5,064	139	846,691	786,298	152,687	(1,229,043)	561,836
Satellites and other property and equipment, net	—	—	5,698,952	5,698,952	147,106	(5,739,470)	5,805,540
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827

Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	568,775	568,775	—	(568,775)	568,775
Investment in affiliates	(428,647)	3,053,901	227,320	227,320	—	(3,079,894)	—
Other assets	88	41,497	362,636	222,679	10,371	(222,679)	414,592

Total assets	$(423,495)	$3,095,537	$16,943,301	$16,742,951	$310,164	$(20,078,788)	$16,589,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,795	$32	$132,454	$130,178	$22,290	$(130,810)	$182,939
Accrued interest payable	—	22,500	163,820	2,458	172	(2,458)	186,492
Current portion of long-term debt	—	—	—	—	24,418	—	24,418
Deferred satellite performance incentives	—	—	21,089	21,089	1,614	(21,089)	22,703
Other current liabilities	—	—	154,014	152,772	3,011	(152,772)	157,025
Intercompany payables	441,907	206	—	—	—	(442,113)	—

Total current liabilities	470,702	22,738	471,377	306,497	51,505	(749,242)	573,577
Long-term debt, net of current portion	—	3,500,000	11,762,996	—	—	—	15,262,996
Deferred satellite performance incentives, net of current portion	—	—	153,023	153,023	881	(153,023)	153,904
Deferred revenue, net of current portion	—	—	887,446	887,446	793	(887,446)	888,239
Deferred income taxes	—	—	191,298	191,298	11,388	(191,346)	202,638
Accrued retirement benefits	—	—	196,657	196,657	199	(196,657)	196,856
Other long-term liabilities	—	—	226,603	179,025	19,524	(179,025)	246,127

Shareholders’ equity (deficit):
Common shares	1,060	7,202	3,466,429	9,023,860	24	(12,497,515)	1,060
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(895,292)	(434,403)	(412,528)	5,805,145	225,850	(5,224,534)	(935,762)

Total liabilities and shareholders’ equity	$(423,495)	$3,095,537	$16,943,301	$16,742,951	$310,164	$(20,078,788)	$16,589,670

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$81	$91	$133,379	$131,107	$53,934	$(131,107)	$187,485
Receivables, net of allowance	27	4	229,667	229,298	89,111	(265,893)	282,214
Deferred income taxes	—	—	92,806	92,806	1,973	(92,806)	94,779
Prepaid expenses and other current assets	525	—	27,871	27,821	12,923	(30,432)	38,708
Intercompany receivables	—	6,838	612,341	3,178,865	—	(3,798,044)	—

Total current assets	633	6,933	1,096,064	3,659,897	157,941	(4,318,282)	603,186
Satellites and other property and equipment, net	—	—	6,111,636	6,111,636	259,650	(6,127,730)	6,355,192
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	651,087	651,087	—	(651,087)	651,087
Investment in affiliates	(403,878)	5,085,284	213,001	213,001	10	(5,106,408)	1,010
Other assets	9,741	84,402	296,410	184,574	20,138	(178,821)	416,444

Total assets	$(393,504)	$5,176,619	$17,607,125	$20,059,122	$437,739	$(25,621,255)	$17,265,846

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$81,129	$—	$168,823	$168,248	$24,170	$(207,453)	$234,917
Accrued interest payable	3,840	227,953	135,623	2,288	270	(2,288)	367,686
Current portion of long-term debt	868	—	32,180	—	24,418	—	57,466
Deferred satellite performance incentives	—	—	20,224	20,224	1,255	(20,224)	21,479
Other current liabilities	—	—	153,857	146,611	4,257	(147,944)	156,781
Intercompany payables	504,460	—	—	—	114,719	(619,179)	—

Total current liabilities	590,297	227,953	510,707	337,371	169,089	(997,088)	838,329
Long-term debt, net of current portion	328,238	5,307,986	10,186,086	—	24,418	—	15,846,728
Deferred satellite performance incentives, net of current portion	—	—	170,684	170,684	1,979	(170,684)	172,663
Deferred revenue, net of current portion	—	—	845,327	845,327	3,498	(859,991)	834,161
Deferred income taxes	—	—	266,340	266,340	14,627	(260,634)	286,673
Accrued retirement benefits	—	—	299,187	299,187	—	(299,187)	299,187
Other long-term liabilities	—	41,760	243,510	176,193	14,925	(176,193)	300,195

Shareholders’ equity (deficit):
Common shares	832	669,036	4,322,518	8,773,388	24	(13,764,966)	832
Other shareholders’ equity (deficit)	(1,312,871)	(1,070,116)	762,766	9,190,632	209,179	(9,092,512)	(1,312,922)

Total liabilities and shareholders’ equity	$(393,504)	$5,176,619	$17,607,125	$20,059,122	$437,739	$(25,621,255)	$17,265,846

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$2,382,169	$2,382,201	$663,354	$(2,824,101)	$2,603,623

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	266,869	266,869	504,983	(662,952)	375,769
Selling, general and administrative	62,861	8,167	155,035	152,961	62,469	(153,026)	288,467
Depreciation and amortization	—	—	705,165	705,165	34,623	(708,386)	736,567
Losses on derivative financial instruments	—	—	8,064	—	—	—	8,064
Gain on satellite insurance recoveries	—	—	(9,618)	(9,618)	—	9,618	(9,618)

Total operating expenses	62,861	8,167	1,125,515	1,115,377	602,075	(1,514,746)	1,399,249

Income (loss) from operations	(62,861)	(8,167)	1,256,654	1,266,824	61,279	(1,309,355)	1,204,374
Interest (income) expense, net	40,916	438,052	636,774	(10,042)	(1,545)	10,042	1,114,197
Loss on early extinguishment of debt	(24,185)	(341,351)	(2,553)	—	—	—	(368,089)
Subsidiary income (loss)	(85,180)	728,465	70,409	70,409	—	(784,103)	—
Other income (expense), net	(7)	—	577	42,772	(5,488)	(42,772)	(4,918)

Income (loss) before income taxes	(213,149)	(59,105)	688,313	1,390,047	57,336	(2,146,272)	(282,830)
Provision for (benefit from) income taxes	—	—	(40,152)	(38,819)	9,315	38,819	(30,837)

Net income (loss)	(213,149)	(59,105)	728,465	1,428,866	48,021	(2,185,091)	(251,993)
Net income attributable to noncontrolling interest	—	—	—	—	(3,687)	—	(3,687)

Net income (loss) attributable to Intelsat S.A.	$(213,149)	$(59,105)	$728,465	$1,428,866	$44,334	$(2,185,091)	$(255,680)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Revenue	—	—	$2,318,470	$2,318,479	$732,274	$(2,759,071)	$2,610,152

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	271,230	291,757	585,263	(732,350)	415,900
Selling, general and administrative	4,247	25,264	124,695	123,465	49,819	(123,465)	204,025
Depreciation and amortization	—	—	726,224	709,120	40,061	(710,502)	764,903
Losses on derivative financial instruments	—	—	37,963	—	1,972	—	39,935

Total operating expenses	4,247	25,264	1,160,112	1,124,342	677,115	(1,566,317)	1,424,763

Income (loss) from operations	(4,247)	(25,264)	1,158,358	1,194,137	55,159	(1,192,754)	1,185,389
Interest (income) expense, net	67,377	610,771	581,687	(223,283)	11,013	223,283	1,270,848
Loss on early extinguishment of debt	—	—	(67,709)	—	(5,833)	—	(73,542)
Subsidiary income (loss)	(58,552)	587,519	25,510	25,510	—	(579,987)	—
Other income (expense), net	(13)	(1)	18,944	18,951	(6,724)	(41,285)	(10,128)

Income (loss) before income taxes	(130,189)	(48,517)	553,416	1,461,881	31,589	(2,037,309)	(169,129)
Provision for (benefit from) income taxes	—	—	(34,103)	(34,103)	14,475	34,100	(19,631)

Net income (loss)	(130,189)	(48,517)	587,519	1,495,984	17,114	(2,071,409)	(149,498)
Net income attributable to noncontrolling interest	—	—	—	—	(1,639)	—	(1,639)

Net income (loss) attributable to Intelsat S.A.	$(130,189)	$(48,517)	$587,519	$1,495,984	$15,475	$(2,071,409)	$(151,137)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$5,221	—	$2,292,284	$2,292,289	$695,652	$(2,697,020)	$2,588,426

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	262,753	262,753	559,142	(667,469)	417,179
Selling, general and administrative	5,883	25,302	128,301	127,351	48,908	(127,364)	208,381
Depreciation and amortization	—	—	737,413	737,413	32,657	(738,043)	769,440
(Gains) losses on derivative financial instruments	—	—	19,804	(4,461)	4,831	4,461	24,635

Total operating expenses	5,883	25,302	1,148,271	1,123,056	645,538	(1,528,415)	1,419,635

Income (loss) from operations	(662)	(25,302)	1,144,013	1,169,233	50,114	(1,168,605)	1,168,791
Interest expense, net	73,994	612,560	613,080	19,106	10,929	(19,106)	1,310,563
Loss on early extinguishment of debt	(78,960)	—	(247,223)	(218,260)	—	218,260	(326,183)
Subsidiary income (loss)	(280,453)	370,051	57,280	57,280	—	(204,158)	—
Loss from previously unconsolidated affiliates	—	—	(24,658)	(24,658)	—	24,658	(24,658)
Other income (expense), net	10	(1)	(14,404)	(14,404)	17,125	13,629	1,955

Income (loss) before income taxes	(434,059)	(267,812)	301,928	950,085	56,310	(1,097,110)	(490,658)
Provision for (benefit from) income taxes	—	—	(68,123)	(68,123)	12,777	68,076	(55,393)

Net income (loss)	(434,059)	(267,812)	370,051	1,018,208	43,533	(1,165,186)	(435,265)
Net loss attributable to noncontrolling interest	—	—	—	—	1,106	—	1,106

Net income (loss) attributable to Intelsat, S.A.	$(434,059)	$(267,812)	$370,051	$1,018,208	$44,639	$(1,165,186)	$(434,159)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$(108,561)	$(622,489)	$1,406,174	$1,785,702	$41,767	$(1,785,701)	$716,892

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(591,762)	(591,762)	(9,030)	591,762	(600,792)
Proceeds from insurance settlements	—	—	487,930	487,930	—	(487,930)	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	(19,199)	—	19,199	(19,199)
Repayment from (disbursements for) intercompany loans	(23,644)	—	(2,223,001)	(593,753)	3,493	2,836,905	—
Investment in subsidiaries	(11,436)	(17,248)	(324)	(324)	—	29,332	—
Dividend from affiliates	20,181	524,812	9,811	9,811	—	(564,615)	—
Other investing activities	—	—	(2,000)	(2,000)	—	2,000	(2,000)

Net cash provided by (used in) investing activities	(14,899)	507,564	(2,338,545)	(709,297)	(5,537)	2,426,653	(134,061)

Cash flows from financing activities:
Repayments of long-term debt	(353,550)	(5,307,986)	(1,218,208)	—	(24,418)	—	(6,904,162)
Repayment of notes payable to former shareholders	(868)	—	—	—	—	—	(868)
Payment of premium on early extinguishment of debt	(9,395)	(301,762)	(67)	—	—	—	(311,224)
Proceeds from issuance of long-term debt	—	3,500,000	2,754,688	—	—	—	6,254,688
Proceeds from (repayment of) intercompany borrowing	(52,391)	2,289,335	20,151	(44,111)	(13,943)	(2,199,041)	—
Debt issuance costs	—	(44,433)	(40,412)	—	—	—	(84,845)
Proceeds from initial public offering	572,500	—	—	—	—	—	572,500
Stock issuance costs	(26,683)	—	—	—	—	—	(26,683)
Dividends paid to preferred shareholders	(5,235)	—	—	—	—	—	(5,235)
Capital contribution from parent	—	—	17,248	45,062	11,760	(74,070)	—
Dividends to shareholders	—	(20,181)	(524,812)	(1,024,160)	(9,811)	1,578,964	—
Principal payments on deferred satellite performance incentives	—	—	(16,509)	(16,509)	(993)	16,508	(17,503)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(8,671)	—	(8,671)
Other financing activities	2,800	—	471	471	—	(471)	3,271

Net cash provided by (used in) financing activities	127,178	114,973	992,550	(1,039,247)	(33,867)	(678,110)	(516,523)

Effect of exchange rate changes on cash and cash equivalents	(7)	—	(468)	(465)	(5,528)	465	(6,003)

Net change in cash and cash equivalents	3,711	48	59,711	36,693	(3,165)	(36,693)	60,305
Cash and cash equivalents, beginning of period	81	91	133,379	131,107	53,934	(131,107)	187,485

Cash and cash equivalents, end of period	$3,792	$139	$193,090	$167,800	$50,769	$(167,800)	$247,790

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$(40,535)	$(626,653)	$1,320,065	$1,379,396	$168,433	$(1,379,396)	$821,310

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(857,311)	(857,311)	(8,705)	857,311	(866,016)
Proceeds from sale of building, net of fees	—	—	82,415	82,415	—	(82,415)	82,415
Repayment from (disbursements for) intercompany loans	—	—	10,435	(221,460)	—	211,025	—
Investment in subsidiaries	(5,549)	—	208	208	—	5,133	—
Dividend from affiliates	32,481	658,318	17,423	17,423	—	(725,645)	—

Net cash provided by (used in) investing activities	26,932	658,318	(746,830)	(978,725)	(8,705)	265,409	(783,601)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(2,364,508)	—	(110,303)	—	(2,474,811)
Repayment of notes payable to former shareholders	(1,683)	—	—	—	—	—	(1,683)
Proceeds from issuance of long-term debt	—	—	2,451,521	—	—	—	2,451,521
Proceeds from (repayment of) intercompany borrowing	12,845	—	—	—	(23,280)	10,435	—
Debt issuance costs	—	—	(27,384)	—	—	—	(27,384)
Payment of premium on early extinguishment of debt	—	—	(65,920)	—	—	—	(65,920)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(8,838)	—	(8,838)
Principal payments on deferred satellite performance incentives	—	—	(14,833)	(14,833)	(1,136)	14,833	(15,969)
Capital contribution from parent	—	—	—	57,657	5,341	(62,998)	—
Dividends to shareholders	—	(32,481)	(658,318)	(549,712)	(17,423)	1,257,934	—
Repurchase of redeemable noncontrolling interest	—	—	—	—	(8,744)	—	(8,744)

Net cash provided by (used in) financing activities	11,162	(32,481)	(679,442)	(506,888)	(152,174)	1,220,204	(139,619)

Effect of exchange rate changes on cash and cash equivalents	(13)	(1)	(589)	(582)	(6,726)	582	(7,329)

Net change in cash and cash equivalents	(2,454)	(817)	(106,796)	(106,799)	828	106,799	(109,239)
Cash and cash equivalents, beginning of period	2,535	908	240,175	237,906	53,106	(237,906)	296,724

Cash and cash equivalents, end of period	$81	$91	$133,379	$131,107	$53,934	$(131,107)	$187,485

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(45,232)	$(557,340)	$1,502,656	$1,843,165	$18,127	$(1,845,479)	$915,897

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(792,220)	(792,220)	(54,782)	794,534	(844,688)
Repayment from (disbursements for) intercompany loans	—	—	7,579	(151,313)	787	142,947	—
Capital contributions to previously unconsolidated affiliates	—	—	(12,209)	(12,209)	—	12,209	(12,209)
Investment in subsidiaries	(3,550)	—	(6,671)	(6,671)	—	16,892	—
Dividend from affiliates	564,334	1,112,567	24,730	24,730	—	(1,726,361)	—
Other investing activities	—	—	15,518	15,518	948	(15,518)	16,466

Net cash provided by (used in) investing activities	560,784	1,112,567	(763,273)	(922,165)	(53,047)	(775,297)	(840,431)

Cash flows from financing activities:
Repayments of long-term debt	(485,841)	—	(5,845,303)	(5,289,423)	—	5,289,423	(6,331,144)
Repayment of notes payable to former shareholders	(3,425)	—	—	—	—	—	(3,425)
Proceeds from issuance of long-term debt	—	—	6,083,750	—	35,675	—	6,119,425
Proceeds from (repayment of) intercompany borrowing	10,082	—	(787)	110,940	(17,661)	(102,574)	—
Debt issuance costs	—	—	(70,091)	—	—	—	(70,091)
Payment of premium on early retirement of debt	(36,770)	—	(134,277)	(108,163)	—	108,163	(171,047)
Principal payments on deferred satellite performance incentives	—	—	(13,482)	(13,482)	(629)	13,482	(14,111)
Capital contribution from parent	—	—	—	5,061,999	10,221	(5,072,220)	—
Dividends to shareholders	—	(564,334)	(1,112,567)	(911,907)	(24,730)	2,613,538	—
Noncontrolling interest in New Dawn	—	—	—	—	1,734	—	1,734
Other financing activities	(10,000)	—	—	—	—	—	(10,000)

Net cash provided by (used in) financing activities	(525,954)	(564,334)	(1,092,757)	(1,150,036)	4,610	2,849,812	(478,659)

Effect of exchange rate changes on cash and cash equivalents	10	(2)	(1,923)	(1,925)	3,290	1,925	1,375

Net change in cash and cash equivalents	(10,392)	(9,109)	(355,297)	(230,961)	(27,020)	230,961	(401,818)
Cash and cash equivalents, beginning of period	12,927	10,017	595,472	468,867	80,126	(468,867)	698,542

Cash and cash equivalents, end of period	$2,535	$908	$240,175	$237,906	$53,106	$(237,906)	$296,724

(Certain totals may not add due to the effects of rounding)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
Year ended December 31, 2011:
Allowance for doubtful accounts	$21,748	$5,129	$(6,047)	$20,830
Restructuring reserve	$1,073	$—	$(1,073)	$—

Year ended December 31, 2012:
Allowance for doubtful accounts	$20,830	$8,911	$(6,158)	$23,583

Year ended December 31, 2013:
Allowance for doubtful accounts	$23,583	$29,599	$(17,894)	$35,288