Form 20-F
period 2014-12-31
Intelsat S.A.
filed 2015-02-18
CIK 1525773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

106,789,315 common shares, nominal value $0.01 per share	3,450,000 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value $0.01 per share

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

Large accelerated filer  ☐                 Accelerated Filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 20-F, or Annual Report, and oral statements made from time to time by our representatives constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

When used in this Annual Report, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that if ultra-high definition services are adopted on a broad scale, this trend would offset the negative trend we are facing as a result of U.S. media customers’ accelerated adoption of new compression methodologies that reduce the quantum of bandwidth necessary to transmit standard and high definition programming; our belief that the growing worldwide demand for reliable bandwidth, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that our next generation Intelsat EpicNG satellites will in the future provide inventory to offset the relatively lower level of business activity expected in our network services sector in the near to mid-term; our expectation of continued growth in our media business in 2015, and our expectation that over time new demand for capacity to support the new ultra high definition will compensate for reductions in demand related to compression in our media business; our belief that progress in U.S. government procurement practices, and interest in exploring creative contracting constructs will enhance commercial opportunities in our government business over the long term; our belief that building infrastructure, introducing services and investing in related technology will allow us to address sectors that are much larger, and growing much faster, than the sectors we support today; our belief that our efficient operating structure and our strategies will position us to continue to deliver high operating margins; our belief that as we place into service our next generation capacity starting in 2016, we will have increased opportunity to generate organic revenue growth; our expectation that we will not replace our existing fleet of approximately 50 satellites on a one-for-one basis; our expectation that our cost per bit delivered will decrease significantly with our EpicNG satellites, the number of station-kept satellites we maintain in our fleet will decline over the course of a 15 year cycle, our capital expenditure efficiency will thereby be enhanced over time, our competitiveness with existing applications will improve, the value we can provide to customers will increase, and that these improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications; the expectation that our investing in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our expectation that our development partnership with Kymeta Inc. will result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis; our expectations of pricing for our services in the future; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns by managing our capacity in a disciplined and efficient manner; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; the trends we believe will increase demand for satellite services and that we believe will allow us to capture new business opportunities in the future; our intent to consider select acquisitions of complementary businesses or technology; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risk of additional anomalies occurring on our satellites; our expectation that certain anomalies will not result in the acceleration of capital expenditures; our plans for satellite launches in the near term; our expected capital expenditures in 2015 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; and the impact on our financial position or results of operations of pending legal proceedings.

Forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from the forward-looking statements made in this Annual Report include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed under Item 3D—Risk Factors.

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

INDUSTRY AND MARKET DATA

This Annual Report includes information with respect to regional and sector share and industry conditions from third-party sources, public filings and based upon our estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from third-party sources, including 21st Satellite Communications & Broadcasting Markets Survey, Forecasts to 2023, dated September 2014, by Euroconsult; DTH Platforms: Key Economics and Prospects, dated November 2013, by Euroconsult; Global Assessment of Satellite Demand, 11th Edition, dated July 2014, by NSR; Global Military Satellite Communications, 11th Edition, dated November 2014, by NSR; Wireless Backhaul via Satellite, 8th Edition, dated May 2014, by NSR; Pyramid Research Fixed Communications Demand—Asia Pacific, dated September 2013, Pyramid Research Fixed Communications Demand—Latin America, dated June 2014, and Contribution and Occasional Use TV Markets, 2nd Edition, dated December 2014, by NSR. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of customers contracted, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon public filings of other operators and comparisons provided by third-party sources, as outlined above.

Throughout this Annual Report, unless otherwise indicated, references to market positions are based on third-party market research. If a regional position or statement as to industry conditions is based on internal research, it is identified as management’s belief. Throughout this Annual Report, unless otherwise indicated, statements as to our relative positions as a provider of services to customers and regions are based upon our relative share. For additional information regarding our regional share with respect to our customer sets, services and regions, and the bases upon which we determine our share, see Item 4B—Business Overview.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

In this Annual Report unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat” refer to Intelsat S.A., and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to our indirect subsidiary, Intelsat Holdings S.A., (3) the term “Intelsat Investments” refers to Intelsat Investments S.A., Intelsat Holding’s direct wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments S.A.’s direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat (Luxembourg) S.A.’s direct wholly-owned subsidiary, (6) the term “Sponsors Acquisition Transactions” refers to the acquisition of Intelsat Holdings by Serafina Acquisition Holdings on February 4, 2008 and related transactions. We refer to Intelsat General Corporation, one of our subsidiaries, as “Intelsat General.” In this Annual Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only.

A.	Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, Item 5—Operating and Financial Review and Prospects and our audited consolidated financial statements and their notes included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014, and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from audited consolidated financial statements that are not included in this Annual Report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data
Revenue	$2,544,652	$2,588,426	$2,610,152	$2,603,623	$2,472,386
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	413,400	417,179	415,900	375,769	348,348
Selling, general and administrative	227,271	208,381	204,025	288,467	197,407
Depreciation and amortization	798,817	769,440	764,903	736,567	679,351
Impairment of asset value	110,625	—	—	—	—
Gain on satellite insurance recoveries	—	—	—	(9,618)	—

Total operating expenses	1,550,113	1,395,000	1,384,828	1,391,185	1,225,106

Income from operations	994,539	1,193,426	1,225,324	1,212,438	1,247,280
Interest expense, net	1,469,346	1,335,198	1,310,783	1,122,261	944,787
Loss on early extinguishment of debt	(76,849)	(326,183)	(73,542)	(368,089)	(40,423)
Earnings (loss) from previously unconsolidated affiliates	503	(24,658)	—	—	—
Other income (expense), net	9,124	1,955	(10,128)	(4,918)	(2,593)

Income (loss) before income taxes	(542,029)	(490,658)	(169,129)	(282,830)	259,477
Provision for (benefit from) income taxes	(26,668)	(55,393)	(19,631)	(30,837)	22,971

Net income (loss)	(515,361)	(435,265)	(149,498)	(251,993)	236,506
Net (income) loss attributable to noncontrolling interest	2,317	1,106	(1,639)	(3,687)	(3,974)

Net income (loss) attributable to Intelsat S.A.	(513,044)	(434,159)	(151,137)	(255,680)	232,532

Cumulative preferred dividends	—	—	—	(10,196)	(9,917)

Net income (loss) attributable to common shareholders	$(513,044)	$(434,159)	$(151,137)	$(265,876)	$222,615

Other Data
Capital expenditures	$982,127	$844,688	$866,016	$600,792	$645,424
Basic income (loss) per common share attributable to Intelsat S.A.	$(6.18)	$(5.23)	$(1.82)	$(2.70)	$2.09
Diluted income (loss) per common share attributable to Intelsat S.A.	$(6.18)	$(5.23)	$(1.82)	$(2.70)	$1.99
Basic weighted average shares outstanding (in millions)	83.0	83.0	83.0	98.5	106.5
Diluted weighted average shares outstanding (in millions)	83.0	83.0	83.0	98.5	116.6
Dividends declared per 5.75% series A mandatory convertible junior non-voting preferred shares	—	—	—	$2.96	$2.87

Consolidated Cash Flow Data
Net cash provided by operating activities	$1,018,163	$915,897	$821,310	$716,892	$1,046,170
Net cash used in investing activities	(958,747)	(840,431)	(783,601)	(134,061)	(645,250)
Net cash provided by (used in) financing activities	129,786	(478,659)	(139,619)	(516,523)	(519,003)

Consolidated Balance Sheet Data
Cash and cash equivalents, net of restricted cash	$698,542	$296,724	$187,485	$247,790	$123,147
Restricted cash	—	94,131	—	—	—
Satellites and other property and equipment, net	5,997,283	6,142,731	6,355,192	5,805,540	5,880,264
Total assets	17,593,017	17,356,613	17,265,846	16,589,670	16,469,355
Total debt	15,920,247	16,003,405	15,904,194	15,287,414	14,811,142
Shareholders’ deficit	(804,330)	(1,198,885)	(1,357,760)	(975,353)	(776,268)
Net assets	(802,428)	(1,147,959)	(1,312,090)	(934,667)	(742,567)
Number of common shares (in millions)	83.2	83.2	83.2	106.0	106.7
Number of 5.75% series A mandatory convertible junior non-voting preferred shares (in millions)	—	—	—	3.5	3.5

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risks described below are not the only ones that we may face. Additional risks that are not currently known to us or that we currently consider immaterial may also impair our business, financial condition or results of operations.

Risk Factors Relating to Our Business

We are subject to significant competition from within the FSS sector, from alternative satellite service providers and from other providers of communications capacity, such as fiber optic cable capacity. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

We face significant competition in the fixed satellite services (“FSS”) sector in different regions around the world. We compete against other satellite operators and against suppliers of ground-based communications capacity. The increasing availability of satellite capacity and capacity from other forms of communications technology has historically created an excess supply of telecommunications capacity in certain regions from time to time. Additionally, there is emerging interest from new entrants to launch new constellations in different orbits that could potentially compete with portions of our business. Increased competition in the FSS sector could lower prices, which could reduce our operating margins and the cash available to fund our operations and service our debt obligations. In addition, there has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. Our direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we invest in similar technology.

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

In addition, we face challenges to our business apart from these industry trends that our competition may not face. A portion of our revenue has historically been derived from channel services. Because fiber optic cable capacity is generally available at lower prices than satellite capacity, competition from fiber optic cable has historically caused a migration of our point-to-point customers from satellite to fiber optic cable on certain routes, resulting in erosion in our revenue from point-to-point services over the last ten years. Some other FSS operators have service mixes that are less weighted towards point-to-point connectivity than our current service mix. We have been addressing this erosion and sustaining our business by expanding our customer base in point-to-multipoint services, such as video, and growing our presence in serving wireless communications providers and the mobility sector.

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

The FSS sector, as a whole, has experienced growth over the past few years. However, the future market for FSS may not grow or may shrink. Competing technologies, such as fiber optic cable, are continuing to adversely affect the point-to-point segment of the FSS sector. In the point-to-multipoint segment, economic downturns, the transition of video traffic from analog to digital and continuing improvements in compression technology, which allows for improved transmission efficiency, have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of direct-to-home (“DTH”) platforms, high definition television (“HDTV”) and niche programming, may fail to materialize or may not occur in the manner or to the extent we anticipate. Any of these industry dynamics could negatively affect our operations and financial condition.

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

The FSS sector has in the past experienced periods of pricing pressures that have resulted in reduced revenues of FSS operators. Current pricing pressures and potential pricing pressures in the future could have a significant negative impact on our revenues and financial condition.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet. As of December 31, 2014, four of the satellites in our fleet were covered by in-orbit insurance. Amounts recoverable from in-orbit insurance coverage may initially be comparable to amounts recoverable with respect to launch insurance coverage; however, such amounts generally decrease over time and are typically based on the declining book value of the satellite.

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

We also maintain third-party liability insurance on our satellites to cover damage caused by our satellites. As of December 31, 2014, certain satellites in our fleet were covered by third-party liability insurance. This insurance, however, may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

As of December 31, 2014, on a consolidated basis, we had approximately $14.8 billion principal amount of third-party indebtedness, approximately $3.1 billion of which was secured debt. Our subsidiaries were the issuers or borrowers of this debt as follows: (a) Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), had approximately $14.8 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.1 billion of which was secured debt, and (b) Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) had approximately $11.3 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.1 billion of which was secured debt. Intelsat Luxembourg debt and Intelsat Jackson debt are included in our consolidated debt.

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

On January 12, 2011, Intelsat Jackson, our wholly-owned subsidiary, entered into a secured credit agreement (as amended, the “Intelsat Jackson Secured Credit Agreement”). The Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other outstanding indebtedness contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on Intelsat S.A. and some or all of its subsidiaries, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement.

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

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Jackson Secured Credit Agreement could result in a default under such agreement. If any such default occurs, the lenders under the Intelsat Jackson Secured Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all available cash to repay these borrowings. If this occurred under the Intelsat Jackson Secured Credit Agreement, this would result in an event of default under our existing notes. The lenders under the Intelsat Jackson Secured Credit Agreement will also have the right in these circumstances to terminate any commitments they have to fund further borrowings. If Intelsat Jackson were unable to repay outstanding borrowings when due, the lenders under the Intelsat Jackson Secured Credit Agreement would have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the Intelsat Jackson Secured Credit Agreement were to be accelerated, our assets might not be sufficient to repay such debt in full or to repay our notes and our other debt.

Our business is capital intensive and requires us to make long-term capital expenditure decisions, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict customer demand. We have only a fixed amount of transponder capacity available to serve a particular region. If our customer demand exceeds our transponder capacity, we may not be able to fully capture the growth in demand in the region served by that capacity. We currently expect that our liquidity requirements in 2015 will be satisfied by cash on hand, cash generated from our operations, borrowings under our revolving credit facility and refinancing of our third party debt. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

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

Long-term disruptions in the capital and credit markets as a result of uncertainty due to recent recessions, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If financial market disruptions intensify, it may become difficult for us to raise additional capital or refinance debt when needed, on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash, which could adversely impact our business and our ability to execute our business strategies.

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

We are subject to political, economic, regulatory and other risks due to the international nature of our operations.

We provide communications services in approximately 200 countries and territories. Accordingly, we may be subject to greater risks than other companies as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes, government sanctions and regulatory actions, and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide services, for instance in countries heavily reliant on revenues from natural resources. If we ever need to pursue legal remedies against our customers or our business partners located outside of Luxembourg, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them depending on their location.

Substantially all of our on-going technical operations are conducted and/or managed in the United States, Luxembourg and Germany. However, providers of satellite launch services, upon which we are reliant to place our satellites into orbit, locate their operations in other countries, including Kazakhstan. Political disruptions in this country could increase the risk of launching the satellites that provide capacity for our operations, which could result in financial harm to us.

Our business is subject to foreign currency risk.

Almost all of our customers pay for our services in U.S. dollars, although we are exposed to some risk related to customers who do not pay in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. For instance, our Russian customers and others may face difficulties paying for our services because of recent deterioration in the Russian currency and the relative strength of the U.S. dollar compared to many other currencies. In addition, our non-U.S. customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

Our Sponsors own a significant amount of our common shares and may have conflicts of interest with us in the future.

Our Sponsors (as defined below in Item 4A—History and Development of the Company—The Sponsors Acquisition Transactions) beneficially own in the aggregate approximately 72% of our common shares. By virtue of their share ownership, the Sponsors may be able to influence decisions to enter into any corporate transaction or other matter that requires the approval of shareholders. Additionally, the Sponsors are in the business of making investments in companies and, although they do not currently hold interests in any business that competes directly or indirectly with us, may from time to time acquire and hold interests in businesses that compete with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We have several large customers and the loss of, or default by, these customers could materially reduce our revenue and materially adversely affect our business.

A limited number of customers provide a substantial portion of our revenue and contracted backlog. For the year ended December 31, 2014, our ten largest customers and their affiliates represented approximately 25% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

Some customers have in the past defaulted and, although we monitor our larger customers’ financial performance and seek deposits, guarantees and other methods of protection against default where possible, our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, devaluation of local currency or other reasons. Defaults by any of our larger customers or by a group of smaller customers who, collectively, represent a significant portion of our revenue could adversely affect our revenue, operating margins and cash flows. If our contracted backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

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

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies that have occurred in our satellites and the satellites of other operators as a result of:

•	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

•	problems with the power systems of the satellites, including:

•	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

•	failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and/or

•	problems with the control systems of the satellites, including:

•	failure of the primary and/or backup satellite control processor (“SCP”); and

•	failure of the Xenon-Ion Propulsion System (“XIPS”) used on certain Boeing satellites, which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

•	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out, including:

•	failure of one or more gyroscope and/or associated electronics that are used to provide satellite attitude information during maneuvers.

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

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationships with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimates of their future effects may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenue generated by that satellite or the recognition of an impairment loss, and in some circumstances could lead to claims from third parties for damages, if a satellite experiencing an anomaly were to cause physical damage to another satellite, create interference to the transmissions on another satellite, cause other satellite operators to incur expenses to avoid such physical damage or interference or lower operating income as a result of an impairment charge. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered. See—Risk Factors Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

Many of the technical problems we have experienced with our current fleet have been component failures and anomalies. Our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The IS-804 satellite was an LM 7000 series satellite, and as of December 31, 2014, we operated one other satellite in the LM 7000 series, IS-805. We believe that the IS-804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

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

Our Galaxy 26 and Galaxy 27 satellites experienced sudden anomalies in their electrical distribution systems that resulted in the loss of control of the satellites and the interruption of customer services on the satellites in June 2008 and November 2004, respectively. We believe the likely root cause of the anomalies is a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on two of our satellites, Galaxy 27 and IS-8. Galaxy 26 was decommissioned in June 2014.

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

We may also experience additional anomalies relating to the failure of the SCP in our BSS 601 satellite (IS-26), various anomalies associated with XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our BSS 702 satellites.

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our IS-4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results. As of December 31, 2014, we operate only one BSS 601 satellite, IS-26.

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

On April 22, 2011, the IS-28 satellite was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A failure review board established to determine the cause of the anomaly completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The failure review board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was successfully launched in October 2012.

On June 1, 2012, our IS-19 satellite experienced damage to its south solar array during its launch operations. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by Space Systems Loral, LLC (“SSL”) and Sea Launch to investigate the solar array deployment anomaly concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We filed a partial loss claim with our insurers relating to the solar array anomaly and all of the insurance proceeds from the partial loss claim were received in 2013. As planned, the operational portion of IS-19 replaced IS-8 at 166°E, in August 2012.

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

Since 1975, we and the entities we have acquired have launched 124 satellites. Including the IS-27 satellite, nine of these satellites were destroyed as a result of launch failures, six of which occurred prior to 1995. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used.

As of December 31, 2014, we had seven satellites in development that are expected to be launched from 2015 to 2017. See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

The construction and launch of satellites are subject to certain delays. Such delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to utilize transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in the launch of a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available. As of December 31, 2014, we had seven satellites in development that are expected to be launched from 2015 to 2017. See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites.

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

Natural disasters could damage or destroy our ground stations, resulting in a disruption of service to our customers. We currently have the technology to safeguard our antennas and protect our ground stations during natural disasters such as a hurricane, but the collateral effects of such disasters such as flooding may impair the functioning of our ground equipment. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time and may incur an impairment charge lowering our operating income.

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

We are required to record frequencies and orbital locations used by our satellites with the ITU and to coordinate with other satellite operators and national administrations the use of these frequencies and orbital locations in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of satellites at particular orbital locations, as well as the type of applications or services that we can accommodate. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use a satellite at a given orbital location for our proposed service or coverage area. The use of our satellites may also be temporarily or permanently adversely affected if the operation of adjacent satellite networks does not conform to coordination agreements resulting in the acceptable interference levels being exceeded (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).

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

Our History

Intelsat, Ltd. was the successor entity to the International Telecommunications Satellite Organization (the “IGO”). The IGO was a public intergovernmental organization created on an interim basis by its initial member states in 1964 and formally established in February 1973 upon entry into force of an intergovernmental agreement. The member states that were party to the treaty governing the IGO designated certain entities to market and use the IGO’s communications system within their territories and to hold investment share in the IGO.

The Privatization

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

The Sponsors Acquisition Transactions

On February 4, 2008, Serafina Acquisition Limited completed its acquisition of 100% of the equity ownership of Intelsat Holdings for total cash consideration of approximately $5.0 billion, pursuant to a share purchase agreement among Serafina Acquisition Limited, Intelsat Holdings, certain shareholders of Intelsat Holdings and Serafina Holdings Limited (“Serafina Holdings”). Serafina Holdings is an entity formed by funds controlled by BC Partners Holdings Limited (the “BCEC Funds”) and certain other investors. Subsequent to the execution of the share purchase agreement, two investment funds controlled by Silver Lake Partners, L.P. (“Silver Lake Partners”) and other equity investors joined the BCEC Funds as the equity sponsors of Serafina Holdings. We refer to the BCEC Funds, the Silver Lake Partners funds and the other equity sponsors collectively as the Sponsors. As a result of completion of the Sponsors Acquisition Transactions and related financing transactions, we and our subsidiaries assumed aggregate net incremental debt of approximately $3.7 billion.

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

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and ISPs. We are also the leading provider of commercial satellite communication services to the U.S. government and other select military organizations and their contractors.

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

We hold one of the largest collections of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in the established regions historically using the most satellite capacity, as well as the higher growth emerging regions, where approximately 53% of our capacity is currently focused.

We believe our leadership position, valuable customer relationships and global network enable us to benefit from growing demand for reliable bandwidth, resulting from trends such as:

•	Global distribution of television entertainment and news programming to fixed and mobile devices;

•	Completion and extension of international, national and regional voice and data networks, fixed and wireless, notably in emerging regions;

•	Universal access to broadband connectivity through fixed and mobile networks by consumers, corporations and other organizations;

•	Increasing deployment of in-flight and on-board broadband access for consumer applications in the commercial and private flight and maritime sectors;

•	Requirements for cost-efficient space-based network solutions for fixed and mobile government and military applications; and

•	Global demand for services which enable connected devices, such as machine-to-machine communications and the Internet of Things (“IoT”).

We believe that we have one of the largest, most reliable and most technologically advanced commercial communications networks in the world. As of December 31, 2014, our global communications system features a fleet of 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the FSS sector. Our satellite capacity is complemented by our suite of IntelsatOne® managed services, including our terrestrial network comprised of leased fiber optic cable, access to Internet points of presence (“PoPs”), multiplexed video and data platforms and owned and operated teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

•	Fast, scalable, secure and high performance infrastructure deployments;

•	Superior end-to-end network availability as compared to the availability of terrestrial networks, due to fewer potential points of failure;

•	Highly reliable bandwidth and consistent application performance, as satellite beams effectively blanket service regions;

•	Ability to extend beyond terrestrial network end points or to provide an alternative path to terrestrial infrastructure;

•	Efficient content distribution through the ability to broadcast high quality signals from a single location to many locations simultaneously;

•	Video neighborhoods, or capacity at orbital locations with a large number of consumer dishes or cable headend dishes pointed to them maximizing potential distribution of television programming; and

•	Rapidly deployable communications infrastructure for disaster recovery.

We believe that our hybrid satellite-terrestrial network, combined with one of the world’s largest collection of FSS spectrum rights, is a unique and valuable asset.

Our network architecture is flexible and, coupled with our global scale, provides strong capital and operating efficiency. We are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. In 2015, we expect to begin launching satellites of our next-generation fleet design, branded as Intelsat EpicNG, a high throughput platform that will further increase our flexibility while decreasing our cost of transmission. The first of these satellites is expected to enter service in mid-2016. Our technology has utility across a number of applications, with minimal customization to address diverse applications. We operate our global network from a fully-integrated, centralized satellite operations facility, with regional sales and marketing offices located close to our customers. The operational flexibility of our network is an important element of our differentiation and our growth.

We have a reputation for operational and engineering excellence, built on our experience of 50 years in the communications sector. Our network delivered 99.999% network availability on station-kept satellites to our customers in 2014.

As of December 31, 2014, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $10.0 billion, roughly four times our 2014 annual revenue. For the year ended December 31, 2014, we generated revenue of $2.47 billion and net income attributable to Intelsat S.A. of $232.5 million. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $1.96 billion, or 79% of revenue, for the year ended December 31, 2014.

In 2014, our business encountered a number of challenges that are reflected in our operating results, and we believe these trends are likely to continue for some time:

•	Legacy business: the acceleration of contract expirations and terminations for point-to-point trunking services, which are related to our heritage in providing fixed telecommunications infrastructure, in response to improved fiber availability in certain regions;

•	Intense pricing pressure related to increased transponder services supply in certain regions, which initially affected our business in Africa, but which could spread to other regions experiencing new or increased supply;

•	Continued weakness in our government business related to troop withdrawals and reduced spending by the U.S. government;

•	Recent indications by our U.S. media customers’ of their plans to accelerate adoption of new compression methodologies that reduce the quantum of bandwidth necessary to transmit standard and high definition programming, in advance of the expected adoption of ultra high definition services. If ultra high definition services are adopted on a broad scale, this trend could compensate for the negative compression trend; as well as

•	Geopolitical and geo-economic conditions, disruptions or changes in Russia and the improving strength of the dollar, which results in our services being more expensive as compared to alternatives priced in local currencies in non-U.S. dollar denominated regions.

We believe we benefit from a number of characteristics that allow us to effectively manage our business despite these competitive and geo-economic pressures:

•	Significant long-term contracted backlog, providing a foundation for predictable revenue streams;

•	The upcoming launch of our next generation Intelsat EpicNG platform, which will support new services targeted to growth applications;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 78% in the past three years;

•	Reduced interest expense following our IPO and successful debt refinancing transactions in 2013 and continued debt reduction in 2014; and

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable bandwidth, provide us with a platform for long-term success.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The FSS sector is expected to generate revenues of approximately $12.0 billion in 2015, and C- and Ku-band transponder service revenue is expected to grow by a compound annual growth rate (“CAGR”) of 3.8% from 2014 to 2019 according to a study issued in 2014 by NSR, a leading international market research and consulting firm specializing in satellite and wireless technology and applications.

In recent years, the addressable market for FSS has expanded to include mobile applications because existing mobile satellite systems cannot provide the broadband access required by high bandwidth mobile platforms, such as ships and aircraft, including unmanned aerial vehicles. Satellite services provide secure bandwidth capacity ideal for global in-theater communications since military operations are often in locations without reliable communications infrastructure. According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 5.3% from 2014 to 2019.

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

Our sector has consolidated over the course of the last decade, as the combination of large capital commitments, operational infrastructure requirements and access to spectrum has created challenges for smaller operators. Today, there are only four FSS operators, including us, providing global services, which is important as multinationals and governments seek a one-stop solution for obtaining global connectivity. In addition, there are a number of operators with fewer satellites that provide regional and/or national services. We currently hold the largest number of rights to orbital slots in the most valuable C- and Ku-band spectrums.

We believe a number of fundamental trends are creating increasing demand for satellite services:

•	Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them while creating new audiences for content. Globalization also increases the communications requirements for governments supporting embassy and military applications;

•	Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations. Globally dispersed organizations often turn to satellite-based infrastructure to provide better access, reliability and control. The penetration of broadband connectivity for businesses is expected to grow from 57% to 98% and from 58% to 64% in the Latin America and Asia Pacific regions, respectively, over the period 2014 to 2019 according to Pyramid Research, a research consultant. Wireless telecommunications companies often use satellite-based solutions to extend networks into areas where geographic or low population density makes it economically unfeasible to deploy other technology. Further deployments of wireless telecom infrastructure and the migration from 2G to 3G and 4G networks, which carry content and data, in addition to voice, also create demand for satellite bandwidth. In 2014, a number of large procurement requests featuring satellite technology were initiated, by global social media and Internet leaders seeking to bring broadband connectivity to emerging regions, contemplating new business models. This acknowledgement of the near-instant infrastructure provided by, and ubiquitous reach of satellite communications, represents potential future demand for satellite connectivity.

•	The emergence of new content consumers resulting from economic growth in developing regions results in increased demand for free-to-air and pay-TV content, including cable and DTH. Demand for capacity to support DTH applications is expected to grow at a CAGR of 4.8% for the period 2014 to 2019, according to NSR.

•	Proliferation of formats and new sources of entertainment content results in increased bandwidth requirements as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies. HDTV, and now the introduction of Ultra HD television, Internet distribution of traditional television programming, known as “Over the Top” or “OTT”, and video to mobile devices are all examples of the expanding format and distribution requirements of media programmers, the implementation of which varies greatly from developed to emerging regions. In its 2014 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.8% from 2014 to 2019;

•	Mobility applications, such as wireless infrastructure, maritime communications, and aeronautical services for commercial and government applications are fueling demand for mobile bandwidth. Commercial applications, such as broadband services for consumer air flights and cruise ships, as well as broadband requirements from the maritime and oil and gas sectors, provide increased demand for satellite-based bandwidth. Rapid growth in cellular services for developing regions is expected to transition from demand for voice only services to demand for data and video services over time, with 2G, 3G and 4G network deployments, resulting in increased network bandwidth requirements. Fixed satellite services revenue growth related to capacity demand for broadband mobility applications from land, aeronautical and maritime is expected to grow at a CAGR of 18.1% for the period 2014 to 2019, according to NSR; and

•	Connected Devices, such as those contemplated by machine to machine communications, the IoT and other future technology trends, will require ubiquitous coverage that might be best provided by satellite technology for certain applications in certain regions, and also for applications where ubiquitous, global access is required. This represents an important potential source of longer-term demand.

In total, C- and Ku-band transponder service revenue is expected to grow at a CAGR of 3.8% from 2014 to 2019, according to NSR.

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

Customer Set	Representative Customers	Year	Annual Revenue (1)(2)	% of 2014 Total Revenue (2)	% of 2014 Backlog (1)(2)	Backlog to 2014 Revenue Multiple
Network Services	Airbus Defence & Space, Bharti, Orange, Harris Caprock UK Limited, Verizon, Vodafone, America Movil	2010	$1,248
		2011	$1,218
		2012	$1,193
		2013	$1,202
		2014	$1,150	46%	48%	2.3x

Media	Discovery Communications, Fox Entertainment Group, MultiChoice, Home Box Office, DIRECTV, The Walt Disney Company, Turner Broadcasting Company	2010	$788
		2011	$818
		2012	$859
		2013	$884
		2014	$881	36%	40%	7.5x

Government	Australian Defence Force, U.S. Department of Defense, U.S. Department of State, U.S. Navy, U.S. Air Force, Finnmeccanica	2010	$483
		2011	$517
		2012	$524
		2013	$486
		2014	$410	17%	11%	1.3x

(1)	Dollars in millions; backlog as of December 31, 2014.
(2)	Does not include satellite related services and other.

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

Network Services

We are the world’s largest provider of satellite capacity for network services, according to Euroconsult, with a 32% global share. Our satellite capacity, paired with our terrestrial network comprised of leased fiber, teleports and data networking platforms, enables the transmission of video, data and voice to and from virtually any point on the surface of the earth. There is an increasing need for basic and high-speed connectivity in developed and emerging regions around the world. We provide an essential element of the infrastructure supporting the rapid expansion of wireless services in many emerging regions. Furthermore, as mobile communications becomes essential to global networking and Internet use, we are increasingly providing capacity to be used for mobility applications such as maritime enterprise and maritime and aeronautical broadband services for passenger access services.

Network services is our largest customer set and accounted for 46% of our revenue for the year ended December 31, 2014 and $2.7 billion of our contracted backlog as of December 31, 2014. Our business generated from the network services sector is generally characterized by non-cancellable, one to five year contracts with many of the world’s leading communications providers, including fixed and wireless telecommunications companies, such as global carriers and regional and national providers in emerging regions, corporate network service providers, such as VSAT services providers to vertical markets including banks, value-added services providers, such as those serving the oil and gas and maritime industries, and multinational corporations and other organizations operating globally.

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

Our IntelsatOne network includes regional shared data networking platforms at our teleports that are connected to approximately 40 of our satellites. As a result, our customers can quickly establish highly reliable services across multiple regions, yet operate them on a centralized basis. Our satellite-based solutions allow customers to rapidly expand their service territories, increase the access speed and capabilities for their existing networks and efficiently address new customer and end-user requirements.

Highlights of our network services business include the following:

•	We are the world’s largest provider of satellite capacity for satellite-based private data networks, including VSAT networks, according to Euroconsult;

•	We believe we are the leading provider of satellite capacity for cellular backhaul applications in emerging regions, connecting cellular access points to the global telecommunications network, a global segment expected to generate over $1.0 billion in revenue in 2015, according to NSR. Over 80 of our customers use our satellite-based backhaul services as a core component of their network infrastructure due to unreliable or non-existent terrestrial infrastructure. Our cellular backhaul customers include the top 10 mobile groups in Africa, which represent 81% of the region’s subscribers;

•	We believe we hold the leading share of the aeronautical broadband services powering in-flight passenger connectivity. Fixed satellite services revenue growth related to capacity demand for broadband aeronautical services is expected to grow from approximately $70 million to $1,207 million, for the period 2014 to 2023, at a CAGR of 37%; and

•	Approximately 150 value-added network operators use our IntelsatOne broadband hybrid infrastructure to deliver their regional and global services. Applications for these services include corporate networks for multinationals, Internet access and broadband for maritime applications. C- and Ku-band revenue from capacity demand for mobility applications is expected to grow at a CAGR of 18.1% from 2014 to 2019, according to NSR.

Our leading position in this part of our business has been under pressure as new capacity from satellite operators and improved access to fiber links has changed the competitive environment in certain regions. The increase in satellite supply has resulted in significant declines in pricing, particularly in our Africa region. The increase in the availability of fiber has resulted in the accelerated retirement of our channel and trunking businesses, a trend that we expect will have less relevance as we near the end of the product lifecycle in 2016. As a result, we believe that the level of business activity in this sector in the near to mid-term will remain lower than that of recent years. Our next generation Intelsat EpicNG satellites will provide inventory to offset these recent trends, providing bandwidth for mobility and enterprise applications. The first of these satellites is expected to enter service in mid-2016.

Media

We are the world’s second largest provider of satellite capacity for media services, according to Euroconsult, with a 20% global share. We have delivered television programming to the world since the launch of our first satellite, Early Bird, in 1965. We provide satellite capacity for the transmission of entertainment, news, sports and educational programming for over 350 broadcasters, content providers and DTH platform operators worldwide. We have well-established relationships with our media customers, and in some cases have distributed their content on our satellites for over 25 years.

Media customers are our second largest customer set and accounted for 36% of our revenue for the year ended December 31, 2014 and $6.6 billion of our contracted backlog as of December 31, 2014. Our business generated from the media sector is generally characterized by non-cancellable, long-term contracts with terms of up to 15 years with premier customers, including national broadcasters, content providers and distributors, television programmers and DTH platform operators.

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

Our fully integrated satellite, fiber and teleport facilities provide enhanced quality control for programmers. In addition to basic satellite services, we offer bundled, value-added services under our IntelsatOne brand that include managed fiber services, digital encoding of video channels and up-linking and down-linking services to and from our satellites and teleport facilities. Our IntelsatOne bundled services address programmers’ interests in delivering content to multiple distribution channels, such as television and Internet, and their needs for launching programs to new regions in a cost-efficient manner.

Highlights of our media business include the following:

•	29 of our satellites host premium video neighborhoods, offering programmers superior audience penetration, with nine serving the United States, five serving Europe, eight serving Latin America, four serving Asia and three serving Africa and the Middle East;

•	We are a leading provider of capacity used in global content distribution to media customers, according to Euroconsult. Our top 10 video distribution customers buy service on our network, on average, across three or more geographic regions, demonstrating the value provided by the global reach of our network;

•	We believe that we are the leading provider of satellite service capacity for the distribution of cable television programming in North America, with thousands of cable headends pointed to our satellites. Our Galaxy 13 satellite provided the first high definition neighborhood in North America, and today, our Galaxy fleet distributes nearly 325 high definition channels, and we distribute approximately 5,500 TV channels, including 700 high definition channels, on a global basis. In its 2014 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.8% from 2014 to 2019;

•	We are a leading provider of satellite services for DTH providers, according to NSR, delivering programming to over 31 million subscribers and supporting more than 30 DTH platforms around the world, including DIRECTV in Latin America, Orion in Russia, GVT in Brazil and Multichoice in Africa;

•	We are a leading provider of capacity used in video contribution managed occasional use services, supporting coverage of major events for news and sports organizations, according to NSR. For instance, we have carried programming on a global basis for every Olympiad since 1968. Our services for media companies covering the 2014 winter games included the use of four Intelsat satellites and our IntelsatOne terrestrial network, offering them a robust and secure method for transporting their content. Similarly, during the 2014 World Cup, rights holders and programmers committed to approximately 500 MHz of capacity reserved on seven satellites for full-time services for the duration of the event; and

•	Global C- and Ku-band transponder revenue from video applications is forecasted to grow at an overall CAGR of approximately 3.8% from 2014 to 2019, according to NSR.

We expect continued growth in this part of our business in 2015, supported by the late 2014 launch of the Intelsat 30 satellite, which supports DTH services in Latin America. Further supporting growth is the expected launch of three satellites in late 2015 and 2016 benefitting our media business. This will be offset somewhat by acceleration of compression technologies, which reduce bandwidth requirements in our North American business. In time, we expect new demand for capacity to support the new 4K format, also known as Ultra HD, which could compensate for reductions in demand related to compression.

Government

We are the leading provider of commercial satellite services to the government sector, according to NSR, with a 33% share of the U.S. military and government use of commercial satellite capacity worldwide. With 50 years of experience serving this customer set, we have built a reputation as a trusted partner for the provision of highly customized, secure satellite-based solutions. The government sector accounted for 17% of our revenue for the year ended December 31, 2014 and $535.4 million of our contracted backlog as of December 31, 2014.

Our satellite communication services business generated from the government sector is generally characterized by single year contracts that are cancellable by the customer upon payment of termination for convenience charges and include annual options to renew for periods of up to four additional years. In 2014, the U.S. government budget sequestration, and troop withdrawals from regions of conflict, reduced the level of activity in our government business.

In addition to communication services, our business generated from hosted payloads is generally characterized by contracts with service periods extending up to the 15 year life of the satellite, cancellable upon payment of termination penalties defined by the respective contracts.

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

We attribute our strength in serving military and government users to our global infrastructure of satellites and our IntelsatOne network of teleports and fiber that complement the government’s own networks and satellites. Our fleet is flexible and provides global network capacity, resilience and critical surge capabilities. In some instances, we provide our government customers managed, end-to-end secured networks, combining our resources in space and on the ground, for fixed and mobile applications.

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

Highlights of our government business include the following:

•	We are the prime contractor or a leading contractor on a number of multi-year contract vehicles under which multiple branches of the government can order our commercial satellite services, including the Commercial Broadband Satellite Program and the Future COMSATCOM Services Acquisition program;

•	The reliability and scale of our fleet and planned launches of new and replacement satellites allow us to address changing demand for satellite coverage and to provide mission-critical communications capabilities. For instance, our Intelsat 22 satellite hosts a UHF payload under a 15-year agreement with the Australian Defence Force;

•	The U.S. government and military is one of the largest users of commercial satellites for government/military applications on a global basis. In 2014, we served approximately 100 customers that are government customers, resellers to government customers or integrators; and

•	According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 5.3% from 2014 to 2019.

Although an approved U.S. budget has ended the sequestration environment, we believe that the level of business activity in this sector in the near to mid-term will remain lower than that of recent years, as the final troop withdrawals from Afghanistan reduce needs for in-region support, and continuing spending restraints result in lower program budgets. We believe our reputation as a provider of secure solutions, our global fleet, our customer relationships, our ability to provide turn-key services and our demonstrated willingness to reposition or procure capacity to support specific requirements position us to successfully compete for commercial satellite solutions for bandwidth intensive military and civilian applications. We also note progress in U.S. government procurement practices, with some specific instances of contracting for services for periods in excess of the more typical 1 year term, and interest in exploring creative contracting constructs such as hosted payloads and outsourcing of certain space-based functions.

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

The scale of our fleet can also reduce the financial impact of satellite failures and protect against service interruption. No single satellite generated more than 6% of our revenue and no single customer accounted for more than 5% of our revenue for the year ended December 31, 2014.

The following chart shows the geographic diversity of our contracted backlog as of December 31, 2014 by region and service sector, based upon the billing address of the customer.

The majority of our on-network revenue aligns to emerging regions, based upon the position of our satellites and beams. The following chart shows the breakdown of our on-network revenue by the region in which the service is delivered as of December 31, 2014:

Our Strategy

We seek revenue growth by expanding our broadband infrastructure business in high growth regions and applications while maintaining our focus on operational discipline.

We believe that building infrastructure, introducing services and investing in related technology will allow us to address sectors that are much larger, and growing much faster, than the sectors we support today. This includes:

•	Providing network infrastructure for 2G, 3G and 4G wireless in developing regions;

•	Establishing new content distribution networks enabling OTT programming in emerging regions;

•	Providing broadband services for aeronautical, maritime and other mobile services; and

•	Providing ubiquitous broadband for global deployment of connected consumer devices, with the continuing formation of the IoT.

While our business encounters short-term challenges, including the limited amount of marketable capacity in our fleet until we begin launching and placing into service our Intelsat EpicNG satellite platform, our strategy is designed to position us to capture short-term and long-term growth.

Given our efficient operating structure, we believe our strategies will position us to continue to deliver high operating margins. As we place into service our next generation capacity starting in 2016, as described below, we will have increased opportunity to generate organic revenue growth. The key components of our business strategy include the following:

Focus our core business on attractive and growing broadband, mobility and media applications and innovative government solutions

We are a business-to-business provider of high performance, secure critical communications infrastructure. We intend to leverage our leading position, customer relationships, global network and regional strengths to capture new business opportunities as a result of the following:

Network Services:

•	New broadband connectivity requirements for mobility applications such as aeronautical, offshore energy and maritime applications;

•	The continued expansion of cellular networks, migration of these cellular networks from 2G to 3G and 4G and voice and data growth in emerging regions with inadequate infrastructure;

•	Demand from global social media and Internet leaders seeking to provide emerging market broadband access under new business models;

•	The requirement for highly reliable backup to fiber and other terrestrial links for certain geographies; and

•	Growth in multinational enterprise broadband access requirements resulting from globalization.

Media:

•	Programmers and broadcasters seeking new global distribution capabilities to deliver content in new regions;

•	New and expanding DTH platforms in fast growing emerging regions; and

•	Content and format proliferation, such as standard definition, high definition and ultra-high definition formats, increasing the capacity needs of our programmer customers, as well as requirements for more efficient infrastructure for distribution of OTT programming, especially in developing regions.

Government:

•	The need for a cost efficient complement to government-owned satellite capacity, such as innovative fixed and mobile broadband and turn-key network solutions for global communications;

•	Bandwidth requirements resulting from the use of manned and unmanned aerial vehicles; and

•	Hosted payload opportunities as government customers increasingly seek speedy and cost efficient access to space, filling capacity gaps by co-locating their space assets on commercial satellites.

Optimize and leverage our space-based assets, including orbital locations and spacecraft

We intend to maximize the revenues and returns generated by our assets by managing capacity in a disciplined and efficient manner. Key elements of our strategy include:

•	Relocating bandwidth in order to support growth for mobile and network services customers, particularly in emerging markets;

•	Joining with other satellite operators and business partners interested in combining interests at certain orbital locations to capture new opportunities;

•	Optimizing our space-based assets by creating additional marketable capacity through re-assigning traffic (grooming), repointing steerable beams and relocating satellites; and

•	Allocating capital based on expected returns and market demand, and being disciplined in the selection of the number, size and characteristics of replacement and new satellites to be launched. We do not expect to replace our existing fleet of 50 satellites, on a one-for-one basis.

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

Our next generation satellite technology, Intelsat EpicNG, will be incorporated into our fleet as we complete the scheduled replacement of our IX-series satellites. The Intelsat EpicNG platform features high throughput spot beam technology, utilizing frequency reuse in order to dramatically increase the amount of throughput on the satellites. The innovative design is in contrast to other high throughput platforms; Intelsat EpicNG emphasizes open architecture and backward compatibility, which provides our customer base with complete flexibility with respect to leveraging existing ground hardware capital investment, a significant element when analyzing total cost of ownership.

While these EpicNG satellites are expected to cost more per satellite, our cost per bit delivered is expected to decrease significantly. Because EpicNG satellites are significantly larger in terms of capacity and throughput than traditional satellites, we expect the number of station-kept satellites we maintain in our fleet to decline over the course of a 15 year cycle. This will enhance our capital expenditure efficiency over time. The Intelsat EpicNG platform introduced in 2012 was initially anchored by three customer contracts, representing nearly $500 million in backlog. As the satellite launch nears, renewals of additional customers at that orbital location will include the transition to the Epic platform. Our newer assets, including our enhanced terrestrial network, IntelsatOne, are used to address current market requirements, allowing older assets to be redeployed to serve legacy customer applications still efficiently served by those assets.

We believe that new satellite technologies, including high throughput satellites such as our Intelsat Epic NG platform, should significantly improve the performance of our network and thereby decrease our cost per bit delivered, improving our competitiveness with existing applications and increasing the value we can provide to customers. These improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications. We are also investing in enhanced technology that is incorporated in our terrestrial network to deliver converging video and IP content, thus expanding the services we provide to the media and telecommunications industries. We intend to continue to implement compression technologies into our ground network to reduce the bandwidth necessary for network service applications, increasing our customers’ efficiency and expanding our market potential, particularly in emerging regions.

Finally, we intend to leverage our frequent satellite launches and collection of orbital rights to address opportunities to supply specialized capabilities for large media companies and government applications. This could include launching and operating satellites with specific regional footprints and capabilities, such as our agreement with DIRECTV Latin America to provide customized capacity for DTH services on two satellites, the first of which was placed into service in 2014. Another example is our agreement with MultiChoice Inc. for capacity for DTH services on a satellite expected to be launched in 2016, serving South Africa and the Indian Ocean Region. With respect to government applications, this could include advanced satellites and space-based services, as well as the ability to integrate hosted payloads with our spacecraft, providing fast and cost-effective capabilities in space. For instance, we integrated a specialized payload for the Australian Defence Force (“ADF”) into our IS-22 satellite, which we launched in 2012.

Drive innovation through investments in ecosystem, creative business development and new business models

Complementing our innovation on our space-based assets, we are investing in a new generation of ground hardware that is expected to simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry. In the first quarter of 2015, we announced the first of a series of investments in ground antennas that use metamaterials and other innovations to simplify deployment. For instance, we have entered into a development partnership with Kymeta Inc. which we expect to result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis.

Going forward, we will also consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader.

Sales, Marketing and Distribution Channels

We strive to maintain a close working relationship with our customers. Our primary sales and marketing operations are located in the United Kingdom and the United States. In addition, we have established local sales and marketing support offices in the following countries around the world:

• Australia	• Mexico

• Brazil	• Senegal

• China	• Singapore

• France	• South Africa

• Germany	• United Arab Emirates

• India	• Japan

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

Our Network

Our global network is comprised of 50 satellites as of December 31, 2014 and ground facilities, including teleports, access to Internet PoPs and leased fiber that support our commercial services and the operation and control of our satellites.

Our customers depend on our global communications network and our operational and engineering leadership. Highlights of our network include:

•	Prime orbital locations, reflecting a valuable portfolio of coordinated fixed satellite spectrum rights;

•	Highly reliable services, including network availability of 99.999% on station-kept satellites for the year ended December 31, 2014;

•	Flexibility to relocate satellites to other orbital locations as we manage fleet replacement, demand patterns change or in response to new customer requirements;

•	Design features and steerable beams on many of our satellites that enable us to reconfigure capacity to provide different areas of coverage; and

•	Resilience, with multiple satellites serving each region, allowing for improved restoration alternatives should a satellite anomaly occur.

As we design our new satellites, we work closely with our strategic customers to incorporate technology and service coverage that provides them with a cost-effective platform for their respective requirements.

The table below provides a summary of our satellite fleet as of December 31, 2014, except where noted.

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Station Kept in Primary Orbital Role (2):
Intelsat 805	LM (3)	304.5°E	Jun-98	Q2 2018
Galaxy 11	BSS (4)	304.4°E	Dec-99	Q1 2019
Intelsat 12	SSL (5)	45°E	Oct-00	Q1 2017
Intelsat 901	SSL	342°E	Jun-01	Q4 2018
Intelsat 902	SSL	62°E	Aug-01	Q3 2019
Intelsat 904	SSL	60°E	Feb-02	Q2 2019
Intelsat 903	SSL	325.5°E	Mar-02	Q3 2018
Intelsat 905	SSL	335.5°E	Jun-02	Q2 2020
Galaxy 3C	BSS	95.05°W	Jun-02	Q1 2023
Intelsat 906	SSL	64.15°E	Sep-02	Q2 2021
Intelsat 907	SSL	332.5°E	Feb-03	Q3 2020
Galaxy 23 (6)	SSL	121°W	Aug-03	Q1 2023
Galaxy 13/H1(7)	BSS	127°W	Oct-03	Q3 2022
Intelsat 1002 (8)	AIRBUS	359°E	Jun-04	Q2 2021
Galaxy 28	SSL	89°W	Jun-05	Q3 2022
Galaxy 14	ORB (9)	125°W	Aug-05	Q2 2021
Galaxy 15	ORB	133°W	Oct-05	Q3 2023
Galaxy 16	SSL	99°W	Jun-06	Q2 2024
Galaxy 17	Thales (10)	91°W	May-07	Q1 2024
Intelsat 11	ORB	317°E	Oct-07	Q2 2022
Horizon 2 (11)	ORB	84.85°E	Dec-07	Q3 2024
Galaxy 18	SSL	123°W	May-08	Q2 2026
Intelsat 25	SSL	328.5°E	Jul-08	Q2 2024
Galaxy 19	SSL	97°W	Sep-08	Q3 2026
Intelsat 14	SSL	315°E	Nov-09	Q2 2027
Intelsat 15	ORB	85.15°E	Nov-09	Q3 2026
Intelsat 16	ORB	79°W	Feb-10	Q1 2028
Intelsat 17	SSL	66°E	Nov-10	Q2 2027
Intelsat 28 (12)	ORB	32.8°E	Apr-11	Q3 2024
Intelsat 18	ORB	180°E	Oct-11	Q3 2028
Intelsat 22 (13)	BSS	72.1°E	Mar-12	Q1 2030
Intelsat 19	SSL	166°E	Jun-12	Q2 2028
Intelsat 20	SSL	68.5°E	Aug-12	Q3 2030
Intelsat 21	BSS	302°E	Aug-12	Q3 2030
Intelsat 23	ORB	307°E	Oct-12	Q3 2030
Intelsat 30	SSL	95°W	Oct-14	Q3 2030

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Station Kept Satellites, Redeployed (14):
Galaxy 25	SSL	93.1°W	May-97	Q2 2019
Intelsat 8	SSL	169°E	Nov-98	Q2 2016
Intelsat 1R	BSS	310°E	Nov-00	Q2 2017
Intelsat 10	BSS	47.5°E	May-01	Q1 2016
Galaxy 12	ORB	129°W	Apr-03	Q2 2018

Inclined Orbit:
Intelsat 603 (15)	BSS	80.6°W	Mar-90	Q1 2015
Intelsat 702	SSL	32.9°E	Jun-94	Q4 2021
Intelsat 26	BSS	65.8°E	Feb-97	Q3 2017
Galaxy 27	SSL	66.2°E	Sep-99	Q3 2015
Intelsat 7	SSL	341.8°E	Sep-98	Q4 2016
LEASAT 5	BSS	72°E	Jan-90	Q3 2015
Intelsat 5	BSS	157°E	Aug-97	Q4 2020
Intelsat 9	BSS	316.9°E	Jul-00	Q4 2016
Intelsat 701	SSL	330.5°E	Oct-93	Q4 2018

(1)	Engineering estimates of the service life as of December 31, 2014 as determined by remaining fuel levels, consumption rates and other considerations (including power) and assuming no relocation of the satellite. Such estimates are subject to change based upon a number of factors, including updated operating data from manufacturers.
(2)	Primary orbital roles are those that are populated with station-kept satellites, generally, but not always, in their initial service positions, and where our general expectation is to provide continuity of service over the long-term.
(3)	Lockheed Martin Corporation.
(4)	Boeing Satellite Systems, Inc., formerly Hughes Aircraft Company.
(5)	Space Systems/Loral, LLC (“SSL”).
(6)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.
(7)	Horizons Satellite Holdings, LLC (“Horizons Holdings”), our joint venture with JSAT International, Inc. (“JSAT”), owns and operates the Ku-band payload on this satellite. We are the exclusive owner of the C-band payload.
(8)	Telenor owns 18 Ku-band transponders (measured in equivalent 36 MHz transponders) on this satellite. EADS Astrium was renamed AIRBUS Defence & Space.
(9)	Orbital Sciences Corporation.
(10)	Thales Alenia Space.
(11)	Horizons Holdings owns the payload on this satellite and we operate the payload for the joint venture.
(12)	IS-28 was formerly known as Intelsat New Dawn.
(13)	IS-22 includes a UHF payload owned by the Australian Defence Force.
(14)	Certain of our orbital roles are populated with satellites that generally, but not always, have been redeployed from their primary orbital role but still have significant remaining station-kept life.
(15)	Leasat F5 provides services in the X-band and UHF-band frequencies for military applications.

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

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its service life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to substantially extend the service life of the satellite. The types of services and customers that can access an inclined orbit satellite have traditionally been limited due to the movement of the satellite relative to a fixed ground antenna. However, recent technology innovations now allow the use of inclined orbit capacity for certain applications. As a result, we anticipate demand for inclined orbit capacity may increase over the next few years if these applications are successfully introduced. As of December 31, 2014, nine of our satellites were operating in an inclined orbit, with most continuing to earn revenue beyond our original estimated life for each of these satellites.

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

As of December 31, 2014, our in-orbit fleet of satellites had approximately 1,275 and 925 36-MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites. The average system fill factor for our satellites, which represents the percentage of our total available transponder capacity that is in use or that is reserved at a given time

(including guaranteed reservations for service), was 77%, 76%, 75% and 75% in the quarters ended March 31, 2014; June 30, 2014; September 30, 2014 and December 31, 2014, respectively. The factors resulting in the trends in average system fill factor over this period were primarily related to a net decline of in-use transponders related to the release of restoration capacity following the resolution of an anomaly, the non-renewal and terminations of certain services and a decision to relocate a satellite, which resulted in it being temporarily out of service, partially offset by new and expanded customer services. Total available capacity decreased slightly over this period as a result of a new satellite launch offset by satellites deorbited and satellites temporarily out of service due to relocation at the end of the period.

The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. A satellite’s service life is based upon fuel levels and other considerations, including power. Satellites launched in the recent past are generally expected to remain in service for the lesser of maneuver life and 16 years. Satellites typically have enough fuel to maintain between 16 and 18 years of station-kept operations. The average remaining service life of our satellites was approximately 8.3 years as of December 31, 2014, weighted on the basis of nominally available capacity for the station-kept satellites we own.

Planned Satellites

As of December 31, 2014, we had orders for the following 12 satellites. Generally, these satellites are being built over a period of three years.

Satellite	Manufacturer	Role	Earliest Launch Date	Expected Launch Provider
IS - 34	SSL	C-Ku replacement satellite for IS-805 and Galaxy-11 located at 304.5°E	Q3 2015	Arianespace
IS - 31	SSL	New satellite serving Latin America to be located at 95°W	Q1 2016	Proton
IS - 29e	Boeing	Next generation satellite offering high-throughput, open-architecture platform to be located at 310°E	Q1 2016	Arianespace
IS - 33e	Boeing	Next generation satellite offering high-throughput, open-architecture platform to be located at 60°E	2H16	Arianespace
IS - 36	SSL	New satellite serving Asia, Europe and Africa at 68.5°E	2H16	Arianespace
IS - 35e	Boeing	Next generation satellite offering high-throughput, open-architecture platform to be located at 325.5°E	2017	(TBD)
IS - 37e	Boeing	Next generation satellite offering high-throughput, open-architecture platform	2017	(TBD)
EpicNG class	Boeing	Next generation satellite offering high-throughput, open-architecture platform	2018	(TBD)
Traditional	(TBD)	Replacement satellite	2019	(TBD)
EpicNG class	Boeing	Next generation satellite offering high-throughput, open-architecture platform	2019	(TBD)
Traditional	(TBD)	Replacement satellite for Galaxy-14 at 125°W	2020	(TBD)
Traditional	(TBD)	Replacement satellite	2020	(TBD)

In addition to these planned satellites, we have a custom payload being built on a third party-owned satellite, to be known as IS-32e. To be located at 43.1°W, this payload is planned for launch in the first half of 2016.

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

Network Operations and Current Ground Facilities

We control and operate each of our satellites and manage the communications services for which each satellite is used from the time of its initial deployment through the end of its operational life, and we believe that our technical skill in performing these critical operations differentiates us from our competition. We provide most of these services from our satellite operations centers in McLean, Virginia and Long Beach, California, and our customer service center in Ellenwood, Georgia. In the event of a natural disaster or other situation disabling one of the facilities, each satellite operations center has the functional ability to provide instantaneous restoration of services on behalf of the other, demonstrating the efficiency and effectiveness of our network. Utilizing state of the art satellite command and control hardware and software, our satellite operations centers analyze telemetry from our satellites in order to monitor their status and track their location.

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

Our customer service center located in Ellenwood, Georgia includes a specialized video operations center, data operations center, and rapid access center. This facility is responsible for managing the communications services that we provide to our customers and is the first point of contact for customers needing assistance in using our network. We also maintain a back-up operations facility and data center a relatively short distance from our McLean, Virginia facility in Hagerstown, Maryland. This facility provides back-up emergency operational services in the event that our Ellenwood, Georgia customer service center experiences an interruption.

We have invested heavily in our fully integrated IntelsatOne terrestrial network which complements our satellite network. Our network includes teleport, leased fiber and network performance monitoring systems and enables us to provide end-to-end managed solutions to our customers. In addition to leased fiber connecting high-density routes, our ground network also features strategically located PoPs, which are drop-off points for our customers’ traffic that are close to major interconnection hubs for telecommunications applications, video transmissions and trunking to the Internet backbone. Our terrestrial network is an all IP network environment that results in improved ground support of high bandwidth applications such as HD video. The network architecture allows us to converge our media and network services terrestrial network infrastructures, resulting in reduced costs, and provides opportunities for generating additional revenue from existing and new customers by bundling combinations of media and network services products that can be offered through a single access circuit into our network.

Capacity Sparing and Backup and General Satellite Risk Management

As part of our satellite risk management, we continually evaluate, and design plans to mitigate, the areas of greatest risk within our fleet, especially for those satellites with known technical risks. We believe that the availability of spare transponder services capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in—Our Network—Satellite Systems above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors could help us to mitigate the financial impact to our operations attributable to the occurrence of a major satellite anomaly, including the loss of a satellite. Although we do not maintain backup for all of our transponder services operating capacity, we generally maintain some form of backup capacity for each satellite designated as being in primary operating service. Our restoration backup capacity may include any one or more of the following:

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

As of December 31, 2014, four of the satellites in our fleet were covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels, generally decreases over time and is typically based on the declining book value of the satellite. We do not currently insure against lost revenue in the event of a total or partial loss of a satellite.

Satellite Health and Technology

Our satellite fleet is diversified by manufacturer and satellite type, and is generally healthy, with 99.999% availability of station-kept satellite capacity during the year ended December 31, 2014. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet, or provided capacity that we purchased from other satellite operators.

Significant Anomalies

On November 28, 2004, our Galaxy 27 satellite experienced a sudden anomaly in its north electrical distribution system which resulted in the loss of control of the satellite and the interruption of customer services on the satellite. Galaxy 27 is a FS 1300 series satellite manufactured by SSL. Our engineers were able to regain command and control of Galaxy 27, and it was placed back in service, with reduced payload capacity, following operational testing. We determined that the north electrical distribution system on Galaxy 27 and the communications capacity associated with it were not operational, and the satellite lost redundancy in nearly all of its components. As of December 31, 2014, Galaxy 27 is kept in inclined orbit.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2014 we operated one other satellite in the LM 7000 series, IS-805. IS-805 remains in a primary orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellite, the risk of any individual satellite having a similar anomaly is low.

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

On June 29, 2008, our Galaxy 26 satellite experienced a sudden and unexpected electrical distribution anomaly causing the loss of a substantial portion of the satellite power generating capability and resulting in the interruption of some of the customer services on the satellite. Galaxy 26 is also a FS 1300 series satellite. Certain transponders continued to operate normally. However, the anomaly resulted in a reduction to the estimated remaining useful life of the satellite. In June 2014, Galaxy 26 was decommissioned.

With respect to both the Galaxy 27 and Galaxy 26 anomalies, the failure review boards that we established with SSL identified the likely root cause of the anomalies as a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. The design flaw also exists on IS-8. This satellite has been in service since November 1998 and has not experienced an electrical system anomaly. Along with the manufacturer, we continually monitor this problem. Traffic on IS-8 was transferred to IS-19 in 2012, and IS-8 has been relocated to 169°E, where it provides normal service.

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

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A Failure Review Board established to determine the cause of the anomaly, completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The Failure Review Board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012 and entered into service in November 2012.

On June 1, 2012, our IS-19 satellite was launched into orbit. During launch operations, our IS-19 satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (IOB) formed by SSL and Sea Launch to investigate the solar array deployment anomaly concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We filed a partial loss claim with our insurers related to the IS-19 solar array anomaly and obtained $84.8 million of insurance proceeds from the claim. As planned, IS-19 followed IS-8 at 166°E longitude, in August 2012.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and we received $406.2 million of insurance proceeds in 2013.

Other Anomalies

We have also identified four other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the on-board SCP in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites;

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites; and

•	failure of gyroscopes on certain SSL satellites.

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

As of December 31, 2014, we operated one BSS 601 satellite, IS-26. This satellite has been identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

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

As of December 31, 2014, we operated four BSS 601 HP satellites, IS-5 and IS-9, both now in inclined-orbit, and IS-10 and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 continues to have both XIPS available as its primary propulsion system. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacements by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

BSS 702 HP Solar Arrays. All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 HP satellites have experienced greater than anticipated degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

As of December 31, 2014, we operated three BSS 702 HP satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the first quarter of 2019 and IS-1R’s estimated end of service life is in the second quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and is planned to be replaced by IS-34 in 2015. IS-1R was redeployed following its replacement by IS-14. The third BSS 702 HP satellite that we operated as of December 31, 2014, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SSL gyroscopes. All of our satellites use gyroscopes to provide 3-axes attitude information during orbit inclination maneuvers. Certain SSL satellites use gyroscopes that have been identified as having a higher probability of failing. There are four gyroscopes on each of these SSL satellites, three of which are needed for normal operation, and the fourth is a spare. The failure of a single gyroscope on a given satellite would have no effect on the satellite’s performance or its operating life. A failure of two or more gyroscopes on a given satellite would require us to use an alternative method for inclination control. This alternative method would likely result in a reduction in the remaining life of the satellite. As of December 31, 2014, we operated 16 SSL satellites that use these gyroscopes, four of which are in inclined orbit. While in inclined orbit, inclination maneuvers are no longer required. Of the 12 satellites in station-kept orbit, four satellites have experienced the failure of a single gyroscope, while the other eight satellites’ gyroscopes are functioning normally.

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

Recently, a number of providers of commercial satellite services, selling traditional and high throughput capacity, entered the African market, significantly increasing the amount of fixed satellite services capacity. Concurrent to this market dynamic, the region benefitted from newly established sea and land fiber connectivity. These two events have resulted in heightened competition in this region, the effect of which has been significant price reductions for both fiber and satellite connectivity used for fixed and mobile data networking applications. As a result, Intelsat’s revenues have been reduced as services were terminated by customers moving to fiber alternatives, and also due to lower pricing. We continue to adjust our strategies with some of our largest network services customers to ensure that they can remain price competitive in the sectors they serve.

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

U.S. Government Regulation

FCC Regulation. The majority of the satellites in our current constellation are licensed and regulated by the FCC. We have final or temporary FCC authorization for all of our U.S.-licensed operating satellites. The special temporary authorizations (“STAs”) in effect relating to our satellites cover various time periods, and thus the number held at any given time varies. In some cases, we have sought STAs because we needed temporary operational authority while we are awaiting grant of identical permanent authority. In others, we sought STAs because the activity was temporary in nature, and thus no permanent authority was needed. Historically we have been able to obtain the STAs that we have needed on a timely basis. FCC satellite licenses have a fifteen-year term. At the end of a license term, we can request an extension to continue operating a satellite. In addition, our FCC satellite licenses that relate to use of those orbital locations and associated frequencies that were transferred to the United States at the time of our privatization in July 2001 are conditioned on our remaining a signatory to the Public Services Agreement with ITSO. Furthermore, any transfer of these licenses by us to a third party or a successor-in-interest is only permitted if such third party or successor-in-interest has undertaken to perform our obligations under the Public Services Agreement. Some of our authorizations contain waivers of technical regulations. Many of our technical waivers were required when our satellites were initially licensed by the United States at privatization in 2001 because, as satellites previously operated by an intergovernmental entity, they had not been built in compliance with certain U.S. regulations. Since privatization, several replacement satellites for satellites licensed at privatization also have needed technical waivers as they are technically similar to the satellites they are replacing.

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

We hold other FCC licenses, including earth station licenses associated with technical facilities located in several states. We must pay FCC filing fees in connection with our space station and earth station applications, and we must also pay annual regulatory fees to the FCC. Violations of the FCC’s rules can result in various sanctions including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

We are not regulated as a common carrier for most of our activities. Therefore, we are not subject to rate regulation or the obligation not to discriminate among customers, and we operate most of our activities with minimal governmental scrutiny of our business decisions. One of our subsidiaries is regulated as a common carrier. Common carriers are subject to FCC requirements, which include: traffic and revenue reports, international circuit status reports, international interconnected private line reports, notification and approval for foreign carrier affiliations, filing of contracts with international carriers, annual financial reports, equal employment opportunity reports, assistance for law enforcement and maintenance of customer billing records for 18 months. We currently qualify for exemptions from several of these reporting requirements. In addition, other common carrier requirements (e.g. certain foreign ownership restrictions) do not apply to us because our common carrier affiliate does not hold any FCC spectrum licenses.

U.S. Export Control Requirements and Sanctions Regulation. Intelsat must comply with U.S. export control laws and regulations as follows:

Under the ongoing Export Control Reform (“ECR”) effort, authorized by Congress and the President, the control of commercial communications satellites along with their associated ground control equipment, related software, and technology was moved, effective November 10, 2014, from the International Traffic in Arms Regulations (“ITAR”) to the Export Administration Regulations (“EAR”). Intelsat has begun the transition of regulatory licensing requirements created by this move. There is a two year timeframe allowed for companies to make this change.

The Arms Export Control Act, implemented by ITAR and administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”), regulates the export of certain satellites with defined military and government end use capabilities and characteristics, certain associated hardware, defense services, and technical information relating to satellites to non-U.S. persons (including satellite manufacturers, component suppliers, launch services providers, insurers, customers, Intelsat employees, and other non-U.S. persons). While Intelsat has begun the regulatory transition from the ITAR to the EAR, much of our controlled exports currently remain under our obtained ITAR licenses. Standard satellite operations were de-controlled as part of the regulatory update, and that technology is now being transferred without license use. Certain of Intelsat’s contracts for consulting, manufacture, launch, and insurance of Intelsat’s and third party satellites involve the export to non-U.S. persons of technical data and/or hardware; these exports are those that were regulated by the ITAR, are now controlled under the EAR, and are being transitioned. We believe that we have obtained all of the ITAR authorizations currently needed in order to fulfill our obligations under contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

The Export Administration Act/International Emergency Economic Powers Act, implemented by the EAR and administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), regulates exports of non-ITAR controlled equipment, which now includes commercial communications satellites, associated ground equipment, related software, and technology. As a result of the ECR regulatory update, Intelsat has begun the process of implementing EAR allowed licensing exceptions and determining where EAR licenses are required. The EAR also control non-ITAR equipment exported to earth stations in our ground network located outside of the United States and to customers as needed. It is our practice to obtain all licenses necessary, or correctly document the license exception authorized, for the furnishing of original or spare equipment for the operation of our TT&C ground stations, other network stations, and customer locations in a timely manner in order to facilitate the shipment of this equipment when needed.

Trade sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) regulate the provision of services to certain countries subject to U.S. trade sanctions. As required, Intelsat holds the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries.

U.S. Department of Defense Security Clearances. To participate in classified U.S. government programs, we entered into a proxy agreement with the U.S. government that allows one of our subsidiaries to obtain security clearance from the U.S. Department of Defense as required under the national security laws and regulations of the United States. Such a proxy agreement is required to insulate the subsidiary performing this work from inappropriate foreign influence and control by Intelsat S.A., a Luxembourg company with significant non-U.S. investment and employees. Security clearances are subject to ongoing scrutiny by the issuing agency, as well as renewal every five years. Intelsat must maintain the security clearances obtained from the U.S. Department of Defense, or else lose the ability to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party. Under those circumstances, the U.S. government would have the right to terminate our contracts requiring access to classified information and we would not be able to enter into new classified contracts. Compliance with the proxy agreement is regularly monitored by the U.S. Department of Defense and reviewed at least annually, and if we materially violate the terms of the proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified. Our current proxy agreement expires in 2019 and is subject to extension with the agreement of the U.S. Department of Defense.

Regulation by Non-U.S. National Telecommunications Authorities

U.K. Regulation. The United Kingdom is the licensing jurisdiction for the IS-26 and Galaxy 27 satellites, as well as the BSS portion of the Ku-band on the IS-805 satellite. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications.

Papua New Guinea Regulation. The Papua New Guinea Telecommunication Authority (“PANGTEL”) is the licensing jurisdiction for our use of the C-band payload on the Galaxy 23 satellite. We are required to pay fees to PANGTEL in connection with our use of this orbital location. In 2003, the FCC added this C-band payload to its “Permitted Space Station List,” enabling use of the payload to provide non-DTH services in the United States.

German Regulation. We hold licenses for several earth stations in Germany, as well as authorizations to operate the IS-12 and IS-10 satellites.

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

Intelsat S.A. is a holding company with 57 subsidiaries incorporated in the U.S., Luxembourg, Bermuda, Australia, Brazil, China, Hong Kong, Cayman Islands, France, Germany, Gibraltar, India, Ireland, Singapore, South Africa, and the United Kingdom. All of the aforementioned subsidiaries are wholly-owned by us. A list of our subsidiaries as of December 31, 2014 is set forth in Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

We lease approximately 188,000 square feet of space in McLean, Virginia for our permanent U.S. administrative headquarters and primary satellite operations center in a new building that was completed in June 2014 (the “New U.S. Administrative Headquarters”). The building also houses the majority of our sales and marketing support staff and other administrative personnel. The lease for the building expires on July 31, 2029. In December 2013, we signed an Amendment to the lease increasing the leased total square footage to 212,572 square feet, which will allow the relocation of our Intelsat General Corporation office to the same facility in the first quarter of 2015.

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

We also lease approximately 33,000 square feet in Bethesda, Maryland where the employees of our Intelsat General subsidiary are located. The lease expires on January 31, 2017. We plan to sublease this space in conjunction with the planned relocation to McLean, Virginia described above in the first quarter of 2015.

Our backup satellite operations center is located at a facility that we own in Long Beach, California, which includes approximately 68,875 square feet for administrative and operational facilities. We have entered into two lease agreements for 21,549 square feet with two third party tenants.

We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 50 owned and leased earth station and teleport facilities around the world, including 19 teleports that allows us to perform TT&C services.

The eight teleports in our ground network that we own are located in Hagerstown, Maryland, Ellenwood, Georgia, Castle Rock, Colorado, Fillmore, Napa and Riverside, California, Paumalu, Hawaii and Fuchsstadt, Germany. We lease facilities at 43 other locations for satellite and commercial operations worldwide. We also contract with the owners of some of these facilities for the provision of additional services. The locations of other earth stations in our ground network include Argentina, Australia, Bahrain, Canada, Hong Kong, India, Israel, Italy, Kazakhstan, Kenya, Mongolia, the Netherlands, New Zealand, Nigeria, South Korea, South Africa, French Polynesia, Taiwan, Uruguay and the United Arab Emirates. Our network also consists of the leased communications links that connect the earth stations to our satellite operations center located at our McLean, Virginia location and to our back-up operations facility.

We have established PoPs connected by leased fiber at key traffic exchange points around the world, including Atlanta, Los Angeles, New York, McLean, Hong Kong, and London. We lease our facilities at these traffic exchange points. We have also established video PoPs connected by leased fiber at key video exchange points around the world, including Los Angeles, Denver, New York, Washington, D.C., Miami, Palo Alto, and London. We lease our facilities at these video exchange points. We use our teleports and PoPs in combination with our satellite network to provide our customers with managed data and video services.

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

The leases relating to our TT&C earth stations, teleports, PoPs and office space expire at various times. We do not believe that any such properties are individually material to our business or operations, and we expect that we could find suitable properties to replace such locations if the leases were not renewed at the end of their respective terms.

Item4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion should be read together with Item 3A—Selected Financial Data and our consolidated financial statements and their notes included elsewhere in this Annual Report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and, unless otherwise indicated, the other financial information contained in this Annual Report has also been prepared in accordance with U.S. GAAP. See “Forward-Looking Statements” and Item 3D—Risk Factors, for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below. Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Unless otherwise indicated, all references to “dollars” and “$” in this Annual Report are to, and all monetary amounts in this Annual Report are presented in, U.S. dollars.

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

Initial Public Offering and Related Transactions

On April 23, 2013, we completed our IPO, receiving total proceeds of $572.5 million (or approximately $550 million after underwriting discounts and commissions). The net proceeds from the IPO were primarily used to redeem all of the outstanding $353.6 million aggregate principal amount of Intelsat Investments 6 1⁄2% Senior Notes due 2013 (the “Intelsat Investments Notes”) and to prepay $138.2 million of indebtedness outstanding under the Intelsat Jackson Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”).

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

Preferred Stock Dividends

In April 2013, our shareholders declared a $10.2 million preferred dividend to be paid to holders of our Series A Preferred Shares that was paid in four installments through June 2014 in accordance with the terms of those shares. In June 2014, our shareholders declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four quarterly installments through June 2015 in accordance with the terms of those shares.

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all of the outstanding $500.0 million aggregate principal amount of its 8 1⁄2% Senior Notes due 2019 (the “2019 Senior Notes”). In connection with the redemption of the notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

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

We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, the allowance for doubtful accounts, satellites and other property and equipment, business combinations, asset impairments, share-based compensation, income taxes and fair value measurements. There were no accounting policies adopted during 2013 or 2014 that had a material effect on our financial condition or results of operations.

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

Satellites and Other Property and Equipment

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from one year to 17 years as of December 31, 2014. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from ten to 15 years and service lives as high as 20 years. The useful depreciable lives of our satellites generally exceed the orbital design lives and are less than the service lives. Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

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

Asset Impairment Assessments

Goodwill. We account for goodwill and other intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or the “Codification”) Topic 350—Intangibles—Goodwill and Other. Under this topic, goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. We are required to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test. Additionally, our identifiable intangible assets with estimable useful lives are amortized based on the expected pattern of consumption for each respective asset.

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

Orbital Locations. Intelsat is authorized by governments to operate satellites at certain orbital locations—i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 35,800 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the ITU, a sub-organization of the United Nations. We will continue to have rights to operate at our orbital locations so long as we maintain our authorizations to do so. See Item 3D—Risk Factors—Risk Factors Relating to Regulation.

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

Under the build-up approach, the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location is calculated by first estimating the cash flows that typical market participants would assume could be available from the right to operate satellites using the subject location in a similar market. It is assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically start with the right to operate at an orbital location and build an entirely new operation with similar attributes. Thus the buyer/builder is considered to incur the start-up costs and losses typically associated with the going concern value and pay for all other tangible and intangible assets. Based upon our analysis, which was completed in the fourth quarter of 2014, we did not have an impairment of the orbital locations.

The key assumptions used in estimating the fair values of our rights to operate at our orbital locations included: (i) market penetration leading to revenue growth, (ii) profit margin, (iii) duration and profile of the build-up period, (iv) estimated start-up costs and losses incurred during the build-up period and (v) weighted average cost of capital.

Trade Name. We have implemented the relief from royalty method to determine the estimated fair value of the Intelsat trade name. The relief from royalty analysis is comprised of two major steps: (i) a determination of the hypothetical royalty rate, and (ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate utilized in the relief from royalty approach, we considered comparable license agreements, operating earnings benchmark rules of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. Based on our analysis, the fair value of the Intelsat trade name as of the fourth quarter of 2014 was not impaired.

The key assumptions used in our model to value the Intelsat trade name included the forecasted revenues, the tax rate and discount rate. A change in the estimated tax rates or discount rate could result in future impairments.

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

We performed an evaluation of our financial assets and liabilities under the fair value framework of FASB ASC 820. As a result of that evaluation, we concluded that investments in marketable securities and interest rate financial derivative instruments were items as to which disclosures were required under FASB ASC 820.

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

Key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. In 2014, the Society of Actuaries (“SOA”) issued new mortality and mortality improvement tables that indicate raised life expectancies compared to previous mortality tables. Our December 31, 2014 valuation used mortality tables based on the 2014 SOA tables. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605—Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or the cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

Revenue

Revenue Overview

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. The master customer agreements and related service orders under which we sell services specify, among other things, the amount of satellite capacity to be provided, whether service will be non-preemptible or preemptible and the service term. Most services are full time in nature, with service terms ranging from one year to as long as 16 years. Occasional use services used for video applications can be for much shorter periods, including increments of one hour. Our master customer service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network. The following table describes our primary service types:

Service Type	Description
On-Network Revenues:

Transponder Services

Commitments by customers to receive service via, or to utilize capacity on, particular designated transponders according to specified technical and commercial terms. Transponder services also include revenues from hosted payload capacity. Transponder services are marketed to each of our primary customer sets, as follows:

•       Network Services: fixed and wireless telecom operators, data network operators, enterprise operators of private data networks, and value-added network operators for fixed and mobile broadband network infrastructure.

•       Media: broadcasters (for distribution of programming and full time contribution, or gathering, of content), programmers and DTH operators.

•       Government: civilian and defense organizations, for use in implementing private fixed and mobile networks, or for the provision of capacity or capabilities through hosted payloads.

Service Type	Description
Managed Services

Hybrid services based upon IntelsatOne, which combine satellite capacity, teleport facilities, satellite communications hardware such as broadband hubs or video multiplexers and fiber optic cable and other ground facilities to provide managed and monitored broadband, trunking, video and private network services to customers. Managed services are marketed to each of our customer sets as follows:

•     Network Services: cellular operators and fixed and mobile value-added service providers, providing applications such as maritime and aeronautical broadband, which develop service offerings based upon our integrated broadband platforms.

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

Off-Network and Other Revenues:

Transponder, Mobile Satellite Services and Other

Capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on our network. These services include L-band MSS, for which Intelsat General is a reseller. In addition, this revenue category includes the sale of customer premises equipment and other hardware. These products are primarily marketed to:

•     Government: direct government users, government contractors working on programs where aggregation of capacity is required.

Service Type	Description
Satellite-related Services	Services include a number of satellite-related consulting and technical services that involve the lifecycle of satellite operations and related infrastructure, from satellite and launch vehicle procurement through TT&C services and related equipment sales. These services are typically marketed to other satellite operators.

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

Trends Impacting Our Revenue

Our revenue at any given time is dependent upon a number of factors, including but not limited to the supply of capacity available on our fleet in a given region, which is determined in part by our launch programs, our relocations of capacity, competition from supply provided by other satellite operators and by competing technologies such as fiber optic cable networks, as well as the level of demand for that capacity. See Item 4B—Business Overview—Our Sector for a discussion of the global trends creating demand for our services. Trends in revenue can be impacted by:

•	Growth in demand for broadband infrastructure from wireless telecommunications companies operating in developing regions or regions with geographic challenges;

•	Growth in demand for broadband connectivity for enterprises and government organizations providing fixed and mobile services and value-added applications on a global basis;

•	Satellite capacity needed to provide broadband connectivity for mobile networks on ships, planes and oil and gas platforms;

•	Increasing popularity of DTH television services which use our capacity for program distribution;

•	Increased popularity of OTT content distribution, which will increase the demand for broadband infrastructure in the developing world, but could decrease demand in developed markets as niche and ethnic programming transitions from satellite to Internet distribution;

•	The global demand for television content in standard, HDTV and ultra-high definition television formats, which uses our satellite network and IntelsatOne terrestrial services for distribution;

•	The use of commercial satellite services by governments for military and other operations, but which has slowed with the tightening U.S. budget;

•	Our use of third party or off-network services to satisfy government demand for capacity not available on our network. These services are low risk in nature, with no required up-front investment and terms and conditions of the procured capacity which typically match the contractual commitments from our customers. Demand for certain of these off-network services has declined with reductions in troop deployment in regions of conflict; and

•	The competitive environment in Africa.

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

Pricing

Pricing of our services is based upon a number of factors, including, but not limited to, the region served by the capacity, the power and other characteristics of the satellite beam, the amount of demand for the capacity available on a particular satellite and the total supply of capacity serving any particular region. During 2012 and earlier, we experienced generally stable to favorable global pricing trends. In 2013 and 2014, we experienced relatively stable global pricing trends, with unfavorable price trends in Africa and the Middle East. As increased supply comes to other regions, similar pricing pressure could be experienced. According to Euroconsult, the annual average price per transponder for C- and Ku- band capacity is forecasted to be on a slight downward trend globally from $1.58 million to $1.57 million per 36 MHz transponder over the period 2014 to 2019, reflecting increasing supply from new satellite entrants, among other factors.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance, corporate information technology and human resources. Staff expenses consist primarily of salaries and related employment costs, including stock compensation, travel costs and office occupancy costs. Selling, general and administrative expenses also include building maintenance and rent expenses and the provision for uncollectible accounts. Selling, general and administrative expenses generally fluctuate with the number of customers served and the number and types of services offered. These expenses also include research and development expenses, fees for professional services and monitoring fees payable to the Sponsors in support of strategic activities pursuant to the 2008 MFA, which was terminated in April 2013 in connection with the IPO.

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

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from one year to 17 years as of December 31, 2014.

Contracted Backlog

We benefit from strong visibility of our future revenues. Our contracted backlog is our expected future revenue under existing customer contracts, and includes both cancellable and non-cancellable contracts. Our contracted backlog was approximately $10.0 billion as of December 31, 2014, approximately 88% of which related to contracts that were non-cancellable and approximately 11% related to contracts that were cancellable subject to substantial termination fees. As of December 31, 2014, the weighted average remaining customer contract life was approximately 5 years. We currently expect to deliver services associated with approximately $2.0 billion, or approximately 20%, of our December 31, 2014 contracted backlog during the year ending December 31, 2015, of which $33.3 million is from our channel services, a product near the end of its lifecycle. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the backlog amount, is generally calculated as a percentage of the remaining backlog associated with the contract. In certain cases of breach for non-payment or customer financial distress or bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.

Our contracted backlog as of December 31, 2014 was as follows (in millions):

Period
2015	$1,997.3
2016	1,397.8
2017	1,147.8
2018	932.2
2019	764.2
2020 and thereafter	3,758.4

Total	$9,997.7

Our contracted backlog by service type as of December 31, 2014 was as follows (in millions, except percentages):

Service Type	Amount	Percent
Transponder services	$8,889.2	89%
Managed services	784.4	8%
Off-network and other	281.6	3%
Channel	42.5	0%

Total	$9,997.7	100%

We believe this backlog and the resulting predictable cash flows in the FSS sector make our net cash provided by operating activities less volatile than that of typical companies outside our industry.

A.	Operating Results

Years Ended December 31, 2013 and 2014

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2013 Compared to Year Ended December 31, 2014
			Increase (Decrease)	Percentage Change
Revenue	$2,603,623	$2,472,386	$(131,237)	(5)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	375,769	348,348	(27,421)	(7)
Selling, general and administrative	288,467	197,407	(91,060)	(32)
Depreciation and amortization	736,567	679,351	(57,216)	(8)
Gain on satellite insurance recoveries	(9,618)	—	(9,618)	NM

Total operating expenses	1,391,185	1,225,106	(166,079)	(12)

Income from operations	1,212,438	1,247,280	34,842	3
Interest expense, net	1,122,261	944,787	(177,474)	(16)
Loss on early extinguishment of debt	(368,089)	(40,423)	(327,666)	(89)
Other expense, net	(4,918)	(2,593)	(2,325)	(47)

Income (loss) before income taxes	(282,830)	259,477	542,307	NM
Provision for (benefit from) income taxes	(30,837)	22,971	53,808	NM

Net income (loss)	(251,993)	236,506	488,499	NM
Net income attributable to noncontrolling interest	(3,687)	(3,974)	287	8

Net income (loss) attributable to Intelsat	$(255,680)	$232,532	$488,212	NM

Cumulative preferred dividends	(10,196)	(9,917)	(279)	(3)

Net income (loss) attributable to common shareholders	$(265,876)	$222,615	$488,491	NM

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,988,771	$1,895,194	$(93,577)	(5)%
Managed services	298,623	297,296	(1,327)	(0)
Channel	72,123	58,669	(13,454)	(19)

Total on-network revenues	2,359,517	2,251,159	(108,358)	(5)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	194,601	172,624	(21,977)	(11)
Satellite-related services	49,505	48,603	(902)	(2)

Total off-network and other revenues	244,106	221,227	(22,879)	(9)

Total	$2,603,623	$2,472,386	$(131,237)	(5)%

Total revenue for the year ended December 31, 2014 decreased by $131.2 million as compared to the year ended December 31, 2013. By service type, our revenues decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $93.6 million, primarily due to a $45.7 million decrease in revenue from capacity services sold for government applications for customers in the North America region and a $45.6 million decrease in revenue from network services customers largely in the Africa and Middle East and the North America regions largely due to pricing reductions and reduced volume from certain point-to-point services. Additional decreases in revenue were primarily from media customer non-renewals in the North America region, partially offset by an increase in revenue for DTH services sold to media customers largely in the Latin America and Caribbean and the Europe regions.

•	Managed services—an aggregate decrease of $1.3 million, largely due to a $4.8 million decrease in revenue from media customers for occasional use services and a decrease in revenue related to declines in international trunking primarily in the Africa and Middle East and the Europe region. These decreases were partially offset by growth in revenue for mobility applications primarily from customers in the North America region.

•	Channel—an aggregate decrease of $13.5 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $22.0 million, primarily due to declines in the sales of off-network transponder services, largely related to government applications.

•	Satellite-related services—an aggregate decrease of $0.9 million, primarily due to decreased revenue from government professional services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $27.4 million, or 7%, to $348.3 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Excluding $2.4 million of IPO-Related Compensation Charges in 2013, direct costs of revenue decreased by $25.0 million principally due to the following:

•	a decrease of $15.7 million in the cost of off-network FSS capacity purchased, primarily related to solutions sold to our government customer set; and

•	a decrease of $10.6 million in direct costs related to a joint venture.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $91.1 million, or 32%, to $197.4 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Excluding $56.3 million associated with the termination of the 2008 MFA in connection with the IPO and $18.9 million of IPO-Related Compensation Charges in 2013, selling, general and administrative expenses decreased by $15.9 million, principally due to the following:

•	a decrease of $27.3 million in bad debt expenses due to collection challenges with a limited number of customers, primarily within the Africa and Middle East region in 2013; and

•	a decrease of $10.9 million in professional fees largely due to the expenses related to the 2008 MFA prior to its termination in 2013; partially offset by

•	an increase of $12.4 million in non-cash stock compensation costs associated with our Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”);

•	an increase of $5.0 million in development expenses; and

•	an increase of $3.5 million in litigation related expenses.

Depreciation and Amortization

Depreciation and amortization expense decreased by $57.2 million, or 8%, to $679.4 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Significant items impacting depreciation and amortization included:

•	a net decrease of $43.1 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites; and

•	a decrease of $14.1 million in amortization expense largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering periods that expire over time, and acquired customer relationships, for which the value diminishes over time; partially offset by

•	an increase of $1.9 million in depreciation expense resulting from the impact of satellites placed into service during 2014.

Gain on Satellite Insurance Recoveries

Gain on satellite insurance recoveries was $9.6 million for the year ended December 31, 2013 with no comparable amount for the year ended December 31, 2014. In February 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. The satellite and its related assets, which had a book value of $396.6 million, were fully insured. We received $406.2 million of insurance proceeds and recognized the surplus of insurance proceeds over the book value of the satellite and its related assets as a gain.

Interest Expense, Net

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2014, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $177.5 million, or 16%, to $944.8 million for the year ended December 31, 2014, as compared to $1.12 billion for the year ended December 31, 2013. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $126.1 million as a result of our debt offerings, prepayments, redemptions and amendments of our unsecured debt in 2013 and 2014 (see—Liquidity and Capital Resources—Long-Term Debt);

•	a decrease of $26.1 million resulting from higher capitalized interest of $70.9 million for the year ended December 31, 2014 as compared to $44.8 million for the year ended December 31, 2013, resulting from increased levels of satellites and related assets under construction; and

•	a net decrease of $21.1 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities).

The non-cash portion of total interest expense, net was $22.3 million for the year ended December 31, 2014. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $40.4 million for the year ended December 31, 2014 as compared to $368.1 million for the year ended December 31, 2013. The 2014 loss related to the redemption of the 2019 Senior Notes (see Liquidity and Capital Resources—Long-Term Debt—2014 Debt Transactions). In connection to the redemption, we recognized a loss on early extinguishment of debt of $40.4 million, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings (see Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions). In the year ended December 31, 2013, Intelsat Luxembourg repurchased or redeemed $5.3 billion of its debt for $5.6 billion, excluding accrued and unpaid interest and related fees of $135.8 million. In May 2013, Intelsat Investments repurchased or redeemed $353.6 million of its debt for $362.9 million, excluding accrued and unpaid interest. In April and June 2013, Intelsat Jackson prepaid $1.0 billion of its debt at par value, excluding accrued and unpaid interest and related fees. In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under its secured term loan facility. The loss of $368.1 million was primarily driven by a $311.2 million difference between the carrying value of the debt repurchased, redeemed or prepaid and the total cash amount paid (including related fees), together with a write-off of $56.9 million of unamortized debt discounts and debt issuance costs.

Other Expense, Net

Other expense, net was $2.6 million for the year ended December 31, 2014 as compared to $4.9 million for the year ended December 31, 2013. The difference of $2.3 million was primarily due to a total impairment of an immaterial investment in 2013 and a $0.8 million increase in realized gain on marketable securities.

Provision for Income Taxes

Our income tax expense increased by $53.8 million to $23.0 million for the year ended December 31, 2014 as compared to a benefit from income taxes of $30.8 million for the year ended December 31, 2013. The increase in expense over the prior year was principally due to an internal subsidiary reorganization in 2013 as a result of which we recognized a significant tax benefit related to foreign tax credits. We intend to claim these foreign tax credits on our U.S. subsidiaries’ tax returns. The credits primarily relate to taxes paid in prior years and are expected to reduce our future tax obligations.

Cash paid for income taxes, net of refunds, totaled $38.8 million and $37.8 million for the years ended December 31, 2013 and 2014, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. for the year ended December 31, 2014 totaled $232.5 million. Net income increased from a comparable period loss in 2013 by $488.2 million, reflecting the various items discussed above. Results for the year ended December 31, 2013 were significantly impacted by costs and expenses related to the IPO and losses on early extinguishment of debt.

Cumulative Preferred Dividends

Cumulative preferred dividends declared during the year ended December 31, 2014 were $9.9 million as compared with $10.2 million in the comparable period of 2013. Preferred dividends in 2013 reflected dividends declared during the period commencing with our initial public offering.

Net Income (Loss) Attributable to Common Shareholders

Net income attributable to Intelsat S.A. for the year ended December 31, 2014 totaled $222.6 million. Net income increased from a comparable period loss in 2013 by $488.5 million, reflecting the various items discussed above, including cumulative preferred dividends.

Years Ended December 31, 2012 and 2013

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed NM, between the periods presented (in thousands, except percentages):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012 Compared to Year Ended December 31, 2013
			Increase (Decrease)	Percentage Change
Revenue	$2,610,152	$2,603,623	$(6,529)	(0)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	415,900	375,769	(40,131)	(10)
Selling, general and administrative	204,025	288,467	84,442	41
Depreciation and amortization	764,903	736,567	(28,336)	(4)
Gain on satellite insurance recoveries	—	(9,618)	(9,618)	NM

Total operating expenses	1,384,828	1,391,185	6,357	—

Income from operations	1,225,324	1,212,438	(12,886)	(1)
Interest expense, net	1,310,783	1,122,261	(188,522)	(14)
Loss on early extinguishment of debt	(73,542)	(368,089)	(294,547)	NM
Other expense, net	(10,128)	(4,918)	5,210	(51)

Loss before income taxes	(169,129)	(282,830)	(113,701)	67
Benefit from income taxes	(19,631)	(30,837)	(11,206)	57

Net loss	(149,498)	(251,993)	(102,495)	69
Net income attributable to noncontrolling interest	(1,639)	(3,687)	(2,048)	NM

Net loss attributable to Intelsat	$(151,137)	$(255,680)	$(104,543)	69

Cumulative preferred dividends	—	(10,196)	(10,196)	NM

Net loss attributable to common shareholders	$(151,137)	$(265,876)	$(114,739)	76

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

Total revenue for the year ended December 31, 2013 decreased by $6.5 million as compared to the year ended December 31, 2012. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate increase of $38.5 million, primarily due to a $39.4 million increase in revenue from network services customers primarily in the Latin America and Caribbean region for wireless telecommunication infrastructure and in the Asia-Pacific and North America regions for enterprise networks. An additional $24.1 million increase in revenue was from capacity services sold to media customers largely in the Latin America and Caribbean, the Asia-Pacific and the Africa and Middle East regions for DTH and programming-distribution applications and an $11.0 million increase in capacity services sold primarily in the Asia-Pacific region for government applications related to a hosted payload. These increases were partially offset by a $23.5 million decline from network services customers largely in the Africa and Middle East region and a $12.5 million decrease in revenue from capacity services sold for government applications for customers in the North America region.

•	Managed services—an aggregate increase of $22.6 million, largely due to a $22.9 million increase in revenue from network services customers for new broadband services for mobility applications, primarily in the North America and Europe regions, and a $6.8 million increase in revenue primarily from hybrid infrastructure solutions sold to government customers, partially offset by a $5.2 million decrease in revenue related to the contraction of services and lower pricing for international trunking primarily in the Africa and Middle East and the Europe regions.

•	Channel—an aggregate decrease of $19.7 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $39.5 million, primarily due to declines in the sales of off-network transponder services, the sales of customer premises equipment and mobile satellite services, all of which are primarily related to government applications.

•	Satellite-related services—an aggregate decrease of $8.4 million, primarily due to decreased revenue from government professional services and flight operations support services for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $40.1 million, or 10%, to $375.8 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Excluding $2.4 million of compensation charges related to the IPO, the $42.5 million decrease was principally due to the following:

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

Selling, General and Administrative

Selling, general and administrative expenses increased by $84.4 million, or 41%, to $288.5 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Excluding $56.3 million associated with the termination of the 2008 MFA in connection with the IPO and $18.9 million of compensation charges related to the IPO, selling, general and administrative expenses increased by $9.2 million, principally due to the following:

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

Interest Expense, Net

Interest expense, net decreased by $188.5 million, or 14%, to $1.12 billion for the year ended December 31, 2013, as compared to $1.31 billion for the year ended December 31, 2012. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $195.9 million as a result of our debt offerings, prepayments, redemptions and amendments on our unsecured debt in 2012 and 2013 (see—Liquidity and Capital Resources—Long-Term Debt);

•	a decrease of $31.9 million related to the interest expense accrued and the change in fair value of our interest rate swaps; and

•	a net decrease of $26.6 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities); partially offset by

•	an increase of $72.6 million resulting from lower capitalized interest of $44.8 million for the year ended December 31, 2013 as compared to $117.4 million for the year ended December 31, 2102 resulting from decreased levels of satellites and related assets under construction.

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

Other Expense, Net

Other expense, net was $4.9 million for the year ended December 31, 2013 as compared to $10.1 million for the year ended December 31, 2012. The difference of $5.2 million was primarily due to 2012 events, where we recognized a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses in connection with the expiration of an unconsummated third-party investment commitment, partially offset by a $12.8 million pre-tax gain as a result of the sale of our U.S. administrative headquarters office building in Washington, D.C. (the “U.S. Administrative Headquarters Property”). In 2013, rental income decreased by $2.7 million and exchange rate losses decreased by $1.3 million.

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

Net Loss attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A. for the year ended December 31, 2013 totaled $255.7 million compared to $151.1 million for the year ended December 31, 2012. The loss increased as a result of the various items discussed above. Results for the period were significantly impacted by the costs and expenses of the IPO and losses on early extinguishment of debt, partially offset by a decrease in depreciation expense, interest expense, net, and lower losses on derivative financial instruments.

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

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Net income (loss)	$(149,498)	$(251,993)	$236,506
Add (Subtract):
Interest expense, net	1,310,783	1,122,261	944,787
Loss on early extinguishment of debt	73,542	368,089	40,423
Provision for (benefit from) income taxes	(19,631)	(30,837)	22,971
Depreciation and amortization	764,903	736,567	679,351

EBITDA	$1,980,099	$1,944,087	$1,924,038

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

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

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Net income (loss)	$(149,498)	$(251,993)	$236,506

Add (Subtract):
Interest expense, net	1,310,783	1,122,261	944,787
Loss on early extinguishment of debt	73,542	368,089	40,423
Provision for (benefit from) income taxes	(19,631)	(30,837)	22,971
Depreciation and amortization	764,903	736,567	679,351

EBITDA	1,980,099	1,944,087	1,924,038

Add (Subtract):
Compensation and benefits (1)	5,237	25,711	22,921
Management fees (2)	25,062	64,239	—
Non-recurring and other non-cash items (3)	5,786	(606)	11,723

Adjusted EBITDA	$2,016,184	$2,033,431	$1,958,682

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with the 2008 MFA. In connection with the IPO in April 2013, the 2008 MFA was terminated.
(3)

Reflects certain non-recurring gains and losses and non-cash items, including the following: charges related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration in 2012; expenses related to the IPO in 2013; costs related to Intelsat Jackson’s 2013 Second Amendment and Joinder Agreement of November 2013, which further amended the Intelsat Jackson Secured Credit Agreement; the total impairment of an immaterial investment in 2013; costs associated with development activities in 2014; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; non-recurring litigation expenses in 2014; expenses associated with the relocation of our U.S. administrative headquarters and primary satellite operations center in 2014; severance and retention payments; and other various non-recurring expenses. These costs were partially offset by a pre-tax gain related to the sale of the U.S. Administrative Headquarters Property in 2012; the gain on satellite insurance recoveries in 2013; non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts for 2012 to 2014; an adjustment to certain vendor payments in 2013 and non-cash income related to the WildBlue settlement in 2012.

B.	Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At December 31, 2014, our total indebtedness was $14.8 billion. Our interest expense for the year ended December 31, 2014 was $944.8 million, which included $22.3 million of non-cash interest expense. We also expect to make significant capital expenditures in 2015 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At December 31, 2014, cash and cash equivalents were approximately $123.1 million and Intelsat Jackson had $438.9 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($1,283 million and $970 million in 2013 and 2014, respectively) and significant capital expenditures ($600.8 million and $645.4 million in 2013 and 2014, respectively). In 2014, we redeemed all of the outstanding $500.0 million aggregate principal amount of our 2019 Senior Notes, as discussed in—Long-Term Debt—2014 Debt Transactions–2014 Intelsat Jackson Notes Redemption.

Our total capital expenditures are expected to range from $775 million to $850 million in 2015, $625 million to $700 million in 2016 and $725 million to $825 million in 2017. In addition, we expect to receive significant customer prepayments under our customer service contracts. Significant prepayments are currently expected to range from $125 million to $150 million in 2015 and up to $25 million in 2016. There are no significant prepayments under contract for 2017. Significant prepayments received in 2014 totaled $145.1 million.

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

Following our IPO, we began paying a quarterly preferred dividend of approximately $0.719 per share to holders of our Series A Preferred Shares. In April 2013, our shareholders declared a $10.2 million preferred dividend to be paid to holders of our Series A Preferred Shares that was paid in four installments through June 2014 in accordance with the terms of those shares. In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares to be paid in four quarterly installments through June 2015 in accordance with the terms of those shares.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Net cash provided by operating activities	$821,310	$716,892	$1,046,170
Net cash used in investing activities	(783,601)	(134,061)	(645,250)
Net cash used in financing activities	(139,619)	(516,523)	(519,003)
Net change in cash and cash equivalents	(109,239)	60,305	(124,643)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $329.3 million to $1.0 billion for the year ended December 31, 2014, as compared to the year ended December 31, 2013. The primary drivers of the year-over-year increase in net cash provided by operating activities were higher cash inflows related to higher net income, lower cash outflows related to the amount and timing of interest payments, higher customer prepayments received under our long-term service contracts, and higher cash inflows from other long-term liabilities. During the year ended December 31, 2014, cash flows from operating activities reflected a $108.5 million cash inflow related to deferred revenue for customer prepayments received under our long-term service contracts, and a $16.3 million cash inflow related to other long-term liabilities, partially offset by a $26.0 million outflow related to accrued retirement benefits as a result of employer contributions to our defined benefit retirement plan in 2014 and a $25.0 million outflow related to the amount and timing of interest payments, net of amounts capitalized as compared to 2013 and a $22.3 million outflow primarily due to spending on future third party capacity.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $511.2 million to $645.3 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This increase was primarily due to a cash inflow of $487.9 million resulting from proceeds received from insurance claim settlements in the year ended December 31, 2013.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $2.5 million to $519.0 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The year ended December 31, 2014 included $135.0 million in proceeds from our Intelsat Jackson Secured Credit Facilities, partially offset by $610.4 million repayments of long-term debt which primarily included a $500.0 million repayment of the Intelsat Jackson 2019 Senior Notes and an $86.0 million repayment of the Intelsat Jackson Secured Credit Facilities. During the year ended December 31, 2013, cash flows from financing activities primarily reflected $6.3 billion in proceeds received from the 2013 Intelsat Luxembourg and Intelsat Jackson Notes Offerings as discussed in—Long-Term Debt—2013 Debt Transactions,” $545.8 million of proceeds received from the IPO net of related stock issuance costs, as well as $6.9 billion in repayments of long-term debt and the associated $311.2 million of payment of premium on early extinguishment of debt and $84.8 million of debt issuance costs.

Long-Term Debt

This section describes the changes to our long-term debt during the years ended December 31, 2012, 2013 and 2014. For detail regarding our outstanding long-term indebtedness as of December 31, 2014, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Senior Secured Credit Facilities

Intelsat Jackson Senior Secured Credit Facilities

The Intelsat Jackson Secured Credit Agreement originally consisted of a $3.25 billion term loan facility and a $500.0 million revolving credit facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2014, Intelsat Jackson had $438.9 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into the Second Jackson Credit Agreement Amendment, which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

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

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.55 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.73 to 1.00 as of December 31, 2014. In the event we were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, we would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2014 Debt Transactions

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all the outstanding $500.0 million aggregate principal amount of its 2019 Senior Notes. In connection with the redemption of the 2019 Senior Notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

2013 Debt Transactions

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million, consisting of a write-off of unamortized debt issuance cost in the fourth quarter of 2013.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6 3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7 3⁄4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1⁄8% Senior Notes due 2023 (the “2023 Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1⁄2 / 12 1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of its outstanding 11 1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed a further $366.4 million aggregate principal amount of the 2017 Senior Notes. This redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

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

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6 5⁄8 % Senior Notes due 2022 (the “2022 Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014. The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

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

On October 5, 2012, we purchased from Convergence Partners the remaining ownership interest in New Dawn for $8.7 million, increasing our ownership from 74.9% to 100% (the “New Dawn Equity Purchase”). In conjunction with the New Dawn Equity Purchase (see Note 10(b)—Investments—New Dawn) we repaid the remaining $82.6 million outstanding under New Dawn’s credit facilities and designated the New Dawn entities as restricted subsidiaries for purposes of applicable indentures and credit agreements of our subsidiaries. In connection with this repayment, we recognized a loss on early extinguishment of debt of $2.7 million in the fourth quarter of 2012, associated with the write-off of unamortized debt issuance costs.

Satellite Performance Incentives

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is accreted as interest expense is recorded based on the passage of time and reduced as the payments are made. Our total satellite performance incentive payment liability as of December 31, 2013 and 2014 was $176.6 million and $184.3 million, respectively.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. The following table compares our satellite-related capital expenditures to total capital expenditures from 2010 through 2014 (in thousands).

Year	Satellite-Related Capital Expenditures	Total Capital Expenditures
2010	$915,184	$982,127
2011	792,760	844,688
2012	793,451	866,016
2013	542,942	600,792
2014	566,716	645,424

Total	$3,611,053	$3,939,047

Our capital expenditure guidance for the periods 2015 through 2017 (the “Guidance Period”) forecasts capital expenditures during those periods for nine satellites. We expect to launch seven satellites during the Guidance period, three of which are expected to be launched in the second half of 2015. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at year end 2015. We expect our capital expenditures to range from $775 million to $850 million in 2015. For 2016, we anticipate capital expenditures to range from $625 million to $700 million. For 2017, we anticipate capital expenditures to range from $725 million to $825 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We contract for these prepayments in an effort to balance our growth and delevering objectives, and our prepayment guidance reflects only amounts currently contractually committed. Significant prepayments received in 2014 totaled $145.1 million, consistent with previous guidance of $125 million to $150 million. Significant prepayments are currently expected to range from $125 million to $150 million in 2015 and up to $25 million in 2016. There are no significant prepayments under contract for 2017. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2012, 2013 and 2014, our Brazilian customers represented approximately 4.4%, 4.6% and 4.9% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

We recorded foreign currency exchange losses of $7.3 million, $6.0 million and $6.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. The loss in each year was primarily attributable to the conversion of our Brazilian reais cash balances held in Brazil, and was net of other working capital account balances translated into U.S. dollars at the exchange rates in effect on the last day of the applicable year or, with respect to exchange transactions effected during the year, at the time the exchange transactions occurred.

C.	Research and Development, Patents and Licenses

During the year ended December 31, 2014, we incurred $5.0 million for development activities. In addition, a few isolated patent initiatives have been conducted for the innovation efforts of the Company, resulting in $0.2 million of expenses for the year ended December 31, 2014. Further, Intelsat personnel regularly engage in activities that are intended to result in new or improved functions, performance, or quality related to our network, teleports and satellites.

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

We have a revenue sharing agreement with JSAT related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° E). (See Note 10(a)—Investments—Horizons Holdings). This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. Our current estimate of the total amount we expect to pay over the period of the guarantee is $14.6 million, of which $9.6 million has been paid through 2014. At December 31, 2014, the remaining off-balance sheet guarantee commitment is $1.3 million.

At December 31, 2014, we also had an off-balance sheet commitment of $20.0 million, which we expect to pay through 2017 for development activities.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and capital and certain other commitments as of December 31, 2014, and the expected year of payment (in thousands):

	Payments due by year
Contractual Obligations (1)	2015	2016	2017	2018	2019	2020 and thereafter	Other	Total
Long-Term debt obligations
Intelsat S.A. and subsidiary notes and credit facilities—principal payment	$49,000	$—	$—	$500,000	$4,595,000	$9,625,000	$—	$14,769,000
Intelsat S.A. and subsidiary notes and credit facilities—interest payment (2)	938,751	938,674	937,536	919,768	788,875	1,499,156	—	6,022,760
Operating lease obligations (3)	13,230	14,421	13,278	12,901	12,824	131,694	—	198,348
Sublease rental income	(496)	(436)	(150)	(156)	(158)	(694)	—	(2,090)
Purchase obligations (4)	657,650	473,408	416,057	289,993	122,095	224,233	—	2,183,436
Other long-term liabilities (including interest) (5)	36,552	29,904	28,263	24,073	22,076	136,938	—	277,806
Income tax contingencies (6)	—	—	—	—	—	—	67,135	67,135

Total contractual obligations	$1,694,687	$1,455,971	$1,394,984	$1,746,579	$5,540,712	$11,616,327	$67,135	$23,516,395

(1)	Obligations related to our pension and postretirement medical benefit obligations are excluded from the table. We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the year ended December 31, 2014, we made cash contributions to the defined benefit retirement plan of $25.9 million. We anticipate that our contributions to the defined benefit retirement plan in 2015 will be approximately $21.7 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2015 will be approximately $4.8 million. See Note 7—Retirement Plans and Other Retiree Benefits to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Represents estimated interest payments to be made on our fixed and variable rate debt and fees owed in connection with our senior secured credit facilities and letters of credit. Interest payments for variable rate debt and incentive obligations have been estimated based on the current interest rates.
(3)	Includes commitments relating to our New U.S. Administrative Headquarters. See—Operating Leases for further discussion.
(4)	Includes satellite construction and launch contracts, estimated payments to be made on performance incentive obligations related to certain satellites that are currently under construction, vendor contracts and customer commitments.
(5)	Represents satellite performance incentive obligations related to satellites that are in service (and interest thereon). Also, excludes future commitments related to our interest rate swaps.

(6)	The timing of future cash flows from income tax contingencies cannot be reasonably estimated and therefore are reflected in the other column. See Note 14—Income Taxes to our consolidated financial statements included elsewhere in this Annual Report for further discussion of income tax contingencies.

Satellite Construction and Launch Obligations

As of December 31, 2014, we had approximately $1.9 billion of expenditures remaining under our existing satellite construction contracts and satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2014, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites for details relating to certain of our satellite construction and launch contracts.

Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities. These leases contain escalation provisions for increases. As of December 31, 2014, minimum annual rentals of all leases (net of sublease income on leased facilities), totaled approximately $196.3 million, exclusive of potential increases in real estate taxes, operating assessments and future sublease income.

Customer and Vendor Contracts

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily related to the operation of certain of our satellites. As of December 31, 2014, we had commitments under these customer and vendor contracts which totaled approximately $253.6 million related to the provision of equipment, services and other support.

G.	Safe Harbor

See the section entitled “Forward-looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our current executive officers and directors are as follows:

Name	Age	Position
David McGlade	54	Director, Chairman and Chief Executive Officer, Intelsat S.A.
Stephen Spengler	55	Deputy Chief Executive Officer, Intelsat S.A.
Michael McDonnell	51	Executive Vice President and Chief Financial Officer, Intelsat S.A.
Michelle Bryan	58	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, Intelsat S.A.
Thierry Guillemin	55	Executive Vice President and Chief Technical Officer, Intelsat Corporation
Justin Bateman	41	Director, Intelsat S.A.
Robert Callahan	63	Director, Intelsat S.A.
John Diercksen	65	Director, Intelsat S.A.
Egon Durban	41	Director, Intelsat S.A.
Edward A. Kangas	70	Director, Intelsat S.A.
Simon Patterson	41	Director, Intelsat S.A.
Raymond Svider	52	Director, Intelsat S.A.
Denis Villafranca	42	Director, Intelsat S.A.

The following is a brief biography of each of our executive officers and directors:

Mr. McGlade became the Chief Executive Officer and Chairman of the board of directors of Intelsat S.A. in April 2013 and served as Chief Executive Officer and Deputy Chairman of the board of directors of Intelsat S.A. from July 2011 to April 2013. On December 11, 2014, Intelsat S.A. announced that Mr. McGlade is expected to transition to the role of Executive Chairman of Intelsat S.A. effective April 1, 2015. Mr. McGlade had been the Chief Executive Officer of Intelsat Investments S.A. from April 2005 and was Deputy Chairman of the board of directors of Intelsat Investments S.A. from August 2008 until May 2013. Prior to that, Mr. McGlade was the Chief Executive Officer of O2 UK, the largest subsidiary of O2 plc and a leading U.K. cellular telephone company, a position he took in October 2000. He was also an Executive Director of O2 plc. During his tenure at O2 UK and O2, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade is currently a director of Skyworks Solutions, Inc. Mr. McGlade holds a Bachelor of Arts degree from Rutgers University. Mr. McGlade’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Spengler became the Deputy Chief Executive Officer of Intelsat S.A. in December 2014, serving prior to that as President and Chief Commercial Officer of Intelsat Corporation from March 2013. On December 11, 2014, Intelsat S.A. announced that Mr. Spengler will assume the title of Chief Executive Officer of Intelsat S.A. effective April 1, 2015. Mr. Spengler served as Executive Vice President Sales, Marketing and Strategy of Intelsat Corporation from February 2008 to March 2013. From July 2006 to February 2008, he served as Intelsat Corporation’s Senior Vice President, Europe, Middle East, Africa and Asia Pacific Sales. From February 2006 to July 2006, Mr. Spengler served as Acting Senior Vice President Sales & Marketing of Intelsat Global Service Corporation, leading Intelsat S.A.’s global marketing and sales organizations immediately prior to the acquisition of PanAmSat Corporation. From July 2003 to February 2006, he served as Vice President, Sales, Network Services & Telecom of Intelsat Global Service Corporation. Before joining Intelsat, Mr. Spengler held various positions in the telecommunications industry, including Senior Vice President of Global Sales, Broadband Access Networks, at Cirronet, Inc., Vice President for Sales and Marketing at ViaSat Satellite Networks, Regional Sales Director for Satellite Networks in Europe, Middle East and Africa for Scientific-Atlanta Europe based in London, and sales and marketing positions at GTE Spacenet and GTE Corporation. Mr. Spengler received his Bachelor of Arts degree from Dickinson College in Carlisle, Pennsylvania, and his Master’s in Business Administration from Boston University in Massachusetts. Mr. Spengler’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

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

Mr. Bateman became a director of Intelsat S.A. in July 2011. Mr. Bateman was a director of Intelsat Investments S.A. from August 2008 to May 2013. Mr. Bateman is a Managing Partner of BC Partners based in its New York office, the investment arm of which he co-established in early 2008. He initially joined BC Partners’ London office in 2000 from PricewaterhouseCoopers, where he spent three years in Transaction Services working on due diligence projects for both financial investors and corporate clients. In 2002/2003 he left BC Partners to complete his MBA at INSEAD before rejoining its London office. Mr. Bateman serves on the board of Cequel Corporation and Teneo Global LLC, and has previously served on the boards of Office Depot, Inc. and MultiPlan, Inc. He has a degree in economics from the University of Cambridge in the UK. Mr. Bateman’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Callahan became a director of Intelsat S.A. in April 2014. Mr. Callahan is the Chairman of Longueview Advisory, a media, internet and technology advisory firm. Prior to joining Longueview, he served as a special advisor with General Atlantic, Inc., a leading global growth equity firm, where he worked on internet, technology and resource investments, such as the Alibaba Group and Network Solutions, Inc., where he served as Chairman. He previously held the position of Chairman and Chief Executive Officer of Ziff Davis Media, Inc. Mr. Callahan also spent 20 years at the Walt Disney Company/ABC/Capital Cities, where he held numerous positions, including President of ABC Inc. Mr. Callahan holds a Bachelor of Science degree in Journalism from the University of Kansas. Mr. Callahan’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Durban became a director of Intelsat S.A. in July 2011. Mr. Durban was a director of Intelsat Investments S.A from February 2008 to May 2013. Mr. Durban is a Managing Partner and Managing Director of Silver Lake. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park and New York offices and set-up and oversaw the firm’s London office from 2005 to 2010. Mr. Durban serves on the board of directors of Dell, Inc. and on the Executive Committee of William Morris Endeavor Entertainment, LLC. Previously, he served on the boards of NXP Semiconductors N.V., MultiPlan, Inc. and Skype Global S.à r.l. , where he also served as the Chairman of its Operating Committee. Earlier, Mr. Durban worked in Morgan Stanley’s Corporate Finance Technology and Equity Capital Markets Group. Mr. Durban graduated from Georgetown University with a B.S. in Finance. Mr. Durban’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Diercksen became a director of Intelsat S.A. in September 2013. Currently, Mr. Diercksen serves as a Senior Advisor at LionTree Investment Advisors, addressing financial, operational and management services with client business development. Mr. Diercksen retired from Verizon Communications as an executive vice president in September 2013, with responsibility for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures. At Verizon, he previously held the position of executive vice president, strategy, development and planning and was instrumental in forging Verizon’s strategy of technology investment, including repositioning its assets through the acquisition of spectrum. Earlier in his career, Mr. Diercksen held a number of senior financial and leadership positions at Verizon, Bell Atlantic, and NYNEX, among others. Mr. Diercksen also serves on the boards of Harman International Industries and Popular, Inc. Mr. Diercksen holds an MBA from Pace University and a Bachelor of Business Administration in finance from Iona College. Mr. Diercksen’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Kangas became a director of Intelsat S.A. in July 2012. Mr. Kangas has served as Non-Executive Chairman of Tenet Healthcare Corporation (and member of the Compensation Committee) since 2003. Mr. Kangas also serves as the Non-Executive Chairman of United Technologies Corporation (and member of the Compensation and Audit Committees), and serves as a member of the board of directors of Hovnanian Enterprises, Inc. (and member of the Compensation, Audit and Governance and Nominating Committees), Intuit, Inc. (and member of the Compensation and Governance and Nominating Committees) and EGS Global Systems. Mr. Kangas formerly served as Chairman of the board of directors of Oncology Therapeutics Network, and as a director of Allscripts Healthcare Solutions, Inc., Eclipsys Corp. and Electronic Data Systems Corp. Mr. Kangas previously served as Global Chairman and Chief Executive Officer of Deloitte, Touche, Tohmatsu from 1989 to 2000. He also served as the managing partner of Deloitte & Touche (USA) from 1989 to 1994. Mr. Kangas holds a bachelor’s degree in business and an MBA from the University of Kansas and is a Certified Public Accountant. Mr. Kangas also qualifies as an audit committee financial expert. Mr. Kangas’ business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Patterson became a director of Intelsat S.A. in March 2013. Mr. Patterson previously was a director of Intelsat S.A. from January 2012 to May 2012 and was a director of Intelsat Investments S.A. from January 2012 to May 2013. Mr. Patterson is a Managing Director of Silver Lake having joined in 2005. Mr. Patterson previously worked at GF-X, the Financial Times Group and McKinsey & Company. Mr. Patterson also serves on the board of directors of Dell, Inc. and N Brown Group plc and on the board of trustees of the UK Natural History Museum. Previously, he served on the board of Skype Global S.à r.l., Gerson Lehrman Group, Inc. and MultiPlan, Inc. Mr. Patterson holds an M.A. from King’s College, Cambridge University and an MBA from the Stanford University Graduate School of Business. Mr. Patterson’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Svider became a director of Intelsat S.A. in July 2011. Prior to April 2013, Mr. Svider also served as Chairman of the board of directors. Mr. Svider was a director of Intelsat Investments S.A. from February 2008 to May 2013 and became the Chairman of the board of directors of Intelsat S.A. in May 2008. Mr. Svider has been Co-Chairman of BC Partners since December 2008 and has been a Managing Partner of BC Partners since 2003. He joined BC Partners in 1992 in Paris before moving to London in 2000 to lead its investments in the technology and telecommunications industries. Over the years, Mr. Svider has participated in or led a variety of investments, including Tubesca, Nutreco, UTL, Neopost, Polyconcept, Neuf Telecom, Unity Media/Tele Columbus, Office Depot Inc., ATI Enterprises, MultiPlan, Inc., Suddenlink Communications, Accudyne Industries and Teneo Global LLC. He is currently on the board of Cequel Corporation, Accudyne Industries and Teneo Global LLC. Prior to joining BC Partners, Mr. Svider worked in investment banking at Wasserstein Perella in New York and Paris, and at the Boston Consulting Group in Chicago. Mr. Svider holds a Master of Business Administration from the University of Chicago and a Master of Science in Engineering from both École Polytechnique and École Nationale Superieure des Telecommunications in France. Mr. Svider’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Villafranca became a director of Intelsat S.A. in July 2011. Mr. Villafranca was a director of Intelsat Investments S.A. from August 2010 to May 2013. Until January 2015, Mr. Villafranca was a Senior Partner with BC Partners, a firm he joined in 1999. He previously worked for Bain & Company in Paris as a management consultant specializing in M&A advisory, corporate strategy and operational improvements. Mr. Villafranca is a graduate in business administration from the École des Hautes Études Commerciales (HEC) in Paris. He also holds an MBA from Harvard Business School. Mr. Villafranca’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

B.	Compensation of Executive Officers and Directors

This section sets forth (i) the compensation and benefits provided to our executive officers and directors for 2014, (ii) a brief description of the bonus program in which our executive officers participated in 2014, (iii) the total amounts set aside or accrued in 2014 for pension, retirement and similar benefits for our executive officers, and (iv) the number, exercise price and expiration date of share option grants made during 2014.

2014 Compensation

For 2014, our executive officers received total compensation, including base salary, bonus, non-equity incentive compensation, contributions to the executive officer’s account under our 401(k) plans and other retirement plans and certain perquisites, equal to $10.5 million in the aggregate.

Annual Cash Bonuses

In April 2013 our board of directors adopted, and our shareholders approved, a new Bonus Plan, which became effective immediately prior to the consummation of the IPO (the “Bonus Plan”). The Bonus Plan provides that certain of our and our subsidiaries’ employees, including the executive officers, may be awarded cash bonuses based on the attainment of specific performance goals and business criteria established by our board of directors for participants in the Bonus Plan. The goals and criteria for the 2014 fiscal year included certain revenue and adjusted EBITDA targets, all as defined by the compensation committee. The bonus target percentages for our executives are set forth in their respective employment agreements. Awards for the subject year are determined based upon completion of the audited consolidated financial statements for that year. The Bonus Plan is a discretionary plan and the compensation committee retains the right to award compensation absent the attainment of performance criteria.

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

Pension, Retirement and Similar Benefits

Our executive officers participate in a tax-qualified 401(k) plan on the same terms as our other employees. Our executive officers also participate in the Intelsat Excess Benefit Plan, a nonqualified retirement plan under which our executive officers and certain key employees receive additional contributions to address limitations placed on contributions under the tax-qualified 401(k) plan. Under the terms of his employment agreement, Mr. McGlade is provided with certain retiree medical benefits that are not otherwise provided to participants under the terms of our medical plan. Additionally, for U.S.-based employees hired prior to July 19, 2001, we maintain the Intelsat Staff Retirement Plan, which is a tax-qualified defined benefit pension plan. Mr. Guillemin is the only executive officer eligible to participate in this plan. The benefits under the plan are calculated based upon a set of formulae that take into account the participant’s hire date, years of service and average compensation. The aggregate amount of the employer contributions to the 401(k) plans and the Intelsat Excess Benefit Plan for our executive officers during 2014 was $161,373. The change in the actuarial present value of accumulated benefits under the Intelsat Staff Retirement Plan for Mr. Guillemin in 2014 was $151,299 and the total present value, grossed-up for taxes, of Mr. McGlade’s post-retirement medical benefits was $450,989.

Employment Agreements and Severance Protection

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements and certain amendments thereto, Mr. Spengler will become Chief Executive Officer effective April 1, 2015, and Mr. McGlade will remain Executive Chairman. Among other things, the employment agreements provide for minimum base salary, bonus eligibility and severance protection in the event of involuntary terminations of employment. Specifically, under the employment agreements, if the executive officer’s employment is terminated by us without cause or if the officer resigns for good reason (in either case as defined in the executive officer’s respective employment agreement), then, subject to the executive officer’s execution of a release of claims and compliance with certain restrictive covenants, the executive officer will be paid a severance amount on the sixtieth day after such termination of employment equal to the product of (x) the sum of the executive officer’s annual base salary and target annual bonus as in effect on the date of such termination of employment, multiplied by (y) a severance multiplier equal to 2.0 in the case of Messrs. McGlade and Spengler, and 1.5 in the case of Messrs. McDonnell and Guillemin and Ms. Bryan. In the case of Mr. McGlade, on and after April 1, 2015, his severance amount shall be fixed at a severance multiplier equal to 2.0 times the sum of his annual base salary and target bonus as in effect on April 1, 2015. In addition, the executive officer will be paid a prorated target bonus for the year of the officer’s termination of employment based on actual results and the portion of the fiscal year the executive officer was employed. The employment agreements for Messrs. McGlade and McDonnell further provide that, in the event a “golden parachute” excise tax under Section 4999 of the Code is imposed on any compensation or benefits received in connection with a change of control, and our shares are readily tradable on an established securities market or otherwise at such time, the executive officer will be entitled to an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

Director Compensation

We provide non-executive members of the board with compensation (including equity based compensation) for their service on the board and any committees of the board. Our board has adopted a director compensation policy applicable to each director (an “outside director”) who is neither our employee nor nominated by any entity that (i) receives a management or monitoring fee from the Company or any subsidiary or (ii) beneficially owns or is part of a group that beneficially owns at least fifty percent (50%) of voting shares of the Company. The director compensation policy provides that each outside director receives an annual board cash retainer of $75,000 (the “basic cash retainer”). The chairperson of the Audit Committee receives an annual cash retainer of $20,000 (from January 1, 2015, $22,500) and each other member of the Audit Committee receives an annual cash retainer of $10,000 (from January 1, 2015, $15,000). The chairperson of the Compensation Committee receives an annual cash retainer of $15,000 (from January 1, 2015, $17,500) and each other member of the Compensation Committee receives an annual cash retainer of $7,500 (from January 1, 2015, $10,000). At such time as our board of directors has a Nominating and Corporate Governance Committee, the chairperson of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $10,000 and each other member of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $5,000. In addition, each outside director receives an annual restricted share unit award (pursuant to the 2013 Equity Plan) with a grant date value of approximately $125,000 that vests on the first anniversary of the date of grant, subject to continued service on the board of directors on such vesting date, and subject to such other terms and conditions as established by the board of directors from time to time.

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

Non-executive members of the board are entitled to reimbursements for travel and other out-of-pocket expenses related to their board service.

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

Equity Grants issued during 2014

In 2014, we granted a total of 2,547,850 restricted share units to our executive officers as a group pursuant to the 2013 Equity Plan (—see Equity Compensation Plans below). No share options were issued in 2014.

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

In addition, in connection with the IPO, each of our executive officers agreed to cancel a portion of their unvested performance options in exchange for grants of new stock options and restricted share units granted in the aggregate to our executive officers under the 2013 Equity Incentive Plan.

Except for certain grants of restricted shares and stock options made immediately following the IPO, following the consummation of the IPO no new awards may be granted under the 2008 Equity Plan.

2013 Equity Incentive Plan

In connection with the IPO, we established the Intelsat S.A. 2013 Equity Incentive Plan. Any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of the Company or any of our subsidiaries or their respective affiliates, are eligible for awards under the 2013 Equity Plan. The compensation committee has the sole and complete authority to determine who is granted an award under the 2013 Equity Plan.

The 2013 Equity Plan provides for an aggregate of 10,000,000 of our common shares to be available for awards. No more than 10,000,000 of our common shares in the aggregate may be issued with respect to incentive stock options under the 2013 Equity Plan. No participant may be granted awards in any one calendar year with respect to more than 1,500,000 of our common shares in the aggregate (or the equivalent amount in cash, other securities or property).

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

Board Leadership Structure

Our board of directors consists of nine directors. Our articles of incorporation provide that our board of directors shall consist of not less than three directors and not more than 20 directors. Under Luxembourg law, directors are appointed by the general meeting of shareholders for a period not exceeding six years or until a successor has been elected. Our board is divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their term expires. Messrs. Villafranca, McGlade and Callahan are serving as Class II directors for a term expiring in 2015. Messrs. Kangas, Patterson and Diercksen are serving as Class III directors for a term expiring in 2016. Messrs. Svider, Durban and Bateman are serving as Class I directors for a term expiring in 2017. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. Mr. McGlade serves as the Chairman of our board of directors.

Audit Committee

Intelsat S.A. has an audit committee consisting of Messrs. Kangas, Diercksen and Callahan. All members of the audit committee are independent directors. Pursuant to its charter and the authority delegated to it by the board of directors, the audit committee has sole authority for the engagement, compensation and oversight of our independent registered public accounting firm. In addition, the audit committee reviews the results and scope of the audit and other services provided by our independent registered public accounting firm and also reviews our accounting and control procedures and policies. The audit committee meets as often as it determines necessary but not less frequently than once every fiscal quarter. Our board of directors has determined that each of Messrs. Kangas and Diercksen is an audit committee financial expert.

Compensation Committee

Intelsat S.A. has a compensation committee consisting of Messrs. Svider, Durban and Kangas. Mr. Kangas is independent, and the other members are not independent, since they are associated with the Sponsors. Pursuant to its charter and the authority delegated to it by the board of directors, the compensation committee has responsibility for the approval and evaluation of all of our compensation plans, policies and programs as they affect Intelsat S.A.’s chief executive officer and other executive officers. The compensation committee meets as often as it determines necessary.

D.	Employees

As of December 31, 2014, we had 1,082 full-time regular employees. These employees consisted of:

•	468 employees in engineering, operations and related information systems;

•	291 employees in finance, legal, corporate information systems and other administrative functions;

•	225 employees in sales, marketing and strategy; and

•	98 employees in support of government sales and marketing.

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

The percentage of beneficial ownership set forth below is based on approximately 106,813,902 common shares issued and outstanding as of February 15, 2015. All common shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is c/o Intelsat S.A., 4, rue Albert Borschette, L-1246 Luxembourg.

	Common Shares Beneficially Owned (1)
Name of Beneficial Owner:	Number	Percentage
Serafina S.A. (2)(12)	62,962,644	58.9%
Silver Lake Group, L.L.C. (3)(4)(12)	14,119,665	13.2%
SLP III Investment Holdings S.à r.l. (4)(12)	13,892,905	13.0%
Entities affiliated with Fidelity (5)	10,696,320	10.0%
David McGlade (6)(12)	3,837,691	3.5%
Stephen Spengler (7)	242,896	*
Michael McDonnell (8)	562,886	*
Michelle Bryan (9)	59,521	*
Thierry Guillemin (10)	65,520	*
Justin Bateman	—	*
Robert Callahan	—	*
John Diercksen	—	*
Egon Durban	—	*
Edward Kangas	—	*
Simon Patterson	—	*
Raymond Svider	—	*
Denis Villafranca	—	*
Directors and executive officers as a group (11) (13 persons)	4,781,014	4.4%

*	Represents beneficial ownership of less than one percent of shares outstanding.
(1)	The amounts and percentages of our common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)

The common shares beneficially owned by Serafina S.A. are also beneficially owned by the limited partnerships comprising the fund commonly known as BC European Capital VIII, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. CIE Management II Limited is the general partner of, and has investment control over the shares beneficially owned by, each of the limited partnerships comprising the BC European Capital VIII fund that are domiciled in the United Kingdom, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. (collectively, the “CIE Funds”). CIE Management II Limited may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the CIE Funds. LMBO Europe SAS is the Geŕant of, and has investment control over the shares beneficially owned by, each of limited partnerships comprising the BC European Capital VIII fund that are domiciled in France (collectively, the “LMBO Funds”). LMBO Europe SAS may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the LMBO Funds. Because each of CIE Management II Limited and LMBO Europe SAS is managed by a board of directors, no individuals have ultimate voting or investment control (as determined by Rule 13d-3) over the shares that may be deemed beneficially owned by CIE Management II Limited or LMBO Europe SAS. The address of Serafina S.A. is 29, avenue de la Porte Neuve, L-2227 Luxembourg. The address of CIE Management II Limited and the CIE Funds is Heritage Hall, Le Marchant

Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands and the address of LMBO Europe SAS and the LMBO Funds is 58-60 Avenue Kleber, Paris, France 75116.
(3)	The common shares beneficially owned include 226,760 common shares issuable upon conversion of the 100,000 Series A Preferred Shares held, assuming conversion at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share.
(4)	The common shares held of record by SLP III Investment Holding S.àr.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of each of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(5)	Based on the most recently available Schedule 13G filed with the SEC on February 13, 2015 by FMR LLC. Members of the family of Edward C. Johnson 3d, Director and Chairman of FMR LLC, including Abigail P. Johnson, Vice Chairman, Chief Executive Officer and President of FMR LLC, are the predominant owners, directly or through trusts, of 49% of the voting power of FMR LLC. FMR LLC reports that members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC reports that neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC reports that the shares it beneficially owns do not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of its subsidiaries, affiliates and other companies in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998). The address of FMR LLC and Fidelity is 245 Summer Street, Boston, Massachusetts 02210.
(6)	Includes common shares held by McGlade Investments II, LLC, the Article 4 Family Trust U/T David McGlade 2009 GRAT and the David P. McGlade Declaration of Trust. Mr. McGlade exercises voting power over a total of 1,704,454 common shares. Mr. McGlade also holds restricted share units and options entitling him to receive or purchase 2,133,237 common shares within sixty days of February 15, 2015. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(7)	Mr. Spengler exercises voting power over 137,869 common shares and holds restricted share units and options entitling him to receive or purchase 105,027 common shares within sixty days of February 15, 2015. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(8)	Mr. McDonnell exercises voting power over 63,701 common shares and holds restricted share units and options entitling him to receive or purchase 499,185 common shares within sixty days of February 15, 2015. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(9)	Ms. Bryan exercises voting power over 10,888 common shares and holds restricted share units and options entitling her to receive or purchase 48,633 common shares within sixty days of February 15, 2015. A portion of these restricted share units and options is subject to vesting and other restrictions.
(10)	Mr. Guillemin exercises voting power over 8,403 common shares and holds restricted share units and options entitling him to receive or purchase 57,117 common shares within sixty days of February 15, 2015. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(11)	Directors and executive officers as a group exercise voting power over 1,937,815 common shares and hold restricted share units and options entitling them to receive or purchase 2,843,199 common shares within sixty days of February 15, 2015 under applicable vesting schedules.
(12)

Under the Governance Agreement, Serafina S.A. currently has the right to nominate four directors for election to our board of directors and SLP III Investment Holdings S.à r.l. currently has the right to nominate one director for election to our board of directors. The Governance Agreement also provides that a majority of the directors then in office (or, if the board has delegated such authority, the nomination or similar committee of the board) shall nominate the remaining directors for election to the board, one of whom shall be our chief executive officer, who is currently Mr. McGlade. Under the terms of the Governance Agreement, each of Serafina S.A., SLP III Investment Holdings S.à r.l. and David McGlade has agreed to vote all common shares held by such person or entity in favor of the directors nominated under the terms of the Governance Agreement and in furtherance of the removal of any directors by Serafina S.A. or SLP III Investment Holdings S.à r.l. under the terms of the Governance Agreement. As a result, Serafina S.A. and certain related parties named in footnote (2) above, SLP III Investment Holdings S.à r.l. and certain related parties named in footnote (4) above and David McGlade may be deemed to constitute a “group” that beneficially owns approximately 74.1% of our common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of Serafina S.A., SLP III Investment Holdings S.à r.l., their respective related parties and David McGlade disclaim beneficial ownership of any common shares held by the other parties to the Governance Agreement.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

See Item 6E—Share Ownership.

B.	Related Party Transactions

Not applicable.

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

The following table sets forth the high and low trading prices on the NYSE for our common shares and Series A Preferred Shares for the periods indicated.

			Trading Price (US$)
	Price per Common Share		Price per Series A Preferred Share
	High	Low	High	Low
Full Financial Year since listing
Year ended December 31, 2014	22.77	15.31	59.00	42.89

Full Financial Quarters since listing
Third Quarter Ended September 30, 2013	25.83	19.67	66.70	54.68
Fourth Quarter Ended December 31, 2013	24.83	18.65	62.95	51.15
First Quarter Ended March 31, 2014	22.77	17.20	59.00	50.90
Second Quarter Ended June 30, 2014	19.87	16.92	55.25	48.65
Third Quarter Ended September 30, 2014	19.78	16.35	53.24	45.58
Fourth Quarter Ended December 31, 2014	20.08	15.31	52.00	42.89

Last six months
July 2014	19.78	18.37	53.24	49.06
August 2014	19.28	17.26	50.84	47.25
September 2014	17.69	16.35	47.98	45.58
October 2014	20.08	15.31	52.00	42.89
November 2014	19.50	16.88	51.28	46.22
December 2014	17.59	15.40	47.40	43.39

B.	Plan of Distribution

Not applicable.

C.	Markets

See item 9A—Offering and Listing Details.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item	10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Each of our executive officers also holds options granted under the 2008 Equity Plan that are subject to forfeiture and other restrictions as set forth in the executive officers’ respective award agreements.

Option and Restricted Share Unit Agreements under 2013 Equity Plan

Our executive officers hold restricted share units (“RSUs”) and option agreements under our 2013 Equity Plan that vest as follows:

•	RSUs which vest based on continued service over three years;

•	RSUs which cliff vest after three years based on achievement of one or more long term performance metrics based on 2013-2015 financial performance;

•	options to purchase common shares at an exercise price equal to $27.00 per share, which vest based on continued service over two years and expire on the 10th anniversary of the date of grant;

•	RSUs which vest based on continued service over two years;

•	RSUs which vest based on continued service over three years at a rate of 25%, 25% and 50% each successive year; and

•	RSUs which vest based on continued service over three years at a rate of 10%, 25% and 65% each successive year.

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

Governance Agreement

Prior to the consummation of the IPO, we entered into the Governance Agreement with the BC Shareholder, the Silver Lake Shareholder and Mr. McGlade.

Board of Directors

The Governance Agreement provided for the composition of our board of directors at the completion of our IPO, and thereafter, including:

•	Our Chief Executive Officer and Chairman, Mr. McGlade;

•	Four directors nominated by the BC Shareholder;

•	One director nominated by the Silver Lake Shareholder; and

•	Three independent directors (Messrs. Kangas, Diercksen and Callahan are currently serving in these roles).

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

Voting Agreements

Under the Governance Agreement, each of the BC Shareholder, the Silver Lake Shareholder and Mr. McGlade has agreed to vote all shares held by it or him in favor of the directors nominated as described above and in furtherance of the removal of any directors by the BC Shareholder or the Silver Lake Shareholder under the terms of the Governance Agreement.

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

Tax Regime Applicable to Realized Capital Gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their shares as part of a commercial or industrial or independent business and who hold no more than 10% of the share capital of the

Company will only be taxable if they are realized on a sale of common shares that takes place before their acquisition or within the first six months following their acquisition. If such is the case, capital gains will be taxed at ordinary rates according to the progressive income tax schedule plus surcharges.

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

Luxembourg resident corporate holders

Capital gains realized upon the disposal of common shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2014 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

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

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of 30 November 2011 replacing the Council Directive 90/435/EEC of 23 July 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states, (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption and (vi) a Luxembourg permanent establishment of one of the aforementioned categories under (i) to (iv), provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1.2 million.

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

Net Wealth Tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the shares are attributable to an enterprise (other than of an individual holder) or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise of a non-Luxembourg corporate Holder or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

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

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 4, rue Albert Borschette, L-1246 Luxembourg. Those documents, which include our registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investors section of our website at www.intelsat.com or from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-202-551-8909. Copies of documents can also be requested from the SEC public reference rooms for a copying fee at prescribed rates.

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

Excluding the impact of our outstanding interest rate swaps, approximately 79%, or $11.6 billion, of our debt as of December 31, 2014 was fixed-rate debt. In 2013, approximately 80%, or $12.1 billion of our debt was fixed-rate debt, excluding the impact of interest rate swaps. Based on the level of fixed-rate debt outstanding at December 31, 2014, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $640 million.

As of December 31, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured credit facilities. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed-rate of interest. On December 31, 2014, the rate we paid averaged 2.0% and the rate we received averaged 0.2%. These rates are similar to what we paid and what we received at December 31, 2013.

These interest rate swaps have not been designated for hedge accounting treatment in accordance with the Derivatives and Hedging topic of the Codification, as amended and interpreted, and the changes in fair value of these instruments will be recognized in earnings during the period of change. Assuming a one percentage point decrease in the prevailing forward yield curve (or less, to the extent that the points on the yield curve are less than one percent) the fair value of the interest rate swap liability, excluding accrued interest, would increase to a liability of approximately $32.9 million from $26.1 million.

We perform interest rate sensitivity analyses on our variable-rate debt, including interest rate swaps, and cash and cash equivalents. These analyses indicate that a one percentage point change in interest rates would have minimal impact on our consolidated statements of operations and cash flows as of December 31, 2014. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of Brazilian reais as compared to U.S. dollars in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby partially mitigating the risk. For the years ended December 31, 2012, 2013 and 2014, our Brazilian customers represented approximately 4.4%, 4.6% and 4.9% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

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

We have carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), as of the year ended December 31, 2014. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2014.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

(c) Attestation Reports of the Registered Public Accounting Firm

See the reports of KPMG LLP, an independent registered public accounting firm, included under “Item 18. Financial Statements” on pages F-2 and F-3.

(d) Changes in Internal Control over Financial Reporting

We have updated our internal control over financial reporting during the year ended December 31, 2014 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Except as described in the paragraph above, there were no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Our audit fees were $1.7 million and $2.1 million for the years ended 2013 and 2014, respectively.

Audit-Related Fees

Our audit-related fees for 2013 were $0.4 million, primarily related to various SEC registration statements. There were no comparable audit-related fees for 2014.

Tax Fees

Our tax fees paid to our principal accountants for 2013 were $12,000, primarily associated with U.S. state taxation. There were no comparable tax fees for 2014.

All Other Fees

All other fees paid to our principal accountants for 2013 and 2014 were $161,000 and $139,000, respectively. Our other fees for 2014 included fees associated with attestation of IT security controls.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the audit committee has adopted a policy to pre-approve services to be provided by our independent registered public accounting firm prior to commencement of the specified service. The requests for pre-approval are submitted to the audit committee, or a designated member of the audit committee, by our Chief Financial Officer or Controller, and the audit committee chairman executes engagement letters from our independent registered public accounting firm following approval by audit committee members, or the designated member of the audit committee. All services performed by KPMG LLP during 2014 were pre-approved by the audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

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

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of nine members and we believe that three of our board members satisfy the “independence” requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a compensation committee comprised of three members and we believe that one of the committee members satisfies the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

(a)(1) The following financial statements are included in this Annual Report on Form 20-F:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

Exhibit No.	Document Description

1.1	Amended and Restated Articles of Incorporation of Intelsat S.A.*

2.1	Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020 dated as of September 30, 2010, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the 2020 Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 4, 2010).

2.2	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of January 12, 2011, by and among Intelsat Jackson Holdings S.A., certain subsidiaries of Intelsat Jackson Holdings S.A. named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

2.3	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.4	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of December 16, 2011, by and between Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on December 16, 2011).

2.5	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of April 25, 2012, by and between Intelsat Jackson Holdings S.A., as Issuer, Intelsat Subsidiary (Gibraltar) Limited, Intelsat New Dawn (Gibraltar) Limited and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

2.6	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.7	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.18 of Intelsat S.A.’s Annual Report on Form 10- K, File No. 000-50262, filed on February 28, 2013).

2.8	Seventh Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.8 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

Exhibit No.	Document Description

2.9	Eighth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.19 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.10	Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of April 5, 2011, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the New Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2011).

2.11	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat S.A.’s Quarterly Report on Form 10- Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.12	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.13	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.22 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

2.14	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.24 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.15	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.16	Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of October 3, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, and Wells Fargo Bank, National Association, as Trustee (including the form of the 6 5⁄8% Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

2.17	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.27 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

Exhibit No.	Document Description

2.18	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.2 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.19	Indenture, dated as of April 5, 2013, among Intelsat (Luxembourg) S.A., as Issuer, Intelsat S.A., as Parent Guarantor, and Wells Fargo Bank, National Association, as Trustee for Intelsat (Luxembourg) S.A.’s 6 3⁄4% Senior Notes due 2018, 7 3⁄4% Senior Notes due 2021 and 8 1⁄8% Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2013).

2.20	First Supplemental Indenture for Intelsat (Luxembourg) S.A.’s 6 3⁄4% Senior Notes due 2018, 7 3⁄4% Senior Notes due 2021 and 8 1⁄8% Senior Notes due 2023, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.32 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.21	Indenture for Intelsat Jackson Holdings S.A.’s 5 1⁄2% Senior Notes due 2023, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings, S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A., each as a Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.22	First Supplemental Indenture Intelsat Jackson Holdings S.A.’s 5 1⁄2% Senior Notes due 2023, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.35 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

3.1	Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (incorporated by reference to Exhibit 3.1 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.1	Credit Agreement, dated as of January 12, 2011, by and among Intelsat Jackson, as the Borrower, Intelsat (Luxembourg) S.A., the several lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and J.P. Morgan Securities LLC (“J.P. Morgan”), as Co-Syndication Agents, Barclays Bank Plc and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Credit Suisse and J.P. Morgan, as Joint Lead Arrangers, Merrill Lynch, Credit Suisse, J.P. Morgan, Barclays Capital, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, as Joint Bookrunners, and HSBC Bank USA, N.A., Goldman Sachs Partners LLC and RBC Capital Markets, as Co-Managers (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.2	Guarantee, dated as of January 12, 2011, made among each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

Exhibit No.	Document Description

4.3	Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of January 12, 2011, between Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Intermediate Holding Company S.A., Intelsat Phoenix Holdings S.A., Intelsat Subsidiary Holding Company S.A., Intelsat (Gibraltar) Limited, as Pledgors, and Wilmington Trust FSB, as Pledgee (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.4	Security and Pledge Agreement, dated as of January 12, 2011, among Intelsat Jackson Holdings S.A., each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto, Bank of America, N.A., as Administrative Agent, and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.5	Collateral Agency and Intercreditor Agreement, dated as of January 12, 2011 by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.5 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.6	Amendment and Joinder Agreement, dated as of October 3, 2012, among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as administrative agent for the Lenders and collateral agent for the Secured Parties, the Lenders party thereto and the Tranche B-1 Term Loan Lenders party thereto, to the Credit Agreement, dated as of January 12, 2011 (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

4.7	Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as administrative agent for the lenders and collateral agent for the secured parties thereto, the lenders party hereto and the Tranche B-2 Term Loan Lenders (as defined therein) party hereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012) (incorporated by reference to Exhibit 4.7 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.8	Employment Agreement, dated as of December 29, 2008 and effective as of February 4, 2008, by and among Intelsat Global, Ltd., Intelsat, Ltd. and David McGlade (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on January 5, 2009).

4.9	Amendment and Acknowledgement, dated May 6, 2009, between Intelsat, Ltd., Intelsat Global, Ltd. and David McGlade (incorporated by reference to Exhibit 10.24 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.10	Assignment and Modification Agreement effective December 21, 2009, to Employment Agreement dated December 29, 2008, among David McGlade, Intelsat Global, Ltd., Intelsat, Ltd. and Intelsat Management LLC (incorporated by reference to Exhibit 10.65 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.11	Employment Agreement, dated May 6, 2009 between Intelsat Global, Ltd., Intelsat, Ltd. and Michael McDonnell (incorporated by reference to Exhibit 10.26 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

Exhibit No.	Document Description

4.12	Assignment and Modification Agreement effective December 21, 2009, to Employment Agreement dated May 6, 2009, among Michael McDonnell, Intelsat Global, Ltd., Intelsat, Ltd. and Intelsat Management LLC (incorporated by reference to Exhibit 10.67 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.13	Severance Agreement, dated May 8, 2009, between Intelsat Global, Ltd. and Stephen Spengler (incorporated by reference to Exhibit 10.27 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.14	Severance Agreement, dated May 8, 2009, between Intelsat Global, Ltd. and Thierry Guillemin (incorporated by reference to Exhibit 10.28 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.15	Intelsat S.A. Amended and Restated 2008 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.16	Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.11 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.17	Letter Agreement, dated May 6, 2009, between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.12 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.18	Letter Agreement, dated May 6, 2009, between Intelsat Global, Ltd. and Michael McDonnell regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.14 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.19	Amendment to Management Shareholders Agreement of Intelsat Global, Ltd., dated as of December 7, 2009 and effective as of December 15, 2009 (incorporated by reference to Exhibit 10.76 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.20	Acknowledgment Agreement, dated December 7, 2009, among certain shareholders of Intelsat Global, Ltd., regarding the Amendment to Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.77 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.21	Letter Amendment, dated December 7, 2009, between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholder’s Agreement (incorporated by reference to Exhibit 10.73 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.22	Letter Amendment, dated December 7, 2009, between Intelsat Global, Ltd. and Michael McDonnell regarding the Management Shareholder’s Agreement (incorporated by reference to Exhibit 10.75 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.23	Unallocated Bonus Plan (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on August 26, 2010).

4.24	Form of Letter Agreement between Intelsat Global S.A. and David McGlade, Phillip Spector and Michael McDonnell regarding Unallocated Bonus Plan (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on August 26, 2010).

4.25	Termination of the Intelsat Global Holdings S.A. Unallocated Bonus Plan (incorporated by reference to Exhibit 4.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

Exhibit No.	Document Description

4.26	Second Amendment to Employment Agreement, dated February 28, 2012, between David McGlade and Intelsat Global S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

4.27	First Amendment to Employment Agreement, dated February 28, 2012, between Michael McDonnell and Intelsat Global S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

4.28	Amendment No. 2 to the Management Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the other parties thereto (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.29	Letter Agreement, dated March 30, 2012, among Intelsat Global S.A., Intelsat Global Holdings S.A., David McGlade and the other parties thereto regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.30	Letter Agreement, dated March 30, 2012, among Intelsat Global S.A., Intelsat Global Holdings S.A., Michael McDonnell and the other parties thereto regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.31	Amendment No. 1 to the Intelsat Global, Ltd. Unallocated Bonus Plan (collectively with the individual side letters related thereto) (incorporated by reference to Exhibit 10.6 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.32	Modification Agreement, dated as of March 30, 2012, to the Employment Agreement, dated as of December 29, 2008, by and among David McGlade, Intelsat Global S.A. and Intelsat S.A. (together with the Assignment and Modification Agreement, dated as of December 21, 2009, by and between Intelsat Management LLC, Intelsat Global S.A. and Intelsat S.A.) (incorporated by reference to Exhibit 10.7 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.33	Modification Agreement, dated as of March 30, 2012, to the Employment Agreement, dated as of May 6, 2009, by and among Michael McDonnell, Intelsat Global S.A. and Intelsat S.A. (together with the Assignment and Modification Agreement, dated as of December 21, 2009, by and between Intelsat Management LLC, Intelsat Global S.A. and Intelsat S.A.) (incorporated by reference to Exhibit 10.8 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.34	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global and Stephen Spengler (incorporated by reference to Exhibit 10.10 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.35	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global S.A. and Thierry Guillemin (incorporated by reference to Exhibit 10.11 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.36	Shareholders Agreement, dated as of February 4, 2008, by and among Serafina Holdings Limited and the shareholders party thereto (incorporated by reference as Exhibit 10.78 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

Exhibit No.	Document Description

4.37	Amendment No. 1 to Shareholders Agreement, dated as of December 7, 2009, by and among Intelsat Global, Ltd. and the shareholders party thereto (incorporated by reference as Exhibit 10.79 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.38	Amendment No. 2 to Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the shareholders party thereto (incorporated by reference as Exhibit 10.80 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.39	Intelsat S.A. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.39 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.40	Intelsat S.A. Bonus Plan (incorporated by reference to Exhibit 4.40 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.41	Supplement No. 2 to Guarantee, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.42	Agreement for the Adherence by Intelsat Luxembourg Investment S.à r.l. and Intelsat Corporation to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement dated January 12, 2011 and for the Amendment of the Pledge Agreement, dated as of July 31, 2012, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.43	Supplement No. 2 to Security and Pledge Agreement, dated as of July 31, 2012, among Intelsat Luxembourg Investment S.a r.l., as New Guarantor, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.44	Collateral Agency and Intercreditor Joinder, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit10.5 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.45	Guarantee, dated as of July 31, 2012, made between Intelsat Luxembourg Investment S.a r.l., Intelsat Jackson Holdings S.A and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Islands Branch), as Administrative Agent (incorporated by reference to Exhibit 10.6 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.46	Guarantee, dated as of July 31, 2012, made between Intelsat Luxembourg Investment S.a r.l., Intelsat Jackson Holdings S.A. and Bank of America N.A., as Administrative Agent (incorporated by reference to Exhibit 10.7 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.47	Form of Indemnification Agreement between Intelsat S.A. and its directors and officers (previously filed as Exhibit 10.64 to Amendment No. 2 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on August 8, 2012).

Exhibit No.	Document Description

4.48	Amendment No. 3 to the Management Shareholders Agreement dated as of April 23, 2013, by and among Intelsat S.A., Serafina S.A., SLP III Investment Holding S.à r.l. and the Management Shareholders party thereto (incorporated by reference to Exhibit 4.49 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.49	Supplement No. 3 to Guarantee, dated as of January 31, 2013, to the Guarantee dated as of January 12, 2011, by and among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.84 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.50	Agreement for the Adherence by Intelsat Align S.à r.l. to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement dated January 12, 2011 and for the Amendment of the Pledge Agreement, dated January 31, 2013, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.85 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.51	Supplement No. 3 to Security and Pledge Agreement, dated as of January 31, 2013, to the Security and Pledge Agreement dated as of January 12, 2011, by and among Intelsat Align S.àr.l. and Intelsat Nevada LLC, as New Guarantors, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.86 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.52	Collateral Agency and Intercreditor Joinder, dated as of January 31, 2013, by and among Intelsat Align S.à r.l. and Intelsat Nevada LLC, as new Grantors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.87 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.53	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l., and Intelsat Finance Nevada LLC, as New Guarantors, and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Island Branch), as Administrative Agent (incorporated by reference to Exhibit 10.88 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.54	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.89 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.55	Third Amendment, dated March 18, 2013, to Employment Agreement, dated December 29, 2008, among David McGlade, Intelsat Global Holdings S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference as Exhibit 10.73 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.56	Second Amendment, dated March 18, 2013, to Employment Agreement, dated May 6, 2009, among Michael McDonnell, Intelsat Global Holdings S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference as Exhibit 10.74 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.57	Letter Agreement, dated March 14, 2013, between Intelsat Global Holdings S.A. and Michael McDonnell (incorporated by reference as Exhibit 10.75 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

Exhibit No.	Document Description

4.58	Employment Agreement, dated March 18, 2013, between Intelsat Corporation and Stephen Spengler (incorporated by reference as Exhibit 10.77 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.59	Employment Agreement, dated March 18, 2013, between Intelsat Global Holdings S.A., Intelsat S.A. and Michelle Bryan (incorporated by reference as Exhibit 10.78 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.60	Employment Agreement, dated March 18, 2013, between Intelsat Corporation and Thierry Guillemin (incorporated by reference as Exhibit 10.79 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.61	Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (see Exhibit 3.1).

4.62	Fifth Amendment, dated December 11, 2014, to Employment Agreement dated December 29, 2008, among David McGlade, Intelsat S.A., Intelsat Investments S.A. and Intelsat Management LLC.*

4.63	Second Amendment, dated December 11, 2014, to Employment Agreement dated March 18, 2013, between Stephen Spengler and Intelsat Corporation.*

4.64	Amendment to Intelsat S.A. 2013 Equity Incentive Plan, effective October 23, 2014.*

8.1	List of subsidiaries of Intelsat S.A.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of KPMG LLP*

101.	Interactive Data Files

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*	Filed herewith.

**	Attached as Exhibit 101 to this Annual Report on Form 20-F are the following formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Changes in Shareholders’ Deficit, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTELSAT S.A.

Date: February 18, 2015	BY	/S/ DAVID MCGLADE
David McGlade
Chairman & Chief Executive Officer

Date: February 18, 2015	BY	/S/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President & Chief Financial Officer

Intelsat S.A.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat S.A. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

McLean, Virginia

February 18, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Intelsat S.A.

We have audited Intelsat S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Intelsat S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Intelsat S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of Intelsat S.A. and subsidiaries as listed in the accompanying index, and our report dated February 18, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

McLean, Virginia

February 18, 2015

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2013	As of December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$123,147
Receivables, net of allowance of $35,288 in 2013 and $35,174 in 2014	236,347	220,458
Deferred income taxes	44,475	76,315
Prepaid expenses and other current assets	33,224	35,945

Total current assets	561,836	455,865
Satellites and other property and equipment, net	5,805,540	5,880,264
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	500,545
Other assets	414,592	393,754

Total assets	$16,589,670	$16,469,355

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$145,186	$151,793
Taxes payable	9,526	8,974
Employee related liabilities	28,227	44,815
Accrued interest payable	186,492	161,495
Current portion of long-term debt	24,418	49,000
Deferred satellite performance incentives	22,703	20,957
Deferred revenue	84,185	117,401
Other current liabilities	72,840	72,629

Total current liabilities	573,577	627,064
Long-term debt, net of current portion	15,262,996	14,762,142
Deferred satellite performance incentives, net of current portion	153,904	163,360
Deferred revenue, net of current portion	888,239	967,318
Deferred income taxes	202,638	211,680
Accrued retirement benefits	196,856	262,906
Other long-term liabilities	246,127	217,452
Commitments and contingencies (Notes 15 and 16)
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,067
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,117,898
Accumulated deficit	(3,015,273)	(2,782,741)
Accumulated other comprehensive loss	(60,393)	(112,527)

Total Intelsat S.A. shareholders’ deficit	(975,353)	(776,268)
Noncontrolling interest	40,686	33,701

Total liabilities and shareholders’ deficit	$16,589,670	$16,469,355

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Revenue	$2,610,152	$2,603,623	$2,472,386
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	415,900	375,769	348,348
Selling, general and administrative	204,025	288,467	197,407
Depreciation and amortization	764,903	736,567	679,351
Gain on satellite insurance recoveries	—	(9,618)	—

Total operating expenses	1,384,828	1,391,185	1,225,106

Income from operations	1,225,324	1,212,438	1,247,280
Interest expense, net	1,310,783	1,122,261	944,787
Loss on early extinguishment of debt	(73,542)	(368,089)	(40,423)
Other expense, net	(10,128)	(4,918)	(2,593)

Income (loss) before income taxes	(169,129)	(282,830)	259,477
Provision for (benefit from) income taxes	(19,631)	(30,837)	22,971

Net income (loss)	(149,498)	(251,993)	236,506
Net income attributable to noncontrolling interest	(1,639)	(3,687)	(3,974)

Net income (loss) attributable to Intelsat	$(151,137)	$(255,680)	$232,532

Cumulative preferred dividends	—	(10,196)	(9,917)

Net income (loss) attributable to common shareholders	$(151,137)	$(265,876)	$222,615

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(1.82)	$(2.70)	$2.09
Diluted	$(1.82)	$(2.70)	$1.99

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Net income (loss)	$(149,498)	$(251,993)	$236,506
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs, net of tax	(110)	(107)	(109)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	5,178	12,320	6,510
Actuarial gain (loss) arising during the year, net of tax	(12,356)	45,070	(58,403)
Marketable securities:
Unrealized gains on investments, net of tax	388	629	258
Reclassification adjustment for realized loss (gain) on investments, net of tax	—	123	(390)

Other comprehensive income (loss)	(6,900)	58,035	(52,134)

Comprehensive income (loss)	(156,398)	(193,958)	184,372
Comprehensive income attributable to noncontrolling interest	(1,639)	(3,687)	(3,974)

Comprehensive income (loss) attributable to Intelsat S.A.	$(158,037)	$(197,645)	$180,398

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands)

	Preferred Shares		Common Shares		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest
	Shares (in millions)	Amount	Shares (in millions)	Amount
Balance, January 1, 2012 (1)	—	$—	83.2	$832	$1,520,267	$(2,608,456)	$(111,528)	$(1,198,885)	$50,926
Net loss	—	—	—	—	—	(151,137)	—	(151,137)	3,582
Mark to market valuation adjustment for redeemable noncontrolling interest	—	—	—	—	(7,663)	—	—	(7,663)	—
Vesting of equity awards of certain executive officers	—	—	—	—	6,825	—	—	6,825	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,838)
Postretirement/pension liability adjustment, net of tax of ($1.9) million	—	—	—	—	—	—	(7,288)	(7,288)	—
Other comprehensive income, net of tax of ($0.2) million	—	—	—	—	—	—	388	388	—

Balance, December 31, 2012 (1)	—	—	83.2	$832	$1,519,429	$(2,759,593)	$(118,428)	$(1,357,760)	$45,670

Net loss	—	—	—	—	—	(255,680)	—	(255,680)	3,687
Initial public offering, net of costs	3.5	35	22.2	222	542,539	—	—	542,796	—
Change in classification of certain equity awards	—	—	—	—	18,899	—	—	18,899	—
Share-based compensation	—	—	0.6	6	28,547	—	—	28,553	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,671)
Declaration of preferred stock dividend	—	—	—	—	(10,196)	—	—	(10,196)	—
Postretirement/pension liability adjustment, net of tax of $34.9 million	—	—	—	—	—	—	57,283	57,283	—
Other comprehensive income, net of tax of ($0.4) million	—	—	—	—	—	—	752	752	—

Balance, December 31, 2013	3.5	$35	106.0	$1,060	$2,099,218	$(3,015,273)	$(60,393)	$(975,353)	$40,686

Net Income	—	—	—	—	—	232,532	—	232,532	3,974
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,744)
Share-based compensation	—	—	0.7	7	26,382	—	—	26,389	—
Declaration of preferred stock dividend	—	—	—	—	(9,917)	—	—	(9,917)	—
Acquisition of non-controlling interests	—	—	—	—	2,215	—	—	2,215	(2,215)
Postretirement/pension liability adjustment, net of tax of $(30.3) million							(52,002)	(52,002)
Other comprehensive loss, net of tax of $0.1 million	—	—	—	—	—	—	(132)	(132)	—

Balance at December 31, 2014	3.5	$35	106.7	$1,067	$2,117,898	$(2,782,741)	$(112,527)	$(776,268)	$33,701

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the former Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering. See Note 4—Net Income (Loss) per Share for further discussion.

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 30, 2012	Year Ended December 30, 2013	Year Ended December 30, 2014
Cash flows from operating activities:
Net income (loss)	$(149,498)	$(251,993)	$236,506
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	764,903	736,567	679,351
Provision for doubtful accounts	8,911	29,599	2,306
Foreign currency transaction loss	7,329	6,003	6,560
(Gain) loss on disposal of assets	(12,647)	338	927
Gain on satellite insurance recoveries	—	(9,618)	—
Share-based compensation	6,825	25,289	22,494
Deferred income taxes	(61,889)	(65,347)	(12,646)
Amortization of discount, premium, issuance costs and related costs	57,305	46,026	22,256
Interest paid-in-kind	4,949	—	—
Loss on early extinguishment of debt	73,542	368,089	40,423
Unrealized gains on derivative financial instruments	(9,004)	(19,740)	(22,790)
Termination of third-party commitment costs and expenses	10,000	—	—
Amortization of actuarial loss and prior service credits for retirement benefits	14,506	19,613	10,147
Other non-cash items	(4,382)	234	166
Changes in operating assets and liabilities:
Receivables	(3,559)	16,269	1,382
Prepaid expenses and other assets	(1,086)	(6,117)	(22,331)
Accounts payable and accrued liabilities	6,495	(23,730)	7,598
Accrued interest payable	9,124	(178,796)	(24,997)
Deferred revenue	124,458	49,924	108,545
Accrued retirement benefits	(26,627)	(29,732)	(26,019)
Other long-term liabilities	1,655	4,014	16,292

Net cash provided by operating activities	821,310	716,892	1,046,170

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(866,016)	(600,792)	(645,424)
Proceeds from sale of building, net of fees	82,415	—	—
Proceeds from insurance settlements	—	487,930	—
Payment on satellite performance incentives from insurance proceeds	—	(19,199)	—
Other investing activities	—	(2,000)	174

Net cash used in investing activities	(783,601)	(134,061)	(645,250)

Cash flows from financing activities:
Repayments of long-term debt	(2,474,811)	(6,904,162)	(610,418)
Repayment of notes payable to former shareholders	(1,683)	(868)	—
Payment of premium on early extinguishment of debt	(65,920)	(311,224)	(21,250)
Proceeds from issuance of long-term debt	2,451,521	6,254,688	135,000
Debt issuance costs	(27,384)	(84,845)	—
Proceeds from initial public offering	—	572,500	—
Stock issuance costs	—	(26,683)	—
Dividends paid to preferred shareholders	—	(5,235)	(9,919)
Principal payments on deferred satellite performance incentives	(15,969)	(17,503)	(19,774)
Repurchase of redeemable noncontrolling interest	(8,744)	—	—
Capital contribution from noncontrolling interest	12,209	12,209	12,209
Dividends paid to noncontrolling interest	(8,838)	(8,671)	(8,744)
Other financing activities	—	3,271	3,893

Net cash used in financing activities	(139,619)	(516,523)	(519,003)

Effect of exchange rate changes on cash and cash equivalents	(7,329)	(6,003)	(6,560)

Net change in cash and cash equivalents	(109,239)	60,305	(124,643)
Cash and cash equivalents, beginning of period	296,724	187,485	247,790

Cash and cash equivalents, end of period	$187,485	$247,790	$123,147

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,255,308	$1,283,439	$970,345
Income taxes paid, net of refunds	33,103	38,784	37,805
Supplemental disclosure of non-cash investing activities:
Capitalization of deferred satellite performance incentives	$82,959	$—	$27,681
Accrued capital expenditures	78,494	66,578	80,621
Restricted cash received	23,901	—	—
Restricted cash paid	(118,032)	—	—

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Background of Company

Intelsat S.A. (the “Company”, “we”,” us” or “our”) provides satellite communications services worldwide through a global communications network of 50 satellites in orbit as of December 31, 2014 and ground facilities related to the satellite operations and control, and teleport services.

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

Note 2 Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Intelsat S.A., its wholly-owned subsidiaries, and variable interest entities (“VIE”) of which we are the primary beneficiary. We are the primary beneficiary of one VIE, as more fully described in Note 10—Investments, and accordingly, we include in our consolidated financial statements the assets and liabilities and results of operations of the entity, even though we may not own a majority voting interest. We use the equity method to account for our investments in entities where we exercise significant influence over operating and financial policies but do not retain control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. We have eliminated all significant intercompany accounts and transactions.

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

Intangible assets arising from business combinations are initially recorded at fair value. We record other intangible assets at cost. We amortize intangible assets with determinable lives (consisting of backlog and customer relationships) based on the expected pattern of consumption. We review these intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. See Note 11—Goodwill and Other Intangible Assets.

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

During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. We evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based solely on its technical merits and presuming the taxing authorities have full knowledge of the position and access to all relevant facts and information. When a tax position does not meet the more likely than not standard, we record a liability or contra asset for the entire amount of the unrecognized tax benefit. Additionally, for those tax positions that are determined more likely than not to be sustainable, we measure the tax position at the largest amount of benefit more likely than not (determined by cumulative probability) to be realized upon settlement with the taxing authority.

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

(p) Derivative Instruments

We hold interest rate swaps, each of which were undesignated as of December 31, 2014. The swaps are marked-to-market quarterly, with any change in fair value recorded as interest expense, net.

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

(s) New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

Note 3 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At December 31, 2014, there were 106.7 million common shares issued and outstanding and 3.5 million Series A Preferred Shares issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

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

Note 4 Net Income (Loss) per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

On April 23, 2013, we completed our initial public offering, in which we issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 Series A Preferred Shares. Prior to the consummation of the IPO, each of our former Class A common shares (the “Class A Shares”) was reclassified into one of our common shares and each of our former Class B common shares (the “Class B Shares”) was reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares, so that each existing holder received approximately 4.6 additional common shares for each common share owned at that time (together, the “IPO Reorganization Transactions”). The effect of these reclassifications on outstanding shares, potentially dilutive shares and EPS has been retroactively applied to the financial statements and notes to the consolidated financial statements for all periods presented.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend, which was paid in four installments through June 2014 to the holders of our Series A Preferred Shares, in accordance with the terms of the Series A Preferred Shares. In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2015. In 2014, we made payments on the first and second installments, each of $0.71875 per share. In January 2015, we announced the third installment of $0.71875 per share. The dividend was paid on February 1, 2015 to holders of record as of January 15, 2015.

The following table sets forth the computation of basic and diluted net loss per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Numerator:
Net income (loss)	$(149,498)	$(251,993)	$236,506
Net income attributable to noncontrolling interest	(1,639)	(3,687)	(3,974)

Net income (loss) attributable to Intelsat S.A.	(151,137)	(255,680)	232,532
Less: Preferred Shares dividends declared	—	(10,196)	(9,917)

Net income (loss) attributable to common shareholders	$(151,137)	$(265,876)	$222,615
Numerator for Basic EPS—income (loss) available to common shareholders	$(151,137)	$(265,876)	$222,615
Dilutive effect of Preferred shares	—	—	9,917
Numerator for Diluted EPS	$(151,137)	$(265,876)	$232,532
Denominator:
Basic weighted average shares outstanding (in millions)	83.0	98.5	106.5
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	—	—	9.6
Employee compensation related shares including options and restricted stock units (in millions)	—	—	0.6

Diluted weighted average shares outstanding (in millions)	83.0	98.5	116.7

Basic net income (loss) per common share attributable to Intelsat S.A.	$(1.82)	$(2.70)	$2.09

Diluted net income (loss) per common share attributable to Intelsat S.A.	$(1.82)	$(2.70)	$1.99

Due to a net loss in the years ended December 31, 2012 and 2013, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 2.9 million, 4.5 million and 1.4 million (consisting of unvested common shares, restricted share units and options to purchase common shares) for the years ended December 31, 2012, 2013 and 2014, respectively. Further, there were 6.6 million weighted average common shares resulting from the potential conversion of Series A Preferred Shares for the year ended December 31, 2013, that could dilute basic EPS in future periods.

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

In connection with the IPO, in April 2013, we amended the 2008 Equity Plan to reflect the IPO Reorganization Transactions (see Note 4—Net Income (Loss) per Share). Consequently, the number of restricted shares and options along with the associated exercise prices has been retroactively revised to reflect the IPO Reorganization Transactions. We also granted certain shares and options under the amended plan. Further, certain repurchase rights that were included in various share-based compensation awards contractually expired. As a result, (i) certain awards have been deemed granted under the provisions of FASB ASC 718 and (ii) certain awards previously accounted for as liability awards are now treated as equity awards under the provisions of FASB ASC 718. Further, upon consummation of the IPO, anti-dilution options were granted to certain individuals in accordance with the existing terms of their side letters to a management shareholders agreement (the “Management Shareholders Agreement”).

The items described here and above resulted in a pre-tax charge of $21.3 million (the “IPO-Related Compensation Charges”), $2.4 million of which was included in direct costs of revenue and $18.9 million of which was included in selling, general and administrative expenses on our consolidated statement of operations for the year ended December 31, 2013.

Also, in connection with the IPO, in April 2013, our board of directors adopted the Intelsat S.A. 2013 Share Incentive Plan (the “2013 Equity Plan”). The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units, other share-based awards and performance compensation awards. Under the 2013 Equity Plan, an aggregate of 10,000,000 common shares are available for awards (as defined in the 2013 Equity Plan). Following the IPO, no new awards may be granted under the 2008 Equity Plan except those granted in connection with the IPO Reorganization Transactions and completion of the IPO. There were 4.7 million shares available for future issuance under the 2013 Equity Plan as of December 31, 2014.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. Compensation expense in 2013 also includes the IPO-Related Compensation Charges discussed above. During the years ended December 31, 2012, 2013 and 2014, we recorded compensation expense of $4.8 million, $25.3 million and $22.5 million, respectively.

Stock Options

Stock options generally expire 10 years from the date of grant. In some cases, options have been granted which expire 15 years from the date of grant. The options vest monthly over service periods ranging from two to five years.

Stock Option activity during 2014 was as follows:

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2014	1,568	$18.48
Exercised	193	5.35
Forfeited	16	24.45
Expired	71	18.85

Outstanding at December 31, 2014	1,288	$20.35	6.2	$2.5

Exercisable at December 31, 2014	1,153	$19.43	6.0	$2.5

We measure the fair value of stock options at the date of grant using a Black-Scholes option pricing model. There were no stock options granted in 2014. The weighted average grant date fair value of options granted during the year ended December 31, 2013 was $7.85. The following assumptions were used in estimating the fair value of options using the Black-Scholes option pricing model during the year ended December 31, 2013: risk-free interest rates of 0.6%; dividend yields of 0.0%; expected volatility of 59.4%; and expected life of 4 years.

Due to certain repurchase provisions, stock option awards granted to certain employees were classified as liability awards prior to the IPO. The weighted average fair value of these liability awards was $19.31 as of December 31, 2012. Prior to the IPO, the fair value of these liability awards was measured using estimates of enterprise value based on a combination of income and market approach valuation techniques.

Further, certain options granted to employees (other than certain executives) were deemed not granted and therefore, no compensation expense was recorded on vesting of these options. However, in the event of voluntary termination by the employee and other defined circumstances, these options could be repurchased at the lesser of fair market value and the exercise price.

There were no exercises of stock options during the year ended December 31, 2012. The total intrinsic value of stock options exercised during the years ended December 31, 2013 and 2014 was $5.6 million and $2.6 million, respectively. As of December 31, 2014, there was $0.9 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of 1 year.

During the years ended December 31, 2012, 2013 and 2014, we recorded a credit of $0.1 million, a credit of $0.4 million and compensation expense of $3.0 million, respectively. During the years ended December 31, 2013 and 2014, we received cash of $2.4 and $1.0 million, respectively, from the exercise of stock options.

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

These options generally expire five years from the date of grant. In some cases, options have been granted which expire 10 years from the date of grant.

Anti-Dilution Option activity during 2014 was as follows:

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2014	2,403	$18.00
Exercised	178	18.00
Expired	209	18.00

Outstanding at December 31, 2014	2,016	$18.00	7.1	—

Exercisable at December 31, 2014	2,016	$18.00	7.1	—

We measured the fair value of anti-dilution option grants at the date of grant using a Black-Scholes option pricing model. There were no anti-dilution options granted during the years ended December 31, 2012 and 2014. The weighted average grant date fair value of anti-dilution options granted during the year ended December 31, 2013 was $5.97. The following assumptions were used in estimating the fair value of options using the Black-Scholes option pricing model during the year ended December 31, 2013: risk-free interest rates of 0.3%; dividend yields of 0.0%; expected volatility of 60.8%; and expected life of 2 years.

The total intrinsic value of anti-dilution options exercised during the years ended December 31, 2013 and 2014 was $0.1 million and $0.6 million, respectively. All anti-dilution options were fully vested as of December 31, 2013. During the years ended December 31, 2013 and 2014, we recorded compensation expense associated with anti-dilution option awards of $14.5 million and $4.1 million, respectively. During the years ended December 31, 2013 and 2014, we received cash of $0.4 million and $3.2 million, respectively, from the exercise of anti-dilution options.

2014 Option Modification

During the fourth quarter of the year ended December 31, 2014, 1.9 million stock options, including 1.6 million anti-dilution options, were amended to (a) extend the expiration date by five years; and (b) extend the duration of exercisability from one year to three years after ceasing to be an employee of the company. We estimated an additional expense of $2.52 per option resulting from the amendment, being the difference between the fair value of the amended option and the fair value of the original award before amendment. The fair value was measured using the Black-Scholes option pricing model and the following assumptions were used:

For the fair value of the amended options: risk-free interest rates of 1.3%; dividend yields of 0.0%; expected volatility of 45%; and expected life of 4.1 years.

For the fair value of the original award before amendment: risk-free interest rates of 0.3%; dividend yields of 0.0%; expected volatility of 45%; and expected life of 1.6 years.

All such options were fully vested and we recognized additional compensation expense associated with such options of $4.7 million during the year ended December 31, 2014, which has been included in the respective sections discussed above.

Time-based Restricted Stock Units (“RSUs”)

Time-based RSUs vest over periods ranging from six months to three years from the date of grant.

Time-based RSUs activity during 2014 was as follows:

	Number of Time-based RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2014	817	$20.15
Granted	3,067	17.45
Vested	446	20.06
Forfeited	88	18.49

Outstanding at December 31, 2014	3,350	$17.73	2.5	$58.2

The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the years ended December 31, 2013 and 2014 was $20.13 and $17.45, respectively. There were no such grants during the year ended December 31, 2012. The total intrinsic value of time-based RSUs vested during the years ended December 31, 2013 and 2014 was $2.5 million and $8.6 million, respectively. As of December 31, 2014, there was $52.0 million of total unrecognized compensation cost related to unvested time-based RSUs, which is expected to be recognized over a weighted average period of 2.5 years.

During the years ended December 31, 2013 and 2014, we recorded compensation expense associated with these time-based RSUs of $5.7 million and $13.0 million, respectively.

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

Performance-based RSUs activity during 2014 was as follows:

	Number of RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2014	550	$21.96
Granted	398	21.48
Forfeited	34	21.75

Outstanding at December 31, 2014	914	$21.76	1.6	$15.9

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the award based on an adjusted EBITDA target) and a Monte Carlo simulation model (to measure the award based on an RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the years ended December 31, 2013 and 2014 was $21.96 and $21.48, respectively. There were no performance-based RSU grants during the year ended December 31, 2012. As of December 31, 2014, there was $4.2 million of total unrecognized compensation cost related to unvested performance-based RSUs, which is expected to be recognized over a weighted average period of 2 years.

Achievement of the adjusted EBITDA target for awards granted in 2013 and 2014 is not currently considered probable, therefore, no compensation cost associated with these awards (based on the adjusted EBITDA condition) has been recognized during the years ended December 31, 2013 and 2014. We recorded compensation expense associated with the performance-based RSUs of $1.1 million and $2.4 million during the years ended December 31, 2013 and 2014, respectively.

Restricted Shares

There were no grants of restricted shares during the years ended December 31, 2012 and 2014. All restricted shares were vested as of December 31, 2013.

Prior to the IPO, due to certain repurchase provisions, certain restricted shares granted to employees (other than certain executives) were deemed not granted and accordingly, no compensation cost was recorded for vesting of these awards. However, in the event of voluntary termination by the employee and other defined circumstances, these awards could be repurchased by the Company. In connection with the IPO, the repurchase provisions that were included in the restricted share grant agreements held by other awardees contractually expired, and these awards were classified as equity awards and were recorded at the IPO common share offering price of $18.00 per share.

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

During the years ended December 31, 2012 and 2013, we recorded compensation expense associated with restricted shares of $4.8 million and $4.5 million, respectively.

Note 6 Fair Value Measurements

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see “Note 12—Long-Term Debt”). We did not have any transfers between Level 1 and Level 2 fair value measurements during the year ended December 31, 2014.

	As of December 31, 2013	Fair Value Measurements at December 31, 2013
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Description
Assets
Marketable securities (1)	$6,036	$6,036	$—

Total assets	$6,036	$6,036	$—

Liabilities
Undesignated interest rate swaps (2)	$48,819	$—	$48,819

Total liabilities	$48,819	$—	$48,819

	As of December 31, 2014	Fair Value Measurements at December 31, 2014
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Description
Assets
Marketable securities (1)	$5,950	$5,950	$—

Total assets	$5,950	$5,950	$—

Liabilities
Undesignated interest rate swaps (2)	$26,109	$—	$26,109

Total liabilities	$26,109	$—	$26,109

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.3 million at December 31, 2013 and $5.4 million at December 31, 2014. We sold marketable securities with a cost basis of $0.7 million during the year ended December 31, 2014 and recorded a gain on the sale of $0.5 million, which was included within other expense, net in our consolidated statement of operations.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Note 7 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, we provide postretirement medical benefits to certain current retirees and to certain active employees upon their retirement who meet the criteria under the medical plan for postretirement benefit eligibility.

In January 2015, we decided to amend the defined benefit retirement plan to cease the accrual of additional benefits for the remaining active participants effective March 31, 2015. This amendment will result in a curtailment.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the year ended December 31, 2014, we made cash contributions to the defined benefit retirement plan of $25.9 million. We anticipate that our contributions to the defined benefit retirement plan in 2015 will be approximately $21.7 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2015 will be approximately $4.8 million.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our consolidated statements of operations for the year ended December 31, 2014. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(63)	$(68)
Selling, general and administrative	(44)	(41)

Total	$(107)	$(109)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$7,302	$4,070
Selling, general and administrative	5,018	2,440

Total	$12,320	$6,510

Realized (gain) loss on investments included in:
Other expense, net	$123	$(390)

Total	$123	$(390)

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

	Year Ended December 31, 2013		Year Ended December 31, 2014
	Pension Benefits	Other Post- retirement Benefits	Pension Benefits	Other Post- retirement Benefits
Change in benefit obligation
Benefit obligation at beginning of period	$473,975	$107,704	$427,909	$95,315
Service cost	3,318	293	2,854	128
Interest cost	18,244	4,295	19,904	4,562
Employee contributions	—	443	—	356
Special termination benefits	—	—	48	—
Benefits paid	(21,294)	(3,853)	(24,842)	(3,741)
Plan amendments	—	797	—	—
Actuarial (gain) loss	(46,334)	(14,364)	65,245	19,466

Benefit obligation at end of period	$427,909	$95,315	$491,118	$116,086

Change in plan assets
Plan assets at beginning of period	$278,384	—	$322,176	—
Employer contributions	31,989	3,410	25,873	3,385
Employee contributions	—	443	—	356
Actual return on plan assets	33,097	—	16,318	—
Benefits paid	(21,294)	(3,853)	(24,842)	(3,741)

Plan assets at fair value at end of period	$322,176	—	$339,525	—

Accrued benefit costs and funded status of the plans	$(105,733)	$(95,315)	$(151,593)	$(116,086)

Accumulated benefit obligation	$418,710		$480,906

Weighted average assumptions used to determine accumulated benefit obligation and accrued benefit costs
Discount rate	4.83%	4.90%	4.01%	4.04%
Salary rate	3.25%	—	3.25%	—

Weighted average assumptions used to determine net periodic benefit costs
Discount rate	3.98%	4.04%	4.83%	4.90%
Expected rate of return on plan assets	7.80%	—	7.80%	—
Rate of compensation increase	3.25%	—	3.25%	—

Amounts in accumulated other comprehensive loss recognized in net periodic benefit cost
Actuarial loss, net of tax	$12,094	$226	$6,510	—
Prior service credits, net of tax	(107)	—	(109)	—

Total	$11,987	$226	$6,401	—

Amounts in accumulated other comprehensive loss not yet recognized in net periodic benefit cost
Actuarial loss, net of tax	$62,234	$923	$101,829	$13,221
Prior service credits, net of tax	(500)	—	(391)	—

Total	$61,734	$923	$101,438	$13,221

Amounts in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in the subsequent year
Actuarial loss	$(10,319)	—	$(18,018)	$(596)
Prior service credits	172	—	172	—

Total	$(10,147)	—	$(17,846)	$(596)

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

Interest rates used in these valuations are key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, which are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. In 2014, the Society of Actuaries (“SOA”) issued new mortality and mortality improvement tables that indicate raised life expectancies compared to previous mortality tables. Our December 31, 2014 valuation used mortality tables based on the 2014 SOA tables. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan. Our pension plan assets are managed in accordance with an investment policy adopted by the pension committee, as discussed below.

Plan Assets. The investment policy of the Plan includes target allocation percentages of approximately 47% for investments in equity securities (31% U.S. equities and 16% non-U.S. equities), 38% for investments in fixed income securities and 15% for investments in other securities, which is broken down further into 5% for investments in hedge fund of funds and 10% for investments in real estate fund of funds. Plan assets include investments in both U.S. and non-U.S. equity funds. Fixed income investments include a U.S. government securities fund, two short duration bond funds, a high yield bond fund and an emerging markets debt fund. The funds in which the plan’s assets are invested are institutionally managed and have diversified exposures into multiple asset classes implemented with over 65 investment managers. The guidelines and objectives of the funds are congruent with the Intelsat investment policy statement.

The target and actual asset allocation of our pension plan assets were as follows:

	As of December 31, 2013		As of December 31, 2014
	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Asset Category
Equity securities	47%	50%	47%	49%
Debt securities	38%	36%	38%	36%
Other securities	15%	14%	15%	15%

Total	100%	100%	100%	100%

The fair values of our pension plan assets by asset category are as follows (in thousands):

	Fair Value Measurements at December 31, 2013	Fair Value Measurements at December 31, 2014
Asset Category
Equity Securities
U.S. Large-Cap (1)	$83,116	$89,593
U.S. Small/Mid-Cap (2)	24,857	25,133
World Equity Ex-US (3)	53,367	52,432
Fixed Income Securities
Short Duration Bonds (4)	61,388	63,544
High Yield Bonds (5)	14,282	14,133
Emerging Market Fixed income (Non-US) (6)	9,633	10,041
Core Fixed Income (7)	29,844	32,502
Other Securities
Hedge Funds (8)	29,766	17,719
Core Property Fund (9)	15,747	34,236
Money Market Funds	—	14
Income earned but not yet received	176	178

Total	$322,176	$339,525

(1)	US large cap equity fund invests primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.
(2)	US small/mid cap equity fund invests primarily in a portfolio of common stocks included in the Russell 2500 Index.
(3)	World equity ex-US fund invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.
(4)	Short duration bond fund includes the Ultra Short Duration Bond fund and Opportunistic Income fund. The Ultra Short Duration Bond invests at least 80% of its net assets in investment grade U.S. dollar denominated debt instruments. While the funds may invest in securities with any maturity or duration, the funds will maintain a portfolio duration range of 18 months or less under normal market conditions. The Opportunistic Income fund invests primarily in a diversified portfolio of investment grade and non-investment grade fixed-income securities. There are no restrictions on the maturity of any individual securities or on the fund’s average portfolio maturity, although the average portfolio duration will typically vary between 0-24 months.
(5)	High yield bond fund seeks to maximize return by investing primarily in a diversified portfolio of higher yielding, lower rated fixed income securities. The fund will invest primarily in securities rated below investment grade, including corporate bonds, convertible and preferred securities and zero coupon obligations.
(6)	Emerging markets debt fund seeks to maximize return investing in fixed income securities of emerging markets issuers. The fund will invest primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging market countries, as well as entities organized to restructure the outstanding debt of such issuers.
(7)	Core fixed income fund invests in fixed-income funds which seek to provide current income consistent with the preservation of capital.
(8)	Hedge fund seeks to provide returns that are different from (less correlated with) investments in more traditional asset classes. The fund will pursue its investment objective by investing substantially all of its assets in various hedge funds.
(9)	Core property fund is a fund of funds that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets.

Our plan assets are measured at fair value. FASB ASC 820 prioritizes the inputs used in valuation techniques including Level 1, Level 2 and Level 3 (see Note 2 (d)—Significant Accounting Policies—Fair Value Measurements).

The majority of our plan assets are valued using measurement inputs which include unadjusted prices in active markets and we have therefore classified these assets within Level 1 of the fair value hierarchy. Our other securities include Hedge Funds and Core Property Funds, which are valued using quoted prices for similar assets and liabilities in active markets and inputs other than quoted market prices that are observable. We have determined the inputs used to value the Hedge Funds and Core Property Funds fall within Level 2 of the fair value hierarchy and therefore classified the Hedge Funds and Core Property Funds in Level 2 of the fair value hierarchy.

Net periodic pension benefit costs included the following components (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Service cost	$3,211	$3,318	$2,854
Interest cost	19,061	18,244	19,904
Expected return on plan assets	(20,562)	(21,263)	(24,130)
Amortization of unrecognized prior service credits	(172)	(172)	(172)
Amortization of unrecognized net loss	13,990	19,423	10,319
Special termination benefit recognized	—	—	48

Total benefit	$15,528	$19,550	$8,823

We had accrued benefit costs at December 31, 2013 and 2014 of $105.7 million and $151.6 million, respectively, related to the pension benefits, of which $0.6 million was recorded within other current liabilities for both periods and $105.1 million and $151.0 million was recorded in other long-term liabilities, respectively.

Net periodic other postretirement benefit costs included the following components (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Service cost	$354	$293	$128
Interest cost	4,959	4,295	4,562
Plan amendment	—	797	—
Amortization of unrecognized net loss	687	362	—

Total costs	$6,000	$5,747	$4,690

We had accrued benefit costs at December 31, 2013 and 2014 related to the other postretirement benefits of $95.3 million and $116.1 million, respectively, of which $4.4 million and $5.2 million was recorded in other current liabilities, respectively, and $90.9 million and $110.9 million was recorded in other long-term liabilities, respectively.

Depending upon our actual future health care claims, our actual costs may vary significantly from those projected above. As of December 31, 2013 and December 31, 2014, the assumed health care cost trend rate was 7.7% and 7.5%, respectively. This rate is assumed to decrease gradually to 4.5% by the year 2030 and to remain at that level of annual increase thereafter. Increasing the assumed health care cost trend rate by 1% each year would increase the other postretirement benefits obligation as of December 31, 2014 by $12.9 million. Decreasing this trend rate by 1% each year would reduce the other postretirement benefits obligation as of December 31, 2014 by $10.9 million. A 1% increase in the assumed health care cost trend rate would have increased the net periodic other postretirement benefits cost by $0.5 million and a 1% decrease would have decreased the cost by $0.4 million for 2014.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows (in thousands):

	Pension Benefits	Other Post-retirement Benefits
2015	$34,262	$4,824
2016	29,307	5,218
2017	30,114	5,614
2018	28,862	5,989
2019	28,814	6,322
2020 to 2024	151,788	35,502

Total	$303,147	$63,469

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. Effective on March 31, 2015, the two 401(k) plans will be merged into one plan and all U.S. employees will participate in one plan with a common level of employer contribution. We recognized compensation expense for these plans of $7.9 million, $5.4 million and $9.2 million for the years ended December 31, 2012, 2013 and 2014, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 8 Receivables

Receivables were comprised of the following (in thousands):

	As of December 31, 2013	As of December 31, 2014
Service charges:
Billed	$247,655	$245,022
Unbilled	8,260	7,493
Other	15,720	3,117
Allowance for doubtful accounts	(35,288)	(35,174)

Total	$236,347	$220,458

Unbilled service charges represent amounts earned and accrued as receivables from customers for services rendered prior to the end of the reporting period. Unbilled service charges are expected to be billed and collected within twelve months of the respective balance sheet date. Other receivables as of December 31, 2013 included a $12.2 million receivable from JSAT International, Inc. (“JSAT”), with which we have a joint venture (see Note 10(a)—Investments—Horizons Holdings). In September 2014, this receivable was fully paid.

Note 9 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2013	As of December 31, 2014
Satellites and launch vehicles	$8,628,596	9,154,751
Information systems and ground segment	559,250	582,115
Buildings and other	203,839	236,845

Total cost	9,391,685	9,973,711
Less: accumulated depreciation	(3,586,145)	(4,093,447)

Total	$5,805,540	$5,880,264

Satellites and other property and equipment, net as of December 31, 2013 and 2014 included construction-in-progress of $0.8 billion and $1.1 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $44.8 million and $70.9 million were capitalized during the years ended December 31, 2013 and 2014, respectively. Additionally, we recorded depreciation expense of $673.1 million, $654.3 million and $611.1 million during the years ended December 31, 2012, 2013 and 2014, respectively.

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

(b) Recent Satellite Launches

On October 16, 2014, we successfully launched our IS-30 satellite into orbit. This satellite establishes long-term capacity at the 95°W orbital location and is co-located with our Galaxy 3C satellite. IS-30 entered into service in the fourth quarter of 2014. It provides capacity for direct-to-home (“DTH”) television service in Latin America via Ku-band platforms, as well as additional capacity for media, government and network services customers via C-band platforms.

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

(c) Sale of U.S. Administrative Headquarters Building

On October 5, 2012, we completed the sale of our U.S. administrative headquarters office building in Washington, D.C. (the “U.S. Administrative Headquarters Property”), and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property to the purchaser for a price of $85.0 million in cash. The sale resulted in a pre-tax gain of $12.8 million included within other income, net in our consolidated statement of operations. On November 30, 2012, we entered into an agreement to lease approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a new building that was completed in June 2014 (the “New U.S. Administrative Headquarters”). The lease is for a term of 15 years. We began occupancy in the New U.S. Administrative Headquarters in the third quarter of 2014. In December 2013, we signed an Amendment to the lease increasing the total leased square footage to 212,572 square feet that will allow the relocation of our Intelsat General Corporation office to the same facility in the first quarter of 2015.

(d) Satellite Health

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

Significant Anomalies

On November 28, 2004, our Galaxy 27 satellite experienced a sudden anomaly in its north electrical distribution system which resulted in the loss of control of the satellite and the interruption of customer services on the satellite. Galaxy 27 is a FS 1300 series satellite manufactured by Space Systems/Loral, LLC (“SSL”). Our engineers were able to regain command and control of Galaxy 27, and it was placed back in service, with reduced payload capacity, following operational testing. We determined that the north electrical distribution system on Galaxy 27 and the communications capacity associated with it were not operational, and the satellite lost redundancy in nearly all of its components. As of December 31, 2014, Galaxy 27 is kept in inclined orbit.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2014 we operated one other satellite in the LM 7000 series, IS-805, which remains in a primary orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellite, the risk of any individual satellite having a similar anomaly is low.

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

On June 29, 2008, our Galaxy 26 satellite experienced a sudden and unexpected electrical distribution anomaly causing the loss of a substantial portion of the satellite power generating capability and resulting in the interruption of some of the customer services on the satellite. Galaxy 26 is also a FS 1300 series satellite. Certain transponders continued to operate normally. However, the anomaly resulted in a reduction to the estimated remaining useful life of the satellite. In June 2014, Galaxy 26 was decommissioned.

With respect to both the Galaxy 27 and Galaxy 26 anomalies, the failure review boards that we established with SSL identified the likely root cause of the anomalies as a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. The design flaw also exists on IS-8. This satellite has been in service since November 1998 and has not experienced an electrical system anomaly. Along with the manufacturer, we continually monitor this problem. Traffic on IS-8 was transferred to IS-19 in 2012, and IS-8 has been relocated to 169°E, where it provides normal service.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we began diagnostic testing and uploading of software updates that protect against future anomalies of this type. In February 2011, Galaxy 15 initiated a drift to 133°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A Failure Review Board established to determine the cause of the anomaly, completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The Failure Review Board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012 and entered into service in November 2012.

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

During launch operations of IS-19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate

100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by SSL and Sea Launch to investigate the solar array deployment anomaly. The IOB concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly. We received $84.8 million of insurance proceeds related to the claim in 2013. As planned, IS-19 followed IS-8 at 166°E, in August 2012.

In accordance with our policy and the guidance provided for under FASB ASC 360, we review our long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The recoverability of an asset or asset group held and used is measured by a comparison of the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. When a satellite experiences an anomaly or other health related issues, we believe the lowest level of identifiable cash flows exists at the individual satellite level. Further, in 2011 and 2012, we performed impairment reviews of our IS-28 and IS-19 satellites and determined that there was no impairment of the carrying amount of the assets due to the expected cash flows to be generated by the operational payloads over the satellites’ expected useful lives.

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

As of December 31, 2014, we operated one BSS 601 satellite, IS-26. This satellite was identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

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

As of December 31, 2014, we operated four BSS 601 HP satellites, IS-5 and IS-9, both now in inclined-orbit, and IS-10 and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 continues to have both XIPS available as its primary propulsion system. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacements by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

BSS 702 HP Solar Arrays. All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 HP satellites have experienced greater than anticipated degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

As of December 31, 2014, we operated three BSS 702 HP satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the first quarter of 2019 and IS-1R’s estimated end of service life is in the second quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and is planned to be replaced by IS-34 in 2015. IS-1R was redeployed following its replacement by IS-14. The third BSS 702 HP satellite that we operated as of December 31, 2014, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

Note 10 Investments

We have an ownership interest in one entity that met the criteria of a VIE, Horizons Satellite Holdings, LLC (“Horizons Holdings”). On December 29, 2014, we acquired the remaining ownership interests in the WP Com, S. de R.L. de C.V. (“WP Com”) joint venture discussed further below. Horizons Holdings is discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

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

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets and liabilities of Horizons Holdings were $101.7 million and $24.6 million as of December 31, 2013, respectively, and $67.5 million and $0.1 million as of December 31, 2014, respectively.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in early 2012. This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. In connection with the guarantee, we paid a total of $9.6 million, net of fees and commissions through 2014. The remaining amount we expect to pay over the period of the guarantee is $5.0 million, which is included within accounts payable and accrued liabilities on our consolidated balance sheet at December 31, 2014. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $7.1 million and $5.7 million as of December 31, 2013 and December 31, 2014, respectively.

In connection with the Horizons Holdings investment in Horizons-2, we entered into a capital contribution and subscription agreement with JSAT in August 2005, which required both us and JSAT to fund 50% of the amount due from Horizons Holdings under the Horizons 2 Loan Agreement. In September 30, 2014, the Horizons 2 Loan Agreement was fully repaid.

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

(c) WP Com

We had a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com, S. de R.L. de C.V. We owned 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owned the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which was owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico and Ecuador.

We had determined that this joint venture met the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We concluded that we were the primary beneficiary because we influenced the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. We therefore consolidated WP Com within our financial statements, net of eliminating entries, and accounted for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest in accordance with FASB ASC 810.

On December 29, 2014, we acquired the remaining ownership interests in WP Com. As a result of the transaction, we eliminated the noncontrolling interest of $2.2 million in accordance with FASB ASC 810.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2013	$(1,357,760)	$45,670	$(1,312,090)
Net income (loss)	(255,680)	3,687	(251,993)
Dividends paid to noncontrolling interests	—	(8,671)	(8,671)
Initial public offering, net of costs	542,796	—	542,796
Change in classification of certain equity awards	18,899	—	18,899
Share-based compensation	28,553	—	28,553
Declaration of preferred stock dividend	(10,196)	—	(10,196)
Postretirement/pension liability adjustment	57,283	—	57,283
Other comprehensive income	752	—	752

Balance at December 31, 2013	$(975,353)	$40,686	$(934,667)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2014	$(975,353)	$40,686	$(934,667)
Net income (loss)	232,532	3,974	236,506
Dividends paid to noncontrolling interests	—	(8,744)	(8,744)
Acquisition of remaining interests in WP Com	2,215	(2,215)	—
Share-based compensation	26,389	—	26,389
Declaration of preferred stock dividend	(9,917)	—	(9,917)
Postretirement/pension liability adjustment	(52,002)	—	(52,002)
Other comprehensive income	(132)	—	(132)

Balance at December 31, 2014	$(776,268)	$33,701	$(742,567)

Note 11 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2013	As of December 31, 2014
Goodwill	$6,780,827	$6,780,827
Orbital locations	2,387,700	2,387,700
Trade name	70,400	70,400

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

We determined the estimated fair value of our rights to operate at orbital locations using the build-up method to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the rights were expected to generate revenue, we assigned a value based upon independent source data for recent transactions of similar orbital locations, which are all considered Level 3 inputs within the fair value hierarchy under FASB ASC 820. We updated our analysis of our orbital locations in the fourth quarter of 2014, and concluded there is no impairment.

Trade name. We have implemented the relief from royalty method to determine the estimated fair value of the Intelsat trade name. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate utilized in the relief from royalty approach, we considered comparable license agreements, operating earnings benchmark rule of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors, which are all considered Level 3 inputs within the fair value hierarchy under FASB ASC 820. Based on our analysis, the fair value of the Intelsat trade name as of the year ended December 2014 was not impaired.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31, 2013			As of December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(575,045)	$168,715	$743,760	$(615,285)	$128,475
Customer relationships	534,030	(133,970)	400,060	534,030	(161,960)	372,070
Technology	2,700	(2,700)	—	—	—	—

Total	$1,280,490	$(711,715)	$568,775	$1,277,790	$(777,245)	$500,545

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $91.8 million, $82.3 million and $68.2 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Scheduled amortization charges for the intangible assets over the next five years are as follows (in thousands):

Year	Amount
2015	60,215
2016	48,491
2017	42,254
2018	38,481
2019	34,351

In accordance with FASB ASC 350, we are required to disclose on an interim and annual basis our policy related to the renewal or extension of the term of our intangible assets. Our policy is to expense all costs incurred to renew or extend the terms of our intangible assets. The renewal expenses for the years ended December 31, 2012, 2013 and 2014 were immaterial to our consolidated results of operations.

Note 12 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2013		As of December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$530,000	$500,000	$509,400
7.75% Senior Notes due June 2021	2,000,000	2,145,000	2,000,000	2,005,000
8.125% Senior Notes due June 2023	1,000,000	1,071,300	1,000,000	1,015,000

Total Intelsat Luxembourg obligations	3,500,000	3,746,300	3,500,000	3,529,400

Intelsat Jackson:
8.5% Senior Notes due November 2019	500,000	545,650	—	—
Unamortized discount on 8.5% Senior Notes	(2,864)	—	—	—
7.25% Senior Notes due October 2020	2,200,000	2,409,000	2,200,000	2,318,360
Unamortized premium on 7.25% Senior Notes	17,799	—	15,699	—
7.25% Senior Notes due April 2019	1,500,000	1,612,500	1,500,000	1,563,750
7.5% Senior Notes due April 2021	1,150,000	1,267,875	1,150,000	1,227,625
6.625% Senior Notes due December 2022	1,275,000	1,310,063	1,275,000	1,313,250
Unamortized premium on 6.625% Senior Notes	37,918	—	34,669	—
5.5% Senior Notes due August 2023	2,000,000	1,890,000	2,000,000	1,980,000
Senior Secured Credit Facilities due June 2019	3,095,000	3,103,666	3,095,000	3,075,811
Unamortized discount on Senior Credit Facilities	(9,857)	—	(8,226)	—
Jackson Revolver	—	—	49,000	49,000

Total Intelsat Jackson obligations	11,762,996	12,138,754	11,311,142	11,527,796

Horizons Holdings:
Loan Payable to JSAT	24,418	24,418	—	—

Total Horizons Holdings obligation	24,418	24,418	—	—

Total Intelsat S.A. long-term debt	15,287,414	$15,909,472	14,811,142	$15,057,196

Less:
Current portion of long-term debt	24,418		49,000

Total long-term debt, excluding current portion	$15,262,996		$14,762,142

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair value of the Horizons Holdings obligation at December 31, 2014, approximated its book value.

Required principal repayments of long-term debt over the next five years and thereafter as of December 31, 2014 are as follows (in thousands):

Year	Amount
2015	$49,000
2016	—
2017	—
2018	500,000
2019	4,595,000
2020 and thereafter	9,625,000

Total principal repayments	14,769,000
Unamortized discounts and premium	42,142

Total Intelsat S.A. long-term debt	$14,811,142

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all of the outstanding $500.0 million aggregate principal amount of its 8 1⁄2% Senior Notes due 2019. In connection with the redemption these notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million, consisting of a write-off of unamortized debt issuance cost in the fourth quarter of 2013.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6 3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7 3⁄4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1⁄8% Senior Notes due 2023 (the “2023 Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1⁄2 / 12 1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of its 11 1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

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

2013 Intelsat Investments Notes Redemption

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6 1⁄2% Senior Notes due 2013 (the “Intelsat Investments Notes”) using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, we terminated agreements with certain financial institutions that provided unsecured term loan commitments to refinance the Intelsat Investments Notes in the event that they were not otherwise refinanced or retired on or prior to maturity. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment of the New Senior Unsecured Credit Facility, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6 5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014. The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt prepaid and redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Description of Indebtedness

(a) Intelsat Luxembourg

6 3⁄4% Senior Notes due 2018

Intelsat Luxembourg had $500 million in aggregate principal amount of the 2018 Luxembourg Notes outstanding at December 31, 2014. The 2018 Luxembourg Notes bear interest at 6 3⁄4% annually and mature in June 2018. The 2018 Luxembourg Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A. and Intelsat Investments S.A. (the “Parent Guarantors”).

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

7 3⁄4% Senior Notes due 2021

Intelsat Luxembourg had $2.0 billion in aggregate principal amount of the 2021 Luxembourg Notes outstanding at December 31, 2014. The 2021 Luxembourg Notes bear interest at 7  3⁄4% annually and mature in June 2021. The 2021 Luxembourg Notes are guaranteed by the Parent Guarantors.

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

8 1/8% Senior Notes due 2023

Intelsat Luxembourg had $1.0 billion in aggregate principal amount of the 2023 Luxembourg Notes outstanding at December 31, 2014. The 2023 Luxembourg Notes bear interest at 8 1/8% annually and mature in June 2023. The 2023 Luxembourg Notes are guaranteed by the Parent Guarantors.

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

(b) Intelsat Jackson

7 1/4% Senior Notes due 2020

Intelsat Jackson had $2.2 billion in aggregate principal amount of 2020 Jackson Notes outstanding at December 31, 2014. The 2020 Jackson Notes bear interest at 7 1/4% annually and mature in October 2020. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

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

7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021

Intelsat Jackson had $1.5 billion in aggregate principal amount of its 7 1⁄4% Senior Notes due 2019 (the “7 1⁄4% 2019 Jackson Notes”) and $1.15 billion aggregate principal amount of its 7 1⁄2% Senior Notes due 2021 (the “2021 Jackson Notes” and, together with the 7 1⁄4% 2019 Jackson Notes, the “New Jackson Notes”) outstanding at December 31, 2014. The New Jackson Notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the New Jackson Notes semi-annually on April 1 and October 1. Intelsat Jackson may redeem the 7 1⁄4% 2019 Jackson Notes and the 2021 Jackson Notes, in whole or in part, prior to April 1, 2015 and April 1, 2016, respectively, at a price equal to 100% of the principal amount plus the applicable premium described in the respective notes.

The New Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

6 5⁄8% Senior Notes due 2022

Intelsat Jackson had $1.3 billion in aggregate principal amount of the 2022 Intelsat Jackson Notes outstanding at December 31, 2014. The 2022 Intelsat Jackson Notes bear interest at 6 5⁄8% annually and mature in December 2022. These notes are guaranteed by the Parent Guarantors and Intelsat Luxembourg.

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

5 1⁄2% Senior Notes due 2023

Intelsat Jackson had $2.0 billion in aggregate principal amount of the 2023 Jackson Notes outstanding at December 31, 2014. The 2023 Jackson Notes bear interest at 5 1⁄2% annually and mature in August 2023. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

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

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2014, Intelsat Jackson had $438.9 million (net of standby letters of credit) of availability remaining thereunder.

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

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.55 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.73 to 1.00 as of December 31, 2014.

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

As of December 31, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion which mature in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of December 15, 2014, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.24%. From September 16, 2014 to December 15, 2014, the rate we paid averaged 1.97% and the rate we received averaged 0.23%.

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

All of our interest rate swaps were undesignated as of December 31, 2014. The swaps are marked-to-market quarterly with any change in fair value included in interest expense, net in our consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, as of December 31, 2014, we recorded a non-cash credit valuation adjustment of approximately $0.5 million as a reduction to our liability.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013	December 31, 2014
Undesignated interest rate swaps	Other current liabilities	$1,241	$1,321
Undesignated interest rate swaps	Other long-term liabilities	47,578	24,788

Total derivatives		$48,819	$26,109

The following table sets forth the effect of the derivative instruments, included in interest expense, net in our consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Undesignated interest rate swaps	Included in interest expense, net	$39,935	$8,064	$5,649

Note 14 Income Taxes

The following table summarizes our total income (loss) before income taxes (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Domestic income (loss) before income taxes	$(627,617)	$(356,019)	$199,682
Foreign income before income taxes	458,488	73,189	59,795

Total income (loss) before income taxes	$(169,129)	$(282,830)	$259,477

The composition of our income (loss) between domestic and foreign sources changed in 2014 principally due to our IPO and the debt refinancing transactions in 2013, as well as a 2013 internal subsidiary reorganization.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Current income tax provision:
Domestic	$1,019	$856	$2,306
Foreign	41,239	33,654	33,311

Total	42,258	34,510	35,617

Deferred income tax benefit:
Foreign	(61,889)	(65,347)	(12,646)

Total	(61,889)	(65,347)	(12,646)

Total income tax provision (benefit):	$(19,631)	$(30,837)	$22,971

The income tax provision (benefit) was different from the amount computed using the Luxembourg statutory income tax rate of 29.22% for the reasons set forth in the following table (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Expected tax provision (benefit) at Luxembourg statutory income tax rate	$(48,709)	$(82,643)	$75,819
Foreign income tax differential	33,118	35,511	40,099
Nontaxable interest income	(136,478)	(93,154)	(53,361)
U.S. extraterritorial income exclusion tax benefit	(37,597)	—	—
Changes in unrecognized tax benefits	1,756	(3,997)	1,229
Changes in valuation allowance	174,038	171,433	(24,147)
Tax effect of 2011 Intercompany Sale	(6,416)	(6,865)	(6,740)
Foreign Tax Credits	—	(44,137)	(2,147)
Research and Development Tax Credits	—	(5,890)	(5,564)
Other	657	(1,095)	(2,217)

Total income tax provision (benefit)	$(19,631)	$(30,837)	$22,971

The majority of our operations are subject to tax in Luxembourg, the United States, the United Kingdom and Brazil. Our Luxembourg companies that file tax returns as a consolidated group generated a loss for the year ended December 31, 2014. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses in Luxembourg as of December 31, 2013 and 2014. The difference between tax expense (benefit) reported in the consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

Our Luxembourg net operating loss includes the effect of Luxembourg GAAP to US GAAP differences, primarily related to fair value adjustments attributable to the migration of certain holding companies and subsidiaries’ jurisdiction of organization from Bermuda to Luxembourg on December 15, 2009 and the result of a series of internal transactions and related steps completed on January 12, 2011, that reorganized the ownership of our assets among our subsidiaries and effectively combined the legacy business of Intelsat Subsidiary Holding Company S.A. and Intelsat Corporation.

The following table details the composition of the net deferred tax balances as of December 31, 2013 and 2014 (in thousands):

	As of December 31, 2013	As of December 31, 2014
Current deferred taxes, net	$44,475	$76,315
Long-term deferred taxes, net	(202,638)	(211,680)
Other assets	9,246	9,157

Net deferred taxes	$(148,917)	$(126,208)

The components of the net deferred tax liability were as follows (in thousands):

	As of December 31, 2013	As of December 31, 2014
Deferred tax assets:
Accruals and advances	$23,959	$27,586
Amortizable intangible assets	188,800	74,062
Performance incentives	26,146	22,308
Customer deposits	51,318	55,573
Bad debt reserve	3,436	3,081
Accrued retirement benefits	67,337	92,320
Interest rate swap	568	295
Satellites and other property and equipment	44,487	11,348
Disallowed interest expense carryforward	95,427	108,446
Net operating loss carryforward	1,265,624	1,343,444
Tax credits	73,916	58,643
Other	15,675	15,576

Total deferred tax assets	1,856,693	1,812,682

Deferred tax liabilities:
Satellites and other property and equipment	(49,077)	(32,811)
Amortizable intangible assets	(44,297)	(58,789)
Non-amortizable intangible assets	(254,384)	(223,878)
Tax basis differences in investments and affiliates	(187,283)	(219,049)
Other	(5,863)	(7,126)

Total deferred tax liabilities	(540,904)	(541,653)

Valuation allowance	(1,464,706)	(1,397,237)

Total net deferred tax liabilities	$(148,917)	$(126,208)

As of December 31, 2013 and 2014, our consolidated balance sheets included a deferred tax asset in the amount of $1.3 billion and $1.3 billion, respectively, attributable to the future benefit from the utilization of certain net operating loss carryforwards and $73.9 million and $67.9 million of deferred tax assets, respectively, attributable to the future benefit from the utilization of tax credit carryforwards. As of December 31, 2014, we had tax-effected U.S. federal, state and other foreign tax net operating loss carryforwards of $61.6 million expiring, for the most part, between 2019 and 2034 and tax effected Luxembourg net operating loss carryforwards of $1.3 billion without expiration. These Luxembourg net operating loss carryforwards were caused primarily by our interest expense, satellite depreciation and the amortization of goodwill and other intangible assets. Our alternative minimum tax credit carryforward of $21.0 million may be carried forward indefinitely, and the $4.4 million research and development credit may be carried forward to years between 2030 and 2034.

Our valuation allowance as of December 31, 2013 and 2014 was $1.5 billion and $1.4 billion, respectively. Almost all of the valuation allowance relates to Luxembourg net operating loss carryforwards and deferred tax assets created by differences between US GAAP and Luxembourg tax basis. Certain operations of our subsidiaries are controlled by various intercompany agreements which provide these subsidiaries with predictable operating profits. Other subsidiaries, principally Luxembourg subsidiaries, are subject to the risks of our overall business conditions which make their earnings less predictable.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	2013	2014
Balance at January 1	$67,015	$65,111
Increases related to current year tax positions	3,477	2,366
Increases related to prior year tax positions	3,107	2,629
Decreases related to prior year tax positions	(6,443)	—
Expiration of statute of limitations for the assessment of taxes	(2,045)	(2,971)

Balance at December 31	$65,111	$67,135

As of December 31, 2013 and December 31, 2014 our gross unrecognized tax benefits were $65.1 million and $67.1 million, respectively (including interest and penalties), of which $44.4 million and $45.6 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2013 and 2014, we had recorded reserves for interest and penalties of $14.7 million and $17.3 million, respectively. We recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2013, the change in the balance of unrecognized tax benefits consisted of an increase of $2.6 million related to prior period tax positions, an increase of $2.3 million related to current tax positions, and decrease of $2.9 million due to the expiration of statute of limitations for the assessment of taxes.

We operate in various tax jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., U.K. and Brazilian companies are subject to federal, state and local income tax examination for periods after December 31, 2003.

We believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows within the next twelve months.

On March 7, 2013, Intelsat USA Sales Corporation (since January 2011, Intelsat USA Sales LLC, a disregarded subsidiary of Intelsat Corp) was notified by the U. S. Internal Revenue Service of its intent to initiate an audit for the tax year ending on December 31, 2010. Intelsat USA Sales LLC wholly owns Intelsat General Corporation, which provides services to U.S. government and other select military organizations and their contractors, as well as other commercial customers. On March 5, 2014, Intelsat USA Sales LLC received a letter from the U.S. Internal Revenue Service effectively closing the audit of this federal income tax return for 2010 with no adjustment. Certain previously unrecognized tax benefits were recognized as a result of the conclusion of this audit.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General Corporation, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of Tax and Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. At this point in time, it is too early to assess the probability of any adjustments resulting from these audits.

Tax Contingency

Prior to August 20, 2004, Intelsat Corp joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat Corporation recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of both December 31, 2013 and 2014, we had a tax indemnification receivable of $1.5 million.

Note 15 Contractual Commitments

In the further development and operation of our commercial global communications satellite system, significant additional expenditures are anticipated. In connection with these and other expenditures, we have a significant amount of long-term debt, as described in “Note 12—Long-Term Debt.” In addition to these debt and related interest obligations, we have expenditures represented by other contractual commitments. The additional expenditures as of December 31, 2014 and the expected year of payment are as follows (in thousands):

	Satellite Construction and Launch Obligations	Satellite Performance Incentive Obligations	Operating Leases	Sublease Rental Income	Customer and Vendor Contracts	Total
2015	$539,966	$36,552	$13,230	$(496)	$117,684	$706,936
2016	443,027	29,904	14,421	(436)	$30,381	517,297
2017	387,680	28,263	13,278	(150)	$28,377	457,448
2018	257,489	24,073	12,901	(156)	$32,504	326,811
2019	90,833	22,076	12,824	(158)	$31,262	156,837
2020 and thereafter	210,878	136,938	131,694	(694)	$13,355	492,171

Total contractual commitments	$1,929,873	$277,806	$198,348	$(2,090)	$253,563	$2,657,500

(a) Satellite Construction and Launch Obligations

As of December 31, 2014, we had approximately $1.9 billion of expenditures remaining under our existing satellite construction and launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2014, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

The satellite construction contracts typically require that we make progress payments during the period of the satellites’ construction. The satellite construction contracts contain provisions that allow us to terminate the contracts with or without cause. If terminated without cause, we would forfeit the progress payments and be subject to termination payments that escalate with the passage of time. If terminated for cause, we would be entitled to recover any payments we made under the contracts and certain liquidated damages as specified in the contracts.

(b) Satellite Performance Incentive Obligations

Satellite construction contracts also typically require that we make orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2014, we had $277.8 million of satellite performance incentive obligations, including future interest payments.

(c) Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities, including our New U.S. Administrative Headquarters in McLean, Virginia. As of December 31, 2014, the total obligation related to operating leases, net of sublease income on leased facilities and rental income, was $196.3 million. Rental income and sublease income are included in other expense, net in the accompanying consolidated statements of operations.

Total rent expense for the years ended December 31, 2012, 2013 and 2014, was $7.0 million, $13.1 million and $13.0 million, respectively.

(d) Customer and Vendor Contracts

We have contracts with certain customers that require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2014, we had commitments under these customer and vendor contracts which totaled approximately $253.6 million related to the provision of equipment, services and other support.

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

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
North America	46%	45%	45%
Europe	16%	16%	17%
Latin America and Caribbean	15%	16%	16%
Africa and Middle East	16%	15%	14%
Asia Pacific	7%	8%	8%

Approximately 4% of our revenue was derived from our largest customer during each of the years ended December 31, 2012, 2013 and 2014. The ten largest customers accounted for approximately 25%, 25% and 26% of our revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Year Ended December 31, 2012		Year Ended December 31, 2013		Year Ended December 31, 2014
On-Network Revenues
Transponder services	$1,950,230	75%	$1,988,771	76%	$1,895,194	77%
Managed services	276,024	11%	298,623	11%	297,296	12%
Channel	91,805	4%	72,123	3%	58,669	2%

Total on-network revenues	2,318,059	89%	2,359,517	91%	2,251,159	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	234,143	9%	194,601	7%	172,624	7%
Satellite-related services	57,950	2%	49,505	2%	48,603	2%

Total off-network and other revenues	292,093	11%	244,106	9%	221,227	9%

Total	$2,610,152	100%	$2,603,623	100%	$2,472,386	100%

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

(b) Monitoring Fee Agreement

Intelsat Luxembourg, our wholly-owned subsidiary, and affiliates of the Company’s primary shareholders had a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg.

In connection with the IPO in April 2013, the 2008 MFA was terminated and we paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. The $39.1 million payment, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon consummation of the IPO, and are included within selling, general and administrative expenses in our consolidated statement of operations. We recorded expense for services associated with the 2008 MFA of $25.1 million for the year ended December 31, 2012 and we recorded expense for services associated with, and including the termination of, the 2008 MFA of $64.2 million for the year ended December 31, 2013.

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

(f) WP Com

We had a 49% ownership interest in WP Com as a result of a joint venture with Corporativo. On December 29, 2014, we acquired the remaining interests in WP Com (see Note 10(c)—Investments—WP Com).

Note 19 Quarterly Results of Operations (in thousands, unaudited)

	Quarter Ended
2013	March 31	June 30	September 30	December 31
Revenue	$655,127	$653,803	$651,844	$642,848
Income from operations	311,914	251,181	315,948	333,394
Net income (loss)	(6,916)	(407,266)	88,574	73,615
Net income (loss) attributable to Intelsat S.A.	(7,804)	(408,305)	87,798	72,631
Net income (loss) attributable to common shareholders	(7,804)	(418,501)	87,798	72,631
Net income (loss) per share attributable to Intelsat S.A.:
Basic	$(0.09)	$(4.19)	$0.83	$0.69
Diluted	(0.09)	(4.19)	0.75	0.62

	Quarter Ended
2014	March 31	June 30	September 30	December 31
Revenue	$628,890	$615,749	$608,625	$619,122
Income from operations	328,700	315,060	310,811	292,707
Net income	82,896	67,771	68,620	17,220
Net income attributable to Intelsat S.A.	81,946	66,768	67,624	16,194
Net income attributable to common shareholders	81,946	56,851	67,624	16,194
Net income per share attributable to Intelsat S.A.:
Basic	$0.77	$0.53	$0.63	$0.15
Diluted	0.70	0.53	0.58	0.14

Our quarterly revenue and operating income are generally not impacted by seasonality as customer contracts for satellite utilization are generally long-term.

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

The quarter ended March 31, 2014 included a $14.0 million decline in revenue compared to the quarter ended December 31, 2013 as well as a decrease in direct costs of sales, an increase in litigation-related expenses and a decrease in bad debt expenses. The quarters ended June 30, 2014 and September 30, 2014 had continued declines in revenues. The quarter ended December 31, 2014 included a $40.4 million loss on early extinguishment of debt related to the redemption of debt in connection with the 2014 Intelsat Jackson Notes Redemption and $5.0 million payment for development costs.

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

We had other comprehensive loss of $6.9 million, other comprehensive income of $58.0 million and other comprehensive loss of $52.1 million for the years ended December 31, 2012, 2013and 2014, respectively. Other comprehensive income (loss) is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$6,229	$1,068	$63,633	$63,144	$52,217	$(63,144)	$123,147
Receivables, net of allowance	12	—	167,621	167,569	52,825	(167,569)	220,458
Deferred income taxes	—	—	74,466	74,466	1,849	(74,466)	76,315
Prepaid expenses and other current assets	940	—	27,938	27,880	9,334	(30,147)	35,945
Intercompany receivables	—	134,093	356,680	285,453	—	(776,226)	—

Total current assets	7,181	135,161	690,338	618,512	116,225	(1,111,552)	455,865
Satellites and other property and equipment, net	—	—	5,761,839	5,761,839	118,425	(5,761,839)	5,880,264
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	500,545	500,545	—	(500,545)	500,545
Investment in affiliates	(270,172)	3,084,655	141,594	141,594	—	(3,097,671)	—
Other assets	88	37,245	346,521	240,844	9,900	(240,844)	393,754

Total assets	$(262,903)	$3,257,061	$16,679,764	$16,502,261	$244,550	$(19,951,378)	$16,469,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,818	$—	$154,445	$154,124	$24,585	$(156,390)	$205,582
Accrued interest payable	—	22,500	138,971	1,803	24	(1,803)	161,495
Current portion of long-term debt	—	—	49,000	—	—	—	49,000
Deferred satellite performance incentives	—	—	19,793	19,793	1,164	(19,793)	20,957
Other current liabilities	—	—	183,677	182,356	6,353	(182,356)	190,030
Intercompany payables	450,846	—	—	—	39,928	(490,774)	—

Total current liabilities	479,664	22,500	545,886	358,076	72,055	(851,116)	627,064
Long-term debt, net of current portion	—	3,500,000	11,262,142	—	—	—	14,762,142
Deferred satellite performance incentives, net of current portion	—	—	163,360	163,360	—	(163,360)	163,360
Deferred revenue, net of current portion	—	—	966,832	966,832	486	(966,832)	967,318
Deferred income taxes	—	—	201,212	201,212	10,468	(201,212)	211,680
Accrued retirement benefits	—	—	262,536	262,536	370	(262,536)	262,906
Other long-term liabilities	—	—	193,141	168,353	24,311	(168,353)	217,452
Shareholders’ equity (deficit):
Common shares	1,067	7,202	3,466,429	7,535,655	24	(11,009,310)	1,067
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(743,669)	(272,641)	(381,774)	6,846,237	136,837	(6,328,659)	(743,669)

Total liabilities and shareholders’ equity	$(262,903)	$3,257,061	$16,679,764	$16,502,261	$244,550	$(19,951,378)	$16,469,355

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

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$2,281,331	$2,281,348	$592,317	$(2,682,610)	$2,472,386

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	257,999	257,999	491,460	(659,110)	348,348
Selling, general and administrative	7,547	139	132,379	131,874	57,493	(132,025)	197,407
Depreciation and amortization	—	—	644,597	644,597	34,754	(644,597)	679,351

Total operating expenses	7,547	139	1,034,975	1,034,470	583,707	(1,435,732)	1,225,106

Income (loss) from operations	(7,547)	(139)	1,246,356	1,246,878	8,610	(1,246,878)	1,247,280
Interest expense, net	10,153	274,253	660,763	6,605	(382)	(6,605)	944,787
Loss on early extinguishment of debt	—	—	(40,423)	—	—	—	(40,423)
Subsidiary income	250,281	545,402	14,729	14,729	—	(825,141)	—
Other income (expense), net	2	—	2,864	2,770	(5,461)	(2,768)	(2,593)

Income before income taxes	232,583	271,010	562,763	1,257,772	3,531	(2,068,182)	259,477
Provision for income taxes	53	—	17,361	17,268	5,557	(17,268)	22,971

Net income (loss)	232,530	271,010	545,402	1,240,504	(2,026)	(2,050,914)	236,506
Net income attributable to noncontrolling interest	—	—	—	—	(3,974)	—	(3,974)

Net income (loss) attributable to Intelsat, S.A.	232,530	271,010	545,402	1,240,504	(6,000)	(2,050,914)	232,532

Cumulative preferred dividends	(9,917)	—	—	—	—	—	(9,917)

Net income (loss) attributable to common shareholders	$222,613	$271,010	$545,402	$1,240,504	$(6,000)	$(2,050,914)	$222,615

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$2,382,169	$2,382,201	$663,354	$(2,824,101)	$2,603,623

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	266,869	266,869	504,983	(662,952)	375,769
Selling, general and administrative	62,861	8,167	155,035	152,961	62,469	(153,026)	288,467
Depreciation and amortization	—	—	705,165	705,165	34,623	(708,386)	736,567
Gain on satellite insurance recoveries	—	—	(9,618)	(9,618)	—	9,618	(9,618)

Total operating expenses	62,861	8,167	1,117,451	1,115,377	602,075	(1,514,746)	1,391,185

Income (loss) from operations	(62,861)	(8,167)	1,264,718	1,266,824	61,279	(1,309,355)	1,212,438
Interest (income) expense, net	40,916	438,052	644,838	(10,042)	(1,545)	10,042	1,122,261
Loss on early extinguishment of debt	(24,185)	(341,351)	(2,553)	—	—	—	(368,089)
Subsidiary income (loss)	(85,180)	728,465	70,409	70,409	—	(784,103)	—
Other income (expense), net	(7)	—	577	42,772	(5,488)	(42,772)	(4,918)

Income (loss) before income taxes	(213,149)	(59,105)	688,313	1,390,047	57,336	(2,146,272)	(282,830)
Provision for (benefit from) income taxes	—	—	(40,152)	(38,819)	9,315	38,819	(30,837)

Net income (loss)	(213,149)	(59,105)	728,465	1,428,866	48,021	(2,185,091)	(251,993)
Net income attributable to noncontrolling interest	—	—	—	—	(3,687)	—	(3,687)

Net income (loss) attributable to Intelsat S.A.	(213,149)	(59,105)	728,465	1,428,866	44,334	(2,185,091)	(255,680)

Cumulative preferred dividends	(10,196)	—	—	—	—	—	(10,196)

Net income (loss) attributable to common shareholders	$(223,345)	$(59,105)	$728,465	$1,428,866	$44,334	$(2,185,091)	$(265,876)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$2,318,470	$2,318,479	$732,274	$(2,759,071)	$2,610,152

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	271,230	291,757	585,263	(732,350)	415,900
Selling, general and administrative	4,247	25,264	124,695	123,465	49,819	(123,465)	204,025
Depreciation and amortization	—	—	726,224	709,120	40,061	(710,502)	764,903

Total operating expenses	4,247	25,264	1,122,149	1,124,342	675,143	(1,566,317)	1,384,828

Income (loss) from operations	(4,247)	(25,264)	1,196,321	1,194,137	57,131	(1,192,754)	1,225,324
Interest (income) expense, net	67,377	610,771	619,650	(223,283)	12,985	223,283	1,310,783
Loss on early extinguishment of debt	—	—	(67,709)	—	(5,833)	—	(73,542)
Subsidiary income (loss)	(58,552)	587,519	25,510	25,510	—	(579,987)	—
Other income (expense), net	(13)	(1)	18,944	18,951	(6,724)	(41,285)	(10,128)

Income (loss) before income taxes	(130,189)	(48,517)	553,416	1,461,881	31,589	(2,037,309)	(169,129)
Provision for (benefit from) income taxes	—	—	(34,103)	(34,103)	14,475	34,100	(19,631)

Net income (loss)	(130,189)	(48,517)	587,519	1,495,984	17,114	(2,071,409)	(149,498)
Net income attributable to noncontrolling interest	—	—	—	—	(1,639)	—	(1,639)

Net income (loss) attributable to Intelsat S.A.	$(130,189)	$(48,517)	$587,519	$1,495,984	$15,475	$(2,071,409)	$(151,137)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(1,366)	$(270,171)	$1,253,342	$1,887,340	$64,363	$(1,887,338)	$1,046,170

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(639,603)	(639,603)	(5,821)	639,603	(645,424)
Repayment from (disbursements for) intercompany loans	9,214	—	3,873	3,873	—	(16,960)	—
Investment in subsidiaries	(3,790)	—	(194)	(194)	—	4,178	—
Dividend from affiliates	8,300	279,400	33,943	33,943	—	(355,586)	—
Other investing activities	—	—	174	174	—	(174)	174

Net cash provided by (used in)investing activities	13,724	279,400	(601,807)	(601,807)	(5,821)	271,061	(645,250)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(586,000)	—	(24,418)	—	(610,418)
Payment of premium on early extinguishment of debt	—	—	(21,250)	—	—	—	(21,250)
Proceeds from issuance of long-term debt	—	—	135,000	—	—	—	135,000
Proceeds from (repayment of) intercompany borrowing	(4,233)	—	(9,214)	—	360	13,087	—
Dividends paid to preferred shareholders	(9,919)	—	—	—	—	—	(9,919)
Capital contribution from parent		—	—	103,698	3,984	(107,682)	—
Dividends to shareholders	—	(8,300)	(279,400)	(1,473,781)	(33,943)	1,795,424	—
Principal payments on deferred satellite performance incentives	—	—	(18,705)	(18,705)	(1,069)	18,705	(19,774)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(8,744)	—	(8,744)
Other financing activities	4,231	—	(338)	(338)	—	338	3,893

Net cash provided by (used in) financing activities	(9,921)	(8,300)	(779,907)	(1,389,126)	(51,621)	1,719,872	(519,003)

Effect of exchange rate changes on cash and cash equivalents	—	—	(1,085)	(1,063)	(5,473)	1,061	(6,560)

Net change in cash and cash equivalents	2,437	929	(129,457)	(104,656)	1,448	104,656	(124,643)
Cash and cash equivalents, beginning of period	3,792	139	193,090	167,800	50,769	(167,800)	247,790

Cash and cash equivalents, end of period	$6,229	$1,068	$63,633	$63,144	$52,217	$(63,144)	$123,147

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(108,561)	$(622,489)	$1,406,174	$1,785,702	$41,767	$(1,785,701)	$716,892

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(591,762)	(591,762)	(9,030)	591,762	(600,792)
Proceeds from insurance settlements	—	—	487,930	487,930	—	(487,930)	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	(19,199)	—	19,199	(19,199)
Repayment from (disbursements for) intercompany loans	(23,644)	—	(2,223,001)	(593,753)	3,493	2,836,905	—
Investment in subsidiaries	(11,436)	(17,248)	(324)	(324)	—	29,332	—
Dividend from affiliates	20,181	524,812	9,811	9,811	—	(564,615)	—
Other investing activities	—	—	(2,000)	(2,000)	—	2,000	(2,000)

Net cash provided by (used in)investing activities	(14,899)	507,564	(2,338,545)	(709,297)	(5,537)	2,426,653	(134,061)

Cash flows from financing activities:
Repayments of long-term debt	(353,550)	(5,307,986)	(1,218,208)	—	(24,418)	—	(6,904,162)
Repayment of notes payable to former shareholders	(868)	—	—	—	—	—	(868)
Payment of premium on early extinguishment of debt	(9,395)	(301,762)	(67)	—	—	—	(311,224)
Proceeds from issuance of long-term debt	—	3,500,000	2,754,688	—	—	—	6,254,688
Proceeds from (repayment of) intercompany borrowing	(52,391)	2,289,335	20,151	(44,111)	(13,943)	(2,199,041)	—
Debt issuance costs	—	(44,433)	(40,412)	—	—	—	(84,845)
Proceeds from initial public offering	572,500	—	—	—	—	—	572,500
Stock issuance costs	(26,683)	—	—	—	—	—	(26,683)
Dividends paid to preferred shareholders	(5,235)	—	—	—	—	—	(5,235)
Capital contribution from parent		—	17,248	45,062	11,760	(74,070)	—
Dividends to shareholders	—	(20,181)	(524,812)	(1,024,160)	(9,811)	1,578,964	—
Principal payments on deferred satellite performance incentives	—	—	(16,509)	(16,509)	(993)	16,508	(17,503)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(8,671)	—	(8,671)
Other financing activities	2,800	—	471	471	—	(471)	3,271

Net cash provided by (used in) financing activities	127,178	114,973	992,550	(1,039,247)	(33,867)	(678,110)	(516,523)

Effect of exchange rate changes on cash and cash equivalents	(7)	—	(468)	(465)	(5,528)	465	(6,003)

Net change in cash and cash equivalents	3,711	48	59,711	36,693	(3,165)	(36,693)	60,305
Cash and cash equivalents, beginning of period	81	91	133,379	131,107	53,934	(131,107)	187,485

Cash and cash equivalents, end of period	$3,792	$139	$193,090	$167,800	$50,769	$(167,800)	$247,790

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(40,535)	$(626,653)	$1,320,065	$1,379,396	$168,433	$(1,379,396)	$821,310

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(857,311)	(857,311)	(8,705)	857,311	(866,016)
Proceeds from sale of building, net of fees	—	—	82,415	82,415	—	(82,415)	82,415
Repayment from (disbursements for) intercompany loans	—	—	10,435	(221,460)	—	211,025	—
Investment in subsidiaries	(5,549)	—	208	208	—	5,133	—
Dividend from affiliates	32,481	658,318	17,423	17,423	—	(725,645)	—

Net cash provided by (used in) investing activities	26,932	658,318	(746,830)	(978,725)	(8,705)	265,409	(783,601)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(2,364,508)	—	(110,303)	—	(2,474,811)
Repayment of notes payable to former shareholders	(1,683)	—	—	—	—	—	(1,683)
Proceeds from issuance of long-term debt	—	—	2,451,521	—	—	—	2451521
Proceeds from (repayment of) intercompany borrowing	12,845	—	—	— —	(23,280)	10,435	—
Debt issuance costs	—	—	(27,384)	—	—	—	(27,384)
Payment of premium on early extinguishment of debt	—	—	(65,920)	—	—	—	(65,920)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(8,838)	—	(8,838)
Principal payments on deferred satellite performance incentives	—	—	(14,833)	(14,833)	(1,136)	14,833	(15,969)
Principal payments on capital lease obligations	—	—	—	—	—	—	—
Capital contribution from parent	—	—	—	57,657	5,341	(62,998)	—
Dividends to shareholders	—	(32,481)	(658,318)	(549,712)	(17,423)	1,257,934	—
Repurchase of redeemable noncontrolling interest	—	—	—	—	(8,744)	—	(8,744)

Net cash provided by (used in) financing activities	11,162	(32,481)	(679,442)	(506,888)	(152,174)	1,220,204	(139,619)

Effect of exchange rate changes on cash and cash equivalents	(13)	(1)	(589)	(582)	(6,726)	582	(7,329)

Net change in cash and cash equivalents	(2,454)	(817)	(106,796)	(106,799)	828	106,799	(109,239)
Cash and cash equivalents, beginning of period	2,535	908	240,175	237,906	53,106	(237,906)	296,724

Cash and cash equivalents, end of period	$81	$91	$133,379	$131,107	$53,934	$(131,107)	$187,485

(Certain totals may not add due to the effects of rounding)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
Year ended December 31, 2012:
Allowance for doubtful accounts	$20,830	$8,911	$(6,158)	$23,583

Year ended December 31, 2013:
Allowance for doubtful accounts	$23,583	$29,599	$(17,894)	$35,288

Year ended December 31, 2014:
Allowance for doubtful accounts	$35,288	$2,306	$(2,420)	$35,174