Form 20-F
period 2015-12-31
Intelsat S.A.
filed 2016-03-08
CIK 1525773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

107,631,194 common shares, nominal value $0.01 per share	3,450,000 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value $0.01 per share

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

When used in this Annual Report, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that the growing worldwide demand for reliable bandwidth, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that our next generation Intelsat EpicNG satellites will in the future provide inventory to offset the relatively lower level of business activity expected in our network services sector in the near to mid-term; our expectation that over time new demand for capacity to support the new ultra-high definition could compensate for reductions in demand related to use of new compression technologies in our media business; our belief that building infrastructure, introducing services and investing in related technology will allow us to address sectors that are much larger, and growing much faster, than the sectors we support today; our belief that our efficient operating structure and our strategies will position us to continue to deliver high operating margins; our belief that as we place into service our next generation capacity starting in 2016, we will have increased opportunity to generate organic revenue growth; our expectation that we will not replace our existing fleet of approximately 50 satellites on a one-for-one basis; our expectation that our cost per bit delivered will decrease significantly with our Intelsat EpicNG satellites, the number of station-kept satellites we maintain in our fleet will decline over the course of a 15 year cycle, our capital expenditure efficiency will thereby be enhanced over time, our competitiveness with existing applications will improve, the value we can provide to customers will increase, and that these improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications; the expectation that our investing in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our expectation that our development partnership with Kymeta Inc. will result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis; our expectation that our investment in OneWeb will result in a low earth orbit platform that will complement our geostationary orbit satellite services; our expectations of pricing for our services in the future; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns by managing our capacity in a disciplined and efficient manner; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; the trends we believe will increase demand for satellite services and that we believe will allow us to capture new business opportunities in the future; our intent to consider select acquisitions of complementary businesses or technology; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risk of additional anomalies occurring on our satellites; our expectation that certain anomalies will not result in the acceleration of capital expenditures; our plans for satellite launches in the near term; our expected capital expenditures in 2016 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; and the impact on our financial position or results of operations of pending legal proceedings.

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

INDUSTRY AND MARKET DATA

This Annual Report includes information with respect to regional and sector share and industry conditions from third-party sources, public filings and based upon our estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from third-party sources, including 22nd Satellite Communications & Broadcasting Markets Survey, Forecasts to 2024, dated September 2015, by Euroconsult; Satellite Pay-TV: Key Economics and Prospects, dated December 2014, by Euroconsult; Global Satellite Capacity Supply and Demand Study, 12th Edition, dated July 2015, by NSR; Government and Military Satellite Communications, 12th Edition, dated September 2015, by NSR; Wireless Backhaul via Satellite, 9th Edition, dated April 2015, by NSR; Pyramid Research Fixed Communications Demand—Africa & Middle East, dated December 2015, Pyramid Research Fixed Communications Demand—Latin America, dated December 2015, and Contribution and Occasional Use TV Markets, 2nd Edition, dated December 2014, by NSR. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of customers contracted, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon public filings of other operators and comparisons provided by third-party sources, as outlined above.

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

In this Annual Report unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat” refer to Intelsat S.A., and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to our indirect subsidiary, Intelsat Holdings S.A., (3) the term “Intelsat Investments” refers to Intelsat Investments S.A., Intelsat Holding’s direct wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments S.A.’s direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat (Luxembourg) S.A.’s direct wholly-owned subsidiary, and (6) the term “IS-        ” refers to specific Intelsat-         satellites. We refer to Intelsat General Corporation, one of our subsidiaries, as “Intelsat General.” In this Annual Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only.

A.	Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, Item 5—Operating and Financial Review and Prospects and our audited consolidated financial statements and their notes included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015, and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from audited consolidated financial statements that are not included in this Annual Report.

		Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data
Revenue	$2,588,426	$2,610,152	$2,603,623	$2,472,386	$2,352,521
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	417,179	415,900	375,769	348,348	328,501
Selling, general and administrative	208,381	204,025	288,467	197,407	199,412
Impairment of goodwill and other intangibles	—	—	—	—	4,165,400
Depreciation and amortization	769,440	764,903	736,567	679,351	687,729
Gain on satellite insurance recoveries	—	—	(9,618)	—	—

Total operating expenses	1,395,000	1,384,828	1,391,185	1,225,106	5,381,042

Income (loss) from operations	1,193,426	1,225,324	1,212,438	1,247,280	(3,028,521)
Interest expense, net	1,335,198	1,310,783	1,122,261	944,787	890,279
Gain (Loss) on early extinguishment of debt	(326,183)	(73,542)	(368,089)	(40,423)	7,061
Earnings (loss) from previously unconsolidated affiliates	(24,658)	—	—	—	—
Other income (expense), net	1,955	(10,128)	(4,918)	(2,593)	(6,201)

Income (loss) before income taxes	(490,658)	(169,129)	(282,830)	259,477	(3,917,940)
Provision for (benefit from) income taxes	(55,393)	(19,631)	(30,837)	22,971	1,513

Net income (loss)	(435,265)	(149,498)	(251,993)	236,506	(3,919,453)
Net (income) loss attributable to noncontrolling interest	1,106	(1,639)	(3,687)	(3,974)	(3,934)

Net income (loss) attributable to Intelsat S.A.	(434,159)	(151,137)	(255,680)	232,532	(3,923,387)

Cumulative preferred dividends	—	—	(10,196)	(9,917)	(9,919)

Net income (loss) attributable to common shareholders	$(434,159)	$(151,137)	$(265,876)	$222,615	$(3,933,306)

Other Data
Capital expenditures	$844,688	$866,016	$600,792	$645,424	$724,362
Basic income (loss) per common share attributable to Intelsat S.A.	$(5.23)	$(1.82)	$(2.70)	$2.09	$(36.68)
Diluted income (loss) per common share attributable to Intelsat S.A.	$(5.23)	$(1.82)	$(2.70)	$1.99	$(36.68)
Basic weighted average shares outstanding (in millions)	83.0	83.0	98.5	106.5	107.2
Diluted weighted average shares outstanding (in millions)	83.0	83.0	98.5	116.6	107.2
Dividends declared per 5.75% series A mandatory convertible junior non-voting preferred shares	—	—	$2.96	$2.87	$2.88

Consolidated Cash Flow Data
Net cash provided by operating activities	$915,897	$821,310	$716,892	$1,046,170	$910,031
Net cash used in investing activities	(840,431)	(783,601)	(134,061)	(645,250)	(749,354)
Net cash used in financing activities	(478,659)	(139,619)	(516,523)	(519,003)	(102,986)

Consolidated Balance Sheet Data
Cash and cash equivalents, net of restricted cash	$296,724	$187,485	$247,790	$123,147	$171,541
Restricted cash	94,131	—	—	—	—
Satellites and other property and equipment, net	6,142,731	6,355,192	5,805,540	5,880,264	5,988,317
Total assets	17,148,849	17,067,705	16,408,217	16,326,434	12,253,590
Total debt	15,795,641	15,706,053	15,105,961	14,668,221	14,611,379
Shareholders’ deficit	(1,198,885)	(1,357,760)	(975,353)	(776,268)	(4,649,565)
Net assets	(1,147,959)	(1,312,090)	(934,667)	(742,567)	(4,620,353)
Number of common shares (in millions)	83.2	83.2	106.0	106.7	107.6
Number of 5.75% series A mandatory convertible junior non-voting preferred shares (in millions)	—	—	3.5	3.5	3.5

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We face significant competition in the fixed satellite services (“FSS”) sector in different regions around the world. We compete against other satellite operators and against suppliers of ground-based communications capacity. The increasing availability of satellite capacity and capacity from other forms of communications technology, has historically created an excess supply of telecommunications capacity in certain regions from time to time. We believe such an imbalance could again occur in certain regions, particularly as we and other operators begin to introduce next generation high-throughput satellite technology to our fleets. Additionally, there is emerging interest from new entrants to launch new constellations in different orbits that could potentially compete with portions of our business. Increased competition in the FSS sector could lower prices, which could reduce our operating margins and the cash available to fund our operations and service our debt obligations. In addition, there has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. Our direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we invest in similar technology.

We also believe that there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. Any significant improvement or increase in the amount of land-based capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point applications, may cause our video and network services customers to shift their transmissions to land-based capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other ground-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As land-based telecommunications services expand, demand for some satellite-based services may be reduced.

In addition, we face challenges to our business apart from these industry trends that our competition may not face. A portion of our revenue has historically been derived from channel services, and from other point-to-point services which comprise a portion of our transponder services. Because fiber optic cable capacity is generally available at lower prices than satellite capacity, competition from fiber optic cable has historically caused a migration of our point-to-point customers from satellite to fiber optic cable on certain routes, resulting in erosion in our revenue from point-to-point services over the last ten years. Some other FSS operators have service mixes that are less weighted towards point-to-point connectivity than our current service mix. We have been addressing this erosion and sustaining our business by expanding our customer base in point-to-multipoint services, such as video, and growing our presence in serving wireless communications providers and the mobility sector.

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

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet, generally for a short period of time following launch. As of December 31, 2015, four of the satellites in our fleet were covered by in-orbit insurance. Amounts recoverable from in-orbit insurance coverage may initially be comparable to amounts recoverable with respect to launch insurance coverage; however, such amounts generally decrease over time and are typically based on the declining book value of the satellite.

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

We also maintain third-party liability insurance on our satellites to cover damage caused by our satellites. As of December 31, 2015, certain satellites in our fleet were covered by third-party liability insurance. This insurance, however, may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

As of December 31, 2015, on a consolidated basis, we had approximately $14.7 billion principal amount of third-party indebtedness, approximately $3.1 billion of which was secured debt. Our subsidiaries were the issuers or borrowers of this debt as follows: (a) Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), had approximately $14.7 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.1 billion of which was secured debt, and (b) Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) had approximately $11.2 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.1 billion of which was secured debt. Intelsat Luxembourg debt and Intelsat Jackson debt are included in our consolidated debt.

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

Any of the factors listed above could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. Our interest expense could also increase when we refinance debt. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

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

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict customer demand. We have only a fixed amount of transponder capacity available to serve a particular region. If our customer demand exceeds our transponder capacity, we may not be able to fully capture the growth in demand in the region served by that capacity. We currently expect that our liquidity requirements in 2016 will be satisfied by cash on hand, cash generated from our operations, and borrowings under our revolving credit facility. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

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

Almost all of our customers pay for our services in U.S. dollars, although we are exposed to some risk related to customers who do not pay in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers, and in certain circumstances, cause us to renegotiate prices or other terms in contracts in order to retain such customers. For instance, our Russian customers and others may face difficulties paying for our services because of recent deterioration in the Russian currency and the relative strength of the U.S. dollar compared to many other currencies. In addition, our non-U.S. customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

Our Sponsors own a significant amount of our common shares and may have conflicts of interest with us in the future.

Our Sponsors (as defined below in Item 4A—History and Development of the Company—The Sponsors Acquisition Transactions) beneficially own in the aggregate approximately 71% of our common shares. By virtue of their share ownership, the Sponsors may be able to influence decisions to enter into any corporate transaction or other matter that requires the approval of shareholders. Additionally, the Sponsors are in the business of making investments in companies and, although they do not currently hold interests in any business that competes directly or indirectly with us, may from time to time acquire and hold interests in businesses that compete with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We have several large customers and the loss of, or default by, these customers could materially reduce our revenue and materially adversely affect our business.

A limited number of customers provide a substantial portion of our revenue and contracted backlog. For the year ended December 31, 2015, our ten largest customers and their affiliates represented approximately 29% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

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

The loss of the services of key personnel could have a material adverse effect on our business.

Our executive officers and other members of our senior management have been a critical element of our success. These individuals have substantial experience and expertise in our business and have made significant contributions to its growth and success. We have entered into employment agreements with each of our executive officers, including David McGlade, our Executive Chairman, Stephen Spengler, our Chief Executive Officer, Jacques Kerrest, our Executive Vice President and Chief Financial Officer, Michelle Bryan, our Executive Vice President, General Counsel and Chief Administrative Officer, Thierry Guillemin, our Executive Vice President and Chief Technical Officer, Kurt Riegelman, our Senior Vice President, Sales and Marketing and Michael DeMarco, our Senior Vice President, Operations, and certain targeted retention mechanisms; however, these agreements and mechanisms do not guarantee that these executives will remain with us. The unexpected loss of services of one or more of our executive officers or members of senior management could have a material adverse effect on our business.

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

Many of the technical problems we have experienced with our current fleet have been component failures and anomalies. Our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The IS-804 satellite was an LM 7000 series satellite, and as of December 31, 2015, we operated one other satellite in the LM 7000 series, IS-805. We believe that the IS-804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

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

Our Galaxy 15 satellite experienced an anomaly in April 2010 resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and subsequently completed diagnostic testing and uploading of software updates that protect against future anomalies of this type. Galaxy 15 continues to provide normal service.

We may also experience additional anomalies relating to the failure of the SCP in our BSS 601 satellite (IS-26), various anomalies associated with XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our BSS 702 satellites.

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our IS-4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results. As of December 31, 2015, we operate only one BSS 601 satellite, IS-26.

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

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A Failure Review Board established to determine the cause of the anomaly completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The Failure Review Board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012.

During launch operations of IS-19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by Space Systems/Loral, LLC (“SSL”) and Sea Launch to investigate the solar array deployment anomaly. The IOB concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly. We received $84.8 million of insurance proceeds related to the claim in 2013. As planned, IS-19 followed IS-8 at 166°E, in August 2012.

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

Since 1975, we and the entities we have acquired and launched 126 satellites. Including the IS-27 satellite, nine of these satellites were destroyed as a result of launch failures, six of which occurred prior to 1995. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used.

As of December 31, 2015, we had 10 satellites in development that are expected to be launched from 2016 to 2018. See Item 5B—Liquidity and Capital Resources—Capital Expenditures.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

The construction and launch of satellites are subject to certain delays. Such delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to utilize transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in the launch of a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available. As of December 31, 2015, we had 10 satellites in development that are expected to be launched from 2016 to 2018. See Item 5B—Liquidity and Capital Resources—Capital Expenditures.

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

The operation of our existing satellites is authorized and regulated by the U.S. Federal Communications Commission (“FCC”), the U.K. Office of Communications (“Ofcom”) and the U.K. Space Agency (“UKSA”), the National Information & Communications Technology Authority of Papua New Guinea (“NICTA”), the Ministry of Internal Affairs and Communications of Japan, and the Bundesnetzagentur (“BNetzA”) in Germany.

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

Our History

Intelsat, Ltd. was the successor entity to the International Telecommunications Satellite Organization (the “IGO”), and a Bermuda company. The IGO was a public intergovernmental organization created on an interim basis by its initial member states in 1964 and formally established in February 1973 upon entry into force of an intergovernmental agreement. The member states that were party to the treaty governing the IGO designated certain entities to market and use the IGO’s communications system within their territories and to hold investment share in the IGO.

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

The PanAmSat Acquisition Transactions

In August 2005, Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”), our indirect wholly-owned subsidiary now known as Intelsat (Luxembourg) S.A., PanAmSat and Proton Acquisition Corporation, a wholly-owned subsidiary of Intelsat Bermuda, signed a definitive merger agreement pursuant to which on July 3, 2006, Intelsat Bermuda acquired all of the outstanding equity interests in PanAmSat for $25.00 per common share in cash, or approximately $3.2 billion in the aggregate (plus approximately $0.00927 per share as the pro rata share of undeclared regular quarterly dividends).

The Sponsors Acquisition Transactions

On February 4, 2008, Serafina Acquisition Limited completed its acquisition of 100% of the equity ownership of Intelsat Holdings for total cash consideration of approximately $5.0 billion, pursuant to a share purchase agreement among Serafina Acquisition Limited, Intelsat Holdings, certain shareholders of Intelsat Holdings and Serafina Holdings Limited (“Serafina Holdings”) (the “Sponsors Acquisition Transactions”). Serafina Holdings is an entity formed by funds controlled by BC Partners Holdings Limited (the “BCEC Funds”) and certain other investors. Subsequent to the execution of the share purchase agreement, two investment funds controlled by Silver Lake Partners, L.P. (“Silver Lake Partners”) and other equity investors joined the BCEC Funds as the equity sponsors of Serafina Holdings. We refer to the BCEC Funds, the Silver Lake Partners funds and the other equity sponsors collectively as the Sponsors. As a result of completion of the Sponsors Acquisition Transactions and related financing transactions, we and our subsidiaries assumed aggregate net incremental debt of approximately $3.7 billion.

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

Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling rural access solutions for wireless telecommunications providers in high-growth emerging regions.

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

We hold the largest collection of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in the established regions historically using the most satellite capacity, as well as the higher growth emerging regions, where approximately 53% of our capacity is currently focused.

We believe our leadership position, valuable customer relationships and global network enable us to benefit from growing demand for reliable bandwidth, resulting from trends such as:

•	Global distribution of television entertainment and news programming to fixed and mobile devices;

•	Completion and extension of international, national and regional voice and data networks, fixed and wireless, notably in emerging regions;

•	Universal access to broadband connectivity through fixed and mobile networks by consumers, corporations, government and other organizations;

•	Increasing deployment of in-flight and on-board broadband access for consumer and business applications in the commercial and private flight and maritime sectors;

•	Requirements for cost-efficient space-based network solutions for fixed and mobile government and military applications; and

•	Global demand for services which enable connected devices, such as machine-to-machine communications and the Internet of Things (“IoT”), particularly with respect to connected car applications.

We believe that we have the largest, most reliable and most technologically advanced commercial communications network in the world. Our global communications system features a fleet of approximately 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the FSS sector. Our satellite capacity is complemented by our suite of IntelsatOne® managed services, including our terrestrial network comprised of leased fiber optic cable, access to Internet points of presence (“PoPs”), multiplexed video and data platforms and owned and operated teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

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

Our network architecture is flexible and, coupled with our global scale, provides strong capital and operating efficiency. We are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. In 2016, we have begun launching satellites of our next-generation fleet design, branded as Intelsat EpicNG, a high throughput platform that will further increase our flexibility while decreasing our cost of transmission. The first of these satellites is expected to enter service in the second quarter of 2016. Our technology has utility across a number of applications, with minimal customization to address diverse applications. We operate our global network from a fully-integrated, centralized satellite operations facility, with regional sales and marketing offices located close to our customers. The operational flexibility of our network is an important element of our differentiation and our ability to grow.

We have a reputation for operational and engineering excellence, built on our experience of 50 years in the communications sector. Our network delivered 99.998% network availability on station-kept satellites to our customers in 2015.

As of December 31, 2015, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $9.4 billion, roughly four times our 2015 annual revenue. For the year ended December 31, 2015, we generated revenue of $2.35 billion and net loss attributable to Intelsat S.A. of $3.9 billion. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $1.85 billion, or 79% of revenue, for the year ended December 31, 2015.

In 2015, our business encountered a number of challenges that are reflected in our operating results, and we believe these trends are likely to continue for some time:

•	Legacy business: the acceleration of contract expirations and terminations for point-to-point trunking services reaching the end of their product lifecycle, which are related to our heritage in providing fixed telecommunications infrastructure, in response to improved fiber availability in certain regions;

•	Intense pricing pressure related to increased transponder services supply in certain regions, which initially affected our business in Africa, but which has spread to other regions experiencing new or increased supply;

•	Flattening of our government business, following a significant decline related to troop withdrawals and reduced spending by the U.S. government;

•	Recent actions by some of our U.S. media customers to accelerate adoption of new compression methodologies that reduced the quantum of bandwidth necessary to transmit standard and high definition programming, in advance of the expected adoption of ultra-high definition services. If ultra-high definition services are adopted on a broad scale, this trend could compensate for the negative compression trend; as well as

•	Geopolitical and geo-economic conditions, disruptions or changes in Russia and Brazil, and the improving strength of the dollar, which results in our services being more expensive as compared to alternatives priced in local currencies in non-U.S. dollar denominated regions.

We believe we benefit from a number of characteristics that allow us to effectively manage our business despite these competitive and geo-economic pressures:

•	Significant long-term contracted backlog, providing a foundation for predictable revenue streams;

•	The entry into service of our next generation Intelsat EpicNG platform. Our first Intelsat EpicNG satellite, IS-29e, was successfully launched earlier this year and is expected to enter service in the second quarter of 2016. Our Intelsat EpicNG platform was designed to support new services representing $3 billion of potential incremental growth by 2020 from expanded enterprise, wireless infrastructure, mobility, internet of things and government applications;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 79% in the past three years; and

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable bandwidth, provide us with a platform for long-term success.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The sector is expected to generate revenues of approximately $13.0 billion in 2015, and transponder service revenue is expected to grow by a compound annual growth rate (“CAGR”) of 3.1% from 2015 to 2020 according to a study issued in 2015 by NSR, a leading international market research and consulting firm specializing in satellite and wireless technology and applications.

In recent years, the addressable market for FSS has expanded to include mobile applications because of satellite’s ability to provide the broadband access required by high bandwidth mobile platforms, such as for commercial ships and aircraft, as well as military mobility applications, including unmanned aerial vehicles. Satellite services provide secure bandwidth capacity ideal for global in-theater communications since military operations are often in locations without reliable communications infrastructure. According to a study by NSR, global revenue from FSS services used for government and military applications is expected to grow at a CAGR of 3.5% from 2015 to 2020.

Our sector is noted for having favorable operating characteristics, including long-term contracts, high renewal rates and strong cash flows. The fundamentals of the sector are attractive, given the global need for connectivity everywhere and explosion of global content. The continuing growth in demand in our sector, combined with the high operating margins which are characteristic of the sector, provides a resilient business model.

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

We believe a number of fundamental trends in our sector are creating increasing demand for satellite services:

•	Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them while creating new audiences for content. Globalization also increases the communications requirements for governments supporting embassy and military applications;

•	Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations. Globally dispersed organizations often turn to satellite-based infrastructure to provide better access, reliability and control. The penetration of broadband connectivity for businesses is expected to grow from 22% to 36% in the Africa and Middle East region over the period 2015 to 2020 according to Pyramid Research, a research consultant. Wireless telecommunications companies often use satellite-based solutions to extend networks into areas where geographic or low population density makes it economically unfeasible to deploy other technology. Further deployments of wireless telecom infrastructure and the migration from 2G to 3G and 4G networks, which carry content and data, in addition to voice, also create demand for satellite bandwidth. In 2015, a number of large procurement requests featuring satellite technology were initiated, by global social media and Internet leaders seeking to bring broadband connectivity to emerging regions, contemplating new business models. This acknowledgement of the near-instant infrastructure provided by, and ubiquitous reach of satellite communications, represents potential future demand for satellite connectivity.

•	The emergence of new content consumers resulting from economic growth in developing regions results in increased demand for free-to-air and pay-TV content, including cable and DTH. Demand for capacity to support DTH applications is expected to grow at a CAGR of 4.4% for the period 2015 to 2020, according to NSR.

•	Proliferation of formats and new sources of entertainment content results in increased bandwidth requirements as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies. HDTV, and now the introduction of Ultra HD television, Internet distribution of traditional television programming, known as “Over the Top” or “OTT”, and video to mobile devices are all examples of the expanding format and distribution requirements of media programmers, the implementation of which varies greatly from developed to emerging regions. In its 2015 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 5.7% from 2015 to 2020;

•	Mobility applications, such as wireless infrastructure, maritime communications, and aeronautical services for commercial and government applications are fueling demand for mobile bandwidth. Commercial applications, such as broadband services for consumer air flights and cruise ships, as well as broadband requirements from the maritime and oil and gas sectors, provide increased demand for satellite-based bandwidth. Rapid growth in cellular services for developing regions is expected to transition from demand for voice only services to demand for data and video services over time, with 2G, 3G and 4G network deployments, resulting in increased network bandwidth requirements. Global satellite services revenue growth related to capacity demand for broadband mobility applications from land, aeronautical and maritime is expected to grow at a CAGR of 22.9% for the period 2015 to 2020, according to NSR; and

•	Connected Devices, such as those contemplated by machine-to-machine communications, the IoT and other future technology trends, will require ubiquitous coverage that might be best provided by satellite technology for certain applications in certain regions, and also for applications where ubiquitous, global access is required, such as enabling software downloads for connected cars marketed by the automotive sector. This represents an important potential source of longer-term demand.

In total, transponder service revenue (excluding consumer broadband) is expected to grow at a CAGR of 3.5% from 2015 to 2020, according to NSR.

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

Customer Set	Representative Customers	Year	Annual Revenue (1)(2)	% of 2015 Total Revenue (2)	% of 2015 Backlog (1)(2)	Backlog to 2015 Revenue Multiple
Network Services	Airbus Defence & Space, Bharti, Orange, Harris Caprock UK Limited, Verizon, Vodafone, America Movil, gogo, Panasonic Avionics	2011	$1,218
		2012	$1,193
		2013	$1,202
		2014	$1,150
		2015	$1,056	45%	27%	2.4x

Media	Discovery Communications, Fox Entertainment Group, MultiChoice, Home Box Office, DIRECTV, The Walt Disney Company, Turner Broadcasting Company	2011	$818
		2012	$859
		2013	$884
		2014	$881
		2015	$882	38%	66%	7.0x

Government	Australian Defence Force, U.S. Department of Defense, U.S. Department of State, U.S. Navy, U.S. Air Force, Finnmeccanica	2011	$517
		2012	$524
		2013	$486
		2014	$410
		2015	$385	16%	6%	1.4x

(1)	Dollars in millions; backlog as of December 31, 2015.
(2)	Does not include satellite related services and other.

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

Network Services

We are the world’s largest provider of satellite capacity for network services, according to Euroconsult, with a 29% global share. Our satellite capacity, paired with our terrestrial network comprised of leased fiber, teleports and data networking platforms, enables the transmission of video, data and voice to and from virtually any point on the surface of the earth. There is an increasing need for basic and high-speed connectivity in developed and emerging regions around the world. We provide an essential element of the infrastructure supporting the rapid expansion of wireless services in many emerging regions. Furthermore, as mobile communications becomes essential to global networking and Internet use, we are increasingly providing capacity, such as that provided by the Intelsat EpicNG platform, to be used for mobility applications such as maritime enterprise and maritime and aeronautical broadband services for passenger access services.

Network services is our largest customer set and accounted for 45% of our revenue for the year ended December 31, 2015 and $2.5 billion of our contracted backlog as of December 31, 2015. Our business generated from the network services sector is generally characterized by non-cancellable, one to five year contracts with many of the world’s leading communications providers, including fixed and wireless telecommunications companies, such as global carriers and regional and national providers in emerging regions, corporate network service providers, such as VSAT services providers to vertical markets including banks, value-added services providers, such as those serving the aeronautical and maritime industries, and multinational corporations and other organizations operating globally.

Our network services offerings are an essential component of our customers’ services, providing backbone infrastructure, expanded service areas and connectivity where reliability or geography is a challenge. We believe that we are a preferred provider because of our global service capability and our expertise in delivering services with operator-grade network availability and efficient network control.

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

Highlights of our network services business include the following:

•	Our largest network services customer type is enterprise networking. We are the world’s largest provider of satellite capacity for satellite-based private data networks, including VSAT networks, according to Euroconsult;

•	Infrastructure for wireless operators and fixed line telecommunications services represent our second and third largest network services customer type, respectively. We believe we are the leading provider of satellite capacity for cellular backhaul applications in emerging regions, connecting cellular access points to the global telecommunications network, a global segment expected to generate over $1.0 billion in revenue in 2016, according to NSR. Over 80 of our customers use our satellite-based backhaul services as a core component of their network infrastructure due to unreliable or non-existent terrestrial infrastructure. Our cellular backhaul customers include the top 10 mobile groups in Africa, which represent 70% of the region’s subscribers;

•	The fastest growing customer type in our network services business is mobility services for the aeronautical and maritime sectors. We believe we hold a leading share of the aeronautical broadband services powering in-flight passenger connectivity. Fixed satellite services revenue growth related to capacity demand for broadband aeronautical services is expected to grow from approximately $111 million to $1,813 million, for the period 2015 to 2024, at a CAGR of 36%; and

•	Approximately 150 value-added network operators use our IntelsatOne broadband hybrid infrastructure to deliver their regional and global services. Applications for these services include corporate networks for multinationals, Internet access and broadband for maritime applications. Global satellite services revenue from capacity demand for mobility applications is expected to grow at a CAGR of 22.9% from 2015 to 2020, according to NSR.

Our leading position in this part of our business has been under pressure as new capacity from satellite operators and improved access to fiber links has changed the competitive environment in certain regions. The increase in satellite supply has resulted in significant declines in pricing, particularly in our Africa region. The increase in the availability of fiber has resulted in the accelerated retirement of our channel business, which had reached end of lifecycle at 2015 year end, and our trunking businesses, which will be a continuing headwind for the next several years. As a result, we believe that the level of business activity in this sector in the near to mid-term will remain lower than that of past years. Our next generation Intelsat EpicNG satellites will provide inventory to offset these recent trends, providing bandwidth for wireless infrastructure, mobility and enterprise applications. The first of these satellites, IS-29e, is expected to enter service in the second quarter of 2016.

Media

We are the world’s second largest provider of satellite capacity for media services, according to Euroconsult, with a 20% global share. We have delivered television programming to the world since the launch of our first satellite, Early Bird, in 1965. We provide satellite capacity for the transmission of entertainment, news, sports and educational programming for approximately 400 broadcasters, content providers and DTH platform operators worldwide. We have well-established relationships with our media customers, and in some cases have distributed their content on our satellites for over 25 years.

Media customers are our second largest customer set and accounted for 38% of our revenue for the year ended December 31, 2015 and $6.2 billion of our contracted backlog as of December 31, 2015. Our business generated from the media sector is generally characterized by non-cancellable, long-term contracts with terms of up to 15 years with premier customers, including national broadcasters, content providers and distributors, television programmers and DTH platform operators.

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

Highlights of our media business include the following:

•	28 of our satellites host premium video neighborhoods, offering programmers superior audience penetration, with nine serving the United States, five serving Europe, seven serving Latin America, four serving Asia and three serving Africa and the Middle East;

•	We are a leading provider of capacity used in global content distribution to media customers, according to Euroconsult. Our top 10 video distribution customers buy service on our network, on average, across three or more geographic regions, demonstrating the value provided by the global reach of our network;

•	We believe that we are the leading provider of satellite service capacity for the distribution of cable television programming in North America, with thousands of cable headends pointed to our satellites. Our Galaxy 13 satellite provided the first high definition neighborhood in North America, and today, our Galaxy fleet distributes nearly 300 high definition channels, and we distribute approximately 5,500 TV channels, including 750 high definition channels, on a global basis. In its 2015 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 5.7% from 2015 to 2020;

•	We are a leading provider of satellite services for DTH providers, according to NSR, delivering programming to over 42 million subscribers and supporting more than 30 DTH platforms around the world, including DIRECTV in Latin America, Orion Express in Russia, GVT in Brazil, MultiChoice in Africa, and Canal+ in multiple regions.

•	We are a leading provider of capacity used in video contribution managed occasional use services, supporting coverage of major events for news and sports organizations, according to NSR. For instance, we have carried programming on a global basis for every Olympiad since 1968. Our services for media companies covering the 2014 winter games included the use of four Intelsat satellites and our IntelsatOne terrestrial network, offering them a robust and secure method for transporting their content. Similarly, during the 2014 World Cup, rights holders and programmers committed to approximately 500 MHz of capacity reserved on seven satellites for full-time services for the duration of the event; and

•	Global FSS transponder revenue from video applications is forecasted to grow at an overall CAGR of approximately 2.3% from 2015 to 2020, according to NSR.

We expect continued growth in this part of our business in 2016, supported by the expected launch of two satellites, IS-31 and IS-36. This will be offset somewhat by acceleration of compression technologies, which reduce bandwidth requirements in our North American business. In time, we expect new demand for capacity to support the new 4K format, also known as Ultra HD, which could compensate for reductions in demand related to compression.

Government

We are the leading provider of commercial satellite services to the government sector, according to NSR, with a 33% share of the U.S. military and government use of commercial satellite capacity worldwide. With 50 years of experience serving this customer set, we have built a reputation as a trusted partner for the provision of highly customized, secure satellite-based solutions. The government sector accounted for 16% of our revenue for the year ended December 31, 2015 and $531 million of our contracted backlog as of December 31, 2015.

Our satellite communication services business generated from the government sector is generally characterized by single year contracts that are cancellable by the customer upon payment of termination for convenience charges and include annual options to renew for periods of up to four additional years. In the first half of 2015, our results reflected the annualization of prior year declines, due to a reduced level of activity in our government business, although the business was stable in the second half of 2015.

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

Highlights of our government business include the following:

•	We are the prime contractor or a leading contractor on a number of multi-year contract vehicles under which multiple branches of the government can order our commercial satellite services, including the Commercial Broadband Satellite Program and the Future COMSATCOM Services Acquisition program;

•	The reliability and scale of our fleet and planned launches of new and replacement satellites allow us to address changing demand for satellite coverage and to provide mission-critical communications capabilities. For instance, our IS-22 satellite hosts a UHF payload under a 15-year agreement with the Australian Defence Force;

•	The U.S. government and military is one of the largest users of commercial satellites for government/military applications on a global basis. In 2015, we served approximately 100 customers that are government customers, resellers to government customers or integrators; and

•	According to a study by NSR, global revenue from FSS services used for government and military applications is expected to grow at a CAGR of 3.5% from 2015 to 2020.

Over the course of 2015, our government business grew more stable as compared to the prior two years, which were impacted more significantly by U.S. budget sequestration and troop withdrawals from the Middle East. We believe our reputation as a provider of secure solutions, our global fleet, our customer relationships, our ability to provide turn-key services and our demonstrated willingness to reposition or procure capacity to support specific requirements position us to successfully compete for commercial satellite solutions for bandwidth intensive military and civilian applications. We also note progress in U.S. government procurement practices, with some specific instances of contracting for services for periods in excess of the more typical 1 year term, and interest in exploring creative contracting constructs such as hosted payloads and outsourcing of certain space-based functions.

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

The scale of our fleet can also reduce the financial impact of satellite failures and protect against service interruption. No single satellite generated more than 7% of our revenue and no single customer accounted for more than 7% of our revenue for the year ended December 31, 2015.

The following chart shows the geographic diversity of our contracted backlog as of December 31, 2015 by region and service sector, based upon the billing address of the customer.

The majority of our on-network revenue aligns to emerging regions, based upon the position of our satellites and beams. The following chart shows the breakdown of our on-network revenue by the region in which the service is delivered as of December 31, 2015:

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

We believe that building infrastructure, introducing services and investing in related technology will allow us to address sectors that are much larger, and growing much faster, than the sectors we support today. This includes:

•	Providing network infrastructure for 2G, 3G and 4G wireless in developing regions;

•	Establishing new content distribution networks enabling OTT programming in emerging regions;

•	Providing flexible broadband services for aeronautical, maritime and other mobile and enterprise services; and

•	Providing ubiquitous broadband for global deployment of connected devices, such as the connected car, and the continuing formation of the IoT.

Our strategy positions us for long-term growth, which over time should offset our short-term challenges, including headwinds from price competition and lower revenues from trunking and other of our point-to-point services. In 2016, we have begun to launch and place into service our Intelsat EpicNG satellite platform, which provides the performance, economics, and simple access that we believe are necessary to unlock the new and faster growing applications for our services.

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

Focus our core business on attractive and growing broadband, mobility and media applications and innovative government solutions

We are a business-to-business provider of high performance, secure critical communications infrastructure. We intend to leverage our leading position, customer relationships, global network and regional strengths to capture new business opportunities as a result of the following:

Network Services:

•	New broadband connectivity requirements for mobility applications, including aeronautical, offshore energy and maritime applications, such as our recently announced contract with a service provider operating a network for a cruise line with over 100 ships;

•	Growth in multinational enterprise broadband access demand resulting from increased bandwidth requirements from data and media intensive applications, as well as the continuing need for reliable consistent enterprise networking environments in a globalized economy, such as the networks we provide for the United Nations;

•	The continued expansion of cellular networks, migration of these cellular networks from 2G to 3G and 4G and voice and data growth in emerging regions with inadequate infrastructure, such as our contract with Colombian networking company Axesat; and

•	Demand from global social media and Internet leaders seeking to provide emerging market broadband access under new business models.

Media:

•	Programmers and broadcasters seeking new global distribution capabilities to deliver content in new regions;

•	New and expanding DTH platforms in fast growing emerging regions, such as the growth satellites we are providing for DIRECTV PanAmericana in Latin America and MultiChoice in South Africa; and

•	Content and format proliferation, such as standard definition, high definition and ultra-high definition formats, increasing the capacity needs of our programmer customers, as well as requirements for more efficient infrastructure for distribution of OTT programming, especially in developing regions.

Government:

•	The need for a cost efficient complement to government-owned satellite capacity, such as innovative fixed and mobile broadband and turn-key network solutions for global communications;

•	Bandwidth requirements resulting from the use of manned and unmanned aerial vehicles; and

•	Commercialization opportunities as government customers strive for more operational efficiency. These types of opportunities include hosted payload projects, filling capacity gaps by co-locating government space assets on commercial satellites, and outsourcing of space-related activities, such as flight operations, to commercial satellite operators.

Optimize and leverage our space-based assets, including orbital locations and spacecraft

We intend to maximize the revenues and returns generated by our assets by managing capacity in a disciplined and efficient manner. Key elements of our strategy include:

•	Relocating bandwidth in order to support growth for mobile and network services customers, particularly in emerging markets;

•	Joining with other satellite operators and business partners interested in combining interests at certain orbital locations to capture new opportunities, such as our recently announced strategic cooperation agreement with Azercosmos, with respect to a satellite to be known as IS-38 and our third joint venture with JSAT, known as Horizons 3e;

•	Optimizing our space-based assets by creating additional marketable capacity through re-assigning traffic (grooming), repointing steerable beams and relocating satellites; and

•	Allocating capital based on expected returns and market demand, and being disciplined in the selection of the number, size and characteristics of replacement and new satellites to be launched. We do not expect to replace our existing fleet of approximately 50 satellites, on a one-for-one basis.

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

Our next generation satellite technology, Intelsat EpicNG, will be incorporated into our fleet as we complete the scheduled replacement of our IX-series satellites. The Intelsat EpicNG platform features high throughput spot beam technology, utilizing frequency reuse in order to significantly increase the amount of throughput on the satellites. The innovative design is in contrast to other high throughput platforms. Intelsat EpicNG’s all-digital payload allows connectivities in any bandwidth increment from any beam to any beam. This attribute enables independent frequency selection of the uplink and downlink. Combined, these features provide unprecedented adaptability for a customer’s network configuration and topology, allowing customers to leverage installed hardware and to operate mixed spectrum networks. Further, Intelsat EpicNG emphasizes open architecture and backward compatibility, which provides our customer base with complete flexibility to leverage existing ground hardware capital investment, a significant element when analyzing total cost of ownership, and the ability to transition easily to the newer technology.

While these Intelsat EpicNG satellites are expected to cost more per satellite, our cost per bit delivered is expected to decrease significantly. Because Intelsat EpicNG satellites are significantly larger in terms of capacity and throughput than traditional satellites, we expect the number of station-kept satellites we maintain in our fleet to decline over the course of a 15 year cycle. This will enhance our capital expenditure efficiency over time. The Intelsat EpicNG platform introduced in 2012 was initially anchored by three customer contracts, representing nearly $500 million in backlog. As the satellite launch nears, renewals of existing customers at that orbital location will include the transition to the Intelsat EpicNG platform. Our newer assets are used to address current market requirements, allowing older assets to be redeployed to serve legacy customer applications still efficiently served by those assets.

We believe that new satellite technologies, including high throughput satellites such as our Intelsat Epic NG platform, should significantly improve the performance and efficiency of our network, improving our competitiveness with alternative solutions and increasing the value we can provide to customers. These improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications. We are also investing in enhanced technology that is incorporated in our terrestrial network to deliver converging video and IP content, thus expanding the services we provide to the media and telecommunications industries. We intend to continue to implement compression technologies into our ground network to reduce the bandwidth necessary for network service applications, increasing our customers’ efficiency and expanding our market potential, particularly in emerging regions.

Finally, we intend to leverage our frequent satellite launches and collection of orbital rights to address opportunities to supply specialized capabilities for large media companies and government applications. This could include launching and operating satellites with specific regional footprints and capabilities, such as our agreement with DIRECTV Latin America to provide customized capacity for DTH services on two satellites, the first of which was placed into service in 2014. Another example is our agreement with MultiChoice Inc. for capacity for DTH services on a satellite scheduled to be launched in 2016, serving South Africa and the Indian Ocean Region. With respect to government applications, this could include advanced satellites and space-based services, as well as the ability to integrate hosted payloads with our spacecraft, providing fast and cost-effective capabilities in space. For instance, we integrated a specialized payload for the Australian Defence Force (“ADF”) into our IS-22 satellite, which we launched in 2012.

Design and deploy global service offerings based upon our global footprint, leveraging the higher performance and better economics of our Intelsat EpicNG fleet,

Among the primary benefits of the Intelsat EpicNG fleet is its backwards compatibility with the existing global footprint of the Intelsat fleet, together with our ability to create virtual private networks within beams. With this environment, we can attach shared data networking platforms to our satellite infrastructure that can be operated as virtual private networks by our customers. This provides all of the benefits of global high throughput satellite networking, without each service provider investing in dedicated ground infrastructure. Because of our architecture, our service provider customers will be able to offer highly differentiated service offerings, using their own network operations standard and committed information rates.

We are implementing a global service strategy that will make it easier for our customers to incorporate high throughput technology into their respective networks. Our first Intelsat EpicNG-based service offering is branded as IntelsatOne Flex, and is targeted to the mobility sector. Our global footprint will allow our mobility service provider customers to expand into new service regions and also scale their network as business dictates, effectively allowing them to move connectivity commitments between regions, which is important due to seasonality considerations. We believe this operational flexibility and capital efficiency will allow our customers to expand into new regions and applications with lower business risk, creating value for their operations.

We plan to extend our service offering concepts into other vertical applications, including the wireless sector. We also expect to introduce new service platforms for our media customers, such as our 2015 introduction of a service called IntelsatOne Prism. This service uses enhanced technology that is incorporated within our terrestrial network to deliver converging video and IP content with a simple user interface that allows customers to schedule multiple format transmissions simultaneously, increasing their operational efficiency

Drive innovation through investments in ecosystem, creative business development and new business models

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

Going forward, we will also consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader. For instance, in 2015 we invested in a new low earth orbit project, OneWeb, that will complement our geostationary fleet by providing fully interoperable global capacity, including over the North and South Poles, which is desirable for serving mobility applications.

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

Our Network

Our global network is comprised of approximately 50 satellites and ground facilities, including teleports, access to Internet PoPs and leased fiber that support our commercial services and the operation and control of our satellites.

Our customers depend on our global communications network and our operational and engineering leadership. Highlights of our network include:

•	Prime orbital locations, reflecting a valuable portfolio of coordinated fixed satellite spectrum rights;

•	Highly reliable services, including network availability of 99.998% on station-kept satellites for the year ended December 31, 2015;

•	Flexibility to relocate satellites to other orbital locations as we manage fleet replacement, demand patterns change or in response to new customer requirements;

•	Design features and steerable beams on many of our satellites that enable us to reconfigure capacity to provide different areas of coverage; and

•	Resilience, with multiple satellites serving each region, allowing for improved restoration alternatives should a satellite anomaly occur.

As we design our new satellites, we work closely with our strategic customers to incorporate technology and service coverage that provides them with a cost-effective platform for their respective requirements.

The table below provides a summary of our satellite fleet as of December 31, 2015, except where noted.

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Station Kept in Primary Orbital Role (2):
Intelsat 805	LM (3)	304.5°E	Jun-98	Q3 2018
Galaxy 11	BSS (4)	DRIFT	Dec-99	Q4 2018
Intelsat 12	SSL (5)	45°E	Oct-00	Q1 2017
Intelsat 901	SSL	342°E	Jun-01	Q2 2018
Intelsat 902	SSL	62°E	Aug-01	Q3 2019
Intelsat 904	SSL	60°E	Feb-02	Q2 2019
Intelsat 903	SSL	325.5°E	Mar-02	Q3 2018
Intelsat 905	SSL	335.5°E	Jun-02	Q2 2020
Galaxy 3C	BSS	95.05°W	Jun-02	Q1 2023
Intelsat 906	SSL	64.15°E	Sep-02	Q2 2021
Intelsat 907	SSL	332.5°E	Feb-03	Q3 2020
Galaxy 23 (6)	SSL	121°W	Aug-03	Q1 2023
Galaxy 13/Horizons 1 (7)	BSS	127°W	Oct-03	Q1 2023
Intelsat 1002 (8)	AIRBUS	359°E	Jun-04	Q2 2021
Galaxy 28	SSL	89°W	Jun-05	Q3 2022
Galaxy 14	ORB (9)	125°W	Aug-05	Q2 2021
Galaxy 15	ORB	133°W	Oct-05	Q3 2023
Galaxy 16	SSL	99°W	Jun-06	Q2 2024
Galaxy 17	Thales (10)	91°W	May-07	Q1 2024
Intelsat 11	ORB	317°E	Oct-07	Q3 2022
Horizon 2 (11)	ORB	84.85°E	Dec-07	Q3 2024
Galaxy 18	SSL	123°W	May-08	Q2 2026
Intelsat 25	SSL	328.5°E	Jul-08	Q2 2024
Galaxy 19	SSL	97°W	Sep-08	Q3 2026
Intelsat 14	SSL	315°E	Nov-09	Q3 2027
Intelsat 15	ORB	85.15°E	Nov-09	Q3 2026
Intelsat 16	ORB	76.2°W	Feb-10	Q1 2028
Intelsat 17	SSL	66°E	Nov-10	Q2 2027
Intelsat 28 (12)	ORB	32.8°E	Apr-11	Q3 2024
Intelsat 18	ORB	180°E	Oct-11	Q3 2028
Intelsat 22 (13)	BSS	72.1°E	Mar-12	Q2 2028
Intelsat 19	SSL	166°E	Jun-12	Q2 2028
Intelsat 20	SSL	68.5°E	Aug-12	Q3 2030
Intelsat 21	BSS	302°E	Aug-12	Q3 2030
Intelsat 23	ORB	307°E	Oct-12	Q3 2030
Intelsat 30	SSL	95°W	Oct-14	Q3 2030
Intelsat 34	SSL	304.5°E	Aug-15	Q3 2031

Station Kept Satellites, Redeployed (14):
Galaxy 25	SSL	93.1°W	May-97	Q2 2019
Intelsat 8	SSL	169°E	Nov-98	Q3 2016
Intelsat 1R	BSS	310°E	Nov-00	Q3 2018
Galaxy 12	ORB	129°W	Apr-03	Q2 2018

Inclined Orbit:
Intelsat 701	SSL	330.5°E	Oct-93	Q4 2018
Intelsat 702	SSL	32.9°E	Jun-94	Q1 2018
Intelsat 26	BSS	62.2°E	Feb-97	Q1 2017
Intelsat 5	BSS	157°E	Aug-97	Q4 2020
Intelsat 7	SSL	341.8°E	Sep-98	Q4 2016
Galaxy 27	SSL	66.2°E	Sep-99	Q2 2016
Intelsat 9	BSS	316.9°E	Jul-00	Q3 2017
Intelsat 10	BSS	47.5°E	May-01	Q3 2026

(1)	Engineering estimates of the service life as of December 31, 2015 as determined by remaining fuel levels, consumption rates and other considerations (including power) and assuming no relocation of the satellite. Such estimates are subject to change based upon a number of factors, including updated operating data from manufacturers.
(2)	Primary orbital roles are those that are populated with station-kept satellites, generally, but not always, in their initial service positions, and where our general expectation is to provide continuity of service over the long-term.
(3)	Lockheed Martin Corporation.
(4)	Boeing Satellite Systems, Inc., formerly Hughes Aircraft Company.
(5)	Space Systems/Loral, LLC (“SSL”).
(6)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.
(7)	Horizons Satellite Holdings, LLC (“Horizons Holdings”), our joint venture with JSAT International, Inc. (“JSAT”), owns and operates the Ku-band payload on this satellite. We are the exclusive owner of the C-band payload.
(8)	Telenor owns 18 Ku-band transponders (measured in equivalent 36 MHz transponders) on this satellite. EADS Astrium was renamed AIRBUS Defence & Space.
(9)	Orbital Sciences Corporation.
(10)	Thales Alenia Space.
(11)	Horizons Holdings owns the payload on this satellite and we operate the payload for the joint venture.
(12)	IS-28 was formerly known as Intelsat New Dawn.
(13)	IS-22 includes a UHF payload owned by the Australian Defence Force.
(14)	Certain of our orbital roles are populated with satellites that generally, but not always, have been redeployed from their primary orbital role but still have significant remaining station-kept life.

Satellite Systems

There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. All of our satellites are geosynchronous satellites and are located approximately 22,200 miles, or 35,800 kilometers, above the equator. These satellites can receive radio frequency communications from an origination point, relay those signals over great distances and distribute those signals to a single receiver or multiple receivers within the coverage areas of the satellites’ transmission beams.

Geosynchronous satellites send these signals using various parts of the radio frequency spectrum. The spectrum available for use at each orbital location includes the following frequency bands in which most commercial satellite services are offered today:

•	C-band—low power, broad beams requiring use of relatively larger antennae, valued as spectrum least susceptible to transmission impairments such as rain;

•	Ku-band—high power, narrow to medium size beams facilitating use of smaller antennae favored by businesses; and

•	Ka-band—very high power, very narrow beams facilitating use of very small transmit/receive antennae, but somewhat less reliable due to high transmission weather-related impairments. The Ka-band is utilized for various applications, including consumer broadband services.

Substantially all of the station-kept satellites in our fleet are designed to provide capacity using the C- and/or Ku-bands of this spectrum.

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its service life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to substantially extend the service life of the satellite. The types of services and customers that can access an inclined orbit satellite have traditionally been limited due to the movement of the satellite relative to a fixed ground antenna. However, recent technology innovations now allow the use of inclined orbit capacity for certain applications. As a result, we anticipate demand for inclined orbit capacity may increase over the next few years if these applications are successfully introduced. As of December 31, 2015, eight of our satellites were operating in an inclined orbit, with most continuing to earn revenue beyond our original estimated life for each of these satellites.

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

As of December 31, 2015, our in-orbit fleet of satellites had approximately 1,225 and 900 36-MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites. The average system fill factor for our satellites, which represents the percentage of our total available transponder capacity that is in use or that is reserved at a given time (including guaranteed reservations for service), was 75%, 75%, 75% and 76% in the quarters ended March 31, 2015; June 30, 2015; September 30, 2015 and December 31, 2015, respectively. The factors resulting in the trends in average system fill factor over this period were primarily related to a net decline of in-use transponders related to the release of restoration capacity following the resolution of an anomaly, the non-renewal and terminations of certain services and a decision to relocate a satellite, which resulted in it being temporarily out of service, partially offset by new and expanded customer services. Total available capacity decreased slightly over this period as a result of a new satellite launch offset by satellites deorbited and satellites temporarily out of service due to relocation at the end of the period.

The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. A satellite’s service life is based upon fuel levels and other considerations, including power. Satellites launched in the recent past are generally expected to remain in service for the lesser of maneuver life and 16 years. Satellites typically have enough fuel to maintain between 16 and 18 years of station-kept operations. The average remaining service life of our satellites was approximately 7.7 years as of December 31, 2015, weighted on the basis of nominally available capacity for the station-kept satellites we own.

Satellites on Order

As of December 31, 2015, we had placed orders for the following five satellites. Generally, these satellites are being built over a period of three years.

Satellite	Manufacturer	Role	Earliest Launch Date	Expected Launch Provider
IS - 31	SSL	New satellite serving Latin America to be located at 95°W	Q2 2016	Proton
IS - 36	SSL	New satellite serving Asia, Europe and Africa at 68.5°E	Q2 2016	Arianespace
IS - 33e	Boeing	Next generation Intelsat EpicNG satellite offering high-throughput, open-architecture platform to be located at 60°E	Q3 2016	Arianespace
IS - 35e	Boeing	Next generation Intelsat EpicNG satellite offering high-throughput, open-architecture platform to be located at 325.5°E	2017	SpaceX Falcon 9
IS - 37e	Boeing	Next generation Intelsat EpicNG satellite offering high-throughput, open-architecture platform	2017	Arianespace

In addition to these ordered satellites, we have custom payloads being built on third party-owned satellites, one of which will be known as IS-32e, a small Intelsat EpicNG payload, and another is IS-38. IS-32e will be located at 43.1°W; the satellite is planned for launch in the first quarter of 2017. A launch date is not yet set for IS-38, which will be located at 45°E. Further, we have a joint venture satellite, Horizons 3e, which is in development and will be located at 169°E; the satellite is planned for launch in 2018.

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

Our customer service center located in Ellenwood, Georgia includes an RF Operations Center, a Managed Services Operations Center and an Intelsat Secured Operations Center. This facility is responsible for managing the communications services that we provide to our customers and is the first point of contact for customers needing assistance in using our network. We also maintain a back-up operations facility and data center a relatively short distance from our McLean, Virginia facility in Hagerstown, Maryland. This facility provides back-up emergency operational services in the event that our Ellenwood, Georgia customer service center experiences an interruption.

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

As of December 31, 2015, four of the satellites in our fleet were covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels, generally decreases over time and is typically based on the declining book value of the satellite. We do not currently insure against lost revenue in the event of a total or partial loss of a satellite.

Satellite Health and Technology

Our satellite fleet is diversified by manufacturer and satellite type, and is generally healthy, with 99.998% availability of station-kept satellite capacity during the year ended December 31, 2015. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet, or provided capacity that we purchased from other satellite operators.

Significant Anomalies

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2015 we operated one other satellite in the LM 7000 series, IS-805, which is currently being relocated to a new orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellite, the risk of any individual satellite having a similar anomaly is low.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we have since uploaded flight software code to protect against future anomalies of this type. As of December 31, 2015, Galaxy 15 continues to provide normal service.

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A Failure Review Board established to determine the cause of the anomaly, completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The Failure Review Board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012.

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

Other Anomalies

We have also identified five other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the on-board SCP in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites;

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites;

•	electrical distribution anomalies on older SSL FS 1300 satellites; and

•	failure of gyroscopes on certain SSL satellites.

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

As of December 31, 2015, we operated one BSS 601 satellite, IS-26. This satellite was identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

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

As of December 31, 2015, we operated four BSS 601 HP satellites, IS-5, IS-9, and IS-10 are now in inclined-orbit, and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 continues to have both XIPS available as its primary propulsion system. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacements by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

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

As of December 31, 2015, we operated three BSS 702 HP satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the first quarter of 2019 and IS-1R’s estimated end of service life is in the second quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and was replaced by IS-34 in 2015. IS-1R was redeployed following its replacement by IS-14. The third

BSS 702 HP satellite that we operated as of December 31, 2015, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SSL FS 1300 Electrical Anomalies. We have experienced past anomalies in the electrical distribution systems of certain SSL FS 1300 satellites. In November 2004, our Galaxy 27 satellite experienced a sudden anomaly in the north electrical distribution system resulting in loss of control and customer service interruptions. We determined that the satellite lost some degree of functionality and as of December 31, 2015, Galaxy 27 is kept in inclined orbit. In June 2008, our Galaxy 26 satellite experienced an unexpected electrical distribution anomaly which significantly reduced the power generating capability, resulting in some customer service interruptions. In June 2014, Galaxy 26 was decommissioned. With respect to both of these satellites, it was determined that the anomalies were likely due to a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. Along with SSL, we continue to monitor this problem. As of December 31, 2015, we operated one other SSL FS 1300 satellite, IS-8, which contains this design flaw. IS-8 has been in service since 1998 and has not experienced an electrical distribution anomaly. We believe that while the risk of an electrical distribution anomaly still exists for IS-8, this risk diminishes over time.

SSL gyroscopes. All of our satellites use gyroscopes to provide 3-axes attitude information during orbit inclination maneuvers. Certain SSL satellites use gyroscopes that have been identified as having a higher probability of failing. There are four gyroscopes on each of these SSL satellites, three of which are needed for normal operation, and the fourth is a spare. The failure of a single gyroscope on a given satellite would have no effect on the satellite’s performance or its operating life. A failure of two or more gyroscopes on a given satellite would require us to use an alternative method for inclination control. This alternative method would likely result in a reduction in the remaining life of the satellite. As of December 31, 2015, we operated 16 SSL satellites that use these gyroscopes, four of which are in inclined orbit. While in inclined orbit, inclination maneuvers are no longer required. Of the 12 satellites in station-kept orbit, one satellite had two gyro failures and is being operated through an alternative method for inclination control, five satellites have experienced the failure of a single gyroscope, while the other six satellites have not experienced any gyroscope failure.

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

U.S. Government Regulation

FCC Regulation. The majority of the satellites in our current constellation are licensed and regulated by the FCC. We have final or temporary FCC authorization for all of our U.S.-licensed operating satellites. The special temporary authorizations (“STAs”) in effect relating to our satellites cover various time periods, and thus the number held at any given time varies. In some cases, we have sought STAs because we needed temporary operational authority while we are awaiting grant of identical permanent authority. In others, we sought STAs because the activity was temporary in nature, and thus no permanent authority was needed. Historically we have been able to obtain the STAs that we have needed on a timely basis. FCC satellite licenses have a fifteen-year term. At the end of a license term, we can request an extension to continue operating a satellite. In addition, our FCC satellite licenses that relate to use of those orbital locations and associated frequencies that were transferred to the United States at the time of our privatization in July 2001 are conditioned on our remaining a signatory to the Public Services Agreement with ITSO. Furthermore, any transfer of these licenses by us to a successor-in-interest is only permitted if such successor-in-interest has undertaken to perform our obligations under the Public Services Agreement. Some of our authorizations contain waivers of technical regulations. Many of our technical waivers were required when our satellites were initially licensed by the United States at privatization in 2001 because, as satellites previously operated by an intergovernmental entity, they had not been built in compliance with certain U.S. regulations. Since privatization, several replacement satellites for satellites licensed at privatization also have needed technical waivers as they are technically similar to the satellites they are replacing.

Changes to our satellite system generally require prior FCC approval. From time to time, we have pending applications for permanent or temporary changes in orbital locations, frequencies and technical design. From time to time, we also file applications for replacement or additional satellites. Replacement satellite applications are eligible for streamlined processing if they seek authority for the same orbital location, frequency bands and coverage area as an existing satellite and will be brought into use at approximately the same time, but no later than, the existing satellite is retired. The FCC processes satellite applications for new orbital locations or frequencies on a first come, first served basis. Under recently revised rules that are expected to become effective in 2016, the FCC will require licensees of new, non-replacement, geostationary satellites to post a bond and to comply with a milestone to launch and operate the satellite within five years of the license grant. The bond will start at $1 million and will increase, pro rata, in proportion to the time that has elapsed since the license was granted to the time of the launch and operate milestone. At the end of the five-year period, the bond amount will be $3 million. A satellite licensee that does not satisfy the launch and operate milestone will lose its license and must forfeit the bond absent circumstances warranting a milestone extension under the FCC’s rules and policies. An operator that elects to relinquish its license prior to the five-year launch and operate milestone will forfeit the amount of accrued bond as of the date the license is relinquished. We hold other FCC licenses, including earth station licenses associated with technical facilities located in several states. We must pay FCC filing fees in connection with our space station and earth station applications, and we must also pay annual regulatory fees to the FCC. Violations of the FCC’s rules can result in various sanctions including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

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

U.S. Export Control Requirements and Sanctions Regulation. Intelsat must comply with U.S. export control laws and regulations as follows:

Under the ongoing Export Control Reform (“ECR”) effort, authorized by Congress and the President, the control of commercial communications satellites along with their associated ground control equipment, related software, and technology was moved, effective November 10, 2014, from the International Traffic in Arms Regulations (“ITAR”) to the Export Administration Regulations (“EAR”). Intelsat continues with the transition of regulatory licensing requirements created by this move. Originally there was a two year timeframe allowed for companies to make this change; this has since been extended to allow an additional year for the transition. Intelsat has moved all programs to EAR authorizations, as needed, except those that include Airbus because of issues internal to Airbus. Intelsat continues to work with Airbus to resolve this issue.

The Arms Export Control Act, implemented by ITAR and administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”), regulates the export of certain satellites with defined military and government end use capabilities and characteristics, certain associated hardware, defense services, and technical information relating to satellites to non-U.S. persons (including satellite manufacturers, component suppliers, launch services providers, insurers, customers, Intelsat employees, and other non-U.S. persons). Intelsat has begun the regulatory transition from the ITAR to the EAR, and little of our controlled exports currently remain under our obtained ITAR licenses. Standard satellite operations were de-controlled as part of the regulatory update, and that technology is now being transferred without license use. Certain of Intelsat’s contracts for consulting, manufacture, launch, and insurance of Intelsat’s and third party satellites involve the export to non-U.S. persons of technical data and/or hardware; these exports are those that were regulated by the ITAR, are now controlled under the EAR, and other than the Airbus TAAs noted above have been transitioned to EAR authorizations. We believe that we have obtained all of the ITAR authorizations currently needed in order to fulfill our obligations under contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

The Export Administration Act/International Emergency Economic Powers Act, implemented by the EAR and administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), regulates exports of non-ITAR, dual-use, controlled equipment, which now includes commercial communications satellites, associated ground equipment, related software, and technology. As a result of the ECR regulatory update, Intelsat now uses EAR allowed licensing exceptions for many of our export controlled programs and EAR licenses when required. The EAR also control non-ITAR equipment exported to earth stations in our ground network located outside of the United States and to customers as needed. It is our practice to obtain all licenses necessary, or correctly document the license exception authorized, for the furnishing of original or spare equipment for the operation of our TT&C ground stations, other network stations, and customer locations in a timely manner in order to facilitate the shipment of this equipment when needed.

Trade sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) regulate the provision of services to certain countries subject to U.S. trade sanctions. As required, Intelsat holds the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries.

U.S. Department of Defense Security Clearances. To participate in classified U.S. government programs, we entered into a proxy agreement with the U.S. government that allows one of our subsidiaries to obtain security clearance from the U.S. Department of Defense as required under the national security laws and regulations of the United States. Such a proxy agreement is required to insulate the subsidiary performing this work from inappropriate foreign influence and control by Intelsat S.A., a Luxembourg company with significant non-U.S. investment and employees. Security clearances are subject to ongoing scrutiny by the issuing agency, as well as renewal every five years. Intelsat must maintain the security clearances obtained from the U.S. Department of Defense, or else lose the ability to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party. Under those circumstances, the U.S. government would have the right to terminate our contracts requiring access to classified information and we would not be able to enter into new classified contracts. Compliance with the proxy agreement is regularly monitored by the U.S. Department of Defense and reviewed at least annually, and if we materially violate the terms of the proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified. Our current proxy agreement is subject to extension every five years with the agreement of the U.S. Department of Defense.

Regulation by Non-U.S. National Telecommunications Authorities

U.K. Regulation. The United Kingdom is the licensing jurisdiction for the IS-12, IS-26 and Galaxy 27 satellites, as well as the BSS portion of the Ku-band on the Intelsat 805 satellite. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications (“Ofcom”) and by the U.K. Space Agency (“UKSA”).

Papua New Guinea Regulation. The National Information & Communications Technology Authority of Papua New Guinea (“NICTA”) regulates the use of certain spectrum and orbital resources associated with the operation of the IS-26 and Galaxy 23 satellites and with future satellites. We are required to pay annual fees to NICTA in connection with our use of the orbital locations at which these satellites operate. In 2003, the FCC added the C-band payload of the Galaxy 23 satellite to its “Permitted Space Station List,” enabling use of the payload to provide non-DTH services in the United States.

German Regulation. We hold licenses from the BNetzA for several earth stations in Germany, as well as authorizations to use spectrum and orbital resources associated with the operation of the IS-10 and IS-12 satellites and with future satellites.

Australian Regulation. We hold licenses from the Australian Communications and Media Authority (“ACMA”) for several earth stations in Australia, as well as a Carrier License.

South African Regulation. We hold a license from the Independent Communications Authority of South Africa (“ICASA”) for an earth station in South Africa.

Japan Regulation. We hold licenses from the Ministry of Internal Affairs and Communications for several earth stations in Japan, as well as a Carrier registration. We and JSAT are the sole members of Horizons, and in 2002 the Japanese telecommunications ministry authorized Horizons to operate the Ku-band payload on the Galaxy 13/Horizons-1 satellite. In 2003, the FCC added this Ku-band payload to its “Permitted Space Station List,” enabling Horizons to use the payload to provide non-DTH services in the United States. In May 2004, the FCC expanded this authority to include one-way DTH services. We are the exclusive owner of the C-band payload on Galaxy 13/Horizons-1, which the FCC has licensed us to operate.

Other National Telecommunications Authorities. As a provider of satellite capacity, we are also subject to the national communications and broadcasting laws and regulations of many other countries in which we operate. In addition, in some cases our ability to operate a satellite in a non-U.S. jurisdiction also arises from a contractual arrangement with a third party. Some countries require us to obtain a license or other form of written authorization from the regulator prior to offering satellite capacity services. We have obtained these licenses or written authorizations in all countries that have required us to obtain them. As satellites are launched or relocated, we determine whether such licenses or written authorizations are required and, if so, we obtain them. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services. Other countries maintain strict monopoly regimes or otherwise regulate the provision of our services. In order to provide services in these countries, we may need to negotiate an operating agreement with a monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates. As we have developed our ground network and expanded our service offerings, we have been required to obtain additional licenses and authorizations. To date, we believe that we have identified and complied with all of the regulatory requirements applicable to us in connection with our ground network and expanded services.

The International Telecommunication Union Frequency Coordination Process and Associated Regulations

Our use of orbital locations is subject to the frequency coordination and recording process of the International Telecommunication Union (“ITU”). In order to protect satellite networks from harmful radio frequency interference from other satellite networks, the ITU maintains a Master International Frequency Register (“MIFR”) of radio frequency assignments and their associated orbital locations. Each ITU notifying administration is required by treaty to give notice of, coordinate and record its proposed use of radio frequency assignments and associated orbital locations with the ITU’s Radiocommunication Bureau.

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

Once the FCC’s new rules become effective, an operator may submit an ITU satellite network filing to the FCC for forwarding to the ITU prior to the operator filing a complete FCC license application. Submission of such an ITU filing will reserve for the operator a place in the FCC’s first come, first served licensing queue provided the operator posts a $500,000 bond. If the operator fails within two years to file a complete FCC license application for the orbital location, frequencies and polarization proposed in the ITU satellite network filing, the bond will be forfeited.

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

Intelsat S.A. is a holding company with 56 subsidiaries incorporated in the U.S., Luxembourg, Bermuda, Australia, Brazil, China, Hong Kong, Cayman Islands, France, Germany, Gibraltar, India, Ireland, Mexico, Singapore, South Africa, and the United Kingdom. All of the aforementioned subsidiaries are wholly-owned by us. A list of our subsidiaries as of December 31, 2015 is set forth in Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

We lease approximately 212,572 square feet of office space in McLean, Virginia for our permanent U.S. administrative headquarters and primary satellite operations center in a new building that was completed in June 2014. The building also houses the majority of our sales and marketing support staff and other administrative personnel. The lease for the building expires on July 31, 2029.

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

We also lease approximately 33,000 square feet in Bethesda, Maryland where the employees of our Intelsat General subsidiary were located. The lease expires on January 31, 2017. We have subleased 14,068 square of the space and continue to market for sublease the balance.

Our backup satellite operations center is located at a facility that we own in Long Beach, California, which includes approximately 68,875 square feet for administrative and operational facilities. We have entered into two lease agreements for 21,549 square feet with two third party tenants.

We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 54 owned and leased earth station and teleport facilities around the world, including 19 teleports that allows us to perform TT&C services.

The eight teleports in our ground network that we own are located in Hagerstown, Maryland, Ellenwood, Georgia, Castle Rock, Colorado, Fillmore, Napa and Riverside, California, Paumalu, Hawaii and Fuchsstadt, Germany. We lease facilities at 46 other locations for satellite and commercial operations worldwide. We also contract with the owners of some of these facilities for the provision of additional services. The locations of other earth stations in our ground network include Argentina, Australia, Bahrain, Canada, Chile, Colombia, Hong Kong, India, Israel, Italy, Kazakhstan, Kenya, Mongolia, the Netherlands, New Zealand, Nigeria, Peru, South Korea, South Africa, French Polynesia, Taiwan, Uruguay and the United Arab Emirates. Our network also consists of the leased communications links that connect the earth stations to our satellite operations center located at our McLean, Virginia location and to our back-up operations facility.

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

We lease office space in Luxembourg and London, England. Our Luxembourg office serves as the global headquarters for us and our Luxembourg parents and subsidiaries. Our London office houses the employees of Intelsat Global Sales and Marketing Ltd., our sales and marketing subsidiary, and administrative support, and functions as our global sales headquarters.

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

We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, the allowance for doubtful accounts, satellites and other property and equipment, business combinations, asset impairments, share-based compensation, income taxes and fair value measurements. There were no accounting policies adopted during 2014 or 2015 that had a material effect on our financial condition or results of operations.

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

Satellites and Other Property and Equipment

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from less than one year to 17 years as of December 31, 2015. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from ten to 15 years and service lives as high as 20 years. The useful depreciable lives of our satellites generally exceed the orbital design lives and are less than the service lives. Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

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

During the fourth quarter of 2015, our share price experienced a sustained reduction in trading values. Secondly, the trading values of our debt securities also showed sustained deterioration. This was also reflective of broader difficulties in the credit markets for high yield issuers. Finally, our annual business planning process which we undertook in the fourth quarter showed a decline in our forecasted results as compared to previous levels. Based on our examination of these and other qualitative factors, we concluded that further testing of goodwill was required.

Determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions require significant judgment and could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows, market comparisons, and recent transactions. These approaches use significant estimates and assumptions, including projected future cash flows (including timing), discount rates reflecting the risks inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.

The second step of the process requires us to calculate a hypothetical purchase allocation to compare the current implied value of the goodwill to the current carrying value of the goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit over the aggregate fair values of the individual assets, liabilities and identifiable intangibles. If the implied fair value of goodwill as described above exceeds recorded goodwill, there is no impairment. If the recorded goodwill exceeds the implied fair value, an impairment charge would be recorded for the excess. Furthermore, an impairment loss cannot exceed the amount of goodwill assigned to a reporting unit. After recognizing the impairment loss, the corresponding loss establishes a new basis in the goodwill. Subsequent reversals of goodwill impairment losses are not permitted under applicable accounting standards.

We determined the estimated fair value of our reporting unit using a discounted cash flow analysis, along with independent source data related to the comparative market multiples and, when available, recent transactions, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”). The discounted cash flows were derived from a five-year projection of cash flows plus a residual value, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital.

In estimating the undiscounted cash flows, we primarily used our internally prepared budgets and forecast information. The key assumptions included in our model were projected growth rates, cost of capital, effective tax rates, and industry and economic trends. A change in the estimated future cash flows or other assumptions could change our estimated fair values and result in future impairments. The result of our analysis resulted in a non-cash impairment charge of $4.2 billion, which is included within impairment of goodwill and other intangibles in the consolidated statement of operations.

The analysis was performed using information available at that time and was based on estimates of fair values of the assets and liabilities. We believe that the estimates and assumptions underlying the valuation methodologies are reasonable.

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

Assumptions and Approach Used. We determined the estimated fair value of our rights to operate at orbital locations by using the build-up method to determine cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. Under the build-up approach, the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location is calculated by first estimating the cash flows that typical market participants would assume could be available from the right to operate satellites using the subject location in a similar market. It is assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically start with the right to operate at an orbital location and build a new operation with similar attributes from the beginning. Thus the buyer/builder is considered to incur the start-up costs and losses typically associated with the going concern value and pay for all other tangible and intangible assets.

The key assumptions used in estimating the fair values of our rights to operate at our orbital locations included: (i) market penetration leading to revenue growth, (ii) profit margin, (iii) duration and profile of the build-up period, (iv) estimated start-up costs and losses incurred during the build-up period and (v) weighted average cost of capital.

In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the rights were expected to generate revenue, we assigned a value based upon independent source data for recent transactions relating to similar orbital locations, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC 820. We completed our analysis of our orbital locations in connection with the analysis of goodwill described above, and concluded that there was no impairment.

Trade Name. We have implemented the relief from royalty method to determine the estimated fair value of the Intelsat trade name. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate utilized in the relief from royalty approach, we considered comparable license agreements, operating earnings benchmark rule of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC 820.

The key assumptions used in our model to estimate the fair value of the Intelsat trade name included forecasted revenues, the tax rate and discount rate. A change in the estimated tax rates or discount rate could result in future impairments. We completed our analysis of the Intelsat trade name in connection with the analysis of goodwill described above and it resulted in an impairment of our trade name intangible of $5.2 million, which is included within impairment of goodwill and other intangibles in the consolidated statement of operations.

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

We regularly assess the likelihood that our deferred tax assets can be recovered. Under FASB ASC 740, a valuation allowance is required when it is more likely than not that all or a portion of the deferred tax asset will not be realized. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets.

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

Key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. The Society of Actuaries (“SOA”) issued new mortality and mortality improvement tables in 2014, and modified those tables in 2015. The new tables indicate raised life expectancies compared to previous mortality tables. Our December 31, 2015 valuation used mortality and improvement tables based on the SOA tables, adjusted to reflect (1) an ultimate rate of mortality improvement consistent with Social Security intermediate assumptions, and (2) a shorter transition period to reach the ultimate rate, which is consistent with historical patterns. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In April 2015, the FASB issued Accounting Standard Update (“ASU”) 2015-03, Interest—Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015, on a retrospective basis with early adoption allowed. Additionally, in August 2015, the FASB issued an amendment to this update to simplify the presentation of debt issuance costs to include line-of-credit arrangements. We elected to early adopt the amendments in the fourth quarter of 2015 and the adoption of ASU 2015-03 had an effect of a reduction in each other assets and long-term debt, net of current portion of $142.9 million and $121.7 million as of December 31, 2014 and 2015, respectively.

In November 2015, the FASB issued Accounting Standard Update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2016, on a prospective or retrospective basis with early adoption allowed. We elected to early adopt ASU 2015-17 on a prospective basis in the fourth quarter of 2015 and prior periods were not retrospectively adjusted.

In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-02, Leases to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

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

Pricing

Pricing of our services is based upon a number of factors, including, but not limited to, the region served by the capacity, the power and other characteristics of the satellite beam, the amount of demand for the capacity available on a particular satellite and the total supply of capacity serving any particular region. In 2013 and 2014, we experienced relatively stable global pricing trends, with unfavorable price trends in Africa and the Middle East. In 2015, pricing trends were stable to lower, especially in the second half of the year with respect to capacity used for network services applications, and to a lesser degree with respect to government applications. The most significant price reductions in 2015 were accompanied by high volume commitments. Increased supply is currently coming to regions beyond Africa and the Middle East, resulting in pricing pressure being experienced in many of our other regions. According to Euroconsult, the annual average price per transponder for C- and Ku- band capacity is forecasted to be on a slight downward trend globally from $1.56 million to $1.50 million per 36 MHz transponder over the period 2015 to 2020, reflecting increasing supply from new satellite entrants, among other factors.

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

Contracted Backlog

We benefit from strong visibility of our future revenues. Our contracted backlog is our expected future revenue under existing customer contracts, and includes both cancellable and non-cancellable contracts. Our contracted backlog was approximately $9.4 billion as of December 31, 2015, approximately 88% of which related to contracts that were non-cancellable and approximately 10% related to contracts that were cancellable subject to substantial termination fees. As of December 31, 2015, the weighted average remaining customer contract life was approximately 5 years. We currently expect to deliver services associated with approximately $1.8 billion, or approximately 20%, of our December 31, 2015 contracted backlog during the year ending December 31, 2016, of which $5.7 million is from our channel services, a product near the end of its lifecycle. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the backlog amount, is generally calculated as a percentage of the remaining backlog associated with the contract. In certain cases of breach for non-payment or customer financial distress or bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.

Our contracted backlog as of December 31, 2015 was as follows (in millions):

Period
2016	1,837.4
2017	1,396.3
2018	1,153.6
2019	940.8
2020	803.4
2021 and thereafter	3,243.6

Total	$9,375.1

Our contracted backlog by service type as of December 31, 2015 was as follows (in millions, except percentages):

Service Type	Amount	Percent
Transponder services	$7,729.0	82%
Managed services	1,418.5	15%
Off-network and other	214.4	2%
Channel	13.2	0%

Total	$9,375.1	100%

We believe this backlog and the resulting predictable cash flows in the FSS sector make our net cash provided by operating activities less volatile than that of typical companies outside our industry.

A.	Operating Results Years Ended December 31, 2014 and 2015

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Year Ended December 31, 2014 Compared to Year Ended December 31, 2015
	Year Ended December 31, 2014	Year Ended December 31, 2015	Increase (Decrease)	Percentage Change
Revenue	$2,472,386	$2,352,521	$(119,865)	(5)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	348,348	328,501	(19,847)	(6)
Selling, general and administrative	197,407	199,412	2,005	1
Impairment of goodwill and other intangibles	—	4,165,400	4,165,400	NM
Depreciation and amortization	679,351	687,729	8,378	1

Total operating expenses	1,225,106	5,381,042	4,155,936	NM

Income (loss) from operations	1,247,280	(3,028,521)	(4,275,801)	NM
Interest expense, net	944,787	890,279	(54,508)	(6)
Gain (loss) on early extinguishment of debt	(40,423)	7,061	47,484	NM
Other expense, net	(2,593)	(6,201)	3,608	NM

Income (loss) before income taxes	259,477	(3,917,940)	(4,177,417)	NM
Provision for income taxes	22,971	1,513	(21,458)	(93)

Net income (loss)	236,506	(3,919,453)	(4,155,959)	NM
Net income attributable to noncontrolling interest	(3,974)	(3,934)	(40)	(1)

Net income (loss) attributable to Intelsat	$232,532	$(3,923,387)	$(4,155,919)	NM

Cumulative preferred dividends	(9,917)	(9,919)	2	NM

Net income (loss) attributable to common shareholders	$222,615	$(3,933,306)	$(4,155,921)	NM

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Year Ended December 31, 2014	Year Ended December 31, 2015	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,779,458	$1,705,568	$(73,890)	(4)%
Managed services	415,269	405,330	(9,939)	(2)
Channel	58,669	38,872	(19,797)	(34)

Total on-network revenues	2,253,396	2,149,770	(103,626)	(5)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	171,637	160,063	(11,574)	(7)
Satellite-related services	47,353	42,688	(4,665)	(10)

Total off-network and other revenues	218,990	202,751	(16,239)	(7)

Total	$2,472,386	$2,352,521	$(119,865)	(5)%

Total revenue for the year ended December 31, 2015 decreased by $119.9 million as compared to the year ended December 31, 2014. By service type, our revenues decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $73.9 million, primarily due to a $76.3 million decline from network services customers, partially offset by a $10.5 million increase from media customers. The network services decline was mainly due to reduced volumes resulting from non-renewals of point-to-point connectivity and certain cellular backhaul services which are shifting to fiber alternatives, together with non-renewals and renewal pricing at lower rates for enterprise network services, and non-renewals of certain consumer broadband services which are migrating to the customer’s own satellite. The media increase resulted primarily from higher volumes of Direct-to-Home (“DTH”) services delivered in Latin America, offset in part by lower volumes due to certain North American customers migrating to new compression standards and single format distribution. The aggregate decrease also reflects $22.6 million in currency-related reductions of our contracts in Brazil and Russia, across our network services and media businesses. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services—an aggregate decrease of $9.9 million, largely due to an $8.2 million decrease in revenue from media customers for occasional use services and video solutions and a $3.3 million decrease in managed network services for our government applications. These decreases were partially offset by an increase of $2.5 million from network services customers.

•	Channel—an aggregate decrease of $19.8 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $11.6 million, primarily due to declines in the sales of off-network transponder services, largely related to government applications.

•	Satellite-related services—an aggregate decrease of $4.7 million, due in part to decreased revenue from government professional services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $19.8 million, or 6%, to $328.5 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The decrease was primarily due to the following:

•	a decrease of $11.8 million in staff-related expenses; and

•	a net decrease of $8.4 million reflecting declines in cost of off-network FSS capacity purchased, direct costs related to a joint venture and the cost of MSS capacity purchased.

Selling, General and Administrative

Selling, general and administrative expenses increased by $2.0 million, or 1%, to $199.4 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The increase was primarily due to the following:

•	an increase of $5.1 million in bad debt expense due to an expense of $2.2 million related to the Africa and Middle East regions as compared to a $3.5 million reduction in the prior year due to improved collections for that same region;

•	an increase of $3.6 million in professional fees; and

•	an increase of $3.6 million in development expense related to our antenna innovation initiatives; partially offset by

•	a decrease of $7.7 million in staff-related expenses; and

•	a $3.5 million decrease in litigation-related expenses due to expenses incurred in 2014 with no comparable amounts in 2015.

Impairment of Goodwill and Other Intangibles

Impairment of goodwill and other intangibles was $4.2 billion for the year ended December 31, 2015, with no comparable amounts in the year ended December 31, 2014. We recorded a non-cash impairment charge of $4.2 billion for goodwill and other intangibles during the year ended December 31, 2015, reducing goodwill from $6.8 billion to $2.6 billion, and reducing non-amortizable intangible assets from $2.46 billion to $2.45 billion as a result of our annual goodwill and trade name impairment analysis.

Depreciation and Amortization

Depreciation and amortization expense increased by $8.4 million, or 1%, to $687.7 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This decrease was primarily due to the following:

•	an increase of $23.6 million in depreciation expense resulting from the impact of satellites placed into service in late 2014 and 2015; partially offset by

•	a decrease of $8.0 million in amortization expense, largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering periods that expire over time, and acquired customer relationships, for which the value diminishes over time; and

•	a net decrease of $7.9 million in depreciation expense primarily due to ground assets that became fully depreciated in 2015.

Interest Expense, Net

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps were not designated as hedges for accounting purposes, and are no longer outstanding. Interest expense, net decreased by $54.5 million, or 6%, to $890.3 million for the year ended December 31, 2015, as compared to $944.8 million for the year ended December 31, 2014. The decrease in interest expense, net was principally due to the following:

•	a decrease of $37.8 million in interest expense primarily as a result of our debt redemption in 2014 (see—Liquidity and Capital Resources—Long-Term Debt); and

•	a decrease of $15.4 million resulting from higher capitalized interest of $86.3 million for the year ended December 31, 2015 as compared to $70.9 million for the year ended December 31, 2014, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $20.1 million for the year ended December 31, 2015. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Gain (Loss) on Early Extinguishment of Debt

Gain on early extinguishment of debt was $7.1 million for the year ended December 31, 2015 as compared to a loss of $40.4 million for the year ended December 31, 2014. The 2015 gain related to certain debt repurchases during the year (see Liquidity and Capital Resources—Long-Term Debt—2015 Debt Transactions). In connection with the repurchases, we recognized a gain on early extinguishment of debt of $7.1 million, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid, together with a write-off of unamortized debt issuance costs.

The 2014 loss related to the redemption of the 2019 Senior Notes (see Liquidity and Capital Resources—Long-Term Debt—2014 Debt Transactions). In connection with the redemption, we recognized a loss on early extinguishment of debt of $40.4 million, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

Other Expense, Net

Other expense, net was $6.2 million for the year ended December 31, 2015 as compared to $2.6 million for the year ended December 31, 2014. The increase of $3.6 million was primarily due to a $4.8 million increase in exchange rate losses, mainly related to our business conducted in Brazilian reais.

Provision for Income Taxes

Our income tax expense decreased by $21.5 million to $1.5 million for the year ended December 31, 2015 as compared to $23.0 million for the year ended December 31, 2014. The decrease in expense over the prior year was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries for the year ended December 31, 2015 compared to December 31, 2014.

Cash paid for income taxes, net of refunds, totaled $37.8 million and $26.3 million for the years ended December 31, 2014 and 2015, respectively.

Net Income (loss) Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A. for the year ended December 31, 2015 totaled $3.9 billion. Net loss increased from a comparable period of income in 2014 by $4.2 billion, reflecting the various items discussed above.

Cumulative Preferred Dividends

Cumulative preferred dividends declared during the years ended December 31, 2015 and December 31, 2014 were $9.9 million.

Net Income (loss) Attributable to Common Shareholders

Net loss attributable to common shareholders for the year ended December 31, 2015 totaled $3.9 billion. Net loss increased from a comparable period of income in 2014 by $4.2 billion, reflecting the various items discussed above.

Years Ended December 31, 2013 and 2014

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Year Ended December 31, 2013 Compared to Year Ended December 31, 2014
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

EBITDA

EBITDA consists of earnings before net interest, (gain) loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Net income (loss)	$(251,993)	$236,506	$(3,919,453)
Add (Subtract):
Interest expense, net	1,122,261	944,787	890,279
Loss (gain) on early extinguishment of debt	368,089	40,423	(7,061)
Provision for (benefit from) income taxes	(30,837)	22,971	1,513
Depreciation and amortization	736,567	679,351	687,729

EBITDA	$1,944,087	$1,924,038	$(2,346,993)

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

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Net income (loss)	$(251,993)	$236,506	$(3,919,453)

Add (Subtract):
Interest expense, net	1,122,261	944,787	890,279
Loss (gain) on early extinguishment of debt	368,089	40,423	(7,061)
Provision for (benefit from) income taxes	(30,837)	22,971	1,513
Depreciation and amortization	736,567	679,351	687,729

EBITDA	1,944,087	1,924,038	(2,346,993)

Add (Subtract):
Compensation and benefits (1)	25,711	22,921	26,235
Management fees (2)	64,239	—	—
Non-recurring and other non-cash items (3)	(606)	11,723	9,877
Impairment of goodwill and other intangibles (4)	—	—	4,165,400

Adjusted EBITDA	$2,033,431	$1,958,682	$1,854,519

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with the 2008 MFA. In connection with the IPO in April 2013, the 2008 MFA was terminated.
(3)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities in 2014 and 2015; expenses related to the IPO in 2013; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; non-recurring litigation expenses in 2014; severance and retention payments; expenses associated with the relocation of our U.S. administrative headquarters and primary satellite operations center in 2014; expenses associated with the relocation of our government business subsidiary to our U.S. administrative headquarters facility in 2015; the total impairment of an immaterial investment in 2013; and other various non-recurring expenses. These costs were partially offset by a gain on satellite insurance recoveries in 2013; non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts for 2013 to 2015; and adjustments to certain vendor payments in 2013.
(4)	Reflects a non-cash goodwill and other intangibles impairment charge due to our annual impairment test which indicated that both our goodwill and our non-amortizable intangible trade name asset exceeded their estimated fair value.

B.	Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At December 31, 2015, our total indebtedness was $14.6 billion. Our interest expense for the year ended December 31, 2015 was $890.3 million, which included $20.1 million of non-cash interest expense. We also expect to make significant capital expenditures in 2016 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At December 31, 2015, cash and cash equivalents were approximately $171.5 million and Intelsat Jackson had $488.7 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($970.3 million and $894.5 million in 2014 and 2015, respectively) and significant capital expenditures ($645.4 million and $724.4 million in 2014 and 2015, respectively).

Our total capital expenditures are expected to range from $725 million to $800 million in 2016, $625 million to $700 million in 2017 and $425 million to $525 million in 2018. We received $130.7 million of significant customer prepayments under our customer service contracts in 2015.

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

In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend that was paid to holders of our Series A Preferred Shares in four installments through May 2015, in accordance with the terms of the Series A Preferred Shares. In June 2015, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four installments through May 2016, again in accordance with the terms of the Series A Preferred Shares.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Net cash provided by operating activities	$716,892	$1,046,170	$910,031
Net cash used in investing activities	(134,061)	(645,250)	(749,354)
Net cash used in financing activities	(516,523)	(519,003)	(102,986)
Net change in cash and cash equivalents	60,305	(124,643)	48,394

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $136.1 million to $910.0 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014. The primary drivers of the year-over-year decrease in net cash provided by operating activities were lower cash inflows related to lower customer prepayments received under our long-term service contracts, higher cash outflow from other long-term liabilities and lower cash inflow related to receivables. During the year ended December 31, 2015, cash flows from operating activities reflected a $51.8 million cash inflow related to deferred revenue for customer prepayments received under our long-term service contracts, partially offset by a $34.6 million outflow due to the timing of cash collections on receivables, a $28.1 million outflow in other long-term liabilities related to the release of an income tax reserve, a $25.8 million outflow primarily due to timing of payments for third party capacity, and a $20.7 million outflow related to accrued retirement benefits, primarily due to of employer contributions to our defined benefit retirement plan in 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $104.1 million to $749.4 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This increase was primarily due to $78.9 million higher capital expenditures in 2015 as compared to 2014, and a $25.0 million purchase of a cost method investment also in 2015.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $416.0 million to $103.0 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The year ended December 31, 2015 included $496.8 million in repayments of long-term debt, which primarily included a $479.0 million repayment of the Intelsat Jackson Secured Credit Facilities and the repurchase of 2018 Luxembourg Notes as discussed in “—Long-Term Debt—2015 Debt Transactions, partially offset by $430.0 million in proceeds from our Intelsat Jackson Secured Credit Facilities. During the year ended December 31, 2014, cash flows from financing activities primarily reflected $610.4 million in repayments of long-term debt, which primarily included a $500.0 million repayment of the Intelsat Jackson 8  1⁄2% Senior Notes due 2019 as discussed in “—Long-Term Debt—2014 Debt Transactions, as well as $135.0 million in proceeds from our Intelsat Jackson Secured Credit Facilities.

Long-Term Debt

This section describes the changes to our long-term debt during the years ended December 31, 2013, 2014 and 2015. For detail regarding our outstanding long-term indebtedness as of December 31, 2015, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Senior Secured Credit Facilities

Intelsat Jackson Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which provided for a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility was available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2015, Intelsat Jackson had $488.7 million (net of standby letters of credit) of availability remaining thereunder.

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

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

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

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.58 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.59 to 1.00 as of December 31, 2015. In the event we were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, we would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2015 Debt Transactions

2015 Intelsat Luxembourg Notes Repurchases

During the fourth quarter of 2015, we repurchased $25.0 million aggregate principal amount of the 2018 Luxembourg Notes. In connection with these repurchases, we recognized a gain on early extinguishment of debt of $7.1 million in the fourth quarter of 2015, consisting of the difference between the carrying value of the debt purchased and the total cash amount paid, and a write-off of unamortized debt issuance costs.

2014 Debt Transactions

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all of the outstanding $500.0 million aggregate principal amount of its 8  1⁄2% Senior Notes due 2019. In connection with the redemption of these notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

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

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of the 2018 Luxembourg Notes, $2.0 billion aggregate principal amount of 7  3⁄4% Senior Notes due 2021 and $1.0 billion aggregate principal amount of 8  1⁄8% Senior Notes due 2023. The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11  1⁄2 / 12  1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of its outstanding 11  1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

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

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5  1⁄2% Senior Notes due 2023 and $635.0 million aggregate principal amount of 6  5⁄8 % Senior Notes due 2022. The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014. The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Significant Intercompany Transaction

During the third quarter of 2015, our subsidiary, Intelsat Jackson, declared and paid a dividend of $360 million in cash to its parent, Intelsat Luxembourg, also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. Interest on the Intercompany Loan is payable on April 1 of each calendar year, commencing with the calendar year 2016. The Intercompany Loan is prepayable by Intelsat Jackson in whole or in part at any time.

Satellite Performance Incentives

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is accreted as interest expense is recorded based on the passage of time and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability as of December 31, 2014 and 2015 was $184.3 million and $181.6 million, respectively.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. The following table compares our satellite-related capital expenditures to total capital expenditures from 2011 through 2015 (in thousands).

Year	Satellite-Related Capital Expenditures	Total Capital Expenditures

2011	$792,760	$844,688
2012	793,451	866,016
2013	542,942	600,792
2014	566,716	645,424
2015	657,656	724,362

Total	$3,353,525	$3,681,282

Our capital expenditure guidance for the periods 2016 through 2018 (the “Guidance Period”) forecasts capital expenditures for ten satellites which are in the manufacturing and design phase, or recently launched, during the Guidance Period. On January 27, 2016, we successfully launched IS-29e, the first of the Intelsat EpicNG high throughput satellites. IS-29e is expected to provide our customers with higher performance, better economics and easier accessibility, allowing our customers to use satellite solutions in larger and faster growing applications, such as wireless infrastructure and mobility applications. IS-29e is expected to be put in service by the second quarter of 2016. IS-29e, a replacement satellite, will enable our customers to extend the reach of their networks and provide high quality, fast, reliable connectivity. We expect to launch six additional satellites during the Guidance period, three of which are expected to be launched in the 2016. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at 2016 year end. We expect our capital expenditures to range from $725 million to $800 million in 2016. For 2017, we anticipate capital expenditures to range from $625 million to $700 million. For 2018, we anticipate capital expenditures to range from $425 million to $525 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

In the past, we received significant customer prepayments under our existing customer service contracts. We contracted for these prepayments in an effort to balance our growth and delevering objectives. Significant prepayments received in 2015 totaled $130.7 million. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2013, 2014 and 2015, our Brazilian customers represented approximately 4.6%, 4.9% and 4.2% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

We recorded foreign currency exchange losses of $6.0 million, $6.6 million and $11.4 million for the years ended December 31, 2013, 2014 and 2015, respectively. The loss in each year was primarily attributable to the conversion of our Brazilian reais receivables and cash balances held in Brazil, and was net of other working capital account balances translated into U.S. dollars at the exchange rates in effect on the last day of the applicable year or, with respect to exchange transactions effected during the year, at the time the exchange transactions occurred.

C.	Research and Development, Patents and Licenses

During the year ended December 31, 2015, we incurred $8.6 million for development activities. In addition, a few isolated patent initiatives have been conducted for the innovation efforts of the Company, resulting in $0.2 million of expenses for the year ended December 31, 2015. Further, Intelsat personnel regularly engage in activities that are intended to result in new or improved functions, performance, or quality related to our network, teleports and satellites.

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

We have a revenue sharing agreement with JSAT International, Inc. (“JSAT”) related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° E). (See Note 8(a)—Investments—Horizons Holdings). As of the first quarter of 2015, all amounts due under the guarantee had been paid, and no remaining exposure exists.

At December 31, 2015, we also had an off-balance sheet commitment of $14.5 million, which we expect to pay through 2017 for development activities.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and capital and certain other commitments as of December 31, 2015, and the expected year of payment (in thousands):

	Payments due by year
Contractual Obligations (1)	2016	2017	2018	2019	2020	2021 and thereafter	Other	Total
Long-Term debt obligations
Intelsat S.A. and subsidiary notes and credit facilities—principal payment	$—	$—	$475,000	$4,595,000	$2,200,000	$7,425,000	$—	$14,695,000
Intelsat S.A. and subsidiary notes and credit facilities—interest payment (2)	937,206	935,849	918,924	789,197	676,469	822,688	—	5,080,333
Operating lease obligations	15,057	13,868	13,451	13,370	12,825	119,183	—	187,754
Sublease rental income	(580)	(62)	(46)	(48)	(37)	(181)	—	(954)
Horizons-3 Satellite LLC Capital Contributions (3)	14,000	21,700	36,400	—	—	—	—	72,100
Purchase obligations (4)	557,173	401,017	200,443	116,054	45,255	136,754	—	1,456,696
Other long-term liabilities (including interest) (5)	35,321	30,170	25,899	24,020	23,947	133,091	—	272,448
Income tax contingencies (6)	—	—	—	—	—	—	40,248	40,248

Total contractual obligations	$1,558,177	$1,402,542	$1,670,071	$5,537,593	$2,958,459	$8,636,535	$40,248	$21,803,625

(1)	Obligations related to our pension and postretirement medical benefit obligations are excluded from the table. We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. In the first quarter of 2015, we amended the defined benefit retirement plan to cease the accrual of additional benefits for the remaining active participants effective March 31, 2015. During the year ended December 31, 2015, we made cash contributions to the defined benefit retirement plan of $16.4 million. We do not anticipate additional contributions to the defined benefit retirement plan in 2016. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2016 will be approximately $4.3 million. See Note 7—Retirement Plans and Other Retiree Benefits to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Represents estimated interest payments to be made on our fixed and variable rate debt and fees owed in connection with our senior secured credit facilities and letters of credit. Interest payments for variable rate debt and incentive obligations have been estimated based on the current interest rates.
(3)	See Note 10(b)—Investments—Horizons-3 Satellite LLC.
(4)	Includes satellite construction and launch contracts, estimated payments to be made on performance incentive obligations related to certain satellites that are currently under construction, vendor contracts and customer commitments.
(5)	Represents satellite performance incentive obligations related to satellites that are in service (and interest thereon). Also, excludes future commitments related to our interest rate swaps.
(6)	The timing of future cash flows from income tax contingencies cannot be reasonably estimated and therefore are reflected in the other column. See Note 14—Income Taxes to our consolidated financial statements included elsewhere in this Annual Report for further discussion of income tax contingencies.

Satellite Construction and Launch Obligations

As of December 31, 2015, we had approximately $1.2 billion of expenditures remaining under our existing satellite construction contracts and satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2015, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

See Item 4B—Business Overview—Our Network—Satellite Systems—Satellites on Order for details relating to certain of our satellite construction and launch contracts.

Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities. These leases contain escalation provisions for increases. As of December 31, 2015, minimum annual rentals of all leases (net of sublease income on leased facilities), totaled approximately $186.8 million, exclusive of potential increases in real estate taxes, operating assessments and future sublease income.

Customer and Vendor Contracts

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily related to the operation of certain of our satellites. As of December 31, 2015, we had commitments under these customer and vendor contracts which totaled approximately $215.3 million related to the provision of equipment, services and other support.

G.	Safe Harbor

See the section entitled “Forward-looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our current executive officers and directors are as follows:

Name	Age	Position
David McGlade	55	Executive Chairman, Intelsat S.A.
Stephen Spengler	56	Director and Chief Executive Officer, Intelsat S.A.
Jacques Kerrest	69	Executive Vice President & Chief Financial Officer, Intelsat S.A.
Michelle Bryan	59	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, Intelsat S.A.
Thierry Guillemin	56	Executive Vice President and Chief Technical Officer, Intelsat Corporation
Kurt Riegelman	52	Senior Vice President, Sales and Marketing, Intelsat Corporation
Michael J. DeMarco	45	Senior Vice President, Operations, Intelsat Corporation
Justin Bateman	42	Director, Intelsat S.A.
Robert Callahan	64	Director, Intelsat S.A.
John Diercksen	66	Director, Intelsat S.A.
Egon Durban	42	Director, Intelsat S.A.
Edward A. Kangas	71	Director, Intelsat S.A.
Simon Patterson	42	Director, Intelsat S.A.
Raymond Svider	53	Director, Intelsat S.A.

The following is a brief biography of each of our executive officers and directors:

Mr. McGlade became the Chief Executive Officer and Chairman of the board of directors of Intelsat S.A. in April 2013 and served as Chief Executive Officer and Deputy Chairman of the board of directors of Intelsat S.A. from July 2011 to April 2013. On April 1, 2015, Mr. McGlade transitioned to the role of Executive Chairman of Intelsat S.A. and resigned as Chief Executive Officer. Mr. McGlade had been the Chief Executive Officer of Intelsat Investments S.A. from April 2005 and was Deputy Chairman of the board of directors of Intelsat Investments S.A. from August 2008 until May 2013. Prior to that, Mr. McGlade was the Chief Executive Officer of O2 UK, the largest subsidiary of O2 plc and a leading U.K. cellular telephone company, a position he took in October 2000. He was also an Executive Director of O2 plc. During his tenure at O2 UK and O2, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade is currently a director of Skyworks Solutions, Inc. Mr. McGlade holds a Bachelor of Arts degree from Rutgers University. Mr. McGlade’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Spengler became the Chief Executive Officer of Intelsat S.A. on April 1, 2015, and became a director of Intelsat S.A. in October, 2015, and from December 16, 2015 to January 31, 2016, he has also served as Acting Chief Financial Officer. Prior to April 2015, Mr. Spengler served as Deputy Chief Executive Officer of Intelsat S.A. from December 2014, and prior to that he served as President and Chief Commercial Officer of Intelsat Corporation from March 2013. Mr. Spengler also served as Executive Vice President Sales, Marketing and Strategy of Intelsat Corporation from February 2008 to March 2013. From July 2006 to February 2008, he served as Intelsat Corporation’s Senior Vice President, Europe, Middle East, Africa and Asia Pacific Sales. From February 2006 to July 2006, Mr. Spengler served as Acting Senior Vice President Sales & Marketing of Intelsat Global Service Corporation, leading Intelsat S.A.’s global marketing and sales organizations immediately prior to the acquisition of PanAmSat Corporation. From July 2003 to February 2006, he served as Vice President, Sales, Network Services & Telecom of Intelsat Global Service Corporation. Before joining Intelsat, Mr. Spengler held various positions in the telecommunications industry, including Senior Vice President of Global Sales, Broadband Access Networks, at Cirronet, Inc., Vice President for Sales and Marketing at ViaSat Satellite Networks, Regional Sales Director for Satellite Networks in Europe, Middle East and Africa for Scientific-Atlanta Europe based in London, and sales and marketing positions at GTE Spacenet and GTE Corporation. Mr. Spengler received his Bachelor of Arts degree from Dickinson College in Carlisle, Pennsylvania, and his Master’s in Business Administration from Boston University in Massachusetts. Mr. Spengler’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Kerrest became the Executive Vice President and Chief Financial Officer of Intelsat S.A. on February 1, 2016. Prior to this, Mr. Kerrest served as President of DPC Data Inc., a data products and specialized data services company, from July 2014 to February 2016, and has been serving as a director of the company since 2011. From 2008 to 2011, Mr. Kerrest served as Chief

Financial Officer and Chief Operating Officer of ActivIdentity Corporation, an identity assurance provider. He also served as the Chief Financial Officer of Virgin Media plc, the second largest communications company in the United Kingdom, from 2004 to 2008. Prior to 2004, Mr. Kerrest held the role of Chief Financial Officer at companies including Equant Inc., Harte-Hanks, Inc., Chancellor Broadcasting Company and Positive Communications. Mr. Kerrest received his Masters of Science Degree from Faculte Des Sciences Economiques in Paris, France, and a Masters of Business Administration from Institut D’Etudes Politiques De Paris in Paris, France as well as the Thunderbird School of Global Management in Glendale, Arizona. Mr. Kerrest’s business address is 4, rue albert Borschette, L-1246 Luxembourg.

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

Mr. Guillemin became the Executive Vice President and Chief Technical Officer of Intelsat Corporation in March 2013. Prior to that, Mr. Guillemin served as Senior Vice President and Chief Technical Officer of Intelsat Corporation since February 2008, with responsibility for customer operations, space systems management and planning, and satellite operations. From July 2006 to February 2008, he served as Intelsat Corporation’s Vice President of Satellite Operations & Engineering, in which role he was responsible for the service availability of Intelsat’s entire in-orbit fleet of satellites (combined with PanAmSat’s). From July 2005 to July 2006, Mr. Guillemin served as Vice President of Satellite Engineering & Program Management of Intelsat Global Service Corporation, and from January 2003 to July 2005, he served as Senior Director of Satellite Operations. He has over 30 years’ experience in the satellite industry, in disciplines including spacecraft development, launch and operations. Mr. Guillemin earned a Master’s Degree in Space Engineering from the École Nationale Superieure de l’Aeronautique et de l’Espace in Toulouse, France. Mr. Guillemin’s business address is 7900 Tysons One Place, McLean, VA 22102, United States.

Mr. Riegelman became the Senior Vice President, Sales and Marketing of Intelsat Corporation in April 2015. Prior to that, Mr. Riegelman served as Senior Vice President, Global Sales, with responsibility over Intelsat’s global sales team and overseeing Intelsat’s largest customer relationships across the media, broadband and mobility sectors. From 2006 to 2008, he served as Vice President of Americas Sales, a role for which he was responsible for the integration of the combined sales team following Intelsat’s merger with PanAmSat. From 1998 to 2006, he led the Americas and North America sales team of PanAmSat. Mr. Riegelman holds a Bachelor of Science degree from California State University and a Masters in Business Administration in International Marketing from Loyola Marymount University in California. Mr. Riegelman’s business address is 7900 Tysons One Place, McLean, VA 22102, United States.

Mr. DeMarco became the Senior Vice President, Operations of Intelsat Corporation in April 2015. Prior to that, Mr. DeMarco served as Senior Vice President, Marketing and Solutions Development, with responsibility for product management, marketing, customer solutions engineering and asset management functions. From 2006 to 2009, he served as Intelsat Corporation’s Vice President of Media Services, a role in which he was responsible for the re-launch of Intelsat’s media product portfolio. He has held roles of increasing responsibility within the company, serving as Vice President of Core Video Services, Senior Director of Business Operations, and Director of Product Finance at PanAmSat prior to its 2006 merger with Intelsat. Mr. DeMarco earned a Bachelor of Science Degree in Finance and a Masters of Business Administration from Fairfield University in Connecticut. Mr. DeMarco’s business address is 7900 Tysons One Place, McLean, VA 22102, United States.

Mr. Bateman became a director of Intelsat S.A. in July 2011. Mr. Bateman was a director of Intelsat Investments S.A. from August 2008 to May 2013. Mr. Bateman is a Managing Partner of BC Partners based in its New York office, the investment arm of which he co-established in early 2008. He initially joined BC Partners’ London office in 2000 from PricewaterhouseCoopers, where he spent three years in Transaction Services working on due diligence projects for both financial investors and corporate clients. In 2002/2003 he left BC Partners to complete his MBA at INSEAD before rejoining its London office. Mr. Bateman serves on the board of Teneo Global LLC, and has previously served on the boards of Office Depot, Inc., MultiPlan, Inc. and Suddenlink Communications. He has a degree in economics from the University of Cambridge in the UK. Mr. Bateman’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

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

Mr. Diercksen became a director of Intelsat S.A. in September 2013. In December 2015, Mr. Diercksen became the Chief Executive Officer of Beachfront Wireless. Mr. Diercksen also serves as a Senior Advisor at LionTree Investment Advisors, addressing financial, operational and management services with client business development. Previously, Mr. Diercksen retired from Verizon Communications as an executive vice president in September 2013, with responsibility for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures. At Verizon, he previously held the position of executive vice president, strategy, development and planning and was instrumental in forging Verizon’s strategy of technology investment, including repositioning its assets through the acquisition of spectrum. Earlier in his career, Mr. Diercksen held a number of senior financial and leadership positions at Verizon, Bell Atlantic, and NYNEX, among other companies. Mr. Diercksen also serves on the boards of Harman International Industries and Popular, Inc. Mr. Diercksen holds an MBA from Pace University and a Bachelor of Business Administration in finance from Iona College. Mr. Diercksen’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Durban became a director of Intelsat S.A. in July 2011. Mr. Durban was a director of Intelsat Investments S.A. From February 2008 to May 2013, Mr. Durban is a Managing Partner and Managing Director of Silver Lake. Mr. Durban joined Silver Lake in 1999 as a founding principal, has worked in the firm’s Menlo Park and New York offices and set-up and then oversaw the firm’s London office from 2005 to 2010. Mr. Durban serves on the board of directors of Dell, Inc. and Motorola Solutions, Inc. and on the Executive Committee of William Morris Endeavor Entertainment, LLC. Previously, he served on the boards of NXP Semiconductors N.V., MultiPlan, Inc. and Skype Global S.à r.l., where he also served as the Chairman of its Operating Committee. Earlier, Mr. Durban worked in Morgan Stanley’s Corporate Finance, Technology and Equity Capital Markets Group. Mr. Durban graduated from Georgetown University with a B.S. in Finance. Mr. Durban’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Kangas became a director of Intelsat S.A. in July 2012. Mr. Kangas serves as Lead Director of Tenet Healthcare Corporation. He also served as Non-Executive Chairman of Tenet Healthcare Corporation (and member of the Compensation Committee) from 2003 to 2015. Mr. Kangas also serves as the Non-Executive Chairman of United Technologies Corporation (and member of the Compensation and Audit Committees), and serves as a member of the board of directors of Hovnanian Enterprises, Inc. (and member of the Compensation, Audit and Governance and Nominating Committees) and EGS Global Systems. Mr. Kangas formerly served as Chairman of the board of directors of Oncology Therapeutics Network, and as a director of Intuit, Inc., Allscripts Healthcare Solutions, Inc., Eclipsys Corp. and Electronic Data Systems Corp. Mr. Kangas previously served as Global Chairman and Chief Executive Officer of Deloitte, Touche, Tohmatsu from 1989 to 2000. He also served as the managing partner of Deloitte & Touche (USA) from 1989 to 1994. Mr. Kangas holds a bachelor’s degree in business and an MBA from the University of Kansas and is a Certified Public Accountant. Mr. Kangas also qualifies as an audit committee financial expert. Mr. Kangas’ business address is 4, rue Albert Borschette, L-1246 Luxembourg.

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

Mr. Svider became a director of Intelsat S.A. in July 2011. Prior to April 2013, Mr. Svider also served as Chairman of the board of directors. Mr. Svider was a director of Intelsat Investments S.A. from February 2008 to May 2013 and became the Chairman of the board of directors of Intelsat S.A. in May 2008. Mr. Svider has been Co-Chairman of BC Partners since December 2008 and has been a Managing Partner of BC Partners since 2003. He joined BC Partners in 1992 in Paris before moving to London in 2000 to lead its investments in the technology and telecommunications industries. Over the years, Mr. Svider has participated in or led a variety of investments, including Tubesca, Nutreco, UTL, Neopost, Polyconcept, Neuf Telecom, Unity Media/Tele Columbus, Office Depot Inc., ATI Enterprises, MultiPlan, Inc., Suddenlink Communications, Accudyne Industries, Teneo Global LLC and PetSmart. He is currently on the board of Suddenlink Communications, Accudyne Industries, Teneo Global LLC and PetSmart. Prior to joining BC Partners, Mr. Svider worked in investment banking at Wasserstein Perella in New York and Paris, and at the Boston Consulting Group in Chicago. Mr. Svider holds a Master of Business Administration from the University of Chicago and a Master of Science in Engineering from both École Polytechnique and École Nationale Superieure des Telecommunications in France. Mr. Svider’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

B.	Compensation of Executive Officers and Directors

This section sets forth (i) the compensation and benefits provided to our executive officers and directors for 2015, (ii) a brief description of the bonus program in which our executive officers participated in 2015, (iii) the total amounts set aside or accrued in 2015 for pension, retirement and similar benefits for our executive officers, and (iv) the number, exercise price and expiration date of share option grants made during 2015.

2015 Compensation

For 2015, our executive officers received total compensation, including base salary, bonus, non-equity incentive compensation, contributions to the executive officer’s account under our 401(k) plans and other retirement plans and certain perquisites, equal to $13.8 million in the aggregate.

Annual Cash Bonuses

In April 2013 our board of directors adopted, and our shareholders approved, a new Bonus Plan, which became effective immediately prior to the consummation of the IPO (the “Bonus Plan”). The Bonus Plan provides that certain of our and our subsidiaries’ employees, including the executive officers, may be awarded cash bonuses based on the attainment of specific performance goals and business criteria established by our board of directors for participants in the Bonus Plan. The goals and criteria for the 2015 fiscal year included certain financial metrics, including revenue and adjusted EBITDA targets, as well as certain business development metrics, all as defined by the compensation committee. The bonus target percentages for our executives are set forth in their respective employment agreements. Awards for the subject year are determined based upon completion of the audited consolidated financial statements for that year. The Bonus Plan is a discretionary plan and the compensation committee retains the right to award compensation absent the attainment of performance criteria.

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

Pension, Retirement and Similar Benefits

Our executive officers participate in a tax-qualified 401(k) plan on the same terms as our other employees. Our executive officers also participate in the Intelsat Excess Benefit Plan, a nonqualified retirement plan under which our executive officers and certain key employees receive additional contributions to address limitations placed on contributions under the tax-qualified 401(k) plan. Under the terms of his employment agreement, Mr. McGlade is provided with certain retiree medical benefits that are not otherwise provided to participants under the terms of our medical plan. Additionally, until April 1, 2015, for U.S.-based employees hired prior to July 19, 2001, we maintained the Intelsat Staff Retirement Plan, which is a tax-qualified defined benefit pension plan. Mr. Guillemin is the only executive officer who was eligible to participate in this plan. The benefits under the plan are calculated based upon a set of formulae that take into account the participant’s hire date, years of service and average compensation. Effective April 1, 2015, the pension plan was frozen and no additional benefits accrued to participants after March 31, 2015. The aggregate amount of the employer contributions to the 401(k) plans and the Intelsat Excess Benefit Plan for our executive officers during 2015 was $200,373. The change in the actuarial present value of accumulated benefits under the Intelsat Staff Retirement Plan for Mr. Guillemin in 2015 was $4,996 and the total present value of Mr. McGlade’s post-retirement medical benefits was $256,201.

Employment Agreements and Severance Protection

We have entered into employment agreements with each of our executive officers, including Mr. Kerrest, who was appointed as our Executive Vice President and Chief Financial Officer effective February 1, 2016, following the resignation of our former Chief Financial Officer, Mr. McDonnell, effective December 16, 2015. Pursuant to these agreements and certain amendments thereto, Mr. Spengler served as Deputy Chief Executive Officer from November 2014 through March 31, 2015 and effective April 1, 2015 became Chief Executive Officer. Concurrent with the effective date of Mr. Spengler assuming the position of Chief Executive Officer, Mr. McGlade became Executive Chairman. Among other things, the employment agreements provide for minimum base salary, bonus eligibility and severance protection in the event of involuntary terminations of employment. Specifically, under the employment agreements, if the executive officer’s employment is terminated by us without cause or if the officer resigns for good reason (in either case as defined in the executive officer’s respective employment agreement), then, subject to the executive officer’s execution of a release of claims and compliance with certain restrictive covenants, the executive officer will be paid a severance amount on the sixtieth day after such termination of employment equal to the product of (x) the sum of the executive officer’s annual base salary and target annual bonus as in effect on the date of such termination of employment, multiplied by (y) a severance multiplier equal to 2.0 in the case of Mr. Spengler, 1.5 in the case of Messrs. Kerrest and Guillemin and Ms. Bryan, and 1.0 in the case of Messrs. Riegelman and DeMarco. In the case of Mr. McGlade, his severance amount is fixed at a severance multiplier equal to 2.0 times the sum of his annual base salary and target bonus as in effect on April 1, 2015. In addition, the executive officer will be paid a prorated target bonus for the year of the officer’s termination of employment based on actual results and the portion of the fiscal year the executive officer was employed. The employment agreement for Mr. McGlade further provides that, in the event a “golden parachute” excise tax under Section 4999 of the Code is imposed on any compensation or benefits received in connection with a change of control, and our shares are readily tradable on an established securities market or otherwise at such time, the executive officer will be entitled to an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

Director Compensation

We provide non-executive independent members of the board with compensation (including equity based compensation) for their service on the board and any committees of the board. Our board has adopted a director compensation policy applicable to each director (an “outside director”) who is neither our employee nor nominated by any entity that (i) receives a management or monitoring fee from the Company or any subsidiary or (ii) beneficially owns or is part of a group that beneficially owns at least fifty percent (50%) of voting shares of the Company. The director compensation policy provides that each outside director receives an annual board cash retainer of $75,000 (the “basic cash retainer”). The chairperson of the Audit Committee receives an annual cash retainer of $22,500 and each other member of the Audit Committee receives an annual cash retainer of $15,000. The chairperson of the Compensation Committee receives an annual cash retainer of $17,500 and each other member of the Compensation Committee receives an annual cash retainer of $10,000. At such time as our board of directors has a Nominating and Corporate Governance Committee, the chairperson of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $10,000 and each other member of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $5,000. In addition, each outside director receives an annual restricted stock unit award (pursuant to the 2013 Equity Plan) with a grant date value of approximately $125,000 that vests on the first anniversary of the date of grant, subject to continued service on the board of directors on such vesting date, and subject to such other terms and conditions as established by the board of directors from time to time.

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

Other than the severance protection provided under the employment agreements of Messrs. McGlade and Spengler described above, no directors are party to service contracts with the Company providing for benefits upon termination of employment or service.

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

Equity Grants issued during 2015

In 2015, we granted a total of 529,200 restricted stock units to our executive officers as a group and 36,945 restricted stock units to our independent directors pursuant to the 2013 Equity Plan (—see Equity Compensation Plans below). These units included both time-vesting restricted stock units as well as performance-based restricted stock units which vest on the basis of achievement of certain financial metrics.

Also granted in 2015 were options to purchase a total of 310,000 common shares to our executive officers as a group. These options had an exercise price of $3.77 per share, vest with the passage of time over two years, and expire in December 2025. Additionally, the Company approved the repricing of certain outstanding options grants of executive officers. Specifically, the following option repricing was approved: (a) the awards of options to purchase Company shares with respect to 336,815 shares held by the executive officers as a group, were amended to change the previous exercise price of $18.00 to $3.77 per share; (b) the awards of options to purchase Company shares with respect to 278,615 shares held by the executive officers as a group, were amended to change the previous exercise price of $27.00 to $3.77 per share, subject to approval by the shareholders of the Company at the annual general meeting of shareholders to be held in June 2016; and (c) in January 2016, the award of options to purchase Company shares with respect to 700,000 shares held by Mr. McGlade was amended to change the exercise price of $18.00 to $4.16 per share. In each case, these options were already vested and there were no changes to the vesting, expiration or any other terms of the outstanding awards.

In addition, in connection with his hiring in February 2016, Mr. Kerrest was awarded a grant of options to purchase 200,000 common shares, at an exercise price of $3.29 per share, that vest with the passage of time in equal installments over three years and expire in February 2026.

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

2013 Equity Incentive Plan

In connection with the IPO, we established the Intelsat S.A. 2013 Equity Incentive Plan. Any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of the Company or any of our subsidiaries or their respective affiliates, are eligible for awards under the 2013 Equity Plan. The compensation committee has the authority to determine who is granted an award under the 2013 Equity Plan, and it has delegated authority to the Chief Executive Officer of the Company to make awards to individuals below the executive officer level, subject to reporting such awards to the compensation committee at the next following committee meeting.

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

Board Leadership Structure

Our board of directors consists of nine directors. Our articles of incorporation provide that our board of directors shall consist of not less than three directors and not more than 20 directors. Under Luxembourg law, directors are appointed by the general meeting of shareholders for a period not exceeding six years or until a successor has been elected. Our board is divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their term expires. Messrs. Kangas, Patterson and Diercksen are serving as Class III directors for a term expiring in 2016. Messrs. Svider, Durban and Bateman are serving as Class I directors for a term expiring in 2017. Messrs. Spengler, McGlade and Callahan are serving as Class II directors for a term expiring in 2018. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. Mr. McGlade serves as the Chairman of our board of directors.

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

D.	Employees

As of December 31, 2015, we had 1,069 full-time regular employees. These employees consisted of:

•	574 employees in engineering, operations and related information systems;

•	186 employees in finance, legal and other administrative functions;

•	221 employees in sales, marketing and strategy; and

•	88 employees in support of government sales and marketing.

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

The percentage of beneficial ownership set forth below is based on approximately 107,634,528 common shares issued and outstanding as of February 12, 2016. All common shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is c/o Intelsat S.A., 4, rue Albert Borschette, L-1246 Luxembourg.

	Common Shares Beneficially Owned (1)
Name of Beneficial Owner:	Number	Percentage
Serafina S.A.(2)(14)	62,962,644	58.5%
Silver Lake Group, L.L.C. (3)(4)(14)	14,119,665	13.1%
SLP III Investment Holdings S.à r.l. (4)(14)	13,892,905	12.9%
Entities affiliated with Fidelity (5)	9,296,200	8.6%
David McGlade (6)(14)	3,938,914	3.6%
Stephen Spengler (7)	343,256	*
Jacques Kerrest (8)	—	*
Michelle Bryan (9)	107,849	*
Thierry Guillemin (10)	86,793	*
Kurt Riegelman (11)	35,595	*
Michael DeMarco (12)	25,876	*
Justin Bateman	—	*
Robert Callahan	5,191	*
John Diercksen	10,178	*
Egon Durban	—	*
Edward Kangas	10,186	*
Simon Patterson	—	*
Raymond Svider	—	*
Directors and executive officers as a group (13) (14 persons)	4,563,838	4.1%

*	Represents beneficial ownership of less than one percent of shares outstanding.
(1)	The amounts and percentages of our common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	The common shares beneficially owned by Serafina S.A. are also beneficially owned by the limited partnerships comprising the fund commonly known as BC European Capital VIII, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. CIE Management II Limited is the general partner of, and has investment control over the shares beneficially owned by, each of the limited partnerships comprising the BC European Capital VIII fund that are domiciled in the United Kingdom, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. (collectively, the “CIE Funds”). CIE Management II Limited may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the CIE Funds. LMBO Europe SAS is the Geŕant of, and has investment control over the shares beneficially owned by, each of limited partnerships comprising the BC European Capital VIII fund that are domiciled in France (collectively, the “LMBO Funds”). LMBO Europe SAS may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the LMBO Funds. Because each of CIE Management II Limited and LMBO Europe SAS is managed by a board of directors, no individuals have ultimate voting or investment control (as determined by Rule 13d-3) over the shares that may be deemed beneficially owned by CIE Management II Limited or LMBO Europe SAS. The address of Serafina S.A. is 29, avenue de la Porte Neuve, L-2227 Luxembourg. The address of CIE Management II Limited and the CIE Funds is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands and the address of LMBO Europe SAS and the LMBO Funds is 58-60 Avenue Kleber, Paris, France 75116.
(3)	The common shares beneficially owned include 226,760 common shares issuable upon conversion of the 100,000 Series A Preferred Shares held, assuming conversion at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share.
(4)	The common shares held of record by SLP III Investment Holding S.à r.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of each of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(5)	Based on the most recently available Schedule 13G filed with the SEC on February 12, 2016 by FMR LLC. Members of the family of Abigail P. Johnson, Director, Vice Chairman, Chief Executive Officer and President of FMR LLC, are the predominant owners, directly or through trusts, of 49% of the voting power of FMR LLC. FMR LLC reports that members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC reports that neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC reports that the shares it beneficially owns do not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of its subsidiaries, affiliates and other companies in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998). The address of FMR LLC and Fidelity is 245 Summer Street, Boston, Massachusetts 02210.
(6)	Includes common shares held by McGlade Investments II, LLC, the Article 4 Family Trust U/T David McGlade 2009 GRAT and the David P. McGlade Declaration of Trust. Mr. McGlade exercises voting power over a total of 1,798,302 common shares. Mr. McGlade also holds restricted share units and options entitling him to receive or purchase 2,140,612 common shares within sixty days of February 12, 2016. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(7)	Mr. Spengler exercises voting power over 200,706 common shares and holds restricted share units and options entitling him to receive or purchase 142,550 common shares within sixty days of February 12, 2016. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(8)	Mr. Kerrest does not hold any restricted share units or options entitling him to receive or purchase common shares within sixty days of February 12, 2016.
(9)	Ms. Bryan exercises voting power over 45,046 common shares and holds restricted share units and options entitling her to receive or purchase 62,803 common shares within sixty days of February 12, 2016. A portion of these restricted share units and options is subject to vesting and other restrictions.
(10)	Mr. Guillemin exercises voting power over 19,967 common shares and holds restricted share units and options entitling him to receive or purchase 66,826 common shares within sixty days of February 12, 2016.
(11)	Mr. Riegelman exercises voting power over 5,279 shares and holds restricted share units and options entitles him to purchase 30,316 common shares within sixty days of February 12, 2016. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(12)	Mr. DeMarco exercises voting power over 8,388 shares and holds restricted share units and options entitles him to purchase 17,488 common shares within sixty days of February 12, 2016. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(13)	Directors and executive officers as a group exercise voting power over 2,103,243 common shares and hold restricted share units and options entitling them to receive or purchase 2,460,595 common shares within sixty days of February 12, 2016 under applicable vesting schedules.
(14)	Under the Governance Agreement, Serafina S.A. currently has the right to nominate four directors for election to our board of directors and SLP III Investment Holdings S.à r.l. currently has the right to nominate one director for election to our board of directors. The Governance Agreement also provides that a majority of the directors then in office (or, if the board has delegated such authority, the nomination or similar committee of the board) shall nominate the remaining directors for election to the board, one of whom shall be our executive chairman, who is currently Mr. McGlade. Under the terms of the Governance Agreement, each of Serafina S.A., SLP III Investment Holdings S.à r.l. and David McGlade has agreed to vote all common shares held by such person or entity in favor of the directors nominated under the terms of the Governance Agreement and in furtherance of the removal of any directors by Serafina S.A. or SLP III Investment Holdings S.à r.l. under the terms of the Governance Agreement. As a result, Serafina S.A. and certain related parties named in footnote (2) above, SLP III Investment Holdings S.à r.l. and certain related parties named in footnote (4) above and David McGlade may be deemed to constitute a “group” that beneficially owns approximately 73.7% of our common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of Serafina S.A., SLP III Investment Holdings S.à r.l., their respective related parties and David McGlade disclaim beneficial ownership of any common shares held by the other parties to the Governance Agreement.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

See Item 6E—Share Ownership.

B.	Related Party Transactions

None.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

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

			Trading Price (US$)
			Price per
	Price per		Series A Preferred
	Common Share		Share
	High	Low	High	Low
Full Financial Year since listing
Year ended December 31, 2014	22.77	15.31	59.00	42.89
Year ended December 31, 2015	18.00	3.66	47.90	11.12

Full Financial Quarters for 2014 and 2015
First Quarter Ended March 31, 2014	22.77	17.20	59.00	50.90
Second Quarter Ended June 30, 2014	19.87	16.92	55.25	48.65
Third Quarter Ended September 30, 2014	19.78	16.35	53.24	45.58
Fourth Quarter Ended December 31, 2014	20.08	15.31	52.00	42.89
First Quarter Ended March 31, 2015	18.00	10.97	47.90	32.30
Second Quarter Ended June 30, 2015	12.93	9.87	35.83	28.39
Third Quarter Ended September 30, 2015	12.00	6.32	33.28	18.70
Fourth Quarter Ended December 31, 2015	7.64	3.66	22.41	11.12

Last six months
September 2015	10.10	6.32	29.08	18.70
October 2015	7.64	5.81	22.41	16.65
November 2015	6.73	4.64	18.75	13.64
December 2015	4.67	3.66	13.47	11.12
January 2016	4.27	2.70	12.50	7.99
February 2016	3.89	1.66	11.05	5.02

B.	Plan of Distribution

Not applicable.

C.	Markets

See item 9A—Offering and Listing Details.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of incorporation is being filed as an exhibit to this Annual Report, and is incorporated herein by reference. The information called for by this Item 10B—“Additional Information—Memorandum and Articles of Association” has been reported previously in our Registration Statement on Form F-1, as amended (File No. 333- 181527), initially filed with the SEC on May 18, 2012, under the heading “Description of Share Capital,” and is incorporated by reference into this Annual Report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our Articles of Incorporation.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

Employment Agreements and Other Arrangements

See summary of Employment Agreements provided under Item 6B above. From time to time, we also enter into other retention mechanisms with our executive officers.

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

Option and Restricted Share Unit Agreements under 2013 Equity Plan

Our executive officers hold restricted share units (“RSUs”) and option agreements under our 2013 Equity Plan that vest as follows:

•	RSUs which vest based on continued service over three years;

•	RSUs which cliff vest after three years based on achievement of one or more long term performance and financial metrics;

•	options to purchase common shares at an exercise price equal to $27.00 per share, certain of which are subject to repricing, as described above in—Compensation of Executive Officers and Directors—Equity Grants During 2015, which vest based on continued service over two years and expire on the 10th anniversary of the date of grant;

•	options to purchase common shares at an exercise price equal to $3.77 or $4.16 per share, which vest based on continued service over two years and expire on the 10th anniversary of the date of grant;

•	RSUs which vest based on continued service over two years;

•	RSUs which vest based on continued service over three years at a rate of 25%, 25% and 50% each successive year; and

•	RSUs which vest based on continued service over three years at a rate of 10%, 25% and 65% each successive year.

Shareholders and Other Agreements Providing for Registration Rights

Intelsat is a party to three shareholders agreements: a management shareholders agreement (as amended, the “Management Shareholders Agreement”) with the Sponsors and certain members of management (the “Management Shareholders”), including Messrs. McGlade and McDonnell (our former Chief Financial Officer); a shareholders agreement (as amended, the “Sponsors Shareholders Agreement”) with the Sponsors; and a shareholders agreement (as amended, the “Other Equity Investors Shareholders Agreement”) with the Sponsors and two additional shareholders (the “Other Equity Investors”).

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

Governance Agreement

Prior to the consummation of the IPO, we entered into the Governance Agreement with the BC Shareholder, the Silver Lake Shareholder and Mr. McGlade (as amended from time to time, the “Governance Agreement”).

Board of Directors

The Governance Agreement provided for the composition of our board of directors at the completion of our IPO, and thereafter, including:

•	Our Executive Chairman and former Chief Executive Officer, Mr. McGlade;

•	Four directors nominated by the BC Shareholder (our current Chief Executive Officer, Mr. Spengler, is currently serving in this capacity);

•	One director nominated by the Silver Lake Shareholder; and

•	Three independent directors (Messrs. Kangas, Diercksen and Callahan are currently serving in these roles).

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

Debt Agreements

For a summary of the terms of our material debt agreements, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report. In addition, with regard to all the notes issued by Intelsat Luxembourg and Intelsat Jackson, the following covenants and events of default apply:

Covenants that limit the issuers, and in some cases some of the issuers’ subsidiaries’, ability to:

•	incur additional debt or issue disqualified or preferred stock;

•	pay dividends or repurchase shares of Intelsat Jackson or any of its parent companies;

•	make certain investments;

•	enter into transactions with affiliates;

•	merge, consolidate and sell assets; and

•	incur liens on any of their assets securing other indebtedness, unless the applicable notes are equally and ratably secured.

Events of Default

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to the issuer;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat Luxembourg, Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat Luxembourg, Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	insolvency or bankruptcy of Intelsat Luxembourg, Intelsat Jackson or a significant subsidiary thereof; and

•	failure by Intelsat Luxembourg, Intelsat Jackson or a significant subsidiary thereof to pay final judgments aggregating in excess of $75 million, which are not discharged, waived or stayed for 60 days after the entry thereof.

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

Luxembourg resident corporate Holders

Capital gains realized upon the disposal of common shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2016 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001, as amended.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, as amended, subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above under (ii).

Tax Regime Applicable to Distributions

Withholding tax

Distributions imputed for tax purposes on current or accumulated profits are subject to a withholding tax of 15%. Distributions sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law, including, among others, share premium, should not be subject to withholding tax, provided no newly accumulated fiscal profits are recognized. For the foreseeable future, we do not expect to recognize newly accumulated fiscal profits in the relevant annual standalone accounts of the Company prepared under Luxembourg GAAP, and so, on that basis, distributions should not be subject to Luxembourg withholding tax.

To the extent, however, that the Company would recognize, against our expectation, newly accumulated fiscal profits in its annual standalone accounts prepared under Luxembourg GAAP, there will be a 15% withholding tax, unless one of the below exemptions or reductions is available for the dividend recipient.

The rate of the withholding tax may be reduced pursuant to any applicable double taxation treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of 30 November 2011, as amended, replacing the Council Directive 90/435/EEC of 23 July 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg laws), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption and (vi) a Luxembourg permanent establishment of one of the aforementioned categories under (i) to (iv), provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1.2 million.

Income Tax

Luxembourg individual Holders

Luxembourg individual Holders must include the distributions paid on the shares in their taxable income. However, 50% of the amount of such dividends may be exempted from tax under the Luxembourg Income Tax Law. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Luxembourg resident corporate Holders

Luxembourg resident corporate Holders can benefit from an exemption of 100% of the amount of a dividend received provided that, at the date when the income is made available, they hold or commit to hold a participation of minimum 10% of the share capital of the Company or which has an acquisition price equivalent to minimum EUR 1.2 million for an uninterrupted period of at least 12 months.

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

Net wealth tax is levied annually at a digressive rate depending on the amount of the net wealth of the above, as determined for net wealth tax purposes (i.e. 0.5% on amounts up to EUR 500 million and 0.05% on the amount of taxable net wealth exceeding EUR 500 million).

The shares of the Company may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

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

Excluding the impact of our interest rate swaps outstanding at December 31, 2015, approximately 79%, or $11.6 billion, of our debt as of December 31, 2015 and December 31, 2014 was fixed-rate debt. Based on the level of fixed-rate debt outstanding at December 31, 2015, a 100 basis point decrease in market rates would have resulted in an increase in fair value of this fixed-rate debt of approximately $353 million. We no longer have any interest rate swaps outstanding.

We perform interest rate sensitivity analyses on our variable-rate debt, including interest rate swaps, and cash and cash equivalents. These analyses indicate that a one percentage point change in interest rates would have minimal impact on our consolidated statements of operations and cash flows as of December 31, 2015. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of Brazilian reais as compared to U.S. dollars in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby partially mitigating the risk. For the years ended December 31, 2013, 2014 and 2015, our Brazilian customers represented approximately 4.6%, 4.9% and 4.2% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

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

We have carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), as of the year ended December 31, 2015. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

(c) Attestation Reports of the Registered Public Accounting Firm

See the reports of KPMG LLP, an independent registered public accounting firm, included under “Item 18. Financial Statements” on pages F-2 and F-3.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our audit fees were $2.1 million and $2.7 million for the years ended 2014 and 2015, respectively.

Audit-Related Fees

Our audit-related fees for 2015 were $0.5 million. There were no comparable audit-related fees for 2014.

Tax Fees

Our tax fees paid to our principal accountants for 2015 were $17,000, primarily associated with U.S. state taxation. There were no comparable tax fees for 2014.

All Other Fees

All other fees paid to our principal accountants for 2014 and 2015 were $139,000 and $126,000, respectively. Our other fees for 2014 and 2015 included fees associated with attestation of IT security controls.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the audit committee has adopted a policy to pre-approve services to be provided by our independent registered public accounting firm prior to commencement of the specified service. The requests for pre-approval are submitted to the audit committee, or a designated member of the audit committee, by our Chief Financial Officer or Controller, and the audit committee chairman executes engagement letters with our independent registered public accounting firm following approval by audit committee members, or the designated member of the audit committee. All services performed by KPMG LLP during 2015 were pre-approved by the audit committee.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

(a)(1) The following financial statements are included in this Annual Report on Form 20-F:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

Exhibit No.	Document Description

1.1	Consolidated Articles of Incorporation of Intelsat S.A., dated June 18, 2015. *

2.1	Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020 dated as of September 30, 2010, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the 2020 Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K,
File No. 000-50262, filed on October 4, 2010).

2.2	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of January 12, 2011, by and among Intelsat Jackson Holdings S.A., certain subsidiaries of Intelsat Jackson Holdings S.A. named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

2.3	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on
Form 10-Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.4	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of December 16, 2011, by and between Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on December 16, 2011).

2.5	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of April 25, 2012, by and between Intelsat Jackson Holdings S.A., as Issuer, Intelsat Subsidiary (Gibraltar) Limited, Intelsat New Dawn (Gibraltar) Limited and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

2.6	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.7	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.18 of Intelsat S.A.’s Annual Report on Form 10- K, File No. 000-50262, filed on February 28, 2013).

2.8	Seventh Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.8 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.9	Eighth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.19 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.10	Ninth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2020, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee*

2.11	Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of April 5, 2011, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the New Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2011).

Exhibit No.	Document Description

2.12	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat S.A.’s Quarterly Report on Form 10- Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.13	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.a r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on
August 1, 2012).

2.14	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.22 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

2.15	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.24 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.16	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.17	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1⁄4% Senior Notes due 2019 and 7 1⁄2% Senior Notes due 2021, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee*

2.18	Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of October 3, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, and Wells Fargo Bank, National Association, as Trustee (including the form of the 6 5⁄8% Notes) (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

2.19	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.27 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.20	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.2 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.21	Indenture, dated as of April 5, 2013, among Intelsat (Luxembourg) S.A., as Issuer, Intelsat S.A., as Parent Guarantor, and Wells Fargo Bank, National Association, as Trustee for Intelsat (Luxembourg) S.A.’s 6 3⁄4% Senior Notes due 2018, 7 3⁄4% Senior Notes due 2021 and 8 1⁄8% Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2013).

2.22	First Supplemental Indenture for Intelsat (Luxembourg) S.A.’s 6 3⁄4% Senior Notes due 2018, 7 3⁄4% Senior Notes due 2021 and 8 1⁄8% Senior Notes due 2023, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.32 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.23	Indenture for Intelsat Jackson Holdings S.A.’s 5 1⁄2% Senior Notes due 2023, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings, S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A., each as a Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

Exhibit No.	Document Description

2.24	First Supplemental Indenture Intelsat Jackson Holdings S.A.’s 5 1/2% Senior Notes due 2023, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.35 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.25	Second Supplemental Indenture Intelsat Jackson Holdings S.A.’s 5 1/2% Senior Notes due 2023, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee.*

3.1	Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (incorporated by reference to Exhibit 3.1 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

3.2	Amendment No. 1, dated February 20, 2015, to the Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto.*

4.1	Credit Agreement, dated as of January 12, 2011, by and among Intelsat Jackson, as the Borrower, Intelsat (Luxembourg) S.A., the several lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and J.P. Morgan Securities LLC (“J.P. Morgan”), as Co-Syndication Agents, Barclays Bank Plc and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Credit Suisse and J.P. Morgan, as Joint Lead Arrangers, Merrill Lynch, Credit Suisse, J.P. Morgan, Barclays Capital, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, as Joint Bookrunners, and HSBC Bank USA, N.A., Goldman Sachs Partners LLC and RBC Capital Markets, as Co-Managers (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.2	Guarantee, dated as of January 12, 2011, made among each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.3	Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of January 12, 2011, between Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Intermediate Holding Company S.A., Intelsat Phoenix Holdings S.A., Intelsat Subsidiary Holding Company S.A., Intelsat (Gibraltar) Limited, as Pledgors, and Wilmington Trust FSB, as Pledgee (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.4	Security and Pledge Agreement, dated as of January 12, 2011, among Intelsat Jackson Holdings S.A., each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto, Bank of America, N.A., as Administrative Agent, and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.5	Collateral Agency and Intercreditor Agreement, dated as of January 12, 2011 by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.5 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.6	Amendment and Joinder Agreement, dated as of October 3, 2012, among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as administrative agent for the Lenders and collateral agent for the Secured Parties, the Lenders party thereto and the Tranche B-1 Term Loan Lenders party thereto, to the Credit Agreement, dated as of January 12, 2011 (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

4.7	Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as administrative agent for the lenders and collateral agent for the secured parties thereto, the lenders party hereto and the Tranche B-2 Term Loan Lenders (as defined therein) party hereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012) (incorporated by reference to Exhibit 4.7 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.8	Employment Agreement, dated as of December 29, 2008 and effective as of February 4, 2008, by and among Intelsat Global, Ltd., Intelsat, Ltd. and David McGlade (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on January 5, 2009).

Exhibit No.	Document Description

4.9	Amendment and Acknowledgement, dated May 6, 2009, between Intelsat, Ltd., Intelsat Global, Ltd. and David McGlade (incorporated by reference to Exhibit 10.24 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.10	Assignment and Modification Agreement effective December 21, 2009, to Employment Agreement dated December 29, 2008, among David McGlade, Intelsat Global, Ltd., Intelsat, Ltd. and Intelsat Management LLC (incorporated by reference to Exhibit 10.65 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.11	Severance Agreement, dated May 8, 2009, between Intelsat Global, Ltd. and Stephen Spengler (incorporated by reference to Exhibit 10.27 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.12	Severance Agreement, dated May 8, 2009, between Intelsat Global, Ltd. and Thierry Guillemin (incorporated by reference to Exhibit 10.28 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.13	Intelsat S.A. Amended and Restated 2008 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.14	Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.11 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.15	Letter Agreement, dated May 6, 2009, between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.12 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.16	Amendment to Management Shareholders Agreement of Intelsat Global, Ltd., dated as of December 7, 2009 and effective as of December 15, 2009 (incorporated by reference to Exhibit 10.76 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.17	Acknowledgment Agreement, dated December 7, 2009, among certain shareholders of Intelsat Global, Ltd., regarding the Amendment to Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.77 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.18	Letter Amendment, dated December 7, 2009, between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholder’s Agreement (incorporated by reference to Exhibit 10.73 of Intelsat S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.19	Unallocated Bonus Plan (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on August 26, 2010).

4.20	Form of Letter Agreement between Intelsat Global S.A. and David McGlade, Phillip Spector and Michael McDonnell regarding Unallocated Bonus Plan (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on August 26, 2010).

Exhibit No.	Document Description

4.21	Termination of the Intelsat Global Holdings S.A. Unallocated Bonus Plan (incorporated by reference to Exhibit 4.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.22	Second Amendment to Employment Agreement, dated February 28, 2012, between David McGlade and Intelsat Global S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

4.23	Amendment No. 2 to the Management Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the other parties thereto (incorporated by reference to Exhibit 10.1 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.24	Letter Agreement, dated March 30, 2012, among Intelsat Global S.A., Intelsat Global Holdings S.A., David McGlade and the other parties thereto regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.25	Amendment No. 1 to the Intelsat Global, Ltd. Unallocated Bonus Plan (collectively with the individual side letters related thereto) (incorporated by reference to Exhibit 10.6 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.26	Modification Agreement, dated as of March 30, 2012, to the Employment Agreement, dated as of December 29, 2008, by and among David McGlade, Intelsat Global S.A. and Intelsat S.A. (together with the Assignment and Modification Agreement, dated as of December 21, 2009, by and between Intelsat Management LLC, Intelsat Global S.A. and Intelsat S.A.) (incorporated by reference to Exhibit 10.7 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.27	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global and Stephen Spengler (incorporated by reference to Exhibit 10.10 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.28	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global S.A. and Thierry Guillemin (incorporated by reference to Exhibit 10.11 of Intelsat S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.29	Shareholders Agreement, dated as of February 4, 2008, by and among Serafina Holdings Limited and the shareholders party thereto (incorporated by reference as Exhibit 10.78 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.30	Amendment No. 1 to Shareholders Agreement, dated as of December 7, 2009, by and among Intelsat Global, Ltd. and the shareholders party thereto (incorporated by reference as Exhibit 10.79 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.31	Amendment No. 2 to Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the shareholders party thereto (incorporated by reference as Exhibit 10.80 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.32	Intelsat S.A. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.39 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

Exhibit No.	Document Description

4.33	Intelsat S.A. Bonus Plan (incorporated by reference to Exhibit 4.40 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.34	Supplement No. 2 to Guarantee, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.35	Agreement for the Adherence by Intelsat Luxembourg Investment S.à r.l. and Intelsat Corporation to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement dated January 12, 2011 and for the Amendment of the Pledge Agreement, dated as of July 31, 2012, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.36	Supplement No. 2 to Security and Pledge Agreement, dated as of July 31, 2012, among Intelsat Luxembourg Investment S.a r.l., as New Guarantor, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.37	Collateral Agency and Intercreditor Joinder, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit10.5 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.38	Guarantee, dated as of July 31, 2012, made between Intelsat Luxembourg Investment S.a r.l., Intelsat Jackson Holdings S.A and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Islands Branch), as Administrative Agent (incorporated by reference to Exhibit 10.6 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.39	Guarantee, dated as of July 31, 2012, made between Intelsat Luxembourg Investment S.a r.l., Intelsat Jackson Holdings S.A. and Bank of America N.A., as Administrative Agent (incorporated by reference to Exhibit 10.7 of Intelsat S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.40	Form of Indemnification Agreement between Intelsat S.A. and its directors and officers (previously filed as Exhibit 10.64 to Amendment No. 2 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on August 8, 2012).

4.41	Amendment No. 3 to the Management Shareholders Agreement dated as of April 23, 2013, by and among Intelsat S.A., Serafina S.A., SLP III Investment Holding S.à r.l. and the Management Shareholders party thereto (incorporated by reference to Exhibit 4.49 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.42	Supplement No. 3 to Guarantee, dated as of January 31, 2013, to the Guarantee dated as of January 12, 2011, by and among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.84 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.43	Agreement for the Adherence by Intelsat Align S.à r.l. to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement dated January 12, 2011 and for the Amendment of the Pledge Agreement, dated January 31, 2013, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.85 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.44	Supplement No. 3 to Security and Pledge Agreement, dated as of January 31, 2013, to the Security and Pledge Agreement dated as of January 12, 2011, by and among Intelsat Align S.àr.l. and Intelsat Nevada LLC, as New Guarantors, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.86 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

Exhibit No.	Document Description

4.45	Collateral Agency and Intercreditor Joinder, dated as of January 31, 2013, by and among Intelsat Align S.à r.l. and Intelsat Nevada LLC, as new Grantors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.87 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.46	Collateral Agency and Intercreditor Joinder, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as new Grantor, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee.*

4.47	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l., and Intelsat Finance Nevada LLC, as New Guarantors, and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Island Branch), as Administrative Agent (incorporated by reference to Exhibit 10.88 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.48	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.89 of Intelsat S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.49	Supplement No. 5 to Guarantee, dated as of November 25, 2015, to the Guarantee dated as of January 12, 2011, by and among Intelsat Ireland Operations Limited, as New Guarantor, and Bank of America, N.A., as administrative agent *

4.50	Third Amendment, dated March 18, 2013, to Employment Agreement, dated December 29, 2008, among David McGlade, Intelsat Global Holdings S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference as Exhibit 10.73 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.51	Employment Agreement, dated March 18, 2013, between Intelsat Corporation and Stephen Spengler (incorporated by reference to Exhibit 10.77 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.52	Employment Agreement, dated March 18, 2013, between Intelsat Global Holdings S.A., Intelsat S.A. and Michelle Bryan (incorporated by reference to Exhibit 10.78 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.53	Employment Agreement, dated March 18, 2013, between Intelsat Corporation and Thierry Guillemin (incorporated by reference to Exhibit 10.79 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.54	Governance Agreement, dated April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (see Exhibit 3.1).

4.55	Fifth Amendment, dated December 11, 2014, to Employment Agreement dated December 29, 2008, among David McGlade, Intelsat S.A., Intelsat Investments S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 4.62 to Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878).

4.56	Second Amendment, dated December 11, 2014, to Employment Agreement dated March 18, 2013, between Stephen Spengler and Intelsat Corporation (incorporated by reference to Exhibit 4.63 to Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878).

4.57	Amendment to Intelsat S.A. 2013 Equity Incentive Plan, effective October 23, 2014 (incorporated by reference to Exhibit 4.64 to Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878).

8.1	List of subsidiaries of Intelsat S.A.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer and Principal Financial Officer.*

Exhibit No.	Document Description

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of KPMG LLP*

Exhibit No.	Document Description

101.	Interactive Data Files

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*	Filed herewith.
**	Attached as Exhibit 101 to this Annual Report on Form 20-F are the following formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Changes in Shareholders’ Deficit, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTELSAT S.A.

Date: March 7, 2016	BY	/S/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer and Director

Intelsat S.A.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Intelsat S.A.:

We have audited the accompanying consolidated financial statements of Intelsat S.A. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat S.A. and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for debt issuance costs effective January 1, 2014 due to the adoption of FASB ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. Additionally, as discussed in Note 2 to the financial statements, the Company changed its method of accounting for deferred income taxes effective January 1, 2015 due to the adoption of FASB ASU 2015-17, Balance Sheet Classification of Deferred Taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

McLean, Virginia
March 7, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Intelsat S.A.:

We have audited Intelsat S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Intelsat S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Intelsat S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of Intelsat S.A. and subsidiaries, as listed in the accompanying index, and our report dated March 7, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

McLean, Virginia
March 7, 2016

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2014	As of December 31, 2015

ASSETS
Current assets:
Cash and cash equivalents	$123,147	$171,541
Receivables, net of allowance of $35,174 in 2014 and $37,178 in 2015	220,458	232,775
Deferred income taxes	76,315	—
Prepaid expenses and other current assets	35,945	35,784

Total current assets	455,865	440,100
Satellites and other property and equipment, net	5,880,264	5,988,317
Goodwill	6,780,827	2,620,627
Non-amortizable intangible assets	2,458,100	2,452,900
Amortizable intangible assets, net	500,545	440,330
Other assets	250,833	311,316

Total assets	$16,326,434	$12,253,590

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$151,793	$164,381
Taxes payable	8,974	11,742
Employee related liabilities	44,815	35,361
Accrued interest payable	161,495	161,493
Current portion of long-term debt	49,000	—
Deferred satellite performance incentives	20,957	19,411
Deferred revenue	117,401	108,779
Other current liabilities	72,629	63,275

Total current liabilities	627,064	564,442
Long-term debt, net of current portion	14,619,221	14,611,379
Deferred satellite performance incentives, net of current portion	163,360	162,177
Deferred revenue, net of current portion	967,318	1,010,242
Deferred income taxes	211,680	160,802
Accrued retirement benefits	262,906	195,385
Other long-term liabilities	217,452	169,516
Commitments and contingencies (Notes 15 and 16)

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,067	1,076
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,117,898	2,133,891
Accumulated deficit	(2,782,741)	(6,706,128)
Accumulated other comprehensive loss	(112,527)	(78,439)

Total Intelsat S.A. shareholders’ deficit	(776,268)	(4,649,565)
Noncontrolling interest	33,701	29,212

Total liabilities and shareholders’ deficit	$16,326,434	$12,253,590

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Revenue	$2,603,623	$2,472,386	$2,352,521
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	375,769	348,348	328,501
Selling, general and administrative	288,467	197,407	199,412
Impairment of goodwill and other intangibles	—	—	4,165,400
Depreciation and amortization	736,567	679,351	687,729
Gain on satellite insurance recoveries	(9,618)	—	—

Total operating expenses	1,391,185	1,225,106	5,381,042

Income (loss) from operations	1,212,438	1,247,280	(3,028,521)
Interest expense, net	1,122,261	944,787	890,279
Gain (loss) on early extinguishment of debt	(368,089)	(40,423)	7,061
Other expense, net	(4,918)	(2,593)	(6,201)

Income (loss) before income taxes	(282,830)	259,477	(3,917,940)
Provision for (benefit from) income taxes	(30,837)	22,971	1,513

Net income (loss)	(251,993)	236,506	(3,919,453)
Net income attributable to noncontrolling interest	(3,687)	(3,974)	(3,934)

Net income (loss) attributable to Intelsat	$(255,680)	$232,532	$(3,923,387)

Cumulative preferred dividends	(10,196)	(9,917)	(9,919)

Net income (loss) attributable to common shareholders	$(265,876)	$222,615	$(3,933,306)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(2.70)	$2.09	$(36.68)
Diluted	$(2.70)	$1.99	$(36.68)

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

Net income (loss)	$(251,993)	$236,506	$(3,919,453)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs and other, net of tax	(107)	(109)	(248)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	12,320	6,510	5,244
Actuarial gain (loss) arising during the year, net of tax	45,070	(58,403)	22,943
Curtailment gain, net of tax of $3.8 million	—	—	6,510
Marketable securities:
Unrealized gains (losses) on investments, net of tax	629	258	(21)
Reclassification adjustment for realized loss (gain) on investments, net of tax	123	(390)	(340)

Other comprehensive income (loss)	58,035	(52,134)	34,088

Comprehensive income (loss)	(193,958)	184,372	(3,885,365)
Comprehensive income attributable to noncontrolling interest	(3,687)	(3,974)	(3,934)

Comprehensive income (loss) attributable to Intelsat S.A.	$(197,645)	$180,398	$(3,889,299)

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands)

	Preferred Shares		Common Shares		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest
	Shares (in millions)	Amount	Shares (in millions)	Amount
Balance, December 31, 2012 (1)	—	—	83.2	$832	$1,519,429	$(2,759,593)	$(118,428)	$(1,357,760)	$45,670

Net loss	—	—	—	—	—	(255,680)	—	(255,680)	3,687
Initial public offering, net of costs	3.5	35	22.2	222	542,539	—	—	542,796	—
Change in classification of certain equity awards	—	—	—	—	18,899	—	—	18,899	—
Share-based compensation	—	—	0.6	6	28,547	—	—	28,553	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,671)
Declaration of preferred stock dividend	—	—	—	—	(10,196)	—	—	(10,196)	—
Postretirement/pension liability adjustment, net of tax of $34.9 million	—	—	—	—	—	—	57,283	57,283	—
Other comprehensive income, net of tax of ($0.4) million	—	—	—	—	—	—	752	752	—

Balance, December 31, 2013	3.5	$35	106.0	$1,060	$2,099,218	$(3,015,273)	$(60,393)	$(975,353)	$40,686

Net income	—	—	—	—	—	232,532	—	232,532	3,974
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,744)
Share-based compensation	—	—	0.7	7	26,382	—	—	26,389	—
Declaration of preferred stock dividend	—	—	—	—	(9,917)	—	—	(9,917)	—
Acquisition of non-controlling interests	—	—	—	—	2,215	—	—	2,215	(2,215)
Postretirement/pension liability adjustment, net of tax of ($30.3) million	—	—	—	—	—	—	(52,002)	(52,002)	—
Other comprehensive loss, net of tax of $0.1 million	—	—	—	—	—	—	(132)	(132)	—

Balance at December 31, 2014	3.5	$35	106.7	$1,067	$2,117,898	$(2,782,741)	$(112,527)	$(776,268)	$33,701

Net loss	—	—	—	—	—	(3,923,387)	—	(3,923,387)	3,934
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,423)
Share-based compensation	—	—	0.9	9	25,912	—	—	25,921	—
Declaration of preferred stock dividend	—	—	—	—	(9,919)	—	—	(9,919)	—
Postretirement/pension liability adjustment, net of tax of $16.5 million	—	—	—	—	—	—	27,939	27,939	—
Curtailment gain, net of tax of $3.8 million	—	—	—	—	—	—	6,510	6,510	—
Other comprehensive income, net of tax of ($0.2) million	—	—	—	—	—	—	(361)	(361)	—

Balance at December 31, 2015	3.5	$35	107.6	$1,076	$2,133,891	$(6,706,128)	$(78,439)	$(4,649,565)	$29,212

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the former Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering. See Note 4—Net Income (Loss) per Share for further discussion.

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Cash flows from operating activities:
Net income (loss)	$(251,993)	$236,506	$(3,919,453)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill and other intangibles	—	—	4,165,400
Depreciation and amortization	736,567	679,351	687,729
Provision for doubtful accounts	29,599	2,306	7,432
Foreign currency transaction loss	6,003	6,560	11,374
Loss on disposal of assets	338	927	16
Gain on satellite insurance recoveries	(9,618)	—	—
Share-based compensation	25,289	22,494	25,768
Deferred income taxes	(65,347)	(12,646)	(9,348)
Amortization of discount, premium, issuance costs and related costs	46,026	22,256	20,119
(Gain) loss on early extinguishment of debt	368,089	40,423	(7,061)
Unrealized gains on derivative financial instruments	(19,740)	(22,790)	(24,024)
Amortization of actuarial loss and prior service credits for retirement benefits	19,613	10,147	7,899
Other non-cash items	234	166	75
Changes in operating assets and liabilities:
Receivables	16,269	1,382	(34,642)
Prepaid expenses and other assets	(6,117)	(22,331)	(25,780)
Accounts payable and accrued liabilities	(23,730)	7,598	1,542
Accrued interest payable	(178,796)	(24,997)	(2)
Deferred revenue	49,924	108,545	51,805
Accrued retirement benefits	(29,732)	(26,019)	(20,707)
Other long-term liabilities	4,014	16,292	(28,111)

Net cash provided by operating activities	716,892	1,046,170	910,031

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(600,792)	(645,424)	(724,362)
Proceeds from insurance settlements	487,930	—	—
Payment on satellite performance incentives from insurance proceeds	(19,199)	—	—
Purchase of cost method investment	—	—	(25,000)
Other investing activities	(2,000)	174	8

Net cash used in investing activities	(134,061)	(645,250)	(749,354)

Cash flows from financing activities:
Repayments of long-term debt	(6,904,162)	(610,418)	(496,829)
Repayment of notes payable to former shareholders	(868)	—	—
Payment of premium on early extinguishment of debt	(311,224)	(21,250)	—
Proceeds from issuance of long-term debt	6,254,688	135,000	430,000
Debt issuance costs	(84,845)	—	—
Proceeds from initial public offering	572,500	—	—
Stock issuance costs	(26,683)	—	—
Dividends paid to preferred shareholders	(5,235)	(9,919)	(9,919)
Principal payments on deferred satellite performance incentives	(17,503)	(19,774)	(19,568)
Capital contribution from noncontrolling interest	12,209	12,209	—
Dividends paid to noncontrolling interest	(8,671)	(8,744)	(8,423)
Other financing activities	3,271	3,893	1,753

Net cash used in financing activities	(516,523)	(519,003)	(102,986)

Effect of exchange rate changes on cash and cash equivalents	(6,003)	(6,560)	(9,297)

Net change in cash and cash equivalents	60,305	(124,643)	48,394
Cash and cash equivalents, beginning of period	187,485	247,790	123,147

Cash and cash equivalents, end of period	$247,790	$123,147	$171,541

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,283,439	$970,345	$894,465
Income taxes paid, net of refunds	38,784	37,805	26,324
Supplemental disclosure of non-cash investing activities:
Capitalization of deferred satellite performance incentives	$—	$27,681	$16,800
Accrued capital expenditures	66,578	80,621	82,208

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Background of Company

Intelsat S.A. (the “Company”, “we”,” us” or “our”) provides satellite communications services worldwide through a global communications network of approximately 50 satellites and ground facilities related to the satellite operations and control, and teleport services.

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

Note 2 Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Intelsat S.A., its wholly-owned subsidiaries, and variable interest entities (“VIE”) of which we are the primary beneficiary. We are the primary beneficiary of one VIE, as more fully described in Note 10—Investments, and accordingly, we include in our consolidated financial statements the assets and liabilities and results of operations of the entity, even though we may not own a majority voting interest. We use the equity method to account for our investments in entities where we exercise significant influence over operating and financial policies but do not retain control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. In 2015, we entered into a new joint venture agreement as further described in Note 10—Investments and the investment is accounted for using the equity method. We have eliminated all significant intercompany accounts and transactions.

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

(h) Other Assets

Other assets consist of investments in certain equity securities, long-term deposits, long-term receivables and other miscellaneous deferred charges and long-term assets.

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

We regularly assess the likelihood that our deferred tax assets can be recovered. A valuation allowance is required when it is more likely than not that all or a portion of the deferred tax asset will not be realized. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets.

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

(p) Derivative Instruments

We hold interest rate swaps, each of which were undesignated as of December 31, 2015. The swaps are marked-to-market quarterly, with any change in fair value recorded as interest expense, net.

(q) Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

(r) New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In April 2015, the FASB issued Accounting Standard Update (“ASU”) 2015-03, Interest—Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 on a retrospective basis with early adoption allowed. Additionally, in August 2015, the FASB issued an amendment to this update to simplify the presentation of debt issuance costs to include line-of-credit arrangements. We elected to early adopt the amendments in the fourth quarter of 2015 and the adoption of ASU 2015-03 had an effect of a reduction in each other assets and long-term debt, net of current portion of $142.9 million and $121.7 million as of December 31, 2014 and 2015, respectively.

In November 2015, the FASB issued Accounting Standard Update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2016 on a prospective or retrospective basis with early adoption allowed. We elected to early adopt ASU 2015-17 on a prospective basis in the fourth quarter of 2015 and prior periods were not retrospectively adjusted.

In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-02, Leases to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

Note 3 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At December 31, 2015, there were 107.6 million common shares issued and outstanding and 3.5 million Series A Preferred Shares issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

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

Note 4 Net Income (Loss) per Share

Basic EPS is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

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

In 2013 and 2014, the shareholders of Intelsat S.A. declared a $10.2 million and $9.9 million dividend, respectively, which was paid in four equal installments in accordance with the terms of the Series A Preferred Shares. In June 2015, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four installments through May 2016. In 2015, we made payments on the first and second installments of $0.71875 per share. In January 2016, we announced the third installment of $0.71875 per share. The dividend was paid on February 1, 2016 to holders of record as of January 15, 2016.

The following table sets forth the computation of basic and diluted net loss per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

Numerator:
Net income (loss)	$(251,993)	$236,506	$(3,919,453)
Net income attributable to noncontrolling interest	(3,687)	(3,974)	(3,934)

Net income (loss) attributable to Intelsat S.A.	(255,680)	232,532	(3,923,387)
Less: Preferred Shares dividends declared	(10,196)	(9,917)	(9,919)

Net income (loss) attributable to common shareholders	$(265,876)	$222,615	(3,933,306)
Numerator for Basic EPS - income/ (loss) available to common shareholders	$(265,876)	$222,615	(3,933,306)
Dilutive effect of Preferred shares	—	9,917	—
Numerator for Diluted EPS	$(265,876)	$232,532	(3,933,306)

Denominator:
Basic weighted average shares outstanding (in millions)	98.5	106.5	107.2
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	—	9.6	—
Employee compensation related shares including options and restricted stock units (in millions)	—	0.6	—

Diluted weighted average shares outstanding (in millions)	98.5	116.7	107.2

Basic net income (loss) per common share attributable to Intelsat S.A.	$(2.70)	$2.09	$(36.68)

Diluted net income (loss) per common share attributable to Intelsat S.A.	$(2.70)	$1.99	$(36.68)

Due to a net loss in the year ended December 31, 2013 and December 31, 2015, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 4.5 million, 1.4 million and 5.1 million (consisting of unvested common shares, restricted share units and options to purchase common shares) for the years ended December 31, 2013, 2014 and 2015, respectively. Further, there were 6.6 million and 9.6 million weighted average common shares resulting from the potential conversion of Series A Preferred Shares for the year ended December 31, 2013, and December 31, 2015, respectively, that could dilute basic EPS in future periods.

Note 5 Share-Based and Other Compensation Plans

In connection with the IPO, in April 2013, we amended the Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”) to reflect the IPO Reorganization Transactions (see Note 4– Net Income (Loss) per Share). Consequently, the number of restricted shares and options along with the associated exercise prices has been retroactively revised to reflect the IPO Reorganization Transactions. We also granted certain shares and options under the amended plan. Further, certain repurchase rights that were included in various share-based compensation awards contractually expired. As a result, (i) certain awards have been deemed granted under the provisions of FASB ASC 718 and (ii) certain awards previously accounted for as liability awards are now treated as equity awards under the provisions of FASB ASC 718. Further, upon consummation of the IPO, anti-dilution options were granted to certain individuals in accordance with the existing terms of their side letters to a management shareholders agreement (the “Management Shareholders Agreement”).

The items described here and above resulted in a pre-tax charge of $21.3 million (the “IPO-Related Compensation Charges”), $2.4 million of which was included in direct costs of revenue and $18.9 million of which was included in selling, general and administrative expenses on our consolidated statement of operations for the year ended December 31, 2013.

Also, in connection with the IPO, in April 2013, our board of directors adopted the Intelsat S.A. 2013 Share Incentive Plan (the “2013 Equity Plan”). The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units, other share-based awards and performance compensation awards. Under the 2013 Equity Plan, an aggregate of 10,000,000 common shares are available for awards (as defined in the 2013 Equity Plan). Following the IPO, no new awards may be granted under the 2008 Equity Plan except those granted in connection with the IPO Reorganization Transactions and completion of the IPO. Total shares available for future issuance under the 2013 Equity Plan were 4.1 million as of December 31, 2015.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. Compensation expense in 2013 also includes the IPO-Related Compensation Charges discussed above. During the years ended December 31, 2013, 2014 and 2015, we recorded compensation expense of $25.3 million, $22.5 million, and $25.8 million, respectively.

Stock Options

Stock options generally expire 10 years from the date of grant. In some cases, options have been granted which expire 15 years from the date of grant. The options vest monthly over service periods ranging from two to five years.

Stock Option activity during 2015 was as follows:

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2015	1,288	$20.35
Exercised	34	4.50
Forfeited	11	34.73
Expired	80	24.20

Outstanding at December 31, 2015	1,163	$20.42	5.3	$—

Exercisable at December 31, 2015	1,154	$20.31	5.3	$—

We measure the fair value of stock options at the date of grant using a Black-Scholes option pricing model. There were no stock options granted in 2015. The weighted average grant date fair value of options granted during the year ended December 31, 2013 was $7.85. The following assumptions were used in estimating the fair value of options using the Black-Scholes option pricing model during the year ended December 31, 2013: risk-free interest rates of 0.6%; dividend yields of 0.0%; expected volatility of 59.4%; and expected life of four years.

The total intrinsic value of stock options exercised during the years ended December 31, 2013, 2014 and 2015 was $5.6 million, $2.6 million, and $0.3 million, respectively. As of December 31, 2015, there was less than $0.1 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of one year.

During the years ended December 31, 2013, 2014 and 2015, we recorded a credit of $0.4 million, compensation expense of $3.0 million, and compensation expense of $0.8 million, respectively. During the years ended December 31, 2013, 2014, and 2015, we received cash of $2.4 million, $1.0 million, and $0.2 million, respectively, from the exercise of stock options.

In the first quarter of 2016, we granted options to purchase an additional 1.3 million shares to certain individuals. We intend to measure the fair value of stock options at the date of grant using a Black-Scholes option pricing model. The options vest over a service period of two years.

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

Anti-Dilution Option activity during 2015 was as follows:

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2015	2,016	$18.00
Exercised	—	18.00
Expired	—	18.00

Outstanding at December 31, 2015	2,016	$18.00	6.1	$—

Exercisable at December 31, 2015	2,016	$18.00	6.1	$—

We measured the fair value of anti-dilution option grants at the date of grant using a Black-Scholes option pricing model. There were no anti-dilution options granted during the years ended December 31, 2014 and 2015. The weighted average grant date fair value of anti-dilution options granted during the year ended December 31, 2013 was $5.97. The following assumptions were used in estimating the fair value of options using the Black-Scholes option pricing model during the year ended December 31, 2013: risk-free interest rates of 0.3%; dividend yields of 0.0%; expected volatility of 60.8%; and expected life of two years.

The total intrinsic value of anti-dilution options exercised during the years ended December 31, 2013 and 2014 was $0.1 million and $0.6 million, respectively. All anti-dilution options were fully vested as of December 31, 2013. During the years ended December 31, 2013 and 2014, we recorded compensation expense associated with anti-dilution option awards of $14.5 million and $4.1 million, respectively. No compensation expense was recorded for these awards in 2015. During the years ended December 31, 2013 and 2014, we received cash of $0.4 million and $3.2 million, respectively, from the exercise of anti-dilution options. There were no anti-dilution options exercised in 2015.

Option modifications

During the year ended December 31, 2014, 1.9 million stock options, including 1.6 million anti-dilution options, were amended to (a) extend the expiration date by five years; and (b) extend the duration of exercisability from one year to three years after ceasing to be an employee of the company. We estimated an additional expense of $2.52 per option resulting from the amendment, being the difference between the fair value of the amended option and the fair value of the original award before amendment. The fair value was measured using the Black-Scholes option pricing model and the following assumptions were used:

For the fair value of the amended options: risk-free interest rates of 1.3%; dividend yields of 0.0%; expected volatility of 45%; and expected life of 4.1 years.

For the fair value of the original award before amendment: risk-free interest rates of 0.3%; dividend yields of 0.0%; expected volatility of 45%; and expected life of 1.6 years.

All such options were fully vested and we recognized an additional compensation expense associated with such options of $4.7 million during the year ended December 31, 2014, which has been included in the respective sections discussed above.

During the first quarter of 2016, we repriced options to purchase approximately 1.2 million shares, including 0.7 million shares covered by anti-dilution options under the 2008 Equity Plan. We will estimate and record an additional expense resulting from the repricing, being the difference between fair value of the amended option and fair value of the original award before amendment.

Time-based RSUs

Time-based RSUs vest over periods ranging from six months to three years from the date of grant.

Time-based RSUs activity during 2015 was as follows:

	Number of Time-based RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2015	3,350	$17.73
Granted	716	11.64
Vested	808	18.35
Forfeited	378	16.37

Outstanding at December 31, 2015	2,880	$16.13	1.7	$12.0

The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the years ended December 31, 2013, 2014, and 2015 was $20.13, $17.45, and $11.64, respectively. The total intrinsic value of time-based RSUs vested during the years ended December 31, 2013, 2014 and 2015 was $2.5 million, $8.6 million, and $8.0 million, respectively. As of December 31, 2015, there was $31.5 million of total unrecognized compensation cost related to unvested time-based RSUs, which is expected to be recognized over a weighted average period of 1.7 years.

During the years ended December 31, 2013, 2014, and 2015 we recorded compensation expense associated with these time-based RSUs of $5.7 million, $13.0 million, and $22.8 million respectively.

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

Performance-based RSUs activity during 2015 was as follows:

	Number of RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2015	914	$21.76
Granted	483	8.97
Forfeited	202	16.48

Outstanding at December 31, 2015	1,195	$17.48	1.1	$5.0

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the award based on an adjusted EBITDA target) and a Monte Carlo simulation model (to measure the award based on an RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the years ended December 31, 2013, 2014, and 2015 was $21.96, $21.48, and $8.97, respectively. As of December 31, 2015, there was $2.2 million of total unrecognized compensation cost related to unvested performance-based RSUs, which is expected to be recognized over a weighted average period of one year.

Achievement of the adjusted EBITDA target for awards granted in 2013, 2014, and 2015 is not currently considered probable, therefore, no compensation cost associated with these awards (based on the adjusted EBITDA condition) has been recognized during the years ended December 31, 2013, 2014, and 2015. We recorded compensation expense associated with the RSR portion of performance-based RSUs of $1.1 million, $2.4 million, and $2.2 million during the years ended December 31, 2013, 2014 and 2015, respectively.

Restricted Shares

There were no grants of restricted shares during the years ended December 31, 2014 and 2015. All restricted shares were vested as of December 31, 2013.

In connection with the IPO, the repurchase provisions that were included in the restricted share grant agreements held by certain awardees contractually expired, and these awards are now classified as equity awards and were recorded at the IPO common share offering price of $18.00 per share.

Following the IPO, the fair value of restricted shares is the market price of our common shares on the date of grant. The total intrinsic value of restricted shares vested during the year ended December 31, 2013 was $4.2 million. During the year ended December 31, 2013, we recorded compensation expense associated with restricted shares of $4.5 million.

Note 6 Fair Value Measurements

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see “Note 12—Long-Term Debt”). We did not have any transfers between Level 1 and Level 2 fair value measurements during the year ended December 31, 2015.

		Fair Value Measurements at December 31, 2014
	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
Description		(Level 1)	(Level 2)
Assets
Marketable securities(1)	$5,950	$5,950	$—

Total assets	$5,950	$5,950	$—

Liabilities
Undesignated interest rate swaps(2)	$26,109	$—	$26,109

Total liabilities	$26,109	$—	$26,109

		Fair Value Measurements at December 31, 2015
	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
Description		(Level 1)	(Level 2)
Assets
Marketable securities(1)	$5,486	$5,486	$—

Total assets	$5,486	$5,486	$—

Liabilities
Undesignated interest rate swaps(2)	$2,013	$—	$2,013

Total liabilities	$2,013	$—	$2,013

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.4 million at December 31, 2014 and $5.3 million at December 31, 2015. We sold marketable securities with a cost basis of $0.7 million during the year ended December 31, 2015 and recorded a gain on the sale of $0.4 million, which was included within other expense, net in our consolidated statement of operations.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

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

In the first quarter of 2015, we amended the defined benefit retirement plan to cease the accrual of additional benefits for the remaining active participants effective March 31, 2015, resulting in a curtailment of $10.3 million that decreased both the pension liability and the actuarial loss recorded in accumulated other comprehensive loss. As a result of the curtailment, all of the plan’s participants are now considered inactive. Accordingly, all amounts recorded in accumulated other comprehensive loss are being recognized as an increase to net periodic benefit cost over the average remaining life expectancy of plan participants, which is approximately 20 years, beginning in the second quarter of 2015.

Also, as a result of the plan amendment, we recognized in our consolidated statements of operations $0.6 million of prior service credits that were previously recorded in accumulated other comprehensive loss.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the year ended December 31, 2015, we made cash contributions to the defined benefit retirement plan of $16.4 million. We do not anticipate additional contributions to the defined benefit retirement plan in 2016. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2016 will be approximately $4.3 million.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our consolidated statements of operations for the year ended December 31, 2015. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(63)	$(68)	$(141)
Selling, general and administrative	(44)	(41)	(107)

Total	$(107)	$(109)	$(248)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$7,302	$4,070	$3,196
Selling, general and administrative	5,018	2,440	2,048

Total	$12,320	$6,510	$5,244

Realized (gain) loss on investments included in:
Other expense, net	$123	$(390)	$(340)

Total	$123	$(390)	$(340)

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

	Year Ended December 31, 2014		Year Ended December 31, 2015
		Other Post-		Other Post-
	Pension	retirement	Pension	retirement
	Benefits	Benefits	Benefits	Benefits
Change in benefit obligation
Benefit obligation at beginning of period	$427,909	$95,315	$491,118	$116,086
Service cost	2,854	128	780	70
Interest cost	19,904	4,562	18,734	4,592
Employee contributions	—	356	—	403
Plan amendments	—	—	—	(202)
Plan curtailments	—	—	(10,314)	—
Special termination benefits	48	—	—	—
Benefits paid	(24,842)	(3,741)	(30,204)	(3,401)
Actuarial (gain) loss	65,245	19,466	(34,652)	(26,965)

Benefit obligation at end of period	$491,118	$116,086	$435,462	$90,583

Change in plan assets
Plan assets at beginning of period	$322,176	$—	$339,619	$—
Employer contributions	25,873	3,385	16,435	2,998
Employee contributions	—	356	—	403
Actual return on plan assets	16,318	—	607	—
Benefits paid	(24,842)	(3,741)	(30,203)	(3,401)

Plan assets at fair value at end of period	$339,525	$—	$326,458	$—

Accrued benefit costs and funded status of the plans	$(151,593)	$(116,086)	$(109,004)	$(90,583)

Accumulated benefit obligation	$480,906		$435,462

Weighted average assumptions used to determine accumulated benefit obligation and accrued benefit costs
Discount rate	4.01%	4.04%	4.53%	4.50%
Salary rate	3.25%	—	—	—

Weighted average assumptions used to determine net periodic benefit costs
Discount rate	4.83%	4.90%	4.01%	4.04%
Expected rate of return on plan assets	7.80%	—	7.80%	—
Rate of compensation increase	3.25%	—	3.25%	—

Amounts in accumulated other comprehensive loss recognized in net periodic benefit cost
Actuarial loss, net of tax	$6,510	$—	$4,883	$361
Prior service credits, net of tax	(109)	—	(383)	135

Total	$6,401	$—	$4,500	$496

Amounts in accumulated other comprehensive loss not yet recognized in net periodic benefit cost
Actuarial loss, net of tax	$101,829	$13,221	$84,866	$(4,320)
Prior service credits, net of tax	(391)	—	(348)	—

Total	$101,438	$13,221	$84,518	$(4,320)

Amounts in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in the subsequent year
Actuarial loss	$(18,018)	$(596)	$(3,370)	$—
Prior service credits	172	—	—	8

Total	$(17,846)	$(596)	$(3,370)	$8

Our benefit obligations are discounted along a yield curve that is derived from the monthly bid-price data of bonds that are rated high grade by either Moody’s Investor Service or Standard and Poor’s Rating Services. The bond types included are noncallable bonds, private placement bonds that are traded among qualified institutional buyers and are at least two years from date of issuance, bonds with a make-whole provision, and bonds issued by foreign corporations that are denominated in U.S. dollars. Excluded are bonds that are callable, sinkable and putable as well as those for which the quoted yield-to-maturity is zero. Using the bonds from this universe that have a yield higher than the regression mean yield curve, regression analysis is used to determine the best-fitting curve, which gives a good fit to the data at both long and short maturities. The resulting regressed coupon yield curve is smoothly continuous along its entire length and represents an unbiased average of the observed market data.

In the first quarter of 2016, we plan to change the method we use to estimate the interest cost component of net periodic benefit cost for our defined benefit pension and other postretirement benefit plans. In 2015 and historically, we have estimated the interest cost component using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to use a full yield curve approach in the estimation of this component of benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We plan to make this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. We do not expect this change to affect the measurement of our total benefit obligations as the change in the interest cost will be completely offset in the actuarial (gain) loss reported. We plan to account for this change as a change in estimate and, accordingly, will account for it prospectively starting in 2016.

Interest rates used in these valuations are key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, which are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. The Society of Actuaries (“SOA”) issued new mortality and mortality improvement tables in 2014, and modified those tables in 2015. The new tables indicate raised life expectancies compared to previous mortality tables. Our December 31, 2015 valuation used mortality and improvement tables based on the SOA tables, adjusted to reflect (1) an ultimate rate of mortality improvement consistent with U.S. Social Security intermediate assumptions, and (2) a shorter transition period to reach the ultimate rate, which is consistent with historical patterns. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan. Our pension plan assets are managed in accordance with an investment policy adopted by the pension committee, as discussed below.

Plan Assets. The investment policy of the Plan includes target allocation percentages of approximately 49% for investments in equity securities (33% U.S. equities and 16% non-U.S. equities), 36% for investments in fixed income securities and 15% for investments in other securities, which is broken down further into 5% for investments in hedge fund of funds and 10% for investments in real estate fund of funds. Plan assets include investments in both U.S. and non-U.S. equity funds. Fixed income investments include a U.S. government securities fund, two short duration bond funds, a high yield bond fund and an emerging markets debt fund. The funds in which the plan’s assets are invested are institutionally managed and have diversified exposures into multiple asset classes implemented with over 65 investment managers. The guidelines and objectives of the funds are congruent with the Intelsat investment policy statement.

The target and actual asset allocation of our pension plan assets were as follows:

	As of December 31, 2014		As of December 31, 2015
Asset Category	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Equity securities	47%	49%	49%	49%
Debt securities	38%	36%	36%	34%
Other securities	15%	15%	15%	17%

Total	100%	100%	100%	100%

The fair values of our pension plan assets by asset category are as follows (in thousands):

	Fair Value Measurements at December 31, 2014	Fair Value Measurements at December 31, 2015
Asset Category
Equity Securities
U.S. Large-Cap (1)	$89,593	$87,383
U.S. Small/Mid-Cap (2)	25,133	22,121
World Equity Ex-US (3)	52,432	51,720
Fixed Income Securities
Short Duration Bonds (4)	63,544	91,897
High Yield Bonds (5)	14,133	13,638
Emerging Market Fixed income (Non-US) (6)	10,041	4,463
Core Fixed Income (7)	32,502	—
Other Securities
Hedge Funds (8)	17,719	15,913
Core Property Fund (9)	34,236	39,176
Money Market Funds	14	—
Income earned but not yet received	178	147

Total	$339,525	$326,458

(1)	US large cap equity fund invests primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.
(2)	US small/mid cap equity fund invests primarily in a portfolio of common stocks included in the Russell 2500 Index.
(3)	World equity ex-US fund invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.
(4)	Short duration bond fund includes the Opportunistic Income fund and the Limited Duration Bond Fund. The Opportunistic Income fund invests primarily in a diversified portfolio of investment grade and non-investment grade fixed-income securities. There are no restrictions on the maturity of any individual securities or on the fund’s average portfolio maturity, although the average portfolio duration will typically vary between 0 and two years. Under normal circumstances, the Limited Duration Bond Fund will invest at least 80% of its net assets in investment-grade, U.S. dollar-denominated debt instruments. The Fund is expected to maintain a portfolio duration of three years or less.
(5)	High yield bond fund seeks to maximize return by investing primarily in a diversified portfolio of higher yielding, lower rated fixed income securities. The fund will invest primarily in securities rated below investment grade, including corporate bonds, convertible and preferred securities and zero coupon obligations.
(6)	Emerging markets debt fund seeks to maximize return investing in fixed income securities of emerging markets issuers. The fund will invest primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging market countries, as well as entities organized to restructure the outstanding debt of such issuers.
(7)	Core fixed income fund invests in fixed-income funds which seek to provide current income consistent with the preservation of capital.
(8)	Hedge fund seeks to provide returns that are different from (less correlated with) investments in more traditional asset classes. The fund will pursue its investment objective by investing substantially all of its assets in various hedge funds.
(9)	Core property fund is a fund of funds that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets.

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

Net periodic pension benefit costs included the following components (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

Service cost	$3,318	$2,854	$780
Interest cost	18,244	19,904	18,734
Expected return on plan assets	(21,263)	(24,130)	(25,926)
Amortization of unrecognized prior service credits	(172)	(172)	(43)
Amortization of unrecognized net loss	19,423	10,319	7,911
Curtailment (gain) loss	—	—	(564)
Special termination benefit recognized	—	48	—

Total benefit	$19,550	$8,823	$892

We had accrued benefit costs at December 31, 2014 and 2015 of $151.6 million and $109.0 million, respectively, related to the pension benefits, of which $0.6 million was recorded within other current liabilities for both periods and $151.0 million and $108.4 million was recorded in other long-term liabilities, respectively.

Net periodic other postretirement benefit costs included the following components (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Service cost	$293	$128	$70
Interest cost	4,295	4,562	4,592
Plan amendment	797	—	—
Amortization of unrecognized net loss	362	—	596

Total costs	$5,747	$4,690	$5,258

We had accrued benefit costs at December 31, 2014 and 2015 related to the other postretirement benefits of $116.1 million and $90.6 million, respectively, of which $5.2 million and $4.3 million was recorded in other current liabilities, respectively, and $110.9 million and $86.3 million was recorded in other long-term liabilities, respectively.

Depending upon our actual future health care claims, our actual costs may vary significantly from those projected above. As of December 31, 2014 and December 31, 2015, the assumed health care cost trend rate was 7.5%. This rate is assumed to decrease gradually to 4.5% by the year 2030 and to remain at that level of annual increase thereafter. Increasing the assumed health care cost trend rate by 1% each year would increase the other postretirement benefits obligation as of December 31, 2015 by $9.7 million. Decreasing this trend rate by 1% each year would reduce the other postretirement benefits obligation as of December 31, 2015 by $8.2 million. A 1% increase in the assumed health care cost trend rate would have increased the net periodic other postretirement benefits cost by $0.5 million and a 1% decrease would have decreased the cost by $0.4 million for 2015.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows (in thousands):

	Pension Benefits	Other Post- retirement Benefits
2016	$34,395	$4,277
2017	29,816	4,647
2018	28,052	4,948
2019	27,374	5,235
2020	28,938	5,498
2021 to 2025	138,404	29,970

Total	$286,979	$54,575

(b) Other Retirement Plans

As part of the defined benefit retirement plan amendment in the first quarter of 2015, the two defined contribution retirement plans we previously maintained were merged into a single plan, which is qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $5.4 million, $9.2 million and $6.8 million for the years ended December 31, 2013, 2014 and 2015, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 8 Receivables

Receivables were comprised of the following (in thousands):

	As of December 31, 2014	As of December 31, 2015
Service charges:
Billed	$245,022	$258,034
Unbilled	7,493	9,658
Other	3,117	2,261
Allowance for doubtful accounts	(35,174)	(37,178)

Total	$220,458	$232,775

Unbilled service charges represent amounts earned and accrued as receivables from customers for services rendered prior to the end of the reporting period. Unbilled service charges are expected to be billed and collected within twelve months of the respective balance sheet date.

Note 9 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2014	As of December 31, 2015
Satellites and launch vehicles	$9,154,751	$9,810,941
Information systems and ground segment	582,115	641,741
Buildings and other	236,845	241,273

Total cost	9,973,711	10,693,955
Less: accumulated depreciation	(4,093,447)	(4,705,638)

Total	$5,880,264	$5,988,317

Satellites and other property and equipment, net as of December 31, 2014 and 2015 included construction-in-progress of $1.1 billion and $1.5 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $70.9 million and $86.3 million were capitalized during the years ended December 31, 2014 and 2015, respectively. Additionally, we recorded depreciation expense of $654.3 million, $611.1 million and $627.5 million during the years ended December 31, 2013, 2014 and 2015, respectively.

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

(b) Recent Satellite Launches

On January 27, 2016, we successfully launched our IS-29e satellite into orbit. IS-29e is a C- and Ku-band satellite which contains an advanced digital payload, providing commercial and government customers access to high-throughput capabilities. The satellite, which will be located at the 310ºE orbital location, will enable the delivery of high performance broadband services to enterprise, fixed and mobile network operators, aero and maritime mobility service providers, and to government customers operating throughout the Americas. The satellite is expected to enter into service in the second quarter of 2016.

On August 20, 2015, we successfully launched our IS-34 satellite into orbit. IS-34 is a C- and Ku-band satellite that establishes long-term capacity at the 304.5ºE orbital location, and entered into service in October 2015. IS-34 includes a C-band payload which delivers media distribution services to Latin American customers. The satellite also hosts a Direct-to-Home (“DTH”) platform in Ku-band as well as a specialized Ku-band payload serving the North Atlantic region, designed to support broadband services for the aeronautical and maritime mobility sectors.

On October 16, 2014, we successfully launched our IS-30 satellite into orbit. This satellite establishes long-term capacity at the 95°W orbital location and is co-located with our Galaxy 3C satellite. IS-30 entered into service in the fourth quarter of 2014. It provides capacity for DTH television service in Latin America via Ku-band platforms, as well as additional capacity for media, government and network services customers via C-band platforms.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and we received $406.2 million of insurance proceeds during the year ended December 31, 2013. Accounting for insured losses of fixed assets is governed by FASB ASC Topic 605-40, Revenue Recognition—Gains and Losses (“FASB ASC 605-40”). In accordance with FASB ASC 605-40, we recognized the surplus of insurance proceeds received over the $396.6 million book value of the IS-27 satellite and its related assets and recorded a $9.6 million gain, which is reflected as a gain on satellite insurance recoveries on our consolidated statements of operations for the year ended December 31, 2013. These proceeds were used to redeem $366.4 million aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/4% Senior Notes due 2017.

(c) Satellite Health

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

Significant Anomalies

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2015 we operated one other satellite in the LM 7000 series, IS-805, which is currently being relocated to a new orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellite, the risk of any individual satellite having a similar anomaly is low.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we have since uploaded flight software code to protect against future anomalies of this type. As of December 31, 2015, Galaxy 15 continues to provide normal service.

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A Failure Review Board established to determine the cause of the anomaly, completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The Failure Review Board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012.

During launch operations of IS-19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The IOB formed by Space Systems/Loral, LLC (“SSL”) and Sea Launch to investigate the solar array deployment anomaly. The IOB concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly. We received $84.8 million of insurance proceeds related to the claim in 2013. As planned, IS-19 followed IS-8 at 166°E, in August 2012.

Other Anomalies

We have also identified four other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the on-board satellite control processor (“SCP”) in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites;

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites; and

•	electrical distribution anomalies on older SSL FS 1300 satellites.

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

As of December 31, 2015, we operated one BSS 601 satellite, IS-26. This satellite was identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

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

As of December 31, 2015, we operated four BSS 601 HP satellites, IS-5, IS-9, and IS-10 are now in inclined-orbit, and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 continues to have both XIPS available as its primary propulsion system. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacements by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

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

As of December 31, 2015, we operated three BSS 702 HP satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the first quarter of 2019 and IS-1R’s estimated end of service life is in the second quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and was replaced by IS-34 in 2015. IS-1R was redeployed following its replacement by IS-14. The third BSS 702 HP satellite that we operated as of December 31, 2015, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SSL FS 1300 Electrical Anomalies. We have experienced past anomalies in the electrical distribution systems of certain SSL FS 1300 satellites. In November 2004, our Galaxy 27 satellite experienced a sudden anomaly in the north electrical distribution system resulting in loss of control and customer service interruptions. We determined that the satellite lost some degree of functionality and as of December 31, 2015, Galaxy 27 is kept in inclined orbit. In June 2008, our Galaxy 26 satellite experienced an unexpected electrical distribution anomaly which significantly reduced the power generating capability resulting in some customer service interruptions. In June 2014, Galaxy 26 was decommissioned. With respect to both of these satellites, it was determined that the anomalies were likely due to a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. Along with SSL, we continually monitor this problem.

As of December 31, 2015, we operated one other SSL FS 1300 satellite, IS-8, which contains this design flaw. IS-8 has been in service since 1998 and has not experienced an electrical distribution anomaly. We believe that while the risk of an electrical distribution anomaly still exists for IS-8, this risk diminishes over time.

Note 10 Investments

We have an ownership interest in two entities that met the criteria of a VIE, Horizons Satellite Holdings, LLC (“Horizons Holdings”) and our new joint venture, Horizons-3 Satellite Holdings, LLC. Horizons Holdings is discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”). Horizons Satellite-3 Satellite LLC is discussed in further detail below. On June 24, 2015, we purchased a minority share investment in WorldVu Satellite Limited (“OneWeb”) discussed further below.

(a) Horizons Holdings

Our first joint venture with JSAT is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement (the “Horizons 2 Loan Agreement”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets and liabilities of Horizons Holdings were $67.5 million and $0.1 million as of December 31, 2014, respectively, and $58.7 million and $0.3 million as of December 31, 2015, respectively.

We have a revenue sharing agreement with JSAT related to services sold on the Horizons-1 and Horizons-2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $5.7 million and $6.6 million as of December 31, 2014 and 2015, respectively.

Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we also agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in early 2012. In connection with the guarantee, we paid a total of $13.9 million, net of fees and commissions.

(b) Horizons-3 Satellite LLC

On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, named Horizons-3 Satellite LLC (“Horizons 3”), was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite to be located at the 169ºE orbital location.

Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3 satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are not the primary beneficiary, and therefore, do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment is accounted for using the equity method of accounting and the investment balance of $19.1 million was included within other assets in our consolidated balance sheets as of December 31, 2015.

In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $19.1 million during the year ended December 31, 2015. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity service contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.

(c) OneWeb

On June 24, 2015, we entered into an agreement with OneWeb, a venture planning to build, deploy and operate a low earth orbit (“LEO”) Ku-band satellite constellation. As part of the alliance, we will partner with OneWeb to use its LEO platform, once established, to complement our geostationary orbit satellite services, resulting in what we expect will be the first and only fully global, pole-to-pole high throughput satellite system.

Pursuant to the agreement, we purchased a minority share investment in OneWeb for $25.0 million. We account for this investment under the cost method per FASB ASC Topic 325-20, Investments – Other – Cost Method Investments. As of December 31, 2015, our cost method investment had a carrying value of $25.0 million and was recorded in other assets in our consolidated balance sheets.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2014	$(975,353)	$40,686	$(934,667)
Net income	232,532	3,974	236,506
Dividends paid to noncontrolling interests	—	(8,744)	(8,744)
Acquisition of remaining interests in WP Com	2,215	(2,215)	—
Share-based compensation	26,389	—	26,389
Declaration of preferred stock dividend	(9,917)	—	(9,917)
Postretirement/pension liability adjustment	(52,002)	—	(52,002)
Other comprehensive income	(132)	—	(132)

Balance at December 31, 2014	$(776,268)	$33,701	$(742,567)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2015	$(776,268)	$33,701	$(742,567)
Net income (loss)	(3,923,387)	3,934	(3,919,453)
Dividends paid to noncontrolling interests	—	(8,423)	(8,423)
Share-based compensation	25,921	—	25,921
Declaration of preferred stock dividend	(9,919)	—	(9,919)
Postretirement/pension liability adjustment	34,449	—	34,449
Other comprehensive income	(361)	—	(361)

Balance at December 31, 2015	$(4,649,565)	$29,212	$(4,620,353)

Note 11 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2014	As of December 31, 2015
Goodwill	$6,780,827	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	70,400	65,200

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC 350, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are instead tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

(a) Goodwill

We perform our annual goodwill impairment assessment using a qualitative approach to identify and consider the significance of relevant key factors, events, and circumstances that affect the fair value of our reporting unit. We are required to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test.

Assumptions and Approach Used. We make our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events.

During the fourth quarter of 2015, our share price experienced a sustained reduction in trading values. Secondly, the trading values of our debt securities also showed sustained deterioration. This was also reflective of broader difficulties in the credit markets for high yield issuers. Finally, our annual business planning process which we undertook in the fourth quarter showed a decline in our forecasted results as compared to previous levels. Based on our examination of these and other qualitative factors, we concluded that further testing of goodwill was required.

Determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions require significant judgment and could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows, market comparisons, and recent transactions. These approaches use significant estimates and assumptions, including projected future cash flows (including timing), discount rates reflecting the risks inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.

The second step of the process requires us to calculate a hypothetical purchase allocation to compare the current implied value of the goodwill to the current carrying value of the goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit over the aggregate fair values of the individual assets, liabilities and identifiable intangibles. If the implied fair value of goodwill as described above exceeds recorded goodwill, there is no impairment. If the recorded goodwill exceeds the implied fair value, an impairment charge would be recorded for the excess. Furthermore, an impairment loss cannot exceed the amount of goodwill assigned to a reporting unit. After recognizing the impairment loss, the corresponding loss establishes a new basis in the goodwill. Subsequent reversals of goodwill impairment losses are not permitted under applicable accounting standards.

We determined the estimated fair value of our reporting unit using discounted cash flow analysis, along with independent source data related to the comparative market multiples and, when available, recent transactions, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC 820. The discounted cash flows were derived from a five-year projection of cash flows plus a residual value, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital.

In estimating the undiscounted cash flows, we primarily used our internally prepared budgets and forecast information. The key assumptions included in our model were projected growth rates, cost of capital, effective tax rates, and industry and economic trends. A change in the estimated future cash flows or other assumptions could change our estimated fair values and result in future impairments. The result of our analysis resulted in a non-cash impairment charge of $4.2 billion, which is included within impairment of goodwill and other intangibles in the consolidated statement of operations.

The analysis was performed using information available at that time and was based on estimates of fair values of the assets acquired and liabilities. We believe that the estimates and assumptions underlying the valuation methodologies are reasonable.

(b) Orbital Locations, Trade Name and other Indefinite-Lived Intangible Assets

Orbital Locations. Intelsat is authorized by governments to operate satellites at certain orbital locations—i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 35,800 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the ITU, a sub-organization of the United Nations. We will continue to be able to operate satellites at our orbital locations so long as we maintain our authorizations to do so.

Our rights to operate at orbital locations can be used and sold individually; however, since satellites and customers can be and are moved from one orbital location to another, our rights are used in conjunction with each other as a network that can be adapted to meet the changing needs of our customers and market demands. Due to the interchangeable nature of orbital locations, the aggregate value of all of the orbital locations is used to measure the extent of impairment, if any.

We determined the estimated fair value of our rights to operate at orbital locations by using the build-up method to determine cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. Under the build-up approach, the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location is calculated by first estimating the cash flows that typical market participants would assume could be available from the right to operate satellites using the subject location in a similar market. It is assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically start with the right to operate at an orbital location and build a new operation with similar attributes from the beginning. Thus the buyer/builder is considered to incur the start-up costs and losses typically associated with the going concern value and pay for all other tangible and intangible assets.

The key assumptions used in estimating the fair values of our rights to operate at our orbital locations included: (i) market penetration leading to revenue growth, (ii) profit margin, (iii) duration and profile of the build-up period, (iv) estimated start-up costs and losses incurred during the build-up period and (v) weighted average cost of capital.

In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the rights were expected to generate revenue, we assigned a value based upon independent source data for recent transactions relating to similar orbital locations, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC 820. We completed our analysis of our orbital locations in connection with the analysis of goodwill described above, and concluded that there was no impairment.

Trade Name. We have implemented the relief from royalty method to determine the estimated fair value of the Intelsat trade name. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate utilized in the relief from royalty approach, we considered comparable license agreements, operating earnings benchmark rule of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC 820.

The key assumptions used in our model to estimate the fair value of the Intelsat trade name included forecasted revenues, the tax rate and discount rate. A change in the estimated tax rates or discount rate could result in future impairments. We completed our analysis of the Intelsat trade name in connection with the analysis of goodwill described above and it resulted in an impairment of our trade name intangible of $5.2 million, which is included within impairment of goodwill and other intangibles in the consolidated statement of operations.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31, 2014			As of December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(615,285)	$128,475	$743,760	$(647,534)	$96,226
Customer relationships	534,030	(161,960)	372,070	534,030	(189,926)	344,104

Total	$1,277,790	$(777,245)	$500,545	$1,277,790	$(837,460)	$440,330

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $82.3 million, $68.2 million and $60.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Scheduled amortization charges for the intangible assets over the next five years are as follows (in thousands):

Year	Amount
2016	$48,491
2017	42,254
2018	38,481
2019	34,351
2020	31,103

In accordance with FASB ASC 350, we are required to disclose on an interim and annual basis our policy related to the renewal or extension of the term of our intangible assets. Our policy is to expense all costs incurred to renew or extend the terms of our intangible assets. The renewal expenses for each of the years ended December 31, 2013, 2014 and 2015 were immaterial to our consolidated results of operations.

Note 12 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2014		As of December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$509,400	$475,000	$355,063
Unamortized prepaid debt issuance costs on 6.75% Senior Notes	(2,972)	—	(2,066)	—
7.75% Senior Notes due June 2021	2,000,000	2,005,000	2,000,000	930,000
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(22,385)	—	(19,602)	—
8.125% Senior Notes due June 2023	1,000,000	1,015,000	1,000,000	450,000
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(11,887)	—	(10,870)	—

Total Intelsat Luxembourg obligations	3,462,756	3,529,400	3,442,462	1,735,063

Intelsat Jackson:
7.25% Senior Notes due October 2020	2,200,000	2,318,360	2,200,000	1,919,500
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(9,635)	—	(8,248)	—
7.25% Senior Notes due April 2019	1,500,000	1,563,750	1,500,000	1,368,750
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(10,355)	—	(8,203)	—
7.5% Senior Notes due April 2021	1,150,000	1,227,625	1,150,000	1,000,500
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(9,350)	—	(8,137)	—
6.625% Senior Notes due December 2022	1,275,000	1,313,250	1,275,000	803,250
Unamortized prepaid debt issuance costs and premium on 6.625% Senior Notes	22,694	—	20,428	—
5.5% Senior Notes due August 2023	2,000,000	1,980,000	2,000,000	1,560,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(18,439)	—	(16,719)	—
Senior Secured Credit Facilities due June 2019	3,095,000	3,075,811	3,095,000	2,944,274
Jackson Revolver	49,000	49,000	—	—
Unamortized prepaid debt issuance costs and discount on Senior Credit Facilities and Jackson Revolver	(38,450)	—	(30,204)	—

Total Intelsat Jackson obligations	11,205,465	11,527,796	11,168,917	9,596,274

Total Intelsat S.A. long-term debt	14,668,221	15,057,196	14,611,379	11,331,337

Less:
Current portion of long-term debt	49,000		—

Total long-term debt, excluding current portion	$14,619,221		$14,611,379

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

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying value of that debt liability. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 on a retrospective basis with early adoption allowed. Additionally, in the third quarter of 2015, the FASB issued an amendment to this update to simplify the presentation of debt issuance costs to include line-of-credit arrangements. We adopted the amendments in the fourth quarter of 2015. The adoption of ASU 2015-03 had the effect of a reduction in each of other assets and long-term debt, net of current portion of $142.9 million and $121.7 million as of December 31, 2014 and December 31, 2015, respectively.

Required principal repayments of long-term debt over the next five years and thereafter as of December 31, 2015 are as follows (in thousands):

Year	Amount
2016	$—
2017	—
2018	475,000
2019	4,595,000
2020	2,200,000
2021 and thereafter	7,425,000

Total principal repayments	14,695,000
Unamortized discounts, premium and prepaid issuance costs	(83,621)

Total Intelsat S.A. long-term debt	$14,611,379

2015 Intelsat Luxembourg Notes Repurchases

During the fourth quarter of 2015, we repurchased $25.0 million in aggregate principal amount of Intelsat Luxembourg’s 6  3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”). In connection with these repurchases, we recognized a gain on early extinguishment of debt of $7.1 million in the fourth quarter of 2015, consisting of the difference between the carrying value of the debt purchased and the total cash amount paid, and a write-off of unamortized debt issuance costs.

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all of the outstanding $500.0 million aggregate principal amount of its 8  1⁄2% Senior Notes due 2019. In connection with the redemption of these notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

Description of Indebtedness

(a) Intelsat Luxembourg

6  3⁄4% Senior Notes due 2018

Intelsat Luxembourg had $475.0 million in net aggregate principal amount of the 2018 Luxembourg Notes, which represents $500.0 million of aggregate principal outstanding less $25.0 million of aggregate principal notes held in treasury following the repurchases described above in 2015 Intelsat Luxembourg Notes Repurchases. The 2018 Luxembourg Notes bear interest at 6  3⁄4% annually and mature in June 2018. The 2018 Luxembourg Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A. and Intelsat Investments S.A. (the “Parent Guarantors”).

Interest is payable on the 2018 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2018 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

7  3⁄4% Senior Notes due 2021

Intelsat Luxembourg had $2.0 billion in aggregate principal amount of the 2021 Luxembourg Notes outstanding at December 31, 2015. The 2021 Luxembourg Notes bear interest at 7  3⁄4% annually and mature in June 2021. The 2021 Luxembourg Notes are guaranteed by the Parent Guarantors.

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

8 1/8% Senior Notes due 2023

Intelsat Luxembourg had $1.0 billion in aggregate principal amount of the 2023 Luxembourg Notes outstanding at December 31, 2015. The 2023 Luxembourg Notes bear interest at 8 1⁄8% annually and mature in June 2023. The 2023 Luxembourg Notes are guaranteed by the Parent Guarantors.

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

(b) Intelsat Jackson

7 1/4% Senior Notes due 2020

Intelsat Jackson had $2.2 billion in aggregate principal amount of 2020 Jackson Notes outstanding at December 31, 2015. The 2020 Jackson Notes bear interest at 7 1⁄4% annually and mature in October 2020. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

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

7  1⁄4% Senior Notes due 2019 and 7  1⁄2% Senior Notes due 2021

Intelsat Jackson had $1.5 billion in aggregate principal amount of its 7  1⁄4% Senior Notes due 2019 (the “7  1⁄4% 2019 Jackson Notes”) and $1.15 billion aggregate principal amount of its 7  1⁄2% Senior Notes due 2021 (the “2021 Jackson Notes” and, together with the 7  1⁄4% 2019 Jackson Notes, the “New Jackson Notes”) outstanding at December 31, 2015. The New Jackson Notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the New Jackson Notes semi-annually on April 1 and October 1. Intelsat Jackson may redeem the 7  1⁄2% 2021 Jackson Notes, in whole or in part, prior to April 1, 2016, at a price equal to 100% of the principal amount plus the applicable premium described in the respective notes.

The New Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

6  5⁄8% Senior Notes due 2022

Intelsat Jackson had $1.3 billion in aggregate principal amount of the 2022 Intelsat Jackson Notes outstanding at December 31, 2015. The 2022 Intelsat Jackson Notes bear interest at 6  5⁄8% annually and mature in December 2022. These notes are guaranteed by the Parent Guarantors and Intelsat Luxembourg.

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

5  1⁄2% Senior Notes due 2023

Intelsat Jackson had $2.0 billion in aggregate principal amount of the 2023 Jackson Notes outstanding at December 31, 2015. The 2023 Jackson Notes bear interest at 5  1⁄2% annually and mature in August 2023. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

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

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility was available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2015, Intelsat Jackson had $488.7 million (net of standby letters of credit) of availability remaining thereunder.

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

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

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

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.58 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.59 to 1.00 as of December 31, 2015.

Note 13 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We originally entered into these interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of December 31, 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion. These interest rate swaps matured in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but had not been designated as hedges for accounting purposes. On a quarterly basis, we received a floating rate of interest equal to the three-month LIBOR and paid a fixed rate of interest. On the interest rate reset date of December 14, 2015, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.41%. From September 14, 2015 to December 14, 2015, the rate we paid averaged 1.97% and the rate we received averaged 0.34%.

The counterparties to our interest rate swap agreements are highly rated financial institutions. Over the life of the agreements, there was no occurrence of non-performance by the counterparties.

All of our interest rate swaps were undesignated as of December 31, 2015. The swaps were marked-to-market quarterly with any change in fair value included in interest expense, net in our consolidated statements of operations. We incorporated credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. Due to final payments and the maturity of these interest rate swaps in January 2016, no credit valuation adjustment was recorded as of December 31, 2015.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	Year Ended December 31, 2014	Year Ended December 31, 2015
Undesignated interest rate swaps	Other current liabilities	$1,321	$2,013
Undesignated interest rate swaps	Other long-term liabilities	24,788	—

Total derivatives		$26,109	$2,013

The following table sets forth the effect of the derivative instruments, included in interest expense, net in our consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Undesignated interest rate swaps	Included in interest expense, net	$8,064	$5,649	$3,483

Note 14 Income Taxes

The following table summarizes our total income (loss) before income taxes (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

Domestic income (loss) before income taxes	$(356,019)	$199,682	$(3,966,322)
Foreign income before income taxes	73,189	59,795	48,382

Total income (loss) before income taxes	$(282,830)	$259,477	$(3,917,940)

An impairment of goodwill and other intangible assets was recorded primarily at our domestic entities with the 2015 net loss, with no comparable amounts recorded in 2014. The composition of our income (loss) between domestic and foreign sources changed in 2014 principally due to our IPO and the debt refinancing transactions in 2013, as well as a 2013 internal subsidiary reorganization.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

Current income tax provision
Domestic	$856	$2,306	$—
Foreign	33,654	33,311	10,817

Total	34,510	35,617	10,817

Deferred income tax benefit:
Foreign	(65,347)	(12,646)	(9,304)

Total	(65,347)	(12,646)	(9,304)

Total income tax provision (benefit):	$(30,837)	$22,971	$1,513

The income tax provision (benefit) was different from the amount computed using the Luxembourg statutory income tax rate of 29.22% for the reasons set forth in the following table (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015

Expected tax provision (benefit) at Luxembourg statutory income tax rate	$(82,643)	$75,819	$(1,144,822)
Foreign income tax differential	35,511	40,099	42,339
Nontaxable interest income	(93,154)	(53,361)	(67,651)
Tax deductible impairment charge in Luxembourg subsidiaries	—	—	(854,393)
Goodwill impairment	—	—	599,974
Changes in unrecognized tax benefits	(3,997)	1,229	(15,465)
Changes in valuation allowance	171,433	(24,147)	1,463,774
Tax effect of 2011 intercompany sale	(6,865)	(6,740)	(6,112)
Foreign tax credits	(44,137)	(2,147)	(2,171)
Research and development tax credits	(5,890)	(5,564)	(2,103)
Other	(1,095)	(2,217)	(11,857)

Total income tax provision (benefit)	$(30,837)	$22,971	$1,513

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated a taxable loss for the year ended December 31, 2015. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

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

The following table details the composition of the net deferred tax balances as of December 31, 2014 and 2015 (in thousands):

	As of December 31, 2014	As of December 31, 2015

Current deferred taxes, net	$76,315	$—
Long-term deferred taxes, net	(211,680)	(160,802)
Other assets	9,157	12,203

Net deferred taxes	$(126,208)	$(148,599)

The components of the net deferred tax liability were as follows (in thousands):

	As of December 31, 2014	As of December 31, 2015
Deferred tax assets:
Accruals and advances	$27,586	$26,672
Amortizable intangible assets	74,062	739,058
Performance incentives	22,308	17,596
Customer deposits	55,573	17,771
Bad debt reserve	3,081	3,607
Accrued retirement benefits	92,320	72,520
Interest rate swap	295	—
Satellites and other property and equipment	11,348	—
Disallowed interest expense carryforward	108,446	111,038
Net operating loss carryforward	1,343,444	2,232,359
Tax credits	58,643	36,656
Other	15,576	14,646

Total deferred tax assets	1,812,682	3,271,923

Deferred tax liabilities:
Satellites and other property and equipment	(32,811)	(172,574)
Amortizable intangible assets	(58,789)	(30,788)
Non-amortizable intangible assets	(223,878)	(116,526)
Tax basis differences in investments and affiliates	(219,049)	(218,583)
Other	(7,126)	(21,040)

Total deferred tax liabilities	(541,653)	(559,511)

Valuation allowance	(1,397,237)	(2,861,011)

Total net deferred tax liabilities	$(126,208)	$(148,599)

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2016 on a prospective or retrospective basis with early adoption allowed. We adopted the amendments in the fourth quarter of 2015 on a prospective basis.

As of December 31, 2014 and 2015, our consolidated balance sheets included a deferred tax asset in the amount of $1.3 billion and $2.2 billion, respectively, attributable to the future benefit from the utilization of certain net operating loss carryforwards and $67.9 million and $46.3 million of deferred tax assets, respectively, attributable to the future benefit from the utilization of tax credit carryforwards. As of December 31, 2015, we had tax-effected U.S. federal, state and other foreign tax net operating loss carryforwards of $59.5 million expiring, for the most part, between 2020 and 2035 and tax effected Luxembourg net operating loss carryforwards of $2.2 billion without expiration. These Luxembourg net operating loss carryforwards were caused primarily by our interest expense, satellite depreciation and the amortization of goodwill and other intangible assets. Our alternative minimum tax credit carryforward of $17.8 million may be carried forward indefinitely, our foreign tax credit carryforward of $20.4 million may be carried forward to years between 2022 and 2025, and the $8.1 million research and development credit may be carried forward to years between 2030 and 2035.

Our valuation allowance as of December 31, 2014 and 2015 was $1.4 billion and $2.9 billion, respectively. Almost all of the valuation allowance relates to Luxembourg net operating loss carryforwards and deferred tax assets created by differences between US GAAP and Luxembourg tax basis. Certain operations of our subsidiaries are controlled by various intercompany agreements which provide these subsidiaries with predictable operating profits. Other subsidiaries, principally Luxembourg subsidiaries, are subject to the risks of our overall business conditions which make their earnings less predictable.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	2014	2015
Balance at January 1	$65,111	$67,135
Increases related to current year tax positions	2,366	3,237
Increases related to prior year tax positions	2,629	962
Decreases related to prior year tax positions	—	(1,068)
Expiration of statute of limitations for the assessment of taxes	(2,971)	(30,018)

Balance at December 31	$67,135	$40,248

As of December 31, 2014 and December 31, 2015 our gross unrecognized tax benefits were $67.1 million and $40.2 million, respectively (including interest and penalties), of which $45.6 million and $29.6 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2014 and 2015, we had recorded reserves for interest and penalties in the amount of $17.3 million and $5.0 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2015, the change in the balance of unrecognized tax benefits consisted of an increase of $3.2 million related to current tax positions, an increase of $1.0 million related to prior tax positions, a decrease of $1.1 million related to prior tax positons and due to a settlement of an audit, and a decrease of $30.0 million due to the expiration of statute of limitations for the assessment of taxes.

We operate in various taxable jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., United Kingdom and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2010.

Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows within the next twelve months.

On March 7, 2013, Intelsat USA Sales LLC (Intelsat USA Sales Corporation prior to January 2011, and a disregarded subsidiary of Intelsat Corp) was notified by the U.S. Internal Revenue Service of its intent to initiate an audit for the tax year ending on December 31, 2010. Intelsat USA Sales LLC wholly owns Intelsat General Corporation, which provides services to U.S. government and other select military organizations and their contractors, as well as other commercial customers. On March 5, 2014, Intelsat USA Sales LLC received a letter from the U.S. Internal Revenue Service effectively closing the audit of this federal income tax return for 2010 with no adjustment. Certain previously unrecognized tax benefits were recognized as a result of the conclusion of this audit.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. At this point in time, it is too early to assess the probability of any adjustments resulting from these audits.

Tax Contingency

Prior to August 20, 2004, Intelsat Corp joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat Corporation recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of December 31, 2014, we had a tax indemnification receivable of $1.5 million. During the third quarter of 2015, we were notified by The DIRECTV Group that the audit of a tax return period covered under this separation agreement was closed with no adjustments. At this point, we released the previously unrecognized tax benefits related to the tax return under audit and we wrote off the corresponding indemnification receivable.

Note 15 Contractual Commitments

In the further development and operation of our commercial global communications satellite system, significant additional expenditures are anticipated. In connection with these and other expenditures, we have a significant amount of long-term debt, as described in “Note 12—Long-Term Debt.” In addition to these debt and related interest obligations, we have expenditures represented by other contractual commitments. The additional expenditures as of December 31, 2015 and the expected year of payment are as follows (in thousands):

	Satellite Construction and Launch Obligations	Satellite Performance Incentive Obligations	Horizons-3 Satellite LLC Contribution Obligations (1)	Operating Leases	Sublease Rental Income	Customer and Vendor Contracts	Total
2016	$455,997	$35,321	$14,000	$15,057	$(580)	$101,176	$620,971
2017	369,432	30,170	21,700	13,868	(62)	31,585	466,693
2018	164,222	25,899	36,400	13,451	(46)	36,221	276,147
2019	83,777	24,020	—	13,370	(48)	32,277	153,396
2020	31,536	23,947	—	12,825	(37)	13,719	81,990
2021 and thereafter	136,478	133,091	—	119,183	(181)	276	388,847

Total contractual commitments	$1,241,442	$272,448	$72,100	$187,754	$(954)	$215,254	$1,988,044

(1)	See Note 10(b)—Investments—Horizons-3 Satellite LLC.

(a) Satellite Construction and Launch Obligations

As of December 31, 2015, we had approximately $1.2 billion of expenditures remaining under our existing satellite construction and launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2015, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

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

(b) Satellite Performance Incentive Obligations

Satellite construction contracts also typically require that we make orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2015, we had $272.4 million of satellite performance incentive obligations, including future interest payments.

(c) Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities, including for our U.S. administrative headquarters facility in McLean, Virginia. As of December 31, 2015, the total obligation related to operating leases, net of sublease income on leased facilities and rental income, was $186.8 million. Rental income and sublease income are included in other expense, net in the accompanying consolidated statements of operations.

Total rent expense for the years ended December 31, 2013, 2014 and 2015, was $13.1 million, $13.0 million and $14.9 million, respectively.

(d) Customer and Vendor Contracts

We have contracts with certain customers that require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2015, we had commitments under these customer and vendor contracts which totaled approximately $215.3 million related to the provision of equipment, services and other support.

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

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
North America	45%	45%	47%
Europe	16%	17%	15%
Latin America and Caribbean	16%	16%	15%
Africa and Middle East	15%	14%	14%
Asia Pacific	8%	8%	9%

Approximately 4%, 4% and 7% of our revenue was derived from our largest customer during each of the years ended December 31, 2013, 2014 and 2015, respectively. The ten largest customers accounted for approximately 25%, 26% and 29% of our revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Year Ended December 31, 2013		Year Ended December 31, 2014		Year Ended December 31, 2015
On-Network Revenues
Transponder services	$1,873,192	72%	$1,779,458	72%	$1,705,568	73%
Managed services	411,126	16%	415,269	17%	405,330	17%
Channel	72,123	3%	58,669	2%	38,872	2%

Total on-network revenues	2,356,441	91%	2,253,396	91%	2,149,770	91%

Off-Network and Other Revenues
Transponder, MSS and other off-network services	201,282	8%	171,637	7%	160,063	7%
Satellite-related services	45,900	2%	47,353	2%	42,688	2%

Total off-network and other revenues	247,182	9%	218,990	9%	202,751	9%

Total	$2,603,623	100%	$2,472,386	100%	$2,352,521	100%

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

(b) Monitoring Fee Agreement

Intelsat Luxembourg, our wholly-owned subsidiary, had a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg.

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

(f) Horizons-3 Satellite LLC

We have a 50% ownership interest in Horizons-3 Satellite LLC as a result of a joint venture with JSAT (see Note 10(b)—Investments—Horizons-3 Satellite LLC).

Note 19 Quarterly Results of Operations (in thousands, unaudited)

	Quarter Ended
2014	March 31	June 30	September 30	December 31
Revenue (1)	$628,890	$615,749	$608,625	$619,122
Income from operations (1)	328,700	315,060	310,811	292,707
Net income	82,896	67,771	68,620	17,220	(3)
Net income attributable to Intelsat S.A.	81,946	66,768	67,624	16,194	(3)
Net income attributable to common shareholders	81,946	56,851	67,624	16,194	(3)
Net income per share attributable to Intelsat S.A.:
Basic (2)	$0.77	$0.53	$0.63	$0.15
Diluted (2)	0.70	0.53	0.58	0.14

	Quarter Ended
2015	March 31	June 30	September 30	December 31
Revenue (1)	$602,306	$598,109	$580,847	$571,259
Income (loss) from operations (1)	292,762	290,842	284,999	(3,897,122)
Net income (loss)	55,665	61,236	78,967	(4,115,321	) (4)
Net income (loss) attributable to Intelsat S.A.	54,717	60,220	77,982	(4,116,306	) (4)
Net income (loss) attributable to common shareholders	54,717	50,301	77,982	(4,116,306	) (4)
Net income (loss) per share attributable to Intelsat S.A.:
Basic (2)	$0.51	$0.47	$0.73	$(38.29)
Diluted (2)	0.47	0.47	0.66	(38.29)

(1)	Our quarterly revenue and operating income (loss) are generally not impacted by seasonality, as customer contracts for satellite utilization are generally long-term. Revenue declines shown above were primarily due to declines from our network services customers, mainly due to reduced volumes resulting from non-renewals and point-to-point connectivity and certain cellular backhaul services which are shifting to fiber alternatives, together with non-renewals and renewal pricing at lower rates for enterprise network services. Additional declines in Channel services related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.
(2)	Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.
(3)	Includes a $40.4 million loss on early extinguishment of debt related to the redemption of debt in connection with the 2014 Intelsat Jackson Notes Redemption and $5.0 million payment for development costs.
(4)	Includes a $4.2 billion impairment of goodwill and other intangibles.

Note 20 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of the New Jackson Notes. The New Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

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

We had other comprehensive income of $58.0 million, other comprehensive loss of $52.1 million and other comprehensive income of $34.1 million for the years ended December 31, 2013, 2014 and 2015, respectively. Other comprehensive income (loss) is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$16,941	$760	$109,959	$89,641	$43,881	$(89,641)	$171,541
Receivables, net of allowance	—	—	173,869	173,638	58,906	(173,638)	232,775
Prepaid expenses and other current assets	919	—	28,633	28,593	6,680	(29,041)	35,784
Intercompany receivables	—	116,396	49,539	—	323,173	(489,108)	—

Total current assets	17,860	117,156	362,000	291,872	432,640	(781,428)	440,100
Satellites and other property and equipment, net	—	—	5,897,103	5,897,103	91,214	(5,897,103)	5,988,317
Goodwill	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	440,330	440,330	—	(440,330)	440,330
Investment in affiliates	(4,120,570)	(769,452)	139,983	139,983	—	4,610,056	—
Other assets	87	—	278,771	278,771	32,458	(278,771)	311,316

Total assets	$(4,102,623)	$(652,296)	$12,191,714	$12,121,586	$556,312	$(7,861,103)	$12,253,590

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,622	$10	$154,247	$154,861	$29,053	$(155,309)	$211,484
Accrued interest payable	—	22,360	139,133	1,964	—	(1,964)	161,493
Deferred satellite performance incentives	—	—	19,411	19,411	—	(19,411)	19,411
Other current liabilities	—	—	168,261	166,248	3,793	(166,248)	172,054
Intercompany payables	489,108	—	—	2,038,908	—	(2,528,016)	—

Total current liabilities	517,730	22,370	481,052	2,381,392	32,846	(2,870,948)	564,442
Long-term debt, net of current portion	—	3,442,462	11,168,917	—	—	—	14,611,379
Deferred satellite performance incentives, net of current portion	—	—	162,177	162,177	—	(162,177)	162,177
Deferred revenue, net of current portion	—	—	1,010,019	1,010,019	223	(1,010,019)	1,010,242
Deferred income taxes	—	—	150,283	150,283	10,519	(150,283)	160,802
Accrued retirement benefits	—	—	195,170	195,170	215	(195,170)	195,385
Other long-term liabilities	—	—	161,420	161,420	8,096	(161,420)	169,516

Shareholders’ equity (deficit):
Common shares	1,076	7,202	3,114,981	5,558,066	24	(8,680,273)	1,076
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(4,621,464)	(4,124,330)	(4,252,305)	2,503,059	504,389	5,369,187	(4,621,464)

Total liabilities and shareholders’ equity	$(4,102,623)	$(652,296)	$12,191,714	$12,121,586	$556,312	$(7,861,103)	$12,253,590

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$6,229	$1,068	$63,633	$63,144	$52,217	$(63,144)	$123,147
Receivables, net of allowance	12	—	167,621	167,569	52,825	(167,569)	220,458
Deferred income taxes	—	—	74,466	74,466	1,849	(74,466)	76,315
Prepaid expenses and other current assets	940	—	27,938	27,880	9,334	(30,147)	35,945
Intercompany receivables	—	134,093	356,680	285,453	—	(776,226)	—

Total current assets	7,181	135,161	690,338	618,512	116,225	(1,111,552)	455,865
Satellites and other property and equipment, net	—	—	5,761,839	5,761,839	118,425	(5,761,839)	5,880,264
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827

Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	500,545	500,545	—	(500,545)	500,545
Investment in affiliates	(270,172)	3,084,655	141,594	141,594	—	(3,097,671)	—
Other assets	88	1	240,844	240,844	9,900	(240,844)	250,833

Total assets	$(262,903)	$3,219,817	$16,574,087	$16,502,261	$244,550	$(19,951,378)	$16,326,434

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,818	$—	$154,445	$154,124	$24,585	$(156,390)	$205,582
Accrued interest payable	—	22,500	138,971	1,803	24	(1,803)	161,495
Current portion of long-term debt	—	—	49,000	—	—	—	49,000
Deferred satellite performance incentives	—	—	19,793	19,793	1,164	(19,793)	20,957
Other current liabilities	—	—	183,677	182,356	6,353	(182,356)	190,030
Intercompany payables	450,846	—	—	—	39,928	(490,774)	—

Total current liabilities	479,664	22,500	545,886	358,076	72,054	(851,116)	627,064
Long-term debt, net of current portion	—	3,462,756	11,156,465	—	—	—	14,619,221
Deferred satellite performance incentives, net of current portion	—	—	163,360	163,360	—	(163,360)	163,360
Deferred revenue, net of current portion	—	—	966,832	966,832	486	(966,832)	967,318
Deferred income taxes	—	—	201,212	201,212	10,468	(201,212)	211,680
Accrued retirement benefits	—	—	262,536	262,536	370	(262,536)	262,906
Other long-term liabilities	—	—	193,141	168,353	24,311	(168,353)	217,452

Shareholders’ equity (deficit):
Common shares	1,067	7,202	3,466,429	7,535,655	24	(11,009,310)	1,067
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(743,669)	(272,641)	(381,774)	6,846,237	136,837	(6,328,659)	(743,669)

Total liabilities and shareholders’ equity	$(262,903)	$3,219,817	$16,574,087	$16,502,261	$244,550	$(19,951,378)	$16,326,434

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Revenue	$—	$—	$2,160,235	$2,160,251	$554,831	$(2,522,796)	$2,352,521

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	241,603	241,603	449,274	(603,979)	328,501
Selling, general and administrative	7,912	193	126,331	125,494	65,143	(125,661)	199,412
Impairment of goodwill and other intangibles	—	—	4,165,400	4,165,400	—	(4,165,400)	4,165,400
Depreciation and amortization	—	—	654,784	654,784	32,945	(654,784)	687,729

Total operating expenses	7,912	193	5,188,118	5,187,281	547,362	(5,549,824)	5,381,042

Income (loss) from operations	(7,912)	(193)	(3,027,883)	(3,027,030)	7,469	3,027,028	(3,028,521)
Interest expense (income), net	10,723	274,451	613,162	36,059	(8,057)	(36,059)	890,279
Gain on early extinguishment of debt	—	7,061	—	—	—	—	7,061
Subsidiary income (loss)	(3,904,747)	(3,614,952)	11,983	11,983	—	7,495,733	—
Other income (expense), net	—	—	4,367	(5,136)	(10,568)	5,136	(6,201)

Income (loss) before income taxes	(3,923,382)	(3,882,535)	(3,624,695)	(3,056,242)	4,958	10,563,956	(3,917,940)
Provision for (benefit from) income taxes	3	—	(1,871)	(1,885)	3,381	1,885	1,513

Net income (loss)	(3,923,385)	(3,882,535)	(3,622,824)	(3,054,357)	1,577	10,562,071	(3,919,453)
Net income attributable to noncontrolling interest	—	—	—	—	(3,934)	—	(3,934)

Net income (loss) attributable to Intelsat, S.A.	(3,923,385)	(3,882,535)	(3,622,824)	(3,054,357)	(2,357)	10,562,071	(3,923,387)

Cumulative preferred dividends	(9,919)	—	—	—	—	—	(9,919)

Net income (loss) attributable to common shareholders	$(3,933,304)	$(3,882,535)	$(3,622,824)	$(3,054,357)	$(2,357)	$10,562,071	$(3,933,306)

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

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$724	$(251,879)	$1,138,747	$1,629,412	$22,438	$(1,629,411)	$910,031

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(720,273)	(720,273)	(4,089)	720,273	(724,362)
Repayment from (disbursements for) intercompany loans	9,538	—	2,064	2,064	(346,799)	333,133	—
Investment in subsidiaries	(7,355)	(610,000)	(198)	(40,444)	—	657,997	—
Dividend from affiliates	19,000	898,400	28,423	28,423	—	(974,246)	—
Purchase of cost method investment	—	—	(25,000)	(25,000)	—	25,000	(25,000)
Other investing activities	—	—	432	432	(424)	(432)	8

Net cash provided by (used in) investing activities	21,183	288,400	(714,552)	(754,798)	(351,312)	761,725	(749,354)

Cash flows from financing activities:
Repayments of long-term debt	—	(17,829)	(479,000)	—	—	—	(496,829)
Proceeds from drawdown of long-term debt	—	—	430,000	—	—	—	430,000
Proceeds from (repayment of) intercompany borrowing	(1,430)	—	337,261	—	(634)	(335,197)	—
Dividends paid to preferred shareholders	(9,919)	—	—	—	—	—	(9,919)
Capital contribution from parent	—	—	250,000	86,316	367,553	(703,869)	—
Dividends to shareholders	—	(19,000)	(898,400)	(916,697)	(28,423)	1,862,520	—
Principal payments on deferred satellite performance incentives	—	—	(18,405)	(18,405)	(1,163)	18,405	(19,568)
Dividends paid to noncontrolling interest	—	—	—	—	(8,423)	—	(8,423)
Other financing activities	154	—	1,600	1,600	—	(1,601)	1,753

Net cash provided by (used in) financing activities	(11,195)	(36,829)	(376,944)	(847,186)	328,910	840,258	(102,986)

Effect of exchange rate changes on cash and cash equivalents	—	—	(925)	(931)	(8,372)	931	(9,297)

Net change in cash and cash equivalents	10,712	(308)	46,326	26,497	(8,336)	(26,497)	48,394
Cash and cash equivalents, beginning of period	6,229	1,068	63,633	63,144	52,217	(63,144)	123,147

Cash and cash equivalents, end of period	$16,941	$760	$109,959	$89,641	$43,881	$(89,641)	$171,541

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

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$(108,561)	$(622,489)	$1,406,174	$1,785,702	$41,767	$(1,785,701)	$716,892

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(591,762)	(591,762)	(9,030)	591,762	(600,792)
Proceeds from insurance settlements	—	—	487,930	487,930	—	(487,930)	487,930
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	(19,199)	—	19,199	(19,199)

Repayment from (disbursements for) intercompany loans	(23,644)	—	(2,223,001)	(593,753)	3,493	2,836,905	—
Investment in subsidiaries	(11,436)	(17,248)	(324)	(324)	—	29,332	—
Dividend from affiliates	20,181	524,812	9,811	9,811	—	(564,615)	—
Other investing activities	—	—	(2,000)	(2,000)	—	2,000	(2,000)

Net cash provided by (used in)investing activities	(14,899)	507,564	(2,338,545)	(709,297)	(5,537)	2,426,653	(134,061)

Cash flows from financing activities:
Repayments of long-term debt	(353,550)	(5,307,986)	(1,218,208)	—	(24,418)	—	(6,904,162)
Repayment of notes payable to former shareholders	(868)	—	—	—	—	—	(868)
Payment of premium on early extinguishment of debt	(9,395)	(301,762)	(67)	—	—	—	(311,224)
Proceeds from issuance of long-term debt	—	3,500,000	2,754,688	—	—	—	6,254,688
Proceeds from (repayment of) intercompany borrowing	(52,391)	2,289,335	20,151	(44,111)	(13,943)	(2,199,041)	—
Debt issuance costs	—	(44,433)	(40,412)	—	—	—	(84,845)
Proceeds from initial public offering	572,500	—	—	—	—	—	572,500
Stock issuance costs	(26,683)	—	—	—	—	—	(26,683)
Dividends paid to preferred shareholders	(5,235)	—	—	—	—	—	(5,235)
Capital contribution from parent		—	17,248	45,062	11,760	(74,070)	—
Dividends to shareholders	—	(20,181)	(524,812)	(1,024,160)	(9,811)	1,578,964	—
Principal payments on deferred satellite performance incentives	—	—	(16,509)	(16,509)	(993)	16,508	(17,503)
Capital contribution from noncontrolling interest	—	—	—	—	12,209	—	12,209
Dividends paid to noncontrolling interest	—	—	—	—	(8,671)	—	(8,671)
Other financing activities	2,800	—	471	471	—	(471)	3,271

Net cash provided by (used in) financing activities	127,178	114,973	992,550	(1,039,247)	(33,867)	(678,110)	(516,523)

Effect of exchange rate changes on cash and cash equivalents	(7)	—	(468)	(465)	(5,528)	465	(6,003)

Net change in cash and cash equivalents	3,711	48	59,711	36,693	(3,165)	(36,693)	60,305
Cash and cash equivalents, beginning of period	81	91	133,379	131,107	53,934	(131,107)	187,485

Cash and cash equivalents, end of period	$3,792	$139	$193,090	$167,800	$50,769	$(167,800)	$247,790

(Certain totals may not add due to the effects of rounding)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
Year ended December 31, 2013:
Allowance for doubtful accounts	$23,583	$29,599	$(17,894)	$35,288

Year ended December 31, 2014:
Allowance for doubtful accounts	$35,288	$2,306	$(2,420)	$35,174

Year ended December 31, 2015:
Allowance for doubtful accounts	$35,174	$7,432	$(5,428)	$37,178