Form 20-F/A
period 2016-12-31
Intelsat S.A.
filed 2017-10-11
CIK 1525773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐            Accelerated filer  ☒            Non-accelerated filer  ☐             Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item    17  ☐    Item    18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2017 (this “Amendment”) amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 originally filed with the SEC on February 28, 2017 (the “Original Filing”) by Intelsat S.A., a Luxembourg company (“we,” “us,” “our,” “the Company” and “Intelsat” refer to Intelsat S.A. and its subsidiaries on a consolidated basis).

This Amendment is filed solely to correct an inadvertent error contained in the Report of Independent Registered Public Accounting Firm of KPMG LLP (“KPMG”) relating to the audit of the Company’s consolidated financial statements. The KPMG report appears on page F-2 of the Original Filing. Except for the correction in the introductory paragraph of the KPMG report as further described below, no other changes have been made to the Original Filing.

The introductory paragraph of the KPMG report, as revised in this Amendment on page F-2, corrects an inadvertent error in the Original Filing in the description of the financial statements and schedules audited. The KPMG report, as replaced in this Amendment, does not modify the unqualified opinion previously expressed in the Original Filing. Moreover, there have been no changes made to the consolidated financial statements in the Original Filing.

The Company is filing this Amendment solely to: (i) file the revised KPMG report, (ii) resubmit the unchanged consolidated financial statements of the Company to which the revised KPMG report relates, (iii) file KPMG’s consent, and (iv) file currently dated certifications of our principal executive officer and our principal financial officer pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not modified or updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the Original Filing date.

2

PART III

Item 18.	Financial Statements

(a)(1) The following financial statements are included in this Amendment:

3

Item 19.	Exhibits

The exhibits listed in the Exhibit Index of the Original Filing are incorporated by reference in this Amendment and the exhibits listed in the Exhibit Index are filed herewith.

EXHIBIT INDEX

Exhibit No.	Document Description

12.3	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.4	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.2	Consent of KPMG LLP

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

INTELSAT S.A.

Date: October 11, 2017	By	/S/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: October 11, 2017	By	/S/ JACQUES KERREST
Jacques Kerrest
Executive Vice President and Chief Financial Officer

5

Intelsat S.A.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Intelsat S.A.:

We have audited the consolidated financial statements of Intelsat S.A. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intelsat S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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