Form 20-F
period 2017-12-31
Intelsat S.A.
filed 2018-02-26
CIK 1525773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Intelsat S.A.

4, rue Albert Borschette

L-1246 Luxembourg

Telephone: +352 27-84-1600

Fax: +352 27-84-1690

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, nominal value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

119,555,279 common shares, nominal value $0.01 per share

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.  ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

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

When used in this Annual Report, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that the growing worldwide demand for reliable broadband connectivity everywhere at all times, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that the new and differentiated capacity of our next generation Intelsat EpicNG satellites will provide inventory to help offset recent trends of pricing pressure in our network services business; our outlook that the increased volume of services provided by our Intelsat EpicNG fleet is expected to stabilize business activity in the network services sector; our expectation that over time incremental demand for capacity to support the new 4K format, also known as ultra-high definition, could compensate for reductions in demand related to use of new compression technologies in our media business; our expectation that our investment in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our belief that employing a disciplined yield management approach, and focusing our marketing and distribution strategies around our four primary customer sets will drive stability in our core business; our expectation that designing and deploying differentiated managed service offerings in targeted verticals, leveraging the scale, higher performance and better economics of our Intelsat EpicNG fleet will drive revenue growth; our intentions of further use of our partnerships and investments in adjacent markets and other inorganic opportunities to access innovations, continue to transform our capabilities and utilize broader solutions, including integrated solutions such as those to be offered by our partner, OneWeb, to enhance our service offerings to customers and drive revenue growth; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns generated by our assets by developing and managing our capacity in a disciplined and efficient manner; our projection that our government business will benefit from the increasing demands for mobility services from the U.S. government for aeronautical and ground mobile requirements; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint-use of certain spectrum with the wireless sector in certain geographies; our intent to consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio; our belief that developing differentiated services and investing in new technology will allow us to unlock opportunities that are essential, but have been slow to develop due to cost and/or technology challenges; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risks of future anomalies occurring on our satellites; our plans for satellite launches in the near-term; our expected capital expenditures in 2018 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; and the impact on our financial position or results of operations of pending legal proceedings.

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

INDUSTRY AND MARKET DATA

This Annual Report includes information with respect to regional and sector share and industry conditions from third-party sources, public filings and based upon our estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from third-party sources, including Euroconsult Satellite Communications & Broadcasting Markets Survey, 24th Edition (September 2017), NSR Government & Military Satellite Communications, 14th Edition (December 2017), NSR Global Satellite Capacity Supply & Demand, 14th Edition (June 2017), NSR Linear TV via Satellite, 9th Edition (March 2017), NSR Wireless Backhaul via Satellite, 11th Edition (March 2017), the World Bank Group, and Seradata Spacetrak. Unless otherwise specified, all references contained in this Annual Report to these third-party sources are as of the dates of these sources stated above. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of customers contracted, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon public filings of other operators and comparisons provided by third-party sources, as outlined above.

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

A. Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, Item 5—Operating and Financial Review and Prospects and our audited consolidated financial statements and their notes included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017, and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015, have been derived from audited consolidated financial statements that are not included in this Annual Report.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data
Revenue	$2,603,623	$2,472,386	$2,352,521	$2,188,047	$2,148,612
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	375,769	348,348	328,501	341,147	322,216
Selling, general and administrative	288,467	197,407	199,412	231,397	204,015
Impairment of goodwill and other intangibles	—	—	4,165,400	—	—
Depreciation and amortization	736,567	679,351	687,729	694,891	707,824
Gain on satellite insurance recoveries	(9,618)	—	—	—	—

Total operating expenses	1,391,185	1,225,106	5,381,042	1,267,435	1,234,055

Income (loss) from operations	1,212,438	1,247,280	(3,028,521)	920,612	914,557
Interest expense, net	1,122,261	944,787	890,279	938,501	1,020,770
Gain (loss) on early extinguishment of debt	(368,089)	(40,423)	7,061	1,030,092	(4,109)
Other income (expense), net	(4,918)	(2,593)	(6,201)	(2,105)	6,638

Income (loss) before income taxes	(282,830)	259,477	(3,917,940)	1,010,098	(103,684)
Provision for (benefit from) income taxes	(30,837)	22,971	1,513	15,986	71,130

Net income (loss)	(251,993)	236,506	(3,919,453)	994,112	(174,814)
Net income attributable to noncontrolling interest	(3,687)	(3,974)	(3,934)	(3,915)	(3,914)

Net income (loss) attributable to Intelsat S.A.	(255,680)	232,532	(3,923,387)	990,197	(178,728)

Cumulative preferred dividends	(10,196)	(9,917)	(9,919)	—	—

Net income (loss) attributable to common shareholders	$(265,876)	$222,615	$(3,933,306)	$990,197	$(178,728)

Other Data
Capital expenditures	$600,792	$645,424	$724,362	$714,570	$461,627
Other payments for satellites	$—	$—	$—	$18,333	$35,396
Basic income (loss) per common share attributable to Intelsat S.A.	$(2.70)	$2.09	$(36.68)	$8.65	$(1.50)
Diluted income (loss) per common share attributable to Intelsat S.A.	$(2.70)	$1.99	$(36.68)	$8.36	$(1.50)
Basic weighted average shares outstanding (in millions)	98.5	106.5	107.2	114.5	118.9
Diluted weighted average shares outstanding (in millions)	98.5	116.6	107.2	118.5	118.9
Dividends declared per 5.75% series A mandatory convertible junior non-voting preferred share	$2.96	$2.87	$2.88	$—	$—
Consolidated Cash Flow Data
Net cash provided by operating activities	$716,892	$1,046,170	$910,031	$683,506	$464,230
Net cash used in investing activities	(134,061)	(645,250)	(749,354)	(730,589)	(468,297)
Net cash provided by (used in) financing activities	(516,523)	(519,003)	(102,986)	541,596	(137,858)
Consolidated Balance Sheet Data
Cash and cash equivalents, net of restricted cash	$247,790	$123,147	$171,541	$666,024	$525,215
Restricted cash	—	—	—	—	16,176
Satellites and other property and equipment, net	5,805,540	5,880,264	5,998,317	6,185,842	5,923,619
Total assets	16,408,217	16,326,434	12,253,590	12,942,009	12,610,036
Total debt	15,105,961	14,668,221	14,611,379	14,198,084	14,208,658
Shareholders’ deficit	(975,353)	(776,268)	(4,649,565)	(3,634,145)	(3,807,870)
Net assets	(934,667)	(742,567)	(4,620,353)	(3,609,998)	(3,788,564)
Number of common shares (in millions)	106.0	106.7	107.6	118.0	119.6
Number of 5.75% series A mandatory convertible junior non-voting preferred shares (in millions)	3.5	3.5	3.5	—	—

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

As of December 31, 2017, on a consolidated basis, we had approximately $14.5 billion principal amount of third-party indebtedness outstanding, approximately $4.9 billion of which was secured debt. Our subsidiaries were the issuers or borrowers of this debt as follows: (a) Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), had approximately $14.5 billion principal amount of total third-party indebtedness outstanding on a consolidated basis, approximately $4.9 billion of which was secured debt, (b) Intelsat Connect Finance S.A. (“ICF”), had approximately $731.9 million principal amount of total third-party indebtedness outstanding on a stand-alone basis, and (c) Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), had approximately $11.8 billion principal amount of total third-party indebtedness outstanding on a consolidated basis, approximately $4.9 billion of which was secured debt. Intelsat Luxembourg debt, ICF debt and Intelsat Jackson debt are included in our consolidated debt.

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

Any of the factors listed above could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. Although we have hedged the full amount of our floating rate debt of $2.4 billion for the upcoming 3 years for increases in the 3-month London InterBank Offered Rate (“LIBOR”) to a rate above 2%, any increases in 3-month LIBOR from current levels to 2% would cause our interest expense to increase. Our interest expense could also increase when we refinance debt. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

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

On a pro forma basis after giving effect to an amendment to Intelsat Jackson’s secured credit facility effected on January 2, 2018, our estimated payment obligations with respect to third-party indebtedness (i.e., not held by ICF or any of our other subsidiaries) for 2018, comprise approximately $1.1 billion of interest payments, excluding payments related to satellite performance incentives due to satellite manufacturers. Of this amount, $830 million is attributable to Intelsat Jackson, $155 million is attributable to Intelsat Luxembourg and $91 million is attributable to ICF.

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

In addition, under certain circumstances as described in the Intelsat Jackson Secured Credit Agreement, Intelsat could be required to apply a certain percentage of its Excess Cash Flow (as defined in such agreement), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions.

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Jackson Secured Credit Agreement including the two financial maintenance covenants referred to above could result in a default under such agreement. If any such default occurs, the lenders under the Intelsat Jackson Secured Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all available cash to repay these borrowings. If this occurred under the Intelsat Jackson Secured Credit Agreement, this would result in an event of default under our existing notes. If Intelsat Jackson were unable to repay outstanding borrowings when due, the lenders under the Intelsat Jackson Secured Credit Agreement would have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the Intelsat Jackson Secured Credit Agreement were to be accelerated, our assets might not be sufficient to repay such debt in full or to repay our notes and our other debt.

Our business is capital intensive and requires us to make long-term capital expenditure decisions, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict customer demand. We have only a fixed amount of transponder capacity available to serve a particular region. If our customer demand exceeds our transponder capacity, we may not be able to fully capture the growth in demand in the region served by that capacity. We currently expect that our liquidity requirements in 2018 will be satisfied by cash on hand and cash generated from our operations. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

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

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet, generally for a short period of time following launch. As of December 31, 2017, five of the approximately 50 satellites in our current and future fleet were covered by in-orbit insurance. Amounts recoverable from in-orbit insurance coverage may initially be comparable to amounts recoverable with respect to launch insurance coverage; however, such amounts generally decrease over time and are typically based on our declining potential repayment obligations with respect to certain customer prepayments made prior to or during the manufacture of certain satellites, or the declining book value of the satellite.

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

Intelsat S.A. and certain of its subsidiaries are Luxembourg-based companies and are subject to Luxembourg taxation for corporations. We believe that a significant portion of the income derived from our communications network will not be subject to tax in certain countries in which we own assets or conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the presently anticipated nature and conduct of our business and on our current position under the tax laws of the countries in which we own assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have a retroactive effect.

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

Substantially all of our ongoing technical operations are conducted and/or managed in the United States, Luxembourg and Germany. However, providers of satellite launch services, upon which we are reliant to place our satellites into orbit, locate their operations in other countries, including Kazakhstan. Political disruptions in this country could increase the risk of launching the satellites that provide capacity for our operations, which could result in financial harm to us.

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

A limited number of customers provide a substantial portion of our revenue and contracted backlog. For the year ended December 31, 2017, our ten largest customers and their affiliates represented approximately 34% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

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

Our executive officers and other members of our senior management have been a critical element of our success. These individuals have substantial experience and expertise in our business and have made significant contributions to its growth and success. We have entered into employment agreements with each of our executive officers, including David McGlade, our Executive Chairman, Stephen Spengler, our Chief Executive Officer, Michelle Bryan, our Executive Vice President, General Counsel and Chief Administrative Officer, Michael DeMarco, our Executive Vice President, Operations, Samer Halawi, our Executive Vice President and Chief Commercial Officer, and Jacques Kerrest, our Executive Vice President and Chief Financial Officer, and certain targeted retention mechanisms; however, these agreements and mechanisms do not guarantee that these executives will remain with us. The unexpected loss of services of one or more of our executive officers or members of senior management could have a material adverse effect on our business.

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

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies that have occurred in our satellites and the satellites of other operators as a result of:

•	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

•	problems with the power systems of the satellites, including:

•	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

•	failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and/or

•	problems with the control systems of the satellites, including:

•	failure of the primary and/or backup satellite control processor (“SCP”); and/or

•	failure of one or more gyroscope and/or associated electronics that are used to provide satellite attitude information during maneuvers;

•	problems with the propulsion systems of the satellites, including:

•	failure of the primary and/or backup thrusters; and/or

•	failure of the Xenon-Ion Propulsion System (“XIPS”) used on certain Boeing satellites, which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

•	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out of mechanisms.

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

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationships with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a single beam or multiple beams, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimates of their future effects may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenue generated by that satellite or the recognition of an impairment loss, and in some circumstances could lead to claims from third parties for damages, if a satellite experiencing an anomaly were to cause physical damage to another satellite, create interference to the transmissions on another satellite, cause other satellite operators to incur expenses to avoid such physical damage or interference or lower operating income as a result of an impairment charge. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered. See—Risk Factors Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

Many of the technical problems we have experienced on our current fleet have been component failures and anomalies. Our Intelsat 804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The Intelsat 804 satellite was an LM 7000 series satellite, and as of December 31, 2017, we operated one other satellite in the LM 7000 series, Intelsat 805. We believe that the Intelsat 804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

Our Galaxy 15 satellite experienced an anomaly in April 2010 resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and subsequently completed diagnostic testing and uploading of software updates that protect against future anomalies of this type. As of December 31, 2017, Galaxy 15 continues to provide normal service.

We may also experience additional anomalies relating to the failure of the SCP in our BSS 601 satellite, various anomalies associated with XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our BSS 702 satellites.

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our Intelsat 4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results. As of December 31, 2017, we operate only one BSS 601 satellite, Intelsat 26.

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

During launch operations of Intelsat 19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board, formed by Space Systems/Loral, LLC (“SSL”) and Sea Launch to investigate the solar array deployment anomaly, concluded that the anomaly occurred before the spacecraft separated from the launch vehicle during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication that was unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly. We received $84.8 million of insurance proceeds related to the claim in 2013. As planned, Intelsat 19 replaced Intelsat 8 at 166°E, in August 2012.

During orbit raising of Intelsat 33e in September 2016, the satellite experienced a malfunction of the main satellite thruster. Orbit raising was subsequently completed using a different set of satellite thrusters. The anomaly resulted in a delay of approximately three months in reaching the geostationary orbit, as well as a reduction in the projected lifetime of the satellite. Intelsat 33e entered service in January 2017. In addition, in February 2017, measurements indicated higher than expected fuel use while performing stationkeeping maneuvers. There is no evidence of any impact to the communications payload. A Failure Review Board has been established to determine the cause of the primary thruster failure and a separate team to investigate the fuel use anomaly. Intelsat has filed a loss claim with insurers relating to the reduction of life.

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

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although we have had launch insurance on all of our launches to date, if we were not able to obtain launch insurance on commercially reasonable terms and a launch failure were to occur, we would directly suffer the loss of the cost of the satellite and related costs, which could be more than $300 million.

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

Since 1980, we and the entities we have acquired have launched 121 satellites. Including the Intelsat 27 satellite, seven of these satellites were destroyed as a result of launch failures, all but one of which occurred prior to 2000. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used. Our capital expenditure guidance for 2018 through 2020 assumes investment in seven satellites in the launch, manufacturing and design phase, including a satellite launched in 2017. We have placed manufacturing contracts for two of the six satellites in the manufacturing and design phase. We also have two other satellites in development, which will not require capital expenditure.

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

A. History and Development of the Company

The Company

Our legal and commercial name is Intelsat S.A. The Company was organized as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on July 8, 2011. Our principal executive office is located at 4, rue Albert Borschette, L-1246, Luxembourg, telephone number +352 27 84 1600. The Company is registered with the Luxembourg Registre de Commerce et des Sociétés under number B162135.

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

The Privatization

In November 2000, the IGO’s Assembly of Parties unanimously approved our management’s specific plan for our privatization and set the date of privatization for July 18, 2001. On July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to Intelsat, Ltd., which was domiciled as a Bermuda company.

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

The PanAmSat Acquisition Transactions

In August 2005, Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”), our indirect wholly-owned subsidiary now known as Intelsat (Luxembourg) S.A., PanAmSat Holding Corporation (“PanAmSat”) and Proton Acquisition Corporation, a wholly-owned subsidiary of Intelsat Bermuda, signed a definitive merger agreement pursuant to which on July 3, 2006, Intelsat Bermuda acquired all of the outstanding equity interests in PanAmSat for $25.00 per common share in cash, or approximately $3.2 billion in the aggregate (plus approximately $0.00927 per share as the pro rata share of undeclared regular quarterly dividends).

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

B. Business Overview

Overview

We operate one of the world’s largest satellite services businesses, providing a critical layer in the global communications infrastructure.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and Internet Service Providers (“ISPs”). We are also the leading provider of commercial satellite communication services to the U.S. government and other select military organizations and their contractors. Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a technical and economic benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions often provide higher reliability than is available from local terrestrial telecommunications services and allow our customers to reach geographies that they would otherwise be unable to serve.

In the future, we expect our Globalized Network to be an integral part of machine-to-machine networks, especially those requiring massive software updates best delivered via broadcast, such as networks connecting cars and other vehicles. As we invest in new constellations, such as our Intelsat EpicNG high-throughput satellite platform and low earth orbit (“LEO”) satellites, and new ground technologies, such as electronic antennas, we are creating a portfolio of solutions that will be interoperable with other telecommunications technologies and seamlessly integrated with other telecommunications solutions to address the immense connectivity requirements of a fully-connected and converged landscape.

We hold the largest collection of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in the established regions historically using the most satellite capacity, as well as the higher growth emerging regions, where approximately 54% of our capacity is currently focused.

We believe our global scale, Globalized Network, leadership position and valuable customer relationships enable us to benefit from growing demand for reliable broadband connectivity, resulting from trends such as:

•	Global distribution of television entertainment and news programming to fixed and mobile devices;

•	Completion and extension of international, national and regional data networks, fixed and wireless, notably in emerging regions, and the upgrade of those networks to 3G/4G/5G as content is increasingly consumed on mobile devices;

•	Universal access to broadband connectivity through fixed and mobile networks for consumers, corporations, government and other organizations;

•	Increasing deployment of in-flight and on-board broadband access for consumer and business applications in the commercial, business aviation and maritime sectors;

•	Requirements for cost-efficient space-based network solutions for fixed and mobile government and military applications; and

•	Global demand for services which enable connected devices, such as machine-to-machine communications and the Internet of Things (“IoT”), particularly with respect to connected car applications.

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

Our next generation high-throughput satellites, known as Intelsat EpicNG, are designed specifically to reduce cost of service by optimizing performance and efficiency to the user. Our goal is to transform our network as we incorporate these next generation technologies, an objective we expect to complete in late 2018 with the launch of the sixth Intelsat EpicNG satellite. We expect we will be able to provide commercial customers with services that allow them to innovate and develop new high bandwidth applications, in turn transforming their businesses and expanding the territories that they can profitably serve. Our new fleet is designed to commercial-grade standards. This allows us to offer committed information rates for our service provider customers, as compared to satellite networks designed primarily to provide consumer “best effort”-grade services.

Our satellite capacity is complemented by our suite of IntelsatOne® managed services, including our internet Protocol/Multiprotocol Label Switching (“MPLS”) terrestrial network comprised of leased fiber optic cable, access to Internet points of presence (“PoPs”), multiplexed video and data platforms and owned and operated teleports, and a growing network of partner teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

•	Fast, scalable, secure and high performance infrastructure deployments;

•	Superior end-to-end network availability as compared to the availability of terrestrial networks, due to fewer potential points of failure;

•	Highly reliable bandwidth and consistent application performance, as satellite beams effectively blanket service regions;

•	Ability to extend beyond terrestrial network end points or to provide an alternative path to terrestrial infrastructure;

•	Efficient content distribution through the ability to broadcast high quality signals from a single location to many locations simultaneously;

•	Maximizing potential distribution of television programming, video neighborhoods, or capacity at orbital locations with a large number of consumer dishes or cable headend dishes pointed to them; and

•	Rapidly deployable communications infrastructure for disaster recovery.

We believe that our hybrid satellite-terrestrial network, combined with the world’s largest collection of FSS spectrum rights, is a unique and valuable asset.

Our network architecture is flexible and, coupled with our global scale, provides strong capital and operating efficiency. In certain circumstances we are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. In 2017, we launched three of our next generation Intelsat EpicNG satellites. Two of the three satellites were placed into service in 2017: Intelsat 32e and Intelsat 35e. The third, Intelsat 37e, will be placed into service in the first quarter of 2018. Our technology has utility across a number of requirements with minimal customization to address diverse applications.

We have a reputation for operational and engineering excellence, built on our experience of over 50 years in the communications sector. Our network delivered 99.995% network availability on all satellites to our customers in 2017. We operate our global network from a fully-integrated, centralized satellite operations facility, with regional sales and marketing offices located close to our customers. The operational flexibility of our network is an important element of our differentiation and our ability to grow.

As of December 31, 2017, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $7.8 billion, roughly four times our 2017 annual revenue. For the year ended December 31, 2017, we generated revenue of $2.1 billion and net loss attributable to Intelsat S.A. of $178.7 million. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $1.7 billion, or 77% of revenue, for the year ended December 31, 2017.

In 2016, and to a lesser extent in 2017, the satellite sector encountered pricing pressure in certain regions and applications, which affected our business. In addition, older point-to-point and trunking services have renewed at a much lower rate than our other services, pressuring revenue. Overall, we believe we benefit from a number of characteristics that allow us to effectively manage our business despite these competitive and geo-economic pressures:

•	Significant long-term contracted backlog, providing a foundation for predictable revenue streams;

•	The entry into service of our next generation Intelsat EpicNG platform. Our Intelsat EpicNG platform was designed to support new services representing $3.2 billion of potential incremental growth by 2022 from expanded enterprise, wireless infrastructure, mobility, IoT and government applications;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 77% in the past three years; and

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable broadband connectivity everywhere at all times, provide us with a platform for long-term success.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The FSS sector, excluding all consumer broadband, is expected to generate revenues of approximately $13.3 billion in 2018, and transponder service revenue is expected to grow by a compound annual growth rate (“CAGR”) of 4.1% from 2017 to 2022 according to a study issued in 2017 by NSR, a leading international market research and consulting firm specializing in satellite and wireless technology and applications.

In recent years, the addressable market for FSS has expanded to include mobile applications because of satellite’s ability to provide the broadband access required by high bandwidth mobile platforms, such as for consumer broadband services on commercial ships and aircraft, as well as military mobility applications, including unmanned aerial vehicles. Some of these services can also be provided by geosynchronous (geostationary) equatorial orbit (“GEO”) fleets delivering mobile satellite services (“MSS”) and Ka-band satellites that provide mobility as well as consumer broadband services.

Satellite services provide secure bandwidth capacity ideal for global in-theater communications since military operations often occur in locations without reliable communications infrastructure. According to a study by NSR, global revenue from government and military applications is expected to grow at a CAGR of 7.9% from 2017 to 2022.

Our sector is noted for having favorable operating characteristics, including long-term contracts, high renewal rates and strong cash flows. The fundamentals of the sector are attractive, given the global need for connectivity everywhere and explosion of global content. The expected growth in demand for satellite-based solutions, combined with the high operating margins which are characteristic of the sector, provides a resilient business model.

There is a finite number of geostationary orbital slots in which FSS satellites can be located, and many orbital locations are already occupied by operational satellites pursuant to complex regulatory processes involving many international and national governmental bodies. These satellites typically are operated under coordination agreements designed to avoid interference with other operators’ satellites. See—Regulation below for a more detailed discussion of regulatory processes relating to the operation of satellites.

A resurgence of interest in LEO and mid-earth orbit constellations is resulting in the potential for new satellite-based solutions that will complement and, in some cases, compete with our services. We are an investor in one such constellation, with which we plan to offer integrated solutions. See—Our Strategy below. We believe that the ability of our GEO satellites to offer highly efficient point-to-multipoint services, and to concentrate throughput over areas of highest demand, provides us with competitive benefits that will be sustained even as new services come to market.

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

We believe a number of fundamental trends in our sector are creating increasing demand for satellite services:

•	Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations, whether fixed telecommunications, wireless or enterprise connectivity. Wireless telecommunications companies often use satellite-based solutions to extend networks into areas where geographic or low population density makes it economically unfeasible to deploy other technology. Further deployments of wireless telecom infrastructure and the migration from 2G to 3G, 4G and 5G networks, which carry content and data, in addition to voice, also create demand for satellite bandwidth. Globally dispersed organizations often turn to satellite-based infrastructure to provide better access, reliability and control. Similarly, regional businesses require access to broadband services, creating demand for our service provider customers. Penetration of broadband connectivity in less developed regions has been growing rapidly and is expected to continue. Over the past 10 years, broadband penetration, including satellite connectivity, in the East Asia & Pacific Ocean regions grew at a 14% CAGR, in the Latin America & Caribbean region at a 17% CAGR, and in the Middle East & North Africa regions at a 24% CAGR, according to the World Bank.

•	Mobility applications, such as maritime communications and aeronautical broadband services for commercial and government applications, are fueling demand for mobile connectivity. Commercial applications, such as broadband services for consumer air flights and cruise ships, as well as broadband requirements from the maritime and oil and gas sectors, provide increased demand for satellite-based services. Global satellite services revenue related to demand for broadband mobility applications from land, aeronautical and maritime is expected to grow at a CAGR of 20.5% for the period from 2017 to 2022, according to NSR.

•	Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them, while creating new audiences for content. Globalization also increases the communications requirements for governments supporting embassy and military applications.

•	The emergence of new content consumers resulting from economic growth in developing regions leads to increased demand for free-to-air and pay-TV content, including cable and DTH. Demand for capacity to support DTH applications is expected to grow at a CAGR of 1.7% for the period from 2017 to 2022, according to NSR.

•	Proliferation of formats and new sources of entertainment content result in increased bandwidth requirements, as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies. HDTV, the introduction of ultra-high definition (“UHD”) television, internet distribution of traditional television programming known as “Over the Top” or “OTT”, and video to mobile devices are all examples of the expanding format and distribution requirements of media programmers, the implementation of which varies greatly from developed to emerging regions. In its 2017 study, NSR forecasted that the aggregate number of standard definition (“SD”), high definition (“HD”), and UHD television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 2.9% for the period from 2017 to 2022.

•	Connected Devices, such as those contemplated by machine-to-machine communications, the IoT and other future technology trends, will require ubiquitous coverage that might be best provided by satellite technology for certain applications in certain regions, and also for applications where ubiquitous, global access is required, such as enabling software downloads for connected cars marketed by the automotive sector. This represents an important potential source of longer-term demand.

In total, transponder service revenue (excluding consumer broadband) is expected to grow at a CAGR of 4.1% for the period from 2017 to 2022, according to NSR.

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

Customer Set	Representative Customers	Year	Annual Revenue (1) (2)	% of 2017 Total Revenue (2)	% of 2017 Total Backlog (1) (2)	Backlog to 2017 Revenue Multiple
Network Services	Marlink, BT, Orange, Speedcast, Global	2015	$1,056
	Eagle, Verizon, Vodafone, America Movil,	2016	$900
	Gogo, Panasonic Avionics, Telecom Italia Mobile	2017	$852	40%	27%	2.5x
Media	Discovery Communications, Fox Broadcasting Company	2015	$882
	Entertainment Group, MultiChoice, Home	2016	$868
	Box Office, AT&T, The Walt Disney Company, Turner	2017	$910	42%	65%	5.5x
Government	Australian Defence Force, U.S. Department	2015	$385
	of Defense, U.S. Department of State,	2016	$387
	Leonardo	2017	$353	16%	6%	1.4x

(1)	Dollars in millions; backlog as of December 31, 2017.
(2)	Does not include satellite-related services and other.

We provide satellite capacity and related communications services for the transmission of video, data and voice signals. Our customer contracts cover on- and off-network capacity with primarily three different service types:

On-Network:

•	Transponder services

•	Managed services

Off-Network:

•	Transponder services

•	Mobile satellite services and other

We also perform satellite-related consulting services and technical services for various third parties, such as operating satellites for other satellite owners. We no longer proactively market a fourth service, known as channel services, although we still earn modest revenues from this type of on-network service.

Media

Media customers are our largest customer set and accounted for 42% of our revenue for the year ended December 31, 2017 and $5.0 billion of our contracted backlog as of December 31, 2017. Our business generated from the media sector is generally characterized by non-cancellable, long-term contracts with terms of up to 15 years with premier customers, including national and global broadcasters, content providers and distributors, television programmers and DTH platform operators.

We are the world’s largest provider of satellite capacity for media services, according to Euroconsult, with a 20% global share. We have delivered television programming to the world since the launch of our first satellite, Early Bird, in 1965. We provide satellite capacity for the transmission of entertainment, news, sports and educational programming for approximately 320 broadcasters, content providers and DTH platform operators worldwide. We have well-established relationships with our media customers, and in some cases have distributed their content on our satellites for over 25 years.

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

Broadcasters, content providers and television programmers also select us because our global capabilities enable the distribution or retrieval of content to or from virtually any point on earth. For instance, we regularly provide fully integrated global distribution networks for content providers that need to distribute their products across multiple continents. DTH platform operators use our services because of our attractive orbital locations and because the scale and flexibility of our fleet can improve speed to market and lower their operating risk, as we have multiple satellites serving every region.

We believe that we enjoy a strong reputation for delivering the high network reliability required to serve the demanding media sector.

Our fully integrated satellite, fiber and teleport facilities provide enhanced quality control for programmers. In addition to basic satellite services, we offer bundled, value-added services under our IntelsatOne® brand that include managed fiber services, digital encoding of video channels and up-linking and down-linking services to and from our satellites and teleport facilities. Our IntelsatOne® bundled services address programmers’ interests in delivering content to multiple distribution channels, such as television and Internet, and their needs for launching programs to new regions in a cost-efficient manner.

Highlights of our media business include the following:

•	28 of our satellites host premium video neighborhoods, offering programmers superior audience penetration, with eight serving the United States, five serving Europe, eight serving Latin America, three serving Asia and four serving Africa and the Middle East;

•	We are a leading provider of services used in global content distribution to media customers, according to Euroconsult. Our top 10 video distribution customers buy service on our network, on average, across two or more geographic regions, demonstrating the value provided by the global reach of our network;

•	We believe that we are the leading provider of satellite service capacity for the distribution of cable television programming in North America, with thousands of cable headends pointed to our satellites. Our Galaxy 13 satellite provided the first HD neighborhood in North America, and today, our Galaxy fleet distributes nearly 350 HD channels; globally, we distribute over 5,400 TV channels, including approximately 1,160 HD channels;

•	We are a leading provider of satellite services for DTH providers, according to NSR, delivering programming to over 45 million subscribers and supporting more than 30 DTH platforms around the world, including AT&T DIRECTV in Latin America, Orion Express in Russia, Telefonica in Brazil, MultiChoice in Africa, and Canal+ in multiple regions;

•	We are a leading provider of services used in video contribution managed occasional use services, supporting coverage of major events for news and sports organizations, according to NSR. For instance, we have carried programming on a global basis for every Olympiad since 1968, including use of our new Intelsat 29e satellite for transmission of certain programming for the 2016 Olympics in Rio de Janeiro, Brazil; and

•	In its 2017 study, NSR forecasted that the number of SD, HD, and UHD television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 2.9% for the period from 2017 to 2022.

In 2018 and 2019, we expect some pressure on our North American media business due to the implementation of compression technologies, which reduce bandwidth requirements. In time, we expect incremental demand for capacity to support the new 4K format, also known as UHD, which could compensate for reductions in demand related to compression.

Network Services

Network services is our second largest customer set and accounted for 40% of our revenue for the year ended December 31, 2017 and $2.2 billion of our contracted backlog as of December 31, 2017. Our business generated from the network services sector is generally characterized by non-cancellable contracts, typically up to five years in length, with many of the world’s leading communications providers. This includes fixed and wireless telecommunications companies, such as global carriers and regional and national providers in emerging regions, corporate network service providers, such as VSAT services providers to vertical markets including banks, value-added services providers, such as those serving the aeronautical and maritime industries, as well as multinational corporations and other organizations operating globally.

According to Euroconsult, we are the world’s largest provider of satellites capacity for network services, with a 29% global share. Our satellite services, comprised of satellite capacity, and terrestrial network comprised of leased fiber, teleports and data networking platforms, enable the transmission of video and data to and from virtually any point on the surface of the earth. Basic communications and broadband connectivity in developed and emerging regions are meaningful contributors to economic growth. We provide an essential element of the communications infrastructure, enabling the rapid expansion of wireless services that support businesses, communities and governments in many emerging regions.

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

Furthermore, as mobile communications have become essential to global networking and internet use, our satellite solutions, such as those provided by the Intelsat EpicNG platform, are being used for mobility applications. This includes services ranging from maritime enterprise VSAT data services to consumer broadband connectivity for cruise ships. In addition to maritime applications, Intelsat’s satellite solutions are used by service providers to deliver broadband connectivity for in-flight entertainment and wi-fi services for the aeronautical industry.

Our IntelsatOne® managed services, including our new IntelsatOne® Flex service, involve regional shared data networking platforms at our teleports that are connected to approximately 40 of our satellites. As a result, our customers can quickly establish highly reliable services across multiple regions, yet operate them on a centralized basis. Our satellite-based solutions allow customers to rapidly expand their service territories, flexibly customize the access speed and capabilities for their existing networks and efficiently address new customer and end-user requirements.

Our leading position in network services has been pressured by new capacity from other satellite operators and improved access to fiber links, changing the competitive environment in certain regions. The increase in satellite supply has resulted in significant declines in pricing. In addition, the increase in the availability of fiber has resulted in the accelerated retirement of our channel business, which essentially reached end of lifecycle at 2015 year end, and our international point-to-point trunking services, which we expect to be a continuing source of decline through 2018. The new and differentiated capacity of our next generation Intelsat EpicNG satellites is providing inventory to help offset these recent trends, targeting wireless infrastructure, mobility and enterprise applications. As the volume of services sold on our Intelsat EpicNG fleet increases over time, we believe that the level of business activity in this sector will stabilize.

Highlights of our network services business include the following:

•	Our largest network services customer type is enterprise networking. We are the world’s largest provider of satellite capacity for satellite-based private data networks, including VSAT networks, according to Euroconsult;

•	Infrastructure for wireless operator services represents our second largest network services customer type. We believe we are the leading provider of satellite capacity for cellular backhaul applications in emerging regions, connecting cellular access points to the global telecommunications network, a global segment expected to generate over $1 billion in revenue in 2018, according to NSR. Approximately 100 of our customers use our satellite-based backhaul services as a core component of their network infrastructure due to unreliable or non-existent terrestrial infrastructure. Our cellular backhaul customers include 9 of the top 10 mobile groups worldwide, which serve one-third of the world’s subscribers;

•	The fastest growing customer type in our network services business is mobility services for the aeronautical and maritime sectors. We believe we hold a leading share of the aeronautical broadband services powering in-flight passenger connectivity. FSS revenue growth related to capacity demand for broadband aeronautical services is expected to grow from approximately $167 million to $870 million annually, for the period from 2017 to 2022, at a CAGR of 39%. We believe we also hold a leading share in the provision of FSS bandwidth for maritime passenger broadband connectivity. Of the world’s largest cruise vessels, Intelsat’s services are incorporated in the broadband infrastructure for over 80% of approximately 300 ships, in substantially all cases as the exclusive or primary source of satellite services;

•	Approximately 125 value-added network operators use our IntelsatOne® broadband hybrid infrastructure to deliver their regional and global services. Applications for these services include corporate networks for multinationals, internet access and broadband for maritime and commercial aeronautical applications. C, Ku, Ka-band and HTS revenue from capacity demand for mobility applications is expected to grow at a CAGR of 20.5% for the period from 2017 to 2022, according to NSR; and

•	The fixed enterprise VSAT sector (excluding all non-GEO HTS bandwidth) is expected to generate capacity revenues of approximately $2.7 billion in 2018, and capacity revenues are expected to grow at a CAGR of 8.5% from 2017 to 2022, according to NSR.

Government

We are the leading provider of commercial satellite services to the government sector, according to NSR, with a 28% share of the U.S. government’s use of commercial satellite capacity worldwide. With more than 50 years of experience serving this customer set, we have built a reputation as a trusted partner for the provision of highly customized, secure and mission critical satellite-based solutions. The government sector accounted for 16% of our revenue for the year ended December 31, 2017 and $483 million of our contracted backlog as of December 31, 2017.

Our satellite communication services business generated from the U.S. government sector is generally characterized by single year contracts that are cancellable by the customer upon payment of termination for convenience charges, and include annual options to renew for periods of up to four additional years. In addition to communication services, our backlog includes some longer-term services, such as hosted payloads, which are characterized by contracts with service periods extending up to the 15 year life of the satellite, cancellable upon payment of termination penalties defined by the respective contracts.

Our customer base includes the U.S. government’s military and civilian agencies, global government militaries, and commercial customers serving the defense sector. We consider each party within the U.S. Department of Defense and other U.S. government agencies that has the ability to initiate a purchase requisition and select a contractor to provide services to be a separate customer, although such party may not be the party that awards us the contract for the services.

We attribute our strength in serving U.S. military and government users to our global infrastructure of satellites, including the addition of the high-performance Intelsat EpicNG fleet, and our IntelsatOne® network of teleports and fiber that complement the U.S. government’s own communications networks. Our fleet provides flexible, secure and resilient global network capacity, and critical surge capabilities. Our Intelsat EpicNG satellites provide high-throughput and performance that is highly attractive for aeronautical surveillance applications, offering HD video from small antennas, enabling use of a smaller airframe. In some instances, we provide our U.S. government customers managed, end-to-end secure networks, combining our resources in space and on the ground, for fixed and mobile applications.

In responding to certain unique customer requirements, we also procure and integrate satellite services provided by other satellite operators, either to supplement our capacity or to obtain capacity in frequencies not available on our fleet, such as L-band, X-band and other spectrums not available on our network. These off-network services are primarily low risk in nature, typically with the terms and conditions of the third-party capacity and services we procure matched to contractual commitments from our customer. We are an attractive supplier to the government sector because of our ability to leverage not only our assets but also other space-based solutions, providing a single contracting source for multiple, integrated technologies.

Highlights of our government business include the following:

•	The reliability and scale of our fleet and planned launches of new and replacement satellites allow us to address changing demand for satellite coverage and to provide mission-critical communications capabilities. For example, we currently support multiple manned systems in the Middle East and Afghanistan for one of our customers. The service is provided across the Intelsat EpicNG platform to support the war fighter;

•	The U.S. government and military is one of the largest users of commercial satellites for U.S. government and military applications on a global basis. In 2017, we served approximately 100 customers consisting of U.S. government customers, resellers to U.S. government customers or integrators; and

•	According to a study by NSR, global revenue from FSS used for U.S. government and military applications is expected to grow at a CAGR of 7.9% for the period from 2017 to 2022.

Overall, business activity in this customer set reflects the current tempo of our end-customers’ operations and the budgetary constraints of the U.S. government; visibility into the U.S. government’s planned contract awards remains low and the pace of new business and subsequent awards remains flat. In 2018, approximately 15% of our government business is scheduled for renewal and replacement of the underlying contracts, which could result in lower revenues should certain of the contracts be awarded at current market pricing levels.

Over the mid-term, we believe our reputation as a provider of secure solutions, our global fleet including our new high-performance Intelsat EpicNG platform, our well-established customer relationships, our ability to provide turn-key services and our demonstrated willingness to reposition or procure capacity to support specific requirements position us to successfully compete for commercial satellite solutions for bandwidth-intensive military and civilian applications. We expect our government business to benefit over time from the increasing demands for mobility services from the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are deployed across regions where the U.S. government has active ground forces.

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

We believe we are the sector leader by transponder share in three of the geographic regions covered by our network, and our leading positions align to the regions identified by industry analysts as those that either purchase the most satellite capacity or are regions with high growth prospects, such as Latin America and North America.

The scale of our fleet can also reduce the financial impact of satellite failures and protect against service interruption. No single satellite generated more than 6% of our revenue and no single customer accounted for more than 9% of our revenue for the year ended December 31, 2017.

The following chart shows the geographic diversity of our contracted backlog as of December 31, 2017 by region and service sector, based upon the billing address of the customer.

The majority of our on-network revenue aligns to emerging regions, based upon the position of our satellites and beams. The following chart shows the breakdown of our on-network revenue by the region in which the service is delivered as of December 31, 2017:

Our Strategy: Transforming Our Business and Our Sector

We are transforming our business and sector, investing in and deploying innovative new technologies that will change the types of applications that we can serve and increase our share of the global demand for broadband connectivity everywhere—for all communities and for all devices.

Our strategy is built around four competitive advantages that strengthen our ability to reach our goals:

•	Our global footprint, which is essential given that the fastest growing applications, such as mobility, require consistent global platforms;

•	Scale, with customer relationships in nearly 200 countries and territories, which is important to new opportunities, such as connected car and machine-to-machine, where service providers will look for global access. The ability to serve these applications on a global basis creates new satellite-based communication solutions with multi-billion dollar revenue potential, particularly as machines are increasingly dependent upon software which can be updated through satellite broadcasts;

•	Our innovative technology, which is already in-orbit and is gaining further depth and resilience as we complete our current high-throughput investment program through 2018, and our expertise in integrating this new technology into network solutions, providing our customers first-to-market advantage and experience; and

•	Our portfolio of spectrum rights, which provides unmatched flexibility and agility as we look at new opportunities.

Our strategy is to seek revenue growth with the following actions:

•	Drive stability in our core business, employing a disciplined yield management approach and focusing our marketing and distribution strategies around our four primary customer sets of broadband, mobility, media and government;

•	Design and deploy differentiated managed service offerings in targeted growth verticals in broadband, mobility, media and government, leveraging the scale, higher performance and better economics of our Intelsat EpicNG fleet and the flexibility of our innovative terrestrial network; and

•	Further our use of partnerships and investments in adjacent markets and other inorganic opportunities to access innovations across the value chain, transforming our capabilities with broader solutions including LEO/GEO integrated solutions such as those to be offered by our partner, OneWeb, and value-added services, making satellite-based solutions an attractive and simple source of connectivity.

We will deploy capital investment and spectrum strategies with longer-term outcomes to achieve the transformation of our business with the following actions:

•	Improve our operating and capital efficiency, including use of technology to extend the life of assets, access ground investments that complement our space-based assets through partnerships and other relationships for improved return on our investment, and develop and invest in technology that will streamline the provisioning of our service offerings; and

•	Maximize the value of our spectrum rights; pursue partnerships to optimize new satellite business cases and explore the use of joint-use of certain spectrum with the wireless sector in certain geographies.

We believe that developing differentiated services and investing in related technology will allow us to unlock opportunities that are essential to providing global broadband availability, but have been slow to develop due to cost and/or technology challenges. Our new services and technologies will also open new sectors that are much larger, and growing much faster, than the sectors we support today. Examples include:

•	Providing network infrastructure for 2G/3G/4G/5G wireless in developing regions;

•	Providing broadband connectivities that enable non-traditional telecommunications providers to deliver wi-fi services in underserved regions;

•	Providing flexible broadband services for enterprise networks and for commercial and government-related aeronautical, maritime and other mobile applications, and using our high-throughput platform and global footprint to provide differentiated services;

•	Optimizing content distribution networks that support UHD, OTT programming and other multiscreen viewing applications; and

•	Providing ubiquitous broadband for global deployment of connected devices, such as the connected car, and the continuing formation of the IoT.

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

In the last four years, a number of providers of commercial satellite services, selling traditional and high-throughput capacity, entered the African market, significantly increasing the amount of FSS capacity. Concurrent with this market dynamic, the region benefitted from newly established sea and land fiber connectivity. These two events have resulted in heightened competition in this region, the effect of which has been significant price reductions for both fiber and satellite connectivity used for fixed and mobile data networking applications. As a result, Intelsat’s revenues have been reduced as services were terminated by customers moving to fiber alternatives, and also as contracts were renewed at lower prices. As contracts come up for renewal for a small portion of our remaining business, we will continue to adjust pricing to current market rates.

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

Sales, Marketing and Distribution Channels

We strive to maintain a close working relationship with our customers. Our primary sales and marketing operations are located in the United Kingdom and the United States. In addition, we have established local sales and marketing support offices in the following countries around the world:

• Australia	• Mexico

• Brazil	• Russian Federation

• China	• Senegal

• France	• Singapore

• Germany	• South Africa

• India	• United Arab Emirates

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

Our customers depend on our global communications network and our operational and engineering leadership. Highlights of our network include:

•	Prime orbital locations, reflecting a valuable portfolio of coordinated fixed satellite spectrum rights;

•	Highly reliable services, including transponder availability of 99.995% on all satellites for the year ended December 31, 2017;

•	Flexibility to relocate satellites to other orbital locations as we manage fleet replacement, demand patterns change or in response to new customer requirements;

•	Design features and steerable beams on many of our satellites that enable us to reconfigure capacity to provide different areas of coverage; and

•	Resilience, with multiple satellites serving each region, allowing for improved restoration alternatives should a satellite anomaly occur.

As we design our new satellites, we work closely with our strategic customers to incorporate technology and service coverage that provide them with a cost-effective platform for their respective requirements.

The table below provides a summary of our satellite fleet as of December 31, 2017, except where noted.

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Station Kept in Primary Orbital Role (2):
Intelsat 901	SSL (5)	162°W	Jun-01	Q-2 2018
Intelsat 902	SSL	62°E	Aug-01	Q-3 2019
Intelsat 905	SSL	155.5°W	Jun-02	Q-4 2019
Galaxy 3C	BSS (4)	84.95°W	Jun-02	Q-1 2023
Intelsat 906	SSL	64.15°E	Sep-02	Q-3 2020
Intelsat 907	SSL	152.5°W	Feb-03	Q-1 2020
Galaxy 23 (6)	SSL	59°W	Aug-03	Q-1 2023
Galaxy 13/Horizons 1 (7)	BSS	53°W	Oct-03	Q-1 2023
Intelsat 1002 (8)	AIRBUS	179°W	Jun-04	Q-3 2021
Galaxy 28	SSL	91°W	Jun-05	Q-3 2022
Galaxy 14	ORB (9)	55°W	Aug-05	Q-2 2021
Galaxy 15	ORB	47°W	Oct-05	Q-3 2023
Galaxy 16	SSL	81°W	Jun-06	Q-4 2027
Galaxy 17	Thales (10)	89°W	May-07	Q-1 2024
Intelsat 11	ORB	137.015°W	Oct-07	Q-3 2022
Horizons 2 (11)	ORB	84.85°E	Dec-07	Q-4 2024
Galaxy 18	SSL	57°W	May-08	Q-2 2026
Intelsat 25	SSL	148.5°W	Jul-08	Q-3 2024
Galaxy 19	SSL	83°W	Sep-08	Q-3 2026
Intelsat 14	SSL	135°W	Nov-09	Q-3 2027
Intelsat 15	ORB	85.15°E	Nov-09	Q-3 2026
Intelsat 16	ORB	103.8°W	Feb-10	Q-1 2028
Intelsat 17	SSL	66°E	Nov-10	Q-2 2027
Intelsat 28 (12)	ORB	32.8°E	Apr-11	Q-4 2024
Intelsat 18	ORB	180°E	Oct-11	Q-3 2028
Intelsat 22 (13)	BSS	72.1°E	Mar-12	Q-2 2028
Intelsat 19	SSL	166°E	Jun-12	Q-2 2028
Intelsat 20	SSL	68.5°E	Aug-12	Q-3 2030
Intelsat 21	BSS	122°W	Aug-12	Q-3 2030
Intelsat 23	ORB	127°W	Oct-12	Q-4 2030
Intelsat 30	SSL	84.95°W	Oct-14	Q-4 2032
Intelsat 34	SSL	124.5°W	Aug-15	Q-3 2033
Intelsat 29e	BSS	130°W	Jan-16	Q-2 2031
Intelsat 31	SSL	84.95°W	Jun-16	Q-2 2034
Intelsat 36	SSL	68.5°E	Aug-16	Q-3 2032
Intelsat 33e	BSS	60°E	Aug-16	Q-1 2028

Intelsat 35e	BSS		145.5	°W	Jul-17	Q-3 2033
Station Kept Satellites, Redeployed (14):
Galaxy 25	SSL		86.9	°W	May-97	Q-2 2019
Galaxy 11	BSS		44.9	°E	Dec-99	Q-4 2018
Intelsat 904	SSL		45.1	°E	Feb-02	Q-4 2018
Galaxy 12	ORB		51	°W	Apr-03	Q-1 2019
Inclined Orbit:
Intelsat 26	BSS		65.8	°E	Feb-97	Q-2 2018
Intelsat 5	BSS		156.9	°E	Aug-97	Q-4 2020
Intelsat 805	LM	(3)	169	°E	Jun-98	Q-4 2019
Intelsat 9	BSS		150.5	°W	Jul-00	Q-3 2020
Intelsat 12	SSL		45	°E	Oct-00	Q-3 2019
Intelsat 1R	BSS		157.1	°E	Nov-00	Q-2 2023
Intelsat 10	BSS		47.5	°E	May-01	Q-3 2026
Intelsat 903	SSL		148.5	°W	Mar-02	Q-4 2030

(1)	Engineering estimates of the service life as of December 31, 2017 as determined by remaining fuel levels, consumption rates and other considerations (including power) and assuming no relocation of the satellite. Such estimates are subject to change based upon a number of factors, including updated operating data from manufacturers.
(2)	Primary orbital roles are those that are populated with station-kept satellites, generally, but not always, in their initial service positions, and where our general expectation is to provide continuity of service over the long-term.
(3)	Lockheed Martin Corporation.
(4)	Boeing Satellite Systems, Inc., formerly Hughes Aircraft Company.
(5)	Space Systems/Loral, LLC (“SSL”).
(6)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.
(7)	Horizons Satellite Holdings, LLC (“Horizons Holdings”), our joint venture with JSAT International, Inc. (“JSAT”), owns and operates the Ku-band payload on this satellite. We are the exclusive owner of the C-band payload.
(8)	Telenor owns 18 Ku-band transponders (measured in equivalent 36 MHz transponders) on this satellite. EADS Astrium was renamed AIRBUS Defence & Space.
(9)	Orbital Sciences Corporation.
(10)	Thales Alenia Space.
(11)	Horizons Holdings owns the payload on this satellite and we operate the payload for the joint venture.
(12)	Intelsat 28 was formerly known as Intelsat New Dawn.
(13)	Intelsat 22 includes a UHF payload owned by the Australian Defence Force.
(14)	Certain of our orbital roles are populated with satellites that generally, but not always, have been redeployed from their primary orbital role but still have significant remaining station-kept life.

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

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north-south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its service life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to substantially extend the service life of the satellite. The types of services and customers that can access an inclined orbit satellite have traditionally been limited due to the movement of the satellite relative to a fixed ground antenna. However, recent technology innovations now allow the use of inclined orbit capacity for certain applications. As a result, we anticipate demand for inclined orbit capacity may increase over the next few years if these applications are successfully introduced. As of December 31, 2017, eight of our satellites were operating in an inclined orbit, with most continuing to earn revenue beyond our original estimated life for each of these satellites.

In-Orbit Satellites

We believe that our strong operational performance is due primarily to our satellite procurement and operations philosophy. Our operations and engineering staff is involved from the design through the decommissioning of each satellite that we procure. Our staff works at the manufacturers’ and launchers’ sites to monitor progress, allowing us to maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations, around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for technical problems that may occur during the lifetime of a satellite.

These features also contribute to the resilience of our network, which enables us to ensure the continuity of service that is important for our customers and to retain revenue in the event that we need to move customers to alternative capacity. The design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions.

As of December 31, 2017, our in-orbit fleet of satellites had approximately 1050 and 900 36-MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites. The average system fill factor for our satellites, which represents the percentage of our total available transponder capacity that is in use or that is reserved at a given time (including guaranteed reservations for service), was 78%, 78%, 78% and 79% in the quarters ended March 31, June 30, September 30, and December 31, 2017, respectively. The factors resulting in the trends in average system fill factor over this period were primarily related to a net decline of in-use transponders related to the release of restoration capacity following the resolution of an anomaly, the non-renewal and terminations of certain services and a decision to relocate a satellite, which resulted in it being temporarily out of service, partially offset by new and expanded customer services. Total available capacity decreased slightly over this period as a result of a new satellite launch offset by satellites deorbited and satellites temporarily out of service due to relocation at the end of the period.

The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. A satellite’s service life is based upon fuel levels and other considerations, including power. Satellites launched in the recent past are generally expected to remain in service for the lesser of maneuver life and 16 years. Satellites typically have enough fuel to maintain between 16 and 18 years of station-kept operations. The average remaining service life of our satellites was approximately 7.7 years as of December 31, 2017, weighted on the basis of nominally available capacity for the station-kept satellites we own.

Satellites on Order

As of December 31, 2017, we had placed orders for the following two satellites. Generally, these satellites are being built over a period of three years.

Satellite	Manufacturer	Role	Earliest Launch Date	Expected Launch Provider
Intelsat 39	SSL	Large capacity satellite with a combination of C-band and Ku-band beams to be located at the 62°E, certain of which are customized for the digital inclusion requirements of an Asian nation	2019	Arianespace

Galaxy 30	Orbital ATK	Next generation North American video distribution platform	2020	Arianespace

In addition to these ordered satellites, we have custom payloads being built on third party-owned satellites, including Intelsat 38. Intelsat 38 is expected to be launched in the second quarter of 2018 and will be located at 45°E. Further, we have a joint venture satellite, Horizons 3e, which is in development and will be located at 169°E; the satellite is planned for launch in late 2018.

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

We have invested heavily in our fully integrated IntelsatOne® terrestrial network which complements our satellite network. Our network includes teleport, leased fiber and network performance monitoring systems and enables us to provide end-to-end managed solutions to our customers. In addition to leased fiber connecting high-density routes, our ground network also features strategically located PoPs, which are drop-off points for our customers’ traffic that are close to major interconnection hubs for telecommunications applications, video transmissions and trunking to the internet backbone. Our terrestrial network is an all IP network environment that results in improved ground support of high bandwidth applications such as HD video. The network architecture allows us to converge our media and network services terrestrial network infrastructures, resulting in reduced costs, and provides opportunities for generating additional revenue from existing and new customers by bundling combinations of media and network services products that can be offered through a single access circuit into our network.

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

As of December 31, 2017, five of the satellites in our current and future fleet were covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels, generally decreases over time and is typically based on the declining book value of the satellite. We do not currently insure against lost revenue in the event of a total or partial loss of a satellite.

Satellite Health and Technology

Our satellite fleet is diversified by manufacturer and satellite type, and is generally healthy, with 99.995% transponder availability on all satellites during the year ended December 31, 2017. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet, or provided capacity that we purchased from other satellite operators.

Significant Anomalies

On January 14, 2005, our Intelsat 804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. Intelsat 804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2017 we operated one other satellite in the LM 7000 series, Intelsat 805. Based on the report of the Failure Review Board that we established with Lockheed Martin Corporation, we believe that the Intelsat 804 failure was not likely to have been caused by an Intelsat 804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellite, the risk of any individual satellite having a similar anomaly is low.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we have since uploaded flight software code to protect against future anomalies of this type. As of December 31, 2017, Galaxy 15 continues to provide normal service.

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

During orbit raising of Intelsat 33e in September 2016, the satellite experienced a malfunction of the main satellite thruster. Orbit raising was subsequently completed using a different set of satellite thrusters. The anomaly resulted in a delay of approximately three months in reaching the geostationary orbit, as well as a reduction in the projected lifetime of the satellite. Intelsat 33e entered service in January 2017. In addition, in February 2017, measurements indicated higher than expected fuel use while performing stationkeeping maneuvers. There is no evidence of any impact to the communications payload. A Failure Review Board has been established to determine the cause of the primary thruster failure and a separate team to investigate the fuel use anomaly. Intelsat has filed claims with insurers relating to the reduction of life.

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

As of December 31, 2017, we operated one BSS 601 satellite, Intelsat 26. This satellite was identified as having heightened susceptibility to the SCP problem. Intelsat 26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

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

As of December 31, 2017, we operated four BSS 601 HP satellites, Intelsat 5, Intelsat 9, and Intelsat 10, which are now in inclined orbit, and Galaxy 13/Horizons 1. Galaxy 13/Horizons 1 has one XIPS system available as its primary propulsion system. Intelsat 5, Intelsat 9 and Intelsat 10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. Intelsat 5 was redeployed in 2012 following its replacement by Intelsat 8, which was subsequently replaced by Intelsat 19. Also in 2012, Intelsat 9 and Intelsat 10 were redeployed following their replacements by Intelsat 21 and Intelsat 20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. Intelsat 6B was replaced by Intelsat 11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

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

As of December 31, 2017, we operated three BSS 702 HP satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and Intelsat 1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11 was redeployed following its replacement by Intelsat 34. Intelsat 1R was redeployed following its replacement by Intelsat 14. The third BSS 702 HP satellite that we operated as of December 31, 2017, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SSL gyroscopes. Some of our satellites use gyroscopes to provide 3-axes attitude information during orbit inclination maneuvers. Certain SSL satellites use gyroscopes that have been identified as having a higher probability of failing. There are four gyroscopes on each of these SSL satellites, three of which are needed for normal operation, and the fourth is a spare. The failure of a single gyroscope on a given satellite would have no effect on the satellite’s performance or its operating life. A failure of two or more gyroscopes on a given satellite would require us to use an alternative method for inclination control. This alternative method would likely result in a reduction in the remaining life of the satellite. As of December 31, 2017, we operated 11 SSL satellites that use these gyroscopes, two of which are in inclined orbit. While in inclined orbit, inclination maneuvers are no longer required. Of the 9 satellites in station-kept orbit, three satellites had two or more gyro failures and are being operated through an alternative method for inclination control.

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

U.S. Export Control Requirements and Sanctions Regulation. Intelsat must comply with U.S. export control and trade sanctions laws and regulations as follows:

Under the Export Control Reform (“ECR”) effort, authorized by Congress and the President, the control of commercial communications satellites along with their associated ground control equipment, related software, and technology was moved, effective November 10, 2014, from the International Traffic in Arms Regulations (“ITAR”) to the Export Administration Regulations (“EAR”). Originally there was a two year timeframe allowed for companies to make this change. This transition timeframe expired in November 2017. Intelsat has transitioned our export authorizations in response to the new regulatory licensing requirements created by this reform. Intelsat has moved all programs to EAR authorizations, as needed.

The Arms Export Control Act, implemented by ITAR and administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”), regulates the export of certain satellites with defined military and government end use capabilities and characteristics, certain associated hardware, defense services, and technical information relating to satellites to non-U.S. persons (including satellite manufacturers, component suppliers, launch services providers, insurers, customers, Intelsat employees, and other non-U.S. persons). Intelsat has made the regulatory transition from the ITAR to the EAR, and a small portion of our controlled technology remains under ITAR. Intelsat does not currently have any active ITAR licenses. Standard satellite operations were de-controlled as part of the regulatory update, and that technology is now being exported without the need for authorization. Certain of Intelsat’s contracts for consulting, manufacture, launch, and insurance of Intelsat’s and third-party satellites involve the export to non-U.S. persons of technical data and/or hardware; these exports are those that were regulated by the ITAR are now controlled under the EAR, and have been transitioned to EAR authorizations. We believe that we do not currently need any ITAR authorizations in order to fulfill our obligations under contracts with non-U.S. entities.

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

Regulation by Non-U.S. National Telecommunications Authorities

U.K. Regulation. The United Kingdom is the licensing jurisdiction for the Intelsat 12 and Intelsat 26 satellites, as well as the BSS portion of the Ku-band on the Intelsat 805 satellite. Satellite operators in the United Kingdom are regulated by the Ofcom and by the UKSA.

Papua New Guinea Regulation. NICTA regulates the use of certain spectrum and orbital resources associated with some of our satellites. Specifically, the following satellites were operated under the regulation of NICTA for all or part of, the year ended December 31, 2017: Galaxy 23, Intelsat 26, Intelsat 30, Intelsat 31, Intelsat 29e, Intelsat 33e, and Intelsat 36. We are required to pay annual fees to NICTA in connection with the spectrum and orbital resources utilized by these satellites, as well as for other satellite network filings we have the right to use. In 2003, the FCC added the C-band payload of the Galaxy 23 satellite, which is licensed by NICTA, to its “Permitted Space Station List,” enabling use of the payload to provide non-DTH services in the United States.

German Regulation. We hold licenses from the BNetzA for several earth stations in Germany, as well as authorizations to use spectrum and orbital resources associated with the operation of the Intelsat 10, Intelsat 12, Intelsat 904 and Galaxy 11 satellites and with future satellites. We are required to pay annual fees to BNetzA in connection with the spectrum and orbital resources utilized by these satellites, as well as for other satellite network filings we have the right to use.

Australian Regulation. We hold licenses from the Australian Communications and Media Authority (“ACMA”) for several earth stations in Australia, as well as a Nominated Carrier Declaration.

Japanese Regulation. We hold licenses from the Ministry of Internal Affairs and Communications for several earth stations in Japan, as well as a Carrier registration. We and JSAT are the sole members of Horizons Holdings, and in 2002 the Japanese telecommunications ministry authorized Horizons to operate the Ku-band payload on the Galaxy 13/Horizons 1 satellite. In 2003, the FCC added this Ku-band payload to its “Permitted Space Station List,” enabling Horizons to use the payload to provide non-DTH services in the United States. In May 2004, the FCC expanded this authority to include one-way DTH services. We are the exclusive owner of the C-band payload on Galaxy 13/Horizons 1, which the FCC has licensed us to operate.

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

C. Organizational Structure

Intelsat S.A. is a holding company with 58 subsidiaries incorporated in the U.S., Luxembourg, Bermuda, Australia, Brazil, China, Hong Kong, Cayman Islands, France, Germany, Gibraltar, India, Ireland, Mexico, the Russian Federation, Singapore, South Africa, and the United Kingdom as of December 31, 2017. All of the aforementioned subsidiaries are wholly-owned by us. A list of our significant subsidiaries as of December 31, 2017 is set forth in Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

We lease approximately 217,650 square feet of office space in McLean, Virginia for our U.S. administrative headquarters and primary satellite operations center. The building also houses the majority of our sales and marketing support staff and other administrative personnel. The lease for the building expires on July 31, 2029.

We own a facility in Ellenwood, Georgia in which our primary customer service center is located, together with our Atlanta Teleport. The facility has approximately 130,000 square feet of office space and operations facilities, which are based in two buildings and multiple antenna shelters and 66 antennas on the property. See Item 4B—Business Overview—Our Network—Network Operations and Current Ground Facilities for a description of this facility.

We also leased approximately 2,761 square feet in Bethesda, Maryland, where the employees of our Intelsat General subsidiary were previously located. The lease has been extended through April 2018.

Our backup satellite operations center is located at a facility that we own in Long Beach, California, which includes approximately 68,875 square feet for administrative and operational facilities. We have entered into two lease agreements for 20,900 square feet with two third-party tenants.

We use a worldwide terrestrial ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 61 owned and leased earth station and teleport facilities around the world, including 19 teleports that allows us to perform TT&C services.

The eight teleports in our terrestrial ground network that we own are located in Hagerstown, Maryland, Ellenwood, Georgia, Castle Rock, Colorado, Fillmore, Napa and Riverside, California, Paumalu, Hawaii and Fuchsstadt, Germany. We lease facilities at 53 other locations for satellite and commercial operations worldwide. We also contract with the owners of some of these facilities for the provision of additional services. The locations of other earth stations in our ground network include Argentina, Australia, Bahrain, Brazil, Canada, Chile, Colombia, Germany, India, Italy, Kazakhstan, Kenya, Mongolia, the Netherlands, New Zealand, Nigeria, Norway, Peru, South Korea, South Africa, Taiwan, the United Arab Emirates, and the United States. Our network also consists of the leased communications links that connect the earth stations to our satellite operations center located at our McLean, Virginia location and to our back-up operations facility.

We have established PoPs connected by leased fiber at key traffic exchange points around the world, including Atlanta, Los Angeles, New York, McLean, Miami, Palo Alto and London. We lease our facilities at these traffic exchange points. We have also established video PoPs connected by leased fiber at key video exchange points around the world, including Johannesburg, Los Angeles, Denver, New York, Washington, D.C., Miami and London. We lease our facilities at these video exchange points. We use our teleports and PoPs in combination with our satellite network to provide our customers with managed data and video services.

We lease office space in Luxembourg and London, England. Our Luxembourg office serves as the global headquarters for us and our Luxembourg parents and subsidiaries. Our London office houses the employees of Intelsat Global Sales and Marketing Ltd., our sales and marketing subsidiary, and administrative support, and functions as our global sales headquarters.

We also lease office space in Florida, Australia, Brazil, China, France, Germany, India, Japan, Kenya, Mexico, the Russian Federation, Singapore, South Africa, Senegal and the United Arab Emirates for our local sales and marketing and administrative support offices.

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

Overview

We operate one of the world’s largest satellite services businesses, providing a critical layer in the global communications infrastructure.

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

Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a technical and economic benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions often provide higher reliability than is available from local terrestrial telecommunications services and allow our customers to reach geographies that they would otherwise be unable to serve.

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

We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, the allowance for doubtful accounts, satellites and other property and equipment, asset impairments, share-based compensation, income taxes, fair value measurements and pension and other postretirement benefits. There were no accounting policies adopted during 2016 or 2017 that had a material effect on our financial condition or results of operations.

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

Satellites and Other Property and Equipment

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from less than one year to 17 years as of December 31, 2017. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from ten to 15 years and service lives as high as 20 years. The useful depreciable lives of our satellites generally exceed the orbital design lives and are less than the service lives. Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

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

Asset Impairment Assessments

Goodwill. We account for goodwill and other intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or the “Codification”) Topic 350—Intangibles—Goodwill and Other. Under this topic, goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. We are required to identify reporting units for impairment analysis. We have identified only one reporting unit for the goodwill impairment test. Additionally, our identifiable intangible assets with estimable useful lives are amortized based on the expected pattern of consumption for each respective asset.

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

At December 31, 2017, we reassessed the different qualitative factors and updated our assessment. Based on our review, since the fixed and mobile satellite services industry is under pressure (pricing over-supply, value-chain inefficiencies) and since comparable companies have demonstrated negative to minimal revenue growth with equities underperforming, we determined that a quantitative assessment of goodwill was appropriate.

We determined the estimated fair value of our reporting unit using discounted cash flow analysis, along with independent source data related to the comparative market multiples and, when available, recent transactions, each of which is considered a Level 3 input within the fair value hierarchy under FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”). The discounted cash flows were derived from a five-year projection of cash flows plus a residual value, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital.

In estimating the undiscounted cash flows, we primarily used our internally prepared budgets and forecast information. The key assumptions included in our model were projected growth rates, cost of capital, effective tax rates, and industry and economic trends. A change in the estimated future cash flows or other assumptions could change our estimated fair values and result in future impairments. Based on our quantitative analysis as described above, we concluded that there was no impairment for goodwill at December 31, 2017.

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

We determined the estimated fair value as of December 31, 2015 of our rights to operate at orbital locations using the build-up method to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the rights were expected to generate revenue, we assigned a value based upon independent source data for recent transactions relating to similar orbital locations, which are all considered Level 3 inputs within the fair value hierarchy under FASB ASC 820.

At December 31, 2016 and December 31, 2017, we determined, based on an examination of qualitative factors, that there was no impairment.

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

At December 31, 2016 and December 31, 2017, we determined, based on an examination of qualitative factors, that there was no impairment.

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

Income Taxes

We account for income taxes in accordance with the guidance provided under the Income Taxes topic of the Codification (“FASB ASC 740”). We are subject to income taxes in Luxembourg as well as a number of foreign jurisdictions, including the United States. Significant judgment is required in the calculation of our tax provision and the resultant tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards.

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

We performed an evaluation of our financial assets and liabilities under the fair value framework of FASB ASC 820. As a result of that evaluation, we concluded that investments in marketable securities held under our pension plans, interest rate financial derivative instruments, embedded derivatives and a warrant to purchase preferred stock were items as to which disclosures were required under FASB ASC 820.

We determined that the valuation measurement inputs of marketable securities held under our pension plans represent unadjusted quoted prices in active markets and, accordingly, have classified such investments within Level 1 of the FASB ASC 820 hierarchy framework.

The valuation of our interest rate derivative instruments reflects the fair value of premiums paid, taking into account observable inputs, including current interest rates, the market expectation for future interest rates volatility and current creditworthiness of the counterparties. As a result, we have determined that our derivative valuations in their entirety are classified within Level 2 of the fair value hierarchy.

We valued a warrant using a valuation technique which reflects the risk free rate, time to maturity and volatility of comparable companies. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

We valued the contingent put option embedded within Intelsat Connect Finance’s 12 1⁄2% Senior Notes due April 2022 (the “2022 ICF Notes”) using a valuation technique which reflects the estimated date and probability of a change in control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

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

Key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. The Society of Actuaries (“SOA”) issued new mortality and mortality improvement tables in 2014, and modified those tables in 2016 and 2017. Our December 31, 2017 valuation used mortality and improvement tables based on the SOA tables, adjusted to reflect (1) an ultimate rate of mortality improvement consistent with both historical experience and U.S. Social Security long-term projections, and (2) a shorter transition period to reach the ultimate rate, which is consistent with historical patterns. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. The FASB issued several amendments to the standard, including clarification of accounting for licenses of intellectual property and identifying performance obligations.

The Company formed an implementation team to evaluate and direct the implementation of the new revenue recognition standard and related amendments. This evaluation also included the impact of the new standard on relevant controls, systems and business processes. The team assessed contracts entered into with key customers and other forms of agreements with customers globally and evaluated the provisions under the five-step model specified by the new guidance. Based on our assessment, the adoption of the new standard will impact the determination of transaction price for prepayment contracts, accounting of incremental costs for obtaining a contract, allocation of the transaction price to performance obligations in multiple element arrangements and will require additional disclosures.

We have identified all contracts with prepayment provisions and determined that certain long-term contracts with prepayments contain a significant financing component primarily due to the length of time between when payment is received and when the transfer of services to the customer occurs. Further, we currently expense sales incentives under our sales incentive program as incurred. Under the new standard, we will be required to defer and amortize a portion of these incentive costs over the life of the contract.

Lastly, prior to the adoption of the new standard, equipment revenue was required to be limited to the amount that was not contingent upon the delivery of additional items meeting other specified performance conditions. Under ASC 606, we are required to allocate the total contract revenue to various performance obligations such as equipment and service. As a result, we expect to recognize more equipment revenue upon customer acceptance, and recognize less revenue over the contract term than under previous accounting rules. However, total revenue over the full contract term will be unchanged and there will be no change to customer billing, the timing of cash flows, or the presentation of cash flows.

We will adopt the new revenue standard effective January 1, 2018, using the modified retrospective transition method applied to those contracts for which not substantially all revenue was recognized under legacy U.S. GAAP. Upon adoption, we will recognize the cumulative effect as an adjustment to our opening accumulated deficit, with a corresponding increase to contract liabilities for our existing contracts with prepayment provisions. On an ongoing basis, the adjustment related to contracts with a significant financing component will result in an increase in revenue as well as an increase in interest expense. Additionally, contract acquisition costs associated with our sales incentive program in future periods will be capitalized and amortized over the respective contract life and equipment revenue will be recognized at a point in time upon customer acceptance.

Based on currently available information, we estimate the following opening balance sheet impact (all amounts are approximate, and they do not include any income tax effect):

Effect on Accumulated Deficit as of January 1, 2018:

Opening Balance Sheet Impact	Dollars in millions - increase/ (decrease)
Prepayments contracts	$345 - $355
Multiple elements arrangements	($5 - $15)
Contract acquisition costs	($5 - $10)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Topic 825), to require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-10 is effective for interim and annual periods beginning after December 15, 2017. The amendments related to equity investments without readily determinable fair values

(including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoptions. Our cost method investments recorded in other assets in our consolidated balance sheets had a total carrying value of $29.0 million and $54.7 million as of December 31, 2016 and 2017, respectively. We are in the process of evaluating the impact that ASU 2016-01 will have on our consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis. Early adoption is permitted for both standards in any interim or annual period, and for ASU 2016-15 with a condition that the entire ASU is adopted in the same period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements and associated disclosures. The amendments in ASU 2016-18 will change the presentation of cash flows from restricted cash from supplemental disclosure of non-cash financing activities to cash flows from financing activities in our consolidated statement of cash flows. During the year ended December 31, 2016, the amendments in ASU 2016-18 would have resulted in reclassification of $480.2 million, currently presented as debt financing and restricted cash received under supplemental disclosure of non-cash financing activities, to proceeds from issuance of long-term debt under cash flows from financing activities. During the year ended December 31, 2017, the amendments in ASU 2016-18 would have resulted in elimination of $16.2 million, currently presented as restricted cash – letters of credit collateral under supplemental disclosure of non-cash financing activities, and elimination of $16.2 million financing outflow from restricted cash for collateral.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We plan to adopt the amendments in the first quarter of 2018 and expect the effect of ASU 2016-16 to be a cumulative benefit to accumulated deficit on January 1, 2018. Based on our existing intercompany structure, we expect the benefit to accumulated deficit to be approximately $170 million. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011 and 2017 and related steps that reorganized the ownership of our assets among our subsidiaries.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which is intended to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost in the financial statements. ASU 2017-07 requires that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017 for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We are in the process of evaluating the impact that ASU 2017-07 will have on our consolidated financial statements and associated disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which is intended to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under ASU 2017-09 modification accounting is required only if the fair value (or calculated intrinsic value, if those amounts are being used to measure the award under ASC 718), the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The amendment should be applied prospectively to an award modified on or after the adoption date. We do not anticipate this ASU will have a material impact on our consolidated financial statements and associated disclosures. We will continue to evaluate the impact of ASU 2017-09 as any modifications will occur.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220), which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act for those entities that elect the optional reclassification. The amendments in this update will also require certain disclosures about stranded tax effects. ASU 2018-02 is effective for all entities for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2018-02 will have on our consolidated financial statements and associated disclosures.

Revenue

Revenue Overview

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. The master customer agreements and related service orders under which we sell services specify, among other things, the amount of satellite capacity to be provided, whether service will be non-preemptible or preemptible and the service term. Most services are full time in nature, with service terms ranging from one year to as long as 16 years. Occasional use services used for video applications can be for much shorter periods, including increments of one hour. Our master customer service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network, and other operational fees related to satellite operations provided on behalf of third-party satellites. The following table describes our primary service types:

Service Type	Description
On-Network Revenues:

Transponder Services

Commitments by customers to receive service via, or to utilize capacity on, particular designated transponders according to specified technical and commercial terms. Transponder services also include revenues from hosted payload capacity. Transponder services are marketed to each of our primary customer sets as follows:

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

Managed Services

Hybrid services primarily using IntelsatOne®, including our IntelsatOne® Flex broadband platform, which combine satellite capacity, teleport facilities, satellite communications hardware such as broadband hubs or video multiplexers and fiber optic cable and other ground facilities to provide managed and monitored broadband, trunking, video and private network services to customers. Managed services are marketed to each of our customer sets as follows:

•  Network Services: enterprises, cellular operators and fixed and mobile value-added service providers which deliver end-services such as private data networks, wireless infrastructure and maritime and aeronautical broadband.

•  Media: programmers outsourcing elements of their transmission infrastructure and part time occasional use services used primarily by news and sports organizations to gather content from remote locations.

•  Government: users seeking secured, integrated, end-to-end solutions.

Channel	Standardized services of predetermined bandwidth and technical characteristics primarily used for point-to-point bilateral services for telecommunications providers. Channel is not considered a core service offering due to changing market requirements and the proliferation of fiber alternatives for point-to-point customer applications. Channel services are exclusively marketed to traditional telecommunications providers in our network services customer set.

Service Type	Description
Off-Network and Other Revenues:

Transponder, Mobile Satellite Services and Other

Capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on our network. These services include L-band MSS, for which Intelsat General is a reseller. In addition, this revenue category includes the sale of customer premises equipment and other hardware, as well as certain fees related to services provided to other satellite operators. These products are primarily marketed as follows:

•  Government: direct government users, and government contractors working on programs where aggregation of capacity is required.

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

Trends Impacting Our Revenue

Our revenue at any given time is dependent upon a number of factors, including, but not limited to, demand for our services from existing and emerging applications; the supply of capacity available on our fleet and those of our competitors in a given region, and the substitution of competing technologies such as fiber optic cable networks. See Item 4B—Business Overview—Our Sector for a discussion of the global trends creating demand for our services. Trends in revenue can be impacted by:

•	Growth in demand from wireless telecommunications companies seeking to complete or enhance broadband infrastructure, particularly those operating in developing regions or regions with geographic challenges;

•	Growth in demand for broadband connectivity for enterprises and government organizations, providing fixed and mobile services and value-added applications on a global basis;

•	Lower overall pricing for satellite-based services, resulting from oversupply of wide beam capacity or due to introduction of high throughput technology, which is designed to achieve a lower cost per unit;

•	Lower demand for satellite-based solutions, resulting from fiber substitution;

•	Satellite capacity needed to provide broadband connectivity for mobile networks on ships, planes and oil and gas platforms;

•	New DTH television platforms and channel growth on existing platforms, which use our capacity for program distribution;

•	Global demand for television content in standard, HD and UHD television formats, which uses our satellite network and IntelsatOne® terrestrial services for distribution, in some regions offset by next generation compression technologies;

•	Increased popularity of OTT content distribution, which will increase the demand for broadband infrastructure in the developing world, but could decrease demand in developed markets over the mid to long-term as niche and ethnic programming transitions from satellite to internet distribution;

•	Use of commercial satellite services by governments for military and other operations, which has partially slowed as a result of the tempo of military operations and recent changes in the U.S. budget; and

•	Our use of third-party or off-network services to satisfy government demand for capacity not available on our network. These services are low risk in nature, with no required up-front investment and terms and conditions of the procured capacity which typically match the contractual commitments from our customers. Demand for certain of these off-network services has declined with reductions in troop deployment in regions of conflict.

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

Pricing

Pricing of our services is based upon a number of factors, including, but not limited to, the region served by the capacity, the power and other characteristics of the satellite beam, the amount of demand for the capacity available on a particular satellite and the total supply of capacity serving any particular region. In 2015, pricing trends were stable to lower, especially in the second half of the year with respect to capacity used for network services applications, and to a lesser degree with respect to government applications. The most significant price reductions in 2015 were accompanied by high volume commitments. Regions beyond Africa and the Middle East experienced an increase in supply, including high-throughput services in other spectrum bands, resulting in pricing pressure in many of our other regions and applications. In 2016, pricing trends were fairly stable throughout the year, albeit lower than 2015, with a slight decline in network services and government applications offset by stronger media application pricing. In 2017, pricing trends were fairly stable throughout the year, albeit lower than 2016, with lower pricing on high volume commitments on our Intelsat EpicNG HTS fleet, which drove Ku-band pricing down slightly, whereas C-band pricing trends were steady across the year. According to Euroconsult, the annual average price per transponder for C- and Ku- band capacity is forecasted to be on a slight downward trend globally from $1.34 million to $1.19 million per 36 MHz transponder over the period from 2017 to 2022, reflecting increasing supply from new satellite entrants, among other factors. HTS capacity, which is designed to attain a lower cost point, facilitating market expansion into new applications, is expected to have similar rates of yield decline over time as increased supply enters the market.

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

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from less than one year to 16 years as of December 31, 2017.

Contracted Backlog

We benefit from strong visibility of our future revenues. Our contracted backlog is our expected future revenue under existing customer contracts, and includes both cancellable and non-cancellable contracts. Our contracted backlog was approximately $7.8 billion as of December 31, 2017, approximately 89% of which related to contracts that were non-cancellable and approximately 9% related to contracts that were cancellable subject to substantial termination fees. As of December 31, 2017, the weighted average remaining customer contract life was approximately 4 years. We expect to deliver services associated with approximately $1.8 billion, or approximately 22%, of our December 31, 2017 contracted backlog during the year ending December 31, 2018, of which $3.4 million is from our channel services, a product near the end of its lifecycle. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which is not included in the backlog amount, is generally calculated as a percentage of the remaining backlog associated with the contract. In certain cases of breach for non-payment or customer financial distress or bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.

Our contracted backlog as of December 31, 2017 was as follows (in millions):

Period	Amount
2018	$1,755.6
2019	1,283.2
2020	1,042.7
2021	739.9
2022	599.4
2023 and thereafter	2,413.3

Total	$7,834.1

Our contracted backlog by service type as of December 31, 2017 was as follows (in millions, except percentages):

Service Type	Amount	Percent
Transponder services	$6,211.8	79%
Managed services	1,376.5	18%
Off-Network and Other	240.5	3%
Channel	5.3	0%

Total	$7,834.1	100%

We believe this backlog and the resulting predictable cash flows in the FSS sector make our net cash provided by operating activities less volatile than that of typical companies outside our industry.

A.	Operating Results Years Ended December 31, 2016 and 2017

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Year Ended December 31, 2016 Compared to Year Ended December 31, 2017
	Year Ended December 31, 2016	Year Ended December 31, 2017	Increase (Decrease)	Percentage Change
Revenue	$2,188,047	$2,148,612	$(39,435)	(2)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	341,147	322,216	(18,931)	(6)
Selling, general and administrative	231,397	204,015	(27,382)	(12)
Depreciation and amortization	694,891	707,824	12,933	2

Total operating expenses	1,267,435	1,234,055	(33,380)	(3)

Income from operations	920,612	914,557	(6,055)	(1)
Interest expense, net	938,501	1,020,770	82,269	9
Gain (loss) on early extinguishment of debt	1,030,092	(4,109)	(1,034,201)	NM
Other income (expense), net	(2,105)	6,638	8,743	NM

Income (loss) before income taxes	1,010,098	(103,684)	(1,113,782)	NM
Provision for income taxes	15,986	71,130	55,144	NM

Net income (loss)	994,112	(174,814)	(1,168,926)	NM
Net income attributable to noncontrolling interest	(3,915)	(3,914)	(1)	(0)

Net income (loss) attributable to Intelsat S.A.	$990,197	$(178,728)	$(1,168,925)	NM

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues for the periods below (in thousands, except percentages):

	Year Ended December 31, 2016	Year Ended December 31, 2017	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,561,108	$1,543,384	$(17,724)	(1)%
Managed services	414,758	412,147	(2,611)	(1)
Channel	9,134	5,405	(3,729)	(41)

Total on-network revenues	1,985,000	1,960,936	(24,064)	(1)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	157,212	141,845	(15,367)	(10)
Satellite-related services	45,835	45,831	(4)	(0)

Total off-network and other revenues	203,047	187,676	(15,371)	(8)

Total	$2,188,047	$2,148,612	$(39,435)	(2)%

Total revenue for the year ended December 31, 2017 decreased by $39.4 million, or 2%, as compared to the year ended December 31, 2016. By service type, our revenues decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $17.7 million, primarily due to a $54.6 million decrease in revenue from network services customers, partially offset by a $33.6 million increase in revenue from media customers and a $3.3 million increase in revenue from government customers. The network services decline was mainly due to non-renewals and renewal pricing at lower rates for wide-beam enterprise and wireless infrastructure services. The network services decline also reflects non-renewals of point-to-point connectivity, which is shifting to fiber alternatives. The increase in media revenue resulted primarily from the growth of DTH services in the Africa and Latin America and Caribbean regions, partially offset by declines in the North America, Europe and Middle East regions. The increase in government revenues is related to new revenues for mobility and other applications.

•	Managed services—an aggregate decrease of $2.6 million, primarily due to a decrease of $13.9 million in revenue from network services customers largely for point-to-point trunking applications which are switching to fiber alternatives, a decrease of $12.4 million in revenue from our government customers for managed services largely related to government trunking and managed network applications related to a previously disclosed termination of a maritime contract, and a $4.1 million decrease in occasional use video services. These declines were partially offset by an increase of $22.5 million in revenue from network services customers for broadband solutions largely related to maritime and aeronautical mobility applications and a $6.6 million increase in managed video solutions in large part due to advanced payments forfeited and fees paid by a customer upon partial termination of services.

•	Channel—an aggregate decrease of $3.7 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $15.4 million, primarily due to the previously disclosed termination of a maritime government contract, partially offset by increased revenue from services provided for a media customer on a third-party satellite.

•	Satellite-related services—remained effectively unchanged from the prior year.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $18.9 million, or 6%, to $322.2 million for the year ended December 31, 2017, as compared to the year ended December 31, 2016. The decrease was primarily due to the following:

•	a decrease of $22.2 million largely due to lower cost of sales for customer premises equipment and lower third-party costs for off-network services associated with our government business; and

•	a decrease of $8.2 million in staff-related expenses; partially offset by

•	an increase of $7.0 million due to increases in direct costs associated with capacity provided through an Intelsat payload on a third-party satellite.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $27.4 million, or 12%, to $204.0 million for the year ended December 31, 2017, as compared to the year ended December 31, 2016. The decrease was primarily due to the following:

•	a decrease of $28.7 million in bad debt expense primarily related to two customers in the Latin America and Caribbean region; and

•	a decrease of $14.5 million in staff-related expenses; partially offset by

•	an increase of $19.0 million in professional fees primarily due to our liability management initiatives and other costs related to the OneWeb/SoftBank Transactions referred to below.

Depreciation and Amortization

Depreciation and amortization expense increased by $12.9 million, or 2%, to $707.8 million for the year ended December 31, 2017, as compared to the year ended December 31, 2016. Significant items impacting depreciation and amortization included:

•	an increase of $83.3 million in depreciation expense resulting from the impact of satellites placed in service; and

•	an increase of $8.2 million in depreciation expense resulting from the impact of certain ground segment assets placed in service; partially offset by

•	a decrease of $72.6 million in depreciation expense due to the timing of certain satellites becoming fully depreciated, and other satellite related expenses; and

•	a decrease of $6.2 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net consists of gross interest expense we incur together with gains and losses on interest rate hedging transactions (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2017, we held interest rate caps with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate increase on the floating-rate term loans under our senior secured credit facilities. The caps have not been designated as hedges for accounting purposes.

Interest expense, net increased by $82.3 million, or 9%, to $1.0 billion for the year ended December 31, 2017, as compared to the year ended December 31, 2016. The increase in interest expense, net was principally due to:

•	a net increase of $44.3 million in interest expense primarily driven by our new debt issuances with higher interest rates, partially offset by certain debt repurchases and exchanges in 2016 and 2017; and

•	a net increase of $35.3 million from lower capitalized interest, primarily resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $48.7 million for the year ended December 31, 2017. The non-cash interest expense was due to the amortization of deferred financing fees and the amortization and accretion of discounts and premiums.

Gain (Loss) on Early Extinguishment of Debt

Loss on early extinguishment of debt was $4.1 million for the year ended December 31, 2017, as compared to a gain of $1.0 billion for the year ended December 31, 2016. The loss and gain were related to certain debt transactions that occurred during each of the respective years (see—Liquidity and Capital Resources—Long-Term Debt). The respective loss and gain consisted of the difference between the carrying value of the debt redeemed or exchanged and the fair value of the debt issued, if applicable, and total cash amount paid (including related fees and expenses), together with write-offs of unamortized debt issuance costs.

Other Income (Expense), Net

Other income, net was $6.6 million for the twelve months ended December 31, 2017, as compared to other expense, net of $2.1 million for the twelve months ended December 31, 2016. The variance of $8.7 million was primarily driven by a $5.3 million foreign exchange fluctuation related to our business conducted in Brazilian reais and Euros, and a $3.1 million increase in other miscellaneous income related to activities that are not associated with our core operations.

Provision for Income Taxes

Our income tax expense increased by $55.1 million to $71.1 million for the year ended December 31, 2017, as compared to $16.0 million for the year ended December 31, 2016. The increase was principally due to valuation allowances recorded on certain deferred tax assets, partially offset by tax benefits related to the tax rate change for our U.S. subsidiaries as a result of the U.S. Tax Cuts and Jobs Act which was enacted on December 22, 2017.

Cash paid for income taxes, net of refunds, totaled $33.7 million and $22.7 million for the years ended December 31, 2017 and 2016, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A was $178.7 million for the year ended December 31, 2017, as compared to net income attributable to Intelsat S.A. of $990.2 million for the year ended December 31, 2016. The change reflects the various items discussed above.

Operating Results Years Ended December 31, 2015 and 2016

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Year Ended December 31, 2015 Compared to Year Ended December 31, 2016
	Year Ended December 31, 2015	Year Ended December 31, 2016	Increase (Decrease)	Percentage Change
Revenue	$2,352,521	$2,188,047	$(164,474)	(7)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	328,501	341,147	12,646	4
Selling, general and administrative	199,412	231,397	31,985	16
Impairment of goodwill and other intangibles	4,165,400	—	(4,165,400)	NM
Depreciation and amortization	687,729	694,891	7,162	1

Total operating expenses	5,381,042	1,267,435	(4,113,607)	(76)

Income (loss) from operations	(3,028,521)	920,612	3,949,133	NM
Interest expense, net	890,279	938,501	48,222	5
Gain on early extinguishment of debt	7,061	1,030,092	1,023,031	NM
Other expense, net	(6,201)	(2,105)	(4,096)	(66)

Income (loss) before income taxes	(3,917,940)	1,010,098	4,928,038	NM
Provision for income taxes	1,513	15,986	14,473	NM

Net income (loss)	(3,919,453)	994,112	4,913,565	NM
Net income attributable to noncontrolling interest	(3,934)	(3,915)	(19)	(0)

Net income (loss) attributable to Intelsat S.A.	$(3,923,387)	$990,197	$4,913,584	NM

Cumulative preferred dividends	(9,919)	—	(9,919)	NM

Net income (loss) attributable to common shareholders	$(3,933,306)	$990,197	$4,923,503	NM

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

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Net income (loss)	$(3,919,453)	$994,112	$(174,814)
Add (Subtract):
Interest expense, net	890,279	938,501	1,020,770
Loss (gain) on early extinguishment of debt	(7,061)	(1,030,092)	4,109
Provision for income taxes	1,513	15,986	71,130
Depreciation and amortization	687,729	694,891	707,824

EBITDA	$(2,346,993)	$1,613,398	$1,629,019

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

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Net income (loss)	$(3,919,453)	$994,112	$(174,814)

Add (Subtract):
Interest expense, net	890,279	938,501	1,020,770
Loss (gain) on early extinguishment of debt	(7,061)	(1,030,092)	4,109
Provision for income taxes	1,513	15,986	71,130
Depreciation and amortization	687,729	694,891	707,824

EBITDA	(2,346,993)	1,613,398	1,629,019

Add:
Compensation and benefits (1)	26,235	23,222	15,995
Non-recurring and other non-cash items (2)	9,877	14,050	19,589
Impairment of goodwill and other intangibles (3)	4,165,400	—	—

Adjusted EBITDA	$1,854,519	$1,650,670	$1,664,603

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities; professional fees primarily related to our liability management initiatives in 2016 and 2017; professional fees associated with the OneWeb/SoftBank Transactions referred to below; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases in 2015; severance and retention payments; expenses associated with the relocation of our government business subsidiary to our U.S. administrative headquarters facility in 2015; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(3)	Reflects a non-cash goodwill and other intangibles impairment charge due to our annual impairment test which indicated that both our goodwill and our non-amortizable intangible trade name asset exceeded their estimated fair value.

B.	Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At December 31, 2017, the aggregate principal amount of our debt outstanding not held by affiliates was $14.2 billion. Our interest expense, net for the year ended December 31, 2017 was $1.0 billion, which included $48.7 million of non-cash interest expense. We also expect to make significant capital expenditures in 2018 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At December 31, 2017, cash and cash equivalents were approximately $525.2 million. In addition, $16.2 million of restricted cash was included within current assets on the consolidated balance sheet as compensating balances against certain letters of credit outstanding.

We currently expect to use cash on hand, cash flows from operations and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($870.4 million and $915.6 million in 2016 and 2017, respectively) and significant capital expenditures ($714.6 million and $461.6 million in 2016 and 2017, respectively). Our total capital expenditures are expected to range from $375 million to $425 million in 2018, $425 million to $500 million in 2019, and $375 million to $475 million in 2020. However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. See Item 3D—Risk Factors—Risk Factors Relating to Our Business—We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings and cash to repurchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Net cash provided by operating activities	$910,031	$683,506	$464,230
Net cash used in investing activities	(749,354)	(730,589)	(468,297)
Net cash provided by (used) in financing activities	(102,986)	541,596	(137,858)
Net change in cash and cash equivalents	48,394	494,483	(140,809)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $219.3 million to $464.2 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The decrease was due to a $78.0 million decrease in net income and changes in non-cash items and a $141.3 million decrease from changes in operating assets and liabilities. The primary drivers of the decrease in operating assets and liabilities were higher outflows for accounts payable and accrued expenses, lower inflows related to deferred revenue, and lower inflows related to customer receivables.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $262.3 million to $468.3 million during the year ended December 31, 2017 as compared to the year ended December 31, 2016. The decrease was primarily due to lower capital expenditures and insurance proceeds received related to Intelsat 33e, partially offset by increased purchases of cost method investments and increased capital contributions to a joint venture.

Net Cash Provided by (Used in) Financing Activities

Net cash from financing activities decreased by $679.5 million to a net outflow of $137.9 million during the year ended December 31, 2017 as compared to the year ended December 31, 2016. The decrease was primarily due to higher repayments of long-term debt in 2017 associated with the satisfaction and discharge of $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019. This was partially offset by a decrease in payments related to tender offer, debt exchange and consent solicitation transactions completed in 2016, and higher proceeds received from the issuance of long-term debt, driven by the offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025 completed by Intelsat Jackson in 2017.

Supplemental Disclosures of Non-cash Financing Activities

As of December 31, 2017, $16.2 million of cash was legally restricted, being held as a compensating balance for certain outstanding letters of credit.

Long-Term Debt

This section describes the changes to our long-term debt during the years ended December 31, 2016 and 2017. For detail regarding our outstanding long-term indebtedness as of December 31, 2017, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

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

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.

On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable).

The B-3 Tranche Term Loans are subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson to apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.

On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing floating rate B-2 Tranche Term Loans under certain circumstances.

On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.

We entered into interest rate caps, effective in February 2018, to mitigate the risk of interest rate increases on the B-3 Tranche Term Loans and the B-4 Tranche Term Loans.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.74 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.05 to 1.00 as of December 31, 2017.

2017 Debt Transactions

January 2017 Intelsat Luxembourg Exchange Offer

In January 2017, Intelsat Luxembourg completed a debt exchange (the “Second 2018 Luxembourg Exchange”), whereby it exchanged $403.3 million aggregate principal amount of its 6.75% Senior Notes due 2018 (the “2018 Luxembourg Notes”) for an equal aggregate principal amount of newly issued unsecured 12.50% Senior Notes due 2024 (the “2024 Luxembourg Notes”). The Second 2018 Luxembourg Exchange consisted of $377.6 million aggregate principal amount of 2018 Luxembourg Notes held by ICF as a result of the First 2018 Luxembourg Exchange (as defined and described below), together with $25 million aggregate principal amount of 2018 Luxembourg Notes repurchased by us in the fourth quarter of 2015. We consolidate ICF, the holder of the 2018 Luxembourg Notes exchanged in the Second 2018 Luxembourg Exchange.

July 2017 Intelsat Jackson Senior Notes Refinancing

On July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025 (the “2025 Jackson Notes”). These notes are guaranteed by all of Intelsat Jackson’s subsidiaries that guarantee its obligations under the Intelsat Jackson Secured Credit Agreement and senior notes, as well as by certain of Intelsat Jackson’s parent entities. Also on July 5, 2017, the net proceeds from the sale of the 2025 Jackson Notes were used, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019. In connection with the satisfaction and discharge, we recognized a loss on early extinguishment of debt of $4.6 million, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

November & December 2017 and January 2018 Amendments to Intelsat Jackson Senior Secured Credit Facilities

In November and December 2017, and January 2018, Intelsat Jackson entered into amendments to the Intelsat Jackson Secured Credit Agreement. See—Description of Indebtedness—Intelsat Jackson—Intelsat Jackson Senior Secured Credit Agreement, above.

2016 Debt Transactions

March 2016 Intelsat Jackson Senior Secured Notes Offering

On March 29, 2016, Intelsat Jackson completed an offering of $1.25 billion aggregate principal amount of 8% Senior Secured Notes due 2024 (the “2024 Secured Jackson Notes”). The 2024 Secured Jackson Notes bear interest at 8% annually and mature in February 2024. These notes are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. The net proceeds from this offering have been and, are expected to be, used for general corporate purposes, which may include repayment and repurchase of indebtedness, capital expenditures and working capital and to pay fees and expenses related to the offering. A portion of the net proceeds was used to prepay in full all amounts outstanding under an intercompany loan due by Intelsat Jackson.

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

2016 Intelsat Jackson Tender Offers and June 2016 Senior Secured Notes Issuance

In May 2016, Intelsat Jackson commenced tender offers to purchase several tranches of outstanding debt (the “Tender Offers”). In June 2016, Intelsat Jackson completed an issuance of $490 million aggregate principal amount of 9  1/2% Senior Secured Notes due 2022 (the “2022 Jackson Secured Notes”), with an original issue discount of 2.0%. Under the terms of the issuance, in the event that all of the net proceeds of the 2022 Jackson Secured Notes were not applied to fund the Tender Offers, Intelsat Jackson would have been required to use the portion of the net proceeds not so applied to redeem the 2022 Jackson Secured Notes. Since the possible uses of the debt proceeds were restricted to repayment of long-term debt, the net proceeds were classified as restricted cash within long-term assets on the condensed consolidated balance sheet as of June 30, 2016. In July 2016, the net proceeds from the sale of the 2022 Jackson Secured Notes were used to repurchase $673.5 million aggregate principal amount of the 2022 Jackson Notes pursuant to the terms of the previously commenced Tender Offers, and to pay related fees and expenses. Due to the classification of the net proceeds as restricted cash, both the June 2016 issuance and the July 2016 use of the net proceeds are disclosed supplementally as non-cash financing activities in the accompanying consolidated statement of cash flows. In connection with this repurchase, we recognized a gain on early extinguishment of debt of $219.6 million during the year ending December 31, 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

September 2016 Intelsat Jackson Debt Exchange and Consent Solicitation

In September 2016, Intelsat Jackson completed a debt exchange receiving $141.4 million aggregate principal amount of 2022 Jackson Notes in exchange for $99.7 million aggregate principal amount of newly issued 2024 Secured Jackson Notes issued and $17.0 million in cash. In connection with this exchange, Intelsat Jackson also received a consent from holders of $141.5 million principal amount of 2022 Jackson Notes in exchange for $9.2 million in cash to amend the indenture governing the 2022 Jackson Notes, among other things to: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Jackson Notes, and (ii) waive any defaults or events of default potentially existing under the indenture governing the 2022 Jackson Notes as of September 12, 2016. We determined the transaction was accounted for as a modification and not as an extinguishment of debt under ASU 470, Debt (“ASU 470”). As a result, the fees paid to bondholders, including the consent payment, were amortized over the remaining term of the debt instrument.

December 2016 Intelsat Connect Finance Exchange Offers

First 2018 Luxembourg Exchange—In December 2016, ICF completed an exchange, receiving $377.6 million aggregate principal amount of 2018 Luxembourg Notes in exchange for $132.1 million aggregate principal amount of its newly issued unsecured 12  1/2% Senior Notes due 2022 (the “2022 ICF Notes”) and $226.5 million in cash (the “First 2018 Luxembourg Exchange”). The 2022 ICF Notes are guaranteed by Intelsat Luxembourg. We accounted for the First 2018 Luxembourg Exchange as a modification of debt under ASU 470. As a result, remaining unamortized debt issuance costs on the exchanged 2018 Luxembourg Notes will be amortized over the remaining term of the newly issued 2022 ICF Notes. We expensed approximately $3.3 million of fees related to the First 2018 Luxembourg Exchange.

2021 Luxembourg Exchange—In December 2016, ICF completed an exchange, receiving $979.2 million aggregate principal amount of Intelsat Luxembourg’s 7  3/4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) in exchange for $538.4 million aggregate principal amount of its newly issued 2022 ICF Notes and $29.4 million in cash (the “2021 Luxembourg Exchange”). We accounted for the 2021 Luxembourg Exchange as an extinguishment of debt under ASU 470. In connection with the 2021 Luxembourg Exchange, we recognized a net gain on early extinguishment of debt of $609.8 million, consisting of the difference between the carrying value of the 2021 Luxembourg Notes exchanged and the fair value of the 2022 ICF Notes issued and the total cash paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

2023 Luxembourg Exchange—In December 2016, ICF completed an exchange, receiving $111.7 million aggregate principal amount of Intelsat Luxembourg’s 8  1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes”) in exchange for $61.4 million aggregate principal amount of newly issued 2022 ICF Notes and $3.3 million in cash (the “2023 Luxembourg Exchange”). We accounted for the 2023 Luxembourg Exchange as an extinguishment of debt under ASU 470. In connection with the 2023 Luxembourg Exchange, we recognized a net gain on early extinguishment of debt of $69.4 million, consisting of the difference between the carrying value of the 2023 Luxembourg Notes exchanged and the fair value of the 2022 ICF Notes issued and the total cash paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Satellite Performance Incentives

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is accreted as interest expense is recorded based on the passage of time and reduced as the payments are made. Our total satellite performance incentive payment liability as of December 31, 2016 and 2017 was $234.2 million and $241.1 million, respectively.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. The following table compares our satellite-related capital expenditures to total capital expenditures from 2013 through 2017 (in thousands).

Year	Satellite-Related Capital Expenditures	Total Capital Expenditures
2013	$542,942	$600,792
2014	566,716	645,424
2015	657,656	724,362
2016	629,346	714,570
2017	355,675	461,627

Total	$2,752,335	$3,146,775

Capital expenditure guidance for 2018 through 2020 (the “Guidance Period”) assumes investment in seven satellites, three of which are in the design and manufacturing phase or recently launched. The remaining four satellites are replacement satellites, for which manufacturing contracts have not yet been signed. By early 2019, we plan to have completed the investment program in the current series of Intelsat EpicNG high-throughput satellites and payloads, thereby significantly increasing our total transmission capacity from levels at 2017 year end.

Payments for satellites and other property and equipment for the year ended December 31, 2017 were $497.0 million, which included $461.6 million and $35.4 million in cash flows from investing activities and from financing activities, respectively, in our consolidated statements of cash flows. We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2015, 2016 and 2017, our Brazilian customers represented approximately 4.2%, 3.7% and 4.0% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

We recorded foreign currency exchange losses of $11.4 million and gains of $3.3 million and $0.9 million for the years ended December 31, 2015, 2016 and 2017, respectively. The losses and gains for each year were primarily attributable to the conversion of our Brazilian reais receivables and cash balances held in Brazil, and were net of other working capital account balances translated into U.S. dollars at the exchange rates in effect on the last day of the applicable year or, with respect to exchange transactions effected during the year, at the time the exchange transactions occurred.

C.	Research and Development, Patents and Licenses

During the year ended December 31, 2017, we incurred expenses of $0.6 million for development activities. In addition, a few isolated patent initiatives have been conducted in furtherance of innovation efforts of the Company, resulting in $1.0 million of expenses for the year ended December 31, 2017. Further, Intelsat personnel regularly engage in activities that are intended to result in new or improved functions, performance, or quality related to our network, teleports and satellites.

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

At December 31, 2017, we also had an off-balance sheet commitment of $4.4 million, which we expect to pay through 2018 for development activities.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and capital and certain other commitments as of December 31, 2017, and the expected year of payments (in thousands):

	Payments due by year
Contractual Obligations (1)	2018	2019	2020	2021	2022	2023 and thereafter	Other	Total
Long-Term debt obligations
Intelsat S.A. and subsidiary notes and credit facilities—principal payments	$96,650	$1,095,000	$2,200,000	$2,170,832	$1,221,892	$7,738,770	$—	$14,523,144
Intelsat S.A. and subsidiary notes and credit facilities—interest payments (2)	1,062,398	1,039,061	1,010,097	767,613	620,382	857,387	—	5,356,938
Operating lease obligations	14,338	13,889	13,500	13,376	13,424	93,501	—	162,028
Sublease rental income	(665)	(617)	(526)	(312)	(143)	(161)	—	(2,424)
Horizons-3 Satellite LLC Capital Contributions (3)	41,500	4,600	11,900	13,500	15,900	59,700	—	147,100
Purchase obligations (4)	422,050	285,861	156,593	20,874	18,014	51,602	—	954,994
Other long-term liabilities (including interest) (5)	42,987	42,244	43,023	42,226	31,898	158,189	—	360,567
Income tax contingencies (6)	—	—	—	—	—	—	31,380	31,380

Total contractual obligations	$1,679,258	$2,480,038	$3,434,587	$3,028,109	$1,921,367	$8,958,988	$31,380	$21,533,727

(1)	Obligations related to our pension and postretirement medical benefit obligations are excluded from the table. We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. In the first quarter of 2015, we amended the defined benefit retirement plan to cease the accrual of additional benefits for the remaining active participants effective March 31, 2015. We anticipate that our contributions to the defined benefit retirement plan in 2018 will be approximately $5.1 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2018 will be approximately $4.1 million. See Note 7—Retirement Plans and Other Retiree Benefits to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Represents estimated interest payments to be made on our fixed and variable rate debt. Interest payments for variable rate debt and incentive obligations have been estimated based on the current interest rates.
(3)	See Note 10(b)—Investments—Horizons-3 Satellite LLC.
(4)	Includes satellite construction and launch contracts, estimated payments to be made on performance incentive obligations related to certain satellites that are currently under construction, vendor contracts and customer commitments.
(5)	Represents satellite performance incentive obligations related to satellites that are in service (and interest thereon).
(6)	The timing of future cash flows from income tax contingencies cannot be reasonably estimated and therefore is reflected in the other column. See Note 14—Income Taxes to our consolidated financial statements included elsewhere in this Annual Report for further discussion of income tax contingencies.

Satellite Construction and Launch Obligations

As of December 31, 2017, we had approximately $828.6 million of expenditures remaining under our existing satellite construction contracts and satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2017, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

See Item 4B—Business Overview—Our Network—Satellite Systems—Planned Satellites for details relating to certain of our satellite construction and launch contracts.

Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities. These leases contain escalation provisions for increases. As of December 31, 2017, minimum annual rentals of all leases (net of sublease income on leased facilities), totaled approximately $159.6 million, exclusive of potential increases in real estate taxes, operating assessments and future sublease income.

Customer and Vendor Contracts

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily related to the operation of certain of our satellites. As of December 31, 2017, we had commitments under these customer and vendor contracts which totaled approximately $126.4 million related to the provision of equipment, services and other support.

G.	Safe Harbor

See the section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our current executive officers and directors are as follows:

Name	Age	Position
David McGlade	57	Director and Executive Chairman, Intelsat S.A.
Stephen Spengler	58	Director and Chief Executive Officer, Intelsat S.A.
Michelle Bryan	61	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, Intelsat S.A.
Michael DeMarco	47	Executive Vice President, Operations, Intelsat Corporation
Samer Halawi	48	Executive Vice President & Chief Commercial Officer, Intelsat Corporation
Jacques Kerrest	71	Executive Vice President & Chief Financial Officer, Intelsat S.A.
Justin Bateman	44	Director, Intelsat S.A.
Robert Callahan	66	Director, Intelsat S.A.
John Diercksen	68	Director, Intelsat S.A.
Edward A. Kangas	73	Director, Intelsat S.A.
Raymond Svider	55	Director, Intelsat S.A.

The following is a brief biography of each of our executive officers and directors:

Mr. McGlade became the Executive Chairman of the board of directors of Intelsat S.A. in April 2015 and served as Chief Executive Officer and Deputy Chairman of the board of directors of Intelsat S.A. from July 2011 to April 2015. Effective on April 1, 2018, Mr. McGlade is expected to transition from Executive Chairman to a non-executive Chairman of the board of directors of Intelsat S.A. Mr. McGlade served as the Chief Executive Officer of Intelsat Investments S.A. from April 2005 to April 2015, and was Deputy Chairman of the board of directors of Intelsat Investments S.A. from August 2008 to May 2013. Prior to that, Mr. McGlade was the Chief Executive Officer of O2 UK, the largest subsidiary of O2 plc and a leading U.K. cellular telephone company, a position he took in October 2000. He was also an Executive Director of O2 plc. During his tenure at O2 UK and O2 plc, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade is currently a director of Skyworks Solutions, Inc., an innovator of high performance analog semiconductors, as well as Omnispace LLC, a mobile satellite services provider. Mr. McGlade holds a Bachelor of Arts degree from Rutgers University. Mr. McGlade’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Spengler became the Chief Executive Officer of Intelsat S.A. on April 1, 2015, and became a director of Intelsat S.A. in October 2015. Prior to April 2015, Mr. Spengler served as Deputy Chief Executive Officer of Intelsat S.A. from December 2014, and prior to that he served as President and Chief Commercial Officer of Intelsat Corporation from March 2013 to December 2014. Mr. Spengler also served as Executive Vice President, Sales, Marketing and Strategy of Intelsat Corporation from February 2008 to March 2013. Before joining Intelsat in 2003, Mr. Spengler held various positions in the telecommunications industry, including Senior Vice President of Global Sales, Broadband Access Networks at Cirronet, Inc., Vice President of Sales and Marketing at ViaSat Satellite Networks, Regional Sales Director for Satellite Networks in Europe, the Middle East and Africa for Scientific-Atlanta Europe based in London, and sales and marketing positions at GTE Spacenet and GTE Corporation. Mr. Spengler received his Bachelor of Arts degree from Dickinson College in Carlisle, Pennsylvania, and his Masters of Business Administration from Boston University in Massachusetts. Mr. Spengler’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

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

Mr. DeMarco became the Executive Vice President, Operations of Intelsat Corporation in August 2017. Prior to that, Mr. DeMarco served as Senior Vice President, Operations since April 2015, and prior to that as Senior Vice President, Marketing and Solutions Development, with responsibility for product management, marketing, customer solutions engineering and asset management functions. From 2006 to 2009 he served as Intelsat Corporation’s Vice President of Media Services and has held roles of increasing responsibility within the Company, serving as Vice President of Core Video Services, Senior Director of Business Operations, and Director of Product Finance at PanAmSat prior to its 2006 merger with Intelsat. Since November 2017, he has also served as director of Dejero Labs, Inc., a provider of connectivity required for cloud computing, online collaborations, and the secure exchange of video and data. Mr. DeMarco earned a Bachelor of Science Degree in Finance and a Masters of Business Administration from Fairfield University in Connecticut. Mr. DeMarco’s business address is 7900 Tysons One Place, McLean, VA 22102, United States.

Mr. Halawi became the Executive Vice President and Chief Commercial Officer of Intelsat S.A. on January 9, 2018. Prior to joining Intelsat, Mr. Halawi served as Chief Commercial Officer for WorldVu Satellites Limited (“OneWeb”) from April 2017 to January 2018, where he established and oversaw the distribution, product management, communications, business development, strategy, and sales and marketing functions. From 2011 to 2017, he served as Chief Executive Officer for Thuraya Telecommunications Company, a leader in mobile satellite services, with responsibility for performance, positioning and growth of the company. Mr. Halawi previously spent eight years at Inmarsat PLC in global strategy, running operations for the Middle East, Africa and Asia-Pacific. He also held prior roles in the telecommunications industry at Flag Telecom and ICO Global Communications (“ICO”), including a three year period in investment banking in the Middle East while at ICO. Mr. Halawi began his career in the automotive industry, occupying several positions with Chrysler Corporation and Ford Motor Company. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University in Michigan, and a Masters of Business Administration from the University of Michigan. Mr. Halawi’s business address is 7900 Tysons One Place, McLean, VA 22102, United States.

Mr. Kerrest became the Executive Vice President and Chief Financial Officer of Intelsat S.A. on February 1, 2016. Prior to this, Mr. Kerrest served as President of DPC Data Inc., a data products and specialized data services company, from July 2014 to February 2016, and has been serving as a director of that company since 2011. From 2008 to 2011, Mr. Kerrest served as Chief Financial Officer and Chief Operating Officer of ActivIdentity Corporation, an identity assurance provider. He also served as the Chief Financial Officer of Virgin Media plc, the second largest communications company in the United Kingdom, from 2004 to 2008. Prior to 2004, Mr. Kerrest held the role of Chief Financial Officer at companies including Equant Inc., Harte-Hanks, Inc., Chancellor Broadcasting Company and Positive Communications. Since June 2017, he also serves as a director of comScore, Inc., a cross-platform measurement company that measures audiences, brands and consumer behavior. Mr. Kerrest received his Masters of Science degree from Faculte Des Sciences Economiques in Paris, France, and a Masters of Business Administration from Institut D’Etudes Politiques De Paris in Paris, France as well as the Thunderbird School of Global Management in Glendale, Arizona. Mr. Kerrest’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Bateman became a director of Intelsat S.A. in July 2011. Mr. Bateman was a director of Intelsat Investments S.A. from August 2008 to May 2013. Mr. Bateman is a Managing Partner of BC Partners based in its New York office, the investment arm of which he co-established in early 2008. He initially joined BC Partners’ London office in 2000 from PricewaterhouseCoopers, where he spent three years in Transaction Services working on due diligence projects for both financial investors and corporate clients. In 2002/2003 he left BC Partners to complete his MBA at INSEAD before rejoining its London office. Mr. Bateman serves on the board of Cyxtera Technologies, Inc., an information security technology company, and Teneo Global LLC, and has previously served on the boards of Office Depot, Inc., MultiPlan, Inc. and Suddenlink Communications. He has a degree in economics from the University of Cambridge in the UK. Mr. Bateman’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Callahan became a director of Intelsat S.A. in April 2014. Mr. Callahan is the Chairman of Longueview Advisory, a media, internet and technology advisory firm. Prior to joining Longueview, he served as a special advisor with General Atlantic, Inc., a leading global growth equity firm, where he worked on internet, technology and resource investments, such as the Alibaba Group and Network Solutions, Inc., where he served as Chairman. He previously held the position of Chairman and Chief Executive Officer of Ziff Davis Media, Inc. Mr. Callahan also spent 20 years at the Walt Disney Company/ABC/Capital Cities, where he held numerous positions, including President of ABC Inc. He currently serves as a director of AppNexus Inc., a provider of advertising products and services utilizing a cloud-based real-time online platform. Mr. Callahan holds a Bachelor of Science degree in Journalism from the University of Kansas. Mr. Callahan’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Diercksen became a director of Intelsat S.A. in September 2013. Mr. Diercksen serves as a Senior Advisor at LionTree Investment Advisors, addressing financial, operational and management services with client business development. From December 2015 to June 2017, Mr. Diercksen served as the Chief Executive Officer of Beachfront Wireless Previously, Mr. Diercksen retired from Verizon Communications as the executive vice president for strategy, development and planning in September 2013, with responsibility for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures. Earlier in his career, Mr. Diercksen held a number of senior financial and leadership positions at Verizon, Bell Atlantic, and NYNEX, among other companies. Mr. Diercksen also serves on the boards of Cyxtera Technologies, Inc. and Banco Popular, Inc. and previously served on the board of Harman International Industries. Mr. Diercksen holds an MBA from Pace University and a Bachelor of Business Administration in finance from Iona College. Mr. Diercksen also qualifies as an audit committee financial expert. Mr. Diercksen’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Kangas became a director of Intelsat S.A. in July 2012. He also serves as Chairman of the board of directors of Deutsche Bank USA Corp., the U.S. holding company of Deutsche Bank AG. Mr. Kangas serves as Lead Director of Tenet Healthcare Corporation, where he previously served as Non-Executive Chairman (and member of the Compensation Committee) from 2003 to 2015. Mr. Kangas also serves as Lead Director of United Technologies Corporation, and serves as a member of the board of directors of Hovnanian Enterprises, Inc. (and as Chair of its Audit Committee). He also formerly served as a director of Intuit, Inc. and Electronic Data Systems Corp. Mr. Kangas previously served as Global Chairman and Chief Executive Officer of Deloitte, Touche, Tohmatsu from 1989 to 2000. He also served as the managing partner of Deloitte & Touche (USA) from 1989 to 1994. Mr. Kangas holds a bachelor’s degree in business and an MBA from the University of Kansas and is a Certified Public Accountant. Mr. Kangas also qualifies as an audit committee financial expert. Mr. Kangas’ business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Svider became a director of Intelsat S.A. in July 2011. Prior to April 2013, Mr. Svider also served as Chairman of the board of directors. Mr. Svider was a director of Intelsat Investments S.A. from February 2008 to May 2013 and became the Chairman of the board of directors of Intelsat S.A. in May 2008. Mr. Svider has been Co-Chairman of BC Partners since December 2008 and has been a Managing Partner of BC Partners since 2003. He joined BC Partners in 1992 in Paris before moving to London in 2000 to lead its investments in the technology and telecommunications industries. Over the years, Mr. Svider has participated in or led a variety of investments, including Tubesca, Nutreco, UTL, Neopost, Polyconcept, Neuf Telecom, Unity Media/Tele Columbus, Office Depot Inc., ATI Enterprises, MultiPlan, Inc., Suddenlink Communications, Accudyne Industries, Teneo Global LLC and PetSmart. He is currently on the board of Altice USA, Accudyne Industries, Teneo Global LLC and PetSmart. Prior to joining BC Partners, Mr. Svider worked in investment banking at Wasserstein Perella in New York and Paris, and at the Boston Consulting Group in Chicago. Mr. Svider holds a Master of Business Administration from the University of Chicago and a Master of Science in Engineering from both École Polytechnique and École Nationale Superieure des Telecommunications in France. Mr. Svider’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

B.	Compensation of Officers and Directors

This section sets forth (i) the compensation and benefits provided to our executive officers and directors for 2017, (ii) a brief description of the bonus program in which our executive officers participated in 2017, (iii) the total amounts set aside or accrued in 2017 for pension, retirement and similar benefits for our executive officers, and (iv) the number, exercise price and expiration date of share option grants made during 2017.

2017 Compensation

For 2017, our executive officers received total compensation, including base salary, bonus, non-equity incentive compensation, contributions to the executive officer’s account under our 401(k) plans and other retirement plans and certain perquisites, equal to $12 million in the aggregate.

Annual Cash Bonuses

In April 2013, our board of directors adopted, and our shareholders approved, a Bonus Plan (the “Bonus Plan”) which provides that certain of our and our subsidiaries’ employees, including the executive officers, may be awarded cash bonuses based on the attainment of specific performance goals and business criteria established by our board of directors for participants in the Bonus Plan. The goals and criteria for the 2017 fiscal year included certain financial metrics, including revenue and adjusted EBITDA targets, as well as certain management objectives, all as defined by the compensation committee. The bonus target percentages for our executives are set forth in their respective employment agreements. Awards for the subject year are determined based upon completion of the audited consolidated financial statements for that year. The Bonus Plan is a discretionary plan and the compensation committee retains the right to award compensation absent the attainment of performance criteria.

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

Pension, Retirement and Similar Benefits

Our executive officers participate in a tax-qualified 401(k) plan on the same terms as our other employees. Our executive officers also participate in the Intelsat Excess Benefit Plan, a nonqualified retirement plan under which our executive officers and certain key employees receive additional contributions to address limitations placed on contributions under the tax-qualified 401(k) plan. Under the terms of his employment agreement, Mr. McGlade is provided with certain retiree medical benefits that are not otherwise provided to participants under the terms of our medical plan. The aggregate amount of the employer contributions to the 401(k) plans and the Intelsat Excess Benefit Plan for our executive officers during 2017 was $168,709. Total present value of Mr. McGlade’s post-retirement medical benefits was $273,228.

Employment Agreements and Severance Protection

We have entered into employment agreements with each of our executive officers, including Mr. Halawi, who became an executive officer on January 9, 2018. Among other things, the employment agreements provide for minimum base salary, bonus eligibility and severance protection in the event of involuntary terminations of employment. Specifically, under the employment agreements, if the executive officer’s employment is terminated by us without cause or if the officer resigns for good reason (in either case, as defined in the executive officer’s respective employment agreement), then, subject to the executive officer’s execution of a release of claims and compliance with certain restrictive covenants, the executive officer will be paid a severance amount on the sixtieth day after such termination of employment equal to the product of (x) the sum of the executive officer’s annual base salary and target annual bonus as in effect on the date of such termination of employment, multiplied by (y) a severance multiplier equal to 2.0 in the case of Mr. Spengler, and 1.5 in the case of Messrs. DeMarco, Halawi, and Kerrest and Ms. Bryan. In the case of Mr. McGlade, his employment agreement was amended in 2015 for a fixed three year term ending on March 31, 2018. In the event of a severance during the term of his agreement, Mr. McGlade’s severance amount is fixed at a severance multiplier equal to 2.0 times the sum of his annual base salary and target bonus as in effect on April 1, 2015. In addition, in certain cases of termination of employment, Mr. McGlade’s agreement provides that he will be paid a prorated target bonus for the year of his termination based on actual results and the portion of the fiscal year he was employed. The employment agreement for Mr. McGlade further provides that, in the event a “golden parachute” excise tax under Section 4999 of the Code is imposed on any compensation or benefits received in connection with a change of control, and our shares are readily tradable on an established securities market or otherwise at such time, he will be entitled to an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed. Mr. McGlade’s employment agreement terminates on March 31, 2018 and thereafter there are no severance protections or payment obligations for Mr. McGlade.

Director Compensation

We provide non-executive independent members of the board with compensation (including equity based compensation) for their service on the board and any committees of the board. Our board has adopted a director compensation policy applicable to each director (an “outside director”) who is neither our employee nor nominated by any entity that (i) receives a management or monitoring fee from the Company or any subsidiary or (ii) beneficially owns or is part of a group that beneficially owns at least fifty percent (50%) of voting shares of the Company. The director compensation policy provides that each outside director receives an annual board cash retainer of $75,000 (the “basic cash retainer”). Effective April 1, 2018 Mr. McGlade will become an outside director eligible for compensation under the director compensation policy. In addition to the basic cash retainer, Mr. McGlade will receive an additional annual cash retainer of $50,000 for serving as the chairman of the board. The chairman of the Audit Committee receives an annual cash retainer of $22,500 and each other member of the Audit Committee receives an annual cash retainer of $15,000. The chairman of the Compensation Committee receives an annual cash retainer of $17,500 and each other member of the Compensation Committee receives an annual cash retainer of $10,000. At such time as our board of directors has a Nominating and Corporate Governance Committee, the chairman of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $10,000 and each other member of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $5,000. In addition, each outside director receives an annual restricted stock unit award (pursuant to the 2013 Equity Incentive Plan) with a grant date value of approximately $125,000, or $175,000 in the case of the chairman of the board, that vests on the first anniversary of the date of grant, subject to continued service on the board of directors on such vesting date, and subject to such other terms and conditions as established by the board of directors from time to time.

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

Equity Grants issued during 2017

In 2017, we granted a total of 903,000 RSUs to our executive officers as a group and 116,700 RSUs to our outside directors pursuant to the 2013 Equity Plan (—see Equity Compensation Plans below). These units included both time-vesting restricted stock units as well as performance-based restricted stock units which vest on the basis of achievement of certain financial metrics.

Equity Compensation Plans

2008 Share Incentive Plan

On May 6, 2009, the board of directors of Intelsat Global S.A. adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Equity Plan”). Intelsat S.A. adopted the 2008 Equity Plan by an amendment effective as of March 30, 2012. The 2008 Equity Plan provides for a variety of equity-based awards with respect to our common shares, including non-qualified share options, incentive share options (within the meaning of Section 422 of the Code), restricted share awards, restricted share unit awards, share appreciation rights, phantom share awards and performance-based awards. While certain awards remain outstanding under the 2008 Equity Plan, no new awards may be granted under the 2008 Equity Plan.

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

Board Leadership Structure

Our board of directors consists of seven directors. Our articles of incorporation provide that our board of directors shall consist of not less than three directors and not more than twenty directors. Under Luxembourg law, directors are appointed by the general meeting of shareholders for a period not exceeding six years or until a successor has been elected. Our board is divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their term expires. Messrs. Svider and Bateman are serving as Class I directors for a term expiring in 2020. Messrs. Spengler, McGlade and Callahan are serving as Class II directors for a term expiring in 2018. Messrs. Kangas and Diercksen are serving as Class III directors for a term expiring in 2019. Mr. McGlade serves as the Chairman of our board of directors.

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

D.	Employees

As of December 31, 2017, we had 1,170 full-time regular employees. These employees consisted of:

•	694 employees in engineering, operations and related information systems;

•	204 employees in finance, legal and other administrative functions;

•	179 employees in sales, marketing and strategy; and

•	93 employees in support of government sales and marketing.

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

The percentage of beneficial ownership set forth below is based on approximately 119,560,679 common shares issued and outstanding as of February 8, 2018. All common shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is c/o Intelsat S.A., 4, rue Albert Borschette, L-1246 Luxembourg.

	Common Shares Beneficially Owned(1)
Name of Beneficial Owner:	Number	Percentage
Serafina S.A.(2)(12)	62,962,644	52.7%
Silver Lake Group, L.L.C.(3)(12)	14,170,685	11.9%
SLP III Investment Holdings S.à r.l.(3)(12)	13,892,905	11.6%
Entities Associated with Discovery(4)	7,423,034	6.2%
Arbiter Partners Capital Management (5)	5,983,054	5.0%
David McGlade(6)(12)	3,928,414	3.3%
Stephen Spengler(7)	905,016	*
Michelle Bryan(8)	334,101	*
Michael DeMarco(9)	109,034	*
Samer Halawi		*
Jacques Kerrest(10)	356,645	*
Justin Bateman	—	*
Robert Callahan	54,490	*
John Diercksen	59,477	*
Edward Kangas	59,485	*
Raymond Svider	—	*
Directors and executive officers as a group(11) (11 persons)	5,806,662	4.8%

*	Represents beneficial ownership of less than one percent of shares outstanding.
(1)	The amounts and percentages of our common shares beneficially owned are reported on the basis of regulations of the U.S. Securities and Exchange Commission (the “SEC”) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	The common shares beneficially owned by Serafina S.A. are also beneficially owned by the limited partnerships comprising the fund commonly known as BC European Capital VIII, BC European Capital—Intelsat Co-Investment and BC European Capital—Intelsat Co-Investment 1. CIE Management II Limited is the general partner of, and has investment control over the shares beneficially owned by, each of the limited partnerships comprising the BC European Capital VIII fund that are domiciled in the United Kingdom, BC European Capital—Intelsat Co-Investment, and BC European Capital—Intelsat Co-Investment 1 (collectively, the “CIE Funds”). CIE Management II Limited may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the CIE Funds. LMBO Europe SAS is the Geŕant of, and has investment control over the shares beneficially owned by, each of limited partnerships comprising the BC European Capital VIII fund that are domiciled in France (collectively, the “LMBO Funds”). LMBO Europe SAS may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of the LMBO Funds. Because each of CIE Management II Limited and LMBO Europe SAS is managed by a board of directors, no individuals have ultimate voting or investment control for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), over the shares that may be deemed beneficially owned by CIE Management II Limited or LMBO Europe SAS. The address of Serafina S.A. is 29, avenue de la Porte Neuve, L-2227 Luxembourg. The address of CIE Management II Limited and the CIE Funds is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands and the address of LMBO Europe SAS and the LMBO Funds is 58-60 Avenue Kleber, Paris, France 75116.

(3)	The common shares held of record by SLP III Investment Holding S.à r.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of each of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)	Based on the most recently available Schedule 13G filed with the SEC on February 14, 2018 by Discovery Capital Management, LLC (“Discovery”), Discovery reports that it is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), and a parent holding company pursuant to Rule 13d-1(b)(1)(ii)(G) of the Exchange Act. Discovery reports that all securities reported in the Schedule 13G referenced herein are owned by advisory clients of Discovery, and none of the advisory clients individually own more than 5% of the outstanding shares of Intelsat S.A. Discovery further reports that it is the relevant entity for which Robert K. Citrone may be considered a control person. The address of Discovery is 20 Marshall Street, Suite 310, South Norwalk, Connecticut 06854.
(5)	Based on the most recently available Schedule 13G filed with the SEC on January 23, 2018 by Arbiter Partners Capital Management LLC, Arbiter Partners Capital Management LLC reports that it is a registered investment adviser (an “Adviser”) in accordance with Rule 13d-1(b)(1)(ii)(E) under the U.S. Securities Exchange Act of 1934, and acts as an investment adviser for Arbiter Partners QP, LP, as well as certain managed accounts (the “Managed Accounts”) that collectively hold less than 1% of the outstanding shares of Intelsat S.A. Mr. Paul J. Issac controls the Adviser, as well as the Managed Accounts advised by the Adviser. The address of Arbiter Partners Capital Management LLC is 530 Fifth Avenue, 20th Floor, New York, New York 10036.
(6)	Includes common shares held by McGlade Investments II, LLC, the Article 4 Family Trust U/T David McGlade 2009 GRAT and the David P. McGlade Declaration of Trust. Mr. McGlade exercises voting power over a total of 1,887,802 common shares. Mr. McGlade also holds restricted share units and options entitling him to receive or purchase 2,040,612 common shares within sixty days of February 8, 2018. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(7)	Mr. Spengler exercises voting power over 470,231 common shares and holds restricted share units and options entitling him to receive or purchase 434,785 common shares within sixty days of February 8, 2018. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(8)	Ms. Bryan exercises voting power over 173,523 common shares and holds restricted share units and options entitling her to receive or purchase 160,578 common shares within sixty days of February 8, 2018. A portion of these restricted share units and options is subject to vesting and other restrictions.
(9)	Mr. DeMarco exercises voting power over 51,125 shares and holds restricted share units and options entitles him to purchase 57,909 common shares within sixty days of February 8, 2018. A portion of these shares, restricted share units and options is subject to vesting and other restrictions.
(10)	Mr. Kerrest exercises voting power over 127,145 shares and holds restricted share units and options entitling him to receive or purchase 229,500 common shares within sixty days of February 8, 2018. A portion of these restricted share units and options is subject to vesting and other restrictions.
(11)	Directors and executive officers as a group exercise voting power over 2,883,278 common shares and hold restricted share units and options entitling them to receive or purchase 2,923,384 common shares within sixty days of February 8, 2018 under applicable vesting schedules.
(12)	Under the Governance Agreement, Serafina S.A. currently has the right to nominate four directors for election to our board of directors and SLP III Investment Holdings S.à r.l. currently has the right to nominate one director for election to our board of directors. The Governance Agreement also provides that a majority of the directors then in office (or, if the board has delegated such authority, the nomination or similar committee of the board) shall nominate the remaining directors for election to the board, one of whom shall be our executive chairman, who is currently Mr. McGlade. Under the terms of the Governance Agreement, each of Serafina S.A., SLP III Investment Holdings S.à r.l. and David McGlade has agreed to vote all common shares held by such person or entity in favor of the directors nominated under the terms of the Governance Agreement and in furtherance of the removal of any directors by Serafina S.A. or SLP III Investment Holdings S.à r.l. under the terms of the Governance Agreement. As a result, Serafina S.A. and certain related parties named in footnote (2) above, SLP III Investment Holdings S.à r.l. and certain related parties named in footnote (3) above and David McGlade may be deemed to constitute a “group” that beneficially owns approximately 67.6% of our common shares for purposes of Section 13(d)(3) of the Act. Each of Serafina S.A., SLP III Investment Holdings S.à r.l., their respective related parties and David McGlade disclaim beneficial ownership of any common shares held by the other parties to the Governance Agreement.

Item 7.	Major Shareholders and Related Party Transactions

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

A. Offering and Listing Details

Since our IPO on April 23, 2013, our common shares have traded on the NYSE under the symbol “I”.

The following table sets forth the high and low trading prices on the NYSE for our common shares for the periods indicated.

	Trading Price (US$)
	Price per Common Share
	High	Low
Full Financial Year since listing
Year ended December 31, 2014	22.77	15.31
Year ended December 31, 2015	18.00	3.66
Year ended December 31, 2016	4.50	1.44
Year ended December 31, 2017	7.47	2.63
Full Financial Quarters for 2016 and 2017
First Quarter Ended March 31, 2016	4.27	1.44
Second Quarter Ended June 30, 2016	4.14	2.12
Third Quarter Ended September 30, 2016	3.23	2.12
Fourth Quarter Ended December 31, 2016	4.50	2.38
First Quarter Ended March 31, 2017	5.87	2.71
Second Quarter Ended June 30, 2017	4.52	2.63
Third Quarter Ended September 30, 2017	5.05	2.97
Fourth Quarter Ended December 31, 2017	7.47	3.01
Last six months
August 2017	4.13	3.20
September 2017	5.05	3.69
October 2017	7.47	4.22
November 2017	4.45	3.50
December 2017	3.85	3.01
January 2018	3.73	2.73

B. Plan of Distribution

Not applicable.

C. Markets

See item 9A—Offering and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated consolidated articles of incorporation is being filed as an exhibit to this Annual Report, and is incorporated herein by reference. The information called for by this Item 10B—“Additional Information—Memorandum and Articles of Association” has been reported previously in our Registration Statement on Form F-1, as amended (File No. 333- 181527), initially filed with the SEC on May 18, 2012, under the heading “Description of Share Capital,” and in our Annual Report on Form 20-F as amended (File No. 001-35878), initially filed with the SEC on February 28, 2017, under the heading “Additional Information – memorandum and Articles of Association,” and is incorporated by reference into this Annual Report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our articles of incorporation.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

Employment Agreements and Other Arrangements

See summary of Employment Agreements provided under Item 6B above. From time to time, we also enter into other compensation agreements and retention mechanisms with our executive officers.

Equity Compensation Agreements

Equity Grant Agreements under 2008 Equity Plan

Certain of our executive officers hold options granted under the 2008 Equity Plan that are subject to forfeiture and other restrictions as set forth in the executive officers’ respective award agreements.

Option and Restricted Share Unit Agreements under 2013 Equity Plan

Certain of our executive officers hold restricted share units (“RSUs”) and option agreements under our 2013 Equity Plan that vest as follows:

•	RSUs which vest based on continued service or achievement of one or more long-term performance and financial metrics over two to three years; and

•	options to purchase common shares at exercise prices of $3.29 per share, $3.77 per share and $27.00 per share, which are fully vested or vest based on continued service over 2 to 3 years and expire on the 10th anniversary of the date of grant.

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

Terminated Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank

In February 2017, Intelsat entered into a combination agreement (as amended, the “Combination Agreement”) with WorldVu Satellites Limited (“OneWeb”), which provided for a combination of the businesses of Intelsat and OneWeb pursuant to a merger (the “OneWeb Combination”), and Intelsat entered into a share purchase agreement (as amended, the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), which provided for a cash investment by SoftBank in exchange for shares of Intelsat (the “SoftBank Investment” and, together with the OneWeb Combination, the “OneWeb/SoftBank Transactions”). The consummation of the OneWeb/SoftBank Transactions was conditioned on the successful completion of debt exchange offers for certain outstanding notes of Intelsat Jackson, Intelsat Luxembourg and ICF. In June 2017, Intelsat announced that the debt exchange offers had expired without sufficient tenders having been received, and Intelsat subsequently received termination notices from OneWeb and SoftBank terminating the Combination Agreement and Share Purchase Agreement, respectively.

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

For Luxembourg resident individuals holding (alone or together with his/her spouse or civil partner and underage children), directly or indirectly, more than 10% of the capital of the Company at any time during the five years prior to the sale (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and that the former holder held at least 10% in the capital of the Company at any moment during said five years), capital gains will be taxable, regardless of the holding period. In case of a sale after six months from acquisition, the capital gain is subject to tax as extraordinary income subject to the half-global rate method. Within the six month period, capital gains will be taxed at ordinary rates according to the progressive income tax schedule plus surcharges.

If such shares are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Luxembourg resident corporate Holders

Capital gains realized upon the disposal of common shares by a fully taxable Luxembourg resident corporate Holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 27.08% for the fiscal year ending 2017 for a Luxembourg resident corporate Holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg resident corporate Holder pursuant to Article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001, as amended.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 4, rue Albert Borschette, L-1246 Luxembourg. Those documents, which include our registration statements, periodic reports and other documents which were filed with or furnished to the SEC, may be obtained electronically from the Investors section of our website at www.intelsat.com, from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-202-551-8909. Copies of documents can also be requested from the SEC public reference rooms for a copying fee at prescribed rates.

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

Excluding the impact of our outstanding interest rate swaps, approximately, 79% of our debt, or $11.4 billion principal amount of our debt as at December 31, 2016 and December 31, 2017 was fixed-rate debt. We perform interest rate sensitivity analyses on our variable-rate debt. Based on the level of fixed-rate debt outstanding at December 31, 2017, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $381.0 million. These analyses indicate that a 100 basis point increase in interest rates would have an annual impact of approximately $31.0 million on our consolidated statements of operations and cash flows as of December 31, 2017. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

As of December 31, 2017, we held interest rate caps with an aggregate notional amount of $2.4 billion, which mature in February 2021. These caps were entered into to mitigate the risk of interest rate increase on the floating rate term loans under our senior secured credit facilities. Under the terms of the interest rate caps, if LIBOR exceeds 2% prior to the 3 year expiration date, the Company will receive the resulting increase in interest payment required to the term loan holders from the counterparties to the arrangement.

These interest rate caps have not been designated for hedge accounting treatment in accordance with the Derivatives and Hedging topic of the Codification, as amended and interpreted, and the changes in fair value of these instruments are recognized in earnings during the period of change.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of Brazilian reais as compared to U.S. dollars in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby partially mitigating the risk. For the years ended December 31, 2015, 2016 and 2017 our Brazilian customers represented approximately 4.2%, 3.7% and 4.0% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

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

We have carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), as of the year ended December 31, 2017. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

(c) Attestation Report of the Registered Public Accounting Firm

See the report of KPMG LLP, an independent registered public accounting firm, included under “Item 18. Financial Statements” on pages F-2 and F-3 of this Annual Report.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Our audit fees were $2.4 million and $2.9 million for the years ended 2016 and 2017, respectively.

Audit-Related Fees

Our audit-related fees were $0.2 million and $0.6 million for the years ended 2016 and 2017, respectively.

Tax Fees

Our tax fees paid to our principal accountants were $20,000 and none for the years ended 2016 and 2017, respectively. The 2016 fees were primarily associated with U.S. state taxation.

All Other Fees

All other fees paid to our principal accountants were $150,000 for each of the two years 2016 and 2017. Our other fees for 2016 and 2017 included fees associated with attestation of IT security controls.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the audit committee has adopted a policy to pre-approve services to be provided by our independent registered public accounting firm prior to commencement of the specified service. The requests for pre-approval are submitted to the audit committee, or a designated member of the audit committee, by our Chief Financial Officer or Controller, and the audit committee chairman executes engagement letters with our independent registered public accounting firm following approval by audit committee members, or the designated member of the audit committee. All services performed by KPMG LLP during 2017 were pre-approved by the audit committee.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

(a)(1) The following financial statements are included in this Annual Report on Form 20-F:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

Exhibit No.	Document Description

1.1	Consolidated Articles of Incorporation of Intelsat S.A., as amended on June 15, 2017.*

2.1	Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of September 30, 2010, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the 2020 Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 4, 2010).

2.2	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of January 12, 2011, by and among Intelsat Jackson Holdings S.A., certain subsidiaries of Intelsat Jackson Holdings S.A. named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

2.3	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z.o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.4	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of December 16, 2011, by and among Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on December 16, 2011).

2.5	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of April 25, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Subsidiary (Gibraltar) Limited, Intelsat New Dawn (Gibraltar) Limited and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

2.6	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.à r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.7	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.18 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

2.8	Seventh Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.8 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.9	Eighth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.19 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.10	Ninth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.10 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on March 8, 2016).

2.11	Tenth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/4% Senior Notes due 2020, dated as of December 22, 2016, by and among Intelsat Connect Finance S.A., as New Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 2.11 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

Exhibit No.	Document Description

2.12	Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2 % Senior Notes due 2021, dated as of April 5, 2011, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A. and Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (including the forms of the New Jackson Notes) (incorporated by reference to Exhibit 4.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2011).

2.13	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of April 12, 2011, by and among Intelsat (Poland) Sp. z.o.o., Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 000-50262, filed on November 8, 2011).

2.14	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of July 31, 2012, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Luxembourg Investment S.à r.l. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

2.15	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of January 31, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat Align S.à r.l., Intelsat Finance Nevada LLC and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.22 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

2.16	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.24 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.17	Fifth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.18	Sixth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.17 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on March 8, 2016).

2.19	Seventh Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 7 1/2% Senior Notes due 2021, dated as of December 22, 2016, by and among Intelsat Connect Finance S.A., as New Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 2.19 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

2.20	Indenture for Intelsat (Luxembourg) S.A.’s 6 3/4% Senior Notes due 2018, 7 3/4% Senior Notes due 2021 and 8 1/8% Senior Notes due 2023, dated as of April 5, 2013, by and among Intelsat (Luxembourg) S.A., as Issuer, Intelsat S.A., as Parent Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2013).

2.21	First Supplemental Indenture for Intelsat (Luxembourg) S.A.’s 6 3/4% Senior Notes due 2018, 7 3/4% Senior Notes due 2021 and 8 1/8% Senior Notes due 2023, dated as of May 20, 2013, by and among Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., each as a Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.32 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

2.22	Indenture for Intelsat Jackson Holdings S.A.’s 5 1/2% Senior Notes due 2023, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings, S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A., each as a Parent Guarantor, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on June 5, 2013).

2.23	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 5 1/2% Senior Notes due 2023, dated as of June 28, 2013, by and among Intelsat Finance Bermuda Ltd., as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.35 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

Exhibit No.	Document Description

2.24	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 5 1/2% Senior Notes due 2023, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 2.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on March 8, 2016).

2.25	Third Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 5 1/2% Senior Notes due 2023, dated as of December 22, 2016, by and among Intelsat Connect Finance S.A., as New Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 2.25 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

2.26	Indenture for Intelsat Jackson Holdings S.A.’s 8% Senior Secured Notes due 2024, dated as of March 29, 2016, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat (Luxembourg) S.A. as Parent Guarantor, the subsidiary guarantors named therein and Wilmington Trust, National Association, as Trustee (including the form of the 8% Notes) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on March 29, 2016).

2.27	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 8% Senior Secured Notes due 2024, dated as of December 22, 2016, by and among Intelsat (Luxembourg) S.A., as Released Guarantor, Intelsat Connect Finance S.A., as New Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 2.27 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

2.28	Indenture for Intelsat Jackson Holdings S.A.’s 9 1/2% Senior Secured Notes due 2022, dated as of June 30, 2016, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat (Luxembourg) S.A. as Parent Guarantor, the subsidiary guarantors named therein and Wilmington Trust, National Association, as Trustee (including the form of the 9 1/2% Notes) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on July 1, 2016).

2.29	First Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 9 1/2% Senior Secured Notes due 2022, dated as of December 22, 2016, by and among Intelsat (Luxembourg) S.A., as Released Guarantor, Intelsat Connect Finance S.A., as New Guarantor, Intelsat Jackson Holdings S.A., as Issuer, and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 2.29 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

2.30	Indenture for Intelsat Jackson Holdings S.A.’s 9 3/4% Senior Notes due 2025, dated as of July 5, 2017, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A. and Intelsat Connect Finance S.A., each as a Parent Guarantor, the subsidiary guarantors named therein and U.S. Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on July 5, 2017).

2.31	Indenture for Intelsat Connect Finance S.A.’s 12 1/2% Senior Notes due 2022, dated as of December 22, 2016, by and among Intelsat Connect Finance S.A., as Issuer, Intelsat (Luxembourg) S.A., as Parent Guarantor and U.S. Bank, National Association, as Trustee (including the form of the 12 1/2% Notes) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on December 23, 2016).

2.32	Indenture for Intelsat (Luxembourg) S.A.’s 12 1/2% Senior Notes due 2024, dated as of January 6, 2017, by and between Intelsat (Luxembourg) S.A., as Issuer and U.S. Bank, National Association, as Trustee (including the form of the 12 1/2% Notes) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on January 6, 2017).

3.1	Governance Agreement, dated as of April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (incorporated by reference to Exhibit 3.1 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

3.2	Amendment No. 1, dated as of February 20, 2015, to the Governance Agreement, dated as of April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (incorporated by reference to Exhibit 3.2 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on March 8, 2016).

4.1	Credit Agreement, dated as of January 12, 2011, by and among Intelsat Jackson, as the Borrower, Intelsat (Luxembourg) S.A., the several lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and J.P. Morgan Securities LLC (“J.P. Morgan”), as Co-Syndication Agents, Barclays Bank Plc and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Credit Suisse and J.P. Morgan, as Joint Lead Arrangers, Merrill Lynch, Credit Suisse, J.P. Morgan, Barclays Capital, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, as Joint Bookrunners, and HSBC Bank USA, N.A., Goldman Sachs Partners LLC and RBC Capital Markets, as Co-Managers (incorporated by reference to Exhibit 10.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

Exhibit No.	Document Description

4.2	Guarantee, dated as of January 12, 2011, made among each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.3	Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of January 12, 2011, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Intermediate Holding Company S.A., Intelsat Phoenix Holdings S.A., Intelsat Subsidiary Holding Company S.A., Intelsat (Gibraltar) Limited, as Pledgors, and Wilmington Trust FSB, as Pledgee (incorporated by reference to Exhibit 10.3 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.4	Security and Pledge Agreement, dated as of January 12, 2011, by and among Intelsat Jackson Holdings S.A., each of the subsidiaries of Intelsat Jackson Holdings S.A. listed on Annex A thereto, Bank of America, N.A., as Administrative Agent, and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.5	Collateral Agency and Intercreditor Agreement, dated as of January 12, 2011 by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust FSB, as Collateral Trustee (incorporated by reference to Exhibit 10.5 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on January 19, 2011).

4.6	Amendment and Joinder Agreement, dated as of October 3, 2012, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party thereto, Bank of America, N.A., as Administrative Agent for the Lenders and collateral agent for the Secured Parties, the Lenders party thereto and the Tranche B-1 Term Loan Lenders party thereto, to the Credit Agreement, dated as of January 12, 2011 (incorporated by reference to Exhibit 10.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on October 3, 2012).

4.7	Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as Administrative Agent for the lenders and collateral agent for the secured parties thereto, the lenders party thereto and the Tranche B-2 Term Loan Lenders (as defined therein) party thereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012) (incorporated by reference to Exhibit 4.7 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.8	Amendment No. 3 and Joinder Agreement, dated as of November 27, 2017, by and among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as Administrative Agent for the lenders and collateral agent for the secured parties thereto, the lenders party thereto and the Tranche B-3 Term Loan Lenders (as defined therein) party thereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012, and the Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on November 27, 2017).

4.9	Amendment No. 4 and Joinder Agreement, dated as of December 12, 2017, by and among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as Administrative Agent for the lenders and collateral agent for the secured parties thereto, the lenders party thereto and the Tranche B-3 Term Loan Lenders (as defined therein) party thereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012, the Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, and the Amendment No. 3 and Joinder Agreement, dated as of November 27, 2017) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on December 12, 2017).

4.10	Amendment No. 5 and Joinder Agreement, dated as of January 2, 2018, by and among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the Subsidiary Guarantors party hereto, Bank of America, N.A., as Administrative Agent for the lenders and collateral agent for the secured parties thereto, the lenders party thereto and the Tranche B-4 Term Loan Lenders and the Tranche B-5 Term Loan Lenders (as defined therein) party thereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012, the Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, the Amendment No. 3 and Joinder Agreement, dated as of November 27, 2017, and the Amendment No. 4 and Joinder Agreement, dated as of December 12, 2017) (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on January 2, 2018).

4.11	Employment Agreement, dated as of December 29, 2008 and effective as of February 4, 2008, by and among Intelsat Global, Ltd., Intelsat, Ltd. and David McGlade (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on January 5, 2009).

Exhibit No.	Document Description

4.12	Amendment and Acknowledgement, dated as of May 6, 2009, by and among Intelsat, Ltd., Intelsat Global, Ltd. and David McGlade (incorporated by reference to Exhibit 10.24 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.13	Assignment and Modification Agreement, effective as of December 21, 2009, to Employment Agreement dated as of December 29, 2008, by and among David McGlade, Intelsat Global, Ltd., Intelsat, Ltd. and Intelsat Management LLC (incorporated by reference to Exhibit 10.65 of Intelsat Investments S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.14	Severance Agreement, dated as of May 8, 2009, by and between Intelsat Global, Ltd. and Stephen Spengler (incorporated by reference to Exhibit 10.27 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.15	Intelsat S.A.’s Amended and Restated 2008 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.16	Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.11 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.17	Letter Agreement, dated as of May 6, 2009, by and between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.12 of Intelsat, Ltd.’s Current Report on Form 8-K, File No. 000-50262, filed on May 12, 2009).

4.18	Amendment to Management Shareholders Agreement of Intelsat Global, Ltd., dated as of December 7, 2009 and effective as of December 15, 2009 (incorporated by reference to Exhibit 10.76 of Intelsat Investments S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.19	Acknowledgment Agreement, dated as of December 7, 2009, by and among certain shareholders of Intelsat Global, Ltd., regarding the Amendment to Management Shareholders Agreement of Intelsat Global, Ltd. (incorporated by reference to Exhibit 10.77 of Intelsat Investments S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.20	Letter Amendment, dated as of December 7, 2009, by and between Intelsat Global, Ltd. and David McGlade regarding the Management Shareholder’s Agreement (incorporated by reference to Exhibit 10.73 of Intelsat Investments S.A.’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 000-50262, filed on March 10, 2010).

4.21	Second Amendment to Employment Agreement, dated as of February 28, 2012, by and among David McGlade, Intelsat Global S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 10.1 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 000-50262, filed on May 8, 2012).

4.22	Amendment No. 2 to the Management Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the other parties thereto (incorporated by reference to Exhibit 10.1 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.23	Letter Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A., David McGlade and the other parties thereto regarding the Management Shareholders Agreement (incorporated by reference to Exhibit 10.2 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.24	Modification Agreement, dated as of March 30, 2012, to the Employment Agreement, dated as of December 29, 2008, by and among David McGlade, Intelsat Global S.A. and Intelsat S.A. (together with the Assignment and Modification Agreement, dated as of December 21, 2009, by and among Intelsat Management LLC, Intelsat Global S.A. and Intelsat S.A.) (incorporated by reference to Exhibit 10.7 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.25	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global and Stephen Spengler (incorporated by reference to Exhibit 10.10 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.26	Amendment, dated as of March 30, 2012, to the employment letter agreement, dated as of May 8, 2009, by and between Intelsat Global S.A. and Thierry Guillemin (incorporated by reference to Exhibit 10.11 of Intelsat Investments S.A.’s Current Report on Form 8-K, File No. 000-50262, filed on April 5, 2012).

4.27	Shareholders Agreement, dated as of February 4, 2008, by and among Serafina Holdings Limited and the shareholders party thereto (incorporated by reference as Exhibit 10.78 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.28	Amendment No. 1 to Shareholders Agreement, dated as of December 7, 2009, by and among Intelsat Global, Ltd. and the shareholders party thereto (incorporated by reference as Exhibit 10.79 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

Exhibit No.	Document Description

4.29	Amendment No. 2 to Shareholders Agreement, dated as of March 30, 2012, by and among Intelsat Global S.A., Intelsat Global Holdings S.A. and the shareholders party thereto (incorporated by reference as Exhibit 10.80 to Amendment No. 1 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on June 26, 2012).

4.30	Intelsat S.A.’s 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.39 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.31	Intelsat S.A.’s Bonus Plan (incorporated by reference to Exhibit 4.40 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.32	Supplement No. 2 to Guarantee, dated as of July 31, 2012, by and between Intelsat Luxembourg Investment S.à r.l. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.33	Agreement for the Adherence by Intelsat Luxembourg Investment S.à r.l. and Intelsat Corporation to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of January 12, 2011, and for the Amendment of the Pledge Agreement, dated as of July 31, 2012, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.3 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.34	Supplement No. 2 to Security and Pledge Agreement, dated as of July 31, 2012, by and among Intelsat Luxembourg Investment S.à r.l., as New Guarantor, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.4 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.35	Collateral Agency and Intercreditor Joinder, dated as of July 31, 2012, by and between Intelsat Luxembourg Investment S.à r.l. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.5 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.36	Form of Indemnification Agreement between Intelsat S.A. and its directors and officers (previously filed as Exhibit 10.64 to Amendment No. 2 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on August 8, 2012).

4.37	Amendment No. 3 to the Management Shareholders Agreement, dated as of April 23, 2013, by and among Intelsat S.A., Serafina S.A., SLP III Investment Holding S.à r.l. and the Management Shareholders party thereto (incorporated by reference to Exhibit 4.49 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 20, 2014).

4.38	Supplement No. 3 to Guarantee, dated as of January 31, 2013, to the Guarantee dated as of January 12, 2011, by and among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.84 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.39	Agreement for the Adherence by Intelsat Align S.à r.l. to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of January 12, 2011, and for the Amendment of the Pledge Agreement, dated as of January 31, 2013, by and among the Pledgors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.85 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.40	Supplement No. 3 to Security and Pledge Agreement, dated as of January 31, 2013, to the Security and Pledge Agreement dated as of January 12, 2011, by and among Intelsat Align S.àr.l. and Intelsat Nevada LLC, as New Guarantors, Bank of America, N.A., as Administrative Agent and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.86 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.41	Collateral Agency and Intercreditor Joinder, dated as of January 31, 2013, by and among Intelsat Align S.à r.l. and Intelsat Nevada LLC, as new Grantors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 10.87 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.42	Collateral Agency and Intercreditor Joinder, dated as of November 25, 2015, by and among Intelsat Ireland Operations Limited, as new Grantor, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 4.46 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on March 8, 2016).

Exhibit No.	Document Description

4.43	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Island Branch), as Administrative Agent (incorporated by reference to Exhibit 10.88 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.44	Guarantee, dated as of January 31, 2013, made among Intelsat Align S.à r.l. and Intelsat Finance Nevada LLC, as New Guarantors, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.89 of Intelsat Investments S.A.’s Annual Report on Form 10-K, File No. 000-50262, filed on February 28, 2013).

4.45	Supplement No. 5 to Guarantee, dated as of November 25, 2015, to the Guarantee dated as of January 12, 2011, by and between Intelsat Ireland Operations Limited, as New Guarantor, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.49 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on March 8, 2016).

4.46	Third Amendment, dated as of March 18, 2013, to Employment Agreement, dated as of December 29, 2008, by and among David McGlade, Intelsat Global Holdings S.A., Intelsat S.A. and Intelsat Management LLC (incorporated by reference as Exhibit 10.73 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.47	Employment Agreement, dated as of March 18, 2013, by and between Intelsat Corporation and Stephen Spengler (incorporated by reference to Exhibit 10.77 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.48	Employment Agreement, dated as of March 18, 2013, by and among Intelsat Global Holdings S.A., Intelsat S.A. and Michelle Bryan (incorporated by reference to Exhibit 10.78 to Amendment No. 7 to Intelsat Global Holdings S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on March 20, 2013).

4.49	Governance Agreement, dated as of April 23, 2013, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (see Exhibit 3.1).

4.50	Fifth Amendment, dated as of December 11, 2014, to Employment Agreement, dated as of December 29, 2008, by and among David McGlade, Intelsat S.A., Intelsat Investments S.A. and Intelsat Management LLC (incorporated by reference to Exhibit 4.62 to Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 18, 2015).

Exhibit No.	Document Description

4.51	Second Amendment, dated as of December 11, 2014, to Employment Agreement, dated as of March 18, 2013, by and between Stephen Spengler and Intelsat Corporation (incorporated by reference to Exhibit 4.63 to Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 18, 2015).

4.52	Amendment to Intelsat S.A.’s 2013 Equity Incentive Plan, effective as of October 23, 2014 (incorporated by reference to Exhibit 4.64 to Intelsat S.A.’s Annual Report on Form 20-F, File No. 001-35878, filed on February 8, 2015).

4.53	Second Amendment to Intelsat S.A.’s 2013 Equity Incentive Plan, effective as of June 16, 2016 (incorporated by reference to Exhibit 10.3 of Intelsat S.A.’s Registration Statement on Form S-8, File No. 333-212417, filed on July 6, 2016).

4.54	Collateral Agency and Intercreditor Joinder, dated as of July 31, 2012, between Intelsat Luxembourg Investment S.a r.l. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit10.5 of Intelsat Investments S.A.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, File No. 000-50262, filed on August 1, 2012).

4.55	Collateral Agency and Intercreditor Joinder, dated as of March 29, 2016, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 4.52 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.56	Collateral Agency and Intercreditor Joinder, dated as of June 30, 2016, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 4.53 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.57	Amendment Agreement to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of March 23, 2016, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Operations S.A., and Intelsat Corporation, as Pledgors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee or Pledgee (incorporated by reference to Exhibit 4.54 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.58	Confirmation and Amendment Agreement to the Luxembourg Claims Pledge Agreement, dated as of October 24, 2016, by and among Intelsat Jackson Holdings S.A., Intelsat Operations S.A. and Intelsat Align S.à r.l., as Pledgors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee or Pledgee (incorporated by reference to Exhibit 4.55 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.59	Confirmation and Amendment Agreement to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of October 24, 2016, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Operations S.A., and Intelsat Corporation, as Pledgors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee or Pledgee (incorporated by reference to Exhibit 4.56 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.60	Collateral Agency and Intercreditor Joinder, dated as of December 22, 2016, by and among Intelsat Connect Finance S.A., Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., the other grantors from time to time party thereto, Bank of America, N.A., as Administrative Agent under the Existing Credit Agreement, each additional First Lien Representative from time to time a party thereto, each Second Lien Representative from time to time a party thereto and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee (incorporated by reference to Exhibit 4.57 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.61	Joinder No. 1 to Credit Agreement, dated as of December 22, 2016, by and between Intelsat Connect Finance S.A. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.58 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.62	Release of Intelsat (Luxembourg) S.A. from Credit Agreement, dated as of December 22, 2016, by Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.59 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

Exhibit No.	Document Description

4.63	Confirmation and Amendment Agreement to the Luxembourg Claims Pledge Agreement, dated as of December 22, 2016, by and among Intelsat Jackson Holdings S.A., Intelsat Operations S.A., Intelsat Align S.à r.l. and Intelsat Connect Finance S.A. as Pledgors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee or Pledgee (incorporated by reference to Exhibit 4.60 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.64	Amendment Agreement to the Luxembourg Shares and Beneficiary Certificates Pledge Agreement, dated as of December 22, 2016, by and among Intelsat (Luxembourg) S.A., Intelsat Jackson Holdings S.A., Intelsat Operations S.A., Intelsat Connect Finance S.A. and Intelsat Corporation, as Pledgors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Collateral Trustee or Pledgee (incorporated by reference to Exhibit 4.61 of Intelsat S.A.’s Annual Report on Form 20-F, File No. 000-35878, filed on February 28, 2017, as amended).

4.65	Combination Agreement, dated as of February 28, 2017, by and between Intelsat S.A. and WorldVu Satellites Limited (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on February 28, 2017).

4.66	First Amendment to and Waiver Relating to the Combination Agreement, dated as of May 17, 2017, by and between Intelsat S.A. and WorldVu Satellites Limited (incorporated by reference to Exhibit 99.1 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on May 17, 2017).

4.67	Share Purchase Agreement, dated as of February 28, 2017, by and between Intelsat S.A., SoftBank Group Corp. and, solely for the limited purposes set forth therein, WorldVu Satellites Limited (incorporated by reference to Exhibit 99.2 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on February 28, 2017).

4.68	First Amendment to and Waiver Relating to the Share Repurchase Agreement, dates as of May 17, 2017, by and between Intelsat S.A., Softbank Group Corp. and , solely for the limited purposes set forth therein, WorldVu Satellites Limited (incorporated by reference to Exhibit 99.2 of Intelsat S.A.’s Current Report on Form 6-K, File No. 001-35878, filed on May 17, 2017).

8.1	List of significant subsidiaries of Intelsat S.A.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.*

Exhibit No.	Document Description

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of KPMG LLP*

101.	Interactive Data Files

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*	Filed herewith.
**	Attached as Exhibit 101 to this Annual Report on Form 20-F are the following formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Changes in Shareholders’ Deficit, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTELSAT S.A.

Date: February 26, 2018	By	/s/ Stephen Spengler
Stephen Spengler
Chief Executive Officer

Date: February 26, 2018	By	/s/ Jacques Kerrest
Jacques Kerrest
Executive Vice President and Chief Financial Officer

Intelsat S.A.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

Intelsat S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Intelsat S.A. and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement Schedule II – Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Part II, Item 15b Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP

We have served as the Company’s auditor since 2002.

McLean, Virginia

February 26, 2018

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2016	As of December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$525,215
Restricted cash	—	16,176
Receivables, net of allowances of $54,744 in 2016 and $29,669 in 2017	203,036	221,223
Prepaid expenses and other current assets	55,908	56,862

Total current assets	924,968	819,476
Satellites and other property and equipment, net	6,185,842	5,923,619
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	349,584
Other assets	365,834	443,830

Total assets	$12,942,009	$12,610,036

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$116,396
Taxes payable	16,733	12,007
Employee related liabilities	50,178	29,328
Accrued interest payable	204,840	263,207
Current portion of long-term debt	—	96,572
Deferred satellite performance incentives	23,455	25,780
Deferred revenue	157,684	149,749
Other current liabilities	64,786	47,287

Total current liabilities	733,663	740,326
Long-term debt, net of current portion	14,198,084	14,112,086
Deferred satellite performance incentives, net of current portion	210,706	215,352
Deferred revenue, net of current portion	906,744	794,707
Deferred income taxes	168,445	48,434
Accrued retirement benefits	186,284	191,079
Other long-term liabilities	148,081	296,616
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,196
Paid-in capital	2,156,911	2,173,367
Accumulated deficit	(5,715,931)	(5,894,659)
Accumulated other comprehensive loss	(76,305)	(87,774)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,807,870)
Noncontrolling interest	24,147	19,306

Total liabilities and shareholders’ deficit	$12,942,009	$12,610,036

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Revenue	$2,352,521	$2,188,047	$2,148,612
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	328,501	341,147	322,216
Selling, general and administrative	199,412	231,397	204,015
Impairment of goodwill and other intangibles	4,165,400	—	—
Depreciation and amortization	687,729	694,891	707,824

Total operating expenses	5,381,042	1,267,435	1,234,055

Income (loss) from operations	(3,028,521)	920,612	914,557
Interest expense, net	890,279	938,501	1,020,770
Gain (loss) on early extinguishment of debt	7,061	1,030,092	(4,109)
Other income (expense), net	(6,201)	(2,105)	6,638

Income (loss) before income taxes	(3,917,940)	1,010,098	(103,684)
Provision for income taxes	1,513	15,986	71,130

Net income (loss)	(3,919,453)	994,112	(174,814)
Net income attributable to noncontrolling interest	(3,934)	(3,915)	(3,914)

Net income (loss) attributable to Intelsat S.A.	$(3,923,387)	$990,197	$(178,728)

Cumulative preferred dividends	(9,919)	—	—

Net income (loss) attributable to common shareholders	$(3,933,306)	$990,197	$(178,728)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(36.68)	$8.65	$(1.50)
Diluted	$(36.68)	$8.36	$(1.50)

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Net income (loss)	$(3,919,453)	$994,112	$(174,814)
Other comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs and other, net of tax	(248)	(5)	21
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	5,244	2,223	2,074
Actuarial gain (loss) arising during the year, net of tax	22,943	(177)	(13,896)
Curtailment gain, net of tax of $3.8 million	6,510	—	—
Marketable securities:
Unrealized gains (losses) on investments, net of tax	(21)	285	567
Reclassification adjustment for realized gain on investments, net of tax	(340)	(192)	(235)

Other comprehensive income (loss)	34,088	2,134	(11,469)

Comprehensive income (loss)	(3,885,365)	996,246	(186,283)
Comprehensive income attributable to noncontrolling interest	(3,934)	(3,915)	(3,914)

Comprehensive income (loss) attributable to Intelsat S.A.	$(3,889,299)	$992,331	$(190,197)

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in thousands)

							Accumulated	Total
	Preferred		Common				Other	Intelsat S.A.	Noncontrolling Interest
	Shares (in millions)	Amount	Shares (in millions)	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Shareholders’ Deficit
Balance at December 31, 2014	3.5	$35	106.7	$1,067	$2,117,898	$(2,782,741)	$(112,527)	$(776,268)	$33,701

Net income (loss)	—	—	—	—	—	(3,923,387)	—	(3,923,387)	3,934
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,423)
Share-based compensation	—	—	0.9	9	25,912	—	—	25,921	—
Declaration of preferred stock dividend	—	—	—	—	(9,919)	—	—	(9,919)	—
Postretirement/pension liability adjustment, net of tax of $16.5 million	—	—	—	—	—	—	27,939	27,939	—
Curtailment gain, net of tax of $3.8 million	—	—	—	—	—	—	6,510	6,510	—
Other comprehensive loss, net of tax of ($0.2) million	—	—	—	—	—	—	(361)	(361)	—

Balance at December 31, 2015	3.5	$35	107.6	$1,076	$2,133,891	$(6,706,128)	$(78,439)	$(4,649,565)	$29,212

Net income	—	—	—	—	—	990,197	—	990,197	3,915
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,980)
Share-based compensation	—	—	0.8	8	23,081	—	—	23,089	—
Preferred shares conversion	(3.5)	(35)	9.6	96	(61)	—	—	—	—
Postretirement/pension liability adjustment, net of tax of $1.0 million	—	—	—	—	—	—	2,041	2,041	—
Other comprehensive income, net of tax of $0.2 million	—	—	—	—	—	—	93	93	—

Balance at December 31, 2016	—	$—	118.0	$1,180	$2,156,911	$(5,715,931)	$(76,305)	$(3,634,145)	$24,147

Net income (loss)	—	—	—	—	—	(178,728)	—	(178,728)	3,914
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(8,755)
Share-based compensation	—	—	1.6	16	16,456	—	—	16,472	—
Postretirement/pension liability adjustment, net of tax of ($3.1) million	—	—	—	—	—	—	(11,801)	(11,801)	—
Other comprehensive income, net of tax of $0.2 million	—	—	—	—	—	—	332	332	—

Balance at December 31, 2017	—	$—	119.6	$1,196	$2,173,367	$(5,894,659)	$(87,774)	$(3,807,870)	$19,306

See accompanying notes to consolidated financial statements.

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Cash flows from operating activities:
Net income (loss)	$(3,919,453)	$994,112	$(174,814)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill and other intangibles	4,165,400	—	—
Depreciation and amortization	687,729	694,891	707,824
Provision for doubtful accounts	7,432	24,591	(4,094)
Foreign currency transaction (gain) loss	11,374	(3,300)	(876)
Loss on disposal of assets	16	20	45
Share-based compensation	25,768	23,222	15,995
Deferred income taxes	(9,348)	(9,737)	43,931
Amortization of discount, premium, issuance costs and related costs	20,119	24,622	48,696
(Gain) loss on early extinguishment of debt	(7,061)	(1,030,092)	4,109
Unrealized (gains) losses on derivative financial instruments	(24,024)	(764)	275
Amortization of actuarial loss and prior service credits for retirement benefits	7,899	3,361	3,287
Other non-cash items	75	1,186	(287)
Changes in operating assets and liabilities:
Receivables	(34,642)	6,478	(14,333)
Prepaid expenses and other assets	(25,780)	(51,321)	(24,776)
Accounts payable and accrued liabilities	1,542	35,850	(42,337)
Accrued interest payable	(2)	47,065	58,367
Deferred revenue	51,805	(58,796)	(134,577)
Accrued retirement benefits	(20,707)	(9,385)	(13,422)
Other long-term liabilities	(28,111)	(8,497)	(8,783)

Net cash provided by operating activities	910,031	683,506	464,230

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(724,362)	(714,570)	(461,627)
Purchase of cost method investments	(25,000)	(4,000)	(25,744)
Capital contribution to unconsolidated affiliate	—	(12,019)	(30,714)
Proceeds from insurance settlements	—	—	49,788
Other investing activities	8	—	—

Net cash used in investing activities	(749,354)	(730,589)	(468,297)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	430,000	1,250,000	1,500,000
Repayments of long-term debt	(496,829)	(328,944)	(1,500,000)
Debt issuance costs	—	(38,393)	(41,237)
Payment of premium on early extinguishment of debt	—	(32)	—
Payments on tender, debt exchange and consent	—	(293,276)	(14)
Dividends paid to preferred shareholders	(9,919)	(4,959)	—
Other payments for satellites	—	(18,333)	(35,396)
Principal payments on deferred satellite performance incentives	(19,568)	(17,429)	(37,186)
Dividends paid to noncontrolling interest	(8,423)	(8,980)	(8,755)
Restricted cash for collateral	—	—	(16,160)
Other financing activities	1,753	1,942	890

Net cash provided by (used in) financing activities	(102,986)	541,596	(137,858)

Effect of exchange rate changes on cash and cash equivalents	(9,297)	(30)	1,116

Net change in cash and cash equivalents	48,394	494,483	(140,809)
Cash and cash equivalents, beginning of period	123,147	171,541	666,024

Cash and cash equivalents, end of period	$171,541	$666,024	$525,215

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$894,465	$870,370	$915,627
Income taxes paid, net of refunds	26,324	22,687	33,731
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$82,208	$127,008	$38,450
Capitalization of deferred satellite performance incentives	16,800	69,909	44,445
Supplemental disclosure of non-cash financing activities:
Debt financing and restricted cash received	$—	$480,200	$—
Restricted cash used	—	(480,200)	—
Repayments of long-term debt	—	1,468,401	—
Issuance of long-term debt	—	(731,884)	—
Discount on long-term debt	—	212,660	—
Write-off of debt issuance costs	—	(9,253)	—
Restricted cash—letters of credit collateral	—	—	16,160

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

We depreciate satellites and other property and equipment on a straight-line basis over the following estimated useful lives:

Years
Buildings and improvements	10 - 40
Satellites and related costs	10 - 17
Ground segment equipment and software	4 - 15
Furniture and fixtures and computer hardware	4 - 12
Leasehold improvements(1)	2 - 12

(1)	Leasehold improvements are depreciated over the shorter of the useful life of the improvement or the remaining lease term.

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

(k) Income Taxes

We account for income taxes in accordance with FASB ASC Topic 740—Income Taxes. We are subject to income taxes in the United States as well as a number of other foreign jurisdictions. Significant judgment is required in the calculation of our tax provision and the resulting tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards.

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

(p) Derivative Instruments

We enter into derivative transactions primarily to manage our exposure to fluctuations in foreign exchange rates and interest rates. We employ risk management strategies, which may include the use of foreign currency swaps, interest rate swaps and interest rate caps. We measure all derivatives at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Changes in the fair value of derivative instruments not qualifying as hedges are recognized in earnings in the current period.

(q) New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. The FASB issued several amendments to the standard, including clarification of accounting for licenses of intellectual property and identifying performance obligations.

The Company formed an implementation team to evaluate and direct the implementation of the new revenue recognition standard and related amendments. This evaluation also included the impact of the new standard on relevant controls, systems and business processes. The team assessed contracts entered into with key customers and other forms of agreements with customers globally and evaluated the provisions under the five-step model specified by the new guidance. Based on our assessment, the adoption of the new standard will impact the determination of transaction price for prepayment contracts, accounting of incremental costs for obtaining a contract, allocation of the transaction price to performance obligations in multiple element arrangements and will require additional disclosures.

We have identified all contracts with prepayment provisions and determined that certain long-term contracts with prepayments contain a significant financing component primarily due to the length of time between when payment is received and when the transfer of services to the customer occurs. Further, we currently expense sales incentives under our sales incentive program as incurred. Under the new standard, we will be required to defer and amortize a portion of these incentive costs over the life of the contract.

Lastly, prior to the adoption of the new standard, equipment revenue was required to be limited to the amount that was not contingent upon the delivery of additional items meeting other specified performance conditions. Under ASC 606, we are required to allocate the total contract revenue to various performance obligations such as equipment and service. As a result, we expect to recognize more equipment revenue upon customer acceptance, and recognize less revenue over the contract term than under previous accounting rules. More importantly, total revenue over the full contract term will be unchanged and there will be no change to customer billing, the timing of cash flows, or the presentation of cash flows.

We will adopt the new revenue standard effective January 1, 2018, using the modified retrospective transition method applied to those contracts for which not substantially all revenue was recognized under legacy GAAP. Upon adoption, we will recognize the cumulative effect as an adjustment to our opening accumulated deficit, with a corresponding increase to contract liabilities for our existing contracts with prepayment provisions. On an ongoing basis, the adjustment related to contracts with a significant financing component will result in an increase in revenue as well as an increase in interest expense. Additionally, contract acquisition costs associated with our sales incentive program in future periods will be capitalized and amortized over the respective contract life and equipment revenue will be recognized at a point in time upon customer acceptance.

Based on currently available information, we estimate the following opening balance sheet impact (all amounts are approximate, and they do not include any income tax effect):

Effect on Accumulated Deficit as of January 1, 2018:

Opening Balance Sheet Impact	Dollars in millions—increase/ (decrease)
Prepayments contracts	$345 - $355
Multiple elements arrangements	($5 - $15)
Contract acquisition costs	($5 - $10)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Topic 825), to require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-10 is effective for interim and annual periods beginning after December 15, 2017. The amendments related to equity investments without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoptions. Our cost method investments recorded in other assets in our consolidated balance sheets had a total carrying value of $29.0 million and $54.7 million as of December 31, 2016 and 2017, respectively. We are in the process of evaluating the impact that ASU 2016-01 will have on our consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis. Early adoption is permitted for both standards in any interim or annual period, and for ASU 2016-15 with a condition that the entire ASU is adopted in the same period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements and associated disclosures. The amendments in ASU 2016-18 will change the presentation of cash flows from restricted cash from supplemental disclosure of non-cash financing activities to cash flows from financing activities in our consolidated statement of cash flows. During the year ended December 31, 2016, the amendments in ASU 2016-18 would have resulted in reclassification of $480.2 million, currently presented as debt financing and restricted cash received under supplemental disclosure of non-cash financing activities, to proceeds from issuance of long-term debt under cash flows from financing activities. During the year ended December 31, 2017, the amendments in ASU 2016-18 would have resulted in elimination of $16.2 million, currently presented as restricted cash – letters of credit collateral under supplemental disclosure of non-cash financing activities, and elimination of $16.2 million financing outflow from restricted cash for collateral.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We plan to adopt the amendments in the first quarter of 2018 and expect the effect of ASU 2016-16 to be a cumulative benefit to accumulated deficit on January 1, 2018. Based on our existing intercompany structure, we expect the benefit to accumulated deficit to be approximately $170 million. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011 and 2017 and related steps that reorganized the ownership of our assets among our subsidiaries.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we will measure impairment using the difference between the carrying amount and the fair value of the reporting unit, if required.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which is intended to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost in the financial statements. ASU 2017-07 requires that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017 for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We are in the process of evaluating the impact that ASU 2017-07 will have on our consolidated financial statements and associated disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which is intended to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under ASU 2017-09 modification accounting is required only if the fair value (or calculated intrinsic value, if those amounts are being used to measure the award under ASC 718), the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The amendment should be applied prospectively to an award modified on or after the adoption date. We do not anticipate this ASU will have a material impact on our consolidated financial statements and associated disclosures and will continue to evaluate the impact of ASU 2017-09 as any modifications occur.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220), which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act for those entities that elect the optional reclassification. The amendments in this update will also require certain disclosures about stranded tax effects. ASU 2018-02 is effective for all entities for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2018-02 will have on our consolidated financial statements and associated disclosures.

Note 3 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At December 31, 2017, there were 119.6 million common shares issued and outstanding.

On May 1, 2016, each of our 5.75% Series A mandatorily convertible junior non-voting preferred shares (the “Series A Preferred Shares”) automatically converted into 2.7778 common shares, based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. The automatic conversion for a total of 9.6 million new common shares was recorded on May 2, 2016.

Note 4 Net Income (Loss) per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Numerator:
Net income (loss)	$(3,919,453)	$994,112	$(174,814)
Net income attributable to noncontrolling interest	(3,934)	(3,915)	(3,914)

Net income (loss) attributable to Intelsat S.A.	(3,923,387)	990,197	(178,728)
Less: Preferred Shares dividends declared	(9,919)	—	—

Net income (loss) attributable to common shareholders	$(3,933,306)	$990,197	$(178,728)
Numerator for Basic EPS—income/ (loss) available to common shareholders	$(3,933,306)	$990,197	$(178,728)
Numerator for Diluted EPS	$(3,933,306)	$990,197	$(178,728)
Denominator:
Basic weighted average shares outstanding (in millions)	107.2	114.5	118.9
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	—	3.2	—
Employee compensation related shares including options and restricted stock units (in millions)	—	0.8	—

Diluted weighted average shares outstanding (in millions)	107.2	118.5	118.9
Basic net income (loss) per common share attributable to Intelsat S.A.	$(36.68)	$8.65	$(1.50)

Diluted net income (loss) per common share attributable to Intelsat S.A.	$(36.68)	$8.36	$(1.50)

Due to a net loss in the year ended December 31, 2015 and 2017, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 5.1 million, 6.2 million and 3.5 million (consisting of restricted share units and options to purchase common shares) for the years ended December 31, 2015, 2016 and 2017, respectively. Further, there were 9.6 million weighted average common shares resulting from the potential conversion of Series A Preferred Shares for the year ended December 31, 2015, that could have diluted basic EPS in future periods.

Note 5 Share-Based and Other Compensation Plans

In April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, we increased the aggregate number of common shares authorized for issuance under the 2013 Equity Plan to 20.0 million common shares. The total aggregate number of shares available for future issuance under the 2013 Equity Plan was 9.1 million as of December 31, 2017.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve accounting for share-based payment transactions as part of the FASB’s simplification initiative. We adopted this ASU in the first quarter of 2017 and are recognizing forfeitures as they occur. The adoption did not have a material impact on our consolidated financial statements and associated disclosures.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the years ended December 31, 2015, 2016 and 2017, we recorded compensation expense of $25.8 million, $23.2 million, and $16.0 million, respectively.

Stock Options

Stock options generally expire 10 years from the date of grant. In some cases, options have been granted which expire 15 years from the date of grant. The options vest monthly over service periods ranging from two to five years.

Stock Option activity during 2017 was as follows:

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2017	2,291	$3.82
Exercised	(126)	3.77
Forfeited	(35)	3.77
Expired	(46)	3.80

Outstanding at December 31, 2017	2,084	$3.84	6.7	$—

Exercisable at December 31, 2017	1,944	$3.88	6.6	$—

The total intrinsic value of stock options exercised during the years ended December 31, 2015 and 2017 was $0.3 million and $0.2 million, respectively. No stock options were exercised during the year ended December 31, 2016. As of December 31, 2017, there was $0.1 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of 1.1 years.

During the years ended December 31, 2015, 2016 and 2017, we recorded compensation expense of $0.8 million, $2.6 million and $1.4 million, respectively, including compensation expense from option modifications in 2014 and 2016, further described below. During years ended December 31, 2015 and 2017, we received cash of $0.2 million and $0.5 million, respectively, from the exercise of stock options. No stock options were exercised during the year ended December 31, 2016.

Anti-Dilution Options

In connection with our initial public offering of common shares in April 2013 (the “IPO”) and upon consummation of the IPO, options were granted to certain individuals in accordance with the existing terms of their side letters to a management shareholders agreement to which we are a party, which, when taken together with the common shares received in connection with the reclassification of our outstanding former Class B Shares at the time of our IPO, preserved their ownership interests represented by their outstanding former Class B Shares immediately prior to the reclassification.

These options generally expire 10 years from the date of the grant.

	Number of Stock Options (in thousands)	Weighted Average Exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2017	1,610	$11.98

Outstanding at December 31, 2017	1,610	$11.98	5.1	$—

Exercisable at December 31, 2017	1,610	$11.98	5.1	$—

We measure the fair value of anti-dilution option grants at the date of grant using a Black-Scholes option pricing model. There were no anti-dilution options granted during the years ended December 31, 2015, 2016 and 2017.

During the year ended December 31, 2016, we recorded compensation expense associated with anti-dilution option awards of $1.0 million related to 2016 option modifications further described below. No compensation expense was recorded for these awards during the years ended December 31, 2015 and 2017.

There were no anti-dilution options exercised during the years ended 2015, 2016 or 2017.

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

Time-based RSUs

Time-based RSUs vest over periods ranging from one to three years from the date of grant.

Time-based RSUs activity during 2017 was as follows:

	Number of RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2017	3,594	$9.52
Granted	1,412	4.36
Vested(1)	(1,400)	9.76
Forfeited	(189)	4.62

Outstanding at December 31, 2017	3,417	$7.56	1.4	$11.6

(1)	The total vested RSUs does not include 1,025 RSUs that have vested but for which shares have not been issued.

The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the years ended December 31, 2015, 2016, and 2017 was $11.64, $1.67, and $4.36, respectively. The total intrinsic value of time-based RSUs vested during the years ended December 31, 2015, 2016 and 2017 was $8.0 million, $1.7 million, and $6.0 million, respectively. As of December 31, 2017, there was $5.6 million of total unrecognized compensation cost related to unvested time-based RSUs, which is expected to be recognized over a weighted average period of 1.4 years.

During the years ended December 31, 2015, 2016, and 2017, we recorded compensation expense associated with these time-based RSUs of $22.8 million, $17.9 million, and $13.7 million, respectively.

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

Performance-based RSUs activity during 2017 was as follows:

	Number of RSUs (in thousands)	Weighted Average grant date fair value	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2017	1,829	$6.22
Granted	790	2.79
Cancelled	(324)	21.48
Forfeited	(139)	3.01

Outstanding at December 31, 2017	2,156	$2.89	1.4	$7.3

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the award based on an adjusted EBITDA target) and a Monte Carlo simulation model (to measure the award based on an RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the years ended December 31, 2015, 2016, and 2017 was $8.97, $0.94, and $2.79, respectively. As of December 31, 2017, there was $1.2 million of total unrecognized compensation cost related to unvested performance-based RSUs, which is expected to be recognized over a weighted average period of 1.4 years.

Achievement of the adjusted EBITDA target for awards granted in 2015, 2016, and 2017 is not currently considered probable. No compensation cost associated with these awards (based on the adjusted EBITDA condition) was recognized during the years ended December 31, 2015, and 2017.We recorded compensation expense associated with the awards granted in 2016 (based on the adjusted EBITDA condition) of $0.1 million during the year ended December 31, 2016, which was reversed during the year ended December 31, 2017. We recorded compensation expense associated with the RSR portion of performance-based RSUs of $2.2 million, $1.6 million, and $1.0 million during the years ended December 31, 2015, 2016 and 2017, respectively.

Note 6 Fair Value Measurements

We have identified investments in marketable securities, interest rate financial derivative instruments, warrant and put option embedded derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their corresponding level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 12—Long-Term Debt) and pension plan assets (see Note 7—Retirement Plans and Other Retiree Benefits). No transfers between Level 1 and Level 2 fair value measurements occurred during the year ended December 31, 2017.

		Fair Value Measurements at December 31, 2016
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets		(Level 1)	(Level 2)	(Level 3)
Marketable securities(1)	$5,381	$5,381	$—	$—

Total assets	$5,381	$5,381	$—	$—

Liabilities
Put option embedded derivative(4)	$1,496	$—	$—	$1,496

Total liabilities	$1,496	$—	$—	$1,496

		Fair Value Measurements at December 31, 2017
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets		(Level 1)	(Level 2)	(Level 3)
Marketable securities(1)	$5,776	$5,776	$—	$—
Undesignated interest rate cap (2)	22,336	—	22,336	—
Warrant(3)	4,100	—	—	4,100

Total assets	$32,212	$5,776	$22,336	$4,100

Liabilities
Put option embedded derivative(4)	$658	$—	$—	$658

Total liabilities	$658	$—	$—	$658

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.0 million at December 31, 2016 and $4.7 million at December 31, 2017. We sold marketable securities with a cost basis of $0.7 million during the year ended December 31, 2017 and recorded a nominal gain on the sale within other income (expense), net in our consolidated statement of operations.
(2)	The valuation of our interest rate derivative instruments reflects the fair value of premiums paid, taking into account observable inputs including current interest rates, the market expectation for future interest rates volatility and current creditworthiness of the counterparties. As a result, we have determined that our derivative valuations in their entirety are classified within Level 2 of the fair value hierarchy.
(3)	We valued the warrant using a valuation technique which reflects the risk free rate, time to maturity and volatility of comparable companies. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.
(4)	We valued the contingent put option embedded within the 2022 ICF Notes (as defined in Note 12—Long-Term Debt), using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

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

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. We anticipate that our contributions to the defined benefit retirement plan in 2018 will be approximately $5.1 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2018 will be approximately $4.1 million.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our consolidated statements of operations for the year ended December 31, 2017. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(141)	$(3)	$12
Selling, general and administrative	(107)	(2)	9

Total	$(248)	$(5)	$21

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$3,196	$1,372	$1,269
Selling, general and administrative	2,048	851	805

Total	$5,244	$2,223	$2,074

Realized gain on investments included in:
Other expense, net	$(340)	$(192)	$(235)

Total	$(340)	$(192)	$(235)

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

	Year Ended December 31, 2016		Year Ended December 31, 2017
	Pension Benefits	Other Post- retirement Benefits	Pension Benefits	Other Post- retirement Benefits
Change in benefit obligation
Benefit obligation at beginning of period	$435,462	$90,583	$424,929	$82,897
Service cost	—	—	—	—
Interest cost	16,183	3,363	14,778	2,869
Employee contributions	—	422	—	416
Plan amendments	—	—	—	—
Plan curtailments	—	—	—	—
Benefits paid	(30,454)	(3,310)	(24,380)	(4,125)
Actuarial (gain) loss	3,738	(8,161)	31,895	530

Benefit obligation at end of period	$424,929	$82,897	$447,222	$82,587

Change in plan assets
Plan assets at beginning of period	$326,458	$—	$317,510	$—
Employer contributions	606	2,888	2,888	3,709
Employee contributions	—	422	—	416
Actual return on plan assets	20,900	—	38,564	—
Benefits paid	(30,454)	(3,310)	(24,380)	(4,125)

Plan assets at fair value at end of period	$317,510	$—	$334,582	$—

Accrued benefit costs and funded status of the plans	$(107,419)	$(82,897)	$(112,640)	$(82,587)

Accumulated benefit obligation	$424,929		$447,222

Weighted average assumptions used to determine accumulated benefit obligation and accrued benefit costs
Discount rate	3.82%	4.19%	3.67%	3.64%
Weighted average assumptions used to determine net periodic benefit costs
Discount rate	4.53%	4.50%	4.23%	4.19%
Expected rate of return on plan assets	7.80%	—	7.60%	—
Rate of compensation increase	—	—	—	—
Amounts in accumulated other comprehensive loss recognized in net periodic benefit cost
Actuarial (gain) loss, net of tax	$2,228	$(5)	$2,363	$(289)
Prior service credits, net of tax	(8)	3	(8)	29

Total	$2,220	$(2)	$2,355	$(260)

Amounts in accumulated other comprehensive loss not yet recognized in net periodic benefit cost
Actuarial (gain) loss, net of tax	$87,981	$(9,468)	$99,152	$(8,815)
Prior service credits, net of tax	(343)	—	(366)	—

Total	$87,638	$(9,468)	$98,786	$(8,815)

Amounts in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in the subsequent year
Actuarial (gain) loss	$(3,751)	$—	$(5,307)	$403
Prior service credits	—	8	—	8

Total	$(3,751)	$8	$(5,307)	$411

Our benefit obligations are discounted along a yield curve that is derived from the monthly bid-price data of bonds that are rated high grade by either Moody’s Investor Service or Standard and Poor’s Rating Services. The bond types included are noncallable bonds, private placement bonds that are traded among qualified institutional buyers and are at least two years from date of issuance, bonds with a make-whole provision, and bonds issued by foreign corporations that are denominated in U.S. dollars. Excluded are bonds that are callable, sinkable and puttable as well as those for which the quoted yield-to-maturity is zero. Using the bonds from this universe that have a yield higher than the regression mean yield curve, regression analysis is used to determine the best-fitting curve, which gives a good fit to the data at both long and short maturities. The resulting regressed coupon yield curve is smoothed continuously along its entire length and represents an unbiased average of the observed market data.

In the first quarter of 2016, we changed the method we use to estimate the interest cost component of net periodic benefit cost for our defined benefit pension and other postretirement benefit plans. Historically, we estimated the interest cost component using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to use a full yield curve approach in the estimation of this component of benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates, and to provide a more precise measurement of interest costs. This change does not affect the measurement of our total benefit obligations, as the change in the interest cost is completely offset in the actuarial (gain) loss reported. We have accounted for this change as a change in estimate and, accordingly, have accounted for it prospectively starting in the first quarter of 2016. The discount rate that we used to measure interest cost as of December 31, 2016 was approximately 3.8%. The discount rate that we measured at December 31, 2016 and would have used for interest cost under our prior estimation technique was approximately 4.5%. The reduction in interest cost as of December 31, 2016, associated with this change in estimate was approximately $3.6 million. The discount rate that we used to measure interest cost as of December 31, 2017 was approximately 3.6%.

Interest rates used in these valuations are key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, which are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. The Society of Actuaries (“SOA”) issued new mortality and mortality improvement tables in 2014, and modified those tables in 2015, 2016 and 2017. Our December 31, 2017 valuation used mortality and improvement tables based on the SOA tables, adjusted to reflect (1) an ultimate rate of mortality improvement consistent with both historical experience and U.S. Social Security long-term projections, and (2) a shorter transition period to reach the ultimate rate, which is consistent with historical patterns. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan. Our pension plan assets are managed in accordance with an investment policy adopted by the pension committee, as discussed below.

Plan Assets. The investment policy of the Plan includes target allocation percentages of approximately 49% for investments in equity securities (29% U.S. equities and 20% non-U.S. equities), 36% for investments in fixed income securities and 15% for investments in other securities, which is broken down further into 5% for investments in hedge fund of funds and 10% for investments in real estate fund of funds. Plan assets include investments in both U.S. and non-U.S. equity funds. Fixed income investments include a U.S. government securities fund, two short duration bond funds, a high yield bond fund and an emerging markets debt fund. The funds in which the plan’s assets are invested are institutionally managed and have diversified exposures into multiple asset classes implemented with over 63 investment managers. The guidelines and objectives of the funds are congruent with the Intelsat investment policy statement.

The target and actual asset allocation of our pension plan assets were as follows:

	As of December 31, 2016		As of December 31, 2017
	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Asset Category
Equity securities	49%	47%	49%	50%
Debt securities	36%	34%	36%	35%
Other securities	15%	19%	15%	15%

Total	100%	100%	100%	100%

The fair values of our pension plan assets by asset category are as follows (in thousands):

	Fair Value Measurements at December 31, 2017	Level 1	Level 2	Level 3
Asset Category
Equity Securities
U.S. Large-Cap (1)	$78,076	$78,076	$—	$—
U.S. Small/Mid-Cap (2)	19,952	19,952	—	—
World Equity Ex-US (3)	67,835	67,835	—	—
Fixed Income Securities
Short Duration Bonds (4)	98,421	98,421	—	—
High Yield Bonds (5)	9,419	9,419	—	—
Emerging Market Fixed income (Non-US) (6)	9,127	9,127	—	—

Other Securities		$282,830	$—	$—

Hedge Funds (7)	17,121
Core Property Fund (8)	34,486
Income earned but not yet received	145

Total	$334,582

	Fair Value Measurements at December 31, 2016	Level 1	Level 2	Level 3
Asset Category
Equity Securities
U.S. Large-Cap (1)	$80,698	$80,698	$—	$—
U.S. Small/Mid-Cap (2)	22,184	22,184	—	—
World Equity Ex-US (3)	46,999	46,999	—	—
Fixed Income Securities
Short Duration Bonds (4)	90,099	90,099	—	—
High Yield Bonds (5)	14,125	14,125	—	—
Emerging Market Fixed income (Non-US) (6)	4,100	4,100	—	—

Other Securities		$258,205	$—	$—

Hedge Funds (7)	15,880
Core Property Fund (8)	43,266
Income earned but not yet received	159

Total	$317,510

(1)	US large cap equity fund invests primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.
(2)	US small/mid cap equity fund invests primarily in a portfolio of common stocks included in the Russell 2500 Index.
(3)	World equity ex-US fund invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.
(4)	Short duration bond fund includes the Opportunistic Income fund and the Limited Duration Bond Fund. The Opportunistic Income fund invests primarily in a diversified portfolio of investment grade and non-investment grade fixed-income securities. There are no restrictions on the maturity of any individual securities or on the fund’s average portfolio maturity, although the average portfolio duration will typically vary between zero and two years. Under normal circumstances, the Limited Duration Bond Fund will invest at least 80% of its net assets in investment-grade, U.S. dollar-denominated debt instruments. The Fund is expected to maintain a portfolio duration of three years or less.

(5)	High yield bond fund seeks to maximize return by investing primarily in a diversified portfolio of higher yielding, lower rated fixed income securities. The fund will invest primarily in securities rated below investment grade, including corporate bonds, convertible and preferred securities and zero coupon obligations.
(6)	Emerging markets debt fund seeks to maximize return investing in fixed income securities of emerging markets issuers. The fund will invest primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging market countries, as well as entities organized to restructure the outstanding debt of such issuers.
(7)	Hedge fund seeks to provide returns that are different from (less correlated with) investments in more traditional asset classes. The fund will pursue its investment objective by investing substantially all of its assets in various hedge funds. The fund has semi-annual redemptions in June and December with a 95 day pre-notification period, and a two year lock-up on all purchases which have expired.
(8)	Core property fund is a fund of funds that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets. The fund has quarterly redemptions with a 95 day pre-notification period, and no lock-up period.

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

Net periodic pension benefit costs included the following components (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Service cost	$780	$—	$—
Interest cost	18,734	16,183	14,778
Expected return on plan assets	(25,926)	(25,535)	(24,410)
Amortization of unrecognized prior service credits	(43)	—	—
Amortization of unrecognized net loss	7,911	3,370	3,751
Curtailment gain	(564)	—	—
Special termination benefit recognized	—	—	—

Total benefit	$892	$(5,982)	$(5,881)

We had accrued benefit costs at December 31, 2016 and 2017 of $107.5 million and $112.6 million, respectively, related to the pension benefits, of which $0.6 million for each year were recorded within other current liabilities, and $106.9 million and $112.0 million were recorded in other long-term liabilities, respectively.

Net periodic other postretirement benefit costs included the following components (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Service cost	$70	$—	$—
Interest cost	4,592	3,363	2,869
Amortization of prior service cost	—	—	(8)
Amortization of unrecognized net (gain) loss	596	(8)	(455)

Total costs	$5,258	$3,355	$2,406

We had accrued benefit costs at December 31, 2016 and 2017 related to the other postretirement benefits of $82.9 million and $82.6 million, respectively, of which $4.1 million for each year were recorded in other current liabilities, and $78.8 million and $78.5 million were recorded in other long-term liabilities, respectively.

Depending on our actual future health care claims, our actual costs may vary significantly from those projected above. As of December 31, 2016 and December 31, 2017, the assumed health care cost trend rates were 7.2% (6.9% prior to medicare) and 6.8% (6.6% prior to medicare), respectively. These rates are expected to decrease annually to an ultimate rate of 4.5% by December 31, 2037. Increasing the assumed health care cost trend rate by 1% each year would increase the other postretirement benefits obligation as of December 31, 2017 by $9.2 million. Decreasing this trend rate by 1% each year would reduce the other postretirement benefits obligation as of December 31, 2017 by $7.4 million. A 1% increase in the assumed health care cost trend rate would have increased the net periodic other postretirement benefits cost by $0.3 million and a 1% decrease would have decreased the cost by $0.2 million for 2017.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows (in thousands):

	Pension Benefits	Other Post- retirement Benefits
2018	$37,063	$4,091
2019	28,918	4,358
2020	27,864	4,582
2021	27,615	4,788
2022	27,447	4,972
2023 to 2027	131,974	26,121

Total	$280,881	$48,912

(b) Other Retirement Plans

We maintain a defined contribution retirement plan, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for this plan of $6.8 million, $10.3 million and $7.8 million for the years ended December 31, 2015, 2016 and 2017, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 8 Receivables

Receivables were comprised of the following (in thousands):

	As of December 31, 2016	As of December 31, 2017
Service charges:
Billed	$246,833	$234,724
Unbilled	8,872	11,025
Other	2,075	5,143
Allowance for doubtful accounts	(54,744)	(29,669)

Total	$203,036	$221,223

Unbilled service charges represent amounts earned and accrued as receivables from customers for services rendered prior to the end of the reporting period. Unbilled service charges are expected to be billed and collected within twelve months of the respective balance sheet date.

Note 9 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2016	As of December 31, 2017
Satellites and launch vehicles	$10,363,771	$10,653,213
Information systems and ground segment	727,929	808,203
Buildings and other	250,369	264,417

Total cost	11,342,069	11,725,833
Less: accumulated depreciation	(5,156,227)	(5,802,214)

Total	$6,185,842	$5,923,619

Satellites and other property and equipment, net as of December 31, 2016 and 2017 included construction-in-progress of $1.1 billion and $0.7 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $98.3 million and $60.0 million were capitalized during the years ended December 31, 2016 and 2017, respectively. Additionally, we recorded depreciation expense of $627.5 million, $646.4 million and $665.6 million during the years ended December 31, 2015, 2016 and 2017, respectively.

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

(b) Recent Satellite Launches

Intelsat 37e, the fifth satellite in the Intelsat EpicNG fleet, was successfully launched on September 29, 2017. The all-digital Intelsat 37e is the first high-throughput (“HTS”) satellite to offer full, high-resolution interconnectivity between C-, Ku- and Ka- bands, delivering additional services and improved throughput to support enterprise, broadband, government and mobility applications in the Americas, Africa and Europe. Intelsat 37e is expected to enter into service in the first quarter of 2018.

On July 5, 2017, we successfully launched our Intelsat 35e satellite into orbit. The fourth of our Intelsat EpicNG next-generation HTS satellites, Intelsat 35e will deliver high-performance services in the C- and Ku-bands. The Intelsat 35e Ku-band services include a customized high power wide beam for direct-to-home (“DTH”) service delivery in the Caribbean, as well as services for mobility and government applications in the Caribbean, trans-Europe to Africa and the African continent. Intelsat 35e entered into service in August 2017.

Intelsat 32e, a customized payload positioned on a third-party satellite, was successfully launched on February 14, 2017. Intelsat 32e is the third of six in our planned Intelsat EpicNG fleet, featuring high-performance spot beams. Intelsat 32e increases our service capabilities over the in-demand North Atlantic and Caribbean regions, supplying services for applications such as in-flight connectivity for commercial flights and passenger and commercial broadband for cruise lines and shipping vessels. Intelsat 32e entered into service in March 2017.

On August 24, 2016, we successfully launched our Intelsat 36 and Intelsat 33e satellites into orbit. Intelsat 36 is co-located with our Intelsat 20 satellite at the 68.5ºE orbital location and entered into service in late September 2016. Intelsat 36 provides capacity for DTH television services via its Ku-band payload, as well as media distribution services via its C-band payload to customers in the Africa and Indian Ocean regions.

Intelsat 33e is the second of six HTS satellite within our Intelsat EpicNG platform, featuring high-performance spot beams and an advanced digital payload. Due to a malfunction in the primary thruster for orbit raising, Intelsat 33e arrived at its 60ºE orbital location in December 2016 and entered into service in late January 2017. In addition, in February 2017, measurements indicated higher than expected fuel use while performing stationkeeping maneuvers. There is no evidence of any impact to the communications payload. A Failure Review Board has been established to determine the cause of the primary thruster failure and a separate team to investigate the fuel use anomaly. As of December 31, 2017, these investigations were ongoing and final conclusions have not been reached. We continue to participate in the investigations. We filed a loss claim in March 2017 with our insurers relating to the loss of life for approximately $78 million. The claim is still in process. We have received approximately $49.8 million in cash as of December 31, 2017, and have filed for arbitration with respect to our claims against certain insurers. Intelsat 33e is fully operational, delivering commercial-grade services for enterprise, fixed and mobile network operators, aeronautical and maritime mobility service providers, and for government customers in the Africa, Europe, Middle East and Asia regions.

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

Significant Anomalies

During orbit raising of Intelsat 33e in September 2016, the satellite experienced a malfunction of the main satellite thruster. Orbit raising was subsequently completed using a different set of satellite thrusters. The anomaly resulted in a delay of approximately three months in reaching the geostationary orbit, as well as a reduction in the projected lifetime of the satellite. Intelsat 33e entered service in January 2017. In addition, in February 2017, measurements indicated higher than expected fuel use while performing stationkeeping maneuvers. There is no evidence of any impact to the communications payload. A Failure Review Board has been established to determine the cause of the primary thruster failure and a separate team to investigate the fuel use anomaly. Intelsat has filed a loss claim with insurers relating to the reduction of life.

Note 10 Investments

We have ownership interests in two entities that meet the criteria of a VIE: Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC (“Horizons 3”), which are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”). We also own noncontrolling investments recognized under the cost method, discussed further below.

(a) Horizons Holdings

Our first joint venture with JSAT International, Inc. (“JSAT”) is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons 2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and in return utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons 2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets of Horizons Holdings were $48.3 million and $38.7 million as of December 31, 2016 and 2017, respectively. Total liabilities at both dates were nominal.

We have a revenue sharing agreement with JSAT related to services sold on the Horizons 1 and Horizons 2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons 1 and Horizons 2 satellites were $6.2 million and $5.4 million as of December 31, 2016 and 2017, respectively.

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

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, however we have concluded that we are not the primary beneficiary and therefore do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our consolidated balance sheets, is accounted for using the equity method of accounting. The investment balance was $31.1 million and $61.8 million as of December 31, 2016 and 2017, respectively.

In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $10.3 million and $27.4 million during the years ended December 31, 2016 and 2017, respectively. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.

(c) Cost Method Investments

Our cost method investments recorded in other assets in our consolidated balance sheets had a total carrying value of $29.0 million and $54.7 million as of December 31, 2016 and 2017, respectively. The balance as of December 31, 2017 consists of five separate noncontrolling investments.

(d) Equity Attributable to Intelsat S.A. and Non-controlling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2016	$(4,649,565)	$29,212	$(4,620,353)
Net income	990,197	3,915	994,112
Dividends paid to noncontrolling interests	—	(8,980)	(8,980)
Share-based compensation	23,089	—	23,089
Postretirement/pension liability adjustment	2,041	—	2,041
Other comprehensive income	93	—	93

Balance at December 31, 2016	$(3,634,145)	$24,147	$(3,609,998)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2017	$(3,634,145)	$24,147	$(3,609,998)
Net income (loss)	(178,728)	3,914	(174,814)
Dividends paid to noncontrolling interests	—	(8,755)	(8,755)
Share-based compensation	16,472	—	16,472
Postretirement/pension liability adjustment	(11,801)	—	(11,801)
Other comprehensive income	332	—	332

Balance at December 31, 2017	$(3,807,870)	$19,306	$(3,788,564)

Note 11 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2016	As of December 31, 2017
Goodwill (1)	$2,620,627	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	65,200	65,200

(1)	Net of accumulated impairment losses of $4,160,200.

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

At December 31, 2017, we reassessed the different qualitative factors and updated our assessment. Based on our review, since the fixed and mobile satellite services industry is under pressure (pricing, over-supply, value-chain inefficiencies) and since comparable companies have demonstrated negative to minimal revenue growth with equities underperforming, we determined that a quantitative assessment of goodwill was appropriate.

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

In estimating the undiscounted cash flows, we primarily used our internally prepared budgets and forecast information. The key assumptions included in our model were projected growth rates, cost of capital, effective tax rates, and industry and economic trends. A change in the estimated future cash flows or other assumptions could change our estimated fair values and result in future impairments. Based on our quantitative analysis as described above, we concluded that there was no impairment for goodwill at December 31, 2017.

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

We determined the estimated fair value of our rights to operate at orbital locations using the build-up method to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build-up method did not generate positive value for the rights to operate at an orbital location, but the rights were expected to generate revenue, we assigned a value based upon independent source data for recent transactions relating to similar orbital locations, which are all considered Level 3 inputs within the fair value hierarchy under FASB ASC 820.

At December 31, 2016 and December 31, 2017, we determined, based on an examination of qualitative factors, that there was no impairment.

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

At December 31, 2016 and December 31, 2017, we determined, based on an examination of qualitative factors, that there was no impairment.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31, 2016			As of December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(669,045)	$74,715	$743,760	$(686,425)	$57,335
Customer relationships	534,030	(216,907)	317,123	534,030	(241,781)	292,249

Total	$1,277,790	$(885,952)	$391,838	$1,277,790	$(928,206)	$349,584

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $60.2 million, $48.5 million and $42.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Scheduled amortization charges for the intangible assets over the next five years are as follows (in thousands):

Year	Amount
2018	$38,481
2019	34,351
2020	31,103
2021	28,635
2022	25,479

Our policy is to expense all costs incurred to renew or extend the terms of our intangible assets. The renewal expenses for the years ended December 31, 2015, 2016 and 2017 were immaterial to our consolidated results of operations.

Note 12 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2016		As of December 31, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$410,000	$96,650	$94,717
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	(5,746)	—	(78)	—
7.75% Senior Notes due June 2021	2,000,000	640,000	2,000,000	1,070,000
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(16,588)	—	(13,325)	—
8.125% Senior Notes due June 2023	1,000,000	295,000	1,000,000	515,000
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(9,764)	—	(8,562)	—
12.5% Senior Notes due November 2024	—	—	403,350	265,052
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	—	—	(209,165)	—

Total Intelsat Luxembourg obligations	3,467,902	1,345,000	3,268,870	1,944,769

Intelsat Connect Finance:
12.5% Senior Notes due April 2022	$731,884	$475,725	$731,892	$640,406
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(297,257)	—	(267,108)	—

Total Intelsat Connect Finance obligations	434,627	475,725	464,784	640,406

Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	$490,000	$543,900	$490,000	$565,950
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(20,243)	—	(17,556)	—
8.00% Senior Secured Notes due February 2024	1,349,678	1,383,420	1,349,678	1,423,910
Unamortized prepaid debt issuance costs and premium on 8.0% Senior Secured Notes	(6,005)	—	(5,378)	—
7.25% Senior Notes due October 2020	2,200,000	1,716,000	2,200,000	2,068,000
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(6,756)	—	(5,151)	—
7.25% Senior Notes due April 2019	1,500,000	1,260,000	—	—
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(5,886)	—	—	—
7.5% Senior Notes due April 2021	1,150,000	879,750	1,150,000	1,040,750
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(6,828)	—	(5,415)	—
5.5% Senior Notes due August 2023	2,000,000	1,340,000	2,000,000	1,630,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(14,900)	—	(12,977)	—
9.75% Senior Notes due July 2025	—	—	1,500,000	1,455,000
Unamortized prepaid debt issuance costs on 9.75% Senior Notes	—	—	(20,315)	—
Senior Secured Credit Facilities due June 2019	3,095,000	3,013,756	1,095,000	1,093,631
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(21,682)	—	(4,636)	—
Senior Secured Credit Facilities due November 2023	—	—	2,000,000	1,947,500
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	—	—	(28,600)	—

Total Intelsat Jackson obligations	11,702,378	10,136,826	11,684,650	11,224,741

Eliminations:
6.75% Senior Notes due June 2018 owned by Intelsat Connect Finance	$(402,570)	$(330,107)	$—	$—
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	5,490	—	—	—
7.75% Senior Notes due June 2021 owned by Intelsat Connect Finance	(979,168)	(313,334)	(979,168)	(523,855)
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	8,121	—	6,524	—
8.125% Senior Notes due June 2023 owned by Intelsat Connect Finance	(111,663)	(32,941)	(111,663)	(57,506)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	1,090	—	956	—
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	71,877	—	67,525	—
12.5% Senior Notes due November 2024 owned by Intelsat Connect Finance	—	—	(402,595)	(264,556)
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	—	—	208,775	—

Total eliminations:	(1,406,823)	(676,382)	(1,209,646)	(845,917)

Total Intelsat S.A. long-term debt	$14,198,084	$11,281,169	$14,208,658	$12,963,999

Less:
Current portion of long-term debt	—		96,572

Total long-term debt, excluding current portion	$14,198,084		$14,112,086

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

Required principal repayments of long-term debt over the next five years and thereafter as of December 31, 2017 are as follows (in thousands):

Year	Amount
2018	$96,650
2019	1,095,000
2020	2,200,000
2021	2,170,832
2022	1,221,892
2023 and thereafter	7,738,770

Total principal repayments	14,523,144
Unamortized discounts, premium and prepaid issuance costs	(314,486)

Total Intelsat S.A. long-term debt	$14,208,658

January 2018 Intelsat Jackson Senior Secured Credit Agreement Amendment

In January 2018, Intelsat Jackson entered into an amendment of the Intelsat Jackson Secured Credit Agreement. See—Description of Indebtedness—Intelsat Jackson—Intelsat Jackson Senior Secured Credit Agreement, below.

2017 Debt Transactions

January 2017 Intelsat Luxembourg Exchange Offer

In January 2017, Intelsat Luxembourg completed a debt exchange (the “Second 2018 Luxembourg Exchange”), whereby it exchanged $403.3 million aggregate principal amount of its 6.75% Senior Notes due 2018 (the “2018 Luxembourg Notes”) for an equal aggregate principal amount of newly issued unsecured 12.50% Senior Notes due 2024 (the “2024 Luxembourg Notes”). The Second 2018 Luxembourg Exchange consisted of $377.6 million aggregate principal amount of 2018 Luxembourg Notes held by ICF as a result of the First 2018 Luxembourg Exchange (as defined and described below), together with $25 million aggregate principal amount of 2018 Luxembourg Notes repurchased by us in the fourth quarter of 2015. We consolidate ICF, the holder of the 2018 Luxembourg Notes exchanged in the Second 2018 Luxembourg Exchange.

Terminated Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank

In February 2017, Intelsat entered into a combination agreement (as amended, the “Combination Agreement”) with WorldVu Satellites Limited (“OneWeb”), which provided for a combination of the businesses of Intelsat and OneWeb pursuant to a merger (the “OneWeb Combination”), and Intelsat entered into a share purchase agreement (as amended, the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), which provided for a cash investment by SoftBank in exchange for shares of Intelsat (the “SoftBank Investment” and, together with the OneWeb Combination, the “OneWeb/SoftBank Transactions”). The consummation of the OneWeb/SoftBank Transactions was conditioned on the successful completion of debt exchange offers for certain outstanding notes of Intelsat Jackson, Intelsat Luxembourg and ICF. In June 2017, Intelsat announced that the debt exchange offers had expired without sufficient tenders having been received, and Intelsat subsequently received termination notices from OneWeb and SoftBank terminating the Combination Agreement and Share Purchase Agreement, respectively.

July 2017 Intelsat Jackson Senior Notes Refinancing

On July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025 (the “2025 Jackson Notes”). These notes are guaranteed by all of Intelsat Jackson’s subsidiaries that guarantee its obligations under the Intelsat Jackson Secured Credit Agreement and senior notes, as well as by certain of Intelsat Jackson’s parent entities. Also on July 5, 2017, the net proceeds from the sale of the 2025 Jackson Notes were used, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019. In connection with the satisfaction and discharge, we recognized a loss on early extinguishment of debt of $4.6 million, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

November & December 2017 Amendments to Intelsat Jackson Senior Secured Credit Facility

In November and December 2017, Intelsat Jackson entered into amendments of the Intelsat Jackson Secured Credit Agreement. See—Description of Indebtedness—Intelsat Jackson—Intelsat Jackson Senior Secured Credit Agreement, below.

2016 Debt Transactions

March 2016 Intelsat Jackson Senior Secured Notes Offering

On March 29, 2016, Intelsat Jackson completed an offering of $1.25 billion aggregate principal amount of 8% Senior Secured Notes due 2024 (the “2024 Secured Jackson Notes”). The 2024 Secured Jackson Notes bear interest at 8% annually and mature in February 2024. These notes are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. The net proceeds from this offering have been and, are expected to be, used for general corporate purposes, which may include repayment and repurchase of indebtedness, capital expenditures and working capital and to pay fees and expenses related to the offering. A portion of the net proceeds was used to prepay in full all amounts outstanding under an intercompany loan due by Intelsat Jackson.

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

2016 Intelsat Jackson Tender Offers and June 2016 Senior Secured Notes Issuance

In May 2016, Intelsat Jackson commenced tender offers to purchase several tranches of outstanding debt (the “Tender Offers”). In June 2016, Intelsat Jackson completed an issuance of $490 million aggregate principal amount of 9  1/2% Senior Secured Notes due 2022 (the “2022 Jackson Secured Notes”), with an original issue discount of 2.0%. Under the terms of the issuance, in the event that all of the net proceeds of the 2022 Jackson Secured Notes were not applied to fund the Tender Offers, Intelsat Jackson would have been required to use the portion of the net proceeds not so applied to redeem the 2022 Jackson Secured Notes. Since the possible uses of the debt proceeds were restricted to repayment of long-term debt, the net proceeds were classified as restricted cash within long-term assets on the condensed consolidated balance sheet as of June 30, 2016. In July 2016, the net proceeds from the sale of the 2022 Jackson Secured Notes were used to repurchase $673.5 million aggregate principal amount of the 2022 Jackson Notes pursuant to the terms of the previously commenced Tender Offers, and to pay related fees and expenses. Due to the classification of the net proceeds as restricted cash, both the June 2016 issuance and the July 2016 use of the net proceeds are disclosed supplementally as non-cash financing activities in the accompanying consolidated statement of cash flows. In connection with this repurchase, we recognized a gain on early extinguishment of debt of $219.6 million during the year ending December 31, 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

September 2016 Intelsat Jackson Debt Exchange and Consent Solicitation

In September 2016, Intelsat Jackson completed a debt exchange receiving $141.4 million aggregate principal amount of 2022 Jackson Notes in exchange for $99.7 million aggregate principal amount of newly issued 2024 Secured Jackson Notes issued and $17.0 million in cash. In connection with this exchange, Intelsat Jackson also received a consent from holders of $141.5 million principal amount of 2022 Jackson Notes in exchange for $9.2 million in cash to amend the indenture governing the 2022 Jackson Notes, among other things to: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Jackson Notes, and (ii) waive any defaults or events of default potentially existing under the indenture governing the 2022 Jackson Notes as of September 12, 2016. We determined the transaction was accounted for as a modification and not as an extinguishment of debt under ASU 470, Debt (“ASU 470”). As a result, the fees paid to bondholders, including the consent payment, were amortized over the remaining term of the debt instrument.

December 2016 Intelsat Connect Finance Exchange Offers

First 2018 Luxembourg Exchange—In December 2016, ICF completed an exchange, receiving $377.6 million aggregate principal amount of 2018 Luxembourg Notes in exchange for $132.1 million aggregate principal amount of its newly issued unsecured 12  1/2% Senior Notes due 2022 (the “2022 ICF Notes”) and $226.5 million in cash (the “First 2018 Luxembourg Exchange”). The 2022 ICF Notes are guaranteed by Intelsat Luxembourg. We accounted for the First 2018 Luxembourg Exchange as a modification of debt under ASU 470. As a result, remaining unamortized debt issuance costs on the exchanged 2018 Luxembourg Notes will be amortized over the remaining term of the newly issued 2022 ICF Notes. We expensed approximately $3.3 million of fees related to the First 2018 Luxembourg Exchange.

2021 Luxembourg Exchange—In December 2016, ICF completed an exchange, receiving $979.2 million aggregate principal amount of Intelsat Luxembourg’s 7  3/4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) in exchange for $538.4 million aggregate principal amount of its newly issued 2022 ICF Notes and $29.4 million in cash (the “2021 Luxembourg Exchange”). We accounted for the 2021 Luxembourg Exchange as an extinguishment of debt under ASU 470. In connection with the 2021 Luxembourg Exchange, we recognized a net gain on early extinguishment of debt of $609.8 million, consisting of the difference between the carrying value of the 2021 Luxembourg Notes exchanged and the fair value of the 2022 ICF Notes issued and the total cash paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

2023 Luxembourg Exchange—In December 2016, ICF completed an exchange, receiving $111.7 million aggregate principal amount of Intelsat Luxembourg’s 8  1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes”) in exchange for $61.4 million aggregate principal amount of newly issued 2022 ICF Notes and $3.3 million in cash (the “2023 Luxembourg Exchange”). We accounted for the 2023 Luxembourg Exchange as an extinguishment of debt under ASU 470. In connection with the 2023 Luxembourg Exchange, we recognized a net gain on early extinguishment of debt of $69.4 million, consisting of the difference between the carrying value of the 2023 Luxembourg Notes exchanged and the fair value of the 2022 ICF Notes issued and the total cash paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Description of Indebtedness

(a) Intelsat Luxembourg

6 3/4% Senior Notes due 2018

Intelsat Luxembourg had $96.7 million in aggregate principal amount outstanding of the 2018 Luxembourg Notes. The 2018 Luxembourg Notes bear interest at 6  3/4% annually and mature in June 2018. The 2018 Luxembourg Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A. and Intelsat Investments S.A. (the “Parent Guarantors”).

Interest is payable on the 2018 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2018 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

7 3/4% Senior Notes due 2021

Intelsat Luxembourg had $2.0 billion in aggregate principal amount of the 2021 Luxembourg Notes outstanding at December 31, 2017. $979.2 million principal amount were held by ICF. The 2021 Luxembourg Notes bear interest at 7  3/4% annually and mature in June 2021. The 2021 Luxembourg Notes are guaranteed by the Parent Guarantors.

Interest is payable on the 2021 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2021 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

8  1/8% Senior Notes due 2023

Intelsat Luxembourg had $1.0 billion in aggregate principal amount of the 2023 Luxembourg Notes outstanding at December 31, 2017. $111.7 million principal amount were held by ICF. The 2023 Luxembourg Notes bear interest at 8  1/8% annually and mature in June 2023. The 2023 Luxembourg Notes are guaranteed by the Parent Guarantors.

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

12  1/2% Senior Notes due 2024

Intelsat Luxembourg had $403.4 million in aggregate principal amount of the 2024 Luxembourg Notes outstanding at December 31, 2017. $402.6 million principal amount were held by ICF. The 2024 Luxembourg Notes bear interest at 12  1/2% annually and mature in November 2024.

Interest is payable on the 2024 Luxembourg Notes semi-annually on May 15 and November 15.

The 2024 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness.

(b) Intelsat Connect Finance

12  1/2% Senior Secured Notes due 2022

ICF had $731.9 million in aggregate principal amount of 2022 ICF Notes outstanding at December 31, 2017. The 2022 ICF Notes bear interest at 12  1/2% annually and mature in April 2022. These notes are guaranteed by Intelsat Luxembourg.

Interest is payable on the 2022 ICF Notes semi-annually on June 15 and December 15. ICF may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

(c) Intelsat Jackson

9  1/2% Senior Secured Notes due 2022

Intelsat Jackson had $490 million in aggregate principal amount of 2022 Jackson Secured Notes outstanding at December 31, 2017. The 2022 Jackson Secured Notes bear interest at 9  1/2% annually and mature in September 2022. These notes are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2022 Jackson Secured Notes semi-annually on March 30 and September 30. Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2022 Jackson Secured Notes are senior secured obligations of Intelsat Jackson.

8 % Senior Secured Notes due 2024

Intelsat Jackson had $1.3 billion in aggregate principal amount of 2024 Jackson Secured Notes outstanding at December 31, 2017. The 2024 Jackson Secured Notes bear interest at 8% annually and mature in February 2024. These notes are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2024 Jackson Secured Notes semi-annually on February 15 and August 15. Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2024 Jackson Secured Notes are senior secured obligations of Intelsat Jackson.

7  1/4% Senior Notes due 2020

Intelsat Jackson had $2.2 billion in aggregate principal amount of 2020 Jackson Notes outstanding at December 31, 2017. The 2020 Jackson Notes bear interest at 7  1/4% annually and mature in October 2020. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, ICF and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2020 Jackson Notes semi-annually on April 15 and October 15. Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2020 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

7  1/2% Senior Notes due 2021

Intelsat Jackson had $1.15 billion in aggregate principal amount of 2021 Jackson Notes outstanding at December 31, 2017. The 2021 Jackson Notes bear interest at 7 1/2% annually and mature in April 2021. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, ICF and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the New Jackson Notes semi-annually on April 1 and October 1.

The 2021 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

5  1/2% Senior Notes due 2023

Intelsat Jackson had $2.0 billion in aggregate principal amount of the 2023 Jackson Notes outstanding at December 31, 2017. The 2023 Jackson Notes bear interest at 5  1 /2% annually and mature in August 2023. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, ICF and certain of Intelsat Jackson’s subsidiaries.

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

9 3/4% Senior Notes due 2025

Intelsat Jackson had $1.5 billion in aggregate principal amount of the 2025 Jackson Notes outstanding at December 31, 2017. The 2025 Jackson Notes bear interest at 9 3/4% annually and mature in July 2025. These notes are guaranteed by the Parent Guarantors, Intelsat Luxembourg, ICF and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2025 Jackson Notes semi-annually on January 15 and July 15. Intelsat Jackson may redeem some or all of the 2025 Jackson Notes at any time prior to July 15, 2021 at a price equal to 100% of the principal amount thereof plus the applicable premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2025 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

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

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rate applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility were (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility were determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR was not to be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.

On November 27, 2017, Intelsat Jackson entered into a Third Amendment and Joinder Agreement (the “Third Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Third Jackson Credit Agreement Amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of term loans (the “B-3 Tranche Term Loans”), to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Third Jackson Credit Agreement Amendment. The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans (at Intelsat Jackson’s election as applicable). The B-3 Tranche Term Loans are subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the B-3 Tranche Term Loans prior to November 27, 2018 in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the B-3 Tranche Term Loans, subject to certain exceptions. The Third Jackson Credit Agreement Amendment also (i) added a provision requiring that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson will apply a certain percentage of its Excess Cash Flow (as defined in the Third Jackson Credit Agreement Amendment), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans, subject to certain deductions, (ii) amended the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (iii) amended the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders based on its leverage level at that time.

On December 12, 2017, Intelsat Jackson further amended the Intelsat Jackson Secured Credit Agreement by entering into a Fourth Amendment and Joinder Agreement (the “Fourth Jackson Credit Agreement Amendment”), which, among other things, (i) permitted Intelsat Jackson to establish one or more series of additional incremental term loan tranches if the proceeds thereof are used to refinance an existing tranche of term loans, and (ii) added a most-favored nation provision applicable to the B-3 Tranche Term Loans for further extensions of the existing floating rate B-2 Tranche Term Loans under certain circumstances.

On January 2, 2018, Intelsat Jackson entered into a Fifth Amendment and Joinder Agreement (the “Fifth Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Fifth Jackson Credit Agreement Amendment refinanced the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of both the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced or repaid prior to the dates specified in the Fifth Jackson Credit Agreement Amendment. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans (at Intelsat Jackson’s election as applicable). The B-5 Tranche Term Loans have an interest rate of 6.625% per annum. The Fifth Jackson Credit Agreement Amendment also specified make-whole and prepayment premiums applicable to the B-4 Tranche Term Loans and the B-5 Tranche Term Loans at various dates.

We entered into interest rate caps, effective in February 2018, to mitigate the risk of interest rate increases on the B-3 Tranche Term Loans and the B-4 Tranche Term Loans.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.74 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.05 to 1.00 as of December 31, 2017.

Note 13 Derivative Instruments and Hedging Activities

Undesignated Interest Rate Cap

During 2017, we entered into interest rate caps to mitigate the risk of interest rate increases on our floating rate Senior Secured Credit Facilities with a notional value of $2.4 billion. The fair value, included in “Other assets” on the consolidated balance sheet of the derivative as of December 31, 2016 and 2017 was zero and $22.3 million, respectively.

Put Option Embedded Derivative Instrument

The 2022 ICF Notes contain a contingent put option clause within the host contract, which affords the holders of the notes the option to require us to repurchase such notes at 101% of their principal amount in the event of a change of control, as defined in the indenture governing the notes. We concluded that the contingent put option required bifurcation in accordance with FASB ASC 815, and have recorded the embedded derivative at fair value on the consolidated balance sheet in “Other long-term liabilities.” We estimated the fair value of the put option derivative using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. The fair value of the embedded derivative was $1.5 million as of December 31, 2016 and $0.7 million as of December 31, 2017.

Preferred Stock Warrant

During 2017, we were issued a warrant to purchase Series E preferred shares of a cost method investment we entered into. We concluded that the warrant is a free standing derivative in accordance with FASB ASC 815. The fair value of the derivative, included in “Other assets” on the consolidated balance sheet as of December 31, 2016 and 2017 was zero and $4.1 million, respectively.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	December 31, 2016	December 31, 2017
Undesignated interest rate cap	Other assets	$—	$22,336
Preferred stock warrant	Other assets	—	4,100
Put option embedded derivative	Other long-term liabilities	1,496	658

Total derivatives		$1,496	$27,094

The following table sets forth the effect of the derivative instruments, included in interest expense, net in our consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Undesignated interest rate cap	Included in interest expense, net	$—	$—	$1,006
Undesignated interest rate swaps	Included in interest expense, net	3,483	—	—
Put option embedded derivative	Included in other expense, net	—	—	732
Preferred stock warrant	Included in other expense, net	—	—	—

Total loss on derivative financial instruments		$3,483	$—	$1,738

Note 14 Income Taxes

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“The Act”). The Act includes a number of provisions, including the lowering of the U.S. corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. The Act limits our U.S. interest expense deductions to approximately 30 percent of EBITDA through December 31, 2021 and to approximately 30 percent of earnings before net interest and taxes (“EBIT”) thereafter. The Act also introduced a new minimum tax (“BEAT”). We are treating the BEAT as a period cost that does not impact the 2017 tax provision. We are currently evaluating the impact of The Act on our future cash taxes.

The company recognized the income tax effects of The Act in its 2017 financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC Topic 740, Income Taxes, in the reporting period in which The Act was signed into law. As such, the company’s financial results reflect the income tax effects of The Act for which the accounting under ASC Topic 740 is complete and provisional amounts for those specific income tax effects of The Act for which the accounting under ASC Topic 740 is incomplete but a reasonable estimate could be determined. The company did not identify items for which the income tax effects of The Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017.

The company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the company’s U.S. deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from 35 percent to 21 percent, resulting in a $28 million income tax benefit for the year ended December 31, 2017 and a corresponding $28 million decrease in net deferred tax liabilities as of December 31, 2017.

The following table summarizes our total income (loss) before income taxes (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2016	2017
Domestic income (loss) before income taxes	$(3,966,322)	$938,156	$(18,149)
Foreign income before income taxes	48,382	71,942	(85,535)

Total income (loss) before income taxes	$(3,917,940)	$1,010,098	$(103,684)

The primary reason for the variance in domestic income before income tax was that our Luxembourg entities recorded a net gain on the extinguishment of debt in 2016. In 2015, they recorded impairments of goodwill and other intangible assets. No comparable amounts were recorded in 2017.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2016	2017
Current income tax provision
Domestic	$—	$(35)	$(125)
Foreign	10,817	25,721	27,309

Total	10,817	25,686	27,184

Deferred income tax benefit:
Domestic	$—	$(80)	$72
Foreign	(9,304)	(9,620)	43,874

Total	(9,304)	(9,700)	43,946

Total income tax provision (benefit):	$1,513	$15,986	$71,130

The income tax provision (benefit) was different from the amount computed using the Luxembourg statutory income tax rate of 27.08% for the reasons set forth in the following table (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2015	2016	2017
Expected tax provision (benefit) at Luxembourg statutory income tax rate	$(1,144,822)	$295,150	$(28,078)
Foreign income tax differential	42,339	51,787	66,242
Nontaxable interest income	(67,651)	—	—
Lux Financing Activities	40,169	(8,279)	30,232
Tax deductible impairment charges in Luxembourg subsidiaries	(854,393)	(1,280,759)	—
Change in tax rate	—	416,156	(28,250)
Goodwill impairment	599,974	—	—
Changes in unrecognized tax benefits	(15,465)	(1,629)	(79)
Changes in valuation allowance	1,463,774	554,479	40,853
Tax effect of 2011 Intercompany Sale	(6,112)	(6,701)	(6,073)
Foreign tax credits	(2,171)	(5,480)	(3,107)
Research and development tax credits	(2,103)	(3,275)	(2,786)
Other	(52,026)	4,537	2,176

Total income tax provision (benefit)	$1,513	$15,986	$71,130

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated a taxable income for the year ended December 31, 2017. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

Our Luxembourg net operating loss includes the effect of Luxembourg tax to U.S. GAAP differences, primarily related to fair value adjustments attributable to the migration of certain holding companies and subsidiaries’ jurisdiction of organization from Bermuda to Luxembourg on December 15, 2009 and the result of a series of internal transactions and related steps completed on January 12, 2011, that reorganized the ownership of our assets among our subsidiaries and effectively combined the legacy business of Intelsat Subsidiary Holding Company S.A. and Intelsat Corporation. Another reason for our Luxembourg net operating loss is the impairment charges against Luxembourg tax values of certain intangible assets and investments in subsidiaries.

The following table details the composition of the net deferred tax balances as of December 31, 2016 and 2017 (in thousands):

	As of December 31, 2016	As of December 31, 2017
Long-term deferred taxes, net	$(168,445)	$(48,434)
Other assets	15,181	14,583

Net deferred taxes	$(153,264)	$(33,851)

The components of the net deferred tax liability were as follows (in thousands):

	As of December 31, 2016	As of December 31, 2017
Deferred tax assets:
Accruals and advances	$31,015	$17,169
Amortizable intangible assets	17,549	13,421
Non-Amortizable intangible assets	76,774	147,332
Performance incentives	14,599	7,289
Customer deposits	20,664	16,064
Bad debt reserve	8,659	2,033
Accrued retirement benefits	67,998	43,592
Disallowed interest expense carryforward	109,575	75,546
Net operating loss carryforward	3,937,736	3,840,759
Tax credits	17,562	11,335
Other	16,491	8,418

Total deferred tax assets	4,318,622	4,182,958

Deferred tax liabilities:
Satellites and other property and equipment	(186,390)	(266,330)
Amortizable intangible assets	(379,653)	(366,777)
Non-amortizable intangible assets	(186,618)	(103,730)
Tax basis differences in investments and affiliates	(231,210)	(6,753)
Other	(72,524)	(16,875)

Total deferred tax liabilities	(1,056,395)	(760,465)

Valuation allowance	(3,415,491)	(3,456,344)

Total net deferred tax liabilities	$(153,264)	$(33,851)

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

As of December 31, 2016 and 2017, our consolidated balance sheets included a deferred tax asset in the amount of $3.9 billion and $3.8 billion, respectively, attributable to the future benefit from the utilization of certain net operating loss carryforwards. In addition, our balance sheets as of December 31, 2016 and December 31, 2017 included $28.7 million and $15.4 million of deferred tax assets, respectively, attributable to the future benefit from the utilization of tax credit carryforwards. Our alternative minimum tax credit as of December 31, 2017 of $2.3 million has been reclassified to a long term tax receivable as it is a refundable tax under The Act. As of December 31, 2017, we had tax-effected U.S. federal, state and other foreign tax net operating loss carryforwards of $40.6 million expiring, for the most part, between 2022 and 2037, and tax effected Luxembourg net operating loss carryforwards of $3.8 billion without expiration. These Luxembourg net operating loss carryforwards were caused primarily by our interest expense, satellite depreciation and amortization and impairment charges related to investments in subsidiaries, goodwill and other intangible assets. Our research and development credit of $4.2 million may be carried forward to 2037. Our foreign tax credit of $11.2 million may be carried forward to 2026.

Our valuation allowance as of December 31, 2016 and 2017 was $3.4 billion and $3.5 billion, respectively. Almost all of the valuation allowance relates to Luxembourg net operating loss carryforwards and deferred tax assets created by differences between U.S. GAAP and Luxembourg tax basis. Certain operations of our subsidiaries are controlled by various intercompany agreements which provide these subsidiaries with predictable operating profits. Other subsidiaries, principally Luxembourg subsidiaries, are subject to the risks of our overall business conditions which make their earnings less predictable. Our valuation allowance as of December 31, 2017 also relates to certain deferred tax assets in our U.S. subsidiary, including foreign tax credit carryforward and disallowed interest expense carryforward.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	2016	2017
Balance at January 1	$40,248	$36,167
Increases related to current year tax positions	2,301	2,193
Increases related to prior year tax positions	1,530	304
Decreases related to prior year tax positions	(878)	(3)
Expiration of statute of limitations for the assessment of taxes	(7,034)	(7,281)

Balance at December 31	$36,167	$31,380

As of December 31, 2016 and December 31, 2017 our gross unrecognized tax benefits were $36.2 million and $31.4 million, respectively (including interest and penalties), of which $27.9 million and $27.8 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2016 and 2017, we had recorded reserves for interest and penalties in the amount of $3.1 million and $0.6 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2017, the change in the balance of unrecognized tax benefits consisted of an increase of $2.2 million related to current tax positions, an increase of $0.3 million related to prior tax positions, and a decrease of $7.3 million due to the expiration of statute of limitations for the assessment of taxes.

We operate in various taxable jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., United Kingdom and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2011. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. In June 2017, this audit was closed without any adjustments that were material to our results of operations, financial position or cash flows.

Note 15 Contractual Commitments

In the further development and operation of our commercial global communications satellite system, significant additional expenditures are anticipated. In connection with these and other expenditures, we have a significant amount of long-term debt, as described in “Note 12—Long-Term Debt.” In addition to these debt and related interest obligations, we have expenditures represented by other contractual commitments. The additional expenditures as of December 31, 2017 and the expected year of payment are as follows (in thousands):

	Satellite Construction and Launch Obligations	Satellite Performance Incentive Obligations	Horizons-3 Satellite LLC Contribution Obligations (1)	Operating Leases	Sublease Rental Income	Customer and Vendor Contracts	Total
2018	$324,403	$42,987	$41,500	$14,338	$(665)	$97,647	$520,210
2019	268,098	42,244	4,600	13,889	(617)	17,763	345,977
2020	149,047	43,023	11,900	13,500	(526)	7,546	224,490
2021	18,738	42,226	13,500	13,376	(312)	2,136	89,664
2022	17,121	31,898	15,900	13,424	(143)	894	79,094
2023 and thereafter	51,197	158,189	59,700	93,501	(161)	406	362,832

Total contractual commitments	$828,604	$360,567	$147,100	$162,028	$(2,424)	$126,392	$1,622,267

(1)	See Note 10(b)—Investments—Horizons-3 Satellite LLC.

(a) Satellite Construction and Launch Obligations

As of December 31, 2017, we had approximately $828.6 million of expenditures remaining under our existing satellite construction and launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2017, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

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

(b) Satellite Performance Incentive Obligations

Satellite construction contracts also typically require that we make orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2017, we had $360.6 million of satellite performance incentive obligations, including future interest payments.

(c) Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities, including our U.S. Administrative Headquarters in McLean, Virginia. As of December 31, 2017, the total obligation related to operating leases, net of sublease income on leased facilities and rental income, was $159.6 million. Rental income and sublease income are included in other expense, net in the accompanying consolidated statements of operations.

Total rent expense for the years ended December 31, 2015, 2016 and 2017, was $14.9 million, $14.0 million and $14.8 million, respectively.

(d) Customer and Vendor Contracts

We have contracts with certain customers that require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2017, we had commitments under these customer and vendor contracts which totaled approximately $126.4 million related to the provision of equipment, services and other support.

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

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
North America	47%	49%	50%
Europe	15%	14%	13%
Latin America and Caribbean	15%	15%	14%
Africa and Middle East	14%	13%	14%
Asia-Pacific	9%	9%	9%

Approximately 7%, 8% and 9% of our revenue was derived from our largest customer during each of the years ended December 31, 2015, 2016 and 2017, respectively. The ten largest customers accounted for approximately 29%, 31% and 34% of our revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Year Ended December 31, 2015		Year Ended December 31, 2016		Year Ended December 31, 2017
On-Network Revenues
Transponder services	$1,705,568	73%	$1,561,108	71%	$1,543,384	72%
Managed services	405,330	17%	414,758	19%	412,147	19%
Channel	38,872	2%	9,134	0%	5,405	0%

Total on-network revenues	2,149,770	91%	1,985,000	91%	1,960,936	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	160,063	7%	157,212	7%	141,845	7%
Satellite-related services	42,688	2%	45,835	2%	45,831	2%

Total off-network and other revenues	202,751	9%	203,047	9%	187,676	9%

Total	$2,352,521	100%	$2,188,047	100%	$2,148,612	100%

Note 18 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with our initial public offering (the “IPO”) in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (as amended, the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, our Executive Chairman (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(c) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 10(a)—Investments—Horizons Holdings).

(e) Horizons 3 Satellite LLC

We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 10(b)—Investments—Horizons-3 Satellite LLC).

Note 19 Quarterly Results of Operations (in thousands, unaudited)

	Quarter Ended
2016	March 31		June 30	September 30		December 31
Revenue (1)	$552,643		$541,983	$542,727		$550,694
Income from operations (1)	239,173		227,324	220,410		233,705
Net income	16,292		117,412 (3)	196,605	(3)	663,803 (3)
Net income attributable to Intelsat S.A.	15,326		116,429 (3)	195,622	(3)	662,820 (3)
Net income attributable to common shareholders	15,326		116,429 (3)	195,622	(3)	662,820 (3)
Net income per share attributable to Intelsat S.A.:
Basic (2)	$0.14		$1.02	$1.66		$5.62
Diluted (2)	0.13		0.98	1.65		5.56
	Quarter Ended
2017	March 31		June 30	September 30		December 31
Revenue (1)	$538,484		$533,229	$538,759		$538,140
Income from operations (1)	217,596		229,113	234,033		233,815
Net loss	(33,642	) (4)	(22,800)	(29,416	) (4)	(88,956)
Net loss attributable to Intelsat S.A.	(34,570	) (4)	(23,795)	(30,412	) (4)	(89,951)
Net loss attributable to common shareholders	(34,570	) (4)	(23,795)	(30,412	) (4)	(89,951)
Net loss per share attributable to Intelsat S.A.:
Basic (2)	$(0.29)		$(0.20)	$(0.26)		$(0.75)
Diluted (2)	(0.29)		(0.20)	(0.26)		(0.75)

(1)	Our quarterly revenue and operating income (loss) are generally not impacted by seasonality, as customer contracts for satellite utilization are generally long-term. Revenue declines shown above were primarily due to declines from our network services customers, mainly due to reduced volumes resulting from non-renewals and point-to-point connectivity and certain cellular backhaul services which are eroding to fiber alternatives, together with non-renewals and renewal pricing at lower rates for enterprise network services. Additional declines in Channel services related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.
(2)	Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.
(3)	The quarter ended June 30, 2016 includes a $131.4 million gain on early extinguishment of debt related to the May 2016 Intelsat Jackson Notes Repurchase. The quarter ended September 30, 2016 includes a $219.6 million gain on early extinguishment of debt related to the September 2016 Intelsat Jackson Debt Exchange and Consent Solicitation. The quarter ended December 31, 2016 includes a $679.1 million gain on early extinguishment of debt related to the December 2016 ICF Exchange Offers.
(4)	The quarter ended March 31, 2017 includes a $0.5 million gain on early extinguishment of debt related to the Second 2018 Luxembourg Exchange described above. The quarter ended September 30, 2017 includes a $4.6 million loss on early extinguishment of debt related to the July 2017 Intelsat Jackson Senior Notes Refinancing described above.

Note 20 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of its 7.25% Senior Notes due 2019 and $1.15 billion aggregate principal amount of its 7.5% Senior Notes due 2021 (collectively, the “New Jackson Notes”). The New Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”). On July 5, 2017, the net proceeds from the sale of the 2025 Jackson Notes were used, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019 pursuant to the indenture governing such notes.

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7.25% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg, ICF and the Subsidiary Guarantors.

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

We had other comprehensive income of $34.1 million and $2.1 million for the years ended December 31, 2015 and 2016 and other comprehensive loss of $11.5 million for the year ended December 31, 2017. Other comprehensive income (loss) is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non -Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,010	$48,174	$67,822	$334,036	$256,619	$74,173	$(256,619)	$525,215
Restricted cash	—	—	—	15,754	1,908	422	(1,908)	16,176
Receivables, net of allowance	4	59	—	162,474	162,072	58,686	(162,072)	221,223
Prepaid expenses and other current assets	1,102	—	—	47,956	47,891	10,404	(50,491)	56,862
Intercompany receivables	—	132,612	13,571	461,284	—	—	(607,467)	—

Total current assets	2,116	180,845	81,393	1,021,504	468,490	143,685	(1,078,557)	819,476
Satellites and other property and equipment, net	—	—	—	5,837,190	5,837,190	86,429	(5,837,190)	5,923,619
Goodwill	—	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	—	349,584	349,584	—	(349,584)	349,584
Investment in affiliates	(3,252,586)	(501,466)	(970,929)	194,264	194,264	—	4,336,453	—
Other assets	90	348	859,513	342,205	319,869	101,188	(1,179,383)	443,830

Total assets	$(3,250,380)	$(320,273)	$(30,023)	$12,818,274	$12,242,924	$331,302	$(9,181,788)	$12,610,036

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$25,276	$413	$1,878	$111,121	$110,446	$21,644	$(113,047)	$157,731
Accrued interest payable	—	13,163	4,066	245,978	5,956	—	(5,956)	263,207
Current portion of long-term debt	—	96,572	—	—	—	—	—	96,572
Deferred satellite performance incentives	—	—	—	25,780	25,780	—	(25,780)	25,780
Other current liabilities	—	—	—	193,221	193,221	3,815	(193,221)	197,036
Intercompany payables	512,908	—	—	—	1,290,806	94,559	(1,898,273)	—

Total current liabilities	538,184	110,148	5,944	576,100	1,626,209	120,018	(2,236,277)	740,326
Long-term debt, net of current portion	—	3,172,298	464,784	11,684,650	—	—	(1,209,646)	14,112,086
Deferred satellite performance incentives, net of current portion	—	—	—	215,352	215,352	—	(215,352)	215,352
Deferred revenue, net of current portion	—	—	—	794,542	794,542	165	(794,542)	794,707
Deferred income taxes	—	—	—	37,890	37,890	10,544	(37,890)	48,434
Accrued retirement benefits	—	—	—	190,857	190,857	222	(190,857)	191,079
Other long-term liabilities	—	784	716	289,812	289,812	6,088	(290,596)	296,616
								—
Shareholders’ equity (deficit):								—
Common shares	1,196	7,202	—	200	7,346,327	24	(7,353,753)	1,196
Other shareholders’ equity (deficit)	(3,789,760)	(3,610,705)	(501,467)	(971,129)	1,741,935	194,241	3,147,125	(3,789,760)

Total liabilities and shareholders’ equity	$(3,250,380)	$(320,273)	$(30,023)	$12,818,274	$12,242,924	$331,302	$(9,181,788)	$12,610,036

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$552	$59,752	$29,985	$495,225	$414,339	$80,510	$(414,339)	$666,024
Receivables, net of allowance	2	—	—	151,345	151,322	51,689	(151,322)	203,036
Prepaid expenses and other current assets	882	3	—	48,320	48,263	6,703	(48,263)	55,908
Intercompany receivables	—	—	8,867	557,959	—	302,118	(868,944)	—

Total current assets	1,436	59,755	38,852	1,252,849	613,924	441,020	(1,482,868)	924,968
Satellites and other property and equipment, net	—	—	—	6,096,459	6,096,459	89,383	(6,096,459)	6,185,842
Goodwill	—	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	—	391,838	391,838	—	(391,838)	391,838
Investment in affiliates	(3,086,095)	(23,113)	(651,909)	184,804	184,804	—	3,391,509	—
Other assets	169	—	681,910	303,623	303,623	62,123	(985,614)	365,834

Total assets	$(3,084,490)	$36,642	$68,853	$13,303,100	$12,664,175	$592,526	$(10,638,797)	$12,942,009

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$23,153	$—	$10,830	$221,564	$218,897	$27,351	$(218,897)	$282,898
Accrued interest payable	—	13,158	2,287	189,395	3,146	—	(3,146)	204,840
Deferred satellite performance incentives	—	—	—	23,455	23,455	—	(23,455)	23,455
Other current liabilities	—	—	—	219,389	219,389	3,081	(219,389)	222,470
Intercompany payables	502,355	366,589	—	—	2,183,616	—	(3,052,560)	—

Total current liabilities	525,508	379,747	13,117	653,803	2,648,503	30,432	(3,517,447)	733,663
Long-term debt, net of current portion	—	3,467,902	434,627	11,702,378	—	—	(1,406,823)	14,198,084
Deferred satellite performance incentives, net of current portion	—	—	—	210,706	210,706	—	(210,706)	210,706
Deferred revenue, net of current portion	—	—	—	906,521	906,521	223	(906,521)	906,744
Deferred income taxes	—	—	—	156,081	156,081	12,444	(156,161)	168,445
Accrued retirement benefits	—	—	—	186,086	186,086	198	(186,086)	186,284
Other long-term liabilities	—	—	1,554	139,434	139,434	7,093	(139,434)	148,081
Shareholders’ equity (deficit):
Common shares	1,180	7,202	—	200	5,558,066	24	(5,565,492)	1,180
Other shareholders’ equity (deficit)	(3,611,178)	(3,818,209)	(380,445)	(652,109)	2,858,778	542,112	1,449,873	(3,611,178)

Total liabilities and shareholders’ equity	$(3,084,490)	$36,642	$68,853	$13,303,100	$12,664,175	$592,526	$(10,638,797)	$12,942,009

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDING DECEMBER 31, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$22,505	$—	$—	$2,003,186	$2,003,201	$511,940	$(2,392,220)	$2,148,612

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	276,673	276,673	434,491	(665,621)	322,216
Selling, general and administrative	19,465	592	1,717	122,630	115,619	57,673	(113,681)	204,015
Depreciation and amortization	—	—	—	689,244	689,244	18,580	(689,244)	707,824

Total operating expenses	19,465	592	1,717	1,088,547	1,081,536	510,744	(1,468,546)	1,234,055

Income (loss) from operations	3,040	(592)	(1,717)	914,639	921,665	1,196	(923,674)	914,557
Interest expense (income), net	15,977	359,211	(14,116)	727,540	176,767	(53,617)	(190,992)	1,020,770
Gain on early extinguishment of debt	—	209,771	6	(4,612)	—	—	(209,274)	(4,109)
Subsidiary income	(165,800)	181,291	114,318	(2,704)	(2,704)	—	(124,401)	—
Other income (expense), net	(44)	(786)	728	7,088	7,035	(1,133)	(6,250)	6,638

Income before income taxes	(178,781)	30,473	127,451	186,871	749,229	53,680	(1,072,607)	(103,684)
Provision for (benefit from) income taxes	(53)	—	—	72,553	72,553	(1,370)	(72,553)	71,130

Net income	(178,728)	30,473	127,451	114,318	676,676	55,050	(1,000,054)	(174,814)
Net income attributable to noncontrolling interest	—	—	—	—	—	(3,914)	—	(3,914)

Net income attributable to Intelsat S.A.	$(178,728)	$30,473	$127,451	$114,318	$676,676	$51,136	$(1,000,054)	$(178,728)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$2,952	$—	$—	$1,999,114	$1,999,129	$562,372	$(2,375,520)	$2,188,047

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	264,587	264,587	452,899	(640,926)	341,147
Selling, general and administrative	7,884	168	61	140,952	137,488	79,083	(134,239)	231,397
Depreciation and amortization	—	—	—	676,542	676,542	18,349	(676,542)	694,891

Total operating expenses	7,884	168	61	1,082,081	1,078,617	550,331	(1,451,707)	1,267,435

Income (loss) from operations	(4,932)	(168)	(61)	917,033	920,512	12,041	(923,813)	920,612
Interest expense (income), net	13,596	272,791	8	661,671	183,931	(9,505)	(183,991)	938,501
Gain on early extinguishment of debt	—	—	—	350,962	—	—	679,130	1,030,092
Subsidiary income	1,008,614	605,685	597,995	9,869	9,869	—	(2,232,032)	—
Other income (expense), net	(4)	—	—	(5,909)	1,812	3,808	(1,812)	(2,105)

Income before income taxes	990,082	332,726	597,926	610,284	748,262	25,354	(2,294,536)	1,010,098
Provision for (benefit from) income taxes	(115)	—	—	12,290	12,290	3,811	(12,290)	15,986

Net income	990,197	332,726	597,926	597,994	735,972	21,543	(2,282,246)	994,112
Net income attributable to noncontrolling interest	—	—	—	—	—	(3,915)	—	(3,915)

Net income attributable to Intelsat S.A.	$990,197	$332,726	$597,926	$597,994	$735,972	$17,628	$(2,282,246)	$990,197

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

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING DECEMBER 31, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$27	$(288,884)	$30,297	$699,755	$778,307	$25,037	$(780,309)	$464,230

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	(445,842)	(445,842)	(15,785)	445,842	(461,627)
Repayment from (disbursements for) intercompany loans	—	—	—	(603)	(603)	—	1,206	—
Investment in subsidiaries	—	(7,144)	—	(37,986)	(31,486)	—	76,616	—
Dividend from affiliates	—	286,454	286,454	13,755	13,755	—	(600,418)	—
Purchase of cost method investments	—	—	—	(25,744)	(25,744)	—	25,744	(25,744)
Capital contributions to unconsolidated affiliate	—	—	—	—	—	(30,714)	—	(30,714)
Proceeds from insurance settlements	—	—	—	49,788	49,788	—	(49,788)	49,788

Net cash provided by (used in) investing activities	—	279,310	286,454	(446,632)	(440,132)	(46,499)	(100,798)	(468,297)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	1,500,000	—	—	—	1,500,000
Repayments of long-term debt	—	—	—	(1,500,000)	—	—	—	(1,500,000)
Proceeds from (repayment of) intercompany loans	—	—	—	—	—	603	(603)	—
Debt issuance costs	—	(2,002)	—	(41,237)	—	—	2,002	(41,237)
Payments on debt exchange	—	—	(14)	—	—	—	—	(14)
Dividends paid to preferred shareholders	—	—	—	—	(8,724)	—	8,724	—
Other payments for satellites	—	—	—	(35,396)	(35,396)	—	35,396	(35,396)
Capital contribution from parent	—	—	7,144	—	63,023	37,986	(108,153)	—
Dividends to shareholders	—	—	(286,454)	(286,454)	(477,425)	(13,755)	1,064,088	—
Principal payments on deferred satellite performance incentives	—	—	—	(37,186)	(37,186)	—	37,186	(37,186)
Dividends paid to noncontrolling interest	—	—	—	—	—	(8,755)	—	(8,755)
Restricted cash for collateral	—	—	—	(15,747)	(1,901)	(413)	1,901	(16,160)
Other financing activities	476	—	414	—	—	—	—	890

Net cash provided by (used in) financing activities	476	(2,002)	(278,910)	(416,020)	(497,609)	15,666	1,040,541	(137,858)

Effect of exchange rate changes on cash and cash equivalents	(45)	(2)	(4)	1,708	1,714	(541)	(1,714)	1,116

Net change in cash and cash equivalents	458	(11,578)	37,837	(161,189)	(157,720)	(6,337)	157,720	(140,809)
Cash and cash equivalents, beginning of period	552	59,752	29,985	495,225	414,339	80,510	(414,339)	666,024

Cash and cash equivalents, end of period	$1,010	$48,174	$67,822	$334,036	$256,619	$74,173	$(256,619)	$525,215

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(10,234)	$89,342	$4,764	$917,923	$1,506,746	$(314,986)	$(1,510,049)	$683,506

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	(699,213)	(699,213)	(15,357)	699,213	(714,570)
Repayment from (disbursements for) intercompany loans	4,895	—	—	—	—	359,237	(364,132)	—
Investment in subsidiaries	(6,087)	(300,050)	—	(30,655)	(10,955)	—	347,747	—
Dividend from affiliates	—	269,700	—	8,980	8,980	—	(287,660)	—
Purchase of cost method investment	—	—	—	(4,000)	(4,000)	—	4,000	(4,000)
Capital contributions to unconsolidated affiliate	—	—	—	—	—	(10,340)	—	(10,340)
Other investing activities	—	—	—	—	—	(1,679)	—	(1,679)

Net cash provided by (used in) investing activities	(1,192)	(30,350)	—	(724,888)	(705,188)	331,861	399,168	(730,589)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	1,250,000	—	—	—	1,250,000
Repayments of long-term debt	—	—	—	(328,944)	—	—	—	(328,944)
Proceeds from (repayment of) intercompany loans	—	—	—	(364,132)	(12,438)	—	376,570	—
Payment of premium on early extinguishment of debt	—	—	—	(32)	—	—	—	(32)
Debt issuance costs	—	—	(15,562)	(26,133)	—	—	3,302	(38,393)
Payments on tender, debt exchange and consent transaction	—	—	(259,267)	(34,009)	—	—	—	(293,276)
Dividends paid to preferred shareholders	(4,959)	—	—	—	—	—	—	(4,959)
Other payments for satellites	—	—	—	(18,333)	(18,333)	—	18,333	(18,333)
Capital contribution from parent	—	—	300,050	—	96,658	36,742	(433,450)	—
Dividends to shareholders	—	—	—	(269,700)	(524,327)	(8,980)	803,007	—
Principal payments on deferred satellite performance incentives	—	—	—	(17,429)	(17,429)	—	17,429	(17,429)
Dividends paid to noncontrolling interest	—	—	—	—	—	(8,980)	—	(8,980)
Other financing activities	—	—	—	1,942	—	—	—	1,942

Net cash provided by (used in) financing activities	(4,959)	—	25,221	193,230	(475,869)	18,782	785,191	541,596

Effect of exchange rate changes on cash and cash equivalents	(4)	—	—	(999)	(991)	972	992	(30)

Net change in cash and cash equivalents	(16,389)	58,992	29,985	385,266	324,698	36,629	(324,698)	494,483
Cash and cash equivalents, beginning of period	16,941	760	—	109,959	89,641	43,881	(89,641)	171,541

Cash and cash equivalents, end of period	$552	$59,752	$29,985	$495,225	$414,339	$80,510	$(414,339)	$666,024

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$724	$(251,879)	$1,138,747	$1,629,412	$22,438	$(1,629,411)	$910,031

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(720,273)	(720,273)	(4,089)	720,273	(724,362)
Repayment from (disbursements for) intercompany loans	9,538	—	2,064	2,064	(346,799)	333,133	—
Investment in subsidiaries	(7,355)	(610,000)	(198)	(40,444)	—	657,997	—
Dividend from affiliates	19,000	898,400	28,423	28,423	—	(974,246)	—
Purchase of cost method investment	—	—	(25,000)	(25,000)	—	25,000	(25,000)
Other investing activities	—	—	432	432	(424)	(432)	8

Net cash provided by (used in) investing activities	21,183	288,400	(714,552)	(754,798)	(351,312)	761,725	(749,354)

Cash flows from financing activities:
Repayments of long-term debt	—	(17,829)	(479,000)	—	—	—	(496,829)
Proceeds from drawdown of long-term debt	—	—	430,000	—	—	—	430,000
Proceeds from (repayment of) intercompany borrowing	(1,430)	—	337,261	—	(634)	(335,197)	—
Dividends paid to preferred shareholders	(9,919)	—	—	—	—	—	(9,919)
Capital contribution from parent	—	—	250,000	86,316	367,553	(703,869)	—
Dividends to shareholders	—	(19,000)	(898,400)	(916,697)	(28,423)	1,862,520	—
Principal payments on deferred satellite performance incentives	—	—	(18,405)	(18,405)	(1,163)	18,405	(19,568)
Dividends paid to noncontrolling interest	—	—	—	—	(8,423)	—	(8,423)
Other financing activities	154	—	1,600	1,600	—	(1,601)	1,753

Net cash provided by (used in) financing activities	(11,195)	(36,829)	(376,944)	(847,186)	328,910	840,258	(102,986)

Effect of exchange rate changes on cash and cash equivalents	—	—	(925)	(931)	(8,372)	931	(9,297)

Net change in cash and cash equivalents	10,712	(308)	46,326	26,497	(8,336)	(26,497)	48,394
Cash and cash equivalents, beginning of period	6,229	1,068	63,633	63,144	52,217	(63,144)	123,147

Cash and cash equivalents, end of period	$16,941	$760	$109,959	$89,641	$43,881	$(89,641)	$171,541

(Certain totals may not add due to the effects of rounding)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
Year ended December 31, 2015:
Allowance for doubtful accounts	$35,174	$7,432	$(5,428)	$37,178

Year ended December 31, 2016:
Allowance for doubtful accounts	$37,178	$24,591	$(7,025)	$54,744

Year ended December 31, 2017:
Allowance for doubtful accounts	$54,744	$(4,094)	$(20,981)	$29,669

See accompanying notes to consolidated financial statements.